Form 20-F/A
period 2021-12-31
Stevanato Group S.p.A.
filed 2022-04-05
CIK 1849853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

As of the date of this annual report on Form 20-F/A, there were 295,540,036 of the Registrant’s shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

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

Yes ☐ No ☐

20-F/A EXPLANATORY NOTE

Stevanato Group S.p.A. is filing this Amendment No. 1 (the “Form 20-F/A”) to its Annual Report on Form 20-F for the period ended December 31, 2021 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on March 8, 2022, to (i) submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 to the Form 20-F/A in accordance with Rule 405 of Regulation S-T (Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405 of Regulation S-T), (ii) provide audited financial statements for the fiscal year ended December 31, 2019, including the report of the independent registered public accounting firm thereto, (iii) include certain additional information to the cover page, Item 4.B Item 5, Item 7.B, Item 14, Item 15, Item 16.C and Item 19 of the Form 20-F, and (iv) correct certain clerical and typographical errors.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosures in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

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

Financial Statements

We present in this annual report the audited consolidated financial statements as of and for the year ended December 31, 2021, 2020 and 2019. These financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

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

As of the date of this annual report, our authorized share capital is €21,698,480.00 divided into 295,540,036 shares without par value, including 34,103,005 ordinary shares and 261,437,031 Class A shares. On March 4, 2021, the shareholders’ meeting approved a share split following which the then existing 20,002 shares have been split into a total of 100,010,000 ordinary shares with no par value, without changing the amount of the share capital. On July 1, 2021 the shareholders’ meeting approved a further share split following which all the existing 100,010,000 shares have been split into a total of 272,427,240 shares in the ratio of 2,724 new shares post-split for each share outstanding prior to the share split. In connection with the split that occurred on July 1, 2021, all of the ordinary shares held by Stevanato Holding S.r.l. and the ordinary shares held in treasury were converted into Class A shares.

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

v

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

Leading global provider of mission-critical drug containment, delivery and diagnostic solutions for the pharmaceutical, biotechnology and life sciences industries

We are a recognized leader in providing mission-critical drug containment, delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We operate on a global scale, offering our products, processes and services in more than 70 countries. We serve a large and diversified customer base, including many of the world’s largest pharmaceutical, biotechnology and diagnostics companies, contract manufacturers and producers of glass packaging. Our customer base comprises more than 700 companies globally, including 41 of the top 50 pharmaceutical companies (which comprise all of the top 15), and eight of the top ten in-vitro diagnostic companies, as measured by 2020 revenue according to data collected by Global Data. We also serve 15 of the top 20 biotechnology companies by market capitalization in the NASDAQ Biotechnology Index and over 100 biotechnology customers in total. Over the past 10 years we have recorded a customer retention rate of approximately 94% (period 2011-2021). Included in this calculation are customers that the Company no longer serves mostly due to a shift in strategy towards more accretive high value products. Excluding this small set of customers, the retention rate for the same period was 97%.

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

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve certain risks and uncertainties including, but not limited to, those described in the “Risk Factors” section of this annual report. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections. Certain numerical figures set out in this section, including financial data presented in millions and thousands, have been subject to rounding adjustments and, as a result, the totals of the data in this section may vary slightly from the actual arithmetic totals of such information. In addition, as a result of such rounding, the totals of certain financial information presented in tabular form may differ from the information that would have appeared in such totals using the unrounded financial information. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(4) on July 15, 2021 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
	Unaudited
	For the three months ended December 31,		Change	For the year ended December 31,		Change
	2021	2020	%	2021	2020	%
Net Revenues	232.6	206.7	12.5%	843.9	662.0	27.5%
Gross Profit	73.0	58.6	24.6%	265.4	194.2	36.7%
Operating Profit	43.5	37.9	14.7%	162.2	103.1	57.3%
Profit Before Tax	53.7	36.0	49.2%	165.7	96.3	72.1%
Net Profit attributable to:
Equity holders of the parent	44.7	33.8	32.3%	134.3	78.5	71.1%
Non-controlling interest	(0.1)	0.2	(128.3)%	(0.1)	0.1	(161.9)%
Basic earnings per common share (in €)	0.17	0.14	22.6%	0.53	0.33	61.1%
Diluted earnings per common share (in €)	0.17	0.14	22.6%	0.53	0.33	61.1%

Consolidated Statement of Financial Position Data

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,	Change
	2021	2020	€
Assets
Total current assets	866.0	492.8	373.2
Total non-current assets	552.9	475.2	77.7
Total assets	1,418.9	968.0	450.9

Liabilities and equity
Total current liabilities	338.6	316.2	22.4
Total non-current liabilities	238.6	341.7	(103.1)
Total liabilities	577.2	657.9	(80.7)
Equity	841.7	310.1	531.6
Total liabilities and equity	1,418.9	968.0	450.9

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

The board of directors may also appoint one or more general managers (direttori generali), who must report directly to the board of directors and confer powers for single acts or categories of acts to employees of the company or third-party representatives.

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

Indemnification Agreements

In connection with our listing on the NYSE, we entered into indemnification agreements with our directors and executive officers. These indemnification agreements require us to indemnify our directors and executive officers to the fullest extent permitted by law, save for a limited number of instances, including when (i) officers and directors’ acts or omissions constituted willful misconduct or gross negligence, (ii) officers and directors did not act in good faith, for a purpose which they reasonably believed to be in, or not opposed to, the best interests of the Company and (iii) officers and directors are held liable towards the Company.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Registration Rights Agreement

Upon completion of our initial public offering on the NYSE, we and certain of our then existing shareholders entered a the Registration Rights Agreement. The Registration Rights Agreement provides to such shareholders certain registration rights relating to our ordinary shares held by them, subject to customary restrictions and exceptions. Registration of such registrable securities would result in registration of ordinary shares under the Securities Act and would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

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

Our authorized share capital is Euro 21,698,480.00 divided into 295,540,036 shares without par value, broken down as follows: (a) 34,103,005 are ordinary shares; and (b) 261,437,031 Class A shares of which 30,840,555 Class A shares held in treasury (the ordinary shares together with the Class A shares, the “shares”). All of our issued and outstanding shares are fully paid. We have 264,699,481 shares outstanding (not including 30,840,555 Class A shares held in treasury).

We did not enter any agreement or other undertaking to increase the share capital.

Over the past three years, our share capital was increased from €20,002,000.00 to €21,698,480.00, while the number of issued shares was increased from 20,002 ordinary shares, carrying a single voting right per share, to total 295,540,036 shares belonging to different share classes, the rights attached to which are described in the Section B below. In particular, our share capital changed as follows:

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

- on August 18, 2021, following the exercise by the underwriters of the over-allotment option, our share capital was increased by the nominal amount of €52,320 by issuance of 712,796 ordinary shares; as a result of such share capital increase and of the sale of 305,484 ordinary shares (post conversion) by Stevanato Holding S.r.l. to the underwriters, our share capital was €21,698,480.00 and divided into total 295,540,036 shares, including 34,103,005 ordinary shares and 261,437,031 Class A shares.

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

The slates shall: (i) be deposited at the Company’s registered office, pursuant to the Notice of Call, at least three days prior to the Record Date, and must be published by the Company in compliance with the applicable legal and regulatory provisions, if any; and (ii) indicate a number of proposed directors between 9 and 15, who shall meet the eligibility and integrity requirements provided by applicable law and the articles of association. Each slate must also indicate the candidate directors meeting the independence requirements set out in article 2399 of the Italian Civil Code (at least one third of the candidates), the candidate directors meeting the experience and independence requirements required by our articles of association (at least three candidates) and the candidate directors meeting the additional professional requirements required by the articles of association. Each proposed director shall only stand for election in one slate.

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

•
any breach of the director’s duty of loyalty to the corporation or its stockholders;
•
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•
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

•
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

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of proceeds

See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in internal control over financial reporting

No change to our internal control over financial reporting occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

Our audit committee charter requires that all audit and non-audit services provided by our independent registered public accounting firm, other than that de minimis non-audit services which may be approved in accordance with applicable rules and regulations, are pre-approved by our audit committee. In particular, pursuant to our audit committee charter, the chairman of the audit committee shall pre-approve all audit services to be provided to Stevanato, whether provided by our independent registered public accounting firm or other firms, and all other services to be provided to Stevanato by the independent registered public accounting firm. Any decision of the chairman of the audit committee to pre-approve audit or non-audit services shall be presented to the audit committee.

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

None.

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
2.1

Description of the Stevanato Group S.p.A.’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934 (incorporated into this Form 20-F/A by reference to Stevanato Group S.p.A.’s Form 20-F filed March 8, 2022).

4.1**	Master Supply Agreement by and among the Stevanato Group S.p.A. and SCHOTT AG (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.2**

Supply and Purchase Agreement by and among the Stevanato Group S.p.A. and Nippon Electric Glass Co., Ltd. (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).

4.3**

Lease Agreement by and among Balda C. Brewer, Inc. and Vogel Properties Inc., dated July 31, 2015 (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).

4.4**

Lease Agreement by and among SVM Automatik A/S and E & FKH Ejendomme A/S, dated January 28, 2016 (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).

4.5	Form of Registration Rights Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.6	Form of Indemnification Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.7**	Form of Restricted Stock Grant Plan (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
8.1	List of significant subsidiaries of Stevanato Group S.p.A. (incorporated into this Form 20-F/A by reference to Stevanato Group S.p.A.’s Form 20-F filed March 8, 2022).
11.1	Form of Code of Ethics (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1/A filed July 7, 2021).
12.1*	Certification of Franco Moro filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of Marco dal Lago filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of Franco Moro furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Marco Dal Lago furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
(1) Exhibits other than those listed above are omitted when in the opinion of Stevanato Group S.p.A. they are either not applicable or not material. * Furnished herewith.
** Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Stevanato Group S.p.A.

	By:	/s/ Franco Moro
		Name:	Franco Moro
		Title:	Chief Executive Officer and Chief Operating Officer
Date: April 5, 2022

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF STEVANATO GROUP S.P.A.

Consolidated Financial Statements as of and for the year ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Stevanato Group S.p.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Stevanato Group S.p.A. (the Company) as of December 31, 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Treviso, Italy

March 8, 2022

Stevanato Group S.p.A.

Consolidated income statement

for the years ended December 31, 2021, 2020 and 2019

		For the years ended December 31,
(EUR thousand)		2021	2020	2019
	Notes
Revenues	6	843,920	662,037	536,539
Cost of sales	7	578,515	467,861	398,518
Gross Profit		265,405	194,176	138,021

Other operating income	8	9,386	5,230	8,737
Selling and Marketing expenses	9	20,448	20,044	26,144
Research and Development expenses	9	29,616	17,390	7,826
General and Administrative expenses	9	62,502	58,863	50,568
Operating Profit		162,225	103,109	62,220

Finance income	11	21,709	14,926	8,006
Finance expense	12	18,808	21,848	15,250
Share of profit of an associate	19	547	92	(262)
Profit Before Tax		165,673	96,279	54,714

Income taxes	14	31,404	17,682	16,007
Net Profit		134,269	78,597	38,707

Net Profit attributable to:
Equity holders of the parent		134,321	78,513	39,201
Non-controlling interests	37	(52)	84	(494)
		134,269	78,597	38,707

Earnings per share
Basic earnings per common share (in EUR)	15	0.53	0.33	0.16
Diluted earnings per common share (in EUR)	15	0.53	0.33	0.16

Stevanato Group S.p.A.

Consolidated statement of comprehensive income

for the years ended December 31, 2021, 2020 and 2019

		For the years ended December 31,
(EUR thousand)		2021	2020	2019
	Notes
Net Profit		134,269	78,597	38,707

Gains/(losses) from remeasurement of employee defined benefit plans	31	(151)	(145)	(377)
Gains/(losses) from remeasurement of the agent termination plan	32	55	(22)	(29)
Tax effect relating to those components of OCI	14	26	15	86
Other comprehensive income (loss) that will not be classified subsequently to profit or loss		(70)	(152)	(320)

Exchange difference on translation of foreign operations	27	12,243	(22,589)	2,535
Changes in the fair value of cash flow hedging instruments	40	2,721	(722)	(900)
Tax effect relating to those components of OCI	14	(653)	173	216
Other comprehensive income (loss) that will be classified subsequently to profit or loss		14,311	(23,138)	1,851

Total other comprehensive income (loss), net of tax		14,241	(23,290)	1,531

Total Comprehensive Income		148,510	55,307	40,238

Attributable to:
Equity holders of the parent		148,550	55,232	40,720
Non-controlling interests		(40)	75	(482)
		148,510	55,307	40,238

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

Stevanato Group S.p.A.

Consolidated statement of changes in equity

for the years ended December 31, 2021, 2020 and 2019

(EUR thousand)	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
At January 1, 2021		20,002	—	(26,189)	(3,345)	(675)	(34,911)	355,613	310,495	(355)	310,140
Other comprehensive income	27	—	—	—	2,068	(70)	12,231		14,229	12	14,241
Net profit		—	—		—	—	—	134,321	134,321	(52)	134,269
Total comprehensive income		—	—	—	2,068	(70)	12,231	134,321	148,550	(40)	148,510
Dividends	28	—	—	—	—	—	—	(11,200)	(11,200)	—	(11,200)
Capital increase	27	1,696	410,563	—	—	—	—	—	412,259	—	412,259
Transaction costs on capital increase	27	—	(27,962)	—	—	—	—	—	(27,962)	—	(27,962)
Taxes relating to capital increase costs	27	—	6,711	—	—	—	—	—	6,711	—	6,711
Other		—	—	(1,551)	—	—	—	4,772	3,221	(20)	3,201
Total effects		1,696	389,312	(1,551)	—	—	—	(6,428)	383,029	(20)	383,009
At December 31, 2021		21,698	389,312	(27,740)	(1,277)	(745)	(22,680)	483,506	842,074	(415)	841,659

The accompanying notes are an integral part of the Consolidated Financial Statements

(EUR thousand)	Notes	Share capital	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
At January 1, 2020		20,002	(26,189)	(2,796)	(523)	(12,331)	287,327	265,490	(50)	265,439
Other comprehensive income	27	—	—	(549)	(152)	(22,580)	—	(23,281)	(9)	(23,290)
Net profit		—	—	—	—	—	78,513	78,513	84	78,597
Total comprehensive income		—	—	(549)	(152)	(22,580)	78,513	55,232	75	55,307
Dividends	28	—	—	—	—	—	(8,900)	(8,900)	—	(8,900)
Acquisition of non-controlling interests	27	—	—	—	—	—	(1,381)	(1,381)	(379)	(1,760)
Other		—	—	—	—	—	54	54	—	54
Total effects		—	—	—	—	—	(10,227)	(10,227)	(379)	(10,606)
At December 31, 2020		20,002	(26,189)	(3,345)	(675)	(34,911)	355,613	310,495	(355)	310,140

(EUR thousand)	Notes	Share capital	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
At January 1, 2019		20,002	(26,189)	(2,112)	(203)	(14,854)	254,919	231,563	(166)	231,397
Other comprehensive income	27	—	—	(684)	(320)	2,523	—	1,519	12	1,531
Net profit		—	—	—	—	—	39,201	39,201	(494)	38,707
Total comprehensive income		—	—	(684)	(320)	2,523	39,201	40,720	(482)	40,238
Dividends	28	—	—	—	—	—	(6,170)	(6,170)	—	(6,170)
Acquisition of non-controlling interests	27	—	—	—	—	—	(621)	(621)	598	(24)
Other		—	—	—	—	—	(2)	(2)	—	(2)
Total effects		—	—	—	—	—	(6,793)	(6,793)	598	(6,196)
At December 31, 2019		20,002	(26,189)	(2,796)	(523)	(12,331)	287,327	265,490	(50)	265,439

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of cash flows

for the years ended December 31, 2021, 2020 and 2019

		For the years ended December 31,
(EUR thousand)		2021	2020	2019
	Notes
Operating activities
Profit before tax		165,673	96,279	54,714
Adjustments:
Depreciation and impairment of property, plant and equipment	10	42,676	41,363	35,719
Amortization of intangible assets and Right of Use	10	13,706	12,740	10,498
Allowance for doubtful accounts	23	(1,291)	341	3,506
Net finance expense/ (income)		(1,239)	4,885	4,660
Share of profit or loss of associated companies	19	(547)	—	—
(Gain)/Loss from the disposal of non-current assets		(579)	—	—
Change in other provisions and in employee benefits		(7,130)	(9,072)	(8,759)
Other non-cash expenses, net		(3,382)	(388)	470
Working capital changes:
- inventories and contract assets		(31,204)	(15,603)	(42,674)
- trade receivables and other assets		(54,765)	(3,631)	5,867
- trade payables, contract liabilities, advances and other liabilities		44,337	52,412	11,835
Interest paid		(4,388)	(5,368)	(4,711)
Interest received		624	684	635
Income tax paid		(29,155)	(18,986)	(29,188)
Cash Flow from operating activities		133,336	155,656	42,572
Cash Flow from investing activities
Purchase of property, plant and equipment		(107,691)	(89,565)	(68,092)
Proceeds from sale of property plant and equipment		1,169	15	199
Purchase of intangible assets		(5,489)	(6,439)	(5,814)
Proceeds from sale of associated companies		14,812	—	—
Investment in financial assets		773	(100)	(631)
Net cash flows used in investing activities		(96,426)	(96,089)	(74,338)
Cash Flow from financing activities
Net proceeds from IPO	26	380,090	—	—
Acquisition of non-controlling interests	37	—	(539)	—
Payment of financial payables for shares acquisition	29	(8,221)	—	—
Dividends paid	28	(11,200)	(8,900)	(6,170)
Payment of principal portion of lease liabilities		(6,498)	(5,906)	(4,741)
Proceed from loans		8,050	51,911	102,251
Repayments of loans		(121,729)	(63,083)	(49,170)
Decrease in other current financial activities		14,355	—	—
Net cash flows from/(used in) financing activities		254,847	(26,517)	42,170

Net change in cash and cash equivalents		291,757	33,050	10,404
Net foreign exchange difference		3,683	(2,837)	463
Cash and cash equivalents at January 1		115,599	85,386	74,519
Cash and cash equivalents at December 31		411,039	115,599	85,386

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

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,
		2021	2021	2020	2020	2019	2019
CHINA	CNY	7.6282	7.1947	7.8747	8.0225	7.7355	7.8205
UNITED STATES	USD	1.1827	1.1326	1.1422	1.2271	1.1195	1.1234
MEXICO	MXN	23.9852	23.1438	24.5194	24.4160	21.5565	21.2202
DENMARK	DKK	7.4370	7.4364	7.4542	7.4409	7.4661	7.4715
BRAZIL	BRL	6.3779	6.3101	5.8943	6.3735	4.4134	4.5157
SWITZERLAND	CHF	1.0811	1.0331	1.0705	1.0802	1.1124	1.0854
JAPAN	JPY	129.8767	130.3800	121.8458	126.4900	122.0100	121.9400

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

Developments costs for the production of new products or parts, like requested as IAS 38 - Intangible Assets, are recognized as assets only if the costs can be reliably determined; the Group has the intention and resources to complete them, the technical feasibility of completing them is such that they will be available for use; the Group has the intention to complete and the ability and intention to use or sell the asset; the asset will generate future economic benefits; there are availability of resources to complete the asset and the ability to measure reliably the expenditure during development. Capitalized development costs include only those expenses that can be directly attributed to the development process and are amortized on a systematic basis, starting from the commencement of production and lasting the length of the product or process's estimated life, generally ranging between three and five years. Research costs are expensed as incurred.

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

4. Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2021 and 2020 is as follows:

Subsidiaries and associate

The consolidated financial statement of the Group includes the following list of company directly or indirectly controlled:

					% equity interest
Name	Segment	Description	Country of incorporation	Type of control	2021	2020
Nuova Ompi S.r.l.	Biopharmaceutical	Production of drug containment systems and development of integrated solutions for the pharmaceutical industry	Italy	Direct	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	Direct	100%	100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	Direct	100%	100%
Medical Glass a.s.	Biopharmaceutical	Production of drug containment systems	Slovakia	Indirect	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical	Service company	Mexico	Indirect	100%	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical	Production of drug containment systems	Mexico	Direct Indirect	30.76% 69.24%	30.76% 69.24%
Ompi of America inc.	Biopharmaceutical	Sale of drug containment systems and analytical services	USA	Indirect	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical	Production of drug containment systems	Brazil	Direct Indirect	79% 21%	79% 21%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical	Production of drug containment systems	China	Indirect	100%	100%
Innoscan A/S	Engineering	Production plant and machinery	Denmark	Indirect	100%	100%
SVM Automatik A/S	Engineering	Production plant and machinery	Denmark	Indirect	100%	65% *
Medirio SA	Biopharmaceutical	Research and development	Switzerland	Indirect	100%	100%
Balda Medical Gmbh	Biopharmaceutical	Production of in-vitro diagnostic solutions	Germany	Direct	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical	Production of in-vitro diagnostic solutions	USA	Indirect	100%	100%
Balda Precision Inc.	Biopharmaceutical	Production metal components	USA	Indirect	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical	Sale of drug containment systems	Japan	Direct	51%	51%
Swissfillon AG	Biopharmaceutical	Sterile filling services company	Switzerland	Associate	0%	26.94%

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

	As at and for the year ended December 31, 2021
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	694,038	149,882	843,920	—	843,920
Inter-Segment	1,134	68,979	70,113	(70,113)	—
Total Revenues	695,172	218,861	914,033	(70,113)	843,920
Cost of Sales	465,304	176,604	641,908	(63,393)	578,515
Gross Profit	229,868	42,257	272,125	(6,720)	265,405

Other operating income	9,386	—	9,386	—	9,386
Selling and Marketing expenses	7,736	3,196	10,932	9,516	20,448
Research and Development expenses	23,467	4,263	27,730	1,886	29,616
General and Administrative expenses	58,996	11,898	70,894	(8,392)	62,502
Operating Profit	149,055	22,900	171,955	(9,730)	162,225

Total assets	885,733	253,767	1,139,500	279,342	1,418,842
Total liabilities	335,919	163,661	499,580	77,603	577,183

	As at and for the year ended December 31, 2020
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	564,931	97,106	662,037	—	662,037
Inter-Segment	1,096	56,327	57,423	(57,423)	—
Total Revenues	566,027	153,433	719,460	(57,423)	662,037
Cost of Sales	398,411	121,332	519,743	(51,882)	467,861
Gross Profit	167,616	32,101	199,717	(5,541)	194,176

Other operating income	5,193	31	5,224	7	5,230
Selling and Marketing expenses	9,762	2,842	12,604	7,440	20,044
Research and Development expenses	12,080	3,056	15,136	2,254	17,390
General and Administrative expenses	48,324	9,641	57,965	899	58,863
Operating Profit	102,643	16,593	119,236	(16,127)	103,109

Total assets	776,832	188,751	965,583	2,396	967,979
Total liabilities	330,624	109,325	439,949	217,890	657,839

	For the year ended December 31, 2019
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	455,041	81,498	536,539	—	536,539
Inter-Segment	881	45,625	46,506	(46,506)	—
Total Revenues	455,922	127,123	583,045	(46,506)	536,539
Cost of Sales	333,539	104,291	437,830	(39,312)	398,518
Gross Profit	122,383	22,832	145,215	(7,194)	138,021

Other operating income	8,737	0	8,737	0	8,737
Selling and Marketing expenses	13,776	3,113	16,889	9,255	26,144
Research and Development expenses	5,442	1,549	6,991	835	7,826
General and Administrative expenses	43,167	8,157	51,324	(756)	50,568
Operating Profit	68,735	10,013	78,748	(16,528)	62,220

Inter-segment revenues and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenues relates to the sales of the Engineering’s equipment to the Biopharmaceutical and Diagnostic Solutions.

The reconciliation from total segments Operating Profit to consolidated Profit Before Tax is as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Segments Operating Profit	171,955	119,236	78,748
Finance income	21,709	14,926	8,006
Finance expense	18,808	21,848	15,250
Share of profit of an associate	547	92	(262)
Inter-segment elimination	(9,730)	(16,127)	(16,528)
Profit Before Tax	165,673	96,279	54,714

For the years ended December 31, 2021 and 2020, no external customer exceeds 10% of group’s revenue while for the year ended December 31, 2019 the Biopharmaceutical and Diagnostic Solutions segment has only one external customer with more than 10% of group’s revenue. For the year ended December 31, 2021, Biopharmaceutical and Diagnostic Solution Segment and the Engineering Segment have one customer each that individually represent more than 10% of segment's revenue.

Year ended December 31, 2021 versus year ended December 31, 2020:

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

Year ended December 31, 2020 versus year ended December 31, 2019:

Revenues increase by 24.1% (EUR 110,105 thousand) in Biopharmaceutical and Diagnostic Solutions segment is mainly driven by the growth in high-value solution. Gross profit of this segment increases from 26.8% in 2019 to 29.6% in 2020 due to the favorable mix of products sold, unit sales price increase for high-value solution and production efficiencies.

With reference to Engineering segment, the EUR 26,310 thousand increase in revenues (20.7%) is mainly due to the growth in visual inspection machinery sales. The greater integration and the synergies within the companies of the Engineering segment led to a gross profit increase from 18.0% in 2019 to 20.9% in 2020.
6. Revenues from contract with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the year ended December 31, 2021
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
Type of goods or service
Revenues from high-value solutions	207,815	—	207,815
Revenues from other containment and delivery solutions	486,223	—	486,223
Revenues from engineering	—	149,882	149,882
Total revenue from contracts with customers	694,038	149,882	843,920

Geographical markets
EMEA	415,489	77,985	493,474
APAC	79,463	38,284	117,747
North America	175,231	31,730	206,961
South America	23,855	1,883	25,738
Total revenue from contracts with customers	694,038	149,882	843,920

Timing of revenue recognition
Goods and services transferred at a point in time	667,717	35,477	703,194
Goods and services transferred over time	26,321	114,405	140,726
Total revenue from contracts with customers	694,038	149,882	843,920

	For the year ended December 31, 2020
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
Type of goods or service
Revenues from high-value solutions	146,332	—	146,332
Revenues from other containment and delivery solutions	418,599	—	418,599
Revenues from engineering	—	97,106	97,106
Total revenue from contracts with customers	564,931	97,106	662,037

Geographical markets
EMEA	338,564	59,575	398,139
APAC	54,433	12,702	67,135
North America	151,418	23,501	174,919
South America	20,516	1,328	21,844
Total revenue from contracts with customers	564,931	97,106	662,037

Timing of revenue recognition
Goods and services transferred at a point in time	553,789	38,417	592,207
Goods and services transferred over time	11,142	58,689	69,830
Total revenue from contracts with customers	564,931	97,106	662,037

	For the year ended December 31, 2019
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
Type of goods or service
Revenues from high-value solutions	90,700	—	90,700
Revenues from other containment and delivery solutions	364,341	—	364,341
Revenues from engineering	—	81,498	81,498
Total revenue from contracts with customers	455,041	81,498	536,539

Geographical markets
EMEA	270,339	52,485	322,824
APAC	41,129	14,393	55,522
North America	119,054	13,381	132,435
South America	24,519	1,239	25,758
Total revenue from contracts with customers	455,041	81,498	536,539

Timing of revenue recognition
Goods and services transferred at a point in time	455,041	33,684	488,725
Goods and services transferred over time	—	47,814	47,814
Total revenue from contracts with customers	455,041	81,498	536,539

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

Consolidated revenues at current exchange rates increase by EUR 181,883 thousand, or 27.5%, to EUR 843,920 thousand for the year ended December 31, 2021, compared to EUR 662,037 thousand for the year ended December 31, 2020, which in turn increase by EUR 125,498 thousand, or 23.4%, compared to EUR 536,539 thousand for the year ended December 31, 2019. Currency movements in USD had a negative impact in 2021. Excluding this effect, consolidated revenues at constant currency exchange rates increase by 28.2% for the year ended December 31, 2021.

With reference to Biopharmaceutical and Diagnostic Solutions segment, revenues in high-value solutions increase by EUR 55,632 thousand, or 61.3% to EUR 146,332 thousand for the year ended December 31, 2020, compared to EUR 90,700 thousand for the year ended December 31, 2019; revenues on high-value solutions further increase by EUR 61,483 thousand or 42.0% to EUR 207,815 thousand for the year ended December 31, 2021. Revenues in other containment and delivery solutions increase by EUR 54,258 thousand, or 14.9%, from EUR 364,341 thousand for the year ended December 31, 2019 to EUR 418,599 thousand for the year ended December 31, 2020 and by further EUR 67,624 thousand, or 16.2%, to EUR 486,223 thousand for the year ended December 31, 2021.

Engineering segment revenues from contracts with external customers increase by EUR 15,608 thousand, or 19.1%, to EUR 97,106 thousand for the year ended December 31, 2020 compared to EUR 81,498 thousand for the year ended December 31, 2019; revenues further increase by EUR 52,776 thousand, or 54.3%, to EUR 149,882 thousand for the year ended December 31, 2021.

For the year ended December 31, 2021, revenues show an increase in all the geographic markets with the higher growth in the APAC market (+75.4%). Revenues increase by 18.3% in North America, by 17.8 % in South America and by 23.9% in EMEA, the Group traditional market.

For the year ended December 31, 2021, revenues related to goods and services transferred over time increase by EUR 15,179 thousand, or 136.2%, in the In-Vitro Diagnostic business. Revenues recognized over time increase also in the Engineering segment by EUR 55,716 thousand, or 94.9%, mainly due to the increasing progress on orders where enforceable right is ensured by contractual conditions.

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

Revenue recognized in the current reporting period relates to carried-forward contract liabilities amount to EUR 11,736 thousand in 2021 (respectively EUR 19,765 thousand in 2020 and EUR 17,218 thousand in 2019). As of December 31, 2021, the aggregate amount of the transaction price allocated to the remaining performance obligation is EUR 74,996 thousand (EUR 56,417 thousand as of December 31, 2020) and the Group will recognize this revenue as projects are completed, which is expected to occur over the next 12–18 months.

7. Cost of sales

Cost of sales are detailed as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Purchases	296,105	226,997	175,816
Change in inventories	9,193	(1,739)	(6,534)
Direct industrial labour	114,807	107,959	102,669
Indirect industrial labour	50,339	42,794	33,798
Industrial depreciation and amortization	46,258	45,296	38,497
Other costs of sales	61,813	46,554	54,272
Total Cost of sales	578,515	467,861	398,518

Cost of sales for the year ended December 31, 2021 amounts to EUR 578,515 thousand (respectively EUR 467,861 thousand in 2020 and EUR 398,518 thousand in 2019), consisting mainly in the cost of materials, components and labor expense related to the production and distribution of goods and services. Cost of sales also include depreciation and amortization of EUR 46,258 thousand (respectively EUR 45,296 thousand in 2020 and EUR 38,497 thousand in 2019).

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

Nevertheless, the overall Cost of sales increase by 23.7% for the year ended December 31, 2021, less than proportionally to revenues mainly due to efficiency maximization in production process and better absorption of industrial overheads.

8. Other operating income

Other operating income for the year ended December 31, 2021 amounts to EUR 9,386 thousand (respectively EUR 5,230 thousand in 2020 and EUR 8,737 thousand in 2019), of which EUR 9,210 thousand are related to (i) contributions from customers for pre-feasibility and feasibility study, development and customization of SG proprietary products; (ii) design and samples activities to perform and improve feasibility study on customized containment solutions; (iii) development and validation activities such as closure validation relating to the last project milestones that allow products industrialization; (iv) post development and validation analysis performed on containment and drug delivery solutions to assure safety and quality; (v) manual samples preparation and packaging (vi) contract cancellation fees and (vii) other recharges. For the years ended December 31, 2020 and 2019 this kind of operating income amounted to EUR 4,958 thousand and EUR 8,197 thousand respectively.

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

For the year ended December 31, 2019 the grants received by Nuova Ompi amounted to EUR 540 thousand are broken down as follows:

– EUR 233 thousand from the so-called Sustainable Growth Fund;

– EUR 307 thousand from “Cassa per i Servizi Energetici e Ambientali” as facilities for energy-intensive businesses.

9. Expenses

Expenses are detailed as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Selling and Marketing expenses	20,448	20,044	26,144
Research and Development expenses	29,616	17,390	7,826
General and Administrative expenses	62,502	58,863	50,568
Total Expenses	112,566	96,297	84,538

For the year ended December 31, 2021 Selling and Marketing expenses amount to EUR 20,448 thousand (respectively EUR 20,044 thousand in 2020 and EUR 26,144 thousand in 2019). These expenses are mainly related to personnel expenses for sales organizations. They include also depreciation for EUR 787 thousand (respectively EUR 844 thousand in 2020 and EUR 702 thousand in 2019) and release of the provision for bad and doubtful debts for EUR (933) thousand (respectively EUR 1,084 thousand accrual in 2020 and EUR 3,859 thousand accrual in 2019) of which EUR (936) thousand as release of the provision for expected credit loss and EUR 3 thousand as write off. For the years ended December 31, 2020 and 2019 the accrual for expected credit loss amounts to respectively EUR 1,079 thousand and EUR 3,656 thousand while the write off amounts to respectively EUR 5 thousand and EUR 203 thousand.

Selling and Marketing expenses slightly increase by EUR 404 thousand in 2021 compared to the previous year is due to the higher personnel cost to support the ongoing growth in the business as well as an increase in consultancies and marketing costs linked to travel and trade fairs, partially restarted after the stop in 2020 due to COVID-19 pandemic. This increase has been partially offset by the release of bad and doubtful debt provision following the improvement of some positions with external customers.

Selling and Marketing expenses decrease by EUR 6,100 thousand in 2020 compared to 2019 is due to the reduction in travel expenses and cancellation of trade fairs, as a consequence of the COVID-19 pandemic, and to the decrease in marketing activities and business consultancies. 2019 was also affected by una tantum expenses related to the 70th Anniversary from the Group founding, not present in 2020.

Research and Development expenses amounting to EUR 29,616 thousand (respectively EUR 17,390 thousand in 2020 and EUR 7,826 thousand in 2019) include costs for research and development activities to support the innovation of product range and components and include amortization of capitalized development costs for EUR 3,353 thousand (respectively EUR 2,580 thousand in 2020 and EUR 930 thousand in 2019).

Research and Development expenses increase by EUR 12,226 thousand in 2021 compared to 2020 is primarily due to the structuring of the Drug Delivery Systems Department and to the US Technology Excellence Center which became fully operational after the start-up phase in 2020, as well as an increase in personnel expenses due to new hires to sustain and progress the R&D activities launched at group level.

Research and Development expenses increase by EUR 9,564 thousand in 2020 compared to 2019 is primarily due to the development of proprietary products drug delivery systems, high-value products, engineering solutions and analytical services set-up.

General and Administrative expenses amount to EUR 62,502 thousand (respectively EUR 58,863 thousand in 2020 and EUR 50,568 thousand in 2019) and mainly comprise personnel expenses for administrative functions, consultancies, directors compensation, rental fees as well as, depreciation and amortization for EUR 5,985 thousand (respectively EUR 5,383 thousand in 2020 and EUR 6,088 thousand in 2019), of which amortization of fair value adjustments from purchase price allocations amount to EUR 1,039 thousand (EUR 1,039 thousand in 2020 and in 2019).

General and Administrative expenses increase by EUR 3,639 thousand in 2021 compared to 2020 is mainly due to the increase in consultancy and insurance costs connected to being a listed company as well as to the increase in depreciation and amortization for the new ERP (Enterprise Resource Planning system) release in some companies of the group. General and administrative expenses include non-recurring accrual reversal amounting to EUR 9,884 thousand related to cash settled awards under incentive plans 2012-2021 and 2018-2022 (early terminated in favor of the new stock grant plan 2021-2027) partially off-set by the non-recurring out of cycle bonus to personnel amounting to EUR 6,526 thousand and by the costs relating to the listing of Stevanato Group shares on NYSE amounting to EUR 794 thousand. Please refer to Note 31 for further details on incentive plans.

For the year ended December 31, 2020 compared to the year ended December 31, 2019, General and Administrative expenses increase by EUR 8,295 thousand of which EUR 2,821 thousand related to non-recurring litigation costs arising from a lawsuit raised by Clere BSD GmbH in connection with the acquisition of the operational business of Balda AG and more specifically to certain transfer fees paid by the defendant to a former vendor. The increase is also due to the business growth and the increase in personnel expenses for long term incentive and cash settled awards.

10. Other information by nature

The breakdown of the Selling, Research & Development and Administrative expenses by nature is as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Personnel	46,489	43,731	37,187
Other Costs and Incomes	56,886	42,675	35,772
Depreciation and Amortization	10,124	8,807	7,720
Expected Credit Losses	(933)	1,084	3,859
Total Expenses	112,566	96,297	84,538

Depreciation and amortization can be broken down as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Cost of sales	46,258	45,296	38,497
Selling and Marketing expenses	787	844	702
Research and Development expenses	3,353	2,580	930
General and Administrative expenses	5,985	5,383	6,088
Total Depreciation & Amortization	56,383	54,103	46,217

For further details on amortization and depreciation for the years ended December 31, 2021 and 2020, reference should be made to the movements in property, plant and equipment, intangible assets and right of use assets. (Note 17 - 18 - 36).

11. Finance income

Finance income are as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Interest income from banks deposits	538	352	158
Income from financial discounts	18	17	398
Interest income on loans to associates	10	20	17
Other financial income	57	295	62
Gain from the sale of an associate	12,258	—	—
Foreign currency exchange rate gains	7,588	11,585	4,789
Derivatives revaluation	950	2,007	1,809
Other fair value adjustments	290	650	773
Total finance income	21,709	14,926	8,006

For the year ended December 31, 2021 the Group realized EUR 12,258 thousand gain from the sale of the entire share capital of Swissfillon AG, of which the sub holding Stevanato Group International held the 26.94% of the share capital. Please refer to Note 19 for more details.

12. Finance expense

Finance expense are as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Interest on debts and borrowings	4,286	5,333	4,109
Financial discounts and other expenses	102	37	871
Interest on lease liabilities	585	624	626
Financial component IAS 19	28	125	374
Foreign currency exchange losses	10,172	12,033	5,334
Derivatives devaluation	3,211	2,471	2,513
Other fair value adjustments	424	1,225	1,423
Total finance expense	18,808	21,848	15,250

Finance expenses include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases about the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized, and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounts to EUR (2,584) thousand for the year ended December 31, 2021, EUR (448) thousand for the year ended December, 31 2020 and EUR (545) thousand for the year ended December 31, 2019.

For the year ended December 31, 2021, foreign currency exchange losses are affected by non-recurring loss amounting to EUR 4,280 thousand related to a derivative financial instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds.

13. Employee benefits expense

Employee benefits expense are detailed as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Included in Cost of sales:
Wages and salaries	134,619	123,773	112,687
Social security costs	25,610	22,720	19,815
Pension costs	4,917	4,260	3,965
Included in Selling and Marketing expenses:
Wages and salaries	12,716	11,522	11,033
Social security costs	1,531	1,278	1,422
Pension costs	403	363	349
Included in General and Administrative expenses:
Wages and salaries	26,106	17,313	14,907
Social security costs	3,589	2,900	2,795
Pension costs	545	545	374
Cash settled awards	(10,831)	2,394	1,284
Stock grant plan	1,740	—	—
Included in Research and Development expenses:
Wages and salaries	9,089	6,327	4,184
Social security costs	1,270	857	645
Pension costs	331	232	194
Total employee benefits expense	211,635	194,484	173,654

For the year ended December 31, 2021 personnel costs amount to EUR 211,635 thousand (respectively EUR 194,484 thousand in 2020 and EUR 173,654 thousand in 2019) including non-recurring accrual reversal of EUR (9,884) thousand related to cash settled awards under incentive plans 2012-2021 and 2018-2022 (early terminated in favor of the new stock grant plan 2021-2027). For the years ended December 31, 2020 and 2019 the expenses related to cash settled awards amounted to EUR 2,394 thousand and EUR 1,284 thousand respectively. In the consolidated statement of profit or loss, cash settled awards expenses as well as the stock grant expenses, are mainly included into the General and Administrative line item.

For the year ended December 31, 2021 personnel costs increase by EUR 17,151 thousand compared to the year ended December 31, 2020 and are mainly included in Cost of Sales as a consequence of the new hires to support business growth. Personnel costs increase also in Research and Development due to the significant increase in total number of headcounts and related seniority and geographical allocation of new hires needed to support the new organizational structure of the area. The increase in personnel costs included in General and Administrative expenses is mainly due to the non-recurring out of cycle bonus to personnel amounting to EUR 6,526 thousand which partially off-set the above mentioned cash settled award release.

For the year ended December 31, 2020 personnel costs increase by EUR 20,830 thousand compared to the year ended December 31, 2019 and are mainly included in Cost of Sales as a consequence of the higher production hours. Personnel costs increase also in Research and Development due to the new hires. The increase in personnel costs included in General and Administrative expenses is mainly due to the new managerial positions and the accrued costs for incentive plans.

The average size of the Group's workforce during the year is as follows:

	For the years ended December 31,
	2021	2020	2019
Executives	51	42	37
Managers	126	113	124
Employees	4,284	3,889	3,664
Total Workforce	4,461	4,044	3,825

14. Income tax

Income tax expense is as follows:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Current income tax:
Current Taxes	35,093	28,604	18,883
Prior Years Taxes	(6,544)	918	1,620
Deferred tax:
Deferred Taxes	2,855	(11,840)	(4,496)
Income tax expense reported in the statement of profit or loss	31,404	17,682	16,007

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Deferred tax related to items recognized in OCI during in the year:
Gains/(losses) from remeasurement of employee of defined benefit plans and of agent termination plans	26	15	86
Change in the fair value of hedging instruments	(653)	173	216
Deferred tax charged to OCI	(627)	188	302

The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy.

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Accounting profit before income tax	165,673	96,279	54,714
Statutory income tax rate of 27.9%	46,223	26,862	15,265
Prior years taxes	(6,544)	918	1,620
DTA recognized on tax losses carry-forward	(1,947)	(41)	720
Taxes effect on unremitted earnings	400	1,248	210
Utilization of tax losses carry-forward not recognized on DTA	—	—	(1,759)
Not deductible expenses	—	—	535
Step up	—	(7,926)	—
Change notional rate	—	361	—
Tax grants/not taxable items	(1,157)	(2,146)	(449)
Tax exemption on gain from the sale of an associate	(3,378)	—	—
Different foreign tax rate effect	(2,193)	(1,594)	(135)
At the effective income tax rate of 18.96% (18.40% in 2020, 29.30% in 2019)	31,404	17,682	16,007
Income tax expense reported in the statement of profit or loss	31,404	17,682	16,007

Effective group’s tax rate slightly increase in 2021 compared to 2020, is mainly due to several non-recurring items that affected the income tax expense:

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

For the year ended December 31, 2020 the effective group's tax rate significantly dropped compared to the year ended December 31, 2019, mainly due to the following three factors:

- Nuova Ompi S.r.l. opted to step up the tax net book value of part of its machinery by taking advantage from the "August Decree". The law allows Italian companies to revalue the tax value of the assets by paying a 3% one off tax on the higher value and deducting future depreciation at a notional tax rate; the tax saving amounts to EUR 7,926 thousand;

- Nuova Ompi S.r.l., in 2020, after concluding a series of investments in machinery, started to fully benefit from the so called "Industry 4.0 hyper depreciation", an Italian tax contribution aimed at supporting companies investing in high technology equipment;

- Ompi Pharm. Packing Techn. Co. Ltd, in 2020, concluded the procedure to obtain the so called "high tech license", a Chinese law that allows companies investing in R&D to benefit from a reduced corporate tax rate (15% instead of the notional 25%).

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

15. Earnings per Share

Basic earnings per share (EPS) is calculated by dividing into the profit attributable to equity holders of the parent by the weighted average number of common shares issued net of the treasury shares held by the Group and the vested awards under the 2012-2021 incentive plan (as of December 31, 2020 and 2019).

As of December 31, 2021 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of potential ordinary shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 31 for further details on the equity incentive plans). There is no dilution impact as of December 31, 2020 and 2019, resulting in basic and diluted earnings per share being the same.

The Shareholder’s meetings held on March 4, 2021 and on July 1, 2021 approved respectively, two different share splits, as explained also in Note 27. The number of ordinary shares outstanding has been retrospectively adjusted as if such events had occurred at the beginning of the earliest period presented.

The following table reflects the income and share data used in the basic and diluted EPS calculation:

	At December 31,	At December 31,	At December 31,
(EUR thousand)	2021	2020	2019

Profit attributable to ordinary equity holders of the parent	134,321	78,513	39,201

Weighted average number of ordinary shares for basic EPS	252,670,872	240,501,960	240,501,960
Weighted average number of ordinary shares adjusted for the effect of dilution	252,690,321	240,501,960	240,501,960

	2021	2020	2019
Basic earnings per common share (in EUR)	0.53	0.33	0.16
Diluted earnings per common share (in EUR)	0.53	0.33	0.16

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

The cash flows and discount rate were determined net of tax. Future cash flows are discounted using the weighted average cost of capital (WACC); this is estimated with a beta factor derived on the basis of a peer group. The discount rate, 6.30% for DCS and for IVD & DDS and 6.20% for ESD, used for the CGUs, reflects therefore current market assessments and the time value of money and takes account of the risks specific to the sector. The discount rates used in the previous year were respectively 6.40% for DCS and for IVD & DDS and 6.70% for ESD.

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

Assets under construction, amounting to EUR 89,946 thousand as at December 31, 2021 and EUR 61,293 thousand as at December 31, 2020, includes investments in production lines and machines for syringes, vials and cartridges production which have not yet been completed but are expected to enter into use in the coming year. This category also includes investments for the construction of new clean rooms in Balda C. Brewer plant, the investment for the new EZ-fill® hub in China, a new building in Piombino Dese that will host both corporate offices and production areas and the investments for the construction of the new U.S. facility in Fishers, Indiana. This latter is expected to be operational in 2023 and will enable Stevanato Group to be in closer proximity to its North America pharmaceutical customers and to provide an additional supply source for its mission critical products to serve customers better. The plant, which was initially expected to be up to 370,000 square feet in size, will support the expansion and production of Stevanato Group’s EZ-Fill® solutions, pre-sterilized drug containment systems for bio-pharmaceutical use. The decision to follow a modular approach allows the Group to be flexible in modifying or changing the capacity to meet market demand. The facility is expected to house state-of-the-art production lines equipped with advanced process technologies to produce EZ-Fill® syringes and vials. Stevanato Group’s EZ-Fill® solutions offer significant benefits to bio-pharmaceutical companies by reducing time to market, lowering the overall total cost of ownership and reducing supply chain risk. In addition, Stevanato Group plans to use the new facility as a center for after-sales support dedicated to serving its North America Engineering customers, offering technical support as well as maintenance for visual inspection, assembly and packaging equipment.

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

(EUR thousand)	2021	2020
At January 1	2,009	1,917
Proportionate share of net profit for the year	547	92
Derecognition of the associate after minority interest sale	(2,556)	—
At December 31	—	2,009

Summarised financial information relating to Swissfillon AG for the year ended December 31, 2020:

At December 31,
(EUR thousand)	2020
Current assets	3,256
Non-current assets	8,462
Current liabilities	3,429
Non-current liabilities	7,152
Equity	1,138
Group’s share in equity – 26.94% in 2020	306
Goodwill	1,729
Exchange differences	(26)
Group’s carrying amount of the investment	2,009

	For the year ended December 31,
(EUR thousand)	2020	2019
Revenue from contracts with customers	11,230	5,559
Cost of materials and services	4,016	2,006
Personnel expenses	3,616	2,035
Other operating expenses	2,120	1,487
Depreciation and amortization	946	824
Finance costs	168	168
Profit before tax	364	(961)
Income tax expense	21	10
Net Profit	343	(971)
Group’s share of profit for the year	92	(262)

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

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on June 11, 2020 a dividend distribution of EUR 0.50 thousand per common share was approved, corresponding to a dividend paid in of EUR 8,900 thousand in 2020. The distribution was made partially from the “other reserve” and from “retained earnings”.

With reference to 2019, on June 28, 2019, Stevanato Group Shareholder's meeting approved the distribution of EUR 6,170 thousand dividends. The distribution was made from the “other reserve”.

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

Defined benefits obligation

The Group’s liabilities for employee benefits are as follows:

(EUR thousand)	Trattamento Fine Rapporto	Jubilee Benefits	Beneficio por Retiro / Terminacion	Severance Payment Slovakia	Total
At January 1, 2020	5,801	220	468	25	6,514
Interest cost	44	2	32	1	79
Current service cost	325	26	70	7	428
Benefits paid	(412)	(16)	—	(7)	(435)
Actuarial Gains and Losses	33	7	108	4	152
Exchange rate differences	—	—	(126)	—	(126)
At December 31, 2020	5,791	239	552	30	6,612

Recognized in the consolidated income statement	369	36	103	8	516
Recognized in the other comprehensive income	33	—	108	4	145

At January 1, 2021	5,791	239	552	30	6,612
Interest cost	18	2	29	1	50
Current service cost	402	27	95	7	531
Benefits paid	(476)	(13)	(32)	(13)	(534)
Actuarial Gains and Losses	160	(2)	(23)	15	150
Exchange rate differences	—	—	38	—	38
At December 31, 2021	5,895	253	659	40	6,847

Recognized in the consolidated income statement	419	28	123	8	579
Recognized in the other comprehensive income	160	—	(23)	15	151

The principal assumptions used for determining the obligations under the plan described are as follows:

As at December 31, 2021

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	0.98%	1.17%	9.75%	0.98%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	1.75%	—	3.50%	—

As at December 31, 2020

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	0.34%	1.00%	8.25%	4.50%
Future salary increases %	0.50%	—	4.50%	6.00%
Inflation rate %	0.80%	—	3.50%	—

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

Movements in the leased Right of Use assets in 2021 are shown below:

(EUR thousand)	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
Cost
At January 1, 2020	16,239	6,930	330	7,694	31,193
Additions	2,602	1,761	—	1,347	5,710
Exchange rate differences	(872)	—	—	(39)	(911)
At December 31, 2020	17,969	8,691	330	9,002	35,992
Additions	1,549	278	16	1,268	3,111
Disposals	(1,437)	(199)	—	(19)	(1,655)
Exchange rate differences	885	25	—	50	960
At December 31, 2021	18,966	8,795	346	10,301	38,408

Depreciation
At January 1, 2020	2,234	852	65	1,703	4,854
Depreciation charge for the year	2,523	1,515	66	1,852	5,956
Exchange rate differences	(196)	15	—	(17)	(198)
At December 31, 2020	4,561	2,382	131	3,538	10,612
Depreciation charge for the year	2,579	1,546	71	2,006	6,202
Disposals	(1,308)	(26)	—	(3)	(1,337)
Exchange rate differences	207	3	—	31	241
At December 31, 2021	6,039	3,905	202	5,572	15,718

Net book value
At December 31, 2021	12,927	4,890	143	4,729	22,690
At December 31, 2020	13,408	6,309	199	5,464	25,380

Set out below are the carrying amounts of lease liabilities (included under interest-bearing loans and borrowings) and the movements during the period:

(EUR thousand)	2021	2020
At January 1	25,621	26,140
Additions	2,837	5,599
Accretion of interest	585	624
Payments	(6,498)	(5,906)
Early terminated contracts	(150)	—
Exchange rate difference	732	(836)
At December 31	23,127	25,621

Current	5,553	5,435
Non-current	17,574	20,186

The following are the amounts recognized in profit or loss:

	For the years ended December 31,
(EUR thousand)	2021	2020	2019
Depreciation expense of Right of Use assets	6,202	5,956	4,861
Interest expense on lease liabilities	585	624	626
Expense relating to short-term leases	1,252	1,901	481
Expense relating to leases of low-value assets	5,180	3,744	3,815
Total amount recognized in profit or loss	13,219	12,225	9,783

37. Subsidiaries with material non-controlling interest

The Stevanato Group comprises the following subsidiaries with material non-controlling interest:

		At December 31,	At December 31,
Name	Country	2021	2020

Ompi of Japan Co., Ltd.	Japan	49%	49%
Medical Glass a.s.	Slovakia	0.26%	0.26%

		At December 31,	At December 31,
(EUR thousand)		2021	2020

Proportion of equity interest held by non-controlling interests:
Ompi of Japan Co., Ltd.		419	487
Medical Glass a.s.		(56)	(48)
		363	439

Profit allocated to material non-controlling interest:
Ompi of Japan Co., Ltd.		60	(76)
Medical Glass a.s.		(8)	(8)
		52	(84)

Changes in non-controlling interests are shown in the consolidated statement of changes in equity.

The tables below show the summarized income statement for the year ended December 31, 2021:

(EUR thousand)	Ompi of Japan Co., Ltd.	Medical Glass a.s.

Net Sales	4,325	41,643
Cost of Sales	3,542	34,425
Gross Profit	783	7,218

Other operating income	—	195
Selling and marketing expenses	299	177
Research and development expenses	150	—
General and administrative expenses	452	3,302
Operating profit	(118)	3,934

Interest income	37	111
Interest expense	90	42
Profit before tax	(171)	4,003

Income taxes	(48)	826
Net Profit	(123)	3,177

Total comprehensive income	(123)	3,165

Attributable to non-controlling interests	(60)	8
Dividends paid to non-controlling interests	—	—

The tables below show the summarized income statement for the year ended December 31, 2020:

(EUR thousand)	Ompi of Japan Co., Ltd.	Medical Glass a.s.

Net Sales	6,811	36,852
Cost of Sales	5,509	30,039
Gross Profit	1,302	6,813

Other operating income	—	43
Selling and marketing expenses	349	165
Research and development expenses	157	—
General and administrative expenses	518	2,715
Operating profit	278	3,976

Interest income	17	2
Interest expense	74	30
Profit before tax	221	3,948

Income taxes	66	834
Net Profit	155	3,114

Total comprehensive income	155	3,111

Attributable to non-controlling interests	76	8
Dividends paid to non-controlling interests	—	—

The tables below show the summarized income statement for the year ended December 31, 2019:

(EUR thousand)	Ompi of Japan Co., Ltd.	Medirio SA	Medical Glass a.s.

Net Sales	2,533	—	32,811
Cost of Sales	2,207	—	27,661
Gross Profit	326	—	5,150

Other operating income	—	—	—
Selling and marketing expenses	451	—	123
Research and development expenses	156	1,013	—
General and administrative expenses	437	25	3,350
Operating profit	(718)	(1,038)	1,677

Interest income	161	4	4
Interest expense	32	3	20
Profit before tax	(589)	(1,037)	1,661

Income taxes	(176)	18	387
Net Profit	(413)	(1,055)	1,274

Total comprehensive income	(413)	(1,055)	1,272

Attributable to non-controlling interests	(202)	(295)	3
Dividends paid to non-controlling interests	—	—	—

The tables below show the summarized financial position as at December 31, 2021:

(EUR thousand)	Ompi of Japan Co., Ltd.	Medical Glass a.s.

Property, plant and equipment and other non-current assets	534	13,658
Net working capital	(280)	5,582
Total non-current liabilities and provision	—	(653)
Net capital employed	254	18,587
Net financial position*	(1,233)	6,204
Total equity	(979)	24,791

Attributable to:
Equity holders of parent	(500)	24,727
Non-controlling interest	(479)	64

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

Transaction with related parties refer to:

-
revenues from the sale of drug containment systems from the associate Swissfillon AG up to the date of the decrecognition (October 22, 2021);
-
service fees and rentals paid to Winckler & Co Ltd, the company whose owner holds minority interests in the subsidiary Ompi of Japan;
-
rentals paid to SFEM Italia S.r.l., controlled by Stevanato family;

-
the purchase of products and rentals paid to Società Agricola Stella S.r.l., fully controlled by SFEM Italia S.r.l. until November 12, 2021 and then 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;
-
consulting services rented by Federici William and by MJB Consultants LLC, Progenitor Capital Partners LLC and Studio Legale Spinazzi Azzarita Troi, whose beneficial owners are Board members in Stevanato Group;
-
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary SVM Automatik A/S;
-
rentals paid to members of Stevanato family. With reference to 2019, it includes also revenues for the sale of residential flat located in Punto Central (Mexico) from Ompi North America to Marco Stevanato for an aggregate amount of EUR 412 thousand; this transaction generated a gain of EUR 282 thousand as shown in the chart below;
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

The amounts of transactions with related parties recognized in the consolidated income statement and the related assets and liabilities are as follows:

For the year ended and as at December 31, 2021

(EUR thousand)	Revenues	Costs*

Parent company
Stevanato Holding S.r.l.	4,475	—

Associate companies
Swissfillon AG	565	—

Other related parties
Winckler & Co. Ltd.	—	352
Società Agricola Stella S.r.l.	—	99
SFEM Italia S.r.l.	—	19
MJB Consultants LLC	—	57
Progenitor Capital Partners LLC	—	67
E & FKH Ejendomme ApS	—	410
Piovesan Barbara	—	30
Studio Legale Spinazzi Azzarita Troi	—	578
Federici William	—	69
Fondazione Stevanato	—	180
C.T.S. Studio AS	—	20
Incog BioPharma Services Inc	671	—

* Costs include cost of sale, selling, general administrative costs and other expenses net

(EUR thousand)	Trade receivables	Trade payables	Other Assets	Other Liabilities
Other related parties
Winckler & Co. Ltd.	—	29	—	—
Società Agricola Stella S.r.l.	—	54	—	—
SFEM Italia S.r.l.	—	2	—	—
Studio Legale Spinazzi Azzarita Troi	—	151	—	—
C.T.S. Studio AS	—	2	—	—
Incog BioPharma Services Inc	393	—	—	—

Loan from/to related parties

For the year ended and as at December 31, 2021

(EUR thousand)	Interest received	Interest paid	Financial assets or liabilities

Associate companies
Swissfillon AG	10	—	—

Other related parties
SE Holdings Co.Ltd.	—	5	(940)

Key management personnel of the Group:
Directors and Key Managers	22	—	447

For the year ended and as at December 31, 2020

(EUR thousand)	Revenues	Costs*

Associate companies
Swissfillon AG	790	—

Other related parties
Winckler & Co. Ltd.	—	350
Società Agricola Stella S.r.l.	—	72
SFEM Italia S.r.l.	—	19
MJB Consultants LLC	—	142
Progenitor Capital Partners LLC	—	84
E & FKH Ejendomme ApS	—	399
Piovesan Barbara	—	30
Studio Legale Spinazzi Azzarita Troi	—	536
Fondazione Stevanato	—	155

* Costs include cost of sale, selling, general administrative costs and other expenses net

(EUR thousand)	Trade receivables	Trade payables	Other Assets	Other Liabilities

Associate companies
Swissfillon AG	88	—	—	—

Other related parties
Winckler & Co. Ltd.	—	28	—	—
Società Agricola Stella S.r.l.	—	25	24	—
SFEM Italia S.r.l.	—	2	—	—

Loan from/to related parties

For the year ended and as at December 31, 2020

(EUR thousand)	Interest received	Interest paid	Financial assets or liabilities

Associate companies	20	—	1,342
Swissfillon AG

Other related parties
SE Holdings Co.Ltd.	—	6	(968)

Key management personnel of the Group
Directors and Key Managers	53	—	4,614

For the year ended December 31, 2019

(EUR thousand)	Revenues	Costs*

Associate companies
Swissfillon AG	168	—

Other related parties
Winckler & Co. Ltd.	—	499
Società Agricola Stella S.r.l.	—	83
SFEM Italia S.r.l.	—	19
MJB Consultants LLC	—	150
Progenitor Capital Partners LLC	—	89
E & FKH Ejendomme ApS	—	391
Stevanato Marco	—	(282)
Piovesan Barbara	—	30
Stevanato Sergio	—	98
Studio Legale Spinazzi Azzarita Troi	—	294
Fondazione Stevanato	—	130

* Costs include cost of sale, selling, general administrative costs and other expenses net

Loan from/to related parties

For the year ended December 31, 2019

(EUR thousand)	Interest received	Interest paid

Associate companies
Swissfillon AG	17	—

Other related parties
SE Holdings Co.Ltd.	—	5

Key management personnel of the Group
Directors and Key Managers	53	—

Emoluments to Directors and Key Management

The fees of the Directors of Stevanato Group S.p.A. are as follows:

For the year ended December 31, 2021

(EUR thousand)	Fixed remuneration		Pension	Long Term	Share based	Total
	Annual	Fringe	expense (1)	Benefits (2)	compensation (3)	remuneration
	fee	benefits
Total Directors	2,196	14	50	(2,966)	350	(356)

(1) Pensions expense related to Trattamento Fine Mandato accrued on the year

(2) Long term benefits related to cash settled awards early terminated in 2021

(3) Shares assigned to board members

For the year ended December 31, 2020

(EUR thousand)	Fixed remuneration		Pension	Long Term	Total
	Annual	Fringe	expense(1)	Benefits(2)	remuneration
	fee	benefits
Total Directors	1,688	28	50	412	2,178

(1) Pensions expense related to Trattamento Fine Mandato accrued on the year

(2) Long term benefits related to cash settled awards

For the year ended December 31, 2019

(EUR thousand)	Fixed remuneration		Pension	Long Term	Total
	Annual	Fringe	expense (1)	Benefits (2)	remuneration
	fee	benefits
Total Directors	1,475	21	50	127	1,673

1) Pensions expense related to Trattamento Fine Mandato accrued on the year

(2) Long term benefits related to cash settled awards

The aggregate compensation for members of the Senior Management Team (excluding the Chairman and including the CEO) is as follows:

For the year ended December 31, 2021

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

For the year ended December 31, 2020

(EUR thousand)	Fixed remuneration		Variable	Pension	Long Term	Total
	Annual	Fringe	remuneration(2)	expense(3)	Benefits(4)	remuneration
	fee	benefits(1)
Total Other Key Management	1,150	23	698	81	1,254	3,206

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO

(3) Pensions expense related to Trattamento Fine Rapporto accrued on the year

(4) Long term benefits related to cash settled awards

For the year ended December 31, 2019

(EUR thousand)	Fixed remuneration		Variable	Pension	Long Term	Total
	Annual	Fringe	remuneration(2)	expense(3)	Benefits(4)	remuneration
	fee	benefits(1)
Total Other Key Management	1,231	19	305	86	723	2,364

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

The Group is holding the following contracts:

As at December 31, 2021

(EUR thousand)		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
Notional amount	Forward			36,702	36,702	(21)	Current financial liabilities
Average forward rate (EUR/DKK)				7.438	—
Notional amount	Forward			9,372	9,372	50	Other current financial assets
Average forward rate (EUR/USD)				1.139	—
Notional amount	Forward			990	990	20	Other current financial assets
Average forward rate (EUR/JPY)				128.750	—
Total					47,064	49

As at December 31, 2020

(EUR thousand)		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
Notional amount	Forward			19,554	19,554	(12)	Current financial liabilities
Average forward rate (EUR/DKK)				7.447	—
Notional amount	Forward			6,246	6,246	19	Other current financial assets
Average forward rate (EUR/USD)				1.230	—
Notional amount	Forward			1,203	1,203	(3)	Current financial liabilities
Average forward rate (EUR/CHF)				1.082	—
Notional amount	Forward			1,008	1,008	(0)	Current financial liabilities
Average forward rate (EUR/JPY)				126.55	—
Total					28,011	4

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