Form 20-F
period 2022-12-31
Stevanato Group S.p.A.
filed 2023-03-02
CIK 1849853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 250.10D-1(b).

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

Financial Statements

We present in this annual report the audited consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020. These financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

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

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.

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

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors.

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

Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.Adjusted Operating Profit Margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

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

Net Cash/ (Debt) is a metric used by the management to analyze the financial stability of our business. Net Cash/ (Debt) is calculated by adding up current and non-current financial liabilities and subtracting the current financial assets, non-current financial receivables and cash and cash equivalent.

Capital Employed is determined as the sum of non-current assets, net working capital, which is the difference between current assets and current liabilities, net of non-current liabilities.

Management uses Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed to monitor the underlying performance of the business and its operations. These measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. These non-GAAP financial measures may not be comparable to similarly titled metrics of other companies.

Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss or other financial measures determined in accordance with IFRS. These measures have limitations as analytical tools, and you should not consider them in isolation. See “ITEM 5. Operating and Financial Review and Prospects — Operating Results—Key Indicators of Performance and Financial Condition—Non-GAAP Financial Measures” for more detail on these limitations of Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed. Accordingly, prospective investors should not place undue reliance on these non-GAAP financial measures contained in this annual report.

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
•
Our business, financial condition and results of operations depend upon the availability and price of high‑quality materials and energy supply and our ability to contain production costs. In this respect, our business may be materially affected by the Russian-Ukrainian conflict and as a result of existing and new sanctions that may be imposed against Russia and Belarus.
•
Significant interruptions in our operations could harm our business, financial condition and results of operations.
•
As a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may continue to shrink, if the need for COVID-19 related solutions declines.
•
Our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows.
•
We may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors.
•
Our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows, including without limitation financial market risks related to foreign currency exchange rates, interest rates and inflation.
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

Moreover, there is a risk that significant amounts of time and resources that we invest in research, development and identification of new products may not result in the expected positive results for our business. If we invest our resources into a new product or product enhancement that fails to meet our high-quality standards and market expectations or does not perform in the way it was intended, this could adversely affect our business. Our current customers may decide not to purchase these new products or product enhancements and / or purchase a product from a competitor or cease doing business with us altogether. It can take significant time to identify an unmet customer need and develop a product to meet that need, and to the extent we fail to obtain desired levels of market acceptance, our business, financial condition or results of operations could be adversely affected.

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

o
the size, complexity and duration of projects; and
o
the cancellation or delay of projects.

Our backlog at December 31, 2022 was approximately €957.0 million compared to €880.0 million as of December 31, 2021. Although an increase in backlog will generally result in an increase in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase in backlog at a particular point in time does not necessarily correspond to an increase in direct revenues during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

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

Our ability to sustain our income has been, and will continue to be, dependent in part on our ability to obtain favorable terms from our suppliers and services providers, including logistics service providers. These terms may change from time to time, and such changes could adversely affect our gross margins over time. In addition, our results of operations and cash flows could be adversely impacted by the acceleration of payment terms to our suppliers and/or the imposition of more restrictive credit terms and other contractual requirements. Further, if for any reason we enter into a contract with a supplier on unfavorable terms, it may harm our ability to negotiate our future contracts with that supplier or with other suppliers.

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

Our operations depend upon our ability to obtain high-quality materials and energy supply at reasonable prices, therefore maintaining low production costs. Our ability to maintain an adequate supply of such materials and energy could be impacted by the availability and price of those materials and energy, the failure to maintain relationships with suppliers and any of such materials being proven to be toxic or otherwise inadequate to be used for the intended purpose. While we may seek to minimize the impact of price increases and potential shortages by, among other things, entering into long-term supply agreements, increasing our own prices and implementing cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs. With respect to energy supply, the current conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus have caused a significant increase in gas and energy prices, and may further negatively impact our ability to source gas at commercially reasonable terms, or at all. Moreover, while we aim to maintain a large network of product suppliers, we are unable to predict any interruption or disruption in service from our key suppliers, particularly in light of the COVID-19 pandemic. In particular, for some of the materials we use in our production cycles we have a limited number of (or a single-source) suppliers worldwide, and selecting new suppliers would be a lengthy and time consuming process. Any interruption or disruption in service from particular suppliers of materials means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternative suppliers. If this occurs, we could expend substantial resources and time in re-establishing relationships with third-party suppliers that meet the appropriate quality, cost and regulatory requirements needed for commercially viable manufacture of our products. If we are unable to obtain the materials we need at reasonable prices or at all, we may not be able to produce certain of our products at a marketable price or at all. If our supply of materials and components is adversely affected, including as a result of the COVID-19 pandemic, we could damage our relationship with current and prospective customers and our operating results and financial condition could be adversely affected.

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

o
the destruction of or damage to our suppliers’ facilities or their distribution infrastructure;
o
work stoppages or strikes by our suppliers’ employees;
o
the failure of our suppliers to provide materials of the requisite quality or in compliance with strict specifications;
o
the failure of essential equipment at our suppliers’ plants;
o
the failure of our suppliers to satisfy import and export control laws for goods that we purchase from them;
o
the failure of our suppliers to meet regulatory standards where applicable;
o
the failure, shortage or delay in the delivery of materials to our suppliers;
o
contractual amendments and disputes with our suppliers; and
o
inability of our suppliers to perform as a result of the weakened global economy, terrorism, war and other armed hostilities (such as the conflict between Russia and Ukraine and financial and economic sanctions imposed in response thereto), the COVID-19 pandemic or otherwise.

Moreover, global cost inflation trends have had an effect on and could continue to unfavorably impact pricing from our suppliers, which in turn could impact our gross margins to the extent we are unable to pass along price differences to our customers.

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

As a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may continue to shrink, if the need for COVID-19 related solutions declines.

During COVID-19, we increased production capacity to support our customers’ efforts in rapidly responding to COVID-19. In this context we have been providing: (i) glass vials and syringes to approximately 90% of currently marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19. COVID-19 has generated increased demand for our products and services. We expect reduced demand for COVID-19 related products as the COVID-19 pandemic wanes and potentially moves into an endemic stage.

There remains some uncertainty around the magnitude of the long-term impact of COVID-19 on demand for our products, but we anticipate that COVID-19 contributions will continue to decrease in 2023 and potentially progressively transition into a part of our traditional vaccination business in the next 12 to 24 months.

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

o
expand our global market position in primary containment systems;
o
leverage leadership in primary containment to build market position in drug delivery systems;
o
accelerate market penetration in life sciences systems;
o
increase our investments in R&D to address unmet market needs;
o
build on our expertise in manufacturing, assembly and inspection systems for primary containers and complex, multi-component systems;
o
leverage our scientific and engineering capabilities across the drug development timeline;
o
leverage our global geographical presence as a platform to increase our penetration in the North American and APAC regions; and
o
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

More recently, the Inflation Reduction Act (the "IRA") was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026) with prices that can be negotiated subject to a cap; imposed rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025), all factors which could impact our business by affecting our ability to achieve value-based price, maintaing an acceptable return on our investments in R&D of our products, and impacting our ability to research and develop new products.

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

Our operating results could be negatively affected by the loss of revenue from a significant number of our customers. Our sales are fairly well distributed, with 44.26% of our revenues deriving from our top ten customers and no individual customer representing more than 10.0% of revenues in 2022. However, consolidation within our customer base, including, in particular, among pharmaceutical companies, may give larger customers greater bargaining and buying power and operational sophistication, which can enable them to operate with reduced inventories. In addition, consolidation among our customers may lead them to rely on a reduced number of suppliers, with no assurance that they will continue using our products.

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

Over the last 70 years we have consistently expanded our operations and anticipate expanding further as we pursue our long-term growth strategy. The key elements of our growth strategy include, among other things, the expansion of our global market position in drug containment solutions and drug delivery systems, accelerating penetration in life sciences systems, increasing our investments in research and development, building on our expertise in manufacturing, assembly and inspection systems for drug containers and complex, multi-component systems, leveraging our scientific and engineering capabilities, increasing our penetration in the North American and APAC regions and selectively pursuing acquisitions and technology partnerships to augment and expand our product and service portfolio. In particular, we are using part of the proceeds of the Offering to further expand our manufacturing facilities in Piombino Dese (Italy) and to establish new plants for EZ-Fill® products, with strong focus on biologics and vaccines, in Indiana (U.S.), Zhangjiagang (China) and Italy (Latina) and pursue strategic acquisitions to broaden our offering, our technical know-how and our international footprint. In November 2021, we entered into an investment agreement with the Zhangjiagang Economic and Technological Development Zone Administration Committee. Under said investment agreement, we shall invest through one of our subsidiaries, in the Zhangjiagang Economic and Technological Development Zone ("ZETDZ"), to be used for the manufacture of ready to use syringes and vials, bulk vials and cartridges, and for the SG Engineering business.

In December 2021, we entered into an Early Development Agreement (“EDA”) with the City of Fishers – Indiana, Fishers Town Hall Building Corporation and City of Fishers Redevelopment Commission envisaging the acquisition of an area of approximately 35.75 acres to be used for the construction of a new plant in Indiana (U.S.).

In addition to the aforementioned investment agreement, on February 23, 2022 Nuova Ompi signed the preliminary contract for the purchase of a brownfield in Latina (Italy) in proximity of other Stevanato Group facilities for a total consideration of approximately €16.0 million. The definitive purchase contract was then signed on May 27, 2022. The facility, after renovation, is expected to produce EZ-fill® syringes and vials.

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

In March of 2022, we entered into a collaboration agreement with Owen Mumford Ltd. to manufacture and sell the Aidaptus® auto-injector device. Under the collaboration agreement, we would become the exclusive manufacturing partner for the device, offering a full set of capabilities to our pharmaceutical customers. We would mold components for Aidaptus® and provide final and sub-assembly equipment, while also offering market-leading pre-filled syringes to enable our pharmaceutical customers to create the final product for patient use. Assembly of the components will be undertaken by both Stevanato Group at its global manufacturing sites and by Owen Mumford at its automated assembly center of excellence in the UK.

In October 2022, we entered into a licensing and collaboration agreement with Transcoject GmbH to provide pre-fillable syringe polymer options for pharmaceutical customers. Under that agreement, we would add cyclic olefin polymer (COP) and cyclic olefin polymer (COP) pre-fillable syringes to our existing portfolio of solutions providing added value in the customers’ supply chain. By integrating Transcoject’s technological know-how with our capabilities and expertise – in drug containment solutions, manufacturing and market trends – we expect to be able to offer pre-fillable syringes in glass and in both COC and COP polymers.

In December of 2022, we entered into a strategic partnership agreement with Patheon UK Limited, part of Thermo Fisher Scientific Inc., to jointly develop, market and promote Stevanato Group on-body delivery devices and the relevant fill-and-finish and final assembly process of the device integrated with Patheon’s own capabilities.

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

We consider acquisitions a useful instrument to complement our organic growth. We opportunistically explore acquiring other businesses and assets, and we have several acquisitions over the last few years, including: the acquisition of a 65% stake in the Danish SVM Automatik in February 2016 and of the remaining 35% in October 2021, the acquisition of the operating unit of Balda Group in March 2016 and the acquisition of Medirio in May 2016.

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

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (including third-party suppliers, distributors or of businesses we acquire or partner with) that would violate U.S. and/or other national laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Any improper actions by our employees, suppliers and distributors or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in Italy, under Italian Legislative Decree No. 231 of June 8, 2001 (the “Decree 231”) pursuant to which a legal entity can be held liable to pay fines in connection with certain criminal offenses committed, inter alia, by its directors, officers or employees, the United States and in other jurisdictions, and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and could cause us to incur significant legal and investigatory fees. In particular, pursuant to Decree 231, a defense can be established by an entity involved in a Decree 231 investigation, if such entity can prove, among others, that it adopted and properly implemented an organization, management and control model aimed at effectively preventing the commission of the criminal acts involved prior to such unlawful conduct having taken place. We approved and adopted the current (fourth) version of our organization, management and control model provided by Decree 231 (“Model 231”) by means of a resolution of the board of directors dated November 4, 2022, and appointed the current supervisory body (the “Supervisory Body”) that supervises the functioning of and compliance with Model 231, and monitors and assesses the implementation status of preventive measures, with regular yearly reports to the board of directors. The adoption of organization and management models does not by itself exclude applicability of the penalties provided by Decree 231. In fact, upon commission of an offense resulting in administrative liability of the Company pursuant to Decree 231, the court will evaluate the models and their actual implementation.

Failure to comply with Decree 231 could result in the imposition of administrative sanctions such as monetary sanctions and other types of sanctions, if applicable (e.g., interdictory sanctions, including prohibitions such as participation in public tenders or the termination of a public contract already awarded, confiscation of the price or profits deriving from the crime and publication of the judgment) and loss of confidence of our customer base, which could have a material adverse effect on the business, financial condition, results of operations and prospects of the Group.

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

The military actions undertaken by Russian military forces against Ukraine in 2022 have created and are likely to continue creating substantial disruptions in the region. Such military actions against Ukraine, as well as the measures adopted, or that may be adopted, by other countries in response to these events, including new and stricter sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus (or other countries that were to become involved), have affected our operations including causing significant increases in gas and electricity prices, and could have a material adverse effect on our operations going forward. We are monitoring the conflict and continue to attempt to mitigate the effects of such conflict on our operations to the extent possible, but do not and cannot know if this situation may result in broader economic and security conditions or in material implications for our business. Currently, the Group's operations in Italy have the highest gas consumption across its European operations. According to widely published press reports, the Italian government has taken steps to shore up its natural gas supplies and lower its dependence on Russian supplies. Italy has signed agreements with several other countries to diversify the country's natural gas sources, and Algeria is now the largest supplier of natural gas to Italy. On October 2, 2022, the Italian government stated that gas storage levels in Italy were estimated to be at more than 90%. In addition, the Group believes it may be eligible for priority status since its business operations are devoted to the delivery of mission-critical pharmaceutical products.

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

As a multinational corporation, we are exposed to fluctuations in currency exchange rates and interest rates, which could adversely affect our cash flows and results of operations.

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

The military actions undertaken by Russian military forces against Ukraine in 2022 resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. Such sanctions, together with any additional measure that may be adopted in connection with this situation, may, in various ways, constrain Russia and Ukraine related transactions. Our ability to engage in activity with certain consumer and institutional businesses in Russia and Ukraine or involving certain Russian or Ukrainian businesses and customers is dependent in part upon whether such engagement is restricted under any current or expected U.S., EU, U.K. or other countries sanctions and laws. Our ability to engage may be further impaired in the event other countries were to become involved in the conflict and, as result, be subjected to sanctions or similar restrictions.

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

Our average day sales outstanding for 2022 has been approximately 68 days, but a number of customers are pushing for longer payment terms (also offering no recourse discounting solutions). A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. In addition, we may make advances to suppliers in the normal course of business. While we have procedures to monitor exposure to credit risk on trade receivables and other current assets, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our financial condition and operating results.

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

We employ approximately 5,260 employees, as at December 31, 2022, in multiple jurisdictions (approximately 51% of which based in Italy, 10% based in Mexico and in Germany each, 7% based in Slovakia, 6% based in the U.S., Brazil and Denmark each and 4% based in China). A significant portion of our employees in Italy, Germany, Slovakia, Mexico, Denmark and China are covered by collective bargaining arrangements made either at the local or national level in their respective countries. Although we believe that our relations with our employees are satisfactory, no assurance can be given that this will continue. If disputes with our unions arise, or if our workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, operating results and financial position.

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

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders holding Shares may be subject to adverse federal income tax consequences.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of its gross income for such year consists of certain types of “passive income” or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which generally will be determined by reference to the public price of the Shares, which may fluctuate significantly), from time to time.

Based on the current and anticipated composition of our income, assets and operations and the price of the Shares, we do not believe were a PFIC for U.S. federal income tax purposes for our most recent taxable year and do not expect to be a PFIC for the current taxable year or in foreseeable future years. Nevertheless, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds Shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences. See “Income Tax Considerations—U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

o
operating results that vary from our financial guidance or the expectations of securities analysts and investors;
o
the financial performance of the major end markets that we target;
o
our voting control is concentrated;
o
the operating and securities price performance of companies that investors consider to be comparable to us;
o
announcements of strategic developments, acquisitions and other material events by us or our competitors;
o
failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
o
issuance of new or updated research or reports by securities analysts;
o
changes in government regulations;
o
financing or other corporate transactions;
o
the loss of any of our key personnel;
o
sales of our shares by us, our executive officers and board members, holders of our shares or other shareholders in the future;
o
price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and
o
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

These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital—Differences in Corporate Law” in this annual report for a description of the principal differences between the provisions of the Italian Civil Code applicable to companies that are listed on a regulated market (società che fanno ricorso al mercato del capitale di rischio) and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

We are an “emerging growth company” (“EGC”) as defined in the JOBS Act. For so long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs.

As an EGC, we are not for example required to obtain auditor attestation of our reporting on internal control over financial reporting, have reduced disclosure obligations regarding executive compensation and are not required to hold non-binding advisory votes on executive compensation. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of such extended transition period. We could be an EGC for up to five years following our IPO, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30, in which case we would no longer be an EGC as of the following December 31. We cannot predict whether investors will find our ordinary shares to be less attractive as a result of our reliance on these exemptions. If some investors find our ordinary shares to be less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. We would lose our foreign private issuer status if, for example, more than 50% of our shares were held by U.S. residents, and more than 50% of our total assets are located in the United States as of December 31, 2022. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2024, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”). We could be an emerging growth company for up to five years following our IPO. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our filer status. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ordinary shares.

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

We are a joint stock company with limited accounting personnel and other relevant resources with which to address our internal controls and procedures. Our registered public accounting firm has not performed an audit of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act and it is possible that, had our registered public accounting firm performed an audit of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, significant deficiencies and/or material weaknesses would have been identified.

The continued presence of material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results, or our auditors may be required to issue a qualified audit report, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be materially and adversely affected. We might also not identify one or more material weaknesses and/or significant deficiencies in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”). Although Section 404(b) requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC. We could be an emerging growth company for up to five years following our IPO. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our filer status. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

On October 4, 2021 we announced the construction of a new EZ-Fill® hub in Fishers, Indiana. The plant is expected to begin validation activities in the second half of 2023 with revenue generation in late 2023 or 2024. In December 2021, we signed the contract for the acquisition of an existing facility in Zhangjiagang, China for a new plant where we expect to increase capacity and production for our pre-sterilized EZ-fill® syringes and vials. The new site will also house a manufacturing area to produce visual inspection machines and glass forming lines. On February 23, 2022 Nuova Ompi signed the preliminary contract for the purchase of a brownfield in Latina (Italy) for a total consideration of approximately €16 million. The definitive purchase contract was then signed on May 27, 2022. The facility, after renovation, is expected to produce EZ-fill® syringes and vials.

B.
Business Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries.

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

We estimate that our total addressable market, based on our current offering, exceeds $15 billion, in terms of revenue generated by all market participants in 2022, and consists, inter alia, of biopharmaceutical injectables and in- vitro diagnostic products. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, presterilized vials and cartridges, drug delivery systems, molecular diagnostics and assembly equipment. We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions, (ii) additional delivery systems, (iii) complementary engineering solutions, and (iv) aftersales support and other services.

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

In 2022, we generated 81% of total sales from our Biopharmaceutical and Diagnostic Solutions segment and 19% from our Engineering segment. The figure below provides a breakdown of our segments, as well as the business lines included within each segment. As a result of the various sites and locations in which we are present, including, inter alia, for production, logistical and analytical purposes, the principal markets in which we operate and compete include the EEA, the U.K., Asia (with a focus on China) and the Americas (with a focus on Brazil and Mexico in South America, and the U.S. in North America). Our two main business segments (Biopharmaceutical and Diagnostic, and Engineering), combined with our global footprint, allow us to sell products and provide services in over 70 countries worldwide which we achieve mostly through business‑to‑business marketing channels and selected distributors. Please see the section entitled “Item 5. Operating and Financial Review and Prospects” for a more detailed description of our economic and revenue generating activities.

We refer to premium products in the Biopharmaceutical and Diagnostic Solutions segment as our high- value solutions. high-value solutions are products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by technological and process complexity and high performance. Our high-value solutions deliver significant benefits to customers including, inter alia, faster time-to-market, lower total cost of ownership and higher flexibility. Among our key high-value solutions is our EZ- Fill®line of ready-to-fill injectable products, which can be customized to clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)”.

We have nine production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), five plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and United States) and two commercial offices (in Japan and the United States). Further, on October 4, 2021, we announced the construction of a new facility in Fishers, Indiana, United States. We are also expanding our production facilities in Piombino Dese, Italy, where the construction of a new building is nearing completion, in China and in Latina (Italy). Our global footprint allows us to sell products and provide services in more than 70 countries worldwide.

16 sites

9 countries

☆ 3 sites

investments underway for EZ-fill® / Engineering

US / CA,
Ontario
DEVICES & DIAGNOSTICS MANUFACTURING
US / IN,
Fishers
NEW EZ-FILL® PLANT
MEXICO,
Monterrey
DRUG CONTAINMENT SOLUTIONS
CONTAINER/DEVICE CHARACTERIZATION SOLUTIONS
US / MA,
Boston
US / PA,
Newtown
COMMERCIAL OFFICE
BRAZIL,
Sete Lagoas
DRUG CONTAINMENT SOLUTIONS
VISUAL INSPECTION ASSEMBLY/PACKAGING SOLUTIONS
DENMARK
Silkeborg
GERMANY
Bad Oeynhausen
DEVICES & DIAGNOSTICS MANUFACTURING
SLOVAKIA
Bratislava
DRUG CONTAINMENT SOLUTIONS
ITALY
Piombino Dese,
Latina
DRUG CONTAINMENT SOLUTIONS
ITALY
Milan
DRUG DELIVERY SYSTEMS
ITALY
Piombino Dese
CONTAINER/DEVICE CHARACTERIZATION SOLUTIONS
ITALY
Piombino Dese,
Bologna
GLASS CONVERTING, VISUAL INSPECTION AND ASSEMBLY/ PACKAGING SOLUTIONS
NEW EZ-FILL® PLANT
CHINA,
Zhangjiagang
DRUG CONTAINMENT SOLUTIONS
JAPAN,
Nagoya
COMMERCIAL OFFICE

OFFICE

R&D

PLANT

ANALYTICAL AND TESTING SERVICES

SOURCE: SG INTERNAL DATA

During COVID-19, we increased production capacity to support our customers’ efforts in rapidly responding to COVID-19. In this context, we have been providing: (i) glass vials and syringes to approximately 90% of the currently marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID19. COVID-19 has generated increased demand for our products and services. We expect reduced demand for COVID-19 related products as the COVID-19 pandemic wanes and potentially moves into endemic stage.

There remains some uncertainty around the magnitude of the long term impact of COVID-19 on demand for our products, but we anticipate that COVID-19 contributions will continue to decrease in fiscal 2023 and potentially progressively transition into a part of our traditional vaccination business in the next 12 to 24 months.

Our Industry and Growing End Market

We are a key partner to leading companies in the pharmaceutical, biotechnology and life sciences industries, serving as one of the preeminent providers of drug containment, drug delivery and diagnostic solutions as well as engineering systems to these end markets.

We estimate that our total addressable market, based on our current portfolio of products and services comprising drug containment solutions, drug delivery systems, IVD solutions, and engineering, exceeds $15 billion in terms of 2022 revenue.

Drug containment solutions and drug delivery systems represent mission-critical components of the pharmaceutical and biotechnology value chain for injectable drugs, which are produced for the treatment of a wide range of diseases from diabetes to cancer and other chronic conditions. Due to our competitive standing, we believe that we are well positioned to capitalize on several major demographic and technological trends generating growth in the global healthcare markets, including:

•
an aging population globally;
•
more complex health conditions;
•
increasing incidence of chronic diseases (e.g., diabetes) and co-morbidities;

•
continued innovation in biologic-based therapies which are administered by injection and the upcoming wave of injection-based biosimilars;
•
expanded access to advanced healthcare in developing countries;
•
broader demand for vaccine programs;
•
increasing propensity of biotechnology companies to outsource non-core competencies such as washing and sterilization of drug containers; and
•
growth in the self-administration of medicines that utilize self-injection systems such as a pen or autoinjector that have a primary container (i.e., glass containers) integrated into the delivery device.

We categorize our addressable market by direct markets and end markets. Our direct markets are comprised of products and product categories in which we directly participate, such as drug containment solutions. Our end markets include the broader sectors from which we see demand for our products and services, such as vaccines and biologics.

Direct Markets

We serve the following direct markets:

Drug Containment Solutions (“DCS”)

The DCS market includes the markets for pre-fillable syringes (“PFS”), standardized and ready-to-use vials, cartridges and ampoules. Based on data collected by IQVIA and internal elaborations, we estimate the total addressable market of DCS solutions to be approximately $ 3.8 billion as of 2022, including the temporary impact of COVID-19 programs. Excluding the impact of COVID-19, we expect the market to grow at a Compounded Annual Growth Rate (“CAGR”) of approximately 7% to 9% through 2027. Growth in the DCS market is driven by the growing number of injectable drug launches – both innovator and generics/biosimilar – and increased treatment access globally which are expected to generate continued demand for pre-fillable syringes, vials, and cartridges. Customers in this market increasingly seek out “ready-to-use” products which include pre-sterilized offerings and ready-to-use packaging (PFS, vials, cartridges and ampoules) that provide pharmaceutical customers with higher flexibility, lower total cost of ownership and reduced time to market. In addition to these underlying drivers of our core business, the impact of COVID-19 and international vaccination programs are expected to produce further volume growth in pre-fillable syringes and vials. We are well positioned to capitalize on the highest-growth segments of the DCS market, with pre-fillable syringe and vial sub-segments estimated to grow at a CAGR of approximately 10% and 7% to 8% towards 2027 respectively, excluding COVID-19.

Drug Delivery Systems (“DDS”)

Our addressable market in DDS, including both Contract Manufacturing Organizations and Contract Development and Manufacturing Organizations, consists of pen-injectors, dry powder inhalers, auto injectors, and non-insulin wearable devices. Based on data collected by IQVIA, Roots Analysis, Markets and Markets Research and internal elaborations, we estimate the total addressable market for DDS, including proprietary and contract development manufacturing services, to be approximately $ 2.1 billion as of 2022, and the market is expected to grow at a CAGR of above 10% through 2027. Growth in the DDS market is driven by increased demand for pen-injectors, autoinjectors, wearable devices and dry powder inhalers for large, established drug classes such as insulin, as well generics and biosimilars. The increasing prevalence of diabetes and asthma, as well as expanded access to treatments that improve patient care and flexibility support continued growth in these markets.

In-Vitro Diagnostic (“IVD”) Solutions

The IVD solutions market consists of diagnostic devices and consumables for point-of-lab and point-of-care use. Based on data collected by Alira Health, we estimate the total addressable market for IVD solutions to be approximately $ 8.0 billion as of 2022, and the market is expected to grow at a CAGR of approximately 5% to 6% through 2027. Our IVD solutions are mainly utilized in molecular diagnostics, immunoassays and clinical chemistry development and manufacturing. Molecular diagnostics growth is primarily driven by technology advancements, with increasing need for sensitivity and specificity in testing. Immunoassay growth is driven by the increasing impact of infectious disease and oncology testing. Finally, clinical chemistry consists of testing conducted by established large market participants. Both growing and established companies increasingly utilize cost-efficient manufacturing partners with expertise in design and manufacturing. We increasingly target the market for molecular diagnostics within IVD solutions, which we estimate to be growing faster than the broader market for IVD solutions at a CAGR of approximately 9% to 11% through 2027, based on Alira Health Analysis.

Pharmaceutical & IVD Engineering

Our pharmaceutical and IVD engineering addressable market consists of assembly, visual inspection, packaging and serialization and glass converting machines. According to Alira Health and Markets and Markets Research Pvt Ltd. and Acumen Research & Consulting analysis, the total addressable market of pharmaceutical and IVD engineering was approximately $ 1.6 billion as of 2022, and the market is expected to grow at a CAGR of approximately 6% through 2027. This market requires critical engineering know-how developed over numerous years as well as regulatory approvals to market machinery. We believe there will be increasing regulatory scrutiny, growing trends toward more complex manufacturing systems, and a rising need for digitalization and automation of manufacturing. The market is expected to experience continued growth as the industry shifts towards enhanced service offerings and aftersales support. Consequently, aftersales services, including spare parts provisioning, machinery upgrades, periodic maintenance and warranty extensions, represent a critical portion of our growth derived from this segment. Within the pharmaceutical and IVD engineering market, we are increasingly targeting the market for assembly equipment, which we estimate to be growing at a CAGR of approximately 6% to 7% through 2027, based on Alira Health analysis.

Key End Markets Segments

The key end market segments that we serve include biopharmaceutical injectables, which represent the majority of our business, as well as the rapidly growing in-vitro diagnostic sector.

Biopharmaceutical Injectables

The biopharmaceutical injectables end market comprises multiple distinct injectable drug categories such as biologics, vaccines, small molecules and generics, and insulin. According to data collected by IQVIA, the market for biopharmaceutical injectables – in terms of volume of primary container standard units – is expected to grow at a CAGR of approximately 2% to 4% through 2027, outpacing growth in topical and oral administration.

We increasingly serve some of the fastest growing segments within biopharmaceutical injectables, such as:

•
Biologics: a segment which, based on data collected by IQVIA, is expected to grow at a CAGR of over 15% through 2027 and includes, inter alia, (i) antibodies, the highest-value sub-segment of biologics market, driven by multiple product launches – both breakthrough therapies and biosimilar segments – in niche and specialty markets, such as Oncology and Immunology, characterized by high unmet needs; (ii) novel protein-based therapies such as GLP-1, treatment originally developed for Diabetes and expected to be largely adopted for Obesity, one of the fastest growing therapeutic areas; and (iii) advanced therapies – including cell-based therapies, gene therapies, and RNA-based therapies – one of the fastest growing market sub-segment in the pharmaceutical and biotechnology sectors, which is expected to grow at a CAGR of more than 40% through 2027, according to data collected by IQVIA, driven by continued innovation and funding; and
•
Vaccines: we have been serving the vaccine market for decades and the global response to the COVID-19 pandemic has rapidly produced an international effort and broader focus around epidemic preparedness that is expected to drive continued growth in the vaccine injectables market. According to IQVIA, the injectable vaccines market is estimated to grow at a CAGR of approximately 6% to 8% through 2027.

We also serve more mature and established markets such as:

•
Insulin: where we continue to observe steady growth in insulin injectables, driven by rising incidence and prevalence of diabetes. Diabetes prevalence is expected to grow at a rate exceeding global population growth, driven by aging demographics and economies shifting from low-to-middle income status. According to IQVIA, the market for insulin-based treatments is estimated to grow at a CAGR of approximately 1% to 2% through 2027 and we are the recognized number one producer of pen cartridges; and
•
Small Molecules & Generics: which according to data collected by IQVIA, is expected to grow at a CAGR of approximately 2% through 2027;
•
Other / Other Injectables: includes other injectable such as heparin and water for injection.

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

Based on Alira Health market data, within the in-vitro diagnostic end market is expected to grow at a CAGR of approximately 5% to 7% through 2027, molecular diagnostics showing a higher growth rate of approximately 10%.

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

Leading global provider of mission-critical drug containment, delivery and diagnostic solutions for the pharmaceutical, biotechnology and life sciences industries and a trusted partner for the production of world-class manufacturing equipment to support customers worldwide

We are a recognized leader in providing mission-critical drug containment, delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We operate on a global scale, offering our products, processes and services in more than 70 countries. We serve a large and diversified customer base, including many of the world’s largest pharmaceutical, biotechnology and diagnostics companies, contract manufacturers and producers of glass packaging. Our customer base comprises more than 700 companies globally, including 41 of the top 50 pharmaceutical companies (which comprise all of the top 15), and eight of the top ten in-vitro diagnostic companies, as measured by 2020 revenue according to data collected by Global Data. We also serve 15 of the top 20 biotechnology companies by market capitalization in the NASDAQ Biotechnology Index and over 100 biotechnology customers in total. Over the past 10 years we have recorded a customer retention rate of approximately 94% (period 2011-2021). Included in this calculation are customers that the Company no longer serves mostly due to a shift in strategy towards more accretive high value products. Excluding this small set of customers, the retention rate for the same period was 97%.

As a partner of choice to the pharmaceutical and biotechnology industries, our solutions have been widely adopted, giving us a leading position in several high growth segments of the pharmaceutical and biotechnology injectables market, including in biologics, biosimilars and vaccines. Within each of these markets, we operate in some of the fastest growing segments, where, based on available market data, we believe we are a global top three player by revenues, including number two in pre-fillable syringes, number one in pre-sterilized EZ-Fill®, ready-to-use vials and number one in pen cartridges. Our decades-long expertise in manufacturing equipment for customers through our Engineering Segment differentiate us from our competitors, allowing us to offer end-to-end services.

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

Highly collaborative approach resulting in deeper strategic partnerships with clients and leading to high customer retention
We approach every customer relationship with the goal of partnering and adding value over a long-time horizon, leveraging our technical expertise and our ability to collect analytical data to fully understand our customers’ objectives, needs and limitations. Drug containment and delivery solutions are often borne out of years of collective effort with customers to develop the optimal manner of containing and delivering a drug product to patients. The customized solutions we provide vary depending on the characteristics and chemical composition of the pharmaceutical products, logistical needs (for example, ease of transport and shelf- life), patient community to which the drug product is primarily addressed (including, potentially, its geographic location) and specific regulatory requirements. The containment and delivery solutions that we provide are an integral part of the drug product itself and are included as part of the regulatory filings required to approve drug product marketing and commercialization. Providing high-quality products with specificity, sensitivity and consistency, coupled with extensive product validation data are fundamental drivers of customer loyalty. The quality and dependability of our drug containment and delivery solutions are critical to obtaining commercialization and marketing approval from regulatory agencies. As a result, it is often the case that drug product containment and delivery arrangements cannot be changed without amending the regulatory filing with the relevant agency. High switching costs and significant time delays are meaningful deterrents to a change in suppliers, which reinforces customer loyalty and strengthens customer retention. Extensive scientific and engineering capabilities enable continuous innovation of proprietary products and processes.
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

Our growth strategy currently focuses on the following areas:

Expand our global market position in primary containment solutions and grow our mix of high value solutions
We pursue attractive, organic growth trends in our core primary container business by investing in additional capacity to meet the growing demands of the expanding pharmaceutical, biotechnology and vaccine markets. As more complex treatments are developed, customers are transitioning up the product value chain to high-value solutions which offer superior quality and performance. In response to customer demand trends, our current geographic and capacity expansion plans are mainly focused on investments in our high value solutions product portfolio. We rely on a unique set of proprietary manufacturing processes to drive product innovations in our primary container business that benefit our customers. For example, EZ-Fill® containers enable our customers to reduce the time necessary to market a drug, while lowering their overall total cost of ownership. We reduce our supply chain risk by expanding our development capabilities and manufacturing capacity in North America, Europe and Asia to better serve our customers in our key end markets and meet the demand forhigh-value solutions. We believe we will be able to continue developing our offering, particularly in biologics, to generate above-market growth and capture market share across our business segments. Our planned expansion in Italy, the U.S., and China also offers our customer base faster response time and supply chain redundancy, reducing risk for just in time manufacturing.
Leverage leadership in primary containment and engineering solutions to build market position in drug delivery systems

We see a significant opportunity in the fast-paced evolution of drug delivery systems, especially in connection with biologic based therapies administered by injection. We believe that we can leverage this favorable trend in the drug delivery systems market by investing in and strengthening the integration of our drug containment solutions, engineering expertise – specifically, assembly and packaging technologies –and drug delivery capabilities in an effort to have the most compelling value proposition for our customers. In particular, we believe that by increasing the integration of our offering we can attract business from emerging biotechnology customers who have an increasing inclination to outsource the non-core phases of their development and manufacturing processes. We intend to strengthen our design and development capabilities to secure high-value contract development and manufacturing programs for drug delivery devices, also leveraging our positive track-record in the space and our ability to develop and acquire proprietary systems. We believe we offer an efficient value proposition through our fully integrated end-to-end product solutions that offer customers the ability to streamline their DDS manufacturing and assembly through a single partner.

Accelerate market penetration in attractive life sciences segments

Through focused marketing and business development activities, we are striving to accelerate our market penetration in high-value, fast-growing life sciences segments, such as molecular and point-of-care diagnostics. With the increasing tendency of life sciences customers to outsource innovative design, development and assembly of specialized in-vitro diagnostic solutions, we believe that we can leverage our integrated capabilities and our ongoing efforts in design and development of such solutions to secure high-value projects from inception, therefore entering the market at an even earlier stage and capitalizing on new opportunities.

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

Business Segments

Our business operations are organized into two reporting segments: (i) Biopharmaceutical and Diagnostic Solutions, which includes all the products and services developed and provided for the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables, and (ii) Engineering, which includes all the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and life sciences manufacturing processes (visual inspection, assembly, packaging and serialization and glass converting). In 2022, we generated 81% of total sales from our Biopharmaceutical and Diagnostic Solutions segment and 19% from our Engineering segment.

Biopharmaceutical and Diagnostic Solutions

Through our Biopharmaceutical and Diagnostic Solutions segment, we offer a wide range of development and manufacturing solutions to our pharmaceutical, biotechnology and life sciences customers. This segment comprises drug containment solutions (DCS), in-vitro diagnostic (IVD) solutions and drug delivery systems (DDS). We also provide analytical services and regulatory support exclusively to our customers, as ancillary services to the supply of containment solutions.

The Biopharmaceutical and Diagnostics Solutions segment includes our high-value solutions. These solutions are products, processes and services for which we hold intellectual property rights and have proprietary know-how and are characterized by particular complexity and high performance. Our high-value solutions represent a cross-section of our portfolio, including drug containment solutions such as NEXA®, LDP, ALBA® and a significant proportion of our EZ-Fill® line, as well as other drug delivery devices, molecular diagnostic solutions and analytical services.

Due to the technical complexity of our high-value solutions, and the significant value these generate for our customers, we enjoy premium pricing on these products, services and processes. Over time we have expanded our offering of high-value solutions, enabling us to drive significant growth from this category. Over the last five years of sales our high-value solutions have more than doubled to 30.0% of our total revenue as at December 31, 2022.

By developing high-value solutions using our proprietary intellectual property, we are able to create exclusive products, processes and services that can be used across different clients. For example, our “high- value” drug containment solutions, such as ALBA® and NEXA®, are particularly well-suited to address the needs of customers in the biologics end market, as they:

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

Drug Containment Solutions (DCS)

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

Our DCS portfolio comprises several innovation-driven “high-value” solutions. Our most innovative DCS solutions, some of which include integrated safety systems, are:

•
EZ-Fill®: EZ-Fill® solutions are ready-to-fill products that are provided to our customers after having already been washed, depyrogenated and sterilized in-house. We believe our EZ-Fill® solution positions us ahead of many of our direct competitors, as it allows us to provide maximum value to our pharmaceutical and biotechnology customers by: (i) reducing their capital investments in washing and sterilization equipment; (ii) being flexible and processable across different containers (i.e., syringes, vials, cartridges) on the same filling line; (iii) guaranteeing no glass-to-glass contact between different containers; (iv) delivering fewer breakages in the filling process of our pharmaceutical and biotechnology customers; and (v) being completely compatible with existing filling lines, in order to minimize disruption for customers. As the developers of EZ-Fill® systems, which we first started producing in 2007, we believe that our manufacturing technologies are the industry standard for ready-to-fill vials and cartridges, with more than 380 fill & finish lines installed using ready-to-use packaging technology over the last 12 years, of which more than 270 for vials and & cartridges.
•
Nexa®: an innovative DCS solution for pre-fillable syringes, cartridges and vials providing high mechanical resistance and a superior cosmetic quality.
•
Alba®: an innovative DCS solution for pre-fillable syringes, cartridges and vials targeting protein-based drugs (biologics) and enabling a drastic reduction of silicon oil particle leaks and delamination issues, which we launched in 2019.

In November 2022, we entered into an exclusive collaboration agreement with Transcoject (a Germany-based medical device and pharma packaging solutions company) for the production of Cyclic Olefin Polymer (COP) and Cyclic Olefin Copolymer (COC) pre-fillable syringes. The agreement will allow Stevanato to access and exploit Transcoject’s IP and know-how for the manufacturing and commercialization of COP and COC pre-fillable syringes. COP and COC pre-fillable syringes will complement our glass DCS portfolio giving us a highly competitive position offering both COC, COP and glass options in the market. COP and COC pre-fillable syringes may be usable in a wide range of applications, including sensitive biologics, mRNA vaccines, and hyaluronic acid-based drugs.

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
(ii)
Auto-injectors: high-end easy-to-use devices (automatic injectors containing either cartridges or PFS) enabling treatments, such as biologics, self-administration (Aidaptus®) or emergency drug injection (Maverick™). In March 2022, we entered into an exclusive collaboration agreement with Owen Mumford for the joint manufacturing and commercialization of the Aidaptus® auto-injector platform. The collaboration will provide customers with a unique value-adding solution combining: (a) world-class device expertise; (b) established global manufacturing capabilities; and (c) market-leading primary container solutions and assembly equipment; and
(iii)
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
(iv)
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

Analytical Services and Regulatory Support

We have two analytical testing facilities in Piombino Dese, Italy and Boston, Massachusetts focused on investigating the physical and chemical properties of primary packaging materials and components. By studying the interaction between drug containment solutions and drug products we provide valuable data to customers toward the definition of the optimal drug containment or delivery solution. This allows us to engage with our clients earlier in the development phase of their drugs and position ourselves well to become a supplier for their containment solution and potentially their drug delivery systems and related process equipment.

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

Engineering

Our engineering segment produces machinery for both in-house use and sale to customers. In our Piombino Dese (Italy), Bologna (Italy), Brabrand (Denmark) and Silkeborg (Denmark) plants, we produce equipment and machinery for all phases of the glass production process, as well as for the assembly of plastic products and for the inspection of primary containers. We drive continuous technological advancements so that our equipment can consistently meet our client’s exact specification requirements. Our engineering services span all phases of the machinery production process from development and design, including the development of software and artificial intelligence models, to construction, assembly and testing. With approximately 60 specialists and technicians located worldwide, we provide after sales support to our customers with interactive tools and technical expertise, to ensure performance of their production sites. We are currently engaging in initiatives to consolidate our engineering operations in order to streamline our operations and improve operational efficiencies.

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

Our ten largest customers accounted for 44.26% of our consolidated revenue in 2022, and no single customer accounted for more than 10% of our sales.

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

Customer Contractual Arrangements

We have different contractual arrangements for different business segments. In our Biopharmaceutical and Diagnostic Solutions segment, our relationships with our customers are governed typically by master supply agreements the terms of which apply to each purchase order or product schedule through which customers place their request for the supply of our products. These are normally multi-year contracts generating consistent and recurring revenue streams, often times over the life cycle of a drug. We negotiate different master supply agreements with each customer and, although similar, there are no standardized terms across agreements. Many of our agreements contain provisions which allow us to pass through cost increases from raw materials, logistics or energy.

Sales in our Engineering segment relate to individual machinery and contracts and are therefore negotiated on an individual basis. Pursuant to these equipment sale agreements, the intellectual property rights developed during the production of the relevant equipment and services remain our exclusive property save for cases of co-development with our customers.

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solutions Segment; and (ii) certain one-off agreements, with regards to our Engineering Segment. As of December 31, 2022, our total backlog was approximately €957.0 million compared to €880.0 million as of December 31, 2021. The year-over-year increase was primarily driven by growing demand for our core products which was offset by a decrease in backlog of orders related to COVID-19. To a certain extent, our backlog also reflects advance purchase planning by customers to secure supply chains in the current environment.

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

To the extent projects are delayed, accelerated, or changed the timing of our revenue could be affected. If a customer cancels or modifies an order, we may be reimbursed for the costs and often for the missing profit we have incurred.

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

Given the breadth of our offering, we have different competitors for different products, and in particular we consider the main competitors in each segment to be:

•
Drug Containment Solutions: Schott Pharmaceutical Systems (bulk and ready to use vials and cartridges), Becton Dickinson (pre-fillable syringes), Nipro and Gerresheimer AG (bulk and ready-to-use vials and cartridges);
•
Drug Delivery Systems: SHL, Ypsomed, West Pharma and Becton Dickinson;
•
Contract Development and Manufacturing: Jabil Packaging Solutions, Flex, Phillips Medisize and West Pharma; and
•
Engineering: Syntegon, Korber, ATS and Mikron.

Marketing

We market and sell our products both directly and, to a lesser extent, through a limited number of third- party partners globally.

Our salesforce is organized both vertically, by geography (Americas, EMEA and APAC) and key accounts, and horizontally, by business activity (technical pre-sales, product managers, aftersales and business development). Our sales team, of approximately 160 employees, works closely together in each area and region to ensure a coordinated approach.

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

New facilities

We engaged in the construction of new greenfield plants primarily for the production of our EZ-Fill® product suite in Indiana (U.S.) and Zhangjiagang (China).

On October 4, 2021 we announced the construction of a new EZ-Fill® hub in Fishers, Indiana. The plant, will enable us to be in closer proximity to our North America pharmaceutical customers and to provide an additional supply source. The facility will house production lines to produce EZ-Fill®syringes and vials. In line with customer demand and as a result of our increased production capacity, we expect to better support customers’ needs for biologics and vaccine treatments. The Indiana hub will also house our after-sales support services which will be dedicated to serving our North America engineering customers. We currently estimate that validation and start up will occur in late 2023, with revenue generation beginning at the end of 2023 or early 2024.

In 2022, we elected to accelerate our investment in the United States in response to increased demand from customers. Under the refined investment plan, the manufacturing facility is expected to be up to 565,000 square-feet and with more than 500 new full-time positions. As part of this capital project, in February 2022, we entered into an agreement with the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA), which is part of the U.S. Department of Health and Human Services, through its partnership with the U.S. Department of Defense. Under the agreement, BARDA will make a multi-year investment for up to approximately $95 million (or approximately €85 million) for manufacturing capacity for standard and EZ-Fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

On February 23, 2022, we signed the preliminary contract for the purchase of a brownfield in Latina (Italy) for a total consideration of approximately €16 million. The definitive purchase contract was then signed on May 27, 2022. The facility, after renovation, is expected to produce EZ-fill® syringes and vials in response to market needs for ready-to-use drug containment products. The site is expected to launch validation activities in the summer of 2023 with commercial production beginning in the fourth quarter of 2023.

In December 2021, we signed the contract for the acquisition of an existing facility in Zhangjiagang, China for a new plant. The size of the manufacturing facility is expected to be approximately 344,000 square-feet and create approximately 270 new full-time positions. The plant is expected to increase capacity and production for our pre-sterilized EZ-fill® syringes and vials, and will house a manufacturing area to produce visual inspection machines and glass forming lines.

In 2022, we decided to delay the timing of our investment in China to prioritize our expansion in the U.S. and Europe in order to satisfy expected future demand in those high-growth markets. We intend to fund any capital expenditures relating to the Fishers (Indiana, U.S.) and Zhangjiagang (China) facilities through the proceeds of the IPO, cash generated by our operations, as well as potentially debt financing.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our products.

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

For some of the materials we use in our production cycles, we have a limited number of (or a single-source) suppliers worldwide, and selecting new suppliers would be a lengthy and time-consuming process. Despite significant supply chain pressure due to COVID-19 related disruptions, we continue to proactively manage these interruptions. We have long-term agreements with several of our customers that allow us to recover increased costs related to certain expenses.

Supply Agreements with Schott and NEG

Schott and NEG accounted for a significant percentage of our glass tube supply in 2022.

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

On October 24, 2019, we entered into a Supply and Purchase Agreement with NEG for the supply of glass tubes which became effective on January 1, 2020. The agreement has a term of three years at the end of which the parties may negotiate the terms of the renewal. On December 16, 2022, agreement was renewed for an additional three-year period (2023 through 2025). Under the agreement, we are required to purchase minimum quantities and NEG is required to supply minimum quantities. The agreement contains customary termination provisions, allowing for termination upon the other party’s default not cured within 30 days and bankruptcy, dissolution, suspension or other similar event.

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

Information Technology

We have implemented, and maintain, various IT policies to protect the Group’s information and IT infrastructure. In 2017, we began our digital transformation to facilitate the Group’s growth in a globally competitive market. Our goal is to further improve, expand, and develop our digital ecosystem through 2023. To date, we have:

•
migrated all users to the cloud-based Microsoft Office 365, which includes advanced threat protection and data loss prevention functionalities;
•
completed the integration of our business divisions into the SaaS cloud-based enterprise resource planning system (ERP). In 2022, we completed the roll out to China, Slovakia, Mexico, US and Denmark facilities. Since January 2023, approximately 95% of our workforce is fully integrated into our cloud-based ERP. In the first half of 2024, we will expect to integrate the Brazilian facility.
•
further improved a “data factory” data intelligence solution based on Microsoft Synapse technology, providing business intelligence data.

Through 2023, we intend to continue to:

•
implement a secure digital work platform;
•
finalize the full integration of the ERP system for the whole Group;
•
move the current on premise IT infrastructure to Microsoft Azure and Amazon Web Services; and
•
improve cutting edge digital and intelligence solutions.

Our IT infrastructure is hosted by Telecom Italia in a data center in Padua and is replicated in Microsoft Azure Cloud. The data center is connected to Amazon Web Services and Microsoft Azure cloud networks, based in Frankfurt and Amsterdam respectively. Our Group companies are connected to the data centers through multiprotocol label switching networks.

We have also continued to implement a cybersecurity improvement program to strengthen our existing IT security, foster greater cyber resilience of our IT systems, and improve our business continuity and disaster recovery procedures. As part of our cybersecurity improvement program, we have:

•
continued the process of formally documenting our IT security processes and procedures;
•
implemented various technologies to improve the security level of the network and infrastructure of the company; and

•
reviewed our procedures in relation to quality and compliance requirements.

We will continue to further strengthen our cybersecurity program in 2023. We are not aware of any material cybersecurity incident over the past years, nonetheless the company is covered by a cybersecurity insurance plan. For a description of the cybersecurity risks we may be facing see “Risk Factors – Risks Relating to our Business and Industry – Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.”

Research and Development

Research and development investment is a fundamental component of our growth and continued success. Our research and development team comprises about 140 highly skilled and specialized employees operating in Italy, Germany and the United States of America.

The goal of our research and development effort is twofold: (i) to facilitate the transition from hospital to home care; and (ii) enabling biologics to reach the patient safely by meeting the most critical quality and performance requirements.

We pursue these goals by investing in both the Biopharmaceutical and Diagnostic Solutions segment (with the exception of in-vitro diagnostic products in relation to which we do not conduct research) and the Engineering segment. In 2022, for example, we invested €34.4 million in research and development, the majority of which was in connection with our Drug Delivery Systems business and our high-value solutions pipeline.

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

Employees

As of December 31, 2022, we employed 5,260 employees, mostly within our production sites. The following table provides a breakdown of employees across the various main departments.

Department	Total Headcount as of December 31, 2022
Direct Labor	3,336
Industrial / Manufacturing Overhead	1,305
G&A—Corporate Functions	163
Sales & Marketing	159
Research & Development	138
G&A—Accounting Finance Control	86
Human Resources	64
CEO Office	9

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

Some of our directors have been subject to criminal proceedings in connection with their roles as employers, either for the Stevanato Group or for one of its subsidiaries, and in particular:

•
Sergio Stevanato was a defendant in two criminal proceedings: (i) before the Court of Padua (Italy) in respect of harm suffered by a former employee of Ompi S.r.l., one of our subsidiaries, allegedly as a result of being exposed to asbestos present in our facilities in the 1970s. The proceedings started in October 2018 and relate to facts that allegedly occurred between 1967 and 1987, when Mr. Stevanato was an officer of Ompi S.r.l. between 1973 and 1979. The employee contracted pleural mesothelioma, allegedly as a result of his exposure to asbestos, which was present in the panels used to protect employees from heat (use of asbestos was not prohibited at the time). The employee died in 2020, and the charges against Mr. Stevanato have changed to manslaughter. The judged asked for the dismissal of the proceedings; and (ii) before the Court of Latina (Italy) in respect of an injury suffered by another employee of Ompi S.r.l. to his finger in 2014. The proceedings both commenced in 2014 and in a hearing of February 2, 2022, the judge acquitted the defendant of all alleged charges brought under both proceedings. Particularly: (i) the first trial was closed by a judicial decree of dismissal in February 2022; and (ii) the second trial was closed in April 2022 because it was judicially ascertained that the criminal fact did not exist.
•
Franco Stevanato is currently a defendant in a criminal proceeding before the court of Padua (Italy) in respect of harm suffered by an employee of Nuova Ompi S.r.l., one of our subsidiaries, as a result of a collision between forklifts, as a result of which an employee suffered a leg fracture. The proceedings started in May 2019 and relate to facts allegedly occurred when Mr. Stevanato was the Responsible for Health and Safety matters of Nuova Ompi S.r.l. Mr. Stevanato was found guilty in a summary judgment, which he appealed. Full trial has started and after a hearing occurred in May of 2022 a witness hearing has been scheduled for February 21, 2023.

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

Stevanato Group S.p.A.
100%
Stevanato Group International a.s. (Slovakia)
100%
Nuova Ompi S.r.l. (Italy)
51%
Ompi of Japan Co., Ltd. (Japan)
100%
Spami S.r.l. (Italy)
100%
Balda Medical GmbH (Germany)
100%
Stevanato Group N.A. S de RL de CV (Mexico)
30.76%
69.24%
Ompi N.A. S de RL de CV (Mexico)
100%
SVM Automatik A/S (Denmark)
79%
21%
Ompi do Brasil Ind. E Com. de Embalagens Farmaceuticas LTDA (Brasil)
83.73%
16.27%
Ompi of America Inc (Usa)
99.74%
Medical Glass a.s. (Slovakia)
100%
Ompi Pharmaceutical Packing Technology Co. Ltd. (China)
100%
Balda C. Brewer Inc (USA)
100%
Balda Precision Inc (USA)
100%
Medirio SA (Switzerland)
Holding
Biopharmaceutical and Diagnostic Solutions
Engineering

D.
Property, Plants and Equipment

We are headquartered in Italy and our registered office is located in via Molinella 17, Piombino Dese (Padova, Italy). As of December 31, 2022, we had nine production plants for manufacturing and assembly of pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), five plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and United States) and two commercial offices (in Japan and the United States). See “—B. Business Overview—Our Business— Manufacturing, Facilities and Supply Chain Overview—Facilities Overview” for a table setting forth a full list of our production facilities divided by business segment as of December 31, 2022.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve certain risks and uncertainties including, but not limited to, those described in the “Risk Factors” section of this annual report. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections. Certain numerical figures set out in this section, including financial data presented in millions and thousands, have been subject to rounding adjustments and, as a result, the totals of the data in this section may vary slightly from the actual arithmetic totals of such information. In addition, as a result of such rounding, the totals of certain financial information presented in tabular form may differ from the information that would have appeared in such totals using the unrounded financial information. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, has been reported previously in our Annual Report on Form 20F/A for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 5, 2022, under the section entitled “Operating and Financial Review and Prospects”.

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

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements. For example, under our exclusive collaboration agreement with Owen Mumford, which we entered into in March of 2022, we are harnessing the full breadth of services to deliver our Aidaptus® auto injector device.

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

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s, monoclonal antibodies and mRNA applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We estimate that our total addressable market, based on our current offering, exceeds $15 billion in terms of revenue generated by all market participants in 2022, and consists of biopharmaceutical injectables and in-vitro diagnostic products. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

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

For the years ended December 31, 2022 and 2021, we generated 81% and 82% of total sales from our Biopharmaceutical and Diagnostic Solutions segment, respectively and 19% and 18% from our Engineering segment, respectively.

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to a ready-to-use format but we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more of the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS).”

We have nine production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the U.S.), five plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the U.S.) and two commercial offices (Japan and the U.S.). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the U.S. were acquired in strategic transactions over the past 15 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries. The Group is expanding its global industrial footprint with the establishment of new regional hubs in Fishers, Indiana, U.S., in Zhangjiagang, China, and in Latina, Italy, primarily to add capacity in its premium EZ-Fill® products to diversify its product supply and improve proximity to customers.

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

Shift in Sales Mix Towards “High Value” Solutions

We continue to increase our focus on our innovation platform to extend and improve our in-house proprietary product offering. Our “high value” products generate substantially higher revenues and profits than other containment and delivery solutions. We also believe that “high value” products will support continued market share expansion in research use markets while enabling us to extend our product offering, through industry partners, to clinical applications. We expect to continue to devote significant resources to increase the proportion of “high-value” solutions we offer by focusing on developing innovative new products, both as part of our existing portfolio and in complementary and adjacent markets.

COVID-19 Pandemic update

We have been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures to contain the spread of the virus. We experienced and continue to experience both positive and negative impacts from the COVID-19 pandemic.

We believe that it is likely that the unfavorable impacts from COVID-19 on our production and operational capabilities will continue to abate in fiscal year 2023. The unfavorable impacts included: (i) a temporary decrease in the sales of certain non-COVID-19 products as traditional healthcare procedures were postponed (ii) labor absenteeism; (iii) disruptions to production lines; and (iv) delays in, and increased costs of raw materials, logistics, and other input costs. However, COVID-19 also provided an uplift to our business with an acceleration of revenue from the sale of syringes and vials for vaccination programs globally. We have been supplying: (i) glass vials and syringes to approximately 90% of currently marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19.

Currently, we expect revenue from COVID-related products and services will continue to decrease in fiscal year 2023 compared to fiscal year 2022. We still expect to benefit from sales related to COVID-19 products and services, but to a lesser extent, as governments worldwide continue to support and promote COVID-19 vaccine programs. Longer-term, there remains uncertainty around the magnitude of demand for COVID-19 related products, however we currently expect demand for products related to COVID-19 will decrease and, progressively over time, become to a certain extent part of our vaccine business as COVID-19 moves into endemic stage.

Fiscal year 2022 challenges

For the year ended December 31, 2022, we confronted a number of challenges linked, in part, to the COVID-19 pandemic and, in part, to the conflict between Russia and Ukraine.

The military actions undertaken by Russian military forces against Ukraine resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and certain other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. As a result, primarily of the Russian-Ukrainian conflict, gas prices have risen dramatically and affected Group margins. However, Stevanato Group has not faced any difficulties in accessing natural gas for its operations to date.

The increased demand for electrical components, coupled with COVID-19 lockdowns in China, has impacted global supply chains, which were already under strain. While this has caused a temporary disruption in the supply of the manufacturing parts that we use, our ability to source from multiple suppliers, order materials in advance, and keep excess raw materials and inventory on hand, limited the impact on our business of these supply chain challenges.

As a consequence of the above, for the year ended December 31, 2022, there has been a trend of increasing inflation, the effects of which we may be able to offset (in whole or in part) by adjusting our prices.

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

In 2022, our selling, general and administrative expenses amounted to 11.4% of our revenue compared to 9.8% in 2021. As a result of operating as a U.S. public company, we incur additional general and administrative costs including expenses related to compliance with U.S. securities and stock exchange rules and regulations, additional insurance expenses, investor relations activities and other administrative and professional services, which affect our SG&A to revenue ratio. In addition, we incurred expenses to establish regional structures in North America and Europe.

Research and Development Expenses

In 2022, our research and development expenses amounted to 3.5% of our revenue, compared to 3.5% in 2021. Expenses in research and new product development are a strategic enabler for our future growth and we expect to continue to make substantial investments in this area in coming years. Through continued spending in our research and development programs, we intend to drive revenue and profit growth through processes that will improve innovation and quality of our existing products, facilitating the shift towards “high value” products, services and solutions.

Our ability to leverage the significant investments in research and new product development which we made in recent years is critical to our future performance. We will continue to develop (i) containment solutions for innovative biologic drugs, including GLP1s, mRNA applications, monoclonal antibodies, cell and gene therapies, and (ii) a sustainable pipeline of patient-centric drug delivery systems that support the transition of therapy from hospital to homecare and facilitate patient self-administration.

In the area of containment solutions, the development of new products will be targeted at maintaining the stability, potency and purity of our customers’ products prior to administration. New therapies for diabetes, cancer and autoimmune diseases are based on large, complex biologic molecules that are extremely sensitive to their storage environment such as mRNA applications. In the area of drug delivery systems, we will be targeting the development of easy-to-use, accurate, reliable self-injection systems for complex pharmaceutical and biotechnology products. We have developed a portfolio of devices for this market that can be used off-the-shelf or customized to the specific needs of the customer.

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

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
	Unaudited
	For the three months ended December 31,		Change	For the year ended December 31,		Change
	2022	2021	%	2022	2021	%
Net Revenue	292.1	232.6	25.6%	983.7	843.9	16.6%
Gross Profit	100.2	73.0	37.2%	319.8	265.4	20.5%
Operating Profit	63.1	43.5	45.3%	192.4	162.2	18.6%
Profit Before Tax	63.8	53.7	19.0%	187.6	165.7	13.3%
Net Profit attributable to:
Equity holders of the parent	48.3	44.7	8.1%	142.8	134.3	6.3%
Non-controlling interest	(0.0)	(0.1)	(36.5)%	0.2	(0.1)	(421.2)%
Basic earnings per common share (in €)	0.18	0.17	4.7%	0.54	0.53	1.5%
Diluted earnings per common share (in €)	0.18	0.17	4.7%	0.54	0.53	1.5%

Consolidated Statement of Financial Position Data

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,	Change
	2022	2021	€
Assets
Total current assets	845.8	866.0	(20.2)
Total non-current assets	813.9	552.9	261.0
Total assets	1,659.7	1,418.9	240.8

Liabilities and equity
Total current liabilities	462.5	338.6	123.9
Total non-current liabilities	201.3	238.6	(37.3)
Total liabilities	663.8	577.2	86.6
Equity	995.9	841.7	154.2
Total liabilities and equity	1,659.7	1,418.9	240.8

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates. Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods and that of our competitors. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three months and the fiscal year ended December 31, 2022 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in € millions, except as indicated otherwise)
Unaudited	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended December 31, 2022	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	87.2	144.3	231.5	60.6	292.1
Effect of changes in currency translation rates	(1.9)	(5.2)	(7.1)	0.0	(7.1)
Constant Currency Revenue	85.3	139.1	224.4	60.6	285.0

	(Amounts in € millions, except as indicated otherwise)
Unaudited	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenues at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended December 31, 2022	85.3	139.1	224.4	60.6	285.0
Reported Revenue for the three months ended December 31, 2021	66.4	119.5	185.9	46.7	232.6
Change in revenues at constant currency	18.9	19.6	38.5	13.9	52.4
% Change in revenue at constant currency	28.5%	16.4%	20.7%	29.7%	22.5%

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the year ended December 31, 2022	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	293.2	506.4	799.7	184.0	983.7
Effect of changes in currency translation rates	(8.3)	(18.7)	(27.0)	0.0	(27.0)
Constant Currency Revenue	284.9	487.8	772.7	184.0	956.7

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the year ended December 31, 2022	284.9	487.8	772.7	184.0	956.7
Reported Revenue for the year ended December 31, 2021	207.8	486.2	694.0	149.9	843.9
Change in revenue at constant currency	77.1	1.6	78.7	34.1	112.8
% Change in revenue at constant currency	37.1%	0.3%	11.3%	22.7%	13.4%

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

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months and the fiscal years ended December 31, 2022 and 2021 and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in € millions, except as indicated otherwise)
	Unaudited
	For the three months ended December 31,		Change	For the year ended December 31,		Change
	2022	2021	%	2022	2021	%
Net Profit	48.3	44.6	8.3%	143.0	134.3	6.5%
Income Taxes	15.5	9.1	70.3%	44.6	31.4	42.1%
Finance Income	(7.8)	(15.3)	(49.4)%	(25.0)	(21.7)	15.4%
Finance Expenses	7.1	5.1	39.3%	29.8	18.8	58.7%
Share of Profit of an Associate	—	—		—	(0.5)	(100.0)%
Operating Profit	63.1	43.5	45.3%	192.4	162.2	18.6%
Depreciation and Amortization	17.0	15.1	12.8%	64.8	56.4	15.0%
EBITDA	80.2	58.6	36.9%	257.3	218.6	17.7%
Non-recurring items	1.7	0.3	0.0%	6.3	(0.3)	(2289.8)%
Adjusted EBITDA	81.9	58.9	38.9%	263.6	218.3	20.8%
Adjusted EBITDA Margin	28.0%	25.3%	10.6%	26.8%	25.9%	3.6%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following table sets forth the calculation of Adjusted Operating Profit for the three months and the fiscal years ended December 31, 2022 and 2021. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

For further information on non-recurring items see “Cost of Sales”, “General and Administrative Expenses”, “Net Finance Expenses” and “Income Taxes” below.

Unaudited	(Amounts in € millions, except as indicated otherwise)
For the three months ended December 31, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	80.2	63.1	15.5	48.3	0.18
Adjusting items:
Start-up costs new plants (1)	1.6	1.6	0.4	1.2	0.01
Restructuring and related charges (2)	0.1	0.1	—	0.1	0.00
Adjusted	81.9	64.8	15.9	49.6	0.19
Adjusted Margin	28.0%	22.2%	—	—	—

	(Amounts in € millions, except as indicated otherwise)
For the year ended December 31, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	257.3	192.4	44.6	143.0	0.54
Adjusting items:
Start-up costs new plants (1)	6.2	6.2	1.6	4.6	0.02
Restructuring and related charges (2)	0.1	0.1	—	0.1	0.00
Adjusted	263.6	198.7	46.2	147.7	0.56
Adjusted Margin	26.8%	20.2%	—	—	—

Unaudited	(Amounts in € millions, except as indicated otherwise)
For the three months ended December 31, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	58.6	43.5	9.1	44.6	0.17
Adjusting items:
IPO costs (3)	0.1	0.1	0.0	0.1	0.00
Out-of-cycle bonus to personnel (4)	(0.2)	(0.2)	(0.0)	(0.1)	(0.00)
Start-up costs U.S. plant (1)	0.4	0.4	0.1	0.3	0.00
Gain from the sale of an associate (6)	—	—	—	(12.3)	(0.05)
Patent Box (7)	—	—	0.5	(0.5)	(0.00)
Provision for tax audit on previous years (8)	—	—	(0.9)	0.9	0.01
Adjusted	58.9	43.8	8.8	33.0	0.13
Adjusted Margin	25.3%	18.8%	—	—	—

	(Amounts in € millions, except as indicated otherwise)
For the year ended December 31, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	218.6	162.2	31.4	134.3	0.53
Adjusting items:
IPO costs (3)	0.8	0.8	0.2	0.6	0.00
Out-of-cycle bonus to personnel (4)	6.5	6.5	1.8	4.8	0.02
Foreign exchange loss for derivative on IPO proceeds (5)	—	—	1.0	3.3	0.01
Start-up costs U.S. plant (1)	1.1	1.1	0.3	0.8	0.00
Gain from the sale of an associate (6)	—	—	—	(12.3)	(0.05)
Patent Box (7)	—	—	7.6	(7.6)	(0.03)
Provision for tax audit on previous years (8)	—	—	(0.9)	0.9	0.01
Restructuring and related charges (2)	1.2	1.2	0.3	0.8	0.01
Incentive Plans Settlement (9)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)
Adjusted	218.3	161.9	36.9	120.5	0.48
Adjusted Margin	25.9%	19.2%	—	—	—

(1)
During the three months and the year ended December 31, 2022, the Group recorded €1.6 million and €6.2 million respectively, of start-up costs for the new plant in Fishers, Indiana, U.S. in Zhangjiagang, China, and in Latina, Italy. During the three months and the year ended December 31, 2021, the Group recorded €0.4 million and €1.1 million, respectively, of start-up costs to further the construction of the new plant in Fishers, Indiana, U.S.
(2)
During the three months and the year ended December 31, 2022, the Group recorded €0.1 million in restructuring and related charges for the merger of Innoscan A/S into SVM Automatik A/S. During the year ended December 31, 2021, the Group recorded €1.2 million in restructuring and related charges for the consolidation of Balda plants in the U.S.
(3)
During the three months and the year ended December 31, 2021, the Group recorded €0.1 million and €0.8 million, respectively, in general and administrative expenses, relating to the listing of Stevanato Group S.p.A. ordinary shares on the NYSE.
(4)
During the year ended December 31, 2021, the Group granted a €6.5 million discretionary, out-of-cycle bonus to employees. During the three months ended December 31, 2021, the Group recorded €(0.2) million, of general and administrative expenses, mainly due to exchange rate impact and an adjustment of the estimation made as of September 30, 2021. No such bonuses were awarded or disbursed for the year ended December 31, 2022.
(5)
During the year ended December 31, 2021, the Group recorded €4.3 million, as foreign exchange loss for derivative on IPO proceeds.
(6)
During the three months and the year ended December 31, 2021 the Group recorded €12.3 million from the sale of a minority interest in the associate Swissfillon AG.
(7)
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
(8)
During the three months and the year ended December 31, 2021, the Group accrued €0.9 million related to a tax audit on fiscal year 2016.
(9)
During the year ended December 31, 2021, the Group recorded €9.9 million, in general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers.

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in tangible fixed assets and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets.

The following table sets forth the CAPEX for the fiscal years ended December 31, 2022 and 2021:

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2022	2021	€
Addition to Property, plants and equipment	294.5	116.6	177.9
Addition to Intangible Assets	8.1	5.5	2.6
CAPEX	302.6	122.1	180.5

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

The following table sets forth the calculation of Free Cash Flow for the three months and the fiscal year ended December 31, 2022 and 2021:

	(Amounts in € millions, except as indicated otherwise)
	Unaudited
	For the three months ended December 31,		Change
	2022	2021	€
Cash Flow from Operating Activities	59.7	55.4	4.3
Interest paid	1.0	1.3	(0.3)
Interest received	(0.3)	(0.2)	(0.1)
Purchase of property, plant and equipment	(67.9)	(36.3)	(31.6)
Proceeds from sale of property, plant and equipment	(0.4)	1.2	(1.6)
Purchase of intangible assets	(0.3)	(2.1)	1.8
Free Cash Flow	(8.2)	19.3	(27.5)

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2022	2021	€
Cash Flow from Operating Activities	103.3	133.3	(30.0)
Interest paid	3.5	4.4	(0.9)
Interest received	(0.8)	(0.6)	(0.2)
Purchase of property, plant and equipment	(235.0)	(107.7)	(127.2)
Proceeds from sale of property plant and equipment	0.1	1.2	(1.1)
Purchase of intangible assets	(8.1)	(5.5)	(2.6)
Free Cash Flow	(137.0)	25.1	(162.1)

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

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,
	2022	2021
Non-current financial liabilities	(148.4)	(202.3)
Current financial liabilities	(70.7)	(46.2)
Other non-current financial assets - Derivatives	2.8	—
Other current financial assets	33.6	27.2
Cash and cash equivalents	228.7	411.0
Net Cash/ (Debt)	46.0	189.8

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

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,
	2022	2021
- Goodwill and Other intangible assets	79.4	79.2
- Right of Use assets	19.3	22.7
- Property, plant and equipment	641.4	392.7
- Financial assets - investments FVTPL	0.8	1.1
- Other non-current financial assets	1.0	1.3
- Deferred tax assets	69.2	55.9
Non-current assets	811.1	552.9

- Inventories	213.3	148.9
- Contract Assets	103.4	62.1
- Trade receivables	212.7	165.3
- Trade payables	(239.2)	(164.8)
- Advances from customers	(26.6)	(23.6)
- Contract Liabilities	(14.8)	(18.8)
Trade working capital	248.8	169.1

- Tax receivables and Other receivables	54.0	51.4
- Tax payables and Other liabilities	(111.1)	(85.3)
Net working capital	191.7	135.3

- Deferred tax liabilities	(21.0)	(19.1)
- Employees benefits	(8.3)	(11.9)
- Provisions	(5.5)	(3.5)
- Other non-current liabilities	(18.1)	(1.8)
Total non-current liabilities and provisions	(52.9)	(36.3)

Capital Employed	949.9	651.9

Net Cash/ (Debt)	46.0	189.8

Equity	(995.9)	(841.7)

Total Equity and Net Cash/ Debt	(949.9)	(651.9)

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

Our backlog as of December 31, 2022 was approximately €957.0 million, compared to a total backlog of €880.0 million as of December 31, 2021. Excluding COVID-19, backlog increased 21% for the year ended December 31, 2022, compared to the prior year. During the three months ended December 31, 2022, we had a new order intake of €237.4 million, compared to €278.3 million for the three months ended December 31, 2021. During the year ended December 31, 2022, we had a new order intake of approximately €1,060.7 million compared to approximately €1,117.2 million for the year ended December 31, 2021. Excluding COVID-19, order intake increased 6% for the year ended December 31, 2022, compared to the prior year. The Group currently anticipates that there may be fluctuations quarter to quarter in order intake and backlog.

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

Results discussed in this section of the annual report is consolidated according to IFRS accounting principles and therefore does not include Company’s inter-segment items other than where we specifically note otherwise.

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

Revenue recognized in the years ended December 31, 2022 and 2021, amounted to €983.7 million and €843.9 million, respectively.

In the years ended December 31, 2022 and 2021, we generated 81% and 82% of total sales from our Biopharmaceutical and Diagnostic Solutions segment, respectively and 19% and 18% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three months and the year ended December 31, 2022, and 2021.

Revenue for each segment is divided into "External Customers", representing revenue from third parties' sales, and "Inter-Segment", representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the Consolidated Revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

Unaudited	For the three months ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	231.5	60.6	—	292.1
Inter-Segment	0.6	31.8	(32.4)	—
Revenue	232.1	92.4	(32.4)	292.1

Gross Profit	86.7	19.6	(6.1)	100.2
Gross Profit Margin	37.3%	21.2%		34.3%

Operating Profit	55.0	11.3	(3.2)	63.1
Operating Profit Margin	23.7%	12.2%		21.6%

	For the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	799.7	184.0	—	983.7
Inter-Segment	1.5	115.5	(117.0)	—
Revenue	801.2	299.5	(117.0)	983.7

Gross Profit	274.9	64.7	(19.7)	319.8
Gross Profit Margin	34.3%	21.6%		32.5%

Operating Profit	182.6	41.3	(31.4)	192.4
Operating Profit Margin	22.8%	13.8%		19.6%

Unaudited	For the three months ended December 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	185.9	46.7	—	232.6
Inter-Segment	0.3	29.7	(30.0)	—
Revenue	186.2	76.4	(30.0)	232.6

Gross Profit	61.1	16.6	(4.7)	73.0
Gross Profit Margin	32.8%	21.7%		31.4%

Operating Profit	37.9	10.9	(5.3)	43.5
Operating Profit Margin	20.3%	14.3%		18.7%

	For the year ended December 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	694.0	149.9	—	843.9
Inter-Segment	1.1	69.0	(70.1)	—
Revenue	695.1	218.9	(70.1)	843.9

Gross Profit	229.9	42.2	(6.7)	265.4
Gross Profit Margin	33.1%	19.3%		31.4%

Operating Profit	149.0	22.9	(9.7)	162.2
Operating Profit Margin	21.4%	10.5%		19.2%

Results of Operations
Three months and year ended December 31, 2022 versus three months and year ended December 31, 2021
The following table sets forth our results of operations for the three months ended December 31, 2022 and 2021.

	(Amounts in € millions, except as indicated otherwise)
	Unaudited
	For the three months ended December 31,				Change	Change
	2022	% of revenue	2021	% of revenue	€	%
Revenue	292.1	100.0%	232.6	100.0%	59.5	25.6%
Costs of sales	191.9	65.7%	159.6	68.6%	32.3	20.3%
Gross Profit	100.2	34.3%	73.0	31.4%	27.2	37.2%
Other operating Income	6.7	2.3%	2.2	0.9%	4.5	205.0%
Selling and Marketing Expenses	8.3	2.8%	4.4	1.9%	3.9	88.5%
Research and Development Expenses	10.6	3.6%	9.5	4.1%	1.1	11.4%
General and Administrative Expenses	24.9	8.5%	17.8	7.7%	7.1	40.2%
Operating Profit	63.1	21.6%	43.5	18.7%	19.6	45.3%
Finance Income	7.8	2.7%	15.3	6.6%	(7.5)	(49.4)%
Finance Expense	7.1	2.4%	5.1	2.2%	2.0	39.3%
Profit Before Tax	63.8	21.9%	53.7	23.1%	10.1	19.0%
Income Taxes	15.5	5.3%	9.1	3.9%	6.4	70.3%
Net Profit	48.3	16.5%	44.6	19.2%	3.7	8.3%

The following table sets forth our results of operations for the years ended December 31, 2022 and 2021.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,				Change	Change
	2022	% of revenue	2021	% of revenue	€	%
Revenue	983.7	100.0%	843.9	100.0%	139.8	16.6%
Costs of sales	663.9	67.5%	578.5	68.6%	85.4	14.8%
Gross Profit	319.8	32.5%	265.4	31.4%	54.4	20.5%
Other operating Income	18.8	1.9%	9.4	1.1%	9.4	99.8%
Selling and Marketing Expenses	26.1	2.7%	20.4	2.4%	5.7	28.1%
Research and Development Expenses	34.4	3.5%	29.6	3.5%	4.8	16.1%
General and Administrative Expenses	85.7	8.7%	62.5	7.4%	23.2	37.2%
Operating Profit	192.4	19.6%	162.2	19.2%	30.2	18.6%
Finance Income	25.0	2.5%	21.7	2.6%	3.3	15.4%
Finance Expense	29.8	3.0%	18.8	2.2%	11.0	58.7%
Share of Profit of an Associate	—	0.0%	0.5	0.1%	(0.5)	(100.0)%
Profit Before Tax	187.6	19.1%	165.7	19.6%	22.0	13.3%
Income Taxes	44.6	4.5%	31.4	3.7%	13.2	42.1%
Net Profit	143.0	14.5%	134.3	15.9%	8.7	6.5%

Revenue

Revenue increased by €59.5 million, or 25.6%, to €292.1 million for the three months ended December 31, 2022 compared to €232.6 million for the three months ended December 31, 2021, driven by growth in both the Biopharmaceutical and Diagnostic Solutions and Engineering segments, higher volumes, an increasing mix of high value solutions, and favorable currency translation. For the three months ended December 31, 2022, we estimate that COVID-19 related revenue was approximately 11.6% of our total revenue, compared to 14.3% for the three months ended December 31, 2021. Revenue growth on constant currency basis was 22.5% for the three months ended December 31, 2022.

Revenue increased by €139.8 million, or 16.6%, to €983.7 million for the year ended December 31, 2022, compared to €843.9 million for the year ended December 31, 2021, driven by growth in both segments, higher volumes, the mix shift to high value solutions, and favorable currency translation. For the year ended December 31, 2022 we estimate that COVID-19 related revenue was approximately 11.2% of our total revenue, compared to 14.7% for the year ended December 31, 2021. Revenue growth on constant currency basis was 13.4% for the year ended December 31, 2022.

Biopharmaceutical and Diagnostic Solutions

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €45.6 million, or 24.6%, to €231.5 million for the three months ended December 31, 2022 compared to €185.9 million for the three months ended December 31, 2021. All growth was organic and driven primarily by growth in high value solutions, and to a lesser extent other containment and delivery solutions, and favorable currency translation. Revenue generated from our premium priced, high-value solutions increased by €20.8 million, or 31.4%, to €87.2 million for the three months ended December 31, 2022 compared to €66.4 for the three months ended December 31, 2021. Revenue generated by other containment and delivery solutions increased by €24.8 million, or 20.8% to €144.3 million for the three months ended December 31, 2022 compared to €119.5 million for the three months ended December 31, 2021. For the three months ended December 31, 2022 we estimate that approximately €33.8 million, or 11.6%, of our revenue was related to COVID-19 compared to €33.4 million or 14.3%, revenue estimated for the three months ended December 31, 2021.

On a constant currency basis, revenue generated by high-value solutions increased by €18.9 million, or 28.5%, in the three months ended December 31, 2022 compared to €66.4 million in the three months ended December 31, 2021, while revenue generated by other containment and delivery solutions increased by €19.6 million, or 16.4%, in the three months ended December 31, 2022 compared to €119.5 million in the three months ended December 31, 2021.

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €105.6 million, or 15.2%, to €799.7 million for the year ended December 31, 2022 compared to €694.0 million in the year ended December 31, 2021. Revenue growth was primarily driven by an increase in revenue of our premium priced, high-value solutions. Revenue generated from our premium priced, high-value solutions increased by €85.4 million, or 41.1%, to €293.2 million for the year ended December 31, 2022, compared to €207.8 million for the year ended December 31, 2021, reflecting our continuing efforts to meet rising customer demand and strategically shift towards a larger proportion of high-value solutions, such as EZ-Fill® vials and cartridges, high-value syringes, Alba®, Nexa®, Drug Delivery Systems, analytical services and molecular diagnostic plastic parts. Revenue generated by other containment and delivery solutions increased by €20.2 million, or 4.2%, to €506.4 million for the year ended December 31, 2022, compared to €486.2 million for the year ended December 31, 2021. For the year-ended December 31, 2022, approximately €110.5 million, or 11.2%, was related to COVID-19 compared to approximately €123.7 million, or 14.7%, revenue for the year ended December 31, 2021.

On a constant currency basis, revenue generated by high-value solutions increased by €77.1 million, or 37.1%, in the year ended December 31, 2022, compared to €207.8 million in the year ended December 31, 2021, while revenue generated by other containment and delivery solutions increased by €1.6 million, or 0.3%, in the year ended December 31, 2022 compared to €486.2 million in the year ended December 31, 2021.

Engineering

Revenue generated by the Engineering segment, increased by €13.9 million, or 29.7%, to €60.6 million for the three months ended December 31, 2022 compared to €46.7 million for the three months ended December 31, 2021. Growth in this segment was mostly due to the timing and progression of projects.

Revenue generated by the Engineering segment, increased by €34.1 million, or 22.8%, to €184.0 million for the year ended December 31, 2022 compared to €149.9 million for the year ended December 31, 2021. All growth was organic and driven by higher sales in all business lines, including visual inspection systems, assembly and packaging machines, glass converting machines, and also after sales activities.

We do not consider any of the revenue in our Engineering segment to be attributable to COVID-19 since: (i) we cannot accurately determine the end users of our products; and (ii) most of our products have life cycles of 10 years or more and, therefore, bear a reasonably likely chance of being used for purposes other than COVID-19 related.

Revenue Breakdown by Region

For the three months ended December 31, 2022, revenue in APAC decreased by €14.5 million, or 35.7% to €26.0 million (which accounted for 8.9% of our total revenue for the three months ended December 31, 2022) compared to €40.4 million in the three months ended December 31, 2021. Revenue in North America increased by €17.5 million, or 32.0% to €72.1 million (which accounted for 24.7% of our total revenue for the three months ended December 31, 2022) compared to €54.6 million in the three months ended December 31, 2021, revenue in EMEA increased by €55.4 million, or 42.5% to €185.7 million (which accounted for 63.6% of our total revenue for the three months ended December 31, 2022) compared to €130.4 million in the three months ended December 31, 2021, while revenue in South America increased by €1.1 million, or 15.9%, to €8.3 million (which accounted for 2.8% of our total revenue for the three months ended December 31, 2022) compared to €7.1 million in the three months ended December 31, 2021.

For the year ended December 31, 2022, revenue in APAC decreased by €17.5 million, or 14.8% to €100.3 million (which accounted for 10.2% of our total revenue for the year ended December 31, 2022) compared to €117.7 million in the year ended December 31, 2021. For the same period, revenue in North America increased by €43.9 million, or 21.2% to €250.8 million (which accounted for 25.5% of our total revenue for the year ended December 31, 2022) compared to €207.0 million in the year ended December 31, 2021, revenue in EMEA increased by €106.2 million, or 21.5% to €599.7 million (which accounted for 61.0% of our total revenue for the year ended December 31, 2022) compared to €493.5 million in the year ended December 31, 2021, while revenue in South America increased by €7.1 million, or 27.7%, to €32.9 million (which accounted for 3.3% of our total revenue for the year ended December 31, 2022) compared to €25.7 million in the year ended December 31, 2021.

Cost of Sales

Cost of sales increased by €32.3 million, or 20.3%, to €191.9 million for the three months ended December 31, 2022 compared to €159.6 million for the three months ended December 31, 2021, mainly due to a general increase in the cost of materials and components, and direct and indirect personnel costs and subcontracting work to support the growth of our sales volumes. Nevertheless, cost of sales increased less than proportionally compared to our revenue. For the three months ended December 31, 2022 utilities costs were stable compared to the three months ended December 31, 2021, mostly due to grants received from European governments to mitigate the rise in utility costs. The grants were given to help offset the significant rise in utilities costs and mitigate the impact to businesses. The grants are in effect through the first quarter of 2023 at which time the government is expected to evaluate a continuation of the grants.

Cost of sales increased by €85.4 million, or 14.8%, to €663.9 million for the year ended December 31, 2022 compared to €578.5 million for the year ended December 31, 2021, mainly due to the higher cost of materials, components and labor expenses related to the production and distribution of our goods and services, logistics and an increase in subcontracting work. Cost of sales was also impacted by an increase in utilities, which doubled in 2022 compared to 2021, due to the worldwide increase in natural gas and electricity rates. Industrial depreciation and amortization increased due to the availability for use of the machinery installed in the previous months to increase the production capacity.

For the year ended December 31, 2022, cost of sales included €3.3 million of non-recurring start-up costs principally related to the new facilities in Indiana, U.S., and Latina, Italy.

For the year ended December 31, 2021, cost of sales included €0.5 million of non-recurring costs related to the consolidation of our Balda plants in U.S. as well as €0.7 million of non-recurring start-up costs related to the new U.S. facility in Indiana.

Gross Profit

For the three months ended December 31, 2022, gross profit increased by €27.2 million, or 37.2%, to €100.2 million compared to €73.0 for the three months ended December 31, 2021. Gross profit margin increased to 34.3% for the three months ended December 31, 2022 compared to 31.4% for the three months ended December 31, 2021. This increase was mainly driven by higher revenue, mix, better leverage of fixed costs and the recovery of inflationary costs that were recorded in prior periods.

For the three months ended December 31, 2022, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment increased to 37.3% compared to 32.8% for the three months ended December 31, 2021, driven by higher revenue, a favorable mix, better leverage of fixed costs and the recovery of inflationary costs that were recorded in prior periods.

For the three months ended December 31, 2022, gross profit margin for the Engineering segment decreased to 21.2% compared to 21.7% for the three months ended December 31, 2021. The decrease was mainly due to project mix.

For the year ended December 31, 2022, gross profit increased by €54.4 million, or 20.5%, to €319.8 million for the year ended December 31, 2022 compared to €265.4 million for the year ended December 31, 2021. Gross profit margin increased to 32.5% for the year ended December 31, 2022 compared to 31.4% for the year ended December 31, 2021. The year-over-year increase in gross profit margin was driven by (i) the increased sales volumes, (ii) the strategic mix shift towards more accretive high value solutions, (iii) improved margin in the Engineering segment. Gross profit margin was also partially offset by inflationary costs, nearly all of which we recovered through price adjustments. However, such price adjustments mainly covered such additional inflationary costs and therefore did not generate additional margin, causing an overall dilutive impact to gross profit margin for the year ended December 31, 2022.

For the year ended December 31, 2022, gross profit margin for the Biopharmaceutical and Diagnostic Solution segment was 34.3% compared to 33.1% for the year ended December 31, 2021. The improvement to gross profit margin was driven by the continuing mix shift to high value solutions, partially offset by start-up costs and a rise in inflationary costs, which have been partially offset by price adjustments.

Engineering segment gross profit margin increased to 21.6% for the year ended December 31, 2022, compared to 19.3% for the year ended December 31, 2021. The increase was mainly driven by contributions from more accretive business lines such as our glass forming and pharma vision business, as well as ongoing business optimization efforts to improve operational efficiencies.

Other Operating Income

Other operating income includes all revenue from customers not derived from the sale of our products, services and solutions such as revenue from feasibility studies, design, development and industrialization of new products, orders amendment fees, and government grants. Other operating income represents a minor part of our income and its amount varies yearly depending on the specific business agreements in place.

For the three months ended December 31, 2022, other income increased by €4.5 million, or 205.0%, to €6.7 million, compared to €2.2 million for the three months ended December 31, 2021, mainly due to a contribution of €3.0 million from a strategic partner for the joint development of the intellectual property underlying a Stevanato proprietary product which was accrued in the fourth quarter of fiscal year 2022.

For the year ended December 31, 2022, other income increased by €9.4 million, or 99.8%, to €18.8 million, compared to €9.4 million for the year ended December 31, 2021, mainly due to the €3.0 million contribution disclosed above. For the year ended December 31, 2022, other income included approximately €7.6 million related to a contract modification disclosed in the second and third quarters of 2022, of which a portion was tied to a decrease in COVID-19 related orders.

Selling and Marketing Expenses

Selling and marketing expenses increased by €3.9 million, or 88.5%, to €8.3 million for the three months ended December 31, 2022, compared to €4.4 million for the three months ended December 31, 2021. The increase is mainly related to an increase in personnel costs, mainly due to the costs accrued under the incentive plans, and to a lower release of bad debt provision (€ 0.1 million for the three months ended December 31, 2022 compared to €1.6 million for the three months ended December 31, 2021).

Selling and marketing expenses increased by €5.7 million, or 28.1%, to €26.1 million for the year ended December 31, 2022 compared to €20.4 million for the year ended December 31, 2021. These expenses are mainly related to personnel expenses for our sales organization. They also include depreciation for €0.7 million for the year ended December 31, 2022 (€0.8 million for the year ended December 31, 2021). The year ended December 31, 2022 includes a release of the provisions for bad and doubtful debts of €0.7 million (for the year ended December 31, 2021 the release for bad and doubtful debts provision amounted to €0.9 million).

The increase in selling and marketing expenses was mainly due to higher costs for business development. This includes industry events, strategic marketing and travel costs, as business development activities returned to pre-pandemic levels during fiscal year 2022.

Research and Development Expenses

Research and development expenses increased by €1.1 million, or 11.4%, to €10.6 million for the three months ended December 31, 2022, compared to €9.5 million for the three months ended December 31, 2021. The increase is mainly related to higher personnel costs due to new hires to sustain and progress the strategic R&D activities launched at the Group level.

Research and development expenses increased by €4.8 million, or 16.1%, to €34.4 million for the year ended December 31, 2022, compared to €29.6 million for the year ended December 31, 2021. Such expenses include costs for research and development activities to support the innovation of our product range and components and include amortization and depreciation for €3.5 million for the year ended December 31, 2022 (€3.4 million for the year ended December 31, 2021). The increase in research and development expenses is primarily due to an increase in personnel expenses related to new hires and time spent on R&D related activities to maintain and accelerate the Group market-leading position and our strategic efforts to drive continuous innovation to remain at the forefront of technological advancements.

General and Administrative Expenses

General and administrative expenses increased by €7.1 million, or 40.2%, to €24.9 million for the three months ended December 31, 2022, compared to €17.8 million in the three months ended December 31, 2021. The increase in general and administrative expenses is due to higher personnel costs, mainly linked to establishing a regional organizational structure in the Americas Region, and higher costs associated with our status as a public company, such as insurance.

General and administrative expenses increased by €23.2 million, or 37.2%, to €85.7 million for the year ended December 31, 2022, compared to €62.5 million in the year ended December 31, 2021. These expenses mainly comprise personnel expenses for management of the company, consultancy costs, rentals, as well as depreciation and amortization of €7.1 million (compared to €6.0 million in 2021), of which amortization of fair value adjustments from purchase price allocations amounted to €1.0 million (€1.0 million in 2021). The increase in general and administrative expenses is mainly due to higher labor costs for the year ended December 31, 2022 compared to the year ended December 31, 2021 which included a non-recurring accrual reversal amounting to €9.9 million related to cash settled awards under incentive plans 2012-2021 and 2018-2022 which were terminated in favor of the new stock grant plan 2021-2027 partially offset by a €6.5 million discretionary, out-of-cycle bonus to employees. In addition, the increase was also attributable to (i) higher personnel costs linked to the structuring of the Americas Region (ii) non-recurring, start-up costs for the new EZ-fill® hub in Fishers, Indiana, U.S., (iii) higher costs associated with our status as a public company, such as insurance and other organizational structure costs, and (iii) higher IT costs.

Operating Profit

As a result of the foregoing, operating profit increased by €19.6 million, or 45.3%, to €63.1 million for the three months ended December 31, 2022, compared to €43.5 million for the three months ended December 31, 2021. Operating profit margin for the three months ended December 31, 2022, increased to 21.6% compared to 18.7% for the three months ended December 31, 2021, driven primarily by higher revenue, mix, better leverage of fixed costs and the recovery of inflationary costs that were recorded in prior periods. Operating profit for the three months ended December 31, 2022 included a benefit of €3.0 million in other operating income related to a strategic partnership for the joint development of a proprietary product.

For the three months ended December 31, 2022, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 23.7%, compared to 20.3% for the three months ended December 31, 2021. The increase is mainly driven by (i) higher revenue, (ii) a favorable mix within high-value solutions, (iii) better leverage of fixed costs, (iv) higher other operating income and (v) the recovery of inflationary costs that were recorded in prior periods.

For the three months ended December 31, 2022, Engineering operating profit margin was 12.2%, compared to 14.3% for the three months ended December 31, 2021. The decrease was mostly due to project mix and to the increase of research and development and general and administrative expenses in the three months ended December 31, 2022.

For the year ended December 31, 2022, operating profit increased by €30.2 million, or 18.6%, to €192.4 million for the year ended December 31, 2022, compared to €162.2 million for the year ended December 31, 2021. Operating profit margin for the year ended December 31, 2022 increased to 19.6% compared to 19.2% for the year ended December 31, 2021.

For the year ended December 31, 2022, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 22.8%, compared to 21.4% for the year ended December 31, 2021. The increase in operating profit margin was primarily due to the aforementioned favorable mix shift to high value solutions and increase in other operating income and favorably currency effect partially offset by (i) an increase in inflationary costs, that have been partially offset by price adjustments, (ii) the increase in selling and marketing expenses from an increase in industry events and promotional activities, (iii) the increase in general and administrative expenses connected to being a publicly traded company, (iv) start-up costs and (v) the increase in research and development expenses reflecting our investments in premium primary packaging and drug delivery systems.

For the year ended December 31, 2022, Engineering operating profit margin was 13.8%, compared to 10.5% for the year ended December 31, 2021. The increase in operating profit margin was primarily due to contributions from more accretive business lines and after-sales activities, as well as ongoing optimization efforts that resulted in an increased absorption of SG&A expenses.

Net Finance Expenses

Finance expenses, net of finance income, decreased by €9.5 million to a net income balance of €0.7 million for the three months ended December 31, 2022, from a net income balance of €10.2 million for the three months ended December 31, 2021, which included a non-recurring gain of €12.3 realized from the sale of the minority interest in the associate Swissfillon AG.

Finance expenses, net of finance income, increased by €7.7 million to a net expense balance of €4.8 million for the year ended December 31, 2022, from a net income balance of €2.9 million for the year ended December 31, 2021. Finance expense include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases, recognized in accordance with IFRS 16—Leases. For the year ended December 31, 2021 net finance expenses are affected by a non-recurring gain of €12.3 realized from the sale of the minority interest in the associate Swissfillon AG and by a non-recurring loss amounting to €4.3 million relating to a derivative financial instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds.

Profit Before Tax

Profit before taxes increased by €10.1 million, or 19.0%, to €63.8 million for the three months ended December 31, 2022, compared to €53.7 million for the three months ended December 31, 2021.

Profit before taxes increased by €22.0 million, or 13.3%, to €187.6 million for the year ended December 31, 2022, compared to €165.7 million for the year ended December 31, 2021.

Income Taxes

Income taxes increased by €6.4 million, or 70.3%, to €15.5 million for the three months ended December 31, 2022, compared to €9.1 million for the three months ended December 31, 2021.

Income taxes increased by €13.2 million, or 42.1%, to €44.6 million for the year ended December 31, 2022, compared to €31.4 million for the year ended December 31, 2021.

	(Amounts in € millions, except as indicated otherwise)
	Unaudited
	For the three months ended December 31,		Change	For the year ended December 31,		Change
	2022	2021		€2022	2021	€
Current Income Tax
Current Taxes	20.4	7.9	12.5	57.6	28.5	29.1
Deferred Taxes
Deferred Taxes	(4.9)	1.2	(6.1)	(13.0)	2.9	(15.8)
Income Tax Expenses reported in the statement of profit or loss	15.5	9.1	6.4	44.6	31.4	13.2

Current Taxes

Current taxes increased by €29.1 million, or 102,1%, to €57.6 million for the year ended December 31, 2022, compared to €28.5 million for the year ended December 31, 2021. This increase was primarily to higher taxable income in certain jurisdictions for the year ended December 31, 2022 and the application of the so called “Patent Box Regime” for the year ended December 31, 2021, resulting in a retroactive €7.6 million tax saving for the financial years 2016-2020.

Deferred Taxes

For the year ended December 31, 2022, we recorded a deferred taxes benefit of €13.0 million, compared to the €2.9 million taxes expenses million for the year ended December 31, 2021. For the year ended December 31, 2022 the tax expense is mainly connected to deferred tax assets booked upon consolidated elimination of revenues related to intercompany sales of fixed assets and to deferred tax assets recorded on tax losses carry forward.

Income Tax Expenses reported in the statement of profit or loss

For the year ended December 31, 2022, we recorded income tax expenses reported in the statement of profit or loss of €44.6 million, compared to €31.4 for the year ended December 31, 2021.

Net Profit

Net profit increased by €3.7 million, or 8.3%, to €48.3 million (or €0.18 of Diluted EPS or €0.19 of Adjusted Diluted EPS) for the three months ended December 31, 2022, compared to €44.6 million (or €0.17 of Diluted EPS or €0.13 of Adjusted Diluted EPS) for the three months ended December 31, 2021.

Net profit increased by €8.7 million, or 6.5%, to €143.0 million (or €0.54 of Diluted EPS or €0.56 of Adjusted Diluted EPS) for the year ended December 31, 2022, compared to €134.3 million (or €0.53 of Diluted EPS or €0.48 of Adjusted Diluted EPS) for the year ended December 31, 2021.

Year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects - A. Operating Result - Year ended December 31, 2021, compared to the year ended December 31, 2020” contained in our annual report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on April 5, 2022.

B. Liquidity and Capital Resources

We finance our operations mainly through cash generated by our operating activities and debt financing, and from the remaining proceeds of our IPO in 2021. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity are our cash and cash equivalents and medium and long-term loans from a number of financial institutions, as described below. For the year ended December 31, 2022, we had cash and cash equivalents of €228.7 million (compared to €411.0 million in 2021) and other current financial assets of €33.6 million (compared to €27.2 million in 2021). Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our total available liquidity, (defined as cash and cash equivalents, including part of the proceeds received at completion of our IPO in 2021, plus undrawn committed credit lines and marketable securities), in addition to funds that will be generated from operating activities, will enable us to satisfy the requirements of our investing activities and working capital needs for the next 12 months and ensure an appropriate level of operating and strategic flexibility.

In January and February 2023, we secured two loans totaling €130.0 million to support our ongoing capital investments in growth platforms. The first five-year loan agreement was financed through BNP Paribas for €70.0 million. The second loan totaling up to €60.0 million was financed through Cassa Depositi e Prestiti. Both loans have a two year draw down (in one or more solutions) that allows us the flexibility to access the capital when needed. The financing will be used to expand capacity to increase production, primarily for high-value solutions to meet increased demand.

Our total current liabilities were €462.5 million as of December 31, 2022 (compared to €338.6 million as of December 31, 2021), which primarily includes €239.2 million trade payables, €14.8 million contract liabilities, €26.6 million advances from customers, €65.4 million financial liabilities, €41.7 million tax payables, €5.3 million lease liabilities and €69.5 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

Pricoa Private Placement

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

Additional Medium and Long-Term Loan Facilities

As of December 31, 2022, we had medium and long-term loan facilities totaling €134.6 million in available principal, fully drawn down.

The total outstanding amount was raised between 2017 and 2019. Approximately €81.9 million outstanding as of December 31, 2022 were raised in 2019 from four banks. The average term is 3.3 years. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 1.4%. These loan agreements impose certain covenants on us, including: (i) not to exceed certain consolidated net debt to consolidated EBITDA ratios (not greater than 4.0 to 1.0 in three of the loan agreements and not greater than 3.5 to 1.0, at 4.0x, in the remaining fourth one); (ii) to maintain a consolidated net debt to equity ratio equal to or lower than 2 to 1 and at least amounting to €200 million; (iii) not to sell assets having a value, or to grant liens or loans to third parties, exceeding certain amounts; (iv) to ensure that the loans always rank at least pari passu with other debt of the company; (v) not to segregate assets (as defined under Italian law); and (vi) not to distribute dividends or reserves nor to carry out extraordinary transactions resulting in the breach of financial covenants.

Approximately €52.9 million outstanding as of December 31, 2022 were raised in 2017 and 2018. The average term is 2.7 years. These loans include covenants consistent with those described for the 2019 loans. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 1.2%.

On January 16, 2023 and February 28, 2023 we entered into two term loan contracts, totaling €130.0 million, to support production capacity expansion in U.S. and Italy.

The first loan agreement was financed through BNP Paribas for €70.0 million and the second loan for €60.0 million was financed through Cassa Depositi e Prestiti. Both financing have five years tenor with two years of availability period to draw down, two years of pre-amortizing period and three years of amortizing period.

Both loans are “ESG-linked” with potential price improvement linked to the yearly successful achievement of two ESG KPIs.

These loans include covenants consistent with those described for the 2019 loans.

Short-Term Loan Facilities

As of December 31, 2022, we had short-term facilities totaling €69.0 million in available principal, of which we had drawn down €13.2 thousand.

Capital Expenditures

During the fiscal year ended December 31, 2022, capital expenditures for growth and capacity expansion were €266.4 million, which included (i) €124.3 million for new production lines and related infrastructure in Italy (of which €94.7 million is tied to our high value EZ-Fill® products), including €48.3 million for the new EZ-Fill® plant in Latina, (ii) €130.8 million for new production lines and related building expansion in other plants, particularly in the U.S. and China facilities, (iii) €4.0 million for new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions and (iv) €7.3 million for molds, mainly linked to EZ-fill® Integrated Tip Cap.

In the U.S., construction of the new facility continues to progress. We currently remain on track for launching validation activities in the second half of 2023 and expect to start commercial operations in early 2024. In Italy, the facility in Piombino Dese is approaching completion, validation activities have begun, and we started our first commercial batch production. In Latina, we currently expect validation activities to begin in the summer of 2023 with commercial production beginning in the fall of 2023. We are prioritizing our investments in the U.S. and Italy in order to satisfy rising customer demand. As a result, we have elected to slow down the brownfield buildout in China.

As at December 31, 2022 committed orders related to the ongoing investments equaled approximately €270 million, net of the expected contribution from BARDA.

Capital expenditures for maintenance, increasing quality, improving our IT systems, improving efficiency of our production processes and improving safety of our plants and production sites amounted to €26.8 million, while for research and development, including laboratory equipment, molds and other related equipment, amounted to €9.4 million. We intend to devote approximately the same portion of capital expenditures to growth and capacity expansion in future years.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in € millions, except as indicated otherwise)
	Unaudited
	For the three months ended December 31,		Change
	2022	2021	€
Cash flows from operating activities	59.7	55.4	4.3
Cash flows used in investing activities	(68.9)	(21.1)	(47.8)
Cash flows from / (used in) financing activities	(18.6)	(52.4)	33.8
Net change in cash and cash equivalents	(27.8)	(18.1)	(9.7)

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2022	2021	€
Cash flows from operating activities	103.3	133.3	(30.0)
Cash flows used in investing activities	(243.0)	(96.4)	(146.6)
Cash flows from / (used in) financing activities	(44.5)	254.8	(299.3)
Net change in cash and cash equivalents	(184.2)	291.7	(475.9)

Cash generated from operating activities

Net cash generated from operating activities was €59.7 million for the three months ended December 31, 2022 (compared to €55.4 million for the year ended December 31, 2021). For the three months ended December 31, 2022 the EBITDA generation of €80.2 million was partially offset by (i) €13.4 million cash absorbed from the net change in working capital, deriving from the growth, (ii) €1.2 million cash absorbed from the change in other provision and employees benefits and (iii) €2.3 million in income tax paid.

Net cash generated from operating activities was €103.3 million for the year ended December 31, 2022 (compared to €133.3 million for the year ended December 31, 2021). For the year ended December 31, 2022 the EBITDA generation of €257.3 million was partially offset by (i) €117.7 million cash absorbed from the net change in working capital, deriving from the growth and mainly due to inventories increase to secure supply chain, (ii) €9.0 million cash absorbed from the change in other provision and employees benefits and (iii) €25.8 million in income tax paid.

For the year ended December 31, 2021 the EBITDA generation of €218.6 million was partially offset by (i) €41.6 million cash absorbed from the net change in working capital, deriving from the growth, (ii) €7.1 million cash absorbed from the change in other provision and employees benefits and (iii) €29.2 million in income tax paid.

Cash used in investing activities

Net cash used in investing activities was €68.9 million for the three months ended December 31, 2022 (compared to €21.1 million cash used in investing activities for the three months ended December 31, 2021), consisting mainly of the purchase of property and equipment to increase our production capacity for both our EZ-Fill® product portfolio and our bulk business. We also invested in R&D and in strengthening the security of our IT systems.

Net cash used in investing activities was €243.0 million for the year ended December 31, 2022 (compared to €96.4 million cash used in investing activities for the year ended December 31, 2021), consisting mainly of the purchase of property and equipment to increase our production capacity for both our EZ-Fill® product portfolio and our bulk business. For the year ended December 31, 2022 net cash used in investing activities also included (i) the advance payment of approximately €13.9 million received from the U.S. Biomedical Advanced Research and Development Authority (BARDA) which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies and (ii) the advance payment of approximaterly €2.3 million received from the city of Fishers for hard costs at site. We also invested in R&D and in strengthening the security of our IT systems. For the year ended December 31, 2021 net cash used in investing activities includes also €14.8 million proceeds from the sale of the minority interest in the affiliate Swissfillon AG.

Cash used in and generated from financing activities

Net cash flows used in financing activities was €18.6 million for the three months ended December 31, 2022 (compared to €52.4 million used in financing activities for the three months ended December 31, 2021). For the three months ended December 31, 2022, cash raised from new borrowings amounted to €0.8 million while loan repayments and the payment of the principal portion of lease liabilities amounted to €17.7 million and €1.7 million respectively.

Net cash flows used in financing activities was €44.5 million for the year ended December 31, 2022 (compared to €254.8 million generated from financing activities for the year ended December 31, 2021). Cash raised from new borrowings amounted to €13.2 million while the loan repayments amounted to €37.6 million. Dividends distributed amounted to €13.5 million, payment of the principal portion of lease liabilities was €6.6 million.

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

Net change in cash and cash equivalents

The net change in cash and cash equivalents was negative €27.8 million for the three months ended December 31, 2022, compared to negative €18.1 million for the three months ended December 31, 2021

The net change in cash and cash equivalents was negative €184.2 million for the year ended December 31, 2022, compared to €291.7 million for the year ended December 31, 2021.

Off Balance Sheet Arrangements

Off-balance sheet arrangements may be summarized as follows:

	(Amounts in € millions)
	At December 31,	At December 31,
	2022	2021
Guarantees	112.4	99.5
of which secured	4.7	4.7
Total Guarantees	112.4	99.5

As of December 31, 2022, we issued guarantees to third parties for €112.4 million in the ordinary course of business. Such amount includes advance payment and performance bonds as well as suretyships and letters of comfort to financial institutions on outstanding short-term facilities in favor of foreign subsidiaries; some of which include floating charges for €4.7 million.

Tabular Disclosure of Contractual Obligations and Commitments

The following table summarizes payments due under our contractual obligations and commitments at December 31, 2022:

	(Amounts in € millions, except as indicated otherwise)
	Due within one year	Due between two and three years	Due between four and five years	Due beyond five years	Total
Borrowings (1)	63.7	76.0	8.1	—	147.8
Notes	(0.1)	(0.1)	24.9	25.0	49.7
Lease liabilities (2)	5.3	6.8	2.4	5.4	19.9
Other financial liabilities	1.7	—	—	—	1.7
Other liabilities (3)	69.5	18.1	—	—	87.6
Employee Benefits	2.2	—	—	6.1	8.3
Total liabilities	142.3	100.8	35.4	36.5	314.9

(1)
Represents the cash flow for loan repayment obligations, including amortized cost effect and bank overdrafts for Euro 13.2 million, relating to bank loans. The loans include provisions which may accelerate the reimbursement plan of the obligations, such as in case of breach of covenants, change of control or cross default.
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

C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2022 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

ITEM 6. Directors, Senior Management and Employees

A.
Directors and Senior Management
Directors and Executive Officers

The following table sets forth information regarding the directors and executive officers of the Company.

Directors and Executive Officers	Age	Position/Title
Sergio Stevanato	79	Director—Emeritus Chairman
Franco Stevanato	49	Director—Executive Chairman
Marco Stevanato	50	Director—Vice-Chairman
Fabiano Nicoletti	79	Director
Alvise Spinazzi	50	Director
Fabrizio Bonanni	76	Director
Fabio Buttignon	63	Director
Madhavan Balachandran	72	Director
Donald Eugene Morel Jr.	65	Director
William Federici	63	Director
Paola Vezzaro	55	Director
Franco Moro	60	Director, Chief Executive Officer and Chief Operating Officer
Marco Dal Lago	50	Chief Financial Officer
Mauro Stocchi	56	Chief Business Officer
Paolo Patri	53	Chief Technology Officer
Riccardo Butta	58	President Americas

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

Riccardo Butta. Riccardo Butta holds a master’s degree in mechanical engineering from Politecnico University of Milan, a degree in business management and innovation from MIP in Milan and successfully completed the Executive Leadership Development Program from Stanford University in Palo Alto, California. Riccardo was the Senior Vice President of Flex Health Solutions, responsible for the global commercial organization of a Flex business unit providing contract design, manufacturing, and logistics services to the healthcare industry with focus on medical devices, drug delivery solutions, diagnostics and life sciences equipment. During his tenure at Flex, Riccardo was also responsible for the European organization of Flex Health Solutions, for the global device development organization, and for scale-up and management of the design center in Milan. In February 2022, Riccardo joined Stevanato Group as President Americas, overseeing the growth of the Group in the Americas, as well as the expansion of the commercial offering around high value products and services.

B.
Compensation
Compensation Report

As a matter of Italian law, the compensation of executive directors is determined by the Board of Directos, while the Company's shareholders generally determine the base compensation for all Board members, including non-executive directors.

The aggregate compensation for members of our board of directors (including pension expense and long- term benefits) was €2,807,000 for the year ended December 31, 2022.

The aggregate compensation for members of our key management personnel (excluding Chairman and including Chief Executive Officer) was €8,353,000 for the year ended December 31, 2022. The compensation for each of our key management personnel consists of the following elements: base salary, bonus based on revenue and KPI-based bonus, employment-related taxes and share-based payments.

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

Amendment to Stock Grant Plan 2021-2027

On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", in order to allow the entry of new beneficiaries in 2022, previously involved in the compensation plan called "Long Term Incentive 2020-2023". In accordance with specific rules, existing and new beneficiaries relating to the first vesting period coexist during 2022 under the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027". Through such amendment, beneficiaries of the Long Term Incentive 2020-2023 were offered the possibility of becoming beneficiaries of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" in 2022 by using the rights deriving from the participation in the Long-Term Incentive 2020-2023 in the meantime accrued to them, but providing, that the free of charge transfer of the property of a certain number of Stevanato Group S.p.A. shares should have been done after the end of the First Vesting Period, after having verified the actual achievement of the Performance Objectives (in terms of consolidated revenue and EBITDA) set for such vesting period and the continuation of the employment relationship.

On May 12, 2022, Stevanato Group S.p.A. sent, to the new beneficiaries of shares, a letter granting them the right to obtain the transfer free of charge of a certain number of shares if the targets, in terms of consolidated revenue and EBITDA provided for the vesting period in relation to which the shares were assigned, are achieved. New beneficiaries are individuals who play a strategic role in the Group, including its economic and strategic development, and the above right to transfer shares (subject to certain conditions) aligns their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The effectiveness of the rights attributed to each of the new beneficiaries of shares is conditional upon the verification by the Stevanato Group's administrative body of the degree of achievement of the performance target provided in relation to the first vesting period after the end of the first vesting period. On the basis of this assessment the number of shares indicated in the letter of attribution of rights can be reduced based on the degree of target achievement.

Long Term Incentive Plan
On December 15, 2022, we approved by means of resolution taken by the Board of the Directors of the Company the Restricted Share Plan 2023-2027 (the “RSP”) and the Performance Share Plan 2023-2027 (the “PSP”) with a duration of 5 years, running from January 1, 2023 until December 31, 20273, which are governed by their own regulation (the “Regulation”). The total number of SG ordinary shares available for granting under the first cycle of RPS and PSP represents less than 0.5% of the issued Company’s share capital as of January 1, 2023. The Company’s Board of Directors is responsible for the management of the PSP and RSP and may make any changes to their Regulation, which it sees fit or believes to be useful or necessary to better target the objective and focus of the PSP and RSP.

The Performance Share Plan

The PSP provides for (i) the right of the Participants to receive a certain number of ordinary shares of the Company free of any charges, provided that certain conditions - in terms of achievement of specific Performance Targets (Revenue Growth and ROIC) and the existence of employment relationship or any other contract or document governing the relationship between the individual Participant and Stevanato Group (hereinafter the “Relationship”) - are met at the end of each of the three-year Performance Periods; and (ii) the right of the Participants to receive a further number of ordinary shares of the Company, in case of overachievement of the said Performance Targets.

Eligibility, Awards, and Administration

Those eligible to participate in the PSP are (i) any employees of either the Company, or any of its Subsidiaries, and/or (ii) any self-employed individuals who work for either the Company, or any of its Subsidiaries, who have been identified from time to time by the Board of Directors of the Company -, based upon the proposal formulated by the Compensation Committee for C-Level roles and by the Chief Executive Officer of the Company for the other Beneficiaries - as holding a strategic role in either the Company, or any of its subsidiaries (Director and above position) and who will receive, at the beginning of each Vesting Period, the Grant Letter containing the awarding of the Right to Receive Shares and the Target Number of Shares he/she is entitled to receive if the above mentioned conditions are met.

Claw-back provision

The Participant will be required to return to the Company the shares received if during the two-years period following the date in which he/she received the shares it is proven that that the granting of the shares took place on the basis:

• of manifestly incorrect data (meaning that the Participant is responsible for calculation errors in the determination of the Performance Conditions); or

• of a malicious alteration of the data used for determining whether the Performance Conditions have been satisfied; or

• of achieved Performance Conditions through contrary behavior with regards to law and / or Company regulations (violation of the organization, management and control model and code of ethics or internal procedures of the Company) and / or the PSP Regulation.

The Restricted Share Plan

The RSP provides for the right of the Participants to receive a certain number of ordinary shares of the Company free of any charges, provided that certain conditions - in terms of existence of employment relationship or any other contract or document governing the relationship between the individual Participant and Stevanato Group - are met at the end of each of the three Installment-Vesting Schedule.

Eligibility, Awards, and Administration

Those eligible to participate in the PSP are (i) any employees of either the Company, or any of its Subsidiaries, and/or (ii) any self-employed individuals who work for either the Company, or any of its Subsidiaries, who have been identified from time to time by the Board of Directors of the Company - , based upon the proposal formulated by the Compensation Committee for C-Level roles and by the Chief Executive Officer of the Company for the other Beneficiaries -, as holding a strategic role in either the company, or any of its subsidiaries (Director and above position) and who will receive, at the beginning of each Vesting Period, the Grant Letter containing the awarding of the Right to Receive Shares and the Target Number of Shares he/she is entitled to receive if the above mentioned conditions are met.

In particular, the Award of the Shares to each Participant after verification of the relevant Presence Condition will follow the Vesting Schedule described hereafter:

• I Installment-Vesting Schedule: one-third of the Actual Number of Shares will be awarded the second quarter after the end of the first year of the Vesting Period;

• II Installment-Vesting Schedule: one-third of the Actual Number of Shares will be awarded the second quarter after the end of the second year of the Vesting Period;

• III Installment-Vesting Schedule: one-third of the Actual Number of Shares will be awarded the second quarter after the end of the last year of the Vesting Period.

Claw-back provision

The Participant will be required to return to the Company the shares received if during the two-years period following the date in which he/she received the shares it is proven that that during the Presence Period the Participant adopted a behavior contrary to law and / or Company regulations (violation of the organization, management and control model and code of ethics or internal procedures of the Company).

Rules common to the PSP and the RSP

Good/ Bad leavership

The provisions regarding the termination of the Relationship differ in case the relevant Participant is a Good Leaver or Bad Leaver: in essence, while the good leaver retains the right to receive all or at least a certain number of shares, the bad leaver loses the right to receive the shares.

Good Leaver means any hypothesis in which there is the termination of the Relationship as a result of:

• death, and / or total disability of the Participant.

• voluntary resignation of the Participant, due to retirement.

• the Participant requests to terminate his employment with Stevanato Group as a “Good Leaver” and such termination is authorized by the Board of Directors in its sole discretion.

All cases not listed in the aforesaid Good Leaver list are to be understood as included in the Bad Leaver cases. The Board of Directors, in its sole discretion, can determines that the relevant Participant is not a Bad Leaver.

Extraordinary transactions

In case of extraordinary transactions (such as mergers/pin-offs, transactions involving the Company’s share capital, etc.), the Board of Directors may make all the amendments and additions to PSP/RSP and / or their Regulation considered necessary or appropriate to keep the substantial and economic contents of the PSP/RSP unchanged, within the limits allowed by the applicable legislation in force at the time, including for the PSP the revision of the performance conditions through, inter alia, the revision of the target levels or of the Performance Criteria. The PSP / RSP Regulation may be amended by the Board of Directors at any time, provided that, except for adjustments or amendments permitted or required by the PSP/RSP Regulation, no such amendment, without the written consent of the Participant, will materially adversely affect the rights of the Participant granted by the PSP/RSP Regulation.

Changes to the corporate structure

If during the Vesting Period a Change of Control should occur, the Board of Directors, at its sole discretion, will have the right to award the Participants in advance with the entire number of Shares granted with the Right to Receive Shares, or part of it, and to provide for the early termination of the PSP/RSP with or without consideration.

The Shares may be awarded independently of the actual achievement of the Performance Conditions, only for PSP, and of the Presence Condition for both the PSP and RSP.

Tax treatment of the shares

The tax and social security charges resulting from the assignment of the Right to Receive Shares/awarding of the Shares are borne by the Participants and by the Company in compliance with their respective obligations based on pro tempore existing legislation. Each Participant, throughout the life of the PSP/RSP, is personally responsible for obtaining information relating to the tax and social security treatment of the Shares that he or she is granted and should obtain and rely upon his or her own independent financial and tax advice.

Each Participant is liable for the payment of any social charges, income tax and any other taxes and/or charges he or she owes. He or she is entirely responsible for the consequences that could result from (i) the failure to file a declaration for which he or she is fully responsible, or (ii) filing an incomplete declaration with the tax authorities in the country in which he or she is a resident for tax purposes, or in any other country in which he or she may have tax obligations (especially in the case of mobility or resulting from the Participant’s citizenship).

If as a result of an Award of Shares or ensuing vesting or sale of Shares, the Company is required to act as withholding agent and pay or withhold taxes, social charges, or any other type of dues on behalf of the Participant, the Company will give to the Participant the possibility to pay his or her dues within a specific timeframe, either directly or through the sale of the required number of Shares simultaneously with or shortly following their release in order to use the proceeds to cover tax liabilities ("sell to cover"), to the extent that such sell to cover complies with applicable laws and Company regulations, including without limitation any insider trading laws or regulations; if he or she declines or fails to make such payment or fails to respond, the Company reserves the right to carry out a sale of a sufficient number of Shares to cover the payment of the sums owed with the proceeds derived from this sale to be paid directly to the Company.

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

During 2022, the Board of Directors has been convened n. 8 times.

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

During 2022, the Audit Committee has been convened n. 7 times.

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

During 2022, the Compensation Committee has been convened n. 9 times.

Nomination and Corporate Governance Committee
Although not required under Italian law, on June 16, 2021, we established a nomination and corporate governance committee. This committee consists of Franco Stevanato (as chairman), Madhavan Balachandran, Donald Eugene Morel Jr. and Fabrizio Bonanni.
The Nomination and Corporate Governance Committee is responsible for, among other things:
o
reviewing the structure, size and composition (including the skills, knowledge, experience and diversity) of the board of directors;
o
identifying and appointing independent board of directors candidates to fill independent Board vacancies as and when these arise;
o
keeping under review the leadership needs of the organization, both executive and non-executive, with a view to ensuring the continuing ability of the organization to compete effectively in the marketplace;
o
constantly reviewing corporate governance rules and practices and ensuring that corporate governance codes that apply to the Company are observed;
o
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

During 2022, the Nomination and Corporate Governance Committee has been convened n. 2 times.

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

During 2022, the Business & Strategy Committee has been convened n. 6 times.

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

During 2022, the ESG Committee has been convened n. 4 times.

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

F. DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

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

Unless otherwise indicated below, the address for each beneficial owner listed is Via Molinella, no. 17, Padua, Piombino Dese, Italy.

Beneficial Owner (Name/Address)	Ordinary shares owned	Class A shares owned	Percentage of voting rights
Stevanato Holding S.r.l.(1)	—	230,596,476	95.30%
Stevanato Group S.p.A.	—	30,840,555	—
Directors and Executive Officers:
Sergio Stevanato	—	—	—
Franco Stevanato	—	—	—
Marco Stevanato	—	—	—
Fabiano Nicoletti	—	—	—
Alvise Spinazzi	3,300	—	—
Fabrizio Bonanni(2)	146,633	—	*
Fabio Buttignon	—	—	—
Madhavan Balachandran	58,103	—	*
Donald Jr Eugene Morel	46,069	—	*
William Federici	47,225	—	*
Paola Vezzaro	—	—	—
Franco Moro(3)	81,720	—	*
Marco Dal Lago(3)	61,290	—	*
Mauro Stocchi(3)	585,660	—	*
Paolo Patri(3)	61,290	—	*
Riccardo Butta	—	—	—
All Directors and Executive Officers as a Group (15 persons)	1,091,290	—	*

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

Payment of Service Fees and Rentals

During the years ended December 31, 2020, 2021, and 2022 Ompi of Japan disbursed €349,690.67, €352,340.97, and €312,640.51 respectively, to Winckler & Co., Ltd. in connection with the rental of offices and warehouses and the supply of corporate services. Winckler & Co., Ltd. holds a 49% stake in Ompi of Japan. Although all lease agreements are in force through 2021, the parties to them have been negotiating the insertion of potential fee adjustments in said lease agreements.

Payment of Consultancy Fees

We have an ongoing professional relationship with Studio Legale SAT, pursuant to which Studio Legale SAT provides legal services to the Company from time to time. In connection with these services, we paid €535,902.44, € 578,198.97, and €383,979.83 during the years ended December 31, 2020, 2021, and 2022 respectively, to Studio Legale SAT. Mr. Alvise Spinazzi, member of the board of Stevanato Group, is a Partner of Studio Legale SAT.

Payment of Consultancy Fees

On June 7, 2017, we entered into a consulting agreement with MJB Consultants LLC, pursuant to which we agreed to pay MJB Consultants LLC a fee for consulting and legal services provided to us and our subsidiaries. Pursuant to this agreement, we paid €142,412.77, and €56,791.09 respectively, for the years ended December 31, 2020, and 2021. Mr. Madhavan Balachandran, member of the board of Stevanato Group, is the beneficial owner of MJB Consultants LLC.

Payment of Consultancy Fees

We have a consulting relationship with Progenitor Capital Partners LLC, pursuant to which we pay Progenitor Capital Partners LLC a fee for consulting and legal services provided to us and our subsidiaries. Pursuant to this relationship, we paid €84,215.60 and €67,128.22 respectively, for the years ended December 31, 2020 and 2021. Mr. Don Morel, member of the board of Stevanato Group, is a beneficial owner of Progenitor Capital Partners LLC.

Industrial Rent

In the years 2020, 2021, and 2022 SVM Automatik (a subsidiary of Stevanato Group) disbursed €399,330.37, €410,443.91, and €523.392.08 respectively, to E & FKH Ejendomme ApS in connection with the rental of the plant where SVM Automatik operates. The beneficial owners of E & FKH Ejendomme ApS are family members of a board member in SVM Automatik.

Payments in connection with Rent

For each of 2020, 2021, and 2022 the Company recognized costs for €19,000.00 to SFEM Italia S.r.l. in connection with certain rental installments. SFEM Italia S.r.l. is controlled by Sergio Stevanato, Franco Stevanato and Marco Stevanato, each members of the Stevanato family.

Drug Containment Solutions Revenues

In the years 2020 and 2021 the Group sold Drug Containment Solutions to SwissFillon AG, a Swiss filling company start-up, for a total amount of €790,409.69, and €564,790.40 respectively. Stevanato Group S.p.A. held a 27% stake in SwissFillon AG up to October 22, 2021 when the Company sold this minority interest.

During the fiscal year ended December 31, 2021, and 2022 the Group supplied Drug Containment Solutions to Incog BioPharma Services, Inc. (“Incog”), a U.S. based biopharma services company, for a total amount of €670,635 and €508,937 respectively. Incog is majority owned by SFEM Italia S.r.l..

Donations to Stevanato Foundation

In the years 2020, 2021, and 2022 we made aggregate donations to the Stevanato Foundation of €155,000.00, €180,000.00 and €305,000 respectively. The Stevanato Foundation is a charitable organization entirely owned by the Stevanato Family. The Stevanato Foundation exclusively pursues aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training, as well as cultural and educational activities and scientific research. A key function of the Stevanato Foundation is operating in support of the health, education, and maintenance of children and young people who are in strenuous conditions due to health, financial or other reasons.

Loan in Connection with Stock Grant Plan

On July 16, 2021, the Company disbursed an aggregate of €443,635.82 as loans to Mr. Marco Dal Lago and Mr. Paolo
Patri to facilitate both individuals in paying tax due in respect of income represented by the stocks granted in connection with the 2021-2027 Stock Grant Plan. Mr. Marco Dal Lago is the Chief Financial Officer of the Company
and Mr. Paolo Patri is the Chief Technology Officer of the Company. At the time the loans were made, management believed that these loans were permissible and did not violate Section 13(k) of the Exchange Act. Upon being advised that such loans were impermissible, the two executives repaid such loans in full, after the end of the first quarter 2022. As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that "The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company."

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

ITEM 9. The Offer and Listing

A.
Offer and Listing Details.

Our Shares are listed on the New York Stock Exchange, our principal host market, under the symbol “STVN”.

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

share capital or (ii) income, asset or financial unbalances having certain characteristics.

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

o
at a rate of 4 percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, Euro 1,000,000;
o
at a rate of 6 percent in case of transfers made to relatives to the fourth degree or relatives-in-law to the third degree (in the case of transfers to brothers or sisters, the 6% rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, Euro 100,000); and
o
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

o
banks and other financial institutions;
o
insurance companies;
o
pension plans;
o
cooperatives;
o
regulated investment companies;
o
real estate investment trusts;
o
broker-dealers;
o
traders that elect to use a mark-to-market method of accounting;
o
certain former U.S. citizens or long-term residents;
o
tax-exempt entities (including private foundations);
o
persons holding Shares through individual retirement accounts or other tax-deferred accounts;
o
persons who acquire Shares pursuant to any employee share option or otherwise as compensation;
o
persons who hold Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
o
persons whose functional currency is not the U.S. Dollar;
o
persons who actually or constructively own 10% or more of our stock (by vote or value); and
o
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

o
an individual who is a citizen or resident of the United States;
o
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any political subdivision thereof;
o
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
o
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the trust's substantial decisions, or (ii) the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

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

Distributions

The gross amount of any distributions received by a U.S. Holder on the Shares (including any amounts withheld in respect of Italian withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be includible in the gross income of each U.S. Holder on the day actually or constructively received. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Shares and thereafter generally as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes, however. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in Euros.

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

Dividends on the Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on the Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the U.S. foreign tax credit are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

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

Sale or Other Disposition of Shares

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of Shares in an amount equal to the difference between the amount realized on the disposition (or, if the amount realized is denominated in a foreign currency, the U.S. Dollar equivalent thereof, generally determined by reference to the spot rate of exchange on the date of disposition) and the holder’s adjusted tax basis in such Shares. Any such gain or loss will generally be long-term capital gain or loss if the holder’s holding period for the Shares exceeds one year at the time of disposition and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Individuals who are U.S. Holders will generally be subject to U.S. federal income tax on net long-term capital gains at a lower rate than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the tax consequences to them if a foreign tax is imposed on their disposition of Shares, including the availability of the foreign tax credit in their particular circumstances.

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

Based on our income and assets, and the value of our Shares, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022 and we do not expect to become a PFIC for the current taxable year or in any future taxable year. PFIC status is a factual determination, however, and must be made annually after the close of each taxable year, on the basis of the composition of our income and assets. Therefore, there can be no assurance that we were not classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022, or will not be classified as a PFIC for U.S. federal income tax purposes for the current taxable year or in any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. Holder receives and any gain that the U.S. Holder realizes from a sale or other disposition (including a pledge) of its Shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder on Shares in a taxable year that exceed 125% of the average annual distributions on the Shares that the U.S. Holder received in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares, will be treated as an excess distribution. Under these special tax rules:

o
the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for the Shares;
o
amounts allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be subject to tax as ordinary income; and
o
amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Shares and any of our non-U.S. subsidiaries are also PFICs, the U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Certain elections may be available that would result in alternative treatments, such as mark-to-market treatment, of the Shares. Each U.S. Holder should consult its tax adviser as to whether a mark-to-market election is available or advisable with respect to the Shares. Because, as a technical matter, however, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes. We do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election, which, if available, would result in tax treatment different from the general tax treatment for PFICs discussed above. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements.

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

I. Subsidiary Information

Not applicable.

J. ANNUAL REPORT TO SECURITY HOLDERS

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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

Material Modifications to the Rights of Security Holders

None.

Use of proceeds

See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Management’s annual report on internal control over financial reporting

Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaing adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with the IFRS and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the IFRS, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the criteria established in "Internal Control--Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registererd Public Accounting Firm

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting for as long as we are an EGC pursuant to the JOBS Act.

Changes in internal control over financial reporting

No change to our internal control over financial reporting occurred during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code of Ethics

Our Code of Business Conduct and Ethics is a code of ethics within the meaning of Item 406(b) of Regulation S-K of the Exchange Act and covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. Our Code of Business Conduct and Ethics is available in the Investor Relations section of our website at www.stevanatogroup.com.

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

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm (EY S.p.A.) for the last two fiscal years. The fees were billed in € for the fiscal year ended December 31, 2022 and 2021 respectively.

	For the Year ended December 31,
	2022	2021
Audit Fees	1,033,529	1,694,170
Audit-Related Fees	7,000	—
Tax Fees	—	—
All Other Fees	—	—
Total	1,040,529	1,694,170

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

Audit-Related Fees

Audit fees consist of the aggregate fee earned by Ernst & Young Entities for agreed-upon procedures on the report included in the application for compensation of tariffs for operating the system.

Tax Fees

None.

All Other Fees

None.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

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

ITEM 16H. Mine Safety Disclosure

None.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

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

4.5	Form of Registration Rights Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.6	Form of Indemnification Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.7**	Form of Restricted Stock Grant Plan (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.8*	Stock Grant Plan 2021 - 2027 Regulation
4.9*	Performance Shares Plan Regulation
4.10*	Restricted Shares Plan Regulation
8.1	List of significant subsidiaries of Stevanato Group S.p.A. (incorporated into this Form 20-F/A by reference to Stevanato Group S.p.A.’s Form 20-F filed March 8, 2022).
11.1	Form of Code of Ethics (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1/A filed July 7, 2021).
12.1*	Certification of Franco Moro filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of Marco dal Lago filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of Franco Moro furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Marco Dal Lago furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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
Date: March 2, 2023

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF STEVANATO GROUP S.P.A.

Consolidated Financial Statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Stevanato Group S.p.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Stevanato Group S.p.A. (the Company) as of December 31, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Treviso, Italy

March 2, 2023

Stevanato Group S.p.A.

Consolidated income statement

for the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
		(EUR thousand)
	Notes
Revenue	6	983,680	843,920	662,037
Cost of sales	7	663,879	578,515	467,861
Gross Profit		319,801	265,405	194,176

Other operating income	8	18,850	9,386	5,230
Selling and Marketing expenses	9	26,086	20,448	20,044
Research and Development expenses	9	34,387	29,616	17,390
General and Administrative expenses	9	85,747	62,502	58,863
Operating Profit		192,431	162,225	103,109

Finance income	11	25,050	21,709	14,926
Finance expense	12	29,840	18,808	21,848
Share of profit of an associate	11	—	547	92
Profit Before Tax		187,641	165,673	96,279

Income taxes	14	44,625	31,404	17,682
Net Profit		143,016	134,269	78,597

Net Profit attributable to:
Equity holders of the parent		142,849	134,321	78,513
Non-controlling interests	36	167	(52)	84
		143,016	134,269	78,597

Earnings per share
Basic earnings per common share (in EUR)	15	0.54	0.53	0.33
Diluted earnings per common share (in EUR)	15	0.54	0.53	0.33

Stevanato Group S.p.A.

Consolidated statement of comprehensive income

for the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
		(EUR thousand)
	Notes
Net Profit		143,016	134,269	78,597

Gains/(losses) from remeasurement of employee defined benefit plans	30	842	(151)	(145)
Gains/(losses) from remeasurement of the agent termination plan	31	64	55	(22)
Tax effect relating to those components of OCI	14	(236)	26	15
Other comprehensive income (loss) that will not be classified subsequently to profit or loss		670	(70)	(152)

Exchange difference on translation of foreign operations	26	7,098	12,243	(22,589)
Changes in the fair value of cash flow hedging instruments	29	8,747	2,721	(722)
Changes in the time value element - cost of hedge	29	(235)	—	—
Tax effect relating to those components of OCI	14	(2,043)	(653)	173
Other comprehensive income (loss) that will be classified subsequently to profit or loss		13,567	14,311	(23,138)

Total other comprehensive income (loss), net of tax		14,237	14,241	(23,290)

Total Comprehensive Income		157,253	148,510	55,307

Attributable to:
Equity holders of the parent		157,058	148,550	55,232
Non-controlling interests		195	(40)	75
		157,253	148,510	55,307

Stevanato Group S.p.A.

Consolidated statement of financial position

at December 31, 2022 and 2021

		At December 31	At December 31
		2022	2021
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill	16	47,243	47,243
Other intangible assets	17	32,158	31,928
Right of Use assets	35	19,289	22,690
Property, plant and equipment	18	641,402	392,717
Financial assets - investments FVTPL	19	782	1,084
Other non-current financial assets	20	3,839	1,334
Deferred tax assets	14	69,210	55,877
		813,923	552,873
Current assets
Inventories	21	213,254	148,917
Contract assets	22	103,417	62,133
Trade receivables	22	212,734	165,259
Other current financial assets	20	33,602	27,217
Tax receivables	23	21,018	25,063
Other receivables	24	33,010	26,341
Cash and cash equivalents	25	228,740	411,039
		845,775	865,969
Total assets		1,659,698	1,418,842
Equity and liabilities
Equity
Share capital	26	21,698	21,698
Reserves and Retained Earnings	26	831,583	686,055
Net profit attributable to equity holders of the parent	26	142,849	134,321
Equity attributable to equity holders of the parent		996,130	842,074
Non-controlling interests	36	(220)	(415)
Total equity		995,910	841,659

Non-current liabilities
Non-current financial liabilities	28, 35	148,407	202,296
Employees Benefits	30	8,315	11,853
Provisions	31	5,552	3,499
Deferred tax liabilities	14	20,952	19,105
Other non-current liabilities	32	18,060	1,808
		201,286	238,561
Current liabilities
Current financial liabilities	28, 35	70,754	46,195
Trade payables	33	239,179	164,787
Contract Liabilities	34	14,847	18,771
Advances from customers	34	26,568	23,616
Tax payables	23	41,655	19,440
Other liabilities	33	69,499	65,813
		462,502	338,622
Total liabilities		663,788	577,183
Total equity and liabilities		1,659,698	1,418,842

Stevanato Group S.p.A.

Consolidated statement of changes in equity

for the years ended December 31, 2022, 2021 and 2020

	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2022		21,698	389,312	(27,740)	(1,277)	—	(745)	(22,680)	483,506	842,074	(415)	841,659
Other comprehensive income	26	—	—	—	6,648	(179)	671	7,069	—	14,209	28	14,237
Net profit		—	—	—	—	—	—	—	142,849	142,849	167	143,016
Total comprehensive income		—	—	—	6,648	(179)	671	7,069	142,849	157,058	195	157,253
Dividends	27	—	—	—	—	—	—	—	(13,500)	(13,500)	—	(13,500)
Share-based incentive plans	26	—	—	—	—	—	—	—	10,498	10,498	—	10,498
Total effects		—	—	—	—	—	—	—	(3,002)	(3,002)	—	(3,002)
At December 31, 2022		21,698	389,312	(27,740)	5,371	(179)	(74)	(15,611)	623,353	996,130	(220)	995,910

The accompanying notes are an integral part of the Consolidated Financial Statements

	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2021		20,002	—	(26,189)	(3,345)	(675)	(34,911)	355,613	310,495	(355)	310,140
Other comprehensive income	26	—	—	—	2,068	(70)	12,231		14,229	12	14,241
Net profit		—	—		—	—	—	134,321	134,321	(52)	134,269
Total comprehensive income		—	—	—	2,068	(70)	12,231	134,321	148,550	(40)	148,510
Dividends	27	—	—	—	—	—	—	(11,200)	(11,200)	—	(11,200)
Capital increase	26	1,696	410,563	—	—	—	—	—	412,259	—	412,259
Transaction costs on capital increase	26	—	(27,962)	—	—	—	—	—	(27,962)	—	(27,962)
Taxes relating to capital increase costs	26	—	6,711	—	—	—	—	—	6,711	—	6,711
Other		—	—	(1,551)	—	—	—	4,772	3,221	(20)	3,201
Total effects		1,696	389,312	(1,551)	—	—	—	(6,428)	383,029	(20)	383,009
At December 31, 2021		21,698	389,312	(27,740)	(1,277)	(745)	(22,680)	483,506	842,074	(415)	841,659

The accompanying notes are an integral part of the Consolidated Financial Statements

	Notes	Share capital	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2020		20,002	(26,189)	(2,796)	(523)	(12,331)	287,327	265,490	(50)	265,439
Other comprehensive income	26	—	—	(549)	(152)	(22,580)	—	(23,281)	(9)	(23,290)
Net profit		—	—	—	—	—	78,513	78,513	84	78,597
Total comprehensive income		—	—	(549)	(152)	(22,580)	78,513	55,232	75	55,307
Dividends	27	—	—	—	—	—	(8,900)	(8,900)	—	(8,900)
Acquisition of non-controlling interests	26	—	—	—	—	—	(1,381)	(1,381)	(379)	(1,760)
Other		—	—	—	—	—	54	54	—	54
Total effects		—	—	—	—	—	(10,227)	(10,227)	(379)	(10,606)
At December 31, 2020		20,002	(26,189)	(3,345)	(675)	(34,911)	355,613	310,495	(355)	310,140

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of cash flows

for the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
		(EUR thousand)
	Notes
Operating activities
Profit before tax		187,641	165,673	96,279
Adjustments:
Depreciation and impairment of property, plant and equipment	10	50,382	42,676	41,363
Amortization of intangible assets and Right of Use	10	14,441	13,706	12,740
Allowance for doubtful accounts	22	(788)	(1,291)	341
Net finance expense/ (income)		9,874	(1,239)	4,885
Share of profit or loss of associated companies		—	(547)	—
(Gain)/Loss from the disposal of non-current assets		(126)	(579)	—
Change in other provisions and in employee benefits		(8,984)	(7,130)	(9,072)
Other non-cash expenses, net		(2,886)	(3,382)	(388)
Working capital changes:
- inventories and contract assets		(107,367)	(31,204)	(15,603)
- trade receivables and other assets		(46,424)	(54,765)	(3,631)
- trade payables, contract liabilities, advances and other liabilities		36,052	44,337	52,412
Interest paid		(3,466)	(4,388)	(5,368)
Interest received		752	624	684
Income tax paid		(25,789)	(29,155)	(18,986)
Cash Flow from operating activities		103,312	133,336	155,656
Cash Flow from investing activities
Purchase of property, plant and equipment		(235,029)	(107,691)	(89,565)
Proceeds from sale of property plant and equipment		146	1,169	15
Purchase of intangible assets		(8,098)	(5,489)	(6,439)
Proceeds from sale of associated companies		—	14,812	—
Investment in financial assets		31	773	(100)
Net cash flows used in investing activities		(242,950)	(96,426)	(96,089)
Cash Flow from financing activities
Net proceeds from IPO	25	—	380,090	—
Acquisition of non-controlling interests		—	—	(539)
Payment of financial payables for shares acquisition		—	(8,221)	—
Dividends paid	27	(13,500)	(11,200)	(8,900)
Payment of principal portion of lease liabilities		(6,595)	(6,498)	(5,906)
Proceed from loans		13,207	8,050	51,911
Repayments of loans		(37,648)	(121,729)	(63,083)
Decrease in other current financial activities		—	14,355	—
Net cash flows from/(used in) financing activities		(44,536)	254,847	(26,517)

Net change in cash and cash equivalents		(184,174)	291,757	33,050
Net foreign exchange difference		1,875	3,683	(2,837)
Cash and cash equivalents at January 1		411,039	115,599	85,386
Cash and cash equivalents at December 31		228,740	411,039	115,599

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

The Group has nine production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), five plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and United States) and two commercial offices (in Japan and the United States). Further, on October 4, 2021, the Group announced the start of construction of a new facility in Fishers, Indiana, United States. The Group is also continuing investment to expand production facilities in China, in Latina, Italy, and in Piombino Dese, Italy, where construction on a new building is nearing completion. The global footprint allows to sell products and provide services in more than 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 78.03% of its share capital.

On July 16, 2021 Stevanato Group began trading on the New York Stock Exchange under the symbol STVN.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements comprised the financial statements of the Company and its subsidiaries as at December 31, 2021 and 2022, and for the years ended December 31, 2022, 2021 and 2020. The consolidated financial statements were authorized for issuance by resolution of the Board of Directors on March 1, 2023.

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

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,
		2022	2022	2021	2021	2020	2020
CHINA	CNY	7.0788	7.3582	7.6282	7.1947	7.8747	8.0225
UNITED STATES	USD	1.0530	1.0666	1.1827	1.1326	1.1422	1.2271
MEXICO	MXN	21.1869	20.8560	23.9852	23.1438	24.5194	24.4160
DENMARK	DKK	7.4396	7.4365	7.4370	7.4364	7.4542	7.4409
BRAZIL	BRL	5.4399	5.6386	6.3779	6.3101	5.8943	6.3735
SWITZERLAND	CHF	1.0047	0.9847	1.0811	1.0331	1.0705	1.0802
JAPAN	JPY	138.0274	140.6600	129.8767	130.3800	121.8458	126.4900

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

Recognition of revenue

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

Revenue from the sale of products in the Biopharmaceutical and Diagnostic Solution segment

Revenue from the sale of products in the Biopharmaceutical and Diagnostic Solution segment is mainly recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the products at the customer’s location and generally considering applicable Incoterms.

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

Revenue from the sale of products in the Engineering segment

Revenue from the sale of products in the Engineering segment is recognized at the point in time or over the time, accordingly to terms and conditions of the customer’s contract.

The Group recognizes revenue from customer-specific construction contracts of the engineering system division over the time as the performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

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

Engineering’s revenue also include after-sales services, those mainly consists in the supply of spare parts to customers for machinery and equipment sold, other than maintenance activity on the machines sold. Such revenue is recognized at a point in time.

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

Costs to obtain a contract

According to IFRS 15 the Group recognizes incremental costs of obtaining a contract as an asset if the required criteria are met. Any capitalized contract costs assets is amortized on a systematic basis that is consistent with the entity’s transfer of the related goods or services to the customer.

The Group present these costs in the statement of financial position as a separate class of intangible asset, with the amortization in the same line item as amortization of intangible assets within the scope of IAS 38 - Intangible Assets.

Capitalized contract costs are subject to an impairment assessment at the end of each reporting period. Impairment losses are recognized in profit or loss.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

The Group has elected to present the grant in the statement of financial position as other liability, which is recognized in profit or loss on a systematic and rational basis over the useful life of the asset.

The Group has chosen to present grants related to an expense item as other operating income in the statement of profit or loss.

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

Transaction costs for Listing fees

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

Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenue and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments, for the Italian components of the Group only. IRAP is applied on the tax base at 3.9% for the years ended December 31, 2021 and December 31, 2022.

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

Any uncertainty regarding tax treatments is considered in the tax calculation in accordance with the requirements in IFRIC 23 - Uncertainty over Income Tax Treatments whereby an entity considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group concludes that the position is not probable of being accepted, the effect of uncertainty is reflected in the income taxes.

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

Derivatives

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

The Group designates only the spot element of forward contracts as a hedging instrument, forward points are formally excluded from the hedging relationship and accounted as cost of hedging. The forward element is recognized in OCI and accumulated in a separate component of equity under Cost of Hedging Reserve.

Impairment of non-financial assets

The Group tests whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. If it is not possible to estimate the recoverable amount of an individual asset, the Group assesses whether the cash-generating unit to which it belongs is impaired. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

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

Stock Grant Plan

The Group recognizes incentives made up of a stock grant plan to certain senior management members and beneficiaries who hold key positions in the Group. The stock grant plan is a type of equity-settled plan, where the beneficiary is entitled to receive shares of Stevanato Group S.p.A. at the beginning of the vesting period, in case of "initial beneficiaries" as defined in Note 30, or at the end of the relevant vesting period, in case of "new beneficiaries". In case the targets provided for the vesting period in relation to which the shares are assigned should not be totally or partially achieved, the "initial beneficiaries" are bound to re-sell the shares to Stevanato Group S.p.A. at a determined price. In the event of certain over-performances to the defined financial targets, the "initial beneficiaries" will be granted, free of charge an additional number of Stevanato Group S.p.A. shares related to that vesting period in which the targets were exceeded. With reference to "new beneficiaries" the effectiveness of the rights attributed to each of them is conditional upon the verification by the Stevanato Group's administrative body of the degree of achievement of the performance target provided in relation to the vesting period.

The value corresponding to the consideration that Stevanato Group S.p.A. has to pay in case of re-purchase of the shares from the "initial beneficiaries" is recorded on the income statement among personnel costs at the grant date and a liability for employee benefits is recognized. For the "equity settled" performance plan, the fair value is recorded on the income statement among personnel costs over the period between the assignment date and the expiry date (vesting period), and a reserve of shareholder’s equity is recoginzed. Fair value is determined at the assignment date, reflecting the market conditions prevailing at the date in question.

At each reporting date, the Group revises the assumptions about the number of shares expected to be accrued and recognizes the effect of any change in the estimate to the income statement, adjusting the corresponding equity reserve.

Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.

That cost is recognized in employee benefits expense, together with a corresponding increase in a reserve of shareholder’s equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

In preparing the Consolidated Financial Statements, management has considered the impact of climate change in the context of the disclosures. These considerations did not have a material impact on the financial reporting judgements and estimates, consistent with the assessment that climate change is not expected to have a significant impact on the Group’s going concern assessment.

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

Recoverable amount of goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units on which it is allocated and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash-generating units, including a sensitivity analysis, are detailed in the Note 16.

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

Income tax expense (current and deferred)

The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. Calculation of taxes on a global scale requires the use of estimates and assumptions based on the information available at the balance sheet date. The deferred tax assets realization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carried forwards can be utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

3. Changes in accounting policies and disclosures

New accounting standards

The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented, with the exception of the new standards and interpretations that are effective for reporting periods beginning on January 1, 2022, described below.

New endorsed standards, amendments and interpretations

The Group adopted the following amendments and interpretations and effective for annual periods beginning on January 1, 2022 but did not require changes to accounting policies or retrospective adjustments.

-
Amendments to IFRS 3 - Reference to the Conceptual Framework,
-
Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use,
-
Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract.

Amendments to IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued Amendments to IFRS 3 - Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 - Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The amendments did not have a material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments did not have a material impact on the Group.

Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and Administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments did not have a material impact on the Group.

New standards, amendments and interpretations not yet effective

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (the “2020 amendments”). The 2020 amendments clarified aspects of how entities classify liabilities as current or non-current; especially how an entity assesses whether it has the right to defer settlement of a liability when that right is subject to compliance with specified conditions within twelve months after the reporting period.

In July 2020, due to the Covid pandemic the IASB issued Classification of Liabilities as Current or Non-current – Deferral of Effective Date which deferred the application date of the 2020 amendments to annual reporting periods starting on or after January 1, 2023.

In December 2020, after informal feedback and enquiries received from stakeholders, the IFRS Interpretations Committee issued a tentative agenda decision clarifying how the 2020 amendments where to be applied for liabilities with covenants in particular fact patterns. Respondents to the tentative agenda decision raised concerns about the outcomes and potential consequences of the 2020 amendments in some situations (e.g., when covenants are negotiated that will have to be complied with after the reporting period end due to seasonality reasons). The IFRS Interpretation Committee reported this feedback to the IASB, highlighting new information (e.g. the seasonality issue) that the IASB had not considered when developing the 2020 amendments.

In October 2022, after having issued its Exposure Draft ED/2021/9 Non-current Liabilities with Covenants in November 2021, the IASB issued Amendments to IAS 1: Non-current Liabilities with Covenants which amended parts of the 2020 amendments with the aim to improve the information an entity provides when it has the right to defer settlement of a liability arising from a loan arrangement for at least twelve months subject to compliance with covenants, in addition to addressing concerns about the classification of such liabilities as current or non-current.

The Amendments provide enhanced clarity relating to the issue of settlement by adding new guidance in IAS 1. The Amendments provide enhanced guidance on the interpretation of right to defer by amending existing requirements and adding guidance in IAS 1. The Amendments also provide enhanced information for users by requiring disclosures about the existing covenants and facts and circumstances, if any that indicate the entity may have difficulty complying with covenants.

Applying the Amendments an entity shall:

(a) classify a liability as current, when one or more of the criteria in paragraph 69(a) to (c) of IAS 1 is met or, when it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period (see paragraph 69(d) of IAS 1);

(b) classify a liability as current or non-current unaffected by management’s intent or expectations about whether the entity will exercise its right to defer settlement (guidance in new paragraphs 75A of IAS 1);

(c) apply enhanced guidance on the notion of settlement (guidance in new paragraphs 76A and 76B of IAS 1);

(d) apply new guidance in paragraphs 72A and 72B of IAS 1, partly amended guidance in paragraphs 73 and 74 of IAS 1 and the guidance in paragraph 75 of IAS 1 when considering whether it has the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. A short description of the content of the new and amended requirements is that an entity considers the covenant in a loan arrangement if the entity is required to comply with the covenant on or before the end of the reporting period, and does not consider the covenant in a loan arrangement if the entity is only required to comply with the covenant based on facts and circumstances after the reporting period;

(e) provide certain disclosures when it has classified a liability arising from a loan arrangement as non-current and the right is subject to the entity complying with covenants within twelve months after the reporting period (requirements in new paragraph 76ZA of IAS 1);

(f) apply enhanced guidance (in amended paragraph 76 of IAS 1) on disclosures in case of non-adjusting events in accordance with IAS 10 Events after the reporting period.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted. If an entity decides to apply early any parts of the Amendments, then the entity has to disclose that fact and has to early apply all of the Amendments from the same date. An entity applies the Amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

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

4. Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2022 and 2021 is as follows:

Subsidiaries

The consolidated financial statements of the Group include the following list of company directly or indirectly controlled:

					% equity interest
Name	Segment	Description	Country of incorporation	Type of control	2022	2021
Nuova Ompi S.r.l.	Biopharmaceutical	Production of drug containment solutionss and development of integrated solutions for the pharmaceutical industry	Italy	Direct	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	Direct	100%	100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	Direct	100%	100%
Medical Glass a.s.	Biopharmaceutical	Production of drug containment solutions	Slovakia	Indirect	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical	Service company	Mexico	Indirect	100%	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical	Production of drug	Mexico	Direct	30.76%	30.76%
		containment solutions		Indirect	69.24%	69.24%
Ompi of America inc.	Biopharmaceutical	Sale of drug containment solutions and analytical services	USA	Direct	83.73%	0%
				Indirect	16.27%	100%
Ompi do Brasil I. e C. de	Biopharmaceutical	Production of drug	Brazil	Direct	79%	79%
Em. Far. Ltda		containment solutions		Indirect	21%	21%
Innoscan A/S	Engineering	Production plant and machinery	Denmark	Indirect	—	100%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical	Production of drug containment solutions	China	Indirect	100%	100%
SVM Automatik A/S	Engineering	Production plant and machinery	Denmark	Indirect	100%	100%
Medirio SA	Biopharmaceutical	Research and development	Switzerland	Indirect	100%	100%
Balda Medical Gmbh	Biopharmaceutical	Production of in-vitro diagnostic solutions	Germany	Direct	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical	Production of in-vitro diagnostic solutions	USA	Indirect	100%	100%
Balda Precision Inc.	Biopharmaceutical	Production metal components	USA	Indirect	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical	Sale of drug containment solutions	Japan	Direct	51%	51%

The scope of consolidation as at December 31, 2022 is essentially unchanged compared to December 31, 2021. On December 31, 2022, the extraordinary shareholders' meetings held at the Innoscan A/S and SVM Automatik A/S approved the merger of the non-surviving company Innoscan A/S into the surviving company SVM Automatik A/S. The transaction is effective for accounting purposes as of January 1, 2022.

Non-controlling interests

The non-controlling interests as at December 31, 2022 and 2021 and the net profit attributable to non-controlling interests for the years ended December 31, 2021 and 2022 relate to Ompi of Japan Co., Ltd. and Medical Glass a.s.. For further details refer to Note 36.

5. Segment Information

Stevanato Group business operations are organized into two reportable segments, based on their specific products and services:

-
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables;
-
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting).

In 2022, Stevanato Group generated 81% of total sales from the Biopharmaceutical and Diagnostic Solutions segment (82% in 2021), and 19% from the Engineering segment (18% in 2021).

The Biopharmaceutical and Diagnostic Solutions Segment deals mainly with the design and production of glass containers and packaging solutions, based on sophisticated technical and industrial processes. The production of Drug Containment Solutions (DCS) accounts for more than 50% of total sales and represents the Group's core business. The glass manufacturing process multiplies complex and requires sophisticated industrial processes, to form, treat, inspect and package drug containment and delivery products. The critical phases of Stevanato Group's business model are managed internally while only the production of glass tubes (which serve as the starting point of the internal production process) and the sterilization process for the final products are outsourced to a trusted network of third parties’ suppliers. Drug Containment Solutions includes ampoules, vials, ready-to-fill containers, cartridges and pre-fillable syringes.

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

Stevanato Group also provides analytical services and regulatory support exclusively to its customers, as ancillary services to the supply of DCS. Stevanato Group's analytical testing facilities in Piombino Dese, Italy, and Boston, Massachusetts, focus on investigating the physiochemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and the drugs they will contain. The Analytical Services provided include chemical analysis, surface characterization, container performance and interaction, testing on drug delivery systems and customized testing based on the specific need of each client.

The Engineering Segment designs, develops and produces equipment and machinery for both in-house use and the sale to customers (which includes some of Stevanato Group's competitors). Stevanato Group is driving continuous technological advancements so that its equipment can consistently meet the client's stringent specification requirements. The Group assembles equipment and machinery and develops the software necessary for its functioning beyond working closely with the customers to install the machinery and equipment in their production sites, ensuring they are correctly calibrated and properly functioning. Engineering products include glass converting machinery, visual inspection machinery, assembly platforms, secondary packaging machinery. The after-sales services, mainly consists in the provision of spare parts for our machinery and equipment other than maintenance activity on the machines sold.

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

	As at and for the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	799,652	184,028	983,680	—	983,680
Inter-Segment	1,585	115,472	117,057	(117,057)	—
Total Revenue	801,237	299,500	1,100,737	(117,057)	983,680
Cost of Sales	526,370	234,826	761,196	(97,317)	663,879
Gross Profit	274,867	64,674	339,541	(19,740)	319,801

Other operating income	18,985	13	18,998	(148)	18,850
Selling and Marketing expenses	12,287	2,430	14,717	11,369	26,086
Research and Development expenses	25,169	6,542	31,711	2,676	34,387
General and Administrative expenses	73,816	14,431	88,247	(2,500)	85,747
Operating Profit	182,580	41,284	223,864	(31,433)	192,431

Total assets	1,259,124	370,851	1,629,975	29,723	1,659,698
Total liabilities	511,022	256,835	767,857	(104,069)	663,788

	As at and for the year ended December 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	694,038	149,882	843,920	—	843,920
Inter-Segment	1,134	68,979	70,113	(70,113)	—
Total Revenue	695,172	218,861	914,033	(70,113)	843,920
Cost of Sales	465,304	176,604	641,908	(63,393)	578,515
Gross Profit	229,868	42,257	272,125	(6,720)	265,405

Other operating income	9,386	—	9,386	—	9,386
Selling and Marketing expenses	7,736	3,196	10,932	9,516	20,448
Research and Development expenses	23,467	4,263	27,730	1,886	29,616
General and Administrative expenses	58,996	11,898	70,894	(8,392)	62,502
Operating Profit	149,055	22,900	171,955	(9,730)	162,225

Total assets	885,733	253,767	1,139,500	279,342	1,418,842
Total liabilities	335,919	163,661	499,580	77,603	577,183

	As at and for the year ended December 31, 2020
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	564,931	97,106	662,037	—	662,037
Inter-Segment	1,096	56,327	57,423	(57,423)	—
Total Revenue	566,027	153,433	719,460	(57,423)	662,037
Cost of Sales	398,411	121,332	519,743	(51,882)	467,861
Gross Profit	167,616	32,101	199,717	(5,541)	194,176

Other operating income	5,193	31	5,224	7	5,230
Selling and Marketing expenses	9,762	2,842	12,604	7,440	20,044
Research and Development expenses	12,080	3,056	15,136	2,254	17,390
General and Administrative expenses	48,324	9,641	57,965	899	58,863
Operating Profit	102,643	16,593	119,236	(16,127)	103,109

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the Engineering’s equipment to the Biopharmaceutical and Diagnostic Solutions.

The reconciliation from total segments Operating Profit to consolidated Profit Before Tax is as follows:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Segments Operating Profit	223,864	171,955	119,236
Finance income	25,050	21,709	14,926
Finance expense	29,840	18,808	21,848
Share of profit of an associate	—	547	92
Inter-segment elimination	(31,433)	(9,730)	(16,127)
Profit Before Tax	187,641	165,673	96,279

For the years ended December 31, 2022, 2021 and 2020, no external customer exceeds 10% of group’s revenue.

Year ended December 31, 2022, versus year ended December 31, 2021:

For the year ended December 31, 2022 revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increases by 15.3% (EUR 106,065 thousand) mainly driven by increased revenue from premium priced, high-value solutions and the positive effect of forex of EUR 26,961 thousand. Gross profit margin of this segment increases from 33.1% in 2021 to 34.3% in 2022 due to the shift of revenue towards more accretive high value solutions. Biopharmaceutical and Diagnostic Solutions segment operating profit margin increases from 21.4% for the year ended December 31, 2021 to 22.8% for the year ended December 31, 2022.

For the year ended December 31, 2022, Engineering Segment revenue increases by EUR 80,639 thousand or 36.8% primarily as a result of a steep increase in the inter-segment revenue to support the build out of the Group’s global capacity expansion and solid growth from external customers across all business lines including after-sales.

Year ended December 31, 2021, versus year ended December 31, 2020:

Revenue increase by 22.8% (EUR 129,145 thousand) in Biopharmaceutical and Diagnostic Solutions segment is due both to the increase in sales volume of premium priced high-value solutions and to a general increase in demand for the other containment and delivery solutions, partially due to the COVID-19 impact on our industry. Gross profit margin of this segment increases from 29.6% in 2020 to 33.1% in 2021 due to the shift of revenue towards more accretive high value solutions and increased production efficiencies. Biopharmaceutical and Diagnostic Solutions segment operating profit margin increases from 18.1% for the year ended December 31, 2020 to 21.4% for the year ended December 31, 2021.

With reference to Engineering segment, the EUR 65,428 thousand increase in revenue (42.6%) is mainly due to the growth in all business lines of the segment, glass converting, visual inspection machinery, assembly platforms and packaging machinery sales, as well as after sales services. Engineering gross profit margin decreases to 19.3% in 2021 from 20.9% in 2020 which was bolstered by highly accretive short-term projects that were completed under accelerated timeframes in the last quarter of the year. Engineering segment operating profit margin decreases from 10.8% for the year ended December 31, 2020 to 10.5% for the year ended December 31, 2021.

Unallocated assets increase from EUR 2,396 thousand to EUR 279,342 thousand mainly due to the proceeds from IPO received by Stevanato Group S.p.A. For further detail refer to Note 25. Unallocated liabilities decrease from EUR 217,890 thousand to EUR 77,603 thousand mainly due to the decrease in employee benefits liabilities following the early termination of the 2012-2021 and 2018-2022 incentive plans and the decrease in financial liabilities following the early repayment of the existing floating rate bank loans by Stevanato Group S.p.A.. For further details refer to Note 30 and Note 28 respectively.

6. Revenue from contract with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenue from high-value solutions	293,229	—	293,229
Revenue from other containment and delivery solutions	506,423	—	506,423
Revenue from engineering	—	184,028	184,028
Total revenue from contracts with customers	799,652	184,028	983,680

Geographical markets
EMEA	502,066	97,646	599,712
APAC	70,332	29,930	100,262
North America	198,153	52,685	250,838
South America	29,101	3,767	32,868
Total revenue from contracts with customers	799,652	184,028	983,680

Timing of revenue recognition
Goods and services transferred at a point in time	780,903	17,179	798,082
Goods and services transferred over time	18,749	166,849	185,598
Total revenue from contracts with customers	799,652	184,028	983,680

	For the year ended December 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenue from high-value solutions	207,815	—	207,815
Revenue from other containment and delivery solutions	486,223	—	486,223
Revenue from engineering	—	149,882	149,882
Total revenue from contracts with customers	694,038	149,882	843,920

Geographical markets
EMEA	415,489	77,985	493,474
APAC	79,463	38,284	117,747
North America	175,231	31,730	206,961
South America	23,855	1,883	25,738
Total revenue from contracts with customers	694,038	149,882	843,920

Timing of revenue recognition
Goods and services transferred at a point in time	667,717	35,477	703,194
Goods and services transferred over time	26,321	114,405	140,726
Total revenue from contracts with customers	694,038	149,882	843,920

	For the year ended December 31, 2020
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenue from high-value solutions	146,332	—	146,332
Revenue from other containment and delivery solutions	418,599	—	418,599
Revenue from engineering	—	97,106	97,106
Total revenue from contracts with customers	564,931	97,106	662,037

Geographical markets
EMEA	338,564	59,575	398,139
APAC	54,433	12,702	67,135
North America	151,418	23,501	174,919
South America	20,516	1,328	21,844
Total revenue from contracts with customers	564,931	97,106	662,037

Timing of revenue recognition
Goods and services transferred at a point in time	553,789	38,417	592,207
Goods and services transferred over time	11,142	58,689	69,830
Total revenue from contracts with customers	564,931	97,106	662,037

The Group revenue are divided into two main segments:

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

Consolidated revenue at current exchange rates increase by EUR 139,760 thousand, or 16.6%, to EUR 983,680 thousand for the year ended December 31, 2022, compared to EUR 843,920 thousand for the year ended December 31, 2021, which in turn increase by EUR 181,883 thousand, or 27.5%, compared to EUR 662,037 thousand for the year ended December 31, 2020. Currency movements, mainly in USD, had a positive impact in 2022. Excluding this effect, consolidated revenue at constant currency exchange rates increase by 13.4% for the year ended December 31, 2022.

With reference to Biopharmaceutical and Diagnostic Solutions segment, revenue from high-value solutions increases by EUR 61,483 thousand, or 42.0% to EUR 207,815 thousand for the year ended December 31, 2021, compared to EUR 146,332 thousand for the year ended December 31, 2020; revenue on high-value solutions further increases by EUR 85,414 thousand or 41.1% to EUR 293,229 thousand for the year ended December 31, 2022. Revenue in other containment and delivery solutions increases by EUR 67,624 thousand, or 16.2%, from EUR 418,599 thousand for the year ended December 31, 2020 to EUR 486,223 thousand for the year ended December 31, 2021 and by further EUR 20,200 thousand, or 4.2%, to EUR 506,423 thousand for the year ended December 31, 2022.

Engineering segment revenue from contracts with external customers increases by EUR 52,776 thousand, or 54.3%, to EUR 149,882 thousand for the year ended December 31, 2021 compared to EUR 97,106 thousand for the year ended December 31, 2020; revenue further increases by EUR 34,146 thousand, or 22.8%, to EUR 184,028 thousand for the year ended December 31, 2022 driven by higher sales to external customers across all business lines, including visual inspection systems, assembly and packaging machines, glass converting machines, and aftersales activities.

For the year ended December 31, 2022, consolidated revenue increases in North America (by EUR 43,877 thousand or 21.2%), in EMEA (by EUR 106,238 thousand or 21.5%), in South America (by EUR 7,130 thousand or 27.7%) and decreases in the APAC market (by EUR 17,485 thousand or 14.8%).

For the year ended December 31, 2022, revenue related to goods and services transferred over time decreases by EUR 7,572 thousand, or 28.8%, in the In-Vitro Diagnostic business. Revenue recognized over time increases in the Engineering segment by EUR 52,444 thousand, or 45.8%, mainly due to new contracts and continued progress on orders where the Group has an enforceable right to payment for the performance completed to date.

Contract balances

The following table provides information on contractual asset from contracts with customer:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Trade Receivables	212,734	165,259
Contract Assets	103,417	62,133
Contract Liabilities	(14,847)	(18,771)
Advances From Customers	(26,568)	(23,616)
Total	274,736	185,005

The contract assets mainly relate to the Group’s right to consideration for production from construction contracts not yet invoiced as of the balance sheet date. The amount recognized as contract assets are reclassified to trade receivable as soon as the Groups has an unconditional right to consideration.

Revenue recognized in the current reporting period relates to carried-forward contract liabilities amounting to EUR 62,563 thousand in 2022 (respectively EUR 11,736 thousand in 2021 and EUR 19,765 thousand in 2020). As of December 31, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligation is EUR 15,276 thousand (EUR 74,996 thousand as of December 31, 2021) and the Group will recognize this revenue as projects are completed, which is expected to occur over the next 12–18 months.

7. Cost of sales

Cost of sales are detailed as follows:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Purchases	358,892	296,105	226,997
Change in inventories	(32,897)	9,193	(1,739)
Direct industrial labor	130,637	114,807	107,959
Indirect industrial labor	61,194	50,339	42,794
Industrial depreciation and amortization	53,550	46,258	45,296
Other costs of sales	92,503	61,813	46,554
Total Cost of sales	663,879	578,515	467,861

Cost of sales for the year ended December 31, 2022 amounts to EUR 663,879 thousand (respectively EUR 578,515 thousand in 2021 and EUR 467,861 thousand in 2020), consisting mainly in the cost of materials, components and labor expense related to the production and distribution of goods and services. Cost of sales also include depreciation and amortization of EUR 53,550 thousand (respectively EUR 46,258 thousand in 2021 and EUR 45,296 thousand in 2020).

All Cost of sales items increase in the year ended December 31, 2022 as a result of the significant growth in sales volumes. In particular, the increase in purchases includes increases in logistical costs and other factors linked to inflation that impacted the main sources of supply. Industrial depreciation and amortization increase due to the availability for use of machinery installed in the previous months to increase production capacity. Other costs of sales increased mainly due to the increase in subcontracting work and a significant rise in utilities cost, which doubled in 2022 compared to 2021 due to the worldwide increase in natural gas and electricity rates.

For the year ended December 31, 2022, cost of sales is also positively affected by EUR 6,465 thousand subsidies granted by the Italian and Slovakian governments meant to businesses and families to cope with the energy prices increase. In particular, companies classified as large consumers of energy and natural gas were granted - under certain conditions - a special subsidy on the price of electricity and natural gas consumed during the year. The grants were given to help offset the significant rise in utilities costs and mitigate the impact to businesses. The grants are in effect through the first quarter of 2023 at which time the government is expected to evaluate a continuation of the grants.

8. Other operating income

Other operating income for the year ended December 31, 2022 amounts to EUR 18,850 thousand (respectively EUR 9,386 thousand in 2021 and EUR 5,230 thousand in 2020), relating mainly to (i) contributions from customers for pre-feasibility and feasibility study, development and customization of SG proprietary products; (ii) design and samples activities to perform and improve feasibility study on customized containment solutions; (iii) development and validation activities such as closure validation relating to the last project milestones that allow products industrialization; (iv) post development and validation analysis performed on containment and drug delivery solutions to assure safety and quality; (v) manual samples preparation and packaging (vi) contract modification fees and (vii) other recharges.

In particular, for the year ended December 31, 2022, other income includes approximately EUR 7.6 million related to contract modifications disclosed in the second and third quarters of 2022, of which a portion was tied to a decrease in COVID-19 related orders.

Other operating income also includes a contribution of EUR 3 million from a strategic partner for the joint development of the intellectual property underlying an SG proprietary product which was accrued in the fourth quarter of fiscal year 2022.

For the years ended December 31, 2021 and 2020 operating income other than grants amounted to EUR 9,210 thousand and EUR 4,958 thousand respectively.

For the year ended December 31, 2022 other operating income includes grants of EUR 156 thousand received by Ompi Pharma Packaging Tech. Co Ltd and Stevanato Group S.p.A.:

- grant of EUR 150 thousand for machinery technical renovation to support the implementation of intelligent manufacturing projects;

- tax credit of EUR 6 thousand for sanification connected to COVID-19.

For the year ended December 31, 2021 other operating income include also EUR 176 thousand related to grants received by Ompi Pharma Packaging Tech. Co Ltd and Nuova Ompi of which:

- grant of EUR 106 thousand for machinery technical renovation to support implementation of intelligent manufacturing projects;

- tax credit of EUR 28 thousand for sanification connected to COVID-19.

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

- tax credit of EUR 28 thousand for sanification connected to COVID-19.

9. Expenses

Expenses are detailed as follows:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Selling and Marketing expenses	26,086	20,448	20,044
Research and Development expenses	34,387	29,616	17,390
General and Administrative expenses	85,747	62,502	58,863
Total Expenses	146,220	112,566	96,297

For the year ended December 31, 2022 Selling and Marketing expenses amount to EUR 26,086 thousand (respectively EUR 20,448 thousand in 2021 and EUR 20,044 thousand in 2020). These expenses are mainly related to personnel expenses for the sales organizations. They also include depreciation and amortization for EUR 722 thousand (respectively EUR 787 thousand in 2021 and EUR 844 thousand in 2020) and release of the provision for bad and doubtful debts for EUR 759 thousand (respectively EUR 933 thousand release in 2021 and EUR 1,084 thousand accrual in 2020) of which EUR 770 thousand as release of the provision for expected credit losses and EUR 11 thousand as a write-off. For the year ended December 31, 2021 the release for expected credit loss amounts to EUR (936) thousand while the write-off amounts to EUR 3 thousand. For the year ended December 31, 2020 the accrual for expected credit loss amounts to EUR 1,079 thousand and EUR 5 thousand as write-off.

Selling and Marketing expenses increase by EUR 5,638 thousand in 2022 compared to the previous year is due to higher costs for business development. This includes industry events, strategic marketing and travel costs, as business development activities returned to pre-pandemic levels during fiscal year 2022.

Selling and Marketing expenses slightly increased by EUR 404 thousand in 2021 compared to the previous year due to the higher personnel cost to support the ongoing growth in the business as well as an increase in consultancies and marketing costs linked to travel and trade fairs, partially restarted after the stop in 2020 due to COVID-19 pandemic. This increase was partially offset by the release of bad and doubtful debt provision following the improvement of some positions with external customers.

Research and Development expenses amounting to EUR 34,387 thousand for the year ended December 31, 2022 (respectively EUR 29,616 thousand in 2021 and EUR 17,390 thousand in 2020) include costs for research and development activities to support the innovation of products and components and include amortization of capitalized development costs for EUR 3,468 thousand (respectively EUR 3,353 thousand in 2021 and EUR 2,580 thousand in 2020).

Research and Development expenses increase by EUR 4,771 thousand in 2022 compared to 2021 is primarily due to an increase in personnel expenses related to new hires and time spent on R&D related activities to maintain and accelerate the Group market-leading position.

Research and Development expenses increased by EUR 12,226 thousand in 2021 compared to 2020 primarily due to the structuring of the Drug Delivery Systems business and to the U.S. Technology Excellence Center which became fully operational after the start-up phase in 2020, as well as an increase in personnel expenses due to new hires to sustain and progress the R&D activities launched at group level.

For the year ended December 31, 2022, General and Administrative expenses amount to EUR 85,747 thousand (respectively EUR 62,502 thousand in 2021 and EUR 58,863 thousand in 2020) and mainly comprise personnel expenses for administrative functions, consultancies, directors compensation, rental fees as well as, depreciation and amortization for EUR 7,082 thousand (respectively EUR 5,985 thousand in 2021 and EUR 5,383 thousand in 2020), of which amortization of fair value adjustments from purchase price allocations amount to EUR 1,039 thousand (EUR 1,039 thousand in 2021 and in 2020).

General and Administrative expenses increase by EUR 23,245 thousand is mainly due to higher labor costs for the year ended December 31, 2022 compared to the year ended December 31, 2021 to support the growth in the business. This was offset by a benefit of EUR 9,884 thousand from the reversal of an accrual in connection with the termination of the incentive plans 2012-2021 and 2018-2022 which were replaced by the new stock grant plan 2021-2027. The effects of the accrual reversal for the year ended December 31, 2021 were partially offset by a EUR 6,526 thousand discretionary, out-of-cycle bonus to personnel. In addition, General and Administrative expenses increase in 2022 compared to 2021 due to an increase in personnel costs linked to the structuring of the Americas Region and to non-recurring, start-up costs amounting to EUR 2,585 thousand mainly related to the new EZ-fill® hub in Fishers, Indiana, U.S.. Finally, the increase in costs associated with the status of being listed on the NYSE, such as insurance and other organizational structure costs, as well as higher IT costs, unfavorably impacted General and Administrative expenses for the year ended December 31, 2022.

General and Administrative expenses increased by EUR 3,639 thousand in 2021 compared to 2020 mainly due to the increase in consultancy and insurance costs connected to being a listed company as well as to the increase in depreciation and amortization for the new ERP (Enterprise Resource Planning system) release in some companies of the group. General and administrative expenses include a non-recurring accrual reversal amounting to EUR 9,884 thousand related to cash settled awards under incentive plans 2012-2021 and 2018-2022 (which were terminated early in favor of the new stock grant plan 2021-2027) partially off-set by the non-recurring out of cycle bonus to personnel amounting to EUR 6,526 thousand and by the costs relating to the listing of Stevanato Group shares on NYSE amounting to EUR 794 thousand. Please refer to Note 30 for further details on incentive plans.

10. Other information by nature

The breakdown of the Selling, Research & Development and Administrative expenses by nature is as follows:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Personnel	64,543	46,489	43,731
Other Costs and Incomes	71,164	56,886	42,675
Depreciation and Amortization	11,273	10,124	8,807
Expected Credit Losses	(760)	(933)	1,084
Total Expenses	146,220	112,566	96,297

Depreciation and amortization can be broken down as follows:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Cost of sales	53,550	46,258	45,296
Selling and Marketing expenses	722	787	844
Research and Development expenses	3,468	3,353	2,580
General and Administrative expenses	7,082	5,985	5,383
Total Depreciation & Amortization	64,822	56,383	54,103

For further details on amortization and depreciation for the years ended December 31, 2022 and 2021, reference should be made to the movements in property, plant and equipment, intangible assets and right of use assets. (Note 17 - 18 - 35).

11. Finance income

Finance income are as follows:

	For the years ended December 31,
	2022	2021	2020
	(EUR thousand)
Interest income from banks deposits	648	538	352
Income from financial discounts	8	18	17
Interest income on loans to associates	—	10	20
Other financial income	96	57	295
Gain from the sale of an associate	—	12,258	—
Foreign currency exchange rate gains	19,995	7,588	11,585
Derivatives revaluation	3,551	950	2,007
Other fair value adjustments	752	290	650
Total finance income	25,050	21,709	14,926

For the year ended December 31, 2021 the Group realized a gain of EUR 12,258 thousand from the sale of the entire share capital of Swissfillon AG, of which the sub holding Stevanato Group International held 26.94% of the share capital. On October 22, 2021 the sub holding Stevanato Group International signed the shares purchase agreement for the sale and the transfer of all the owned shares in Swissfillon AG for approximately CHF 15.8 million. The Group therefore derecognized this associate and recognized in profit or loss the difference between the sum of the proceeds received and any retained interest, and the carrying amount of the investment in the associate at the date significant influence was lost.

12. Finance expense

Finance expense are as follows:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Interest on debts and borrowings	3,363	4,286	5,333
Financial discounts and other expenses	102	102	37
Interest on lease liabilities	573	585	624
Financial component IAS 19	118	28	125
Foreign currency exchange losses	19,136	10,172	12,033
Derivatives devaluation	5,966	3,211	2,471
Other fair value adjustments	582	424	1,225
Total finance expense	29,840	18,808	21,848

Finance expenses include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases about the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized, and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounts to EUR 859 thousand for the year ended December 31, 2022, EUR (2,584) thousand for the year ended December, 31 2021 and EUR (448) thousand for the year ended December 31, 2020.

For the year ended December 31, 2021, foreign currency exchange losses are affected by non-recurring loss amounting to EUR 4,280 thousand related to a derivative financial instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds.

The net loss on derivative instruments at fair value through profit or loss relates to foreign exchange forward contracts that did not qualify for hedge accounting.

13. Employee benefits expense

Employee benefits expense are detailed as follows:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Included in Cost of sales:
Wages and salaries	154,852	134,619	123,773
Social security costs	30,721	25,610	22,720
Pension costs	5,970	4,917	4,260
Share-based payment expense	287	—	—
Included in Selling and Marketing expenses:
Wages and salaries	13,978	12,716	11,522
Social security costs	1,606	1,531	1,278
Pension costs	433	403	363
Share-based payment expense	1,024	—	—
Included in General and Administrative expenses:
Wages and salaries	22,272	26,106	17,313
Social security costs	3,612	3,589	2,900
Pension costs	510	545	545
Cash settled awards	—	(10,831)	2,394
Share-based payment expense	5,991	1,740	—
Included in Research and Development expenses:
Wages and salaries	12,463	9,089	6,327
Social security costs	1,496	1,270	857
Pension costs	358	331	232
Share-based payment expense	800	—	—
Total employee benefits expense	256,373	211,635	194,484

For the year ended December 31, 2022 personnel costs amount to EUR 256,373 thousand (respectively EUR 211,635 thousand in 2021 and EUR 194,484 thousand in 2020).

For the year ended December 31, 2022 personnel costs increased by EUR 44,738 thousand compared to the year ended December 31, 2021. The increase in personnel costs included in Cost of Sales is driven by the increase in personnel to support the growth of the business, annual merit increases, inflationary adjustments and legislative provisions.

The increase in personnel costs included in Research and Development is mainly due to the increase in personnel and time spent on R&D activities to maintain and accelerate the Group market-leading position.

The increase in General and Administrative personnel expenses for the year ended December 31, 2022 is mainly due to the cost accrued under new stock grant plan 2021-2027, as amended in 2022, and the increase in personnel costs linked to the structuring of Americas Region. The change is further explained considering that the year ended December 31, 2021 was positively affected by a non-recurring accrual reversal of EUR (9,884) thousand related to cash settled awards under incentive plans 2012-2021 and 2018-2022 (which were terminated early in favor of the new stock grant plan 2021-2027) which was only partially offset by a non-recurring out of cycle bonus to personnel amounting to EUR 6,526 thousand.

For further details on "SG Restricted Stock Grant Plan 2021-2027" please refer to Note 30.

For the year ended December 31, 2021 personnel costs increase by EUR 17,151 thousand compared to the year ended December 31, 2020 and are mainly included in Cost of Sales as a consequence of the new hires to support business growth. Personnel costs increase also in Research and Development due to the significant increase in total number of headcounts and related seniority and geographical allocation of new hires needed to support the new organizational structure of the area. The change in personnel costs included in General and Administrative expenses is mainly due to the non-recurring out of cycle bonus to personnel amounting to EUR 6,526 thousand which partially off-set the above mentioned cash settled award release. For the year ended December 31, 2020 the expenses related to cash settled awards amounted to EUR 2,394 thousand, mainly included into the General and Administrative line item.

The average size of the Group's workforce during the year is as follows:

	For the year ended December 31,
	2022	2021	2020
Executives	57	51	42
Managers	137	126	113
Employees	4,781	4,284	3,889
Total Workforce	4,975	4,461	4,044

14. Income tax

Income tax expense is as follows:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Current income tax:
Current Taxes	57,400	35,093	28,604
Prior Years Taxes	215	(6,544)	918
Deferred tax:
Deferred Taxes	(12,990)	2,855	(11,840)
Income tax expense reported in the statement of profit or loss	44,625	31,404	17,682

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Deferred tax related to items recognized in OCI during in the year:
Gains/(losses) from remeasurement of employee of defined benefit plans and of agent termination plans	(236)	26	15
Change in the fair value of hedging instruments	(2,043)	(653)	173
Deferred tax charged to OCI	(2,279)	(627)	188

The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy.

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Accounting profit before income tax	187,641	165,673	96,279
Statutory income tax rate of 27.9%	52,202	46,223	26,862
Prior years taxes	215	(6,544)	918
DTA recognized on tax losses carry-forward	750	(1,947)	(41)
Taxes effect on unremitted earnings	1,488	400	1,248
Step up	—	—	(7,926)
Change notional rate	—	—	361
Tax grants/not taxable items	(8,477)	(1,157)	(2,146)
Tax exemption on gain from the sale of an associate	—	(3,378)	—
Different foreign tax rate effect	(1,553)	(2,193)	(1,594)
At the effective income tax rate of 23.78% (18.96% in 2021, 18.40% in 2020)	44,625	31,404	17,682
Income tax expense reported in the statement of profit or loss	44,625	31,404	17,682

Effective group's tax rate for the year ended December 31, 2022, increased to 23.78% compared to 18.96% for the year ended December 31, 2021 mainly due to the fact that the previous year was positively affected by a relevant non-recurring item (the tax credit deriving from the "Patent Box regime" as described below).

For the year ended December 31 2022, the Group benefited from tax grants or similar totaling EUR 8,477 thousand, which are broken down as follows:

- EUR 1,641 thousand related to the not taxable energy bonus granted by the Italian Government;

- EUR 2,216 thousand related to the so-called ACE effect (e.g. tax benefit on retained earnings and capital increase);

- EUR 3,700 thousand related to the so called Industry 4.0. incentives (e.g. on investments in high technology capex), whose main beneficiary is the Italian subsidiary Nuova Ompi S.r.l.;

- EUR 920 thousand related to various tax grants/benefits.

Effective group’s tax rate slightly increased in 2021 compared to 2020, mainly due to several non-recurring items that affected the income tax expense:

- a release of deferred tax assets for EUR 2,421 thousand related to equity movements due to the early termination of legacy incentive plans aimed at a limited number of executives;

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

Unrecognized tax losses as at December 31, 2022 and as at December 31, 2021 amounts to EUR 7,978 thousand and to EUR 3,800 thousand respectively. Deferred tax assets have not been recognized in respect of such tax losses carry-forwards because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

The breakdown on the timing of tax losses carry-forwards is as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Timing of unrecognized tax losses carry-forwards
2022	—	16
2023	336	320
2024	369	351
2025	331	315
2026	334	318
2027	3,860	274
2028	404	—
2029	129	—
Unlimited	2,215	2,206
Total unrecognized tax losses	7,978	3,800

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2022 and 2021 is as follows:

	Consolidated statement of financial position
	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Other intangible assets	(4,179)	(3,167)
Tangible assets	19,746	12,178
Work in progress	(12,329)	(5,156)
Revaluations of investment properties to fair value	6,807	8,009
Expected credit losses of debt financial assets	1,217	1,429
Derivatives	(1,640)	403
Leases	331	251
Long term incentives	51	816
Cash settled awards	—	325
Provisions	6,631	2,351
Accruals and other provisions	164	62
Tax losses carry forward	26,941	14,888
Dividends	(2,260)	(1,300)
Start up costs IPO SG spa	4,026	5,369
Share-based compensation plans	325	—
Other effects	2,427	314
Deferred tax assets, net	48,258	36,772
Reflected in the statement of financial position as follows:
Deferred tax assets	69,210	55,877
Deferred tax liabilities	(20,952)	(19,105)
Deferred tax assets, net	48,258	36,772

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

The reconciliation of net deferred tax assets is as follows:

	2022	2021
	(EUR thousand)
As of January 1	36,772	33,929
Tax expense during the period recognized in profit or loss	12,990	(2,855)
Tax income/(expense) during the period recognized in OCI	(2,279)	(627)
DTA on IPO transaction costs on capital increase	—	6,711
Other effect	775	(386)
As at December 31	48,258	36,772

The other effect movement includes foreign exchange differences and minor reclassification.

15. Earnings per Share

Basic earnings per share (EPS) is calculated by dividing into the profit attributable to equity holders of the parent by the weighted average number of common shares issued net of the treasury shares held by the Group and the vested awards under the 2012-2021 incentive plan (as of December 31, 2020).

As of December 31, 2022 and 2021 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of potential ordinary shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 30 for further details on the share-based incentive plans). There is no dilution impact as of December 31, 2020 resulting in basic and diluted earnings per share being the same.

The Shareholder’s meetings held on March 4, 2021 and on July 1, 2021 approved respectively, two different share splits. The number of ordinary shares outstanding has been retrospectively adjusted as if such events had occurred at the beginning of the earliest period presented.

The following table reflects the income and share data used in the basic and diluted EPS calculation:

	At December 31,	At December 31,	At December 31,
	2022	2021	2020
	(EUR thousand)

Profit attributable to ordinary equity holders of the parent	142,849	134,321	78,513

Weighted average number of ordinary shares for basic EPS	264,699,481	252,670,872	240,501,960
Weighted average number of ordinary shares adjusted for the effect of dilution	264,701,062	252,690,321	240,501,960

	2022	2021	2020
Basic earnings per common share (in EUR)	0.54	0.53	0.33
Diluted earnings per common share (in EUR)	0.54	0.53	0.33

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

Stevanato Group is organized in two main operating segments: Biopharmaceutical and Diagnostic Solutions and Engineering. Each segment comprehends different legal entities:

-
the Biopharmaceutical and Diagnostic Solutions segment is focused on the production of drug containment solutions (syringes, pen and dental cartridges, vials for liquid and lyophilized drugs and ampoules) and the development and contract manufacturing of customer-specific, multi-component plastic products within pharma, diagnostics and medical.
-
the Engineering (“Engineering System Division” - ESD) segment is focused on advanced technologies and machinery for the transformation of glass tubing into containers for the pharmaceutical industry, for packaging & assembling of medical devices and for inspection of pharmaceutical products.

For the impairment test on goodwill, the Management has identified two different cash-generating units (CGUs) within the Biopharmaceutical and Diagnostic Solutions segment, the Drug Containment Solutions (DCS) and the In-Vitro Diagnostic (IVD) consumables & Drug Delivery Systems (DDS) CGU, while within the ESD segment Stevanato Group’s Management has not identified multiple CGUs.

Drug containment solutions offering includes a comprehensive portfolio of glass containers, pen and dental cartridges, vials for liquid and lyophilized drugs and ampoules. Syringes, cartridges and vials are produced both in bulk and sterilized formats. Furthermore, the Group offers a full range of analytical and testing services focused on investigating the physiochemical properties of primary packaging materials and studying the interactions between drug containment system and the drugs they will contain. DCS has been considered as a CGU even if glass production plants are located in 5 different countries, because the production planning, marketing and selling is managed at a central level.

In-vitro diagnostic consumables & drug delivery systems offers CDMO and CMO services to customer in the pharma, diagnostic and medical markets. The Group’s business line provides integrated solutions from early development to launched combination products. It offers a broad range of services, capabilities and technologies that are suited to support the device needs of biopharma companies. In-vitro diagnostic consumables & drug delivery systems has been considered as a CGU even if the group has two plants in two countries in the IVD & DDS, because the production is interchangeable: the Group can undertake the same production processes and plants/organizations cooperate in projects in order to provide the customer the same offering worldwide.

Engineering System Division - ESD offers machinery for the pharma sector including glass forming machinery for the transformation of glass tubing into containers, machinery for packaging and assembly of medical devices and machinery for inspection of pharmaceutical products. Engineering has been considered as a CGU because the product lines inside the engineering operations are strongly tied: shared teams work together in Italy and Denmark to produce the same machinery. Glass converting machines adopt packaging and assembly technologies to deliver the finished product. Furthermore, the three different types of machinery that the Group has in its product portfolio can be combined and offered to the customer as one single solution.

For the purpose of impairment testing, goodwill is allocated by CGU (cash generating unit) as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Drug Containment Solutions	4,976	4,976
In-vitro Diagnostic Consumables & Drug Delivery Systems	26,828	26,828
Engineering Systems	15,438	15,438
Total Goodwill	47,243	47,243

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

In particular, value in use is determined by applying the Discounted Cash Flow ("DCF") method. This method has been applied with a two-stage approach, the first corresponding to the explicit forecast period (2023-2028) and the second corresponding to a terminal value derived with inertial criteria for the period after 2028. The explicit period corresponds with the horizon of the plans prepared by the management assuming realistic scenarios on the information available at the reporting date.

The growth rate in terminal value used for projecting beyond the explicit planning period (2023-2028) is 1% for all the CGUs, deemed representative of a precautionary growth rate in terminal values, given the potential future competition within the sector and the discount factor considered.

The principal assumptions adopted by the management in drawing up the projections relates mainly to a growth in volumes of products and different product mixes, shifting to high-value solutions sales, expanding the SG EZ-fill® industrial footprint to address customer proximity and reshoring needs, completing the development of the DDS proprietary product portfolio and development CDMO opportunities, and continuing business optimization efforts in engineering. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

The cash flows and discount rate were determined net of tax. Future cash flows are discounted using the weighted average cost of capital (WACC); this is estimated with a beta factor derived on the basis of a peer group. The discount rate, 8.6% for DCS and for IVD & DDS and 8.8% for ESD, used for the CGUs, reflects therefore current market assessments and the time value of money and takes account of the risks specific to the sector. The discount rates used in the previous year were respectively 6.3% for DCS and for IVD & DDS and 6.2% for ESD.

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

Finally, has been identified which discount rate and which alteration to the forecast EBITDA at Continuing Value within the impairment test would allow a value in use equal to the carrying amount of the net assets of the respective CGU’s. This further sensitivity analysis resulted in the identification of breakeven for the DCS CGU with a WACC of 20.86%, or an average contraction of EBITDA at Continuing Value (everything else equal) of 42.62%. The same indicators for the IVD & DDS CGU were respectively 9.89% for the WACC and 9.37% for EBITDA at CV. With regards to the ESD CGU, these indicators equated to a reduction in the EBITDA at CV of 68.73% and a WACC of 26.87%.

The impairment test for the goodwill did not result in any need for impairment.

17. Intangible assets

Changes in intangible assets for the year ended December 31, 2022 are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible fixed assets in process and advances	Other intangible assets	Costs to obtain a contract	Total
	(EUR thousand)
Cost
At January 1, 2021	17,113	14,860	25,370	1,588	10,952	—	69,883
Additions	112	1,298	345	3,688	46	—	5,489
Disposals	(1,153)	(138)	—	(362)	(91)	—	(1,744)
Reclassifications	—	856	—	(856)	—	—	—
Exchange differences	9	47	162	15	399	—	632
At December 31, 2021	16,081	16,923	25,877	4,073	11,306	—	74,260
Additions	—	4,792	43	2,667	95	500	8,097
Disposals	—	—	—	—	—	—	—
Reclassifications	—	3,435	—	(3,593)	158	—	—
Exchange differences	—	105	(35)	—	347	—	417
At December 31, 2022	16,081	25,255	25,885	3,147	11,906	500	82,773

Amortization
At January 1, 2021	6,987	9,704	12,818	—	6,473	—	35,982
Amortization	2,896	2,243	1,656	—	709	—	7,504
Disposal	(1,134)	(139)	—	—	(62)	—	(1,335)
Exchange differences	3	30	28	—	120	—	181
At December 31, 2021	8,752	11,838	14,502	—	7,240	—	42,332
Amortization	2,694	3,271	1,483	—	635	33	8,116
Disposal	—	—	—	—	—	—	—
Exchange differences	1	59	(8)	—	116	—	168
At December 31, 2022	11,447	15,168	15,977	—	7,991	33	50,616

Net book value
At December 31, 2022	4,634	10,087	9,908	3,147	3,915	467	32,158
At December 31, 2021	7,329	5,085	11,375	4,073	4,066	—	31,928

Development costs are referred to costs for the study, design and prototype development for products which have been or are expected to be commercialized and for which is probable that the expected future economic benefits will flow to the entity. Development expense is recognized in the consolidated income statement as Research and Development expenses.

Industrial patents and intellectual property rights increase in EUR 4,792 thousand due to the acquisition of licenses for IT Systems and the capitalization of costs associated with upgrading the enterprise resource planning system (ERP).

Concessions, licenses, trademarks and similar rights with a total carrying amount of EUR 9,908 thousand (EUR 11,375 thousand in 2021) mainly includes the tradenames related to Balda Group companies.

Intangible fixed assets in process and advances refer to ongoing projects which shall conclude in the subsequent years. Intangible fixed assets and advances increase in EUR 2,667 thousand mainly due to the integration of our business divisions into the cloud-based enterprise resource planning system. The Group performed an analysis on such cloud computing arrangements for identifying whether they provided a resource identifiable as intangible assets and established that the Group has the power to obtain the future economic benefits flowing from the underlying resources and to restrict the access of others to those benefits. In particular, the analysis was aimed at identifying whether (i) the Group has the contractual right to take possession of the software during the hosting period without significant penalty and (ii) it is feasible for the Group to run the software on its own hardware or contract with another party unrelated to the supplier to host the software.

The increase in Costs to obtain a contract is due to the capitalization of a fee paid to a strategic partner under a collaboration agreement that makes Stevanato Group the exclusive manufacturing partner for a drug delivery device, offering a full set of capabilities to its pharmaceutical customers.

No impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for. No changes in the useful life of intangible assets have occurred in all periods presented.

18. Property, plant and equipment

Changes in items of property, plant and equipment in 2022 are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2021	148,331	375,902	41,189	11,316	61,293	638,031
Additions	2,060	26,826	3,862	913	82,970	116,631
Disposals	(141)	(7,759)	(1,188)	(421)	(35)	(9,544)
Reclassifications	7,719	44,412	2,027	856	(55,014)	—
Exchange differences	1,946	6,358	379	227	732	9,642
At December 31, 2021	159,915	445,739	46,269	12,891	89,946	754,760
Additions	2,306	39,399	3,524	1,337	247,961	294,527
Disposals	(293)	(2,693)	(18)	(249)	(61)	(3,314)
Reclassifications	1,386	33,917	1,467	821	(37,591)	—
Exchange differences	3,109	7,402	398	382	(1,728)	9,563
At December 31, 2022	166,423	523,764	51,640	15,182	298,527	1,055,535

Depreciation and impairment
At January 1, 2021	63,563	222,804	29,900	8,107	—	324,374
Depreciation charge for the year	5,319	29,549	5,660	1,206	—	41,734
Impairment	—	547	396	—	—	943
Disposals	(140)	(7,330)	(1,053)	(410)	—	(8,933)
Exchange differences	689	2,912	154	170	—	3,925
At December 31, 2021	69,431	248,482	35,057	9,073	—	362,043
Depreciation charge for the year	5,948	36,628	6,250	1,512	—	50,338
Impairment	—	44	—	—	—	44
Disposals	(293)	(2,210)	(5)	(240)	—	(2,748)
Exchange differences	793	3,291	130	243	—	4,457
At December 31, 2022	75,879	286,235	41,432	10,588	—	414,134

Net book value
At December 31, 2022	90,544	237,529	10,208	4,594	298,527	641,402
At December 31, 2021	90,484	197,257	11,212	3,818	89,946	392,717

The Group’s property, plant and equipment mainly include:

-
Land and buildings in the amount of EUR 90,544 thousand as at December 31, 2022 and EUR 90,484 thousand as at December 31, 2021, mainly consisting of industrial properties;

-
Plant and machinery in the amount of EUR 237,529 thousand as at December 31, 2022 and EUR 197,257 thousand as at December 31, 2021 including machine and equipment for producing glass and plastic containers for pharmaceutical use;
-
Assets under construction and advances in the amount of EUR 298,527 thousand as at December 31, 2022 and EUR 89,946 thousand as at December 31, 2021, including investments in production lines and machinery not yet completed and expected to enter into use in the coming years and the ongoing investments in the new facilities.

The yearly increase in property, plant and equipment amounts to EUR 294,527 thousand, of which 90% to support the Group growth strategy.

Increase in Land and buildings principally concerns the expansion of the industrial facilities mainly in the Mexican production plant.

The overall increases in Plant and machinery, considering both the yearly additions and the reclassification from assets under construction, amount to EUR 73,316 thousand and mainly refer to the purchase of new production equipment necessary to guarantee a high product quality standard and a high production capacity, characteristics necessary to consolidate the company's position in the biopharmaceutical market.

Assets under construction, amounted to EUR 298,527 thousand at December 31, 2022 and EUR 89,946 thousand at December 31, 2021, includes investments in production lines and machines for syringes, vials and cartridges production which have not yet been completed but are expected to enter into use in the coming years. This category also includes the investment for the new EZ-fill® plant in Latina, the investment for the new EZ-fill® hub in China, a new building in Piombino Dese, that will host both corporate offices and production areas, and the investments for the construction of the new U.S. facility in Fishers, Indiana. This latter is expected to begin validation activities in the fourth quarter of 2023 with revenue generation beginning in 2024. The U.S. hub enables Stevanato Group to be in closer proximity to its North America pharmaceutical customers and to provide an additional supply source for its mission critical products to serve customers better. The plant, which is expected to be up to 565,000 square feet, will support the expansion and production of Stevanato Group’s EZ-Fill® solutions for bio-pharmaceutical use. The decision to follow a modular approach allows the Group to be flexible in modifying or changing the capacity to meet market demand. The facility will house production lines to produce EZ-Fill® syringes and vials. In line with customer demand and as a result of the increased production capacity, the Group expect to better support customers’ needs for biologics and vaccine treatments. As part of this capital project, in February 2022, Stevanato Group entered into an agreement with the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA), which is part of the U.S. Department of Health and Human Services, through its partnership with the U.S. Department of Defense. Under the agreement, BARDA will make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 85 million) for manufacturing capacity for standard and EZ-Fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

As at December 31, 2022 committed orders related to the ongoing investments equaled approximately EUR 270 million, net of the expected contribution from BARDA.

At the year end, no impairment indicators have been identified and furthermore no need to reassess useful life of property, plants and equipment.

19. Financial assets - investments FVTPL

Financial assets amount to EUR 782 thousand at December 31, 2022 (EUR 1,084 thousand at December 31, 2021), primarily include the investment in Rani Therapeutics Holdings INC, which is measured at fair value through profit or loss and amounts to EUR 443 thousand at December 31, 2022 (EUR 1,024 thousand at December 31, 2021). Additional disclosures on fair value measurement has been included on Note 29.

20. Financial assets

The following table details the composition of financial assets:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Receivables from financing activities	—	447
Fair value of derivatives financial instruments	2,795	—
Other non-current financial assets	1,044	887
Other non-current financial assets	3,839	1,334

Fair value of derivatives financial instruments	5,694	49
Other securities	27,908	27,168
Other current financial assets	33,602	27,217

Financial Assets	37,441	28,551

The decrease in receivables from financing activities assets is due to the reimbursement in 2022 of the financial loan amounting to EUR 447 thousand as at December 31, 2021 granted to a restricted number of key manager in connection with the stock grant plan.

Other securities include guaranteed investment funds managed by Société Générale SA, which are measured at fair value.

At December 31, 2022, other non-current financial assets and other current financial assets include interest swap derivatives. Other current financial assets also include foreign exchange derivatives. At December 31, 2021 interese swap derivatives were included in other current financial liabilities.

The following table sets further the analysis of derivative assets and liabilities at December 31, 2022 and December 31, 2021.

	At December 31,		At December 31,
	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	2,795	2,795	—	—

Current financial assets
Foreign exchange forward contracts - not hedging instruments	1,658	1,658	49	49
Foreign exchange forward contracts - hedging instruments	849	849	—	—
Interest Rate Swap - hedging instruments	3,187	3,187	—	—

Current financial liabilities
Foreign exchange forward contracts - not hedging instruments	—	—	—	—
Interest Rate Swap - hedging instruments	—	—	1,681	1,681

As at December 31, 2022 most of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales.

Derivatives designated as hedging instruments reflect the change in fair value of

- the interest rate swap contract and part of the foreign exchange forward contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;

- the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in US dollars.

The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

21. Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Raw materials	88,139	58,484
Semifinished products	30,196	29,878
Finished products	92,994	64,252
Advances to suppliers	18,119	9,554
Provision from slow moving and obsolescence	(16,194)	(13,251)
Total inventories	213,254	148,917

The accrual of the provision for slow moving and obsolete inventories recognized within cost of sales for the years ended December 31, 2022 and 2021 is EUR 16,194 thousand and EUR 13,251 thousand respectively. Changes in the provision for slow moving and obsolete inventories are as follows:

	2022	2021
	(EUR thousand)
As at January 1	13,251	12,309
Provision	2,956	1,878
Utilizations and other changes	(13)	(936)
As at December 31	16,194	13,251

22. Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Trade receivables	218,695	171,803
Allowance for expected credit losses	(5,961)	(6,544)
Total trade receivables	212,734	165,259

Expected credit loss rate	2.7%	3.8%

Trade receivables are non-interest bearing and are generally on term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk.

Trade receivables breakdown by geographical area is shown below:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
EMEA	121,006	90,518
APAC	25,968	27,200
North America	62,287	43,762
South America	9,434	10,323
Total Trade Receivables	218,695	171,803

Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 5,961 thousand and EUR 6,544 thousand for 2022 and 2021 respectively:

	2022	2021
	(EUR thousand)
As at January 1	6,544	7,696
Accruals	683	3,478
Releases	(1,453)	(4,413)
Utilizations	(19)	(390)
Exchange differences	206	173
As at December 31	5,961	6,544

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment and from the In-vitro diagnostic business. As such, the balances of this account vary and depend on the number of ongoing construction contracts at the end of the year. The Group has contract assets of EUR 103,417 thousand as at December 31, 2022 (EUR 62,133 thousand as at December 31, 2021). Contract assets gross amounts to EUR 235,794 thousand (EUR 138,854 thousand as at December 31, 2021), net of invoices issued of EUR 132,377 thousand (EUR 76,721 thousand as at December 31, 2021).

23. Tax receivables and tax payables

The breakdown in the account is as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Tax Receivables	21,018	25,063
Tax Payables	(41,655)	(19,440)

Tax receivables amount slightly decrease compared to the previous year mainly due to mainly due the offset of Patent Box regime tax receivables against the corporate income tax payable and further offset of the tax receivable in Brazil.

Tax liabilities significant increase compared to 2021, mainly due to increased corporate income tax liabilities, resulting from the significant increase of the Italian entities' taxable income.

24. Other receivables

Other receivables are disclosed as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Advances to suppliers	703	373
Accrued income and prepayments	9,847	5,555
VAT receivables	20,789	18,198
Other receivables	1,671	2,215
Total other receivables	33,010	26,341

25. Cash and cash equivalents

This balance consists of bank current accounts and other cash equivalents.

As at December 31, 2022, the Group has Cash and cash equivalents of EUR 228,740 thousand compared to EUR 411,039 thousand in the previous year. On July 20, 2021, the Group completed its initial public offering, at completion of which it received aggregate net proceeds of EUR 367,810 thousand, after deducting underwriting discounts and commissions, offering expenses and considering the hedging instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds. On August 18, 2021, the underwriters further purchased 712,796 additional newly issued shares from the Company to cover over-allotments driving the total primary net proceeds of the offering, including the overallotment, to EUR 380,090 thousand.

26. Equity

The main objective of the Group’s capital management is to guarantee maintenance of a solid credit rating and adequate financial ratios with a view to supporting business activity and maximizing value for the shareholders.

Movements in the equity accounts are reported in the Consolidated Statements of Changes in Equity; comments on the main components and their changes are provided below.

Share capital

As of December 31, 2022 and 2021 the company paid-in share capital amounts to EUR 21,698 thousand and is divided into 295,540,036 shares without any nominal value, including 34,103,005 ordinary shares and 261,437,031 Class A multiple voting shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering net of the listing costs pertaining to the public subscription offer to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. As of December 31, 2022 the share premium reserve amounts to EUR 389,312 thousand.

Treasury shares

As of December 31, 2022 a total of 30,840,555 of Company’s A shares are held in treasury for a total cost of EUR (27,740) thousand, the same as of December 31, 2021.

Cash flow hedge reserve

Cash flow hedge reserve reflects the negative change in fair value of derivatives financial instruments, designated as cash flow hedges to hedge highly probable forecast transactions. As of December 31, 2022 cash flow hedge reserve amounts to EUR 5,371 thousand compared to EUR (1,277) thousand as of December 31, 2021.

Cost of hedging reserve

Cost of hedging reserve reflects the forward element of forward contracts. As of December 31, 2022 cost of hedging reserve amounts to EUR 179 thousand.

Reserve for actuarial gains/losses

Reserve for actuarial gains/losses includes actuarial gains and losses on the net defined employees benefits liability and on the agents termination plans. As of December 31, 2022 the reserve for actuarial gains/losses amounts to EUR (74) thousand compared to EUR (745) thousand as of December 31, 2021.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro; as of December 31, 2022 it amounts to EUR (15,611) thousand compared to EUR (22,680) thousand as of December 31, 2021. The decrease is mainly due to the appreciation against Euro of the Brasilian Real, the Mexican Peso, and the US Dollar occurred in 2022, currencies in which the net assets of some of the companies belonging to the Group are denominated.

Retained earnings and other reserves

Retained earnings and other reserves include:

-
a legal reserve of EUR 4,340 thousand as of December 31, 2022 and of EUR 4,000 as of December 31, 2021;

-
other reserves of EUR 40,284 thousand of December 31, 2022 (EUR 38,316 thousand of December 31, 2021). The yearly increase is mainly due to the accrual of the fair value of personnel cost related to share-based incentive plans;
-
retained earnings of the consolidated companies net of the effects of consolidation adjustments of EUR 435,881 thousand (EUR 306,869 as of December 31, 2021).

Net profit attributable to equity holders of the parent

Net Profit attributable to equity holders of the parent amount to EUR 142,849 thousand as of December 31, 2022 (EUR 134,321 thousand as of December 31, 2021).

Non-controlling interests

Non-controlling interests amount to EUR (220) thousand as of December 31, 2022 (EUR (415) thousand as of December 31, 2021). For further detail refer to Note 36.

Capital Management

The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the sustainable growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

27. Dividends

On June 1, 2022 Stevanato Group shareholders approved the distribution of EUR 13,500 thousand in dividends (EUR 0.051 per common share) in part from the net profits realized in the previous financial year and in part from "other reserves".

On January 20, 2021 Stevanato Group shareholders' meeting approved the distribution of EUR 11,200 thousand dividends (EUR 0.63 thousand per common share) from “other reserves”.

28. Financial liabilities

Total financial liabilities are EUR 219,161 thousand and EUR 248,491 thousand as of December 31, 2022 and as of December 31, 2021 respectively; the balances in financial debt are as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Lease liabilities - Right of Use	5,325	5,553
Bank overdrafts	13,245	37
Bank loans	50,518	36,195
Financial liabilities due to related parties	871	940
Fair value of derivatives	—	1,681
Financial liabilities due to other lenders	795	1,789
Total current financial liabilities	70,754	46,195

Lease liabilities - Right of Use	14,657	17,574
Bank loans	84,069	134,367
Notes	49,681	49,620
Financial liabilities due to other lenders	—	735
Total non-current financial liabilities	148,407	202,296

Financial Liabilities	219,161	248,491

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

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

As at December 31, 2022

	Currency	Amount	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	50,680	2023	1.21%	50,680
	EUR	51,664	2024	1.17%	51,664
	EUR	24,394	2025	1.09%	24,394
	EUR	7,488	2026	1.71%	7,488
	EUR	591	2027	1.16%	591
Amortized Cost	EUR	(230)	2023-2027		(230)
Total Bank Loans					134,587

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(319)	2023-2028		(319)
Total Notes					49,681

Overdrafts	DKK	98,488	2023	1.25%	13,244

Total Bank Loans and Overdrafts					197,512

As at December 31, 2021

	Currency	Amount	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	36,357	2022	1.20%	36,357
	EUR	50,461	2023	1.24%	50,461
	EUR	51,664	2024	1.28%	51,664
	EUR	24,393	2025	1.33%	24,393
	EUR	7,488	2026	1.39%	7,488
	EUR	592	2027	1.40%	592
Amortized Cost	EUR	(393)	2022-2027		(393)
Total Bank Loans					170,562

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(380)	2022-2028		(380)
Total Notes					49,620

Overdrafts	DKK	275	2022	1.25%	37

Total Bank Loans and Overdrafts					220,219

Financial liabilities are recognized according to the amortized cost method and require compliance with certain financial covenants on the Group consolidated figures, more specifically the following ratios are monitored: Net Financial Debt on EBITDA, Net Financial Debt on Equity, EBITDA on Financial Charges.

As at December 31, 2022 and as at December 31, 2021, all financial covenants are complied with.

Some short-term payables are subject to secured guarantee, please refer to Note 38.

29. Fair Value Measurement

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

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents	25	228,740	228,740	—	—
Financial assets - investments FVTPL - traded	19	443	443	—	—
Financial assets - investments FVTPL - not traded	19	339	—	—	339
Derivatives - current financial assets	20	2,795	—	2,795	—
Derivatives - non-current financial assets	20	5,694	—	5,694	—
Financial current assets	20	27,908	—	27,908	—
Other non-current financial assets		733	—	733	—
Total assets		266,653	229,183	37,131	339

As at December 31, 2021:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents	25	411,039	411,039	—	—
Financial assets - investments FVTPL	19	1,084	—	—	1,084
Derivatives financial assets	20	49	—	49	—
Financial current assets	20	27,168	—	27,168	—
Other non-current financial assets		671	—	671	—
Total assets		440,011	411,039	27,888	1,084

Derivatives financial liabilities	20	1,681	—	1,681	—
Total Liabilities		1,681	—	1,681	—

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

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts. The fair value of other financial assets is measured through other unobservable input in accordance with IFRS 13, detailed in Note 19.

The fair value of Liabilities measured at amortized cost include bank loans; in 2020 Stevanato Group has issued the following debt securities:

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
PGIM, Inc	April 16, 2020	1	EUR 50,000,000

No borrowings of the Group are listed debt.

There are no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2021. During the year ended December 31, 2022, the transfer between Level 1 and Level 3 for "Financial assets - investments FVTPL" is related to the distribution of the shares in Rani Therapeutics Holdings INC, listed on NASDAQ, from the investment fund Biologix Partners LP.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts as of December 31, 2022 and 2021.
30. Employee benefits

Employee benefits are analyzed as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Employee severance pay	4,936	5,895
Jubilee benefits	213	253
Other post-employment plans	979	699
Long term incentive plan	169	3,653
Stock grant plan	1,353	1,353
Other share-based compensation	665	—
Total employee benefits	8,315	11,853

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

Defined benefits obligation

The Group’s liabilities for employee benefits are as follows:

	Trattamento Fine Rapporto	Jubilee Benefits	Beneficio por Retiro / Terminacion	Severance Payment Slovakia	Total
	(EUR thousand)
At January 1, 2021	5,791	239	552	30	6,612
Interest cost	18	2	29	1	50
Current service cost	402	27	95	7	531
Benefits paid	(476)	(13)	(32)	(13)	(534)
Actuarial Gains and Losses	160	(2)	(23)	15	150
Exchange rate differences	—	—	38	—	38
At December 31, 2021	5,895	253	659	40	6,847

Recognized in the consolidated income statement	419	28	123	8	579
Recognized in the other comprehensive income	160	—	(23)	15	151

At January 1, 2022	5,895	253	659	40	6,847
Interest cost	55	3	60	—	118
Current service cost	497	31	178	6	712
Benefits paid	(603)	(25)	(114)	(6)	(748)
Actuarial Gains and Losses	(908)	(49)	68	(1)	(890)
Exchange rate differences	—	—	89	—	89
At December 31, 2022	4,936	213	940	39	6,128

Recognized in the consolidated income statement	551	(16)	238	6	780
Recognized in the other comprehensive income	(908)	—	68	(1)	(841)

The principal assumptions used for determining the obligations under the plan described are as follows:

As at December 31, 2022

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	3.77%	3.10%	9.25%	3.77%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	2.30%	—	3.50%	—

As at December 31, 2021

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	0.98%	1.17%	9.75%	0.98%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	1.75%	—	3.50%	—

The discount rates used for the measurement of the pension plan obligation (including Italian TFR obligation) are based on yields of high-quality (AAA rated for Mexico and AA rated for other countries) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. The main variation is due to Italian TFR, whose average duration is approximately 12.5 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement.

A quantitative sensitivity analysis for significant assumptions impacting defined benefits obligation as at December 31, 2022 and December 31, 2021 is reported as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Turnover rate +1,00%	31	(58)
Turnover rate -1,00%	(34)	67
Inflation rate +0,25%	72	101
Inflation rate -0,25%	(70)	(98)
Annual discount rate +0,25%	(97)	(138)
Annual discount rate -0,25%	101	144

The above sensitivity analysis on TFR is based on reasonable changes in key assumptions occurring at the end of the reporting period, keeping all other assumptions constant.

Such analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

Long-term Incentive plan

In order to align the interests of management with those of the Shareholders, the Group established a medium/ long-term incentive plan linking remuneration and performance. The Board of Directors approved a compensation plan called the “Long-term Incentive plan” for 2020-2023. The four-year plan included a select number of top Management and/ or key people and was based on achieving certain key performance indicators under the Group's long-term industrial plan targets.

On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", in order to allow the entry of new beneficiaries in 2022, previously involved in the compensation plan called "Long Term Incentive 2020-2023". In accordance with specific rules, existing and new beneficiaries relating to the first vesting period coexist during 2022 under the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027". Through such amendment, beneficiaries of the Long Term Incentive 2020-2023 were offered the possibility of becoming beneficiaries of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" in 2022 by using the rights deriving from the participation in the Long-Term Incentive 2020-2023 in the meantime accrued to them, but providing, that the free of charge transfer of the property of a certain number of Stevanato Group S.p.A. shares should have been done after the end of the First Vesting Period, after having verified the actual achievement of the Performance Objectives (in terms of consolidated revenue and EBITDA) set for such vesting period and the continuation of the employment relationship.

The letters of assignment of shares were issued to beneficiaries on May 12, 2022 and from that date the amendment of the incentive plans produced its accounting effects for those beneficiaries who accepted the incentive plan modification.

The Group’s liability for the Long-term Incentive plan is as follows:

	Long Term Incentive Plan 2020-2023	Total
	(EUR thousand)
At January 1, 2021	1,780	1,780
Interest cost	(7)	(7)
Current service cost	1,874	1,874
Actuarial Gains and Losses *	6	6
At December 31, 2021	3,653	3,653
Current service cost	63	63
Benefits paid	(928)	(928)
Actuarial Gains and Losses *	(2,619)	(2,619)
At December 31, 2022	169	169

*According to IAS 19, Actuarial Gains and Losses are recognized in profit or loss

The discount rates used for the measurement of the “Long-term Incentive plan” are based on yields of high-quality (AA rated). For these plans, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments is equal to -0.17% for 2021. The main impact considered as actuarial gain and losses relates to the experience adjustment and to the above mentioned incentive plan modification; it has been accounted together with the current service cost by function as part of personnel costs.

Cash settled awards

Cash settled awards were incentive plans aimed at a limited number of executives and key resources of the Group. The 2012-2021 incentive plan and the 2018-2022 incentive plans were approved by the Board of Directors on February 9, 2021 and on September 12, 2018 respectively.

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

The following table summarize the components of the cash settled awards obligation expense recognized in the statement of profit or loss and amounts recognized in the statement of financial position:

	Incentive plan 2012-2021	Incentive plan 2018-2022	Total
	(EUR thousand)
At January 1, 2021	13,338	7,995	21,333
Interest cost	(9)	(5)	(14)
Benefits paid	(7,919)	—	(7,919)
Actuarial Gains and Losses *	(3,299)	(7,533)	(10,832)
Transferred to SGP 2021-2027	(400)	—	(400)
Stocks granted	(1,711)	(457)	(2,168)
At December 31, 2021	—	—	—

*According to IAS 19, Actuarial Gains and Losses are recognized in profit or loss

Restricted Stock Grant Plan 2021-2027

At the Shareholders’ Meeting of Stevanato Group held on March 4, 2021, a share-based incentive plan, referred to as the “Restricted Stock Grant Plan 2021-2027”, was approved. This plan included individuals who play a strategic role in the Group related to the economic and strategic development of the Group and aligns their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The Stock Grant Plan originally provided for three two-year vesting periods, between January 1, 2021 and December 31, 2022 (First Vesting Period), January 1, 2023 and December 31, 2024 (Second Vesting Period), January 1, 2025 and December 2026 (Third Vesting Period). On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", to allow the entry in 2022 of new beneficiaries, previously involved in the compensation plan called "Long Term Incentive 2020-2023". Through such amendment, (i) the total duration of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" was limited to the First Vesting Period only and (ii) the beneficiaries were divided into two categories: the "initial beneficiaries" and the "new beneficiaries" for which specific rules apply.

At the beginning of the vesting period, a certain number of Stevanato Group ordinary shares – linked with the achievement of specific targets in terms of consolidated revenue and EBITDA within the end of the Vesting Period – was assigned free of charge to the initial beneficiaries. For the EBITDA definition, please refer to section “Key Indicators of Performance and Financial Condition” of ITEM 5. Operating and Financial Review and Prospects. The assigned shares are registered to a Trustee company and are subject to the prohibition to sell and to the selling commitment in accordance to a one-year lock-up period.

The transfer of ownership of the shares is finalized after each initial beneficiary signs an agreement which binds the beneficiaries to re-sell to Stevanato Group, fully or partially, the Shares assigned to them in case the targets provided for the vesting period in relation to which the shares were assigned should not be totally or partially achieved. A similar obligation is provided if, within the end of the vesting period, the employment relationship terminates.

In the event of over-performances related to the Key Indicators of Performance, initial beneficiaries will be granted, free of charge, an additional number of Stevanato Group shares related to the vesting period in which the targets were exceeded and the additional shares assigned will be subject to the time-limited prohibition to sell.

On June 3, 2021 a total of n. 236,988 ordinary shares, which were previously held in treasury, were assigned to the initial beneficiaries of the plan.

The fair value measurement of the stock grant plan for the initial beneficiaries consists of the following components:

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

On May 12, 2022, Stevanato Group S.p.A. sent, to the new beneficiaries of shares, a letter granting them the right to obtain the transfer free of charge of a certain number of shares if the targets, in terms of consolidated revenue and EBITDA provided for the vesting period in relation to which the shares were assigned, are achieved. New beneficiaries are individuals who play a strategic role in the Group, including its economic and strategic development, and the above right to transfer shares (subject to certain conditions) aligns their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The effectiveness of the rights attributed to each of the new beneficiaries of shares is conditional upon the verification by the Stevanato Group's administrative body of the degree of achievement of the performance target provided in relation to the first vesting period after the end of the first vesting period. On the basis of this assessment the number of shares indicated in the letter of attribution of rights can be reduced based on the degree of target achievement.

The following table summarize the IAS 19 components of the obligation expense recognized in the statement of profit or loss and amounts recognized in the statement of financial position:

	Stock grant plan 2021-2027	Total
	(EUR thousand)
At January 1, 2021	—	—
Transfer from SOP 2012-2021	400	400
Interest cost	6	6
Current service cost	947	947
At December 31, 2021	1,353	1,353
Current service cost	—	—
At December 31, 2022	1,353	1,353

Other share-based compensation

As at December 31, 2022, the Group recognized a liability for other share-based compensation amounting to EUR 665 thousand. This represents the estimate of the grant date fair value of the award for the purposes of recognizing the services received by employees during the period between service commencement date and grant date.

31. Provisions

The balances as of December 31, 2022 are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2022	1,061	591	572	1,275	3,499
Arising during the year	90	27	2,373	82	2,572
Utilized	(49)	—	(114)	(265)	(428)
Unused amounts reversed	—	—	(63)	(68)	(131)
Exchange rate difference	—	36	2	2	40
At December 31, 2022	1,102	654	2,770	1,026	5,552

Current	—	—	—	—	—
Non-current	1,102	654	2,770	1,026	5,552

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2021	1,061	523	1,664	1,136	4,384
Arising during the year	65	23	4,235	139	4,462
Utilized	—	—	(745)	—	(745)
Unused amounts reversed	(65)	—	(4,631)	—	(4,696)
Exchange rate difference	—	45	49	—	94
At December 31, 2021	1,061	591	572	1,275	3,499

Current	—	—	—	—	—
Non-current	1,061	591	572	1,275	3,499

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

The provision for legal proceeding and sundry risks represents management’s best estimate of the expenditures expected to be required to settle on otherwise resolve legal proceeding and disputes. As of December 31, 2022 the Group accrued EUR 1.4 million related to employment and personnel matters in the United States.

As of December 31, 2022 provision for legal and sundry risks also include accruals in connection with taxation related to personnel severance amounting to EUR 610 thousand and a provision for workers compensation insurance for overall EUR 538 thousand.

32. Other non-current liabilities

Other non-current liabilities as of December 31, 2022 and December 31, 2021 amount to EUR 18,060 thousand and EUR 1,808 thousand respectively. The increase mainly relates to (i) an advance payment from the U.S. Biomedical Advanced Research and Development Authority (BARDA) of EUR 13,931 thousand, which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for hard costs at the site of EUR 2,261 thousand. In addition to that, the increase reflects holiday pay for Danish companies’ employees following the transition to the new Danish Holiday Act that started in 2019.

33. Trade payables and other current liabilities

Trade payables and other current liabilities are detailed as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Trade payables	239,179	164,787
Payables to social security institutions	7,528	6,362
Payables to personnel	37,269	32,772
VAT Payables	436	5,195
Other tax payables	—	3,181
Deferred Income and Prepayments	12,471	8,222
Other current liabilities	11,796	10,081
Total trade payables and other current liabilities	308,679	230,600

The book value of trade payables is approximately equal to their fair value. Terms and condition of the above financial liabilities:

-
Trade payables are non-interest bearing and are normally settled on 60 to 90-day term;
-
Other payables are non-interest bearing and have an average term of six months.

Other current liabilities include customer returns that reflect the improved estimate on expected liabilities against future expected returns regarding revenue recognized in the current or in previous years, estimated on the basis of past experience.

In 2018 the Group launched the “Confirming program”, a web-based and pay-per-use Supply Chain Finance solution, that allows Group suppliers to anticipate their receivables. The main benefits for the Group are an improvement of supply chain financial stability and a simplification in payment management cycle. Under such program, the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group's liability is assigned by the supplier to be due to the relationship bank rether than the supplier. The value of the liability payable by the Group remains unchanged. As at December 31, 2022 the total amount of accounting payables related to the Confirming program equals to EUR 20,695 thousand (EUR 3,900 thousand as at December 31, 2021). The Group assesses the arrangement against indicators to assess if debts, which vendors have sold to the funder under the supplier financing scheme, continue to meet the definition of trade payables or should be classified as borrowings. At December 31, 2022, the payables meet the criteria of trade payables.

34. Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Contract Liabilities	14,847	18,771
Advances from customers	26,568	23,616
Total contract liabilities and advances from customers	41,415	42,387

Current	41,415	42,387
Non-current	—	—

Contract liabilities relate to ongoing customer-specific construction contracts of the Engineering System Division and of the In-vitro diagnostic business. The Group has contract net liabilities of EUR 14,847 thousand and EUR 18,771 thousand as at December 31, 2022 and December 31, 2021 respectively. Contract assets gross amounts to EUR 64,293 thousand (EUR 27,504 thousand in 2021), net of invoices issues of EUR 79,140 thousand (EUR 46,275 thousand in 2021).

Advances from customers relate to sales whose revenue are recognized at point in time.

35. Leases

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

Movements in the leased Right of Use assets in 2022 are shown below:

	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2021	17,969	8,691	330	9,002	35,992
Additions	1,549	278	16	1,268	3,111
Disposals	(1,437)	(199)	—	(19)	(1,655)
Exchange rate differences	885	25	—	50	960
At December 31, 2021	18,966	8,795	346	10,301	38,408
Additions	1,554	—	—	1,371	2,925
Disposals	(610)	—	—	(137)	(747)
Exchange rate differences	608	20	—	16	644
At December 31, 2022	20,518	8,815	346	11,551	41,230

Depreciation
At January 1, 2021	4,561	2,382	131	3,538	10,612
Depreciation charge for the year	2,579	1,546	71	2,006	6,202
Disposals	(1,308)	(26)	—	(3)	(1,337)
Exchange rate differences	207	3	—	31	241
At December 31, 2021	6,039	3,905	202	5,572	15,718
Depreciation charge for the year	2,658	1,553	72	2,041	6,324
Disposals	(131)	—	—	(87)	(218)
Exchange rate differences	109	3	—	5	117
At December 31, 2022	8,675	5,461	274	7,531	21,941

Net book value
At December 31, 2022	11,843	3,354	72	4,020	19,289
At December 31, 2021	12,927	4,890	143	4,729	22,690

Set out below are the carrying amounts of lease liabilities (included under interest-bearing loans and borrowings) and the movements during the period:

	2022	2021
	(EUR thousand)
At January 1	23,127	25,621
Additions	2,866	2,837
Accretion of interest	573	585
Payments	(6,595)	(6,498)
Early terminated contracts	(527)	(150)
Exchange rate difference	538	732
At December 31	19,982	23,127

Current	5,325	5,553
Non-current	14,657	17,574

The following are the amounts recognized in profit or loss:

	For the year ended December 31,
	2022	2021	2020
	(EUR thousand)
Depreciation expense of Right of Use assets	6,325	6,202	5,956
Interest expense on lease liabilities	573	585	624
Expense relating to short-term leases	1,673	1,252	1,901
Expense relating to leases of low-value assets	3,968	5,180	3,744
Total amount recognized in profit or loss	12,539	13,219	12,225

36. Subsidiaries with material non-controlling interest

The Stevanato Group comprises the following subsidiaries with material non-controlling interest:

		At December 31,	At December 31,
Name	Country	2022	2021

Ompi of Japan Co., Ltd.	Japan	49%	49%
Medical Glass a.s.	Slovakia	0.26%	0.26%

		At December 31,	At December 31,
		2022	2021
		(EUR thousand)

Proportion of equity interest held by non-controlling interests:
Ompi of Japan Co., Ltd.		451	419
Medical Glass a.s.		(64)	(56)
		387	363

Profit allocated to material non-controlling interest:
Ompi of Japan Co., Ltd.		(176)	60
Medical Glass a.s.		9	(8)
		(167)	52

Changes in non-controlling interests are shown in the consolidated statement of changes in equity.

The tables below show the summarized income statement for the year ended December 31, 2022:

	Ompi of Japan Co., Ltd.	Medical Glass a.s.
	(EUR thousand)

Net Sales	7,059	38,362
Cost of Sales	5,779	37,255
Gross Profit	1,280	1,107

Other operating income	—	42
Selling and marketing expenses	484	46
Research and development expenses	144	—
General and administrative expenses	126	4,470
Operating profit	526	(3,367)

Interest income	33	47
Interest expense	45	136
Profit before tax	514	(3,456)

Income taxes	154	79
Net Profit	360	(3,535)

Total comprehensive income	388	(3,535)

Attributable to non-controlling interests	176	(9)
Dividends paid to non-controlling interests	—	—

The tables below show the summarized income statement for the year ended December 31, 2021:

	Ompi of Japan Co., Ltd.	Medical Glass a.s.
	(EUR thousand)

Net Sales	4,325	41,643
Cost of Sales	3,542	34,425
Gross Profit	783	7,218

Other operating income	—	195
Selling and marketing expenses	299	177
Research and development expenses	150	—
General and administrative expenses	452	3,302
Operating profit	(118)	3,934

Interest income	37	111
Interest expense	90	42
Profit before tax	(171)	4,003

Income taxes	(48)	826
Net Profit	(123)	3,177

Total comprehensive income	(123)	3,165

Attributable to non-controlling interests	(60)	8
Dividends paid to non-controlling interests	—	—

The tables below show the summarized income statement for the year ended December 31, 2020:

	Ompi of Japan Co., Ltd.	Medical Glass a.s.
	(EUR thousand)

Net Sales	6,811	36,852
Cost of Sales	5,509	30,039
Gross Profit	1,302	6,813

Other operating income	—	43
Selling and marketing expenses	349	165
Research and development expenses	157	—
General and administrative expenses	518	2,715
Operating profit	278	3,976

Interest income	17	2
Interest expense	74	30
Profit before tax	221	3,948

Income taxes	66	834
Net Profit	155	3,114

Total comprehensive income	155	3,111

Attributable to non-controlling interests	76	8
Dividends paid to non-controlling interests	—	—

The tables below show the summarized financial position as at December 31, 2022:

	Ompi of Japan Co., Ltd.	Medical Glass a.s.
	(EUR thousand)

Property, plant and equipment and other non-current assets	395	19,102
Net working capital	(92)	5,228
Total non-current liabilities and provision	—	(769)
Net capital employed	303	23,561
Net financial position*	(864)	(2,306)
Total equity	(561)	21,255

Attributable to:
Equity holders of parent	(286)	21,199
Non-controlling interest	(275)	55

*Net financial position is determined as the algebraic sum of cash and cash equivalent, other current financial assets, non-current financial liabilities and current financial liabilities

The tables below show the summarized financial position as at December 31, 2021:

	Ompi of Japan Co., Ltd.	Medical Glass a.s.
	(EUR thousand)

Property, plant and equipment and other non-current assets	534	13,658
Net working capital	(280)	5,582
Total non-current liabilities and provision	—	(653)
Net capital employed	254	18,587
Net financial position*	(1,233)	6,204
Total equity	(979)	24,791

Attributable to:
Equity holders of parent	(500)	24,727
Non-controlling interest	(479)	64

*Net financial position is determined as the algebraic sum of cash and cash equivalent, other current financial assets, non-current financial liabilities and current financial liabilities
37. Related party disclosures

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

Transaction with related parties refer to:

-
for the year ended December 31, 2021 and 2020, revenue from the sale of drug containment solutions from the associate Swissfillon AG up to the date of the derecognition (October 22, 2021);
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
-
for the year ended December 31, 2021 and 2020 consulting services rented by Federici William, by MJB Consultants LLC and Progenitor Capital Partners LLC, whose beneficial owners are Board members in Stevanato Group;
-
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;
-
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary SVM Automatik A/S;
-
rentals paid to members of Stevanato family;
-
loans disbursed in 2018 and 2019 by SE Holdings Co. Ltd, the minority shareholder of the subsidiary Ompi of Japan, amounting respectively to JPY 73.5 million and JPY 49.0 million;
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
-
during the fiscal year ended December 31, 2021, Stevanato Group S.p.A. made loans aggregating approximately EUR 447 thousand to two senior executives in order for them to pay taxes arising from shares granted to them under our restricted stock grant plan. At the time the loans were made, management believed that these loans were permissible and did not violate Section 13(k) of the Exchange Act. Upon being advised that such loans were impermissible the two executives repaid such loans in full, after the end of the first quarter of 2022. As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that “The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company.”;
-
for the year ended December 31, 2021, recharge of the costs pertaining to the public offer for shares sale to Stevanato Holding S.r.l.;
-
consulting services rented by C.T.S. Studio AS, whose beneficial owner is a Board member in the sub-holding Stevanato Group International AS;
-
revenue from the sale of drug containment solutions to Incog BioPharma Services, Inc, a U.S. based biopharma services company, majority owned by SFEM Italia S.r.l..

The amounts of transactions with related parties recognized in the consolidated income statement and the related assets and liabilities are as follows:

For the year ended and as at December 31, 2022

	Revenue	Costs*
	(EUR thousand)

Other related parties
Winckler & Co. Ltd.	—	313
Società Agricola Stella S.r.l.	—	90
SFEM Italia S.r.l.	—	19
E & FKH Ejendomme ApS	—	419
Piovesan Barbara	—	30
Studio Legale Spinazzi Azzarita Troi	—	384
Fondazione Stevanato	—	305
C.T.S. Studio AS	—	23
Incog BioPharma Services Inc	509	—

* Costs include cost of sale, selling, general administrative costs and other expenses net

	Trade receivables	Trade payables	Other Assets	Other Liabilities
	(EUR thousand)
Other related parties
Winckler & Co. Ltd.	—	28	—	—
Società Agricola Stella S.r.l.	—	48	—	—
SFEM Italia S.r.l.	—	2	—	—
Studio Legale Spinazzi Azzarita Troi	—	70	—	—
C.T.S. Studio AS	—	2	—	—
Incog BioPharma Services Inc	451	—	—	—

Loan from/to related parties

For the year ended and as at December 31, 2022

	Interest received	Interest paid	Financial assets or liabilities
	(EUR thousand)

Other related parties
SE Holdings Co.Ltd.	—	5	(871)

Key management personnel of the Group:
Directors and Key Managers	2	—	—

For the year ended and as at December 31, 2021

	Revenue	Costs*
	(EUR thousand)

Parent company
Stevanato Holding S.r.l.	4,475	—

Associate companies
Swissfillon AG	565	—

Other related parties
Winckler & Co. Ltd.	—	352
Società Agricola Stella S.r.l.	—	99
SFEM Italia S.r.l.	—	19
MJB Consultants LLC	—	57
Progenitor Capital Partners LLC	—	67
E & FKH Ejendomme ApS	—	410
Piovesan Barbara	—	30
Studio Legale Spinazzi Azzarita Troi	—	578
Federici William	—	69
Fondazione Stevanato	—	180
C.T.S. Studio AS	—	20
Incog BioPharma Services Inc	671	—

	Trade receivables	Trade payables	Other Assets	Other Liabilities
	(EUR thousand)
Other related parties
Winckler & Co. Ltd.	—	29	—	—
Società Agricola Stella S.r.l.	—	54	—	—
SFEM Italia S.r.l.	—	2	—	—
Studio Legale Spinazzi Azzarita Troi	—	151	—	—
C.T.S. Studio AS	—	2	—	—
Incog BioPharma Services Inc	393	—	—	—

* Costs include cost of sale, selling, general administrative costs and other expenses net

Loan from/to related parties

For the year ended and as at December 31, 2021

	Interest received	Interest paid	Financial assets or liabilities
	(EUR thousand)

Associate companies		—
Swissfillon AG	10	—	—

Other related parties
SE Holdings Co.Ltd.	—	5	(940)

Key management personnel of the Group
Directors and Key Managers	22	—	447

For the year ended December 31, 2020

	Revenue	Costs*
	(EUR thousand)

Associate companies
Swissfillon AG	790	—

Other related parties
Winckler & Co. Ltd.	—	350
Società Agricola Stella S.r.l.	—	72
SFEM Italia S.r.l.	—	19
MJB Consultants LLC	—	142
Progenitor Capital Partners LLC	—	84
E & FKH Ejendomme ApS	—	399
Piovesan Barbara	—	30
Studio Legale Spinazzi Azzarita Troi	—	536
Fondazione Stevanato	—	155

* Costs include cost of sale, selling, general administrative costs and other expenses net

Loan from/to related parties

For the year ended December 31, 2020

	Interest received	Interest paid
	(EUR thousand)

Associate companies
Swissfillon AG	20	—

Other related parties
SE Holdings Co.Ltd.	—	6

Key management personnel of the Group
Directors and Key Managers	53	—

Emoluments to Directors and Key Management

The fees of the Directors of Stevanato Group S.p.A. are as follows:

For the year ended December 31, 2022

	Fixed remuneration		Pension	Share based	Total
	Annual	Fringe	expense (2)	compensation (3)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	2,353	12	62	379	2,806

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to Trattamento Fine Mandato accrued on the year

(3) Shares granted to board members

For the year ended December 31, 2021

	Fixed remuneration		Pension	Long Term	Share based	Total
	Annual	Fringe	expense(2)	Benefits(3)	compensation (4)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	2,196	14	50	(2,966)	350	(356)

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to Trattamento Fine Mandato accrued on the year

(3) Long term benefits related to cash settled awards early terminated in 2021

(4) Shares granted to board members

For the year ended December 31, 2020

	Fixed remuneration		Pension	Long Term	Total
	Annual	Fringe	expense (2)	Benefits (3)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	1,688	28	50	412	2,178

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to Trattamento Fine Mandato accrued on the year

(3) Long term benefits related to cash settled awards

The aggregate compensation for members of the Senior Management Team (excluding the Chairman and including the CEO) is as follows:

For the year ended December 31, 2022

	Fixed remuneration		Variable	Pension	Share based	Total
	Annual	Fringe	remuneration(2)	expense (3)	compensation(4)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,619	26	1,198	87	5,423	8,353

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO and LTI. With regard to variable compensation, key managers' performance is measured not only by financial indicators, such as revenue and EBITDA margin, but also by non-financial indicators such as (i) environment: programs in line with carbon neutrality, (ii) gender balance in senior position, (iii) quality mindset and performances and (iv) values and guiding principles.

(3) Pensions expense related to Trattamento Fine Rapporto accrued on the year

(4) Shares granted under stock grant plan 2021-2027 and other shares based incentive plans

For the year ended December 31, 2021

	Fixed remuneration		Variable	Pension	Long Term	Share based	Total
	Annual	Fringe	remuneration(2)	expense(3)	Benefits(4)	compensation(5)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,210	21	1,014	85	(6,007)	1,536	(2,141)

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO and LTI

(3) Pensions expense related to Trattamento Fine Rapporto accrued on the year

(4) Long term benefits related to cash settled awards early terminated in 2021

(5) Share-based compensation awarded under stock grant plan 2021-2027

For the year ended December 31, 2020

	Fixed remuneration		Variable	Pension	Long Term	Total
	Annual	Fringe	remuneration(2)	expense(3)	Benefits(4)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,150	23	698	81	1,254	3,206

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO

(3) Pensions expense related to Trattamento Fine Rapporto accrued on the year

(4) Long term benefits related to cash settled awards

38. Commitments and contingencies

Commitments, guarantees and contingent liabilities can be described as follows:

	At December 31,	At December 31,
	2022	2021
	(EUR thousand)
Guarantees	112,381	99,535
of which secured	4,707	4,707
Total Guarantees	112,381	99,535

As at December 31, 2022 the main commitments and risks assumed by the Stevanato Group are as follows:

-
Suretyship issued in favor of Nordea Bank for EUR 17,482 thousand (EUR 17,482 thousand in 2021) on behalf of SVM Automatik A/S;

-
Suretyship issued in favor of Nordea Bank for EUR 9,413 thousand (EUR 9,413 thousand in 2021) on behalf of Innoscan A/S;
-
Letter of Comfort in favor of Unicredit AG for EUR 15,000 thousand (EUR 15,000 thousand in 2021) on behalf of the company Balda Medical Gmbh.

Secured guarantees for EUR 4,707 thousand (EUR 4,707 thousand in 2021) concern the floating charge on the Danish companies against short-term credit lines.

The guarantees provided by credit institutions and insurance companies on behalf of Group companies in favor of third parties amount to EUR 51,968 thousand (EUR 39,907 thousand in 2021) and mainly comprise advance payment and performance bond issued in favor of clients in the Engineering division and of Balda Medical GmbH.

39. Qualitative and quantitative information of financial risks

The Group is exposed to the following financial risks connected with its operations:

-
financial market risk, mainly relating to foreign currency exchange rates and to interest rates;
-
liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
-
credit risk, arising both from its normal commercial relations with customers, and its financing activities;

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

In particular, to manage foreign exchange rate risk, the Group has adopted a hedging policy, approved by the Board of Directors of Stevanato Group S.p.A.. Hedging activities are mainly executed at central level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, taking account also of budgeted future revenue/costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on Group results.

Information on foreign currency exchange rate risk

The Group is exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect its earnings and equity. In particular:

-
Where a Group company incurs costs in a currency different from that of its revenue, any change in foreign currency exchange rates can affect the operating results of that company.
-
The main foreign currency to which the Group is exposed is U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against Euro, Mexican Pesos and Renminbi. Other exposures included the exchange rate between the Euro and the following currencies: Japanese Yen, Danish Krone. It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
-
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenue and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenue, costs and profit as restated in Euro. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.
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

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2022, except for those arising on financial instruments measured at fair value, amounted to net gain of EUR 859 thousand (EUR 2,584 thousand net loss in 2021).

There have been no substantial changes in 2022 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The Group actively hedges against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are only partially designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally from three to twelve months.

The Group is holding the following contracts:

As at December 31, 2022

		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
	(EUR thousand)
Notional amount (1)	Forward	40,000		10,000	50,000	1,658	Other current financial assets
Average forward rate (EUR/USD)		1.031		1.084	—
Notional amount (2)	Forward		15,000	25,000	40,000	849	Other current financial assets
Average forward rate (EUR/USD)			1.060	1.064	—
Total					90,000	2,507
(1) Derivatives not designated as hedging instruments
(2) Derivatives designated as hedging instruments

As at December 31, 2021

		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
	(EUR thousand)
Notional amount	Forward			36,702	36,702	(21)	Current financial liabilities
Average forward rate (EUR/DKK)				7.438	—
Notional amount	Forward			9,372	9,372	50	Other current financial assets
Average forward rate (EUR/USD)				1.139	—
Notional amount	Forward			990	990	20	Other current financial assets
Average forward rate (EUR/JPY)				128.750	—
Total					47,064	49

Set out below is the impact of hedging on equity:

	Cash Flow Hedge Reserve	Cost of Hedging Reserve
	(EUR thousand)
As at January 1, 2022	—	—
Foreign exchange forward	(1,084)	235
Tax effect	260	(56)
As at 31 December, 2022	(824)	179

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

The Group’s most significant floating rate financial assets at December 31, 2022 are cash and cash equivalents and certain financial current investments.

The financial liabilities composition and the impact of the hedging instrument on the statement of financial position as at December 31, 2022 and December 31, 2021 are as follows:

As at December 31, 2022

	IRS	FIX	Floating	Total nominal amount	Effect amortized cost	Total	MtM IRS Derivates	Line item in the statement of financial position
	(EUR thousand)
Bank loans	131,946	2,467	404	134,817	(230)	134,587	5,983	Current financial liabilities/ Non-current financial liabilities
Bank overdrafts	—	13,244		13,244	—	13,244	—	Other financial liabilities
Financial payables for share acquisition	—	—	—	—	—	—	—	Current financial liabilities
Financial liabilities due to related parties	—	871	—	871	—	871	—	Current financial liabilities
Financial liabilities due to other lenders	—	—	796	796	—	796	—	Current financial liabilities/ Non-current financial liabilities
Notes	—	50,000	—	50,000	(319)	49,681	—	Non-current financial liabilities
Total	131,946	66,582	1,200	199,728	(549)	199,179	5,983

Percentage on Total	66%	33%	1%

As at December 31, 2021

	IRS	FIX	Floating	Total nominal amount	Effect amortized cost	Total	MtM IRS Derivates	Line item in the statement of financial position
	(EUR thousand)
Bank loans	167,864	2,686	404	170,954	(391)	170,563	(1,681)	Current financial liabilities/ Non-current financial liabilities
Bank overdrafts	—	—	37	37	—	37	—	Other financial liabilities
Financial payables for share acquisition	—	—	—	—	—	—	—	Current financial liabilities
Financial liabilities due to related parties	—	940	—	940	—	940	—	Current financial liabilities
Financial liabilities due to other lenders	—	2,524	—	2,524	—	2,524	—	Current financial liabilities/ Non-current financial liabilities
Notes	—	50,000	—	50,000	(380)	49,620	—	Non-current financial liabilities
Total	167,864	56,150	441	224,455	(771)	223,684	(1,681)

Percentage on Total	75%	25%	0%

The risk arising from to net investment in foreign subsidiaries is monitored; no active hedging is currently being performed. With regard to commodity risk, the Group enters into fixed-price contracts for certain utilities.

Set out below is the impact of hedging on equity:

Cash Flow Hedge Reserve
(EUR thousand)
As January 1, 2021	3,345
Interest Rate Swap	(2,721)
Tax effect	653
As at December 31, 2021	1,277
Interest Rate Swap	(7,663)
Tax effect	1,839
As at December 31, 2022	(4,547)

The following table presents an analysis of sensitivity to a change in (i) interest rates on the portion of loans and borrowings affected (nearly zero due to the early repayment of almost all the loans with floating rate), and (ii) exchange rates for the currencies the Group is majorly exposed to. With all other variables held constant, the Group’s marginality is affected as follows:

As at December 31, 2022

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
(EUR thousand)
	+20 BP	-20 BP	—	—
	+50 BP	-50 BP	—	—
	+100 BP	-100 BP	—	—

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on EBITDA
	(EUR thousand)
Euro	1%	(1)%	(1,752)	1,788
US dollar	3%	(3)%	(5,154)	5,473
	5%	(5)%	(8,427)	9,314

Euro	1%	(1)%	140	(143)
Mexican Pesos	3%	(3)%	411	(437)
	5%	(5)%	673	(744)

Euro	1%	(1)%	(116)	118
China Renmimbi	3%	(3)%	(340)	361
	5%	(5)%	(556)	615

As at December 31, 2021

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
(EUR thousand)
	+20 BP	-20 BP	—	—
	+50 BP	-50 BP	—	—
	+100 BP	-100 BP	—	—

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on EBITDA
	(EUR thousand)
Euro	1%	(1)%	(1,190)	1,214
US dollar	3%	(3)%	(3,500)	3,716
	5%	(5)%	(5,722)	6,324

Euro	1%	(1)%	156	(159)
Mexican Pesos	3%	(3)%	459	(487)
	5%	(5)%	750	(829)

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

The following table summarizes the due dates of the Group’s financial and other liabilities at December 31, 2022 and at December 31, 2021 on the basis of contractual payments which have not been discounted:

As at December 31, 2022
	Due within one year	Due between one and five years	Due beyond five years	Total
	(EUR thousand)
Bank overdrafts	13,244	—	—	13,244
Borrowings from banks (*)	50,680	84,136	—	134,816
Notes (*)	—	25,000	25,000	50,000
Lease liabilities (**)	5,785	10,362	6,211	22,358
Other Financial liabilities	1,666	—	—	1,666
Trade payables	239,180	—	—	239,180
Tax payables	41,655	—	—	41,655
Other liabilities	69,499	18,060	—	87,559
Employee Benefits	2,187	—	6,127	8,314
Total liabilities	423,896	137,558	37,338	598,792

(*) The corresponding balance reported in the financial statement position is EUR 134,587 thousand and EUR 49,681 thousand respectively at 31 December 2022 and refers to adoption of amortized cost.

(**) The corresponding balance in the financial statement position is EUR 19,982 thousand and refers to adoption of IFRS 16.

As at December 31, 2021
	Due within one year	Due between one and five years	Due beyond five years	Total
	(EUR thousand)
Bank overdrafts	37	—	—	37
Borrowings from banks (*)	36,357	134,006	591	170,954
Notes (*)	—	—	50,000	50,000
Lease liabilities (**)	6,046	12,751	6,961	25,758
Other Financial liabilities	2,729	735		3,464
Trade payables	164,787	—	—	164,787
Tax payables	19,440	—	—	19,440
Other liabilities	65,813	1,808	0	67,621
Employee Benefits	—	11,853	—	11,853
Total liabilities	295,209	161,153	57,552	513,914

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

Trade receivables as of December 31, 2022, amounting overall to EUR 218,695 thousand (EUR 171,803 thousand in 2021), include receivables not overdue of EUR 164,106 thousand and overdue receivables of EUR 54,589 thousand, of which EUR 46,483 thousand within 90 days, EUR 4,444 thousand between 90 and 180 days, EUR -11 thousand between 181 and 365 days and EUR 3,674 thousand beyond 365 days. As of December 31, 2022 the Group has accrued an allowance for doubtful accounts amounting to EUR 5,961 thousand (EUR 6,544 thousand in 2021).
40. Covid-19 Pandemic

Stevanato Group has been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures to contain the spread of the virus. The Group experienced both positive and negative impacts from the pandemic.

The Group believes that it is likely that the unfavorable impacts from COVID-19 on production and operational capabilities will continue to abate in fiscal year 2023. The unfavorable impacts included: (i) a temporary decrease in the sales of certain non-COVID-19 products as traditional healthcare procedures were postponed (ii) labor absenteeism; (iii) disruptions to production lines; and (iv) delays in, and increased costs of raw materials, logistics, and other input costs. However, COVID-19 also provided an uplift to the Group's business with an acceleration of revenue from the sale of syringes and vials for vaccination programs globally. Stevanato Group has been supplying: (i) glass vials and syringes to approximately 90% of currently marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19.

Currently, the Group expects revenue from COVID-related products and services will continue to decrease in fiscal year 2023 compared to fiscal year 2022. The Group still expects to benefit from sales related to COVID-19 products and services, but to a lesser extent, as governments worldwide continue to support and promote COVID-19 vaccine programs. Longer-term, there remains uncertainty around the magnitude of demand for COVID-19 related products, however we currently expect demand for products related to COVID-19 will decrease and become part of our vaccine business as COVID-19 moves into endemic stage.

41. Impact of war in Ukraine

On February 24, 2022, Russia launched a military invasion of Ukraine. As of today, active conflict is underway in and impacting several major Ukrainian cities.

The military actions undertaken by Russian military forces against Ukraine resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. Such sanctions, together with any additional measure that may be adopted in connection with this situation, may, in various ways, constrain Russia and Ukraine related transactions.

Such military actions against Ukraine, as well as the measures adopted, or that may be adopted, by other countries in response to these events, including new and stricter sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus (or other countries that were to become involved), could have a material adverse effect on Group operations. The Group is monitoring the conflict, but cannot predict whether this situation, which is unfolding in real-time, may escalate and result in broader economic and security conditions or in material implications for its business. None of the Group’s operational locations are located in Russia or the Ukraine.

Primarily as a result of the Russian-Ukrainian conflict, gas and electricity prices have risen dramatically and affected Group margins, but the Group has not faced any material disruption in accessing natural gas for its operations to date. The Group’s operations in Italy have the highest gas consumption across its European operations.

According to widely published press reports, the Italian government has taken steps to shore up its natural gas supplies and lower its dependence on Russian supplies. Italy has signed agreements with several other countries to diversify the country’s natural gas sources and Algeria is now the largest supplier of natural gas to Italy. On October 2, 2022, the Italian government stated that gas storage levels in Italy were estimated to be at more than 90%. In addition, the Group believes it may be eligible for priority status since its business operations are devoted to the delivery of mission-critical pharmaceutical products.

However, the current conflict and the imposition of financial and economic sanctions following the invasion may negatively impact the Group's ability to source gas at commercially reasonable terms, or at all. The war resulted in a worldwide increase in the price of utilities, specifically natural gas. In response, we adjusted prices accordingly to cover the impacts of these price increases.

42. Global Macroeconomic Scenario

One of the main elements to consider in the global macroeconomic scenario is the inflation rate, which has recently reached record-high level in some countries. Although prices had been already creeping up due to the rapid rebound from the pandemic and related supply chain constraints, inflation soared and became much more pervasive around the world following Russia’s conflict with Ukraine.
Inflation deteriorates the economic outlook because it results in higher production costs for businesses, a reduction in real income for households, and also because it pushes central banks towards tighter monetary policies in order to pursue their statutory goals, thus resulting in a slowdown of the economic activity.

One of the primary challenges for the European and global economy in recent months has been the fluctuations in the energy market. Energy prices have risen sharply, mainly related to sanctions imposed on Russia in connection with the conflict with Ukraine, along with countermeasures relating to such sanctions.
The decline in oil and natural gas prices in recent months is mainly related to lower demand and the mild weather experienced in the Fall 2022, which allowed storage facilities in many European countries to be filled and reduce the risk of possible supply demand imbalances.
Governments have already done a lot to ease the economic pain from high energy and food prices, including price caps, price and income subsidies and reduced taxes. However, since energy prices are likely to remain high and volatile for some time, untargeted measures to keep prices down may become increasingly unaffordable, and could discourage the needed energy savings.

In order to pursue price stability, the Federal Reserve in the U.S. and other central banks in various countries have raised, and may again raise, interest rates in response to concerns about inflation. Through an increase in the key interest rate, central banks make borrowing more expensive and encourage saving, thereby influencing consumer demand for goods and services as well as business investment. This can help reduce inflation but can also result in lower economic activity.

In addition to higher energy prices, higher inflation is also related to issues along value chains that have characterized the global economy since the acute phase of the COVID-19 pandemic in 2020. The Russian-Ukrainian conflict adds to an already complex situation, in which a globally uneven economic recovery in the aftermath of the pandemic crisis created bottlenecks in the supply of components and inputs critical to economic activity. These pressures are showing signs of easing in recent months.

General global economic downturns and macroeconomic trends, including heightened inflation, capital market volatility, interest rate and currency rate fluctuations, and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations have affected, and may continue to affect, the reported value of the Group assets and liabilities, as well as cash flows.

43. Events after the reporting period

On January 3, 2023 the beneficiaries involved in the new Restricted Shares Plan 2023-2027 and Performance Shares Plan 2023-2027 received a letter that granted them the right obtain the transfer free of charge of a certain number of shares if the underlying conditions are met. The Restricted Shares Plan and the Performance Shares Plan were adopted by the Board of Directors on December 15, 2022, as sub-plans of the Long Term Incentive Plan.

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent, for the first vesting period (January 2023 - December 2025), 50% of the same beneficiaries grant target pay opportunity, while Performance Shares represent 50% of the beneficiaries grant target pay opportunity. For the second vesting period (January 2024 - December 2026) and third vesting period (January 2025 - December 2027), the company will communicate to beneficiaries within the grant letter the mix of Performance and Restricted Shares.

The granting of awards under the Restricted Shares Plan, for each vesting period, is subject to and dependent on the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment -3 equal annual installments-, the relationship between the participant and the company is still in existence, unless otherwise agreed by the Chief Executive Officer. In particular, the presence period is differentiated in coherence with the vesting schedule and coincides with the period between the grant of rights date and each installment-vesting schedule.

The right to the award of Shares under the Performance Shares Plan, for each vesting period -3 years cliff vesting-, as a consequence of the relative right to receive the number of shares is subject to the positive outcome of the verification by the Board of Directors at the date of verification relating to two different performance targets which are independent of each other:

I. 50% of the target number of shares will vest if the Group achieves the targets in relation to the revenue growth performance criterion;

II. 50% of the target number of shares will vest if the Group achieves the targets in relation to the ROIC Performance Criterion;

The performance target level, minimum target, overachievement target and maximum target of each performance criterion, for each vesting period, were communicated to beneficiaries within the grant letter.

On January 17, 2023 and February 28, 2023, Stevanato Group entered into two term loan contracts, totaling EUR 130.0 million, to support production capacity expansion in U.S. and Italy. The first loan agreement was financed through BNP Paribas for EUR 70.0 million and the second loan for EUR 60.0 million was financed through Cassa Depositi e Prestiti. Both financing have five years tenor with two years of availability period to draw down, two years of pre-amortizing period and three years of amortizing period.

Both loans are “ESG-linked” with potential price improvement linked to the yearly successful achievement of two ESG KPIs.