Form 20-F
period 2023-12-31
Stevanato Group S.p.A.
filed 2024-03-07
CIK 1849853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Yes ☒ No☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

☒

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

Financial Statements

We present in this annual report the audited consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021. These financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

All references herein to “our financial statements” or “our consolidated financial statements”, are the Consolidated Financial Statements included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.

As of the date of this annual report, our authorized share capital is €21,698,480.00 divided into 295,540,036 shares without par value, including 34,870,467 ordinary shares and 260,669,569 Class A shares, of which 30,073,093 shares are held in treasury. On March 4, 2021, the shareholders’ meeting approved a share split following which the then existing 20,002 shares have been split into a total of 100,010,000 ordinary shares with no par value, without changing the amount of the share capital. On July 1, 2021 the shareholders’ meeting approved a further share split following which all the existing 100,010,000 shares have been split into a total of 272,427,240 shares in the ratio of 2.724 new shares post-split for each share outstanding prior to the share split. In connection with the split that occurred on July 1, 2021, all of the ordinary shares held by Stevanato Holding S.r.l. and the ordinary shares held in treasury were converted into Class A shares.

On July 20, 2021 we completed our initial public offering, at completion of which 22,400,000 ordinary shares were offered by us and 9,600,000 ordinary shares were offered by Stevanato Holding S.r.l.. On August 18, 2021 the underwriters further purchased 712,796 newly issued ordinary shares from us and 305,484 ordinary shares from Stevanato Holding S.r.l.

On August 30, 2023, for the purpose of granting of ordinary shares to the beneficiaries of the Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2022, 364,139 Class A shares held in treasury were converted into ordinary shares and, thereafter, granted to the relevant beneficiary; as a result of such conversion, our share capital (divided into a total of 295,540,036 Shares) included 34,467,144 ordinary shares and 261,072,892 Class A shares.

On September 7, 2023, for the purpose of granting of ordinary shares to directors and employees of the Company or of its subsidiaries as compensation in kind or as benefit, bonus or other premium or incentive (also in execution of the Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2022), 403,323 Class A shares held in treasury were converted into ordinary shares and, thereafter, granted to the relevant beneficiary; as a result of such conversion, our share capital (divided into a total of 295,540,036 Shares) included 34,870,467 ordinary shares and 260,669,569 Class A shares.

On October 4, 2023, pursuant to an extraordinary shareholders’ meeting, the board of directors, pursuant to Article 2443 of the Italian Civil Code, was delegated the authority to increase the share capital in cash, on one or more occasions, also on a divisible basis pursuant to Article 2439 of the Italian Civil Code, within the term of October 4, 2028, for a maximum amount of €350,000,000.00, including any share premium, by issuing ordinary shares, with no par value, carrying full dividend rights, in one or more tranches, to be offered by excluding the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s Shares currently outstanding).

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

Rounding

Certain numerical figures, including financial data presented in millions and thousands, have been subject to rounding adjustments and, as a result, the totals of the data may vary slightly from the actual arithmetic totals of such information. In addition, as a result of such rounding, the totals of certain financial information presented in tabular form may differ from the information that would have appeared in such totals using the unrounded financial information.

The financial data in the "ITEM 5. Operating and Financial Review and Prospects" is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in Euro.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions. These forward-looking statements are contained principally in the sections entitled “Risk Factors”, “Operating and Financial Review and Prospects” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect”, “envisage”, and similar expressions identify forward-looking statements. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

o
our future financial performance, including our revenue, operating expenses and our ability to maintain profitability;
o
our expectations regarding the development of our industry and the competitive environment in which we operate; and
o
our goals and strategies.

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

v

o
our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows;
o
our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors;
o
the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance;
o
we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors;
o
we are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares; and
o
any other risk we mention in the section “Risk Factors.”

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
•
Our business, financial condition and results of operations depend upon the availability and price of high‑quality materials and energy supplies and our ability to contain production costs.
•
Significant interruptions in our operations could harm our business, financial condition and results of operations.
•
As a consequence of the COVID-19 pandemic, global sales of syringes and vials to and for vaccination programs had increased globally, resulting in a revenue growth acceleration. The demand for such products may continue to shrink if the need for COVID-19-related solutions continues to decline.
•
Our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows.
•
We may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors.
•
The loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance.
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
•
If the military conflict in Israel and Gaza continues, our business could be materially and adversely affected.
•
We are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions that could affect our financial results.
•
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

Risks Relating to our Shares

•
The price of our ordinary shares may fluctuate significantly due to a variety of factors beyond our control.
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
•
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
•
We are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.
•
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•
The obligations associated with being a public company require significant resources and management attention.
•
You may experience future dilution as a result of future equity offerings.
•
We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding shares or prevent us from growing our business.
•
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

Most of our products are highly exacting and complex due to their use for containment and injection of biologic drugs and vaccines. Providing high-quality products that deliver specificity, sensitivity and consistency, together with extensive product validation data is a fundamental driver of customer loyalty and our reputation with life sciences researchers. Our operating results depend on our ability to execute and, when necessary, improve our global quality control systems, including our ability to effectively train and maintain our employees with respect to quality control. A failure of our global quality control systems could result in problems with facility operations or preparation or provision of defective or non-compliant products which could ultimately cause harm to the final user. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with critical materials and components, failure by one or more of our suppliers to meet our quality requirements, or environmental factors and damage to, or loss of, manufacturing operations. Such problems could affect production of a particular batch or series of batches of products, requiring the destruction of such products or a halt of facility production altogether. Although we currently hold an insurance policy that covers liabilities for defective products and product recalls in amounts we believe to be adequate for our business, our coverage may not be adequate to insure against all product liability claims that may arise which may be particularly high in case failure of our products to meet the appropriate quality standards which may cause product recalls or damages to our customers or ultimate users. As a result of this, product defect claims or product recalls may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on our customers’ confidence that we can provide reliable, consistently high-quality products, which also requires us to provide validated data to support our customers’ use of our products. We believe that customers are likely to be sensitive to our products failing to meet the specifications shown on our data sheets. Our reputation and the public perception of our products and technologies may be impaired if our products fail to perform as expected or fail to meet applicable quality criteria, specifications or performance standards. If our products experience, or are perceived to experience, a material defect or error, this could result in loss or delay of sales, damaged reputation, diversion of development resources and increased insurance or warranty costs, any of which could harm our business. These risks may be amplified by our new product lines as we implement appropriate quality control criteria. We are reliant, to an extent, on customer feedback on the quality of our products, and it may take additional time for new products to meet the desired quality standards. Any defects or errors could also result in our inability to timely deliver products to our customers, which could cause disruptions to our customers’ ability to obtain results, narrowing the scope of the use of our products and ultimately hindering our or their success in relevant markets. Even after any underlying concerns or problems are resolved, any lingering concerns regarding our technology, product defects or performance standards could continue to result in lost sales, delayed market acceptance and damaged reputation, among other things. If problems in preparation or manufacture of a product, failure to meet required quality standards for that product or other product defects are not discovered before such product is released to our customers, we may be subject to adverse legal or regulatory actions, including halting of manufacturing and distribution, restrictions on our operations, civil sanctions (including monetary sanctions), and criminal actions. In addition, such problems or failures subject us to other litigation claims, including claims from our customers for reimbursement of the cost of lost or damaged materials. Our customers also require specific information regarding our products and their uses, and any inaccuracies in this information could lead to products being sold for the wrong uses and may result in our having to refund or replace the products in question. Any of the above problems may adversely affect our reputation, business, financial condition and results of operations.

We must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors in order to remain competitive.

We sell our products in industries that are characterized by significant technological changes, frequent new product and technology introductions and enhancements and evolving regulatory requirements and industry standards. As a result, our customers’ needs continue to evolve and our products may be superseded by new technologies (for instance, if certain drugs are no longer administered through injection) or their demand may decline. For instance, as our sales and profitability are largely dependent on the sale of products delivered by injection, if our customers reconfigure their drug product or develop new drug products requiring less frequent dosing, our sales and profitability may suffer. Likewise, if we do not appropriately innovate and invest in new products and technologies, and be open to broadening the scope of our offerings, our product offerings may become less desirable in the markets we serve, and, although changing providers is a lengthy process for our customers, they could move to new technologies offered by our competitors, especially if such competitors are able to react more directly and effectively to a customer’s specific demand. Though we believe customers in our markets display a significant amount of loyalty to a particular product, we also believe that because of the initial time investment required by many of our customers to reach a purchasing decision for a new product, it may be difficult to regain a customer once that customer purchases a product from a competitor.

Moreover, there is a risk that significant amounts of time and resources that we invest in research, development and identification of new products may not result in the expected positive results for our business. If we invest our resources into a new product or product enhancements that fail to meet our high-quality standards and market expectations or do not perform as intended, this could adversely affect our business. Our current customers may decide not to purchase these new products or product enhancements and / or purchase a product from a competitor or cease doing business with us altogether. It can take significant time to identify an unmet customer need and develop a product to meet that need, and to the extent we fail to obtain desired levels of market acceptance, our business, financial condition or results of operations could be adversely affected.

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

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solution segment, and (ii) certain one-off agreements, with regards to our Engineering segment, where we typically recognize direct revenue over the life of the contract based on our performance of services under the contract. Contracts may be terminated or delayed by our customers or regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event a customer terminates a contract, we are generally entitled to be paid for services rendered through the termination date and for services provided in winding down the project. However, we are generally not entitled to receive the full amount of direct revenue reflected in our backlog in the event of a contract termination. The duration of the projects in our backlog, and the related revenue recognition, generally ranges from several months to many years. For orders that are placed inside a contractual firm period, we generally have a contractual right to payment in the event of cancellation. Fluctuations in our reported backlog levels also result from the timing and order pattern of our customers who often seek to manage their level of inventory on hand. Because of customer ordering patterns, our backlog reported for certain periods may fluctuate and may not be indicative of future results. A number of factors may affect backlog and the direct revenue generated from our backlog, including:

•
the size, complexity and duration of projects; and
•
the cancellation or delay of projects.

Our backlog at December 31, 2023 was approximately €944.9 million compared to €957.0 million as of December 31, 2022. Although an increase in backlog will generally result in an increase in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase in backlog at a particular point in time does not necessarily correspond to an increase in direct revenues during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the production and timing expected by our customers, the timing of the commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the project. In addition, the uncompleted portion of delayed projects remain in backlog until they are canceled or completed. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

If we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand and reputation are of significant importance to the success of our business. We work to set a very high standard for the quality of our products and our ethical business practices, and we believe that this has been crucial to our success. We have employed and will continue to employ different types of consumer experience and interaction engagements designed to gauge consumer satisfaction with our products, and we also engage in rigorous product validation in order to continue to improve our product quality. We cannot assure you, however, that these activities will be successful or that we will be able to continue to maintain our brand and reputation as we expect. If our brand strength deteriorates, or if our brand is no longer associated with high-quality products, it could lead to fewer publication citations for our products, which could in turn further weaken our brand recognition and reputation. In addition, our competitors may increase the intensity of their consumer interactions or customer feedback processes, which may force us to increase our advertising spend to engage with our customer base and maintain brand and reputational awareness.

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

Our success largely depends on the skills, experience and continued efforts of our management, including our Executive Chairman, our Chief Executive Officer and our senior leadership, as well as of our research and development and highly skilled employees. The replacement of certain members of our global leadership team would likely involve the expenditure of significant time and financial resources, and the loss of any such individual may significantly delay or prevent the achievement of our business objectives. Likewise, the members of our research and development team and our highly skilled employees, whom our customers and competitors often seek to engage, may be difficult to replace in light of their sophisticated skills and experience and a shortage of such employees could disrupt our operations. As we continue to grow, our success also depends on our ability to attract, motivate and retain highly qualified individuals who will also fit within our culture. Competition for senior management and other personnel in our industry is intense, and the pool of suitable candidates is limited. If qualified personnel become scarce or difficult to attract or retain in our industry for compensation-related or other reasons, we could experience higher labor, recruiting or training costs. Further, new hires may require significant training and time before they achieve full productivity and may not become as productive as we expect. The failure to attract, retain and properly motivate members of our senior management team and other employees, to find suitable replacements for them in the event of death, illness or their desire to pursue other professional opportunities, or to maintain our corporate culture as we continue to grow, could have a negative effect on our operating results.

Our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers.

Our results of operations have been, and will continue to be, dependent in part on our ability to obtain favorable terms from our suppliers and services providers, including logistics service providers. These terms may change from time to time, and such changes could adversely affect our gross margins over time. In addition, our cash flows could be adversely impacted by the acceleration of payment terms to our suppliers and/or the imposition of more restrictive credit terms and other contractual requirements. Further, if for any reason we enter into a contract with a supplier on unfavorable terms, it may harm our ability to negotiate our future contracts with that supplier or with other suppliers.

The loss of one or more of our large suppliers including as a result of consolidation, a material reduction in their supply of products or provision of services to us, extended disruptions or interruptions in their operations or material changes in the terms we obtain from them, could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supplies and our ability to contain production costs.

Our operations depend upon our ability to obtain high-quality materials and energy supplies at reasonable prices, therefore maintaining low production costs. Our ability to maintain an adequate supply of such materials and energy could be impacted by the availability and price of those materials and energy, the failure to maintain relationships with suppliers and any of such materials being proven to be toxic or otherwise inadequate to be used for the intended purpose. While we may seek to minimize the impact of price increases and potential shortages by, among other things, entering into long-term supply agreements, maintaining commercial relationships with multiple suppliers when possible, increasing our own prices and implementing cost-saving measures, our result of operations and cash flows could be adversely affected in the event these measures are insufficient to cover our costs. With respect to energy supplies, the current conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus have caused significant fluctuations in gas and energy prices, and may further negatively impact our ability to source gas at commercially reasonable terms, or at all. Moreover, while we aim to maintain a large network of product suppliers, we are unable to predict any interruption or disruption in service from our key suppliers. In particular, for some of the materials we use in our production cycles we have a limited number of (or a single-source) suppliers worldwide, and selecting new suppliers would be a lengthy and time consuming process. Any interruption or disruption in service from particular suppliers of materials could lead to interruptions or stoppages in such deliveries which could, in turn, adversely affect our operations until arrangements with alternative suppliers are put into place. If this occurs, we could expend substantial resources and time in re-establishing relationships with third-party suppliers that meet the appropriate quality, cost and regulatory requirements needed for commercially viable manufacturing of our products. If we are unable to obtain the materials we need at reasonable prices or at all, we may not be able to produce certain of our products at a marketable price or at all. If our supply of materials and components is adversely affected, including as a result of the conflict between Russia and Ukraine and the conflicts in the Middle East, we could damage our relationship with current and prospective customers and our operating results and financial condition could be adversely affected.

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
•
the failure, shortage or delay in the delivery of materials to or from our suppliers;
•
contractual amendments and disputes with our suppliers; and
•
inability of our suppliers to perform as a result of the weakened global economy, terrorism, war and other armed hostilities (such as the conflict between Russia and Ukraine and financial and economic sanctions imposed in response thereto, and logistical challenges resulting from the conflicts in the Middle East), or otherwise.

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

Manufacturing, distribution, service and logistics problems can and do arise, particularly in light of geopolitical conflicts, and any such problems could have a significant impact on our business, financial condition and results of operations. Accordingly, any significant disruptions to the operations of our manufacturing or distribution centers or logistics providers for any reason, including labor relations issues, power interruptions, severe weather, fire or other circumstances beyond our control could cause our cost of sales and operating expenses to increase without coverage or compensation or seriously harm our ability to fulfill our customers’ orders or deliver products on a timely basis, or both. Likewise, our ability to meet our customers’ needs and expectations may be frustrated by delays, issues or interruptions in ramping up new production lines or plants. We must also maintain sufficient production capacity in order to meet anticipated customer demand, which carries fixed costs that we may not be able to offset if orders slow, which would adversely affect our operating margins. If we are unable to manufacture our products consistently, in sufficient quantities and on a timely basis, our revenue, gross margins and our other operating results will be materially and adversely affected. Prompt shipment of our products is also very important to our business. If we experience significant delays in our manufacturing, shipping or logistics processes, this could cause disruption to our customers and damage our current and future customer relationships and may adversely affect our business. Such delays may also adversely impact our new product development. For example, if we were to lose one of our sites where new product development is undertaken, we may not be able to transfer or replicate that product development at another site, with the result of lost time and financial costs of developing the new product. We may also use high-risk chemicals in the manufacture of certain of our products, which are subject to handling risks, and any disruption in our ability to source or appropriately store these chemicals could adversely affect our manufacturing operations.

As a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs had globally increased resulting in a revenue growth acceleration. The demand for such products related to COVID-19 may continue to shrink, if the need for COVID-19 related solutions continues to decline.

During COVID-19, we increased production capacity to support our customers’ efforts in rapidly responding to COVID-19. In this context we have provided: (i) glass vials and syringes to approximately 90% of marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19. COVID-19 generated increased demand for our products and services. We expect demand for COVID-19 related products to continue to reduce as a result of the transition from pandemic to endemic status.

There remains some uncertainty around the magnitude of the long-term impact of COVID-19 on demand for our products, but we anticipate that COVID-19 contributions will continue to decrease and potentially transition into a part of our traditional vaccination business.

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

We are pursuing a number of strategies to maintain and improve our revenue growth, including:

•
expand our global market position in primary drug containment systems;

•
expand our global manufacturing capacity for high value solutions to meet customer demand primarily in North America, and Europe;
•
grow our mix of high-performance, ready-to-use primary drug containment (high value solutions);
•
leverage leadership in primary drug containment to build market position in drug delivery systems;
•
accelerate market penetration in life sciences systems;
•
increase our investments in R&D to address unmet market needs;
•
build on our expertise in manufacturing, assembly and inspection systems for primary drug containers and complex, multi-component drug systems;
•
leverage our scientific and engineering capabilities across the drug development lifecycle;
•
leverage our global geographical presence as a platform to increase our penetration in the North American and APAC regions; and
•
selectively pursue acquisitions and technology collaborations to augment and expand our product and service portfolio.

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

More recently, the Inflation Reduction Act (the "IRA") was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026) with prices that can be negotiated subject to a cap; imposed rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025), all factors which could impact our business by affecting our ability to achieve value-based price, maintaining an acceptable return on our investments in R&D of our products, creating a potential financial impact to the Company to the extent our products are used in connection with drugs that are impacted by the IRA pricing provisions under the IRA and impacting our ability to research and develop new products.

Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Our customers determine their research and development budgets based on several factors, including the need to develop new products, continued availability of governmental funding and other incentives, competition and the general availability of resources. Any reduction in research and development budgets or a shift of any funding source currently allocated to our business sector to different areas of research, could adversely affect our business, financial condition and results of operations.

The loss of a significant number of customers or a reduction in orders from a significant number of customers could reduce our sales and harm our financial performance.

Our operating results could be negatively affected by the loss of revenue from a significant number of our customers. Our revenue is fairly well distributed, with 45.5% of our revenues deriving from our top ten customers and one individual customer representing 11.4% of revenues in 2023. However, consolidation within our customer base, including, in particular, among pharmaceutical companies, may give larger customers greater bargaining and buying power and operational sophistication, which can enable them to operate with reduced inventories. In addition, consolidation among our customers may lead them to rely on a reduced number of suppliers, with no assurance that they will continue using our products.

We maintain close business relationships with certain customers, working closely to build the specific custom tools they need, which will then become part of our product portfolio. Our operating results could be adversely affected by the loss of a significant number of these customers, particularly during the product development phase.

Our customer contracts generally do not contain minimum purchase requirements, and a significant portion of our sales are on a purchase order basis. Therefore, our customers are generally not obligated to purchase any fixed quantities of products, and they may stop placing orders with us at any time. If a significant number of customers purchase fewer of our products, defer orders or fail to place additional orders with us for any reason, our sales could decline, and our operating results may not meet our expectations. In addition, if those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be adversely affected.

The level and timing of orders placed by our customers vary for different reasons, including individual customer strategies, the introduction of new technologies, the desire of our customers to reduce their exposure to any single supplier and general economic conditions. If for example customers vary or decrease the level of inventories they are holding of our products at their sites by engaging in de-stocking or new ordering patterns, or if we otherwise have decreased visibility of our products held by or on behalf of our customers, our business could be adversely affected.

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

Over the last 70 years we have consistently expanded our operations and anticipate expanding further as we pursue our long-term growth strategy. The key elements of our growth strategy include, among other things, the expansion of our global market position in drug containment solutions and drug delivery systems, accelerating penetration in life sciences systems, increasing our investments in research and development, building on our expertise in manufacturing, assembly and inspection systems for drug containers and complex, multi-component systems, leveraging our scientific and engineering capabilities, increasing our penetration in the North American and APAC regions and selectively pursuing acquisitions and technology partnerships to augment and expand our product and service portfolio. We have further expanded our manufacturing facilities in Piombino Dese (Italy) and established new plants primarily for EZ-Fill® products, with strong focus on biologics and vaccines, in Fishers (Indiana, U.S.), and Latina (Italy) and evaluated strategic acquisitions to broaden our offering, our technical know-how and our international footprint. In November 2021, we entered into an investment agreement with the Zhangjiagang Economic and Technological Development Zone Administration Committee. Under said investment agreement, we agreed to invest through one of our subsidiaries, in the Zhangjiagang Economic and Technological Development Zone ("ZETDZ"), to be used for the manufacture of ready to use syringes and vials, bulk vials and cartridges, and for the SG Engineering business. In March 2023, we we decided to delay the timing of our investment in China in order to focus on the execution of our new manufacturing facilities in the United States and Italy.

In December 2021, we entered into an Early Development Agreement (“EDA”) with the City of Fishers – Indiana, Fishers Town Hall Building Corporation and City of Fishers Redevelopment Commission envisaging the acquisition of an area of approximately 35.75 acres to be used for the construction of a new plant in Indiana (U.S.). The new manufacturing plant is expected to launch commercial production in 2024.

In addition, on May 27, 2022, Nuova Ompi acquired a brownfield in Latina (Italy) in proximity to other Stevanato Group facilities for a total consideration of approximately €16.0 million. The facility, after renovation, is expected to produce EZ-fill® syringes and cartridges. The new manufacturing plant launched commercial production in the fourth quarter of 2023.

On November 8, 2023, we acquired all of the business operations of Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines for a total consideration of approximately €6.4 million. The acquisition of Perugini will support the Group's efforts in the ongoing integration of critical technologies and processes into the Group’s production process.

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

We consider acquisitions a useful instrument to complement our organic growth. We opportunistically explore acquiring other businesses and assets, and we have several acquisitions over the last few years, including: the acquisition of a 65% stake in the Danish SVM Automatik in February 2016 and of the remaining 35% in October 2021, the acquisition of the operating unit of Balda Group in March 2016, the acquisition of Medirio in May 2016 and the acquisition of the remaining 49% of our subsidiary Ompi of Japan Co. Ltd in July 2023.

On November 8, 2023, we acquired all of the business operations of Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines for a total consideration of approximately €6.4 million. The acquisition of Perugini will support the Group's efforts in the ongoing integration of critical technologies and processes into the Group’s production process.

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

Global conflicts, including the recent developments in the Middle East and the ongoing military actions undertaken by Russian military forces against Ukraine have created and are likely to continue creating substantial disruptions. In particular, military actions against Ukraine, as well as the measures adopted, or that may be adopted, by other countries in response to these events, including new and stricter sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus (or other countries that were to become involved), have unfavorably affected our operations primarily due to fluctuations in gas and electricity prices, and could have a material adverse effect on our operations going forward. We are monitoring the conflict and continue to attempt to mitigate the effects of such conflict on our operations to the extent possible, but do not and cannot know if this situation may result in additional broader economic and security conditions or in material implications for our business. Currently, the Group's operations in Italy have the highest gas consumption across its European operations. In 2022 and continuing in 2023 the Italian government has taken steps to shore up its natural gas supplies and lower its dependence on Russian supplies. Italy has signed agreements with several other countries to diversify the country's natural gas sources, and Algeria is now the largest supplier of natural gas to Italy. In addition, the Group believes it may be eligible for priority status since its business operations are devoted to the delivery of mission-critical pharmaceutical products.

Macro-economic difficulties and political instability remain particularly evident in Italy. The Italian economy, along with certain other European economies, has from time to time experienced significant financial market volatility and economic adversity due to concerns about economic downturn, political instability and rising government debt levels. Interest rates on Italy's sovereign debt may rise to levels that may make it difficult for it to service high debt levels without significant financial help from the EU and could potentially lead to default. These events have in the past adversely impacted the Italian economy, causing credit agencies to lower Italy’s sovereign debt rating, and could decrease outside investment in Italian companies. Any further downgrade of the Italian sovereign debt rating could create additional economic uncertainty and negatively impact Italy’s growth, which could in turn affect consumer confidence, discretionary spending and, consequently, demand for our products.

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

Due to the relevance of our activities in the healthcare sector, it is not possible to exclude the recurrence of the conditions for the exercise, by the Italian Government, of the so called “golden powers”, aimed at impacting the liquidity and value of the Shares. The golden power regime, set forth, among others, in (i) Law Decree no. 21 of March 15, 2012 (converted into law by Law no. 56 of May 11, 2012), as amended and supplemented (“Golden Power Decree”), and (ii) Decree of the President of the Council of Ministers no. 179 of December 18, 2020, also cover the healthcare sector. With respect to such sector, the powers set forth in the Golden Power Decree include, inter alia, the powers to: (i) veto, or impose specific conditions on, the purchase by EU companies of controlling stakes or by non-EU companies of shareholdings at least equal to 10% of voting rights or corporate capital in companies having assets and relationships in sectors which are considered strategic (the “Strategic Companies”), and (ii) veto, or impose specific conditions on, the adoption of certain corporate resolutions, acts or transactions by the same companies which may pose a threat to national security.

With respect to the healthcare sector, the Golden Power Decree requires companies to notify the office of the Italian Prime Minister within 10 days of: (i) any purchase by an EU entity of a stake in a Strategic Company resulting in the buyer acquiring control of such company pursuant to article 2359 of the Italian Civil Code and of the Italian Financial Act (TUF); (ii) any purchase by a non-EU entity of either a controlling stake or a minority stake at least equal to 10% of voting rights or corporate capital in a Strategic Company; and (iii) any resolution, act or transaction adopted by a Strategic Company resulting in a transfer of ownership, control or availability of strategic assets to either an EU or a non-EU entity. The same applies to any resolution, act or transaction adopted by a Strategic Company, whose effect is to change the destination of a strategic asset, or a change in the corporate purpose of the Strategic Company. Furthermore, the regulation requires to notify the dissolution of the company or the amendment of certain provisions of their articles of association. The office of the Italian Prime Minister must exercise its power to veto the transaction or impose conditions within 45 days from the date of notice. In the interim, all rights related to the shares other than economic rights are suspended, and any decision adopted in violation of such suspension is null and void, but once the term has expired the relevant transaction can be completed. Should the office of the Italian Prime Minister veto the transaction, the buyer must sell the acquired shares or quotas within one year.

The violation of the notification obligation or of the prescriptions eventually imposed by virtue of the exercise of special powers, unless the fact constitutes a criminal offense, is subject to a pecuniary administrative sanction up to double the value of the transaction and in any case not less than one percent of the cumulative turnover achieved by the companies involved in the last financial year for which the financial statements were approved.

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

Economic sanctions and export controls may restrict our ability to conduct business with or in certain jurisdictions, individuals and entities. We are not a U.S. person and are not owned or controlled by one or more U.S. persons. We have in the past engaged in dealings with parties in Cuba, Iran, and Syria, and we have or could have ongoing de minimis activities with parties in Iran and Cuba. We believe that such activities have been conducted in compliance with all applicable sanctions and export controls, and are implementing policies and procedures designed to ensure continued compliance. However, we cannot be certain that these safeguards will be fully effective in the future to ensure compliance, and the scope and reach of U.S. sanctions laws could also change over time.

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

Our average day sales outstanding for 2023 has been approximately 67 days, but a number of customers are pushing for longer payment terms (also offering no recourse discounting solutions). A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. In addition, we may make advances to suppliers in the normal course of business. While we have procedures to monitor exposure to credit risk on trade receivables and other current assets, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our financial condition and operating results.

We may be required to record a charge to earnings if our goodwill and other amortizable intangible assets, property, plant and equipment or other investments become impaired.

We are required under IFRS to test goodwill for impairment at least annually and to review our goodwill, amortizable intangible assets, property, plant and equipment and other investments, including those acquired through acquisition activity, for impairment when events or changes in circumstance indicate the carrying value may not be recoverable.

Factors that could lead to impairment of goodwill, amortizable intangible assets, property, plant and equipment and other investments, including those acquired through acquisitions, include significant adverse changes in the business climate and actual or projected operating results and declines in the financial condition of our business. We may be required in the future to record additional charges to earnings if our goodwill, amortizable intangible assets, property, plant and equipment or other investments become impaired. Any such charge would adversely impact our financial results.

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

Uncertainties with respect to the People’s Republic of China legal system, including uncertainties regarding the enforcement of laws and sudden and unexpected changes in laws and regulations, could adversely affect us.

Our operations in China are governed by Chinese laws and regulations. The Chinese legal system is based in part on government policies and internal rules, some of which are not published in a timely manner or at all and may have retroactive effect. As a result, we may be in violation of some of these policies and rules, without being aware of such violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations in China.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries.

The Chinese government continues to exercise significant oversight and control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our Chinese subsidiaries to operate may be impaired by changes in its laws and regulations, including those relating to taxation, land use rights, foreign investment limitations, and other matters.

If the military conflict in Israel and Gaza continues, our business could be materially and adversely affected.

On October 7, 2023, Hamas militants infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks. As a result of such attacks, Israel’s security cabinet declared war against Hamas, and Israel launched an aerial bombardment to the Gaza Strip and then also began ground operations in the Gaza Strip, which remain ongoing. It is possible that other regional organizations will join the hostilities as well, resulting in a widening of the conflict, which could negatively impact the global economy.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea. The Red Sea is a vital maritime route for international trade. These disruptions may impact our ability to receive materials and products from suppliers, to distribute our products in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations.

There can be no assurance that further unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impacts that supply chain disruptions have on our third-party manufacturers and suppliers are not within our control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease or ease. Prolonged supply chain disruption could increase raw material and product costs, impact our ability to meet customer demand and result in lost sales, all of which could have a material adverse effect on our business, financial condition and results of operations.

We are monitoring the developing military conflict in Israel and Gaza, but cannot predict whether this situation, which is unfolding in real-time, may escalate and result in material implications for our business. None of our operations are located in Israel or Gaza and currently we do not have any significant customers or suppliers in the region.

If our employees were to engage in a strike or other work stoppage, our business, operating results and financial position could be materially adversely affected.

We employ approximately 5,635 employees, as at December 31, 2023, in multiple jurisdictions (approximately 56% based in Italy, 9% based in Germany, 8% based in Mexico, 6% in each of Slovakia, the U.S. and Denmark, 5% based in Brazil and 4% based in China). A significant portion of our employees in Italy, Germany, Slovakia, Mexico, Denmark and China are covered by collective bargaining arrangements made either at the local or national level in their respective countries. Although we believe that our relations with our employees are satisfactory, no assurance can be given that this will continue. If disputes with our unions arise, or if our workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, operating results and financial position.

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

We operate in many different jurisdictions throughout the world, through our group companies. Over recent years, tax laws and practice applicable in various countries have become increasingly complex and sophisticated, particularly with respect to cross-border transactions. Italy has historically implemented a number of domestic provisions - including those implementing EU anti-abuse Directives and OECD principles - aimed at facing tax basis erosion schemes and allocation of income between associated enterprises adopted by multinational groups.

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

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders holding our shares may be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation such as the Company will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of its gross income for such year consists of certain types of “passive income” or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which generally will be determined by reference to the public price of our shares, which may fluctuate significantly), from time to time.

Based on the current and anticipated composition of our income, assets and operations and the price of our shares, we do not believe we were a PFIC for U.S. federal income tax purposes for our most recent taxable year and do not expect to be a PFIC for the current taxable year or in foreseeable future years. Nevertheless, there can be no assurance that we will not be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds our shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences. See “Income Tax Considerations—U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

We use commercially available third-party technology solutions, software and software systems with some proprietary configurations. We also store data using third-party cloud services. Our information systems may be subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, vandalism, catastrophic events, natural disasters, terrorist attacks, hackers and other security issues as well as human error. If our information systems are damaged, fail to work properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience a loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services. If the cloud service providers we use were to experience unplanned downtime, delays or other issues delivering data to our information technology systems, it could adversely impact business operations. The compromising of our information systems or those with which we interact could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial condition and results of operations.

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

The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. Due to the evolving nature of cyber threat actors and the frequency and sophistication of the cyber activities they carry out, the determination of the severity and potential impact of a cyber incident may not become apparent for a substantial period of time following discovery of the incident and we may not be able to address these threats proactively or implement adequate preventative measures. For example, our business could be harmed if we are faced with or exposed to unauthorized use of generative artificial intelligence in open structured systems, which can result in inadvertent disclosure of protected information.

Although we take measures to protect data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions.

If our computer systems are compromised, or if we are unable to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches, we could be subject to fines, damages, litigation and enforcement actions. We may also suffer business consequences such as reputational damage, or lose trade secrets, the occurrence of which could harm our business.

In addition, we may also be adversely affected if our third-party vendors, customers advisors or agents are subject to a successful cyber-attack or other information security event. Any such breach. or interruption or other loss of information could compromise our networks, and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen.

Cybersecurity insurance may not cover all losses and damages from such events and may limit the ability to maintain or obtain sufficient insurance coverage in the future.

We collect, process, store, use and share data, some of which contains personal data, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection, information security and other matters, which are subject to change and uncertain interpretation.

EU Member States, the United Kingdom and many other non-US jurisdictions have adopted statutes and/or regulations concerning privacy and data protection and requiring notification of personal data security breaches if certain thresholds are met. For example, the EU adopted the General Data Protection Regulation (“GDPR”), which became effective in 2018, and the UK transposed the GDPR into national law (“UK GDPR”) following the exit of the United Kingdom from the European Union, which became effective in 2021 (collectively, Applicable Data Protection Laws). The Applicable Data Protection Laws impose strict requirements on controllers and processors of personal data in the European Economic Area, or EEA and the United Kingdom, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime and shortened timelines for data breach notifications.

Failure to comply with the GDPR or UK GDPR may result in monetary penalties of up to €20.0 million or 4% of an undertaking’s total worldwide annual turnover of the previous financial year, whichever is higher. Given the EU GDPR and UK GDPR are separate regimes, fines could arise under each in respect of a single incident, to the extent it affects EEA and UK personal data. In addition to fines, a breach of the GDPR or UK GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) or civil claims (including class actions).

The UK GDPR is in a currently substantially unvaried form from the GDPR, however, it is likely to be subject to divergence from the GDPR over time as demonstrated by the Data Protection and Digital Information (No. 2) Bill which is under the United Kingdom Parliament’s consideration and expected to come into force in 2024. We may therefore be subject in the future to separate and additional data protection obligations to those that we are already subject to. This may result in additional costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. In recent years, the United States and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. In the EEA and in the UK under national laws derived from the e-Privacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for e-marketing. The GDPR and UK GDPR also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users. Finally, the current national laws that implement the e-Privacy Directive are highly likely to be replaced across the EU (but not the UK) with a EU regulation known as the e-Privacy Regulation which, though still in development, will if adopted, impose new obligations on the use of personal data in the context of electronic communications, particularly in relation to online tracking technologies, and significantly increase regulators’ ability to impose fines for non-compliance. This again introduces the possibility we will be subject to, and required to comply with, a separate and additional legal regime with respect to data privacy, which may result in additional costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

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

For example, the California Consumer Privacy Act of 2018, which came into effect in 2020, requires disclosures of our privacy practices to California consumers and affords such consumers certain rights, such as the right to opt out of the sale of their personal data. The California Privacy Rights Act of 2020 amended the California Consumer Privacy Act of 2018 which came into effect on January 1, 2023, imposes additional data protection obligations on companies doing business in California and grants California consumers additional rights, potentially resulting in further complexity for our compliance efforts.

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

State laws are changing rapidly (with at least ten such states (in addition to California) enacting comprehensive privacy laws scheduled to take effect starting in 2023, and privacy bills proposed in a number of other states in varying stages of the legislative process), and there is discussion in Congress of a new comprehensive federal data protection law to which we would become subject if it were enacted, which may lead to additional complexity for our compliance efforts and new restrictions regarding how we use data, and which may expose us to potential legal risks. The evolving regulatory landscape may require additional investment of resources in our compliance programs, impact our strategies and the availability of information useful for our business, and could otherwise result in increased compliance costs or changes in our business practices and policies.

The cross-border data transfer landscape globally (including in the EEA, United Kingdom and United States) is continually evolving, and other countries outside of Europe have enacted or are considering enacting cross-border data transfer restrictions and laws requiring data localization, which may affect our ability to process or transfer personal data from Europe or elsewhere. The EU's adequacy decision with respect to the UK, which allows the continued flow of personal data from the EU to the UK following Brexit, will be regularly reviewed and may be revoked if the UK diverges from its current adequate data protection laws. The UK has developed its own international data transfer agreement, which was implemented in March 2022. GDPR and UK GDPR, as well as other statutes and/or regulations concerning privacy and data protection, increase compliance obligations, affect collection, processing, retention and transfer of personal data and the reporting of personal data security breaches, and provide for increased penalties for non-compliance. On July 11, 2023, the European Commission entered into force its adequacy decision for the EU-US Data Privacy Framework (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the US will be comparable to the protection offered in the EU. The UK has also approved a UK extension to the EU-US Data Privacy Framework, which were laid before Parliament in September 2023 and come into force on October 12, 2023. However, this decision will likely face legal challenges and ultimately may be invalidated by the Court of Justice of the European Union (“CJEU”).

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

It is possible that we will fail to identify patentable aspects of our research and development output or fail to take the necessary steps to seek patent protection before it is too late to obtain patent protection. We may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the rights to patents licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our relevant proprietary products and technology, including current products, potential products, and any future potential products we may develop, in whole or in part. Our existing patents may have been issued with claims that fail to cover our relevant proprietary products and technology, including current products, potential products and any future potential products we may develop, in whole or in part. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. Patents may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of novelty or the underlying invention or technology. In addition, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in certain jurisdictions are not published until 18 months after filing or in some cases, at all. Therefore, we cannot be certain that we or our licensors were the first to make or file the inventions claimed in our owned or licensed patents or pending patent applications.

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

Our voting control is concentrated.

Stevanato Holding S.r.l., our controlling shareholder and holding company of the Stevanato family, exercises a significant majority of the voting power with respect to our outstanding shares because of the multiple voting shares that it holds. Class A Shares are entitled to three votes per share, and ordinary shares are entitled to one vote per share. Excluding treasury shares (which voting right is suspended), Stevanato Holding S.r.l. holds 95.20% of the voting rights of the Company.

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

We are obligated to maintain proper and effective internal control over financial reporting. Our internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

As of December 31, 2023, we are no longer an “emerging growth company.” As a result, we are now required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), beginning with our annual report on Form 20-F for the year ended December 31, 2023. Complying with Section 404 requires a rigorous compliance program as well as adequate time and resources.

The Section 404 assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

Additionally, in this report we have identified material weaknesses in our internal control over financial reporting, so we are unable to assert that our internal controls are effective. Accordingly we can lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our ordinary shares. We may not be able to complete the required remediation in a timely fashion.

Moreover, we are experiencing increased costs and demands on management resulting from our large accelerated filer status. To seamlessly operate through the transition from accelerated filer and emerging growth company to large accelerated filer, we have been devoting significant time and efforts to implement and comply with the additional standards, rules and regulations that now apply to us as a large accelerated filer, diverting such time from the day-to-day conduct of our business operations. Compliance with such additional requirements also will likely increase our legal, accounting and financial compliance costs. These requirements include, but are not limited to:

•
compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting; and
•
compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board.

Due to the complexity and logistical difficulty of implementing the standards, rules and regulations that apply to a large accelerated filer, there is an increased risk that we may be found to be in non-compliance with such standards, rules and regulations. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, results of operations and financial condition.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. We would lose our foreign private issuer status if, for example, more than 50% of our shares were held by U.S. residents, and more than 50% of our total assets are located in the United States as of December 31, 2023. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2025, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

The obligations associated with being a public company require significant resources and management attention.

As a public company in the United States, we incur legal, accounting and other expenses that we did not incur prior to listing on the NYSE. We are now subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases the demand on our systems and resources, particularly given that we no longer are an “emerging growth company.” For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company.

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

For as long as we were an “emerging growth company” under the JOBS Act, our independent registered public accounting firm was not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. Now that we no longer are an emerging growth company, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting based on our filer status. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ordinary shares.

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

We are a joint stock company with limited accounting personnel and other relevant resources with which to address our internal controls and procedures. Our registered public accounting firm previously had not performed an audit of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act and it is possible that, had our registered public accounting firm performed an audit of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, significant deficiencies and/or material weaknesses would have been identified.

The continued presence of material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be materially and adversely affected. We might also not identify one or more material weaknesses and/or significant deficiencies in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. Furthermore, Section 404(b) of the Sarbanes Oxley Act (“Section 404(b)”) requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting. When we still had our emerging growth company status, we had opted to rely on the exemptions provided in the JOBS Act, and consequently were not required to comply with SEC rules that implement Section 404(b). Now that we are no longer an emerging growth company, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting.

In order to achieve and maintain compliance with the requirements of Section 404(a), we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

As disclosed in more detail under Item 15A, “Controls and Procedures” below, we have identified material weaknesses as of December 31, 2023 in our internal control over financial reporting. Our management has taken action to begin remediating the material weaknesses; however, certain remedial actions have only recently been undertaken, and while we expect to continue to implement our remediation plans throughout the fiscal year ending December 31, 2024, we cannot be certain as to when remediation will be fully completed. There can be no assurance that such remediation efforts will be successful, that our internal control over financial reporting will be effective as a result of these efforts or that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods. In addition, we cannot assure you that our independent registered public accounting firm will be able to attest that such internal controls are effective.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent registered public accounting firm issue an adverse opinion on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ordinary shares could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on the NYSE.

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

For further information on important events in the development of our business, please see the section entitled “—B. Business Overview—Our Business.” For further information on our principal capital expenditures please see the section entitled “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We have not been the subject of any public takeover offers by any third party.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our internet address is www.stevanatogroup.com.

The information contained on our website is not incorporated by reference and does not form part of this annual report.

History

In 1949, Giovanni Stevanato founded Soffieria Stella, a specialty glass manufacturer, in Venice. Soffieria Stella, the precursor to Stevanato Group, operated until 1959, when Stevanato Group was established in Piombino Dese (Padua). Over the last 70 years, we have evolved from an Italian glassware manufacturer to a leading global provider of integrated solutions for the healthcare industry focused exclusively on pharmaceutical-grade products. Our growth has been driven by the internal development of new drug containment and delivery solutions, increases in capacity to support customer demand, and strategic acquisitions, enabling us to broaden our offering, our technical know-how and our international footprint.

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

In 2024, we will complete the consolidation of our brand architecture and market our products, processes and services under the Stevanato Group Brand. Previously we marketed our products, processes and services under several different names.

In parallel with our acquisition strategy, we regularly review our operations in the context of our organic growth plan. As a result of these ongoing assessments, we have expanded our offering through new departments, new laboratories, new offices and new plants. We opened two new buildings in Piombino Dese (Italy) in 2019 and 2023 to increase our syringes production capacity and since 2008, we have opened three greenfield sites in (i) Monterrey, Mexico in 2008; (ii) Zhangjiagang, China in 2012; and (iii) Sete Lagoas, Brazil in 2017.

In October of 2021 we announced the construction of a new EZ-Fill® hub in Fishers, Indiana. The plant launched customer validation activities, and we expect to begin commercial operations in 2024.

In December 2021, we acquired an existing facility in Zhangjiagang, China for a new plant where we expect to increase capacity and production for our pre-sterilized EZ-fill® syringes and vials, as well as visual inspection machines and glass forming lines. In 2023, we decided to delay the timing of our investment in China in order to focus efforts and resources on our manufacturing facilities in the U.S. and Italy where demand has outpaced our initial expectations.

In May of 2022, we acquired a brownfield facility in Latina (Italy) for the production of EZ-fill® syringes and cartridges. Validation activities were launched in 2023, and the facility began commercial production in the fourth quarter of 2023.

On November 8, 2023, we acquired all of the business operations of Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines for a total consideration of approximately €6.4 million. The acquisition of Perugini will support the Group's efforts in the ongoing integration of critical technologies and processes into the Group’s production process.

B.
Business Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries.

We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle from development to clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 70-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including all of the top 25 pharmaceutical companies, and eight of the top ten in-vitro diagnostic companies, as measured by 2022 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

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

The chart below illustrates our mission-critical presence across the pharmaceutical value chain.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (such as GLP1s, monoclonal antibodies, and mRNA applications), biosimilars, vaccines and molecular diagnostics. We are closely integrated in the drug production and delivery supply chain, and we are well-positioned to benefit from secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth of biologics/biosimilars, self-administration of medicines, aging demographics, increasing complexities in health conditions and co-morbidities, and increasing quality standards and regulation.

We estimate that our total addressable market, based on our current offering, exceeds $15 billion, in terms of revenue generated by all market participants in 2023, and consists primarily of biopharmaceutical injectables and in-vitro diagnostic products. The addressable market estimation is based on revenue from all market players in 2023; if revenue from 2023 is not available, revenue for 2022 is used applying market growth rate from third parties such as IQVIA, Roots Analysis, Markets and Markets Research, and Alira Health. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, vials and cartridges, drug delivery systems, molecular diagnostics and assembly equipment. We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions, (ii) additional delivery systems, (iii) complementary engineering solutions, and (iv) aftersales support and other services.

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

In 2023, we generated 81% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment and 19% from our Engineering segment. The principal markets in which we operate and compete include the EEA, the U.K., Asia (with a focus on China) and the Americas (with a focus on Brazil and Mexico in South America, and the U.S. in North America). Our two main business segments (Biopharmaceutical and Diagnostic Solutions, and Engineering), combined with our global footprint, allow us to sell products and provide services in over 70 countries worldwide which we achieve mostly through business‑to‑business marketing channels and selected distributors. Please see the section entitled “Item 5. Operating and Financial Review and Prospects” for a more detailed description of our revenue generating activities.

We refer to premium products in the Biopharmaceutical and Diagnostic Solutions segment as our high-value solutions. High-value solutions are products and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by technological and process complexity and high performance. Our high-value solutions deliver significant benefits to customers including, faster time-to-market, lower total cost of ownership and higher flexibility. Among our key high-value solutions is our EZ- Fill® line of ready-to-fill injectable products, which can be customized to clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)”.

We have nine production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), six plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and the United States) and two commercial offices (in Japan and the United States).

We are expanding our production in Piombino Dese (Italy), Latina (Italy), and Fishers (Indiana, the U.S). In 2023 we decided to delay the timing of our investment in China to focus our resources and efforts in completing our manufacturing expansion in the U.S. and Italy. Our global footprint allows us to sell products and provide services in more than 70 countries worldwide.

During COVID-19, we increased production capacity to support the rapid response to COVID-19 and we have been providing: (i) glass vials and syringes to approximately 90% of the currently marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID19. In 2021 and 2022, COVID-19 generated increased demand for our products and services. In 2023, demand for COVID-19 related products decreased as the pandemic waned, but we backfilled the revenue decreases from COVID-19 with new projects.

There remains some uncertainty around the magnitude of the long term demand for COVID-19-related products, but we anticipate that COVID-19 contributions will likely normalize in 2024 and transition into our ongoing vaccination business.

Our Industry and Growing End Market

We are a key partner to leading companies in the pharmaceutical, biotechnology and life sciences industries, serving as one of the preeminent providers of drug containment, drug delivery and diagnostic solutions as well as engineering systems to these end markets.

We estimate that our total addressable market, based on our current portfolio of products and services comprising drug containment solutions, drug delivery systems, IVD solutions, and engineering, exceeds $15 billion in 2023. Our addressable market estimation is based on revenue generated by all market players in 2023; if revenue from 2023 is not available, revenue for 2022 is used applying market growth rate from third parties such as IQVIA, Roots Analysis, Markets and Markets Research, and Alira Health.

Drug containment solutions and drug delivery systems represent mission-critical components of the pharmaceutical and biotechnology value chain for injectable drugs, which are produced for the treatment of a wide range of diseases from diabetes to cancer and other chronic conditions. Due to our competitive standing, we believe that we are well positioned to capitalize on several major demographic and technological trends generating growth in the global healthcare markets, including:

•
an aging population globally;
•
population experiencing more complex health conditions and the increasing incidence of chronic diseases (e.g., diabetes) and co-morbidities;
•
continued innovation in biologic-based therapies which are often administered by injection and the upcoming wave of injection-based biosimilars;
•
expanded access to advanced healthcare in developing countries;
•
broader demand for vaccine programs;
•
increasing propensity of biotechnology companies to outsource non-core competencies such as washing and sterilization of drug containers; and
•
growth in the self-administration of medicines that utilize self-injection systems such as a pen injector or autoinjector that have a primary container (i.e., glass containers such as cartridge or syringe) integrated into the delivery device.

We categorize our addressable market by direct markets and end markets. Our direct markets are comprised of products and product categories in which we directly participate, such as drug containment solutions. Our end markets include the broader sectors from which we see demand for our products and services, such as vaccines and biologics.

Direct Markets:

The below chart illustrates the direct markets we serve.

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

Pharmaceutical & IVD Engineering ("Engineering")

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

Key End Markets Segment:

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

We increasingly serve some of the fastest growing segments within biopharmaceutical injectables, such as:

•
Biologics: a segment which, based on data collected by IQVIA, is expected to grow at a CAGR of over 15% through 2027 and includes (i) antibodies, the highest-value sub-segment of the biologics market, driven by multiple product launches – both breakthrough therapies and biosimilar segments – in niche and specialty markets, such as Oncology and Immunology, characterized by high unmet needs; (ii) novel protein-based therapies such as GLP-1s, a treatment originally developed for diabetes and adopted for obesity, which is one of the fastest growing therapeutic areas; and (iii) advanced therapies – including cell-based therapies, gene therapies, and RNA-based therapies – one of the fastest growing market sub-segments in the pharmaceutical and biotechnology sectors, which is expected to grow at a CAGR of more than 40% through 2027, according to data collected by IQVIA, driven by continued innovation and funding; and
•
Vaccines: we have been serving the vaccine market for decades and the global response to the COVID-19 pandemic has rapidly produced an international effort and broader focus around epidemic preparedness that is expected to drive continued growth in the vaccine injectables market. According to IQVIA, the injectable vaccines market is estimated to grow at a CAGR of approximately 6% to 8% through 2027.

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
•
Other / Other Injectables: includes other injectables such as heparin and water for injection.

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

Based on market data from Alira Health, Transparency Market Research, and Data Horizon Research, the in-vitro diagnostic end market is expected to grow at a CAGR of approximately 5% to 7% through 2027, with molecular diagnostics showing a higher growth rate of approximately 10%.

The following chart provides a revenue breakdown by end market for the Biopharmaceutical and Diagnostics Solutions Segment:

Biopharmaceutical and Diagnostic Solutions Total Sales by End Market
2023
30%
10%
11%
9%
9%
31%
2022
29%
10%
11%
9%
12%
29%
Biologics
Generics/Small Molecules
Insulin
Vaccines
Diagnostic
Other

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

Leading global provider of mission-critical drug containment, delivery and diagnostic solutions for the pharmaceutical, biotechnology and life sciences industries and a trusted partner for the production of world-class manufacturing equipment to support customers worldwide

We are a recognized leader in providing mission-critical drug containment, delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We operate on a global scale, offering our products, processes and services in more than 70 countries. We serve a large and diversified customer base, including many of the world’s largest pharmaceutical, biotechnology and diagnostics companies, contract manufacturers and producers of glass packaging. Our customer base comprises more than 700 companies globally, including all of the top 25 pharmaceutical companies, and eight of the top ten in-vitro diagnostic companies, as measured by 2022 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies by market capitalization in the Nasdaq Biotechnology Index and over 100 biotechnology customers in total.

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

Integrated end-to-end platform spans the drug lifecycle, from design and development through commercialization

We offer solutions to our clients at each stage of the drug development process, from research and development, through clinical trials and commercialization. Our fully integrated, end-to-end value proposition allows us to reduce lead times, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk for our customers, while improving the reliability and safety of drug products.

The breadth of our integrated capabilities differentiates us from our competitors as we believe we are the only player in the industry to be active in both the drug containment, delivery and diagnostic solutions, as well as the engineering segments. Our comprehensive product portfolio makes us an attractive partner to both small, emerging businesses, which may look to outsource a portion of their manufacturing process, as well as to mature, commercial stage drug development organizations, that require complex engineering solutions that can be integrated into their own production processes. By partnering with customers in the early development phase, we are in a prime position to play a key role as they add products to their pipelines and seek more advanced technical solutions. Our ability to seamlessly integrate our drug containment and delivery solutions with our engineering capabilities allows us to deliver significant value to our customers by reducing lead times, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk, while improving the reliability and safety of drug products and reducing the time necessary to market them.

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

As a result of our commitment to manufacturing excellence and the breadth of our footprint, our customers view us as a functional extension of their operations. We are subject to rigorous audits by certification bodies and our customers, who perform more than 150 audits a year on our manufacturing facilities. Further, given our reputation for reliability and our ability to establish new manufacturing facilities with the same standards as our existing ones anywhere in the world, our customers often coordinate with us to support their geographic expansion strategy by building out greenfield manufacturing facilities. This, in turn, provides us access to customers and allows us to further secure our long- term relationships with them.

Highly collaborative approach resulting in deeper strategic partnerships with clients and leading to high customer retention

We approach every customer relationship with the goal of partnering and adding value over a long-term horizon, leveraging our technical expertise and our ability to collect analytical data to fully understand our customers’ objectives, needs and limitations. Drug containment and delivery solutions are often borne out of years of collective effort with customers to develop the optimal manner of containing and delivering a drug product to patients. The customized solutions we provide vary depending on the characteristics and chemical composition of the pharmaceutical products, logistical needs (for example, ease of transport and shelf- life), patient community to which the drug product is primarily addressed (including, potentially, its geographic location) and specific regulatory requirements. The containment and delivery solutions that we provide are an integral part of the drug product itself and are included as part of the regulatory filings required to approve drug product marketing and commercialization. Providing high-quality products with specificity, sensitivity and consistency, coupled with extensive product validation data are fundamental drivers of customer loyalty. The quality and dependability of our drug containment and delivery solutions are critical to obtaining commercialization and marketing approval from regulatory agencies. As a result, it is often the case that drug product containment and delivery arrangements cannot be changed without amending the regulatory filing with the relevant agency. High switching costs and significant time delays are meaningful deterrents to a change in suppliers, which reinforces customer loyalty and strengthens customer retention. Extensive scientific and engineering capabilities enable continuous innovation of proprietary products and processes.

During our 70-year history, we have differentiated our company from others by making significant ongoing investments in research and development to build our scientific, technical and engineering capabilities. We believe that customers rely on us because of our technical expertise, as well as our ability to design high quality containment format with the best possible processes to meet their needs and the specifications required to effectively contain and deliver their drugs. As the needs of our clients evolve, we drive innovation within our proprietary products and processes to develop specialized or customized solutions. As a result of our investments in internal engineering capabilities, we own the most critical processes behind the products we manufacture and can respond faster to customer needs for new or customized products. Our engineering capabilities also allow us to scale up our production rapidly, where required, thereby reducing lead times for commercialization of drugs. Our research and development team comprises more than 150 highly skilled and specialized employees based in our facilities in Italy (Piombino Dese and Milan), Germany (Bad Oeynhausen) and the U.S. (Boston). We have an active pipeline of more than 70 ongoing R&D projects. Our targeted investment in innovative products and technologies allows us to capture incremental pipeline opportunities and drive attractive growth, while delivering on our firm-wide commitment to provide the highest quality to customers.

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

Our Growth Strategy

We believe that the breadth and quality of our products and services offerings, our technical understanding of the drug-material interface, our innovative engineering and manufacturing excellence position us well to serve our global pharmaceutical, biotechnology and life sciences customers. We believe that our integrated solutions resonate with our customers, and we work with customers to move them up the product value chain as they bring new treatments to market that require more complex, integrated solutions. We believe that we will continue to benefit from favorable macro trends such as aging demographics, with more complex health needs; pharmaceutical innovation and the growing demand for biologics and biosimilars; increasing quality to meet market expectations; and an increasing trend towards outsourcing non-core functions by our customers which helps to reduce the total cost of ownership for a treatment, increase flexibility and reduce the time it takes to get a new treatment to market.

We focus on our customer needs and the market trends described in the “Our Industry and Growing End Market” section and tailor our growth strategy to such needs and trends.

Our growth strategy currently focuses on the following areas:

Expand our global market position in primary containment solutions and grow our mix of high value solutions

We pursue attractive, organic growth trends in our core primary container business by investing in additional capacity to meet the growing demands of the expanding pharmaceutical, biotechnology and vaccine markets. As more complex treatments are developed, customers are transitioning up the product value chain to high-value solutions which offer superior quality and performance. In response to customer demand trends, our current geographic and capacity expansion plans are mainly focused on investments in our high value solutions product portfolio. We rely on a unique set of proprietary manufacturing processes to drive product innovations in our primary container business that benefit our customers. For example, EZ-Fill® containers enable our customers to reduce the time necessary to market a drug, while lowering their overall total cost of ownership. We reduce our supply chain risk by expanding our development capabilities and manufacturing capacity in North America, Europe and Asia to better serve our customers in our key end markets and meet the demand for high-value solutions. We believe we will be able to continue developing our offering, particularly in biologics, to generate above-market growth and capture market share across our business segments. Our planned expansion in Italy, the U.S., and China also offers our customer base faster response time and supply chain redundancy, reducing risk for just in time manufacturing.

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

Leverage our global geographical presence as a platform to increase our penetration in the North American and Asia Pacific regions

The North American and APAC regions are two of the fastest growing markets and represent significant growth opportunities for our company. Both markets have well established research and manufacturing capabilities for biologic therapies covering both innovator and biosimilar products. We have a small but rapidly growing position in both regions, where we believe we can accelerate our recent growth by further expanding our manufacturing footprint. By providing locally sourced products, we can deliver supply chain security, just in time delivery, and reliable sourcing in terms of surge capacity to both existing and new customers. For example, our new plant in Indiana (U.S.) will represent a strategic location for us in proximity to key emerging biopharma players, enabling us to access an attractive biotech and vaccine market. We believe that we are well-positioned to expand our footprint and market share in the North American and Asia Pacific regions. In an effort to grant access to treatments and vaccines to a higher portion of their population and, therefore, improve their quality of life, APAC countries are showing a consistently growing demand for biologics and cell and gene therapy solutions, as well as strong inclination towards investment in biosimilars. We believe that our global footprint will allow us to take advantage of these favorable growth trends. We intend to further invest in the North American and APAC regions to increase our market penetration in these regions across the business segments in which we operate. In March 2023, we elected to slow down our investment in China in order to focus on the execution of our new manufacturing facilities in the United States and Italy.

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

Business Segments

Our business operations are organized into two reporting segments: (i) Biopharmaceutical and Diagnostic Solutions, which includes all the products and services developed and provided for the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables, and (ii) Engineering, which includes all the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and life sciences manufacturing processes (visual inspection, assembly, packaging and serialization and glass converting). In 2023, we generated 81% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment and 19% from our Engineering segment.

Biopharmaceutical and Diagnostic Solutions Segment

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

The Biopharmaceutical and Diagnostics Solutions segment includes our high-value solutions. These solutions are products, processes and services for which we hold intellectual property rights and have proprietary know-how and are characterized by particular complexity and high performance. Our high-value solutions represent a cross-section of our portfolio, including glass and polymer drug containment solutions such as NEXA®, NEXA FlexTM, LDP, ALBA® and a significant proportion of our EZ-Fill® line, as well as other drug delivery devices, molecular diagnostic solutions and analytical services.

Due to the technical complexity of our high-value solutions, and the significant value these generate for our customers, we enjoy premium pricing on these products, services and processes. Over time we have expanded our offering of high-value solutions, enabling us to drive significant growth from this category. Over the last five years, revenue from our high-value solutions has steadily grown and represented 34% of our total revenue for the year ended December 31, 2023.

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

Drug Containment Solutions (DCS)

DCS are mission-critical components in the production of pharmaceutical and biotechnology products. Our drug containment systems are complex and rely on multiple sophisticated industrial processes to form, treat, inspect and package these products. We provide high-value DCS in pharmaceutical grade glass and in polymer materials such as cyclic olefin polymer (COP) and cyclic olefin copolymer (COC).We believe that the breadth and variety of our DCS offering represents one of our key competitive advantages. Our portfolio of DCS products includes:

•
Pre-fillable Syringes (PFS): a wide range of sterile ready-to-fill (EZ-Fill®) g syringes, available in a range of sizes from 0.5 ml to 5 ml with staked needle, Luer cone or Luer lock adapter, bypass syringes or double-chamber systems, as well as COP and COC pre-fillable syringes through our exclusive agreement with Transcoject. We also offer bulk syringes, which are available with or without staked needle;
•
Cartridges: a diversified offering of cartridges with bypass and multi-bypass systems (i.e. double and multi-chamber system) suitable for both liquid and powder formulations, for the pharmaceutical, biotechnology and dental sectors. Cartridges are offered both in ready-to-fill (EZ-Fill®) and bulk options;
•
Vials: a broad range of vials, differentiated by size and capacity as well as ready-to-fill (EZ-Fill®) and bulk options. Our vials can be fully tailored to meet the different needs of pharmaceutical and biotechnology customers, including special formats such as micro-vials; and
•
Ampoules: a wide spectrum of ampoules.

High Value Solutions: Our DCS portfolio comprises several innovation-driven “high-value” solutions, illustrated below:

Our most innovative DCS solutions, some of which include integrated safety systems, are:

•
EZ-Fill®: EZ-Fill® solutions are ready-to-fill products that are provided to our customers after having already been washed, depyrogenated and sterilized in-house. We believe our EZ-Fill® solution positions us ahead of many of our direct competitors, as it allows us to provide maximum value to our pharmaceutical and biotechnology customers by: (i) reducing their capital investments in washing and sterilization equipment; (ii) being flexible and processable across different containers (i.e., syringes, vials, cartridges) on the same filling line; (iii) guaranteeing no glass-to-glass contact between different containers; (iv) delivering fewer breakages in the filling process of our pharmaceutical and biotechnology customers; and (v) being completely compatible with existing filling lines, in order to minimize disruption for customers. As the developers of EZ-Fill® systems, which we first started producing in 2007, we believe that our manufacturing technologies are the industry standard for ready-to-fill vials and cartridges, with more than 300 fill & finish lines capable of processing ready-to-use vials, and over 170 fill & finish lines capable of processing ready-to-use cartridges.
•
Nexa®: an innovative DCS solution for pre-fillable syringes, cartridges and vials providing high mechanical resistance and a superior cosmetic quality.
•
Nexa FlexTM: state-of-the-art pre-sterilized polymer syringes available in COP (Cyclic Olefin Polymer) and COC (Cyclic Olefin Copolymer) material are suitable for a wide range of applications, including sensitive biologics.
•
Alba®: Launched in 2019, our Alba® platform is an innovative DCS solution for pre-fillable syringes, cartridges and vials targeting protein-based drugs (biologics) and enabling a drastic reduction of silicon oil particle leaks and delamination issues.

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

Drug Delivery Systems (DDS)

Our DDS offering includes the following four product categories:

(i)
Pen Injectors: easy-to-use, safe devices containing a cartridge inside, which are mainly used for diabetes insulin treatments and which utilize a proprietary solution (Alina®) which we produce on the basis of an exclusive license from Haselmeier which we obtained in 2019. In January 2022, we signed an extension to our exclusive licensing agreement with Haselmeier which will allow us to provide our products for a broader range of drugs, including those relating to the treatment of obesity, cardiovascular disease, gastrointestinal disorders, pain management, neurological disorders, and arthritis. We have developed our Alina® variable-dose and fixed-dose pen injector platform which is compatible with established therapeutic regimens as well as innovator drug therapies related to diabetes care;
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
(iii)
Wearable Injectors: wearable devices enabling on-body drug delivery through self-injection, for example for slow-release injectable drugs. We own a proprietary solution (Vertiva™) targeting high-end treatments such as pain management and oncology. In 2020, we entered into an agreement with Bexson to produce a customized version of Vertiva™ for Bexson’s proprietary ketamine formulation (BB106) and provide patients with best-in-class non-opioid treatment for chronic and acute pain types.

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

Our key analytical services, supported by our regulatory know-how, include:

•
Primary Container Compatibility and Functionality with Drug Product: this series of characterization protocols and methodologies aim to fully understand how the primary packaging behaves in the presence of the drug product and/or under specific applications or conditions with a deterministic approach;

•
Drug Delivery System Testing: extensive testing to ensure the robustness of product functionality (device compatibility, functionality, engineer, and design verification testing) and ease of use;
•
Developmental (non-GMP) Fill & Finish Service: small, flexible Fill & Finish equipment to perform preliminary work on drug product, process, or container optimization;
•
Consultancy (Regulatory, Compliant Support, Test Method Development & Transfer): ensuring all the technical, regulatory, and documental support for developing a drug product throughout its life cycle;
•
Tailored Services: customized testing based on the specific need of each client.

Engineering Segment

Our engineering segment produces machinery for both in-house use and sale to customers. In our Piombino Dese (Italy), Bologna (Italy) and Silkeborg (Denmark) plants, we produce equipment and machinery for all phases of the glass production process, as well as for the assembly of plastic products and for the inspection of primary containers. We drive continuous technological advancements so that our equipment can consistently meet our client’s exact specification requirements. Our engineering services span all phases of the machinery production process from development and design, including the development of software and artificial intelligence models, to construction, assembly and testing. With approximately 170 specialists and technicians located worldwide, we provide after sales support to our customers with interactive tools and technical expertise, to ensure performance of their production sites. We are currently engaging in initiatives to consolidate our engineering operations in order to streamline our operations and improve operational efficiencies.

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

Our customer base includes all of the top 25 pharmaceutical companies, and eight of the top ten in-vitro diagnostic companies, as measured by 2022 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies by market capitalization in the Nasdaq Biotechnology Index and over 100 biotechnology customers in total.

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

In 2023, our ten largest customers accounted for 45.5% of our consolidated revenue, and one customer accounted for 11.4% of consolidated revenue.

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

Customer Contractual Arrangements

We have different contractual arrangements for different business segments. In our Biopharmaceutical and Diagnostic Solutions segment, our relationships with our customers are governed typically by master supply agreements the terms of which apply to each purchase order or product schedule through which customers place their request for the supply of our products. These are normally multi-year contracts generating consistent and recurring revenue streams, often times over the life cycle of a drug. We negotiate different master supply agreements with each customer and, although similar, there are no standardized terms across all agreements. Many of our agreements contain provisions which allow us to pass through cost increases from raw materials, logistics or energy.

Sales in our Engineering segment relate to individual machinery and contracts and are therefore negotiated on an individual basis. Pursuant to these equipment sale agreements, the intellectual property rights developed during the production of the relevant equipment and services remain our exclusive property save for cases of co-development with our customers.

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solutions Segment; and (ii) certain one-off agreements, with regards to our Engineering Segment. As of December 31, 2023, our total backlog was approximately €944.9 million compared to €957.0 million as of December 31, 2022.

In our Biopharmaceutical and Diagnostic Solutions segment we generally operate under long-term supply and/or framework agreements. Our backlog represents, as of a point in time, estimated future revenues from work not yet completed under specific purchase orders.

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

RAFT (Right At First Time) execution, respect for deadlines and flawless processes enable us to achieve very high customer satisfaction, while fostering loyalty and enhancing our reputation. Moreover, the combination of our scientific skills and engineering capabilities, which makes us a unique player in the market, enables us to minimize waste and maximize efficiency.

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
(iii)
Inspection: each item is checked using various inspection techniques depending on the customer and the product. Quality controls during the production process are strict and range from visual inspection, measurement systems and other laboratory tests. Such strict quality controls are required for us to meet our customers’ requirements in terms of dimensional precision, mechanical resistance, functional features, visual aspect (cosmetic defects below specification thresholds) and chemical stability. Our inspection techniques include visual, mechanical, video and light beam technology; and
(iv)
Packaging: as they leave the production line, the products enter into a clean room (ISO 8 environment) and are packaged. Typically, the products are then automatically placed on pallets and labelled to ensure traceability. Our advanced traceability systems allow us to identify defective products and recall them should that become necessary.

Our EZ-Fill® process for syringes, vials and cartridges consists of five main steps:

(i)
Container washing: the containers are washed through a process of “water for injection” in order to clean them from both particles and microbiological standpoint;
(ii)
Inner barrel siliconization and closure assembly (syringes and cartridges): a siliconization treatment is applied to assure final user functionality of the system during injection. Closure is then assembled to preserve the drug product up to the use;
(iii)
Container inspection: by mean of automatic inspection system, critical to quality attributes are checked to assure full compliance to specifications;
(iv)
Packaging: nesting, tub insertion, tub and steribag sealing operations are automatically performed to obtain a final packing which, once sterilized, will preserve sterility and protect the content during shelf life of the product; and
(v)
Palletizing: the product is then placed in specifics boxes and then onto pallets to be then shipped to the external sterilization service provider

Following the washing phase, the process is in an ISO 5 environment through final packaging. The in-process and quality controls for batch release are performed through specific control plans.

Our In-vitro Diagnostics, Medical Solutions and Drug Delivery Systems manufacturing process consists of six main steps:

(i)
Development: As part of our product development activities for DDS and IVD we focus our proprietary platforms and CDMO business on design for manufacturing and process engineering for tooling/molding and assembly. Our facility in Germany serves as the launching site for such products we develop and cover the range from prototype tooling to high cavities and manual to fully automated assembly;
(ii)
Injection Molding: this is one of our core competencies within In-vitro Diagnostics, Medical Solutions and Drug Delivery Systems and the majority of production is in Germany and the U.S. At this phase, the relevant mould is set up, the injection moulding machine is prepared with the appropriate process parameters, plastic granute is dried and/ or conditioned, and the production is setup according to pre-defined production specifications. Then, the injection mould process is started under validated status. The moulds allow the production of up to 128 parts in a single cycle, which can last between 4 and 30 seconds;
(iii)
Assembly: injection molded components can be assembled among themselves or with rubber, glass, metal or electronic components. Assembly processes could be carried out manually, but are almost entirely automatized;
(iv)
In-line Inspection: based on a risk analysis, all process steps in the value chain are validated and appropriate quality control measures are established before production starts in the industrialization phase. In the case of fully automated assembly or packaging, test steps are integrated into the automation process. At this phase, a variety of optical, tactile and electrical tests are carried out;
(v)
Quality control: this is an essential part of the production process. We carry out inspections in the form of in-process controls and/ or statistical controls. Different procedures such as mechanical tests (forces, torques), dimensional tests, optical tests, etc., are carried out to ensure that only products that meet the required specifications are delivered; and
(vi)
Packaging: the final process step is the packaging of the product into primary, secondary or tertiary packaging. Foils, blisters or printed cardboard are used for this purpose. Instruction manuals in different languages are enclosed.

Our engineering manufacturing process consists of nine main steps:

(i)
Development: at this phase, intended product use is defined by the subject-matter expert through a User Requirement Specification (URS) technical reference document, product risks are assessed through a failure mode and effect analysis (FMEA) and documented in accordance with relevant function specifications;
(ii)
Design: design of the equipment based on the FMEA is reported in a specific format, including a traceability matrix that ties back to the URS;
(iii)
Production Base: prepare necessary technical documentation and release specific bill of materials;
(iv)
Assembly: relevant equipment is then assembled, the relevant software installed and all data and electrical connections are checked and tested based on ad hoc checklists;
(v)
Running-in: the equipment is completed and test plans are prepared to perform Installation Qualification (IQ), Operative Qualification OQ) and Performance Qualification (PQ);
(vi)
Factory Acceptance Test: systematic verification with predefined test based on FMEA risk assessment for the specific design. Testing covers all relevant customer requirements;
(vii)
Commissioning: the equipment is transported to the customer’s facility and installed based on pre-agreed requirements and specifications. Specific checklists are set to verify and confirm compliance to requirements;
(viii)
Site Acceptance Test: systematic on-site verification according to pre-defined protocol and a specific report is prepared; and
(ix)
Closing: project evaluation and monitoring to ensure continuous improvements.

Facilities Overview

Below is a full list of our production facilities divided by business segment.

Biopharmaceutical and Diagnostic Solutions
Location	Product(s)
Piombino Dese, Italy	Primary Packaging (Vials, Cartridges, Syringes, EZ-Fill®)
Latina, Italy	Primary Packaging (Cartridges, Syringes EZ-Fill®)
Bratislava, Slovakia	Primary Packaging (Vials, Ampoules)
Monterrey, Mexico	Primary Packaging (Vials, Cartridges)
Zhangjiagang, China	Primary Packaging (Vials, Cartridges)
Sete Lagoas, Brazil	Primary Packaging (Vials, Cartridges, Ampoules)
Bad Oeynhausen, Germany	Medical Devices and components for Biopharma and Diagnostics
Ontario, California, U.S.	Medical Devices and components for Biopharma and Diagnostics
Fishers, U.S.	Primary Packaging (Syringes EZ-Fill®)

Engineering
Location	Product(s)
Piombino Dese and Bologna, Italy	- Glass Converting Equipment - Assembly and Packaging equipment lines - Visual Inspection Equipment
Aarhus, Denmark	- Visual inspection Equipment
Silkeborg, Denmark	- Assembly equipment and lines - Packing equipment and lines
Martellago, Italy	- Mechanical components for industrial machines

New facilities

We engaged in the construction of new plants primarily for the production of our EZ-Fill® product suite in Indiana (U.S.) and Latina (Italy). We have future plans to expand in Zhangjiagang (China) but have slowed the project to focus efforts on the execution of our plants in the U.S. and Italy.

On October 4, 2021 we announced the construction of a new EZ-Fill® hub in Fishers, Indiana. The plant, will enable us to be in closer proximity to our North America pharmaceutical customers and to provide an additional supply source. The facility will house production lines to produce EZ-Fill® syringes and vials. In line with customer demand and as a result of our increased production capacity, we expect to better support customers’ needs for biologics and vaccine treatments. The Indiana hub will also house our after-sales support services which will be dedicated to serving our North America engineering customers. Construction on the new plant is nearing completion, customer validation activities have commenced and we currently expect to launch commercial production in 2024.

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

On May 27, 2022, we acquired a brownfield in Latina (Italy) for a total consideration of approximately €16 million. The facility commenced commercial production beginning in the fourth quarter of 2023. When fully ramped, the facility is expected to produce EZ-fill® syringes and vials in response to market needs for ready-to-use drug containment products.

In December 2021, we signed the contract for the acquisition of an existing facility in Zhangjiagang, China for a new plant. In 2023, we decided to delay the timing of our investment in China to prioritize our expansion in the U.S. and Europe in order to satisfy expected future demand in those high-growth markets.

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

Supply Agreements with Schott and NEG

Schott and NEG accounted for a significant percentage of our glass tube supply in 2023.

In 2017 we entered into a Master Supply Agreement with Schott for the supply of glass tubes which was replaced by a new Master Supply Agreement dated November 21, 2019 and effective as of January 1, 2020. Under the agreement, we are required to purchase minimum quantities. Under the Schott Master Supply Agreement, we must notify Schott in October every year of the desired quantity to be purchased the following year. If the required quantity exceeds the minimum quantity imposed on Stevanato under the agreement, Schott approval is required. The agreement also provides for certain price adjustment mechanics based on manufacturing costs. The agreement expires on December 31, 2024 and contains customary termination provisions, allowing for termination by a party upon a material violation of the agreement or change of control by the other party. We are currently discussing plans to renew the agreement.

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

Biopharmaceutical and Diagnostic Solutions

All of our facilities use efficient quality control and quality assurance procedures comparable to those used in the pharmaceutical and biotechnology industries at each stage of the manufacturing process. We are certified according to applicable ISO standards. We are subject to rigorous audits by certification bodies and our customers, who perform more than 150 audits a year on our manufacturing facilities. Our control procedures in our glass manufacturing facilities focus on physical and chemical characteristics, dimensional aspects and product appearance and are carried out on each of: (i) the glass tubes and raw materials; (ii) the various process phases of production; and (iii) the finished products. Along the production line and before packaging each product undergoes an automatic inspection for cosmetic defects. Defective pieces are discarded. Inspection is carried out with highly sophisticated electronic devices using specific defect detection algorithms. At the end of the production line, products are checked using statistical control procedures to test their quality for specific cosmetic, chemical, physical and dimensional parameters. Each of our plastic manufacturing facilities also follows similar quality control procedures, albeit specific to plastic production. The control procedures include dimensional and functional tests, focused on the mechanic and cosmetic features of the products. In particular, checks are carried out on each of: (i) the raw materials; (ii) dyestuff, additives and components; (iii) the various process phases; (iv) semi-finished products; and (v) finished products.

Engineering

Our quality control systems and related activities are designed to ensure that our manufacturing processes, as well as those of our pharmaceutical customers and the contract manufacturing companies we rely on comply with Good Automated Manufacturing Practice (GAMP) standards based on the GAMP guidelines issued by the International Society for Pharmaceutical Engineering (ISPE). Each individual piece of machinery/ equipment is developed and manufactured as a project, and ad hoc project management tools are utilized to manage every stage and minimize risk.

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

Shareholder Agreement with SVM Holding ApS

In October 2021 we acquired the remaining 35% of the subsidiary SVM Automatik A/S (now Stevanato Group Denmark). Such acquisition resulted in the termination of the shareholder agreement with the minority shareholder SVM Holding ApS.

JV Agreement with SE Holdings Co. Ltd

In July 2023 we acquired the remaining 49% of the subsidiary Ompi of Japan Co. Ltd. Such acquisition resulted in the termination of the JV agreement with the minority shareholder SE Holdings Co. Ltd.

Intellectual Property and Information Technology

Intellectual Property

Our products, both in the Biopharmaceutical and Diagnostic Solutions and in the Engineering segments, are highly sophisticated and based on the development of specific know-how, processes and procedures. We actively protect our intellectual property rights and know-how through patents, trademarks and trade secrets. We actively map and protect our trade secrets and thus the technology behind our core products and processes is protected by 85 patent families, the most important ones being those devoted to the protection of the EZ-fill® solutions, the pre-sterilized drug containment solutions for aseptic manufacturing.

Our most distinctive brands are also protected via registered trademarks, the most important being: (i) SG-toothed wheel logo, (ii) EZ-fill®, (iii) EZ-fill SMART™ (the next generation EZ-fill® product suite) (iv) NEXA® (relating to superior drug containment solutions for mechanical resistance and cosmetic quality), (v) ALBA® (relating to advanced drug containment solutions for optimized drug-containment interaction), (vi) Vertiva™ (relating to wearable injectors), (vii) Alina® (relating to pen injector devices).

Information Technology

We keep strengthening our IT framework focusing on improving IT security and best practices. We are reviewing and updating our IT policies to the latest requirements to protect the Group’s information. In 2017, we began our digital transformation process to facilitate the Group’s growth in a globally competitive market. Our goal is to further improve, expand, and develop our digital ecosystem through 2024. To date, we have:

•
migrated all users to the cloud-based Microsoft Office 365, which includes advanced threat protection and data loss prevention functionalities;
•
completed the integration of our business divisions into the SaaS cloud-based enterprise resource planning system (ERP). From 2022, we completed the roll out to China, Slovakia, Mexico, US and Denmark facilities. Since January 2023, approximately 95% of our workforce is fully integrated into our cloud-based ERP and we currently expect to integrate the Brazilian facility within the first half of 2025.
•
further improved a “data factory” data intelligence solution based on Microsoft Synapse technology, providing business intelligence data.

Through 2024, we intend to continue to:

•
implement a secure digital work platform;
•
finalize the full integration of the ERP system for the whole Group;
•
move the current on premise IT infrastructure to Microsoft Azure and Amazon Web Services; and improve cutting edge digital and intelligence solutions.

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

We will continue to further strengthen our cybersecurity program in 2024. We are not aware of any material cybersecurity incident over the past years, nonetheless the company is covered by a cybersecurity insurance plan. For a description of the cybersecurity risks we may be facing see “Risk Factors – Risks Relating to our Business and Industry – Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements” and “ITEM 16K. Cybersecurity”.

Research and Development

Research and development investment is a fundamental component of our growth and continued success. Our research and development team comprises more than 150 highly skilled and specialized employees operating in Italy, Germany and the U.S.

The goal of our research and development effort is twofold: (i) to facilitate the transition from hospital to home care; and (ii) enabling biologics to reach the patient safely by meeting the most critical quality and performance requirements.

We pursue these goals by investing in both the Biopharmaceutical and Diagnostic Solutions segment (with the exception of in-vitro diagnostic products in relation to which we do not conduct research) and the Engineering segment. In 2023, for example, our research and development expenses amounted to €35.7 million, the majority of which was in connection with our Drug Delivery Systems business and our high-value solutions pipeline.

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

In certain research areas, including chemical-physical and morphological characterization of glass surfaces and interactions with drugs, we cooperate with Universities such as Ca’ Foscari University (Venice, Italy), and Federico II University (Naples, Italy). We also have a research collaboration with the University of Colorado to focus primarily on interactions and compatibilities of primary packaging with biologics. Pursuant to the relevant cooperation agreements with these Universities, we either own, or are entitled to co-ownership of, the intellectual property rights developed in connection with these programs.

Employees

As of December 31, 2023, we employed 5,635 employees in multiple jurisdictions (approximately 56% based in Italy, 9% based in Germany, 8% based in Mexico, 6% in each of Slovakia, the U.S. and Denmark each, 5% based in Brazil and 4% based in China). The following table provides a breakdown of employees across the various main departments.

Department	Total Headcount as of December 31, 2023
Direct Labor	3,467
Industrial / Manufacturing Overhead	1,459
G&A—Corporate Functions	205
Sales & Marketing	169
Research & Development	151
G&A—Accounting Finance Control	98
Human Resources	77
CEO Office	9

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

Insurance

We maintain product liability, property, cybersecurity and other insurance coverage to the extent we believe necessary to operate our business. We believe that our liability insurance is sufficient to meet our needs in light of expected possible future litigation and claims. We monitor regularly our risk profile and adjust coverage accordingly.

LEGAL PROCEEDINGS

We are involved, from time to time, in various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and tortious liability claims, among others (collectively, “Legal Proceedings”). While we cannot predict any final outcomes relating thereto, management believes that the outcome of current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows.

However, management’s assessment of our Legal Proceedings is ongoing, and could change in light of the discovery of additional facts with respect to Legal Proceedings pending against us, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, we are in discussions with regulators, including discussions initiated by us, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect our reputation, our business, financial condition, results of operations, cash flows.

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

Some of our directors have been subject to criminal proceedings in connection with their roles as employers, either for the Stevanato Group or for one of its subsidiaries, and in particular:

•
Sergio Stevanato was a defendant in two criminal proceedings: (i) before the Court of Padua (Italy) in respect of harm suffered by a former employee of Ompi S.r.l., one of our subsidiaries, allegedly as a result of being exposed to asbestos present in our facilities in the 1970s. The proceedings started in October 2018 and relate to facts that allegedly occurred between 1967 and 1987, when Mr. Stevanato was an officer of Ompi S.r.l. between 1973 and 1979. The employee contracted pleural mesothelioma, allegedly as a result of his exposure to asbestos, which was present in the panels used to protect employees from heat (use of asbestos was not prohibited at the time). The employee died in 2020, and the charges against Mr. Stevanato have changed to manslaughter. The judge asked for the dismissal of the proceedings; and (ii) before the Court of Latina (Italy) in respect of an injury suffered by another employee of Ompi S.r.l. to his finger in 2014. The proceedings commenced in 2014 and in a hearing of February 2, 2022, the judge acquitted the defendant of all alleged charges brought under both proceedings. Particularly: (i) the first trial was closed by a judicial decree of dismissal in February 2022; and (ii) the second trial was closed in April 2022 because it was judicially ascertained that the criminal fact did not exist.
•
Franco Stevanato was a defendant in a criminal proceeding before the court of Padua (Italy) in respect of harm suffered by an employee of Nuova Ompi S.r.l., one of our subsidiaries, in a collision between forklifts, resulting in such employee suffering a leg fracture. The proceedings started in May 2019 and relate to facts allegedly occurred when Mr. Stevanato was Responsible for Health and Safety matters of Nuova Ompi S.r.l. Mr. Stevanato was found guilty in a summary judgment, which he appealed. On July 7, 2023, in the appeal, Mr. Stevanato was acquitted in accordance with article 131-bis of the Italian criminal code for particular tenuousness of the fact. On November 16, 2023, an appeal to the judgment was filed.

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

C.
Organizational Structure

A full list of our significant subsidiaries is shown in the following diagram and depicts our simplified organizational and ownership structure.

The following diagram illustrates our corporate structure as of the date of this annual report. We conduct business through several direct and indirect subsidiaries operating in Europe, Asia and the Americas.

Stevanato Group S.p.A.
100%
Stevanato Group International a.s. (Slovakia)
100%
Nuova Ompi S.r.l. (Italy)
100%
Ompi of Japan Co., Ltd. (Japan)
100%
Spami S.r.l. (Italy)
100%
Perugini S.r.l. (Italy)
100%
Balda Medical GmbH (Germany)
100%
Stevanato Group N.A. S de RL de CV (Mexico)
30.76%
69.24%
Ompi N.A. S de RL de CV (Mexico)
100%
Stevanato Group Denmark A/S (Denmark)
79%
21%
Ompi do Brasil Ind. E Com. de Embalagens Farmaceuticas LTDA (Brasil)
93.01%
6.99%
Ompi of America Inc (Usa)
99.74%
Medical Glass a.s. (Slovakia)
100%
Ompi Pharmaceutical Packing Technology Co. Ltd. (China)
100%
Balda C. Brewer Inc (USA)
100%
Balda Precision Inc (USA)
100%
Medirio SA (Switzerland)
Holding
Biopharmaceutical and Diagnostic Solutions
Engineering

D.
Property, Plants and Equipment

We are headquartered in Italy and our registered office is located in via Molinella 17, Piombino Dese (Padua, Italy). As of December 31, 2023, we had nine production plants for manufacturing and assembly of pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), six plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and United States) and two commercial offices (in Japan and the United States). See “—B. Business Overview—Our Business— Manufacturing, Facilities and Supply Chain Overview—Facilities Overview” for a table setting forth a full list of our production facilities divided by business segment as of December 31, 2023.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve certain risks and uncertainties including, but not limited to, those described in the “Risk Factors” section of this annual report. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections. Certain information required by this ITEM 5, including a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, has been reported previously in our Annual Report on Form 20F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on March 2, 2023, under the section entitled “Operating and Financial Review and Prospects”.

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

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 70-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally. Our customer base includes 25 of the top 25 pharmaceutical companies, and eight of the top ten in-vitro diagnostic companies, as measured by 2022 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies by market capitalization in the Nasdaq Biotechnology Index and over 100 biotechnology customers in total.

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

We estimate that our total addressable market, based on our current offering, exceeded $15 billion in terms of revenue generated by all market participants in 2023, and consists of biopharmaceutical injectables and in-vitro diagnostic products. The addressable market estimation is based on revenue from all market players in 2023; if revenue from 2023 is not available, revenue for 2022 is used applying market growth rate from third parties such as IQVIA, Roots Analysis, Markets and Markets Research, and Alira Health. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

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

For the years ended December 31, 2023 and 2022, we generated 81% and 81% of total sales from our Biopharmaceutical and Diagnostic Solutions segment, respectively and 19% and 19% from our Engineering segment, respectively.

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. These high-value solutions are typically pre-washed, sterilized and in a ready-to-use format. Presently, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to a ready-to-use format, while 95% of the syringe market has transitioned to a ready-to-use pre-fillable syringes. However, we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more of the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS).”

We have nine production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the U.S.), six plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the U.S.) and two commercial offices (Japan and the U.S.). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the U.S. were acquired in strategic transactions over the past 15 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries. The Group is expanding its global industrial footprint with capacity expansions in Fishers, Indiana, U.S., and in Latina, Italy, primarily to add capacity in its premium EZ-Fill® products to diversify its product supply and improve proximity to customers. In 2023, the Group elected to slow down its capacity expansion in China in order to focus efforts and resources on the ramp up of its manufacturing facilities in the U.S. and Italy where demand outpaced initial expectations. On November 8, 2023, we acquired Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines. The acquisition of Perugini will support the Group's efforts in the ongoing integration of critical technologies and processes into the Group’s production process.

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2023	2022	%
Revenue	1,085.4	983.7	10.3%
Gross Profit	339.9	319.8	6.3%
Operating Profit	200.7	192.4	4.3%
Profit Before Tax	189.6	187.6	1.0%
Net Profit attributable to:
Equity holders of the parent	145.6	142.8	1.9%
Non-controlling interest	0.1	0.2	(64.7)%
Basic earnings per common share (in €)	0.55	0.54	1.9%
Diluted earnings per common share (in €)	0.55	0.54	1.8%
Dividend approved per share (in €) (1)	0.054	0.051	5.9%
Dividend approved per share (in $)	0.058	0.055	5.5%
(1)
Following approval of the Stevanato Group S.p.A. financial statements at December 31, 2022 by the shareholders at the Annual General Meeting of the Shareholders on May 24, 2023, a dividend distribution of €0.054 per outstanding share was approved, corresponding to a total distribution of approximately €14.3 million. This distribution was made from the net profits realized in the previous financial year. In July 2023 the Company paid €3.8 million of the distribution to shareholders of record at June 6, 2023 and the remaining balance, which related to dividends payable to Stevanato Holding S.r.l., was paid in the fourth quarter of 2023.

Following approval of the Stevanato Group S.p.A. Financial Statements at December 31, 2021 by the shareholders at the Annual General Meeting of the Shareholders on June 1, 2022, a dividend distribution of €0.051 per outstanding share was approved, corresponding to a total distribution of €13.5 million. This distribution was made in part from the net profits realized in the previous financial year and in part from "other reserves". In July 2022 the Company paid €13.5 million of the distribution to shareholders of record at June 14, 2022.

For further information on Earnings per share calculation, see “15. Earnings per Share” in the Consolidated Financial Statements.

Consolidated Statement of Financial Position Data

	(Amounts in € millions)
	At December 31,	At December 31,	Change
	2023	2022	€
Assets
Total current assets	861.9	845.8	16.1
Total non-current assets	1,209.7	813.9	395.8
Total assets	2,071.6	1,659.7	411.9

Liabilities and equity
Total current liabilities	574.4	462.5	111.9
Total non-current liabilities	364.5	201.3	163.2
Total liabilities	938.9	663.8	275.1
Equity	1,132.6	995.9	136.7
Total liabilities and equity	2,071.6	1,659.7	411.9

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

COVID-19 Pandemic Update

We have been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures to contain the spread of the virus. We experienced both positive and negative impacts from the COVID-19 pandemic.

COVID-19 provided a favorable tailwind due to our critical role in supplying glass vials and syringes to support the roll-out of the COVID-19 vaccine to approximately 90% of the marketed vaccine programs. The pandemic also had unfavorable impacts including decreases in non-COVID-19 related products, labor absenteeism and supply chain disruptions, among others. The Group continues to experience some volatility in certain pockets of the supply chain (such as electronic components) and lower demand in certain product categories including in-vitro diagnostics and some vial products due to high customer inventory levels.

In 2021, the Group's COVID-19 related sales peaked at approximately 14.7% of total revenue and have since steadily declined. In fiscal years 2022 and 2023 we estimated COVID-19 represented approximately 11.2% and 1.6% of total revenue respectively. Currently, the Group expects revenue from COVID-19-related products and services may likely continue to decrease in fiscal year 2024 compared to fiscal year 2023. Longer-term, there remains uncertainty around the magnitude of demand for COVID-19 related products, however we currently expect demand for products related to COVID-19 will decrease and they will become part of our normal vaccine business as COVID-19 moves into an endemic stage.

Throughout 2023 we experienced lower vial volumes and revenue as customers continue to work down inventories that they stockpiled during the pandemic. The higher inventories are not limited to COVID-19-related customers, but also customers with non-COVID-19 applications who built up stock in vials to mitigate supply chain uncertainty and manage long lead times at the height of the pandemic. We believe this is a temporary imbalance of supply and demand across the industry.

Fiscal Year 2023 Challenges

For the year ended December 31, 2023, we confronted a number of challenges linked, in part, to the impact of the COVID-19 pandemic and, in part, to the conflict between Russia and Ukraine, and due to the conflicts in the Middle

East. The military actions undertaken by Russian military forces against Ukraine resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and certain other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. As a result, primarily of the Russian-Ukrainian conflict, in 2022 gas prices fluctuated dramatically and affected Group margins. However, Stevanato Group has not faced any difficulties in accessing natural gas for its operations to date. For the year ended December 31, 2023, gas prices have stabilized, and we continue to monitor the situation going forward.

The increased demand for electrical components, coupled with COVID-19 lockdowns in China, has impacted global supply chains, which were already under strain. While this has caused a temporary disruption in the supply of the manufacturing parts that we use, our ability to source from multiple suppliers, order materials in advance, and keep excess raw materials and inventory on hand, has limited the impact on our business of these supply chain challenges. In 2023 the elongated lead times for electronic components, coupled with high demand, has caused some project delays which has lengthened our delivery times for Engineering equipment.

As a consequence of the above, there has been a trend of increasing inflation, to which the U.S. Federal Reserve and other central banks in various countries have responded by raising interest rates to restrictive levels in 2023. Even if prices may remain volatile for some time, in 2023 there has been an easing of inflation pressures.

General global economic downturns and macroeconomic trends, including heightened inflation, capital market volatility, interest rate and currency rate fluctuations, and an economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations have affected, and may continue to affect, the reported value of our assets and liabilities, as well as cash flows.

Maximizing Efficiency in Our Production Processes

Our production costs depend on our ability to maximize efficiency in our production processes. In 2018, we launched “SG Steps”, an operational excellence program aimed, among other things, at continuously improving the efficiency of our processes. Due to the integrated nature of our business, the “SG Steps” program resulted in an increase in the overall effectiveness of the equipment in our facilities, improved quality and efficiency in our global production processes and reduced delivery time, returns from customers, production scraps and waste. Our ability to maintain low production costs and, as a consequence, increase our profitability, will depend, in part, on how successful we are in further maximizing the efficiency of our processes.

Research and Development Expenses

In 2023, our research and development expenses amounted to 3.3% of our revenue, compared to 3.5% in 2022. Expenses in research and new product development are a strategic enabler for our future growth and we expect to continue to make substantial investments in this area in coming years. Through continued spending in our research and development programs, we intend to drive revenue and profit growth through processes that will improve innovation and quality of our existing products, and facilitate the shift towards “high-value” products, services and solutions.

Our ability to leverage our recent investments in research and new product development is critical to our future performance. We will continue to develop (i) containment solutions for innovative biologic drugs, including GLP1s, mRNA applications, monoclonal antibodies, cell and gene therapies, and (ii) a sustainable pipeline of patient-centric drug delivery systems that support the transition of therapy from hospital to home care and facilitate patient self-administration.

In our core drug containment solutions business, the development of new products will be targeted at maintaining the stability, potency and purity of our customers’ products prior to administration. New therapies for diabetes, obesity, cancer and autoimmune diseases are based on large, complex biological molecules that are extremely sensitive to their storage environment such as mRNA applications. In the area of drug delivery systems, we will be targeting the development of easy-to-use, accurate, reliable self-injection systems for complex pharmaceutical and biotechnology products. We have developed a portfolio of devices for this market that can be used off-the-shelf or tailored to the specific needs of the customer.

We will continue developing new drug delivery systems based on three pillars: patient centricity, sustainability and digitalization, all of which are core capabilities to meet our customer’s need for connected health devices.

We apply a rigorous “stage & gate” development process to de-risk our development projects and reduce total development costs. Development timelines for new drug delivery devices typically fall into the range of four to five years to reach the start of initial production.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Results discussed in this section of the annual report are consolidated according to International Financial Reporting Standards as issued by International Accounting Standards Board and therefore does not include Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our business operations are divided into two segments:

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

Revenue recognized in the years ended December 31, 2023 and 2022, amounted to €1,085.4 million and €983.7 million, respectively.

For each of the years ended December 31, 2023 and 2022, our Biopharmaceutical and Diagnostic Solutions segment represented 81% of revenue while our Engineering segment represented 19% of revenue, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the year ended December 31, 2023, and 2022.

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

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	879.3	206.1	—	1,085.4
Inter-Segment	2.0	166.7	(168.7)	—
Revenue	881.3	372.8	(168.7)	1,085.4

Gross Profit	290.2	78.3	(28.6)	339.9
Gross Profit Margin	32.9%	21.0%		31.3%

Operating Profit	187.6	53.6	(40.5)	200.7
Operating Profit Margin	21.3%	14.4%		18.5%

	For the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	799.7	184.0	—	983.7
Inter-Segment	1.5	115.5	(117.0)	—
Revenue	801.2	299.5	(117.0)	983.7

Gross Profit	274.9	64.7	(19.7)	319.9
Gross Profit Margin	34.3%	21.6%		32.5%

Operating Profit	182.6	41.3	(31.4)	192.5
Operating Profit Margin	22.8%	13.8%		19.6%

Results of Operations

Year ended December 31, 2023 versus year ended December 31, 2022

The following table sets forth our results of operations for the years ended December 31, 2023 and 2022.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,				Change	Change
	2023	% of revenue	2022	% of revenue	€	%
Revenue	1,085.4	100.0%	983.7	100.0%	101.7	10.3%
Costs of Sales	745.5	68.7%	663.9	67.5%	81.6	12.3%
Gross Profit	339.9	31.3%	319.8	32.5%	20.1	6.3%
Other Operating Income	10.4	1.0%	18.8	1.9%	(8.4)	(44.7)%
Selling and Marketing Expenses	25.0	2.3%	26.1	2.7%	(1.1)	(4.2)%
Research and Development Expenses	35.7	3.3%	34.4	3.5%	1.3	3.7%
General and Administrative Expenses	88.9	8.2%	85.7	8.7%	3.2	3.7%
Operating Profit	200.7	18.5%	192.4	19.6%	8.3	4.3%
Finance Income	20.3	1.9%	25.0	2.5%	(4.7)	(19.2)%
Finance Expense	31.4	2.9%	29.8	3.0%	1.6	5.3%
Profit Before Tax	189.6	17.5%	187.6	19.1%	2.0	1.0%
Income Taxes	43.9	4.0%	44.6	4.5%	(0.7)	(1.7)%
Net Profit	145.7	13.4%	143.0	14.5%	2.7	1.9%

Revenue

Revenue increased by €101.7 million, or 10.3%, to €1,085.4 million for the year ended December 31, 2023, compared to €983.7 million for the year ended December 31, 2022, driven by growth in both segments, higher volumes and the mix shift to high value solutions. For the year ended December 31, 2023 we estimate that COVID-19 related revenue was approximately 1.6% of our total revenue, compared to 11.2% for the year ended December 31, 2022. Revenue growth on constant currency basis was 11.2% for the year ended December 31, 2023.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in € million, except as indicated otherwise)
	For the year ended December 31,		Change	Change
	2023	2022	€	%

Type of goods or service
Revenue from high-value solutions	366.4	293.2	73.2	25.0%
Revenue from other containment and delivery solutions	512.9	506.4	6.5	1.3%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	879.3	799.7	79.6	10.0%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €79.6 million, or 10.0%, to €879.3 million for the year ended December 31, 2023 compared to €799.7 million in the year ended December 31, 2022. For the year-ended December 31, 2023, we estimate revenue related to COVID-19 decreased by approximately €93.3 million or 84.4% to €17.2 million and represented 2.0% of the segment revenue compared to approximately €110.5 million, or 13.8% of the segment revenue for the year ended December 31, 2022.

Revenue from our premium priced, high-value solutions increased by €73.2 million, or 25.0%, to €366.4 million for the year ended December 31, 2023, compared to €293.2 million for the year ended December 31, 2022, reflecting increased demand for high performance drug containment products. Revenue generated by other containment and delivery solutions increased by €6.5 million, or 1.3%, to €512.9 million for the year ended December 31, 2023, compared to €506.4 million for the year ended December 31, 2022.

Throughout fiscal year 2023, the segment experienced lower volumes and revenue attributable to glass vials and in-vitro diagnostics, as customers continue to work down higher inventories resulting from COVID-19. This was offset by higher demand and revenue related to other products, such as syringes, within the Biopharmaceutical and Diagnostic Solutions segment.

On a constant currency basis, revenue generated by high-value solutions increased by €77.6 million, or 26.5%, for the year ended December 31, 2023, compared to €293.2 million for the year ended December 31, 2022, while revenue generated by other containment and delivery solutions increased by €10.2 million, or 2.0%, for the year ended December 31, 2023 compared to €506.4 million for the year ended December 31, 2022.

Engineering

Revenue generated by the Engineering segment, increased by €22.0 million, or 12.0%, to €206.1 million for the year ended December 31, 2023 compared to €184.0 million for the year ended December 31, 2022. The growth was driven by higher sales in visual inspection systems, assembly and packaging machines and after-sales support services.

We do not consider any of the revenue in our Engineering segment to be attributable to COVID-19 since: (i) we cannot accurately determine the end users of our products; and (ii) most of our products have life cycles of 10 years or more and, therefore, bear a reasonably likely chance of being used for purposes other than COVID-19 related.

Revenue Breakdown by Region

The following tables present revenue by geographical markets for the year ended December 31, 2023, and 2022. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in € million, except as indicated otherwise)
	For the year ended December 31,				Change	Change
	2023	% on Revenue	2022	% on Revenue	€	%

Geographical markets
EMEA	634.1	58.4%	599.7	61.0%	34.4	5.7%
APAC	102.9	9.5%	100.3	10.2%	2.6	2.6%
North America	317.5	29.3%	250.8	25.5%	66.7	26.6%
South America	30.9	2.8%	32.9	3.3%	(2.0)	(6.1)%
Total Revenue	1,085.4	100.0%	983.7	100.0%	101.7	10.3%

Cost of Sales

Cost of sales increased by €81.6 million, or 12.3%, to €745.5 million for the year ended December 31, 2023 compared to €663.9 million for the year ended December 31, 2022, mainly due to the growth in sales volumes and of the increase in industrial costs, such as materials and labor, tied to the start-up of our new manufacturing plants. The increase in cost of sales also resulted from an increase in industrial depreciation due to the availability for use of the machinery installed in the previous periods to increase the production capacity, particularly for high-value solutions.

For the year ended December 31, 2023, cost of sales included €10.6 million of start-up costs principally related to the new facilities in Indiana, U.S., and Latina, Italy. These costs are primarily related to labor costs incurred prior to the ongoing start-up of commercial operation that are associated with the training and travel of personnel who are employed in the production of our products, which require specific knowledge.

For the year ended December 31, 2022, cost of sales included €3.3 million of start-up costs principally related to the new facilities in Indiana, U.S., and Latina, Italy.

As a percentage of revenue, cost of sales was 68.7% for the year ended December 31, 2023 compared to 67.5% for the year ended December 31, 2022.

Gross Profit

For the year ended December 31, 2023, gross profit increased by €20.1 million, or 6.3%, to €339.9 million for the year ended December 31, 2023 compared to €319.8 million for the year ended December 31, 2022. Gross profit margin decreased to 31.3% for the year ended December 31, 2023 compared to 32.5% for the year ended December 31, 2022, due to the decrease in gross profit margin from Biopharmaceutical and Diagnostic Solution segment and to a lesser extent to the decrease in gross profit margin from Engineering segment.

For the year ended December 31, 2023, gross profit margin for the Biopharmaceutical and Diagnostic Solution segment was 32.9% compared to 34.3% for the year ended December 31, 2022. The decrease in gross profit margin was mainly due to lower EZ-Fill® vial volumes, industrial costs tied to the start-up of our new manufacturing plants, higher depreciation, and currency translation. We currently expect that margins will continue to be tempered in 2024 by ramp-up inefficiencies and higher depreciation as we grow volumes in our new manufacturing facilities and gain better leverage on our fixed costs.

Engineering segment gross profit margin decreased to 21.0% for the year ended December 31, 2023, compared to 21.6% for the year ended December 31, 2022. The decrease in gross profit margin was mainly driven by lower marginality on specific projects in process. In the second half of 2023, the combination of strong demand and supply chain volatility placed stress on our engineering resources, and this resulted in some delays.

Other Operating Income

For the year ended December 31, 2023, other income decreased by €8.4 million, or 44.7%, to €10.4 million, compared to €18.8 million for the year ended December 31, 2022, which included approximately €7.6 million income related to a compensation for cancellation of an unfulfilled contract.

Selling and Marketing Expenses

Selling and marketing expenses decreased by €1.1 million, or 4.2%, to €25.0 million for the year ended December 31, 2023 compared to €26.1 million for the year ended December 31, 2022. Selling and marketing expenses are lower compared to the year ended December 31, 2022 due to cost containment initiatives and a lower cash bonus accrual tied to achievement thresholds under the Group's performance-based management bonus program as well as lower share-based compensation expense accrual following the introduction of the 2023-2027 incentive plans. The decrease was partially offset by an increase in the accruals of bad debt provision (€0.7 million accrual for the year ended December 31, 2023 compared to €0.8 million release for the year ended December 31, 2022).

As a percentage of revenue, selling and marketing expenses was 2.3% for the year ended December 31, 2023 compared to 2.7% for the year ended December 31, 2022.

Research and Development Expenses

Research and development expenses increased by €1.3 million, or 3.7%, to €35.7 million for the year ended December 31, 2023, compared to €34.4 million for the year ended December 31, 2022. Such expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for €4.8 million for the year ended December 31, 2023 (€3.5 million for the year ended December 31, 2022). The increase in research and development expenses is primarily due to an increase in personnel expenses and higher depreciation and amortization partially offset by containment of external project costs.

As a percentage of revenue, research and development expenses was 3.3% for the year ended December 31, 2023 compared to 3.5% for the year ended December 31, 2022.

General and Administrative Expenses

General and administrative expenses increased by €3.2 million, or 3.7%, to €88.9 million for the year ended December 31, 2023, compared to €85.7 million in the year ended December 31, 2022. These expenses include depreciation and amortization of €8.3 million (compared to €7.1 million in 2022), of which amortization of fair value adjustments from purchase price allocations amounted to €1.0 million (€1.0 million in 2022). The increase in general and administrative expenses was mainly attributable to higher IT related costs, such as licenses, and to higher depreciation and amortization. This was partially offset by a lower cash bonus accrual tied to achievement thresholds under the Group's performance-based management bonus program as well as lower share-based compensation expense accrual following the introduction of the 2023-2027 incentive plans.

For the year ended December 31, 2023, general and administrative expenses included €1.4 million of start-up costs principally related to the new facilities in Indiana, U.S., and Latina, Italy and €0.3 million of restructuring and related charges.

For the year ended December 31, 2022 general and administrative expenses included €2.9 million of start-up costs principally related to the new facilities in Indiana, U.S., and Latina, Italy.

As a percentage of revenue, general and administrative expenses was 8.2% for the year ended December 31, 2023 compared to 8.7% for the year ended December 31, 2022.

Operating Profit

For the year ended December 31, 2023, operating profit increased by €8.3 million, or 4.3%, to €200.7 million for the year ended December 31, 2023, compared to €192.4 million for the year ended December 31, 2022. Operating profit margin for the year ended December 31, 2023 decreased to 18.5% compared to 19.6% for the year ended December 31, 2022.

For the year ended December 31, 2023, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 21.3%, compared to 22.8% for the year ended December 31, 2022. The decrease in operating profit margin was primarily due to the reduction in gross profit margin and other operating income, partially offset by better absorption of SG&A expenses.

For the year ended December 31, 2023, Engineering operating profit margin was 14.4%, compared to 13.8% for the year ended December 31, 2022. The increase in operating profit margin was primarily due to an increased absorption of SG&A expenses.

Net Finance Expenses

Finance expenses, net of finance income, increased by €6.3 million to a net expense balance of €11.1 million for the year ended December 31, 2023, from a net expense balance of €4.8 million for the year ended December 31, 2022. The net change was mainly due to unrealized foreign exchange losses as a result of the strengthening of some currencies, such as the EUR and MXN, against the USD and, to a lesser extent, to the increased interest expenses, primarily related to the use of short-term loan facilities.

Profit Before Tax

Profit before taxes increased by €2.0 million, or 1.0%, to €189.6 million for the year ended December 31, 2023, compared to €187.6 million for the year ended December 31, 2022.

Income Taxes

Income taxes decreased by €0.7 million, or 1.7%, to €43.9 million for the year ended December 31, 2023, compared to €44.6 million for the year ended December 31, 2022 as described below. The effective tax rate for the year ended December 31, 2023, decreased to 23.1% compared to 23.8% for the year ended December 31, 2022.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2023	2022	€
Current Income Tax
Current Taxes	60.7	57.6	3.1
Deferred Taxes
Deferred Taxes	(16.8)	(13.0)	(3.8)
Income Tax Expenses reported in the statement of profit or loss	43.9	44.6	(0.7)

Current Taxes

Current taxes increased by €3.1 million, or 5.3%, to €60.7 million for the year ended December 31, 2023, compared to €57.6 million for the year ended December 31, 2022. This increase was primarily due to higher taxable income in the Italian Group’s legal entities for the year ended December 31, 2023.

Deferred Taxes

For the year ended December 31, 2023, we recorded a deferred taxes benefit of €16.8 million, compared to the €13.0 million tax benefit for the year ended December 31, 2022. For the year ended December 31, 2023 the tax benefit was mainly connected to (i) the deferred tax assets accrual on land grant in the legal entity Ompi of America, (ii) the deferred tax assets booked upon consolidated elimination of revenues related to intercompany sales of fixed assets and (iii) to deferred tax assets recorded on tax losses carry forward.

Net Profit
Net profit increased by €2.7 million, or 1.9%, to €145.7 million (or €0.55 of Diluted EPS or €0.58 of Adjusted Diluted EPS) for the year ended December 31, 2023, compared to €143.0 million (or €0.54 of Diluted EPS or €0.56 of Adjusted Diluted EPS) for the year ended December 31, 2022. For details on "Adjusted Diluted EPS" see "Key Indicators of Performance and Financial Condition - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit and Adjusted Diluted EPS" below.

Year ended December 31, 2022 compared to the year ended December 31, 2021

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects - A. Operating Result - Results of Operations - Three months and year ended December 31, 2022, versus three months and year ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023.

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

Our primary sources of liquidity are our cash and cash equivalents, short-term loan facilities, and medium and long-term loans from a number of financial institutions, as described below, and the equity markets. At December 31, 2023, we had cash and cash equivalents of €69.6 million (compared to €228.7 million in 2022) and other current financial assets (other than derivatives) of €0.7 million (compared to €27.9 million in 2022). Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds that will be generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

In January and March 2024, we secured two loans totaling €80.0 million to support our ongoing capital investments in growth platforms. The first loan agreement was financed by BPER Banca for €30.0 million and the second loan for €50.0 million was financed by Intesa Sanpaolo. Both financings have a five-year tenor, with two years of interest-only payments and three years of amortizing period. The loans are intended to finance capacity expansion to increase production, primarily for high-value solutions to meet increased demand.

Our total current liabilities were €574.4 million as of December 31, 2023 (compared to €462.5 million as of December 31, 2022), which primarily includes €277.8 million trade payables, €22.3 million contract liabilities, €22.9 million advances from customers, €137.4 million financial liabilities, €30.8 million tax payables, €5.8 million lease liabilities, €1.1 million current provision for warranty, and €76.2 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

Pricoa Private Placement

On April 16, 2020 we entered into a note purchase and private shelf agreement with PGIM, Inc. and certain of its affiliates (the “Note Purchase Agreement”), pursuant to which, for a period of three years following the date of the agreement (unless terminated earlier) we had the right to issue, and PGIM, Inc. or certain of its affiliates had the right to purchase, up to $69.5 million of our notes. Pursuant to the Note Purchase Agreement, on the same date, we issued €50.0 million of our Senior Notes, Series A, due April 16, 2028 to PGIM, Inc. (the “Notes”), with an interest rate of 1.4%. Repayment of the Notes is required to be made in two tranches, €25.0 million on April 16, 2027, and the reminder at the expiration of the notes.

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

As at December 31, 2023 and 2022, all financial covenants are complied with.

Additional Medium and Long-Term Loan Facilities

As of December 31, 2023, we had medium and long-term loan facilities totaling €243.9 million fully drawn down.

The total outstanding amount was raised between 2017, 2019 and 2023. Approximately €59.5 million outstanding as of December 31, 2023 were raised in 2019 from four banks. The average term is 2.3 years. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 1.4%. These loan agreements impose certain covenants on us, including: (i) not to exceed certain consolidated net debt to consolidated EBITDA ratios (not greater than 4.0 to 1.0 in three of the loan agreements and not greater than 3.5 to 1.0, at 4.0x, in the remaining agreements); (ii) to maintain a consolidated net debt to equity ratio equal to or lower than 2 to 1 and at least amounting to €200 million; (iii) not to sell assets having a value, or to grant liens or loans to third parties, exceeding certain amounts; (iv) to ensure that the loans always rank at least pari passu with other debt of the company; (v) not to segregate assets (as defined under Italian law); and (vi) not to distribute dividends or reserves nor to carry out extraordinary transactions resulting in the breach of financial covenants.

As at December 31, 2023 and 2022, all financial covenants are complied with.

Approximately €22.2 million outstanding as of December 31, 2023 were raised in 2017 and 2018. The average term is 1.7 years. These loans include covenants consistent with those described for the 2019 loans. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 1.2%.

On January 16, 2023 and February 28, 2023 we entered into two term loan contracts, totaling €130.0 million, to support production capacity expansion in the U.S. and Italy. The first loan agreement was financed through BNL (Group BNP Paribas) for €70.0 million and the second loan for €60.0 million was financed through Cassa Depositi e Prestiti. Both financings are at floating rates and have a five-year tenor with two years of interest-only payments and three years of amortizing period with quarterly repayment of the installments at constant principal portion. Both loans are “ESG-linked” with potential price improvement linked to the yearly successful achievement of two ESG KPIs. As of December 31, 2023, both loans have been fully drawn down. These loans include covenants consistent with those described for the 2019 loans.

On November 30, 2023 and December 19, 2023, we entered into two term loan agreements with Monte Dei Paschi di Siena, totaling €30.0 million, to support production capacity expansion. Both financings, which have been fully drawn down, are at floating rates and have a five-year tenor with two years of interest-only payments and three years of amortizing period with quarterly repayment of the installments at constant principal portion. These loans include covenants consistent with those described for the 2019 loans.

Short-Term Loan Facilities

As of December 31, 2023, we had short-term facilities totaling €143.3 million in available principal, of which we had drawn down €84.0 million. Of these €84.0 million, €26.0 million are denominated in Danish kroner for a countervalue of DKK 198.8 million.

Capital Expenditures

During the fiscal year ended December 31, 2023, capital expenditures amounted to €453.3 million. Capital expenditure for growth and capacity expansion (defined as all investments related to existing capacity increase, i.e. new industrial lines, new buildings, warehouse/production unit expansion) were €417.3 million, which included (i) €369.4 million for new EZ-Fill® production lines and related buildings expansion, principally in Fishers, U.S., (€216.9 million) and in Latina, Italy, (€120.5 million), (ii) €24.8 million for the completion of our glass containment solutions capacity expansion, (iii) €14.1 million for new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions and (iv) €8.9 million dedicated mainly to Engineering capacity expansion, ITC capacity increase and molds.

In the U.S., construction of the new facility continues to progress. The plant launched customer validation and expects to start commercial operations in 2024. In Italy, the new facility in Piombino Dese started commercial production in early 2023 while in Latina the Group launched commercial production in the fourth quarter of 2023. In 2023, the Group decided to delay the timing of our investment in China in order to focus efforts and resources on the ramp up of its manufacturing facilities in the U.S. and Italy where demand outpaced initial expectations.

As at December 31, 2023 committed orders related to the ongoing investments equaled approximately €136.5 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA).

Capital expenditures for maintenance, increasing quality, improving our IT systems, improving efficiency of our production processes and improving safety of our plants and production sites amounted to €25.0 million and €11.0 million for research and development, including laboratory equipment, molds and other related equipment.

Cash Flow

Year ended December 31, 2023 versus year ended December 31, 2022

The following table presents the summary consolidated cash flow information for the years ended December 31, 2023 and 2022.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2023	2022	€
Cash flows from operating activities	105.2	103.3	1.9
Cash flows used in investing activities	(421.2)	(243.0)	(178.2)
Cash flows from / (used in) financing activities	158.0	(44.5)	202.5
Net change in cash and cash equivalents	(158.0)	(184.2)	26.2

Cash generated from operating activities

Net cash generated from operating activities was €105.2 million for the year ended December 31, 2023 (compared to €103.3 million for the year ended December 31, 2022). For the year ended December 31, 2023 the net cash generated from operating activities was primarily the result of (i) profit before taxes of €189.6 million adjusted for €78.5 million of depreciation and amortization expense, €3.7 million of net finance expense and €0.5 million of gains from the disposal of fixed assets, (ii) €2.4 million from change in provisions, including the allowance for bad and doubtful debts, and employee benefits, (iii) €13.0 million net other non-cash expenses and (iv) €105.0 million cash generated from the change in trade payables, contract liabilities, advances and other liabilities. These cash inflows were partially offset by (i) €113.6 million cash absorbed from the net change in inventories and contract assets, (ii) €93.9 million from the net change in trade receivables e and other assets, (iii) €76.8 million income tax paid and (iv) €2.2 million net finance interests paid.

Net cash generated from operating activities was €103.3 million for the year ended December 31, 2022. For the year ended December 31, 2022 the EBITDA generation of €257.3 million was partially offset by (i) €117.7 million cash absorbed from the net change in working capital, deriving from the growth and mainly due to inventories increase to secure supply chain, (ii) €9.0 million cash absorbed from the change in other provision and employees benefits and (iii) €25.8 million in income tax paid.

Cash used in investing activities

Net cash used in investing activities was €421.2 million for the year ended December 31, 2023 (compared to €243.0 million cash used in investing activities for the year ended December 31, 2022), as we continued to execute our strategic investments in capacity expansion for high value solutions to meet customer demand. For the year ended December 31, 2023 net cash used in purchasing property and equipment as well as intangible assets amounted to €441.9 million net of the advance payment of approximately €22.4 million received from the U.S. Biomedical Advanced Research and Development Authority (BARDA) which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies.

For the year ended December 31, 2023 the net cash spent to acquire Perugini S.r.l. was €3.6 million while the cash used for investing in other financial assets amounted to €4.2 million.

These cash outflows were partially offset by the proceeds from the life insurance policies redemption for €27.9 million.

Net cash used in investing activities was €243.0 million for the year ended December 31, 2022 (compared to €96.4 million cash used in investing activities for the year ended December 31, 2021), consisting mainly of the purchase of property and equipment to increase our production capacity for both our EZ-Fill® product portfolio and our bulk business. For the year ended December 31, 2022 net cash used in investing activities also included (i) the advance payment of approximately €13.9 million received from the BARDA for installing machinery in Fishers and (ii) the advance payment of approximately €2.3 million received from the city of Fishers for hard costs at site. We also invested in R&D and in strengthening the security of our IT systems.

Cash used in and generated from/ (used in) financing activities

Net cash flows generated from financing activities was €158.0 million for the year ended December 31, 2023 (compared to €44.5 million generated from financing activities for the year ended December 31, 2022). For the year ended December 31, 2023, the net cash generated from financing activities was primarily related to the proceeds from borrowings for €247.5 million. These cash inflows were partially offset by € 69.0 million repayments of borrowings, by €5.9 million payment of the principal portion of lease liabilities, by €14.3 million dividends paid and by €0.3 million for the acquisition of non-controlling interests in Ompi of Japan Co. Ltd.

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

Net change in cash and cash equivalents

The net change in cash and cash equivalents was a reduction of €158.0 million for the year ended December 31, 2023, compared to a reduction of €184.2 million for the year ended December 31, 2022.

Off Balance Sheet Arrangements

Off-balance sheet arrangements may be summarized as follows:

	(Amounts in € millions)
	At December 31,	At December 31,
	2023	2022
Guarantees	128.1	112.4
of which secured	4.7	4.7
Total Guarantees	128.1	112.4

At December 31, 2023, we issued guarantees to third parties for €128.1 million in the ordinary course of business. Such amount includes advance payment and performance bonds as well as suretyships and letters of comfort to financial institutions on outstanding short-term facilities in favor of foreign subsidiaries; some of which include floating charges for €4.7 million.

Tabular Disclosure of Contractual Obligations and Commitments

The following table summarizes payments due under our contractual obligations and commitments at December 31, 2023:

	(Amounts in € millions, except as indicated otherwise)
	Due within one year	Due between two and three years	Due between four and five years	Due beyond five years	Total
Borrowings (1)	135.6	117.6	74.7	—	327.9
Notes	0.1	0.1	49.5	—	49.7
Lease liabilities (2)	5.8	6.5	2.2	4.4	18.9
Other financial liabilities	0.2	—	—	—	0.2
Trade payables	277.8	—	—	—	277.8
Tax payables	30.8	—	—	—	30.8
Other liabilities (3)	63.4	1.7	—	—	65.1
Employee Benefits	0.1	0.2	—	7.1	7.4
Total liabilities	513.8	126.1	126.4	11.5	777.9

(1)
Represents the cash flow for loan repayment obligations, including amortized cost effect and bank overdrafts for € 84.0 million, relating to bank loans. The loans include provisions which may accelerate the reimbursement plan of the obligations, such as in case of breach of covenants, change of control or cross default.
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

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net (Debt)/ Cash and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurring when the financial results of foreign subsidiaries are converted into the Group's functional currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our revenue. We calculate constant currency revenue by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported revenue. The following tables set forth the calculation of Constant Currency Revenue for the fiscal year ended December 31, 2023 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the year ended December 31, 2023	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	366.4	512.9	879.3	206.1	1,085.4
Effect of changes in currency translation rates	4.4	3.8	8.2	0.2	8.4
Constant Currency Revenue	370.8	516.7	887.5	206.3	1,093.8

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the year ended December 31, 2023	370.8	516.7	887.5	206.3	1,093.8
Reported Revenue for the year ended December 31, 2022	293.2	506.4	799.7	184.0	983.7
Change in revenue at constant currency	77.6	10.3	87.8	22.3	110.1
% Change in revenue at constant currency	26.5%	2.0%	11.0%	12.1%	11.2%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income taxes, finance income, finance expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs that are unrelated to the underlying performance of the business, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain significant items that management considers not reflective of underlying operating activities and which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin for the fiscal years ended December 31, 2023 and 2022 and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measures, Net Profit and Net Profit Margin. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2023	2022	%
Net Profit	145.7	143.0	1.9%
Income Taxes	43.9	44.6	(1.7)%
Finance Income	(20.3)	(25.0)	(19.2)%
Finance Expenses	31.4	29.8	5.3%
Operating Profit	200.7	192.4	4.3%
Depreciation and Amortization	78.5	64.8	21.1%
EBITDA	279.2	257.3	8.5%
Adjusting items	12.3	6.3	95.2%
Adjusted EBITDA	291.5	263.6	10.6%

Revenue	1,085.4	983.7
Net Profit Margin (Net Profit/ Revenue)	13.4%	14.5%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	26.9%	26.8%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Income Taxes, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following table sets forth the reconciliation of EBITDA, Operating Profit, Income Taxes, Net Profit, Diluted EPS with Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS for the fiscal years ended December 31, 2023 and 2022.

For further information on non-recurring items see “Cost of Sales” and “General and administrative expense” above.

	(Amounts in € millions, except as indicated otherwise)
For the year ended December 31, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	279.2	200.7	43.9	145.7	0.55
Adjusting items:
Start-up costs new plants (1)	12.0	12.0	3.2	8.8	0.03
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	291.5	213.0	47.2	154.7	0.58

	(Amounts in € millions, except as indicated otherwise)
For the year ended December 31, 2022	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	257.3	192.4	44.6	143.0	0.54
Adjusting items:
Start-up costs U.S. plant (1)	6.2	6.2	1.6	4.6	0.02
Restructuring and related charges (2)	0.1	0.1	—	0.1	0.00
Adjusted	263.6	198.7	46.2	147.7	0.56

(1)
During the year ended December 31, 2023, the Group recorded €12.0 million, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the start-up of commercial operation that are associated with the training and travel of personnel who are employed in the production of our products which require specialized knowledge. During the year ended December 31, 2022, the Group recorded €6.2 million, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.
(2)
During the year ended December 31, 2023, the Group recorded €0.3 million of restructuring and related charges among general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions. During the year ended December 31, 2022, the Group recorded €0.1 million in restructuring and related charges for the merger of Innoscan A/S into SVM Automatik A/S.
(3)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

The following table sets forth the calculation of Adjusted Operating Profit Margin and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Operating Profit Margin. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,
	2023	2022
Revenue	1,085.4	983.7
Operating Profit Margin (Operating Profit/ Revenue)	18.5%	19.6%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	19.6%	20.2%

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in property, plant and equipment and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets, excluding the grants which may take the form of a transfer of a non-monetary asset (such as land).

The following table sets forth the CAPEX for the fiscal years ended December 31, 2023 and 2022:

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2023	2022	€
Addition to Property, plants and equipment (1)	444.6	294.5	150.1
Addition to Intangible Assets	8.7	8.1	0.6
CAPEX	453.3	302.6	150.7
(1)
Addition related to the grant of land by the city of Fishers amounting to €8.3 million is excluded.

See Note 17 “Intangible Assets” and Note 18 “Property, plant and equipment” to the Consolidated Financial Statements for additional details.

For further information on Capital Expenditure see “Liquidity and Capital Resources - Capital Expenditure” above.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a paid-out cash basis.

The following table sets forth the calculation of Free Cash Flow for the fiscal years ended December 31, 2023 and 2022:

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2023	2022	€
Cash Flow from Operating Activities	105.2	103.3	1.9
Interest paid	3.1	3.5	(0.4)
Interest received	(0.9)	(0.8)	(0.1)
Purchase of property, plant and equipment	(433.2)	(235.0)	(198.2)
Proceeds from sale of property plant and equipment	0.6	0.1	0.5
Purchase of intangible assets	(8.7)	(8.1)	(0.6)
Free Cash Flow	(333.9)	(137.0)	(196.9)

For further information on cash flow see “Liquidity and Capital Resources - Cash Flow” above.

Net (Debt)/ Cash

The following table sets forth the calculation of Net (Debt)/ Cash, which is a metric used by the management to analyze the financial stability of our business. Net (Debt)/ Cash is calculated as the sum of our current and non-current financial liabilities and less the sum of the other current financial assets, other non-current financial assets - Fair value of derivatives financial instruments and cash and cash equivalents.

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,
	2023	2022
Non-current financial liabilities	(255.6)	(148.4)
Current financial liabilities	(143.3)	(70.7)
Other non-current financial assets - Fair value of derivatives financial instruments	0.6	2.8
Other current financial assets	4.4	33.6
Cash and cash equivalents	69.6	228.7
Net (Debt)/ Cash	(324.4)	46.0

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is determined as the sum of non-current assets (excluding the fair value of derivatives financial instruments) and net working capital, less the sum of provisions and non-current liabilities (excluding non-current advances from customers). Net working capital is the difference between current assets and current liabilities, excluding current financial assets, current financial liabilities and cash and cash equivalents, to which the non-current advances from customers are added.

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,
	2023	2022
- Goodwill and Other intangible assets	81.0	79.4
- Right of use assets	18.2	19.3
- Property, plant and equipment	1,028.5	641.4
- Financial assets - investments FVTPL	0.7	0.8
- Other non-current financial assets	4.5	1.0
- Deferred tax assets	76.3	69.2
Non-current assets excluding FV of derivative financial instruments	1,209.2	811.1

- Inventories	255.3	213.3
- Contract assets	172.6	103.4
- Trade receivables	301.8	212.7
- Trade payables	(277.8)	(239.2)
- Advances from customers	(22.9)	(26.6)
- Non-current advances from customers	(39.4)	—
- Contract liabilities	(22.3)	(14.8)
Trade working capital	367.2	248.8

- Tax receivables and Other receivables	58.2	54.0
- Tax payables and Other liabilities	(107.0)	(111.2)
- Current provisions	(1.1)	—
Net working capital	317.4	191.7

- Deferred tax liabilities	(9.6)	(21.0)
- Employees benefits	(7.4)	(8.3)
- Non-current provisions	(4.0)	(5.5)
- Other non-current liabilities	(48.5)	(18.1)
Total non-current liabilities and provisions	(69.5)	(52.9)

Capital employed	1,457.1	949.9

Net (Debt)/ Cash	(324.4)	46.0

Equity	(1,132.6)	(995.9)

Total Equity and Net (Debt)/ Cash	(1,457.1)	(949.9)

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

Our backlog as of December 31, 2023 was approximately €944.9 million, compared to a total backlog of €957.0 million as of December 31, 2022. During the year ended December 31, 2023, we had a new order intake of approximately €1,073.2 million compared to approximately €1,060.7 million for the year ended December 31, 2022. The Group currently anticipates that there may be fluctuations quarter to quarter in order intake and backlog.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company—B. Business Overview.”

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2023 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. CRITICAL ACCOUNTING ESTIMATES

See "Significant judgments and estimates" in our Consolidated Financial Statements.

ITEM 6. Directors, Senior Management and Employees

A.
Directors and Senior Management
Directors and Executive Officers

The following table sets forth information regarding the directors and executive officers of the Company.

Directors and Executive Officers	Age	Position/Title
Sergio Stevanato	80	Director—Emeritus Chairman
Franco Stevanato	50	Director—Executive Chairman
Marco Stevanato	51	Director—Vice-Chairman
Fabiano Nicoletti	80	Director
Alvise Spinazzi	50	Director
Fabrizio Bonanni	77	Director
Fabio Buttignon	64	Director
Madhavan Balachandran	72	Director
Donald Eugene Morel Jr.	66	Director
William Federici	64	Director
Paola Vezzaro	55	Director
Franco Moro	61	Director and Chief Executive Officer
Marco Dal Lago	51	Chief Financial Officer
Mauro Stocchi	57	Chief Business Officer
Paolo Patri(1)	54	Chief Technology Officer
Riccardo Butta	58	President Americas

(1) Effective February 29, 2024, Mr. Patri departed Stevanato Group to pursue other opportunities.

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

Franco Stevanato. Son of Sergio Stevanato, Franco Stevanato graduated in Political Science from the University of Trieste in 1998 and attended an Advanced Management Program at the Kellogg School of Management in 2015. During his university years, he gained professional experience in the sales department of Saint Gobain in France. Upon completing his studies, he joined the family business, initially taking up a role in sales. Over the years, he has been the key figure and driving force behind the internationalization of the Company and its continuing development from product diversification – via strategic acquisitions and in-house innovations – to enhanced managerial processes and structural improvements. He also contributed to improving the Stevanato Group’s corporate governance by building an effective infrastructure to support decision making and promoting a skills-based board that benefits from specialist expertise and meaningful perspective. He was CEO of the Group from 2010 to 2020. Since 2021, he has been the Executive Chairman of the Board.

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

Donald Eugene Morel Jr. Holding BS degree in Metallurgical Engineering from Lafayette, an MS in Materials Science and a Ph.D. in Materials Science and Veterinary Medicine from Cornell University, Dr. Morel also completed the Executive Program at Darden School of Business—University of Virginia. After gaining experience in a broad range of space related research programs focused on advanced satellite systems, Dr. Morel joined West Pharmaceutical Services, Inc., where he served as Chairman from April 2003 and Chief Executive Officer from April 2002 until his retirement in June of 2015. Dr. Morel has authored or co-authored over thirty scientific publications and was elected a fellow of the American Institute for Medical & Biologic Engineering. he currently serves as a member of the board of directors in Catalent Inc. and Integra Life Sciences Holdings. He has been a member of the board of directors of Stevanato Group since 2018.

William Federici. Holding a BA in Economics from Rutgers University, Livingston College and an MBA in Professional Accounting from Rutgers University, he is a member of the American Institute of Certified Public Accountants. Mr. Federici was a member of the board of directors of Zynerba Pharmaceuticals, Inc., a Specialty Pharmaceutical, U.S. public company, where he served as Audit Committee Board Chair from 2015 until it was sold to Harmony Biosciences Holdings, Inc. in October of 2023. Mr. Federici joined West Pharmaceutical Services, Inc., a NYSE traded U.S. public company, in 2003 as Chief Financial Officer after more than 20 years’ experience in public accounting primarily serving the Pharmaceutical Industry. He retired from West Pharmaceutical Services, Inc. in 2018. He has been as member of the board of directors of Stevanato Group since May 2021.

Paola Vezzaro. Graduated, summa cum laude, in Business Administration from the University Commerciale “Luigi Bocconi” in Milan in 1993 and, subsequently, graduated in Political Science and Sociology from the University of Milan. She also obtained a Master in Human Resources from Cattolica University in Milan. Mrs. Vezzaro has an extensive experience in the HR fields, having served as HR director in many primary companies. She joined Engie in 2011, where she has held several HR high-profile international positions. Since July 2019, she has been serving as Chief Human Resources and Health & Safety Officer North, South and Eastern Europe for Engie. She has been a member of the board of directors of Stevanato Group since May 2021.

Franco Moro. Graduated in Chemical Engineering from the University of Padua in 1987, he obtained an MBA from SDA Bocconi in Milan. Mr. Moro has gained significant experience managing global manufacturing companies for over 30 years. He has worked as plant director of FIS—Fabbrica Italiana Sintetici and then of Cambrex Profarmaco Milano, before taking over as Chief Executive Officer of FIS—Fabbrica Italiana Sintetici from 2010 to 2018. Mr. Moro joined Stevanato Group in 2019 and after serving as Chief Operating Officer for 2 years, was appointed as Chief Executive Officer in February 2021. He has been a member of the board of directors of Stevanato Group since February 2021.

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

Paolo Patri. Graduated from the University of Milan in 1995 with a degree in Chemistry. Mr. Patri has over 20 years of experience in the pharmaceutical industry, both in production and in the development of pharmaceuticals and biotech, gaining a significant track record of achieving global regulatory approvals for both large, small molecules and combination medicinal product through standard and accelerated programs. Mr. Patri held various positions at different international organizations, including Cambrex Profarmaco, Janseen-Cilag a Johnson & Johnson company, Chiesi Farmaceutici and Dompé Farmaceutici. In Chiesi Farmaceutici he held from 2008 to 2017 the role of Global

Head of CMC (Chemistry, Manufacturing and Controls). In Dompé Farmaceutici, he held the role of Chief Manufacturing Officer. Mr. Patri joined Stevanato Group in October 2018 and has since assumed the role of Chief Technology Officer, overseeing the management of the research and development department, as well as investments, projects and other activities supporting the Group vision. Mr. Patri is also currently Chief Executive Officer of Medirio SA, a wholly-owned indirect Swiss subsidiary of Stevanato Group. Effective February 29, 2024, Mr. Patri departed Stevanato Group to pursue other opportunities.

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

B.
Compensation

Compensation Report

As a matter of Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company's shareholders generally determine the base compensation for all Board members, including non-executive directors.

The aggregate compensation for members of our board of directors (including pension expense and long- term benefits) was €2,762 thousand for the year ended December 31, 2023.

The aggregate compensation for members of our key management personnel (excluding Chairman and including Chief Executive Officer) was €2,838 thousand for the year ended December 31, 2023. The compensation for each of our key management personnel consists of the following elements: base salary, fringe benefit, bonus based on revenue and KPI-based bonus, pension expense and share-based payments.

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

In May 2023 the Company formally communicated to the initial beneficiaries and to the new beneficiaries the achievement of the performance objectives, assigning accordingly the shares additionally assigned and the shares, as reported respectively in the additional grant letter – to the initial beneficiaries – and in the grant letter, sent to the new beneficiaries.

Long Term Incentive Plan

On December 15, 2022, we approved by means of resolution taken by the Board of the Directors of the Company the Restricted Share Plan 2023-2027 (the “RSP”) and the Performance Share Plan 2023-2027 (the “PSP”) with a duration of 5 years, running from January 1, 2023 until December 31, 2027, which are governed by their own regulation (the “Long Term Plan Regulation”). The Plan has a vesting period of three-years: the first cycle from January 1, 2023, to December 31, 2025, the second cycle from January 1, 2024, to December 31, 2026, and the third cycle from January 1, 2025, to December 31, 2027. The total number of SG ordinary shares available for granting under the first and the second cycle of RPS and PSP represents respectively less than 0.5% and 0.1% of the issued Company’s share capital as of January 1, 2023. The Company’s Board of Directors is responsible for the management of the PSP and RSP and may make any changes to the Long Term Plan Regulation, which it sees fit or believes to be useful or necessary to better target the objective and focus of the PSP and RSP. The Board of Directors of the Company – based upon the proposal formulated by the Compensation Committee – defined the mix of the two plans for beneficiaries; in the first two cycles, the mix between the two plans was 50% shares granted 50% as PSP and 50% as RSP.

The Performance Share Plan

The PSP provides for (i) the right of the Participants to receive a certain number of ordinary shares of the Company free of any charges, provided that certain conditions – in terms of achievement of specific Performance Targets (Revenue Growth and ROIC) and the existence of employment relationship or any other contract or document governing the relationship between the individual Participant and Stevanato Group (hereinafter the “Relationship”) – are met at the end of each of the three-year Performance Periods; and (ii) the right of the Participants to receive a further number of ordinary shares of the Company, in case of overachievement of the said Performance Targets. Both Performance Targets are equally weighted and envisage in case of achievement at maximum performance level a payout of 200% of target shares granted and a payout of 50% of target shares granted in case of achievement at minimum performance level.

Eligibility, Awards, and Administration

Those eligible to participate in the PSP are any employees of either the Company, or any of its Subsidiaries who have been identified from time to time by the Board of Directors of the Company –, based upon the proposal formulated by the Compensation Committee for C-Level roles and by the Chief Executive Officer of the Company for the other Beneficiaries – as holding a strategic role in either the Company, or any of its subsidiaries (Director and above position) and who will receive, at the beginning of each Vesting Period, the Grant Letter containing the awarding of the Right to Receive Shares and the Target Number of Shares he/she is entitled to receive if the above mentioned conditions are met.

Claw-back provision

The Participant will be required to return to the Company the shares received if during the two-years period following the date in which he/she received the shares it is proven that that the granting of the shares took place on the basis:

•
of manifestly incorrect data (meaning that the Participant is responsible for calculation errors in the determination of the Performance Conditions); or

•
of a malicious alteration of the data used for determining whether the Performance Conditions have been satisfied; o
•
of achieved Performance Conditions through contrary behavior with regards to law and / or Company regulations (violation of the organization, management and control model and code of ethics or internal procedures of the Company) and / or the PSP Regulation.

The Restricted Share Plan

The RSP provides for the right of the Participants to receive a certain number of ordinary shares of the Company free of any charges, provided that certain conditions – in terms of existence of employment relationship or any other contract or document governing the relationship between the individual Participant and Stevanato Group – are met at the end of each of the three Installment-Vesting Schedule.

Eligibility, Awards, and Administration

Those eligible to participate in the RSP are any employees of either the Company, or any of its Subsidiaries, who have been identified from time to time by the Board of Directors of the Company - , based upon the proposal formulated by the Compensation Committee for C-Level roles and by the Chief Executive Officer of the Company for the other Beneficiaries -, as holding a strategic role in either the company, or any of its subsidiaries (Director and above position) and who will receive, at the beginning of each Vesting Period, the Grant Letter containing the awarding of the Right to Receive Shares and the Target Number of Shares he/she is entitled to receive if the above mentioned conditions are met.

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

Rules common to the PSP and the RSP

Good/ Bad leavership

The provisions regarding the termination of the Relationship differ in case the relevant Participant is a Good Leaver or Bad Leaver: in essence, while the good leaver retains the right to receive all or at least a certain number of shares, the bad leaver loses the right to receive the shares

Good Leaver means any hypothesis in which there is the termination of the Relationship as a result of:

•
death, and / or total disability of the Participant.

•
voluntary resignation of the Participant, due to retirement.

•
the Participant requests to terminate his employment with Stevanato Group as a “Good Leaver” and such termination is authorized by the Board of Directors in its sole discretion.

All cases not listed in the aforesaid Good Leaver list are to be understood as included in the Bad Leaver cases. The Board of Directors, in its sole discretion, can determine that the relevant Participant is not a Bad Leaver.

Extraordinary transactions

In case of extraordinary transactions (such as mergers/ spin-off, transactions involving the Company’s share capital, etc.), the Board of Directors may make all the amendments and additions to PSP/RSP and / or their Regulation considered necessary or appropriate to keep the substantial and economic contents of the PSP/RSP unchanged, within the limits allowed by the applicable legislation in force at the time, including for the PSP the revision of the performance conditions through, inter alia, the revision of the target levels or of the Performance Criteria. The PSP / RSP Regulation may be amended by the Board of Directors at any time, provided that, except for adjustments or amendments permitted or required by the PSP/RSP Regulation, no such amendment, without the written consent of the Participant, will materially adversely affect the rights of the Participant granted by the PSP/RSP Regulation.

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

If as a result of an Award of Shares or ensuing vesting or sale of Shares, the Company is required to act as withholding agent and pay or withhold taxes, social charges, or any other type of dues on behalf of the Participant, the Company will give to the Participant the possibility to pay his or her dues within a specific timeframe, either directly or through the sale of the required number of Shares simultaneously with or shortly following their release in order to use the proceeds to cover tax liabilities (“sell to cover”), to the extent that such sell to cover complies with applicable laws and Company regulations, including without limitation any insider trading laws or regulations; if he or she declines or fails to make such payment or fails to respond, the Company reserves the right to carry out a sale of a sufficient number of Shares to cover the payment of the sums owed with the proceeds derived from this sale to be paid directly to the Company.

Stock Ownership and Retention Guidelines for Senior Officers

These guidelines are designed to assist in focusing executives on the long-term success of Stevanato Group and on shareholder value by requiring executives to hold Stevanato Group common stock over the long term. The Compensation Committee is responsible for monitoring compliance with these guidelines on an annual basis.

The Chief Executive Officer is required to hold at least five times his/ her base salary while the other senior officers two times their respective base salary. Executives are expected to comply with the applicable guidelines by the fifth anniversary of the date in which they after first become subject to the guidelines, and they are expected to continue to own sufficient shares to comply with the guidelines at all times following such date.

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

Our board of directors consists of 12 directors (including the members of the Audit Committee) and has been appointed by the ordinary shareholders’ meeting on May 28, 2021 for a period of three fiscal years. A new Board of Directors will be appointed in May of 2024. Members of the board of directors who are also employees are entitled to applicable severance pay benefits (TFR) under Italian law. No other service contracts and/or agreements exist between members of the board of directors, us and/or our subsidiaries, providing for benefits and/or compensation to our directors upon termination of employment.

During 2023, the Board of Directors has been convened n. 9 times.

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

During 2023, the Audit Committee has been convened n. 8 times.

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

During 2023, the Compensation Committee has been convened n. 6 times.

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

During 2023, the Nomination and Corporate Governance Committee has been convened n. 3 times.

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

During 2023, the Business & Strategy Committee has been convened n. 5 times.

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

During 2023, the ESG Committee has been convened n. 4 times.

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

As of the date of this annual report, our share capital comprised 295,540,036 shares (including 30,073,093 Class A shares held by the Company in treasury), including two shareholders of record holding Class A shares (being Stevanato Holding S.r.l. holding 230,596,476 Class A shares, and the Company holding 30,073,093 Class A shares in treasury) and shareholders of record holding ordinary shares (for an aggregate of 34,870,467 ordinary shares). Stevanato Holding S.r.l. holds approximately, respectively, 78.03% and 95.20% of our share capital and of the voting rights (excluding treasury shares), while other shareholders (excluding the Company) hold in aggregate approximately, respectively, 11.80% and 4.80% of our share capital and of the voting rights (excluding treasury shares). The latter percentages are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, and are mostly held beneficially from undisclosed shareholders.

The dual class structure of our shares includes ordinary shares and Class A shares. Holders of our ordinary shares have the same voting rights and are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or in treasury by the Company) are entitled to three votes per share.

Unless otherwise indicated below, the address for each beneficial owner listed is Via Molinella, no. 17, Padua, Piombino Dese, Italy.

Beneficial Owner (Name/Address)	Ordinary shares owned	Class A shares owned	Percentage of voting rights
Stevanato Holding S.r.l.(1)	—	230,596,476	95.20%
Stevanato Group S.p.A.	—	30,073,093	—
Directors and Executive Officers:
Sergio Stevanato	—	—	—
Franco Stevanato	—	—	—
Marco Stevanato	—	—	—
Fabiano Nicoletti	—	—	—
Alvise Spinazzi	3,300	—	*
Fabrizio Bonanni	146,633	—	*
Fabio Buttignon	—	—	—
Madhavan Balachandran	58,103	—	*
Donald Jr Eugene Morel	46,069	—	*
William Federici	47,225	—	*
Paola Vezzaro	—	—	—
Franco Moro	123,813	—	*
Marco Dal Lago	81,654	—	*
Mauro Stocchi	412,888	—	*
Paolo Patri	92,288	—	*
Riccardo Butta	—	—	—
All Directors and Executive Officers as a Group (15 persons)	1,011,973	—	*

* Less than 1% of voting rights as of the date of this annual report.

(1)
Sergio Stevanato currently holds a voting interest of approximately 68% in Stevanato Holding, while Franco Stevanato and Marco Stevanato hold a voting interest of approximately 16% each in Stevanato Holding. Notwithstanding this, under Stevanato Holding’s articles of association, (i) the sale of the Stevanato Group shares held by Stevanato Holding or of any rights attaching to them, as well as the creation of encumbrances on such shares or on the rights attaching to them, and (ii) any transaction concerning Stevanato Group as a result of which Stevanato Holding would cease to hold the majority of the voting rights in the ordinary shareholders’ meeting of Stevanato Group, require the unanimous vote of the board of directors of Stevanato Holding, which is composed of Sergio Stevanato, Franco Stevanato and Marco Stevanato. According to the current articles of association of Stevanato Holding, all decisions concerning the exercise of the voting rights of the Stevanato Group shares held by Stevanato Holding (other than in the cases set forth in point (ii) above) require approval by a majority of the board of directors of Stevanato Holding, including always the favorable vote of Sergio Stevanato. Accordingly, none of Sergio Stevanato, Franco Stevanato and Marco Stevanato may be deemed to individually control, or to hold the beneficial ownership of, Stevanato Holding and, indirectly, the Stevanato Group shareholding held by Stevanato Holding. Stevanato Holding’s address is Via Molinella, no. 17, Padua, Piombino Dese, Italy.

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

Within this section, we have calculated the U.S. Dollar amounts using the historical exchange rate as of the date of each transaction. Other than compensation arrangements described in “Management” elsewhere in this annual report, since January 1, 2018, we have engaged in the following material transactions with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties. Stevanato Holding S.r.l. is currently our largest shareholder. Stevanato Holding S.r.l. owns 230,596,476 of our Class A shares, which will represent approximately 78.03% of our shares outstanding. For more information, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders".

Payment of Service Fees and Rentals

During the years ended December 31, 2021, 2022, and 2023 Ompi of Japan disbursed €352,341, and €312,641, €190,743 respectively, to Winckler & Co., Ltd. in connection with the rental of offices and warehouses and the supply of corporate services. Winckler & Co., Ltd. held a 49% stake in Ompi of Japan until July 31, 2023 when Stevanato Group S.p.A. purchased the remaining minority equity interests.

Payment of Consultancy Fees

We have an ongoing professional relationship with Studio Legale SAT, pursuant to which Studio Legale SAT provides legal services to the Company from time to time. In connection with these services, we paid € 578,199, €383,980 and €310,970 during the years ended December 31, 2021, 2022, and 2023 respectively, to Studio Legale SAT. Mr. Alvise Spinazzi, member of the board of Stevanato Group, is a Partner of Studio Legale SAT.

Payment of Consultancy Fees

On June 7, 2017, we entered into a consulting agreement with MJB Consultants LLC, pursuant to which we agreed to pay MJB Consultants LLC a fee for consulting and legal services provided to us and our subsidiaries. Pursuant to this agreement, we paid €56,791 for the year ended December 31, 2021. Mr. Madhavan Balachandran, member of the board of Stevanato Group, is the beneficial owner of MJB Consultants LLC.

Payment of Consultancy Fees

We have a consulting relationship with Progenitor Capital Partners LLC, pursuant to which we pay Progenitor Capital Partners LLC a fee for consulting and legal services provided to us and our subsidiaries. Pursuant to this relationship, we paid €67,128 for the year ended December 31, 2021. Dr. Don Morel, member of the board of Stevanato Group, is a beneficial owner of Progenitor Capital Partners LLC.

Industrial Rent

In the years 2021, 2022, and 2023 SVM Automatik (a subsidiary of Stevanato Group) disbursed €410,444, €418,714 and € 434,798 respectively, to E & FKH Ejendomme ApS in connection with the rental of the plant where Stevanato Group Denmark operates. The beneficial owners of E & FKH Ejendomme ApS are family members of a board member in Stevanato Group Denmark.

Payments in connection with Rent

For each of 2021, 2022, and 2023 the Company recognized costs for €18,755, €19,309, and €20,421 respectively to SFEM Italia S.r.l. in connection with certain rental installments. SFEM Italia S.r.l. is controlled by Sergio Stevanato, Franco Stevanato and Marco Stevanato, each members of the Stevanato family.

Drug Containment Solutions Revenues

In the year 2021 the Group sold Drug Containment Solutions to SwissFillon AG, a Swiss filling company start-up, for a total amount of €564,790. Stevanato Group S.p.A. held a 27% stake in SwissFillon AG up to October 22, 2021 when the Company sold this minority interest.

During the fiscal year ended December 31, 2021, 2022 and 2023 the Group supplied Drug Containment Solutions to Incog BioPharma Services, Inc. (“Incog”), a U.S. based biopharma services company, for a total amount of €670,635, €508,937 and €544,534 respectively. Incog is majority owned by SFEM Italia S.r.l..

Donations to Stevanato Foundation

In the years 2021, 2022, and 2023 we made aggregate donations to the Stevanato Foundation of €180,000, €305,000 and €240,000 respectively. The Stevanato Foundation is a charitable organization entirely owned by the Stevanato Family. The Stevanato Foundation exclusively pursues aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training, as well as cultural and educational activities and scientific research. A key function of the Stevanato Foundation is operating in support of the health, education, and maintenance of children and young people who are in strenuous conditions due to health, financial or other reasons.

Land purchase

In the year 2023 we entered in a promissory agreement for the purchase of land in Mexico with SIT Manufacturing N.A. S.A. de C.V. and paid $ 2,247,254 as a deposit. On January 16, 2024 the purchase of the land was officially concluded with the payment of the remaining $ 1,210,061. Franco Stevanato is a Board member in SIT S.p.A., the parent company of SIT Manufacturing N.A. S.A. de C.V.

Loan in Connection with Stock Grant Plan

On July 16, 2021, the Company disbursed an aggregate of €443,636 as loans to Mr. Marco Dal Lago and Mr. Paolo
Patri to facilitate both individuals in paying tax due in respect of income represented by the stocks granted in connection with the 2021-2027 Stock Grant Plan. Mr. Marco Dal Lago is the Chief Financial Officer of the Company
and Mr. Paolo Patri was the Chief Technology Officer of the Company. At the time the loans were made, management believed that these loans were permissible and did not violate Section 13(k) of the Exchange Act. Upon being advised that such loans were impermissible, the two executives repaid such loans in full, after the end of the first quarter 2022. As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that "The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company."

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
Offer and Listing Details

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

Our authorized share capital is €21,698,480.00 divided into 295,540,036 shares without par value, broken down as follows: (a) 34,870,467 are ordinary shares; and (b) 260,669,569 Class A shares of which 30,073,093 Class A shares held in treasury (the ordinary shares together with the Class A shares, the “shares”). All of our issued and outstanding shares are fully paid. We have 265,466,943 shares outstanding (not including 30,073,093 Class A shares held in treasury).

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

- on July 20, 2021, following completion of our initial public offering, our share capital was increased by the nominal amount of €1,644,160.00 by issuance of 22,400,000 ordinary shares; as a result of such share capital increase and of the sale of 9,600,000 ordinary shares (post conversion) by Stevanato Holding S.r.l. to the underwriters, our share capital was €21,646,160 and divided into total 294,827,240 shares, including 33,084,725 ordinary shares and 261,742,515 Class A shares;

- on August 18, 2021, following the exercise by the underwriters of the over-allotment option, our share capital was increased by the nominal amount of €52,320 by issuance of 712,796 ordinary shares; as a result of such share capital increase and of the sale of 305,484 ordinary shares (post conversion) by Stevanato Holding S.r.l. to the underwriters, our share capital was €21,698,480.00 and divided into total 295,540,036 shares, including 34,103,005 ordinary shares and 261,437,031 Class A shares;

- on August 30, 2023, the Company granted 364,139 ordinary shares (post conversion) previously held in treasury to the beneficiaries of the Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2022; as a result of such granting, the share capital was divided into total 295,540,036 shares, including 34,467,144 ordinary shares and 261,072,892 Class A shares;

- on September 7, 2023, the Company granted 403,323 ordinary shares (post conversion) previously held in treasury to certain directors and employers of the Company or of its subsidiaries; as a result of such granting, the share capital was divided into total 295,540,036 shares, including 34,870,467 ordinary shares and 260,669,569 Class A shares; and

- on October 4, 2023, in the Company’s extraordinary shareholders’ meeting the shareholders voted to delegate to the board of directors, pursuant to article 2443 of the Italian Civil Code, the authority to increase the share capital in cash, on one or more occasions, also on a divisible basis pursuant to article 2439 of the Italian Civil Code, within the term of October 4, 2028, for a maximum amount of €350,000,000.00, including any share premium, by issuing ordinary shares, with no par value, carrying full dividend rights, in one or more tranches, to be offered by excluding the existing shareholders’ pre-emptive right pursuant to article 2441, paragraph 4, second sentence, of the Italian Civil Code (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s shares currently outstanding). The newly issued ordinary shares resulting from such share capital increases resolved upon by the board of directors shall be offered to persons falling into one of the following categories:

1.
financial investors such as, for example, banks, insurance companies, pension funds, investment funds of any kind, and other financial intermediaries and companies; and
2.
industrial investors and/or strategic partners and/or other potential investors that exercise activities analogous and/or complementary and/or similar to the Company, who can contribute to the realization of the Company’s industrial plans and projects.

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

Form, Transfer of Shares and Voting Rights.

The share capital of the Company is equal to €21,698,480.00 and is divided into 295,540,036 shares, broken down as follows: (a) 34,870,467 ordinary shares; and (b) 260,669,569 Class A shares.

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
(ii)
the Class A shares are automatically converted (without the need for a resolution by the special meeting of the shareholders holding Class A shares or by the shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other than Mr. Sergio Stevanato and his descendants (collectively, the “Stevanato Family”), or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family; where “control” means the situation provided for in article 2359, paragraphs 1 and 2, of the Italian Civil Code;
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

Shareholders’ Meetings

Shareholders are entitled to attend and vote at shareholders’ meetings, provided that they are registered on the U.S. Register and the Shareholders’ Register as of the end (on New York’s time zone) of the 25th day prior to each shareholders’ meeting or, in case such day is not a trading day, on the preceding day (the “Record Date”). Shareholders remain entitled to intervene and vote at the shareholders’ meetings even if they have transferred their shares after the Record Date. Moreover, the shareholders who are registered as such on the U.S. Register and the Shareholders’ Register after the Record Date but before the general meeting’s date are deemed not to have attended or voted in favor of the resolutions passed by such meetings for the purposes of challenging the resolutions or exercising the right of withdrawal pursuant to articles 2377 and 2437 of the Italian Civil Code, respectively. It is understood that the Beneficial Owners who were such as of the Record Date and have obtained registration in both the US Register and the Shareholders’ Register between the Record Date and the date of the Shareholders’ Meeting, will be able to challenge the resolutions and exercise the right to withdraw pursuant to articles 2377 and 2437 of the Italian Civil Code, only by proving that they were Beneficial Owners of the shares at the time of the adoption of the relevant resolutions and did not vote in favor of such resolutions.

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

Ordinary and extraordinary shareholders’ meetings must be convened by means of a notice to be published, in the manner specified below, at least 40 days prior to the date of the meeting (the “Notice of Call”).

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

The chairman of the shareholders’ meeting is assisted by a secretary, who may or may not be a shareholder, appointed by the shareholders’ meeting itself upon proposal of the chairman with the majority vote of those present. In extraordinary shareholders’ meetings and, in any case, when the chairman deems it appropriate.

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

In subsequent calls, the extraordinary shareholders’ meeting is duly held with the presence of shareholders representing at least one fifth of the overall number of votes relating to the shares issued by the Company and approve resolutions with the favorable vote of at least two thirds of the overall votes relating to the shares held by the shareholders attending the meeting.

In a single call, the extraordinary shareholders’ meeting is duly held with the presence of shareholders representing at least one fifth of the overall number of votes relating to the shares issued by the Company and approve resolutions with the favorable vote of at least two thirds of the overall votes relating to the shares held by the shareholders attending the meeting.

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

Each slate shall include: (a) the résumé of each of the proposed directors; (b) the statements by means of which each proposed director accepts his/her candidacy and states that he/she possesses the relevant eligibility, integrity, independence, expertise and professional requirements; and (c) the identity of the shareholders or of the Beneficial Ownership who have submitted the lists and of the percentage of voting rights attaching to the shares held by them.

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

Proxy	A shareholder may designate another person to attend, speak and vote at the shareholders’ meetings of	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for

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
2.
entities subject to IRES as referred to in article 73(1) sections a) and b) of CITA (e.g., commercial and non-commercial entities such as società per azioni or società in accomandita per azioni), are included in the entities’ total taxable income for an amount equal to 5 percent of the received dividend amount and subject to the corporate income tax (“IRES”, currently levied at a rate of 24 percent). However, if the recipient is a company applying the International Financial Reporting Standards as issued by the International Accounting Standards Board, dividends arising from securities accounted for in the financial statements as held for trading purposes only, would be fully included in the recipient’s taxable income for IRES purposes.

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

(vii)
Non-Italian resident shareholders holding the Shares through a permanent establishment in Italy

No Italian WHT at source is levied on dividends paid to non-resident persons that hold the Shares through a permanent establishment in Italy to which the Shares are effectively connected. Only 5 percent of the dividends are included in the overall income subject to IRES, unless the Shares are booked as shares held for trading by holders applying the International Financial Reporting Standards as issued by the International Accounting Standards Board. In this case, dividends would be fully included in the recipient’s taxable income for IRES purposes.

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
(b)
the shareholding must be accounted for in the financial statements of the shareholder as a fixed financial asset in the first year of the holding period. To parties who prepare their financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board the shares not accounted as “held for trading” are deemed as fixed financial assets;
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

Capital losses and negative differences between revenue and costs for shares that do not meet the requirements for participation exemption are not relevant up to the non-taxable amount of dividends, or of accounts thereof, received in the thirty six months prior to their transfer. This provision applies with reference to shares acquired during the 36 month period prior to the realization of capital losses or negative differences, provided that the conditions under (c) and (d) above are met; such a provision does not apply to parties who prepare their financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board referred to in Regulation (EC) No. 1606/2002 of the European Parliament and Council of July 19, 2002.

Capital losses in excess of Euro 50,000 must be reported to the Italian tax administration in the tax return.

Moreover, the data and the information relating to capital losses in excess of Euro 5,000,000, deriving from the sales of shares accounted for as fixed financial assets, must be included in the recipient’s tax return. Such an obligation does not apply to parties who prepare their financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of Shares by U.S. Holders (as defined below). Unless otherwise noted, this summary addresses only U.S. Holders that hold our Shares as capital assets for U.S. federal income tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s particular circumstances or that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax law, such as:

o
banks and other financial institutions;
o
insurance companies;
o
pension plans;
o
cooperatives;
o
regulated investment companies;
o
real estate investment trusts;
o
broker-dealers;
o
traders that elect to use a mark-to-market method of accounting;
o
certain former citizens or long-term residents of the United States;
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
o
persons who actually or constructively own 10% or more of our stock (by vote or value); and
o
partnerships or other entities or arrangements subject to tax as partnerships for U.S. federal income tax purposes.

In addition, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, or alternative minimum tax considerations, or the Medicare tax on certain net investment income.

The information set forth below is of a general nature only and is not intended to be tax advice. Each prospective investor should consult its tax advisors with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations of owning and disposing of Shares in light of its particular circumstances.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our shares and their partners should consult their tax advisors regarding an investment in our shares.

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

Individuals and other non-corporate U.S. Holders may be eligible for reduced rates of taxation on dividends received from a qualified foreign corporation, provided that certain holding period and other requirements are satisfied. A non-U.S. corporation that is not classified as a passive foreign investment company (“PFIC”) with respect to the relevant U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year is generally treated as a qualified foreign corporation with respect to dividends on shares that are “readily tradable” on an “established securities market” in the United States. The Shares have been approved for listing on the NYSE, which is an established securities market in the United States and are expected to be treated as readily tradable for this purpose. There can be no assurance, however, that the Shares will be considered readily tradable on an established securities market for purposes of these rules in the current year or in future years.

Dividends on the Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on the Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the U.S. foreign tax credit are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit in light of their particular circumstances.

Sale or Other Disposition of Shares

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of Shares in an amount equal to the difference between the amount realized on the disposition (or, if the amount realized is denominated in a foreign currency, the U.S. Dollar equivalent thereof, generally determined by reference to the spot rate of exchange on the date of disposition) and the holder’s adjusted tax basis in such Shares. Any such gain or loss will generally be long-term capital gain or loss if the holder’s holding period for the Shares exceeds one year at the time of disposition and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Individuals who are U.S. Holders will generally be subject to U.S. federal income tax on net long-term capital gains at a lower rate than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the tax consequences to them if a foreign tax is imposed on their disposition of Shares, including with respect to the availability of the foreign tax credit in their particular circumstances.

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

o
amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest marginal tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years; and
o
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Shares and any of our non-U.S. subsidiaries are also PFICs, the U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

If we are a PFIC, certain elections may be available that would result in alternative treatments, such as mark-to-market treatment, of the Shares. such U.S. Holder should consult its tax adviser as to whether a mark-to-market election is available or advisable with respect to the Shares. Because, as a technical matter, however, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any such lower-tier PFICs. We do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election, which, if available, would result in tax treatment different from the general tax treatment for PFICs discussed above. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements.

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

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The Shares are expected to constitute foreign financial assets subject to these requirements unless the Shares are held in an account at certain financial institutions. Significant penalties may be imposed for failure to comply with these reporting requirements.U.S. Holders should consult their tax advisors regarding the application of these rules.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Please refer to Note 38 “Qualitative and quantitative information of financial risks” to the Consolidated Financial Statements included elsewhere in this document for details on the market risks that the Group is exposed to.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2023, due to the material weaknesses below reported under the section “Management’s annual report on internal control over financial reporting”.

After thoroughly considering these material weaknesses, along with additional analyses and procedures conducted to ensure the compliance of our consolidated financial statements included in this Annual Report on Form 20-F with generally accepted accounting principles, our management believes that our consolidated financial statements present fairly, in all material aspects, our financial position, results of operations, and cash flows for the disclosed period in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Furthermore, there have been no changes to the financial statements previously presented by the Company.

Management’s annual report on internal control over financial reporting

Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the material weaknesses described below.

A material weakness is a deficiency, or combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected in a timely basis.

We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of personnel with an appropriate level of internal controls knowledge, training and experience commensurate with our financial reporting requirements. Furthermore, we did not design and maintain effective controls in response to the risks of material misstatement as existing controls or the design and implementation of new controls were not sufficient to respond to changes to the risks of material misstatement related to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

•
We did not design and maintain formal procedures and controls over substantially all of our accounts and disclosures to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including segregation of duties. Moreover, controls to validate the reliability of system-generated information used in the controls and controls over the preparation and review of account reconciliations and journal entries were not adequately designed and maintained.
•
We did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including the classification of various accounts in the financial statements.

These material weaknesses resulted in a limited number of material adjustments corrected by management in preparing the Company’s 2023 consolidated financial statements prior to issuance. Additionally, these material weaknesses could result in misstatements that would result in a material misstatement of the interim or annual financial statements and disclosures that would not be prevented or detected.

•
We did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements, specifically, with respect to: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict access to financial applications, programs, and data to appropriate company personnel; and (iii) computer operations controls to ensure that critical batch jobs are monitored for relevant systems. These IT deficiencies did not result in a misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Our independent registered public accounting firm, PricewaterhouseCoopers SpA, has issued an audit report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2023, which appears in Part III, Item 18 of this Annual Report on Form 20-F.

Remediation plan

Since the Company became a U.S. listed company, and therefore subject to the reporting requirements of the Sarbanes-Oxley Act, management has been working on strengthening its control environment and its internal control over financial reporting. Activities have included the following areas: i) risk assessment and scoping activities aimed at identifying risks relevant to financial reporting; and ii) formalization of risk and control matrices, including the definition of Information Technology General Controls for the systems considered relevant for the disclosure of our financial statements.

Considering the material weaknesses identified based on the assessment performed as of December 31, 2023, and the commitment the Company has to maintain a robust and effective internal control system, under the supervision of the Audit Committee, the Company’s management will continue implementing and fostering the internal control culture, completing the remedial actions already in place and implementing the remedial actions. Specifically, management has planned the following main measures to continue the process of executing its remediation plan:

1.
Strengthening the accounting and IT structure to adequately address the identified deficiencies. To this extent, the Company will be supported by an external team of consultants to ensure assistance in this endeavor.
2.
Intensified training activities dedicated to control owners to ensure control awareness and compliance with the Sarbanes-Oxley requirements, with particular regard to formalization and documentation of controls.
3.
Enhancement of the design and implementation of the business process controls, in order to review all necessary controls across our business processes to ensure complete and accurate financial reporting.
4.
Enhance the design and operation of controls related to the period-end financial reporting process.
5.
Enhancement of the design and implementation of the information technology general controls, including controls over program change management, the review and update of access rights. Some of these remediation activities were already initiated during the fourth quarter of 2023. Moreover, at the beginning of 2024, the Company started a digital transformation program aimed at reinforcing the IT systems and the underlying information used in a cross-functional level.

The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic, and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

While we continue to devote significant time and attention to these remediation efforts, the material weaknesses will not be considered remediated until management completes the design and implementation of the actions described above and the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective.

Changes in internal control over financial reporting

There have been no changes in the Company's internal control over financial reporting that have occurred during the period covered by this Annual Report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Fabio Buttignon and William Federici, the chair of the Audit Committee of our board of directors, are each an “Audit Committee financial expert” as defined by Item 16A of Form 20-F. All members of the Audit Committee are independent directors as required by applicable NYSE listing rules and SEC rules. Please see the section entitled “Item 6. Directors, Senior Management and Employees —A. Directors and Senior Management” for more information concerning Fabio Buttignon and William Federici.

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

The following table represents aggregate fees accrued for professional services rendered by our independent registered public accounting firm for the last two fiscal years. Ernst & Young S.p.A. (EY) served as the Company's statutory auditor and independent registered public accounting firm until Annual General Meeting held on May 24, 2023 when the Company's shareholders approved the appointment of PricewaterhouseCoopers S.p.A. (PwC) for the financial years ending December 31, 2023, 2024 and 2025. The fees were billed in € for the fiscal year ended December 31, 2023 and 2022 by PwC and EY respectively.

	For the Year ended December 31,
	2023	2022
Audit Fees	1,323,197	1,033,529
Audit-Related Fees	—	7,000
Tax Fees	—	—
All Other Fees	—	—
Total	1,323,197	1,040,529

Audit Fees

Audit fees consist of the aggregate fee earned by PwC and EY entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees include assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported as Audit fees in this Item. The fees reported in this category relate to agreed-upon procedures.

Tax Fees

None.

All Other Fees

None.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

As of the date of the Annual General Meeting held on May 24, 2023 (the “Annual General Meeting”), the term of EY appointment as the Company's statutory auditor and independent registered public accounting firm expired. Also at the Annual General Meeting, based on the proposal from the Company and its Audit Committee following a competitive audit tender, which included proposals from both EY and PWC the Company's shareholders approved the appointment of PwC to serve as the Company's statutory auditor and independent registered public accounting firm for the financial years ending December 31, 2023, December 31, 2024 and December 31, 2025. Following the appointment of PwC as described above, from the date of the Annual General Meeting EY S.p.A. was dismissed by the Company and ceased to be our independent registered public accounting firm for our consolidated financial statements included in our reports on Form 20-F, and PwC is our independent registered public accounting firm for our consolidated financial statements to be included in our reports on Form 20-F.

The reports of EY on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of our financial statements for each of the two fiscal years ended December 31, 2022 and in the subsequent interim period through the date of the Annual General Meeting, (i) there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures which if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report; and (ii) there were no “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided EY with a copy of the foregoing disclosure and has requested EY to furnish a letter addressed to the SEC stating whether they agree with the above statements. A copy of that letter dated March 7, 2024 is being filed as Exhibit 15.1 to this Form 20-F.

During the two fiscal years ended December 31, 2022 and the subsequent interim period through the date of the Annual General Meeting, neither the Company nor anyone acting on the Company’s behalf consulted with PwC regarding: (1) the application of accounting principles to a specific transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (3) any matter that was the subject of a disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto).

During the two financial years ended December 31, 2022 and the subsequent interim period through the date of the Annual General Meeting, there have not been any “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F) as it relates to PwC.

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

Please refer to “Item 6 Directors, Senior Management and Employees” and “Item 10.B Additional Information – Memorandum of Association and By-Laws” for further information.

ITEM 16H. Mine Safety Disclosure

None.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

ITEM 16J. INSIDER TRADING POLICIES

The registrant has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the registrant's securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

We believe cybersecurity is key to the Company achieving its strategic goals and objectives. Based on the nature of our business and the industry in which we operate, we are faced with a variety of cybersecurity threats including phishing emails, ransomware attacks, malicious attachments, social engineering attacks and denial of service attacks, among others. Our customers, suppliers, subcontractors and partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance and results of operations.

Our information security organization has implemented a governance structure and processes to assess, identify, manage and report cybersecurity risks. We engage third-party service providers to conduct evaluations of our security controls, including testing both the design and operational effectiveness of security controls.

In the event of an incident, we intend to follow our incident management procedures, which outline the steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas (e.g., legal, compliance and internal audit), as well as senior leadership and the Board, as appropriate.

On a regular basis, the Company analyzes its internet-based services and performs penetration tests and attack simulations to assess the protection and the detection capabilities. The cybersecurity compliance status of assets is centrally evaluated across the Company's global sites and business and operational functions. Results are shared within the Company's relevant business units and across global functions. The Company implements corrective measures and improvement actions in response to these processes, as appropriate. Data classification and protection tools are in place, such as the implementation of a specific process and technology aimed at detecting and responding to abnormal data flows.

Governance

The Board of Directors and our Audit Committee oversee management’s processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership, including our Chief Information Officer (CIO), have developed a process to regularly brief the Audit Committee and Board of Directors on our cybersecurity and information security policies and procedures, and the Board of Directors will be apprised of cybersecurity incidents deemed to have a potential material impact on the Company.

Our information security organization, led by our CIO, is responsible for our overall information security strategy, policy, cyber threat detection and response, cyber architecture and processes for the security of our enterprise network, information assets and medical device technologies. The CIO’s organization monitors and manages, and works to identify and assess, cybersecurity risk through various technologies, resources, processes and policies that are regularly updated to align with the changing threat landscape, our evolving business needs as well as global regulatory requirements. The current CIO and his organization, comprised of both internal and external resources, have extensive information technology and program management experience. This organization manages and is continually enhancing and building an enterprise security structure with the ultimate goal of preventing cybersecurity incidents to the extent feasible, while simultaneously engaging in efforts to minimize the business impact should an incident occur.

Cybersecurity risks and threats, including as a result of any previous cybersecurity incidents, have not materially impacted and are not reasonably expected to materially impact us or our operations to date. However, we recognize the ever-evolving cyber risk landscape and cannot provide any assurances that we will not be subject to a material cybersecurity incident in the future. See Item 1A, “Risk Factors” for a discussion of cybersecurity risks.

PART III

ITEM 17. Financial Statements

Please see “Item 18. Financial Statements” below.

ITEM 18. Financial Statements

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

ITEM 19. Exhibits

Exhibit Number	Description of Document
1.1	Certificate of Incorporation of Stevanato Group S.p.A. (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
1.2*	Amended Articles of Association of Stevanato Group S.p.A.
2.1*	Description of the Stevanato Group S.p.A.’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934
4.1**	Master Supply Agreement by and among the Stevanato Group S.p.A. and SCHOTT AG (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.2*	Supply and Purchase Agreement by and among the Stevanato Group S.p.A. and Nippon Electric Glass Co., Ltd.
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

4.5	Form of Registration Rights Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.6	Form of Indemnification Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.7**	Form of Restricted Stock Grant Plan (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.8**	Stock Grant Plan 2021 - 2027 Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
4.9**	Performance Shares Plan Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
4.10**	Restricted Shares Plan Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
8.1*	List of significant subsidiaries of Stevanato Group S.p.A.
11.1*	Form of Code of Ethics.
11.2*	Company's Insider Trading Policy.
12.1*	Certification of Franco Moro filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of Marco dal Lago filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of Franco Moro furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Marco Dal Lago furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1*	Letter from EY regarding Change in Registrant's Certifying Accounting Firm.
23.1*	Consent of Independent Registered Public Accounting Firm (EY S.p.A.)
23.2*	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers S.p.A.)
97*	Company's Clawback Policy.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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
Date: March 7 , 2024

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF STEVANATO GROUP S.P.A.

Consolidated Financial Statements at December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stevanato Group SpA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Stevanato Group SpA and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company not designing and maintaining (i) an effective control environment due to an insufficient complement of personnel with an appropriate level of internal controls knowledge, training and experience commensurate with its financial reporting requirements; (ii) effective controls in response to the risks of material misstatement as existing controls or the design and implementation of new controls were not sufficient to respond to changes to the risks of material misstatement related to financial reporting; (iii) formal procedures and controls over substantially all accounts and disclosures, including segregation of duties, adequate controls related to the reliability of system-generated information used in the controls, and the preparation and review of account reconciliations and journal entries; (iv) effective controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including the classification of various accounts in the financial statements; and (v) effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of the consolidated financial statements, including effective controls over program change management, user access and computer operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's annual report on internal control over financial reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Consolidated Financial Statements - Impact of Personnel and Controls Related to Financial Reporting

The completeness and accuracy of the consolidated financial statements, including the financial condition, results of operations and cash flows, is dependent on, in part, management’s ability to (i) maintain a sufficient complement of personnel with an appropriate level of internal controls knowledge, training and experience commensurate with its financial reporting requirements; (ii) design and maintain effective controls to respond to changes to the risks of material misstatement related to financial reporting; (iii) design and maintain formal procedures and controls over substantially all accounts and disclosures, including segregation of duties, adequate controls related to the reliability of system-generated information used in the controls, and the preparation and review of account reconciliations and journal entries; (iv) design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including the classification of various accounts in the financial statements; and (v) design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of the consolidated financial statements, including effective controls over program change management, user access and computer operations.

The principal considerations for our determination that performing procedures relating to the consolidated financial statements - impact of personnel and controls related to financial reporting is a critical audit matter are the high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to business processes that affect substantially all financial statement account balances and disclosures. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, material weaknesses were identified as of December 31, 2023 related to (i) an insufficient complement of personnel with an appropriate level of internal controls knowledge, training and experience commensurate with the Company’s financial reporting requirements; (ii) controls in response to the risks of material misstatement as existing controls or the design and implementation of new controls were not sufficient to respond to changes to the risks of material misstatement related to financial reporting; (iii) formal procedures and controls over substantially all accounts and disclosures, including segregation of duties, adequate controls related to the reliability of system-generated information used in the controls, and the preparation and review of account reconciliations and journal entries; (iv) controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including the classification of various accounts in the financial statements; and (v) controls over IT general controls for information systems that are relevant to the preparation of the consolidated financial statements, including effective controls over program change management, user access and computer operations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified. These procedures also included (i) testing the completeness and accuracy of period-end financial reporting, including the classification and presentation of accounts and disclosures; and (ii) manually testing the completeness and accuracy of system reports or other information generated by the Company’s information systems.

/s/ PricewaterhouseCoopers SpA

Treviso, Italy

March 7, 2024

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Stevanato Group S.p.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Stevanato Group S.p.A. (the Company) as of December 31, 2022, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ EY S.p.A

We served as the Company’s auditor from 2017 to 2023.

Treviso, Italy

March 2, 2023

Stevanato Group S.p.A.

Consolidated income statement

for the years ended December 31, 2023, 2022 and 2021

		For the year ended December 31,
		2023	2022	2021
		(EUR thousand)
	Notes
Revenue	6	1,085,354	983,680	843,920
Cost of sales	7	745,461	663,879	578,515
Gross Profit		339,893	319,801	265,405

Other operating income	8	10,423	18,850	9,386
Selling and marketing expenses	9	24,978	26,086	20,448
Research and development expenses	9	35,672	34,387	29,616
General and administrative expenses	9	88,946	85,747	62,502
Operating Profit		200,720	192,431	162,225

Finance income	11	20,250	25,050	21,709
Finance expense	12	31,417	29,840	18,808
Share of profit of an associate	11	—	—	547
Profit Before Tax		189,553	187,641	165,673

Income taxes	14	43,863	44,625	31,404
Net Profit		145,690	143,016	134,269

Net Profit attributable to:
Equity holders of the parent		145,631	142,849	134,321
Non-controlling interests	35	59	167	(52)
		145,690	143,016	134,269

Earnings per share
Basic earnings per common share (in EUR)	15	0.55	0.54	0.53
Diluted earnings per common share (in EUR)	15	0.55	0.54	0.53

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of comprehensive income

for the years ended December 31, 2023, 2022 and 2021

		For the year ended December 31,
		2023	2022	2021
		(EUR thousand)
	Notes
Net Profit		145,690	143,016	134,269

Gains/(losses) from remeasurement of employee defined benefit plans	28	(243)	842	(151)
Gains/(losses) from remeasurement of the agent termination plan	30	15	64	55
Tax effect relating to those components of OCI	14	15	(236)	26
Other comprehensive income (loss) that will not be classified subsequently to profit or loss		(213)	670	(70)

Exchange difference on translation of foreign operations	24	4,604	7,098	12,243
Changes in the fair value of cash flow hedging instruments	27	(4,092)	8,747	2,721
Changes in the time value element - cost of hedge	27	126	(235)	—
Tax effect relating to those components of OCI	14	932	(2,043)	(653)
Other comprehensive income that might be classified subsequently to profit or loss		1,570	13,567	14,311

Total other comprehensive income, net of tax		1,357	14,237	14,241

Total Comprehensive Income		147,047	157,253	148,510

Attributable to:
Equity holders of the parent		147,019	157,058	148,550
Non-controlling interests		28	195	(40)
		147,047	157,253	148,510

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of financial position

at December 31, 2023 and 2022

		At December 31	At December 31
		2023	2022
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill	16	49,983	47,243
Intangible assets	17	30,985	32,158
Right of use assets	34	18,249	19,289
Property, plant and equipment	18	1,028,489	641,402
Financial assets - investments FVTPL		676	782
Other non-current financial assets	19	5,052	3,839
Deferred tax assets	14	76,251	69,210
		1,209,685	813,923
Current assets
Inventories	20	255,321	213,254
Contract assets	21	172,580	103,417
Trade receivables	21	301,769	212,734
Other current financial assets	19	4,382	33,602
Tax receivables	22	14,338	21,018
Other receivables	23	43,900	33,010
Cash and cash equivalents		69,602	228,740
		861,892	845,775
Total assets		2,071,577	1,659,698
Equity and liabilities
Equity
Share capital	24	21,698	21,698
Reserves and retained earnings	24	965,202	831,583
Net profit attributable to equity holders of the parent	24	145,631	142,849
Equity attributable to equity holders of the parent		1,132,531	996,130
Non-controlling interests	35	115	(220)
Total equity		1,132,646	995,910

Non-current liabilities
Non-current financial liabilities	26, 34	255,639	148,407
Employees benefits	28	7,413	8,315
Non-current provisions	30	3,975	5,552
Deferred tax liabilities	14	9,624	20,952
Non-current advances from customers	33	39,418	—
Other non-current liabilities	31	48,474	18,060
		364,543	201,286
Current liabilities
Current financial liabilities	26, 34	143,277	70,754
Current provisions	30	1,063	—
Trade payables	32	277,815	239,179
Contract liabilities	33	22,306	14,847
Advances from customers	33	22,892	26,568
Tax payables	22	30,798	41,655
Other liabilities	32	76,237	69,499
		574,388	462,502
Total liabilities		938,931	663,788
Total equity and liabilities		2,071,577	1,659,698

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of changes in equity

for the years ended December 31, 2023, 2022 and 2021

	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2021		20,002	—	(26,189)	(3,345)	—	(675)	(34,911)	355,613	310,495	(355)	310,140
Other comprehensive income	24	—	—	—	2,068	—	(70)	12,231	—	14,229	12	14,241
Net profit		—	—	—	—	—	—	—	134,321	134,321	(52)	134,269
Total comprehensive income		—	—	—	2,068	—	(70)	12,231	134,321	148,550	(40)	148,510
Dividends	25	—	—	—	—	—	—	—	(11,200)	(11,200)	—	(11,200)
Capital increase	24	1,696	410,563	—	—	—	—	—	—	412,259	—	412,259
Transaction costs on capital increase	24	—	(27,962)	—	—	—	—	—	—	(27,962)	—	(27,962)
Taxes relating to capital increase costs	24	—	6,711	—	—	—	—	—	—	6,711	—	6,711
Other		—	—	(1,551)	—	—	—	—	4,772	3,221	(20)	3,201
Total effects		1,696	389,312	(1,551)	—	—	—	—	(6,428)	383,029	(20)	383,009
At December 31, 2021		21,698	389,312	(27,740)	(1,277)	—	(745)	(22,680)	483,506	842,074	(415)	841,659
Other comprehensive income	24	—	—	—	6,648	(179)	671	7,069	—	14,209	28	14,237
Net profit		—	—	—	—	—	—	—	142,849	142,849	167	143,016
Total comprehensive income		—	—	—	6,648	(179)	671	7,069	142,849	157,058	195	157,253
Dividends	25	—	—	—	—	—	—	—	(13,500)	(13,500)	—	(13,500)
Share-based incentive plans	24	—	—	—	—	—	—	—	10,498	10,498	—	10,498
Total effects		—	—	—	—	—	—	—	(3,002)	(3,002)	—	(3,002)
At December 31, 2022		21,698	389,312	(27,740)	5,371	(179)	(74)	(15,611)	623,353	996,130	(220)	995,910
Other comprehensive income	24	—	—	—	(3,130)	96	(213)	4,635	—	1,388	(31)	1,357
Net profit		—	—	—	—	—	—	—	145,631	145,631	59	145,690

The accompanying notes are an integral part of the Consolidated Financial Statements

Total comprehensive income		—	—	—	(3,130)	96	(213)	4,635	145,631	147,019	28	147,047
Dividends	25	—	—	—	—	—	—	—	(14,294)	(14,294)	—	(14,294)
Share-based incentive plans	24	—	—	507	—	—	—	—	3,644	4,151	—	4,151
Acquisition of non-controlling interests	24	—	—	—	—	—	—	—	(557)	(557)	307	(250)
Other	24	—	—	—	—	—	—	—	82	82	—	82
Total effects		—	—	507	—	—	—	—	(11,125)	(10,618)	307	(10,311)
At December 31, 2023		21,698	389,312	(27,233)	2,241	(83)	(287)	(10,976)	757,859	1,132,531	115	1,132,646

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of cash flows

for the years ended December 31, 2023, 2022 and 2021

		For the year ended December 31,
		2023	2022	2021
		(EUR thousand)
	Notes
Operating activities
Profit before tax		189,553	187,641	165,673
Adjustments:
- depreciation and impairment of property, plant and equipment	10	62,592	50,382	42,676
- amortization of intangible assets and right of use assets	10	15,888	14,441	13,706
- allowance for doubtful accounts	21	661	(788)	(1,291)
- net interest expense/(income)	11, 12	3,733	9,874	(1,239)
- share of profit or loss of associated companies		—	—	(547)
- (gain) from the disposal of non-current assets		(477)	(126)	(579)
Change in other provisions		1,585	(5,984)	4,116
Change in employee benefits		121	(3,000)	(11,246)
Other non-cash expenses, net		13,030	(2,886)	(3,382)
Working capital changes net of the effects from purchase of controlled entity:
- inventories and contract assets		(113,590)	(107,367)	(31,204)
- trade receivables and other assets		(93,864)	(46,424)	(54,765)
- trade payables, contract liabilities, advances and other liabilities		104,973	36,052	44,337
Interest paid		(3,152)	(3,466)	(4,388)
Interest received		922	752	624
Income tax paid		(76,765)	(25,789)	(29,155)
Net Cash Flows from operating activities		105,210	103,312	133,336
Cash Flow from investing activities
Purchase of property, plant and equipment	18	(433,233)	(235,029)	(107,691)
Proceeds from sale of property, plant and equipment	18	577	146	1,169
Purchase of intangible assets	17	(8,696)	(8,098)	(5,489)
Proceeds from sale of associated companies		—	—	14,812
(Increase)/ decrease of financial assets		(4,190)	31	773
Proceeds from life insurance policies redemption	19	27,908	—	—
Business combination - net of cash acquired	4	(3,589)	—	—
Net Cash Flows used in investing activities		(421,223)	(242,950)	(96,426)
Cash Flow from financing activities
Net proceeds from IPO		—	—	380,090
Acquisition of non-controlling interests	35	(250)	—	—
Payment of financial payables for shares acquisition		—	—	(8,221)
Dividends paid	25	(14,294)	(13,500)	(11,200)
Payment of principal portion of lease liabilities	34	(5,939)	(6,595)	(6,498)
Proceeds from borrowings	26	247,512	13,207	8,050
Repayments of borrowings	26	(68,999)	(37,648)	(121,729)
Decrease in other current financial activities		—	—	14,355
Net Cash Flows from/(used in) financing activities		158,030	(44,536)	254,847

Net change in cash and cash equivalents		(157,983)	(184,174)	291,757
Net foreign exchange differences on cash and cash equivalents		(1,155)	1,875	3,683
Cash and cash equivalents at January 1		228,740	411,039	115,599
Cash and cash equivalents at December 31		69,602	228,740	411,039

The accompanying notes are an integral part of the Consolidated Financial Statements

Non-cash investing activities are related to:

- the grant of land (Note 18);

- the investments in property, plant and equipment not paid at December 31, 2023 (Note 18);

- the acquisition of right-of-use assets respectively (Note 34).

Other non-cash expenses, net are mainly related to:

- the change in the cash flow hedge reserve;

- the change in the fair value of derivative instruments;

- the change in equity reserves primarily related to share-based compensation;

- foreign currency unrealized gain and losses.

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the consolidated financial statements

1. Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located in via Molinella 17, Piombino Dese (Padua, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging our ongoing investment in the business to drive organic growth as well as selected acquisition of skills and new technologies to become a global player in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic, analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has nine production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), six plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and United States) and two commercial offices (in Japan and the United States). The Group is expanding its global capacity primarily for its high-value solutions products. In the United States, the Group is advancing the build out of its new EZ-fill® manufacturing hub in Fishers, Indiana. The plant launched customer validation and expects to start commercial operations in 2024. In Italy, the new facility in Piombino Dese has started commercial production while in Latina the Group launched commercial production in the fourth quarter of 2023. In 2023, the Group elected to slow down its capacity expansion in China in order to focus efforts and resources on the ramp up of its manufacturing facilities in the U.S. and Italy where demand outpaced initial expectations. On November 8, 2023, we acquired Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines. The acquisition of Perugini will support the Group's efforts in the ongoing integration of critical technologies and processes into the Group’s production process.

The global footprint allows the Group to sell products and provide services in more than 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 78.03% of its share capital.

On July 16, 2021, Stevanato Group's shares began trading on the New York Stock Exchange under the symbol STVN.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements comprised the financial statements of the Company and its subsidiaries as at December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021. The consolidated financial statements were authorized for issuance by resolution of the Board of Directors on March 5, 2024.

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

The Group presents its consolidated income statement using the function of expense method reflecting the practice in the industry in which the Group operates.

The Group presents current and non-current assets and liabilities as separate classifications in its consolidated statement of financial position.

The statement of cash flows has been prepared using the “indirect method” allowed by IAS 7 – Cash Flow statements. Starting in 2023, the Group disaggregates the changes in other provisions and the change in employee benefits in the consolidated statements of cash flows. This information was previously presented on a net basis.

The consolidated financial statements have been prepared on a historical cost basis, modified as required for the measurement of certain financial instruments at their fair value.

The consolidated financial statements are presented in Euro, the Group’s presentation currency, which is also the functional currency of the Company and the primary economic environment in which the entity operates. The consolidated financial statements values are rounded to the nearest thousand.

The consolidated financial statements are prepared on a going concern basis. Management believes that there are no financial or other indicators presenting material uncertainties that may cast significant doubt upon the Group’s ability to meet its obligations in the foreseeable future, and not less than one year after the date the consolidated financial statements are approved to be issued.

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

The Group initially recognizes any non-controlling interests (“NCI”) at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/ (loss) are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income/ (loss) of subsidiaries is attributed to owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group. The acquisition of further shares in subsidiaries and any sale of shares which do not lead to loss of control are accounted for as transactions between shareholders; as such, the accounting effects of such operations are reflected directly in the Group equity. If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Business Combination

The Group's business combinations are accounted for in accordance with the purchase method set out in IFRS 3 - Business Combinations.

Based on the purchase method, the cost of the business combination is allocated to the identifiable acquired net assets, at the acquisition date, through the fair value measurement of the assets acquired and liabilities and contingent liabilities assumed, and goodwill is recognised to the extent of the excess of the business combination cost over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If the initial accounting for a business combination can be determined only provisionally, adjustments to the values initially attributed are made within twelve months of the acquisition date. Non-controlling interests are recognised at the fair value of the net acquired assets.

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

When significant influence over an associate is lost as a result of a full or partial disposal, the Group derecognises that associate and recognises in profit or loss the difference between, on the one hand, the sum of the proceeds received plus the fair value of any retained interest and, on the other hand, the carrying amount of the investment in the associate at the date significant influence is lost.

Consolidation of foreign companies

The functional currency of the Group’s entities is the currency of their primary economic environment. All the assets and liabilities of foreign companies that report in a currency other than the Euro and which fall within the scope of consolidation are translated into Euro using the exchange rate at the end of the reporting period. Income and costs are translated using average rates for the reporting period. The exchange differences arising on translation for consolidation are recognized in “Foreign currency translation reserve” under consolidated net equity. The difference arising in the year is recognized in OCI. On disposal of a foreign operation, the component of net equity relating to that particular foreign operation is reclassified to profit or loss.

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

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,
		2023	2023	2022	2022	2021	2021
CHINA	CNY	7.6600	7.8509	7.0788	7.3582	7.6282	7.1947
UNITED STATES	USD	1.0813	1.1050	1.0530	1.0666	1.1827	1.1326
MEXICO	MXN	19.1830	18.7231	21.1869	20.8560	23.9852	23.1438
DENMARK	DKK	7.4509	7.4529	7.4396	7.4365	7.4370	7.4364
BRAZIL	BRL	5.4010	5.3618	5.4399	5.6386	6.3779	6.3101
SWITZERLAND	CHF	0.9718	0.9260	1.0047	0.9847	1.0811	1.0331
JAPAN	JPY	151.9903	156.3300	138.0274	140.6600	129.8767	130.3800

2.3 Main accounting policies, estimates and assumptions

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets of businesses acquired. Goodwill is initially measured at cost and after initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

In accordance with IAS 36 - Impairment of assets, an impairment loss is recognized if the recoverable amount is lower than the carrying amount. An impairment loss recognized for goodwill cannot be reversed in a subsequent period.

Fair Value Measurement

In accordance with IFRS 13 – Fair Value Measurement, the Group measures certain financial instruments such as derivatives and non-financial assets, at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 establishes a three-level hierarchy that categorizes the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement. Levels used in the hierarchy are as follows:

•
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.
•
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely, in part, on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•
Level 3: If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. This is the case for unlisted equity securities.

Recognition of revenue

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has generally concluded that it is the principal in its revenue arrangements because it (i) typically controls the goods or services before transferring them to the customer, (ii) is primarily responsible for fulfilling the promise to provide the specified good or service, (iii) has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer, (iv) has discretion in establishing the price for the specified good or service.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated.

Based on the five-step model introduced in IFRS 15 - Revenue from contracts with customers, the Group recognizes revenue after the following requirements have been met:

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

e) it is probable that the Group will receive the consideration to which it is entitled in exchange for the services transferred to the customer. If the consideration referred to in the contract has a variable component, the Group will estimate the amount of the consideration it will be entitled to in exchange for the services transferred to the customer.

Revenue from the sale of products and services in the Biopharmaceutical and Diagnostic Solution segment

Revenue from the sale of products in the Biopharmaceutical and Diagnostic Solution segment is mainly recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the products at the customer’s location and generally considering applicable Incoterms.

In determining the transaction price for the sale of glass and plastic products, both part of the Biopharmaceutical and Diagnostic Solution segment, the Group considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer. If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and is included in the transaction price only to the extent that it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The Group estimates the impact of potential returns from customers based on the Group’s right of return policies and practices along with historical data on returns, in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the goods that are expected to be returned. Any advance payments or deposits from customers are not recognized as revenue until the control of the relevant good is transferred to the customer.

The Biopharmaceutical and Diagnostic Solution segment also develops, contracts for and sells to customers molds, tools and equipment necessary to produce plastic products. If the tooling is highly customized with no alternative use to the Group, and the Group has an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring progress towards completion using the input method based on costs incurred relative to total estimated costs to completion. Otherwise, revenue for the molds, tools and equipment is recognized at the point in time when the performance obligations are satisfied by transferring of control.

The Group enters in certain contracts whereby it provides customers with the right to access certain intellectual properties for a defined short period of time. These contracts do not result in additional performance obligations for the Group and have been assessed to result in revenue to be recognized over the time the customer can benefit from the access to the intellectual property.

The normal credit term is 60 to 90 days upon delivery.

Revenue from the sale of products in the Engineering segment

Revenue from the sale of products in the Engineering segment is recognized at the point in time or over the time, accordingly to the terms and conditions of the customer’s contract.

The Group recognizes revenue from customer-specific construction contracts of the engineering system division over time as the performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

When it is not possible to consider the enforceable right to payment for performance completed to date, revenue is recognized at a point in time.

For revenue recognized over time, revenue is recognized by applying a method of measuring progress toward complete satisfaction of the related performance obligation. When selecting the method for measuring progress, the Group selects the method that best depicts the transfer of control of goods or services promised to customers. Engineering revenue is recorded under an input method, which recognizes revenue on the basis of costs incurred for the satisfaction of a performance obligation using the percentage of completion method (or expected cost plus a margin approach). The Group determines the applicable stage of completion based on the portion of contract costs incurred for work performed to date relative to the estimated total contract costs (cost to cost method).

Engineering revenue can be generated from contracts with multiple performance obligations. When a sales agreement involves multiple performance obligations, each obligation is separately identified, and the transaction price is allocated based on the amount of consideration the Group expects to be entitled in exchange for transferring the promised good or service to the customer.

There are no post-delivery obligations other than product warranties, if required by local law; these warranties do not represent a separate performance obligation and are accounted for applying IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

Engineering’s revenue also include after-sales services, which mainly consists in the supply of spare parts to customers for machinery and equipment sold, as well as maintenance activity on the machines sold. Such revenue is recognized at a point in time.

Contract costs are recognized in profit or loss as incurred unless they create an asset which mainly generates or enhances resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately in the consolidated income statement following requirements on onerous contracts in IAS 37.

Costs to obtain a contract

According to IFRS 15 the Group recognizes incremental costs of obtaining a contract as an asset if the required criteria are met. Any capitalized contract costs asset is amortized on a systematic basis that is consistent with the entity’s transfer of the related goods or services to the customer.

The Group presents these costs in the statement of financial position as a separate class of intangible asset, with the amortization in the same line item as amortization of intangible assets within the scope of IAS 38 - Intangible Assets.

Capitalized contract costs are subject to an impairment assessment at the end of each reporting period. Impairment losses are recognized in profit or loss.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

The Group has elected to present government grants in the statement of financial position as other liabilities, which is recognized in the income statement among other operating income on a systematic and rational basis over the useful life of the asset they relate to.

The Group has chosen to present government grants related to an expense item as other operating income in the income statement or netted within the related costs according to the nature of the contribution.

Trade receivables

A receivable is the entity’s right to consideration that is unconditional. A right to consideration is unconditional only if the passage of time is required before payment of that consideration is due.

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

Cost of sales

Cost of sales comprises expenses incurred in the manufacturing and distribution of products. The remaining costs principally include depreciation, amortization directly related to the manufacturing process and transportation costs.

Transaction costs for Listing fees

In accordance with IAS 32 - Financial instrument: presentation, the transaction costs of an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Transaction costs are mainly related to underwriting commissions and consultancy costs. Transaction costs relate jointly to offering of share and stock exchange listing of new shares have been allocated to those transactions using a basis of allocation that is rational, based on the proportion of primary and secondary offering of shares.

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

The Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenue and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments, for the Italian components of the Group only. IRAP is applied on the tax base at 3.9% for the years ended December 31, 2021, 2022 and 2023.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss unless it gives rise to equal taxable and deductible temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

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

Changes in the assumptions and estimates related to future taxable income, tax planning strategies and scheduled reversal of deferred tax liabilities could affect the recoverability of the deferred tax assets. If actual results differ from such estimates and assumptions, the Group financial position and results of operation may be affected.

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

Dividends

The Company recognizes a liability to pay dividends when the distribution is authorized and the distribution is no longer at the discretion of the Company. As per the corporate laws of Italy, a distribution is authorized when it is approved by the shareholders. A corresponding amount is recognized as a decrease in equity.

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

Developments costs for the production of new products or parts, as requested by IAS 38 - Intangible Assets, are recognized as assets only if (i) the costs can be reliably determined, (ii) the Group has the intention and resources to complete them, the technical feasibility of completing them is such that they will be available for use, (iii) the Group has the intention to complete and the ability and intention to use or sell the asset, (iv) the asset will generate future economic benefits, (v) there are availability of resources to complete the asset and the ability to measure reliably the expenditure during development. Capitalized development costs include only those expenses that can be directly attributed to the development process and are amortized on a systematic basis, starting from the commencement of production and lasting the length of the product or process's estimated life, generally ranging between three and five years. Research costs are expensed as incurred.

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

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement.

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

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other borrowing costs are expensed in net financial expenses in the consolidated income statement, as incurred.

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

According to IFRS 16 - Leases, the Group applies a recognition and measurement approach for each lease, except for short-term leases (i.e., those leases that have a lease term of 12 months or less) and leases of low-value assets (i.e., leases of underlying assets with a value, when new, of EUR 5,000 or less). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

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

Inventories

Inventories of raw materials, semi-finished and finished products are valued at the lower of cost and net realizable value. Costs is determined, as follows:

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

Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Current financial assets include trade receivables, derivative financial instruments, other current financial assets and cash and cash equivalents. Investments and other financial assets include investments accounted for using the equity method, as well as other securities, derivative financial instruments and non-current financial assets. Financial liabilities include debt and borrowings from banks, trade payables and other financial liabilities, which mainly include derivative financial instruments.

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

Trade receivables are stated at amortized cost and are measured on the basis of the impairment model introduced by IFRS 9. In accordance with this model, the Group recognizes a loss allowance based on lifetime ECLs (Expected Credit Losses) at each reporting date, based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The amount of receivables is reported in the statement of financial position net of the relevant credit loss provisions. The impairment losses reported pursuant to IFRS 9 (including reversals of impairment losses or impairment gains) are recognized in the consolidated income statement within the line item Selling and marketing expenses.

Financial assets are derecognized when the rights to receive cash flows from the instrument have expired and the Group has transferred substantially all risks and rewards of ownership.

Financial assets at fair value through profit or loss (FVTPL) are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. This category includes derivative instruments and equity investments which the Group has not irrevocably elected to classify at fair value through OCI.

As permitted by IFRS 9, equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value may be measured at cost as an estimate of fair value.

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

For purposes of subsequent measurement, financial liabilities are classified as financial liabilities at fair value through profit or loss or financial liabilities at amortized cost (loans and borrowings).

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. The Group has not designated any financial liability as at fair value through profit or loss.

Financial liabilities at amortized cost is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR (Effective Interest Rate) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expense in the income statement.

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires.

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

When a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows or highly probable forecasted transactions, the effective portion of the gain or loss on the hedging instrument is recognized in OCI in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement. The Group uses IRS contract (Interest Rate Swap) and commodity swaps as hedges of its exposure to financial interest of loans and to commodity price risks respectively. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.

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

Impairment of non-financial assets

If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. If it is not possible to estimate the recoverable amount of an individual asset, the Group assesses whether the cash-generating unit to which it belongs is impaired. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. For assets excluding goodwill, whether there is an indication that previously recognized impairment losses no longer exist or have decreased, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash on hand and at bank, carried at nominal amount, equal to fair value. Cash equivalents are short-term (i.e. with a maturity period of 90 days or less), highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

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

Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (equity-settled transactions). The share-based compensation arrangements are accounted for in accordance with IFRS 2 - Share-based Payment, which requires the Company to recognize share-based compensation expense based on fair value of awards granted.

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.

The fair value of the awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.

That cost is recognized in employee benefits expense, together with a corresponding increase in a reserve of shareholder’s equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the income statement for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

Significant judgements and estimates

The consolidated financial statements are prepared in accordance with IFRS which require management’s use of judgments, estimates and assumptions that may affect the carrying amount of assets, liabilities, income and expenses in the financial statements, as well as the disclosures in the notes concerning contingent assets and liabilities at the balance sheet date.

Uncertainty surrounding these assumptions and estimates might lead to results that require a material adjustment to carrying amounts of assets or liabilities in future periods.

Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated income statement or in the consolidated statement of comprehensive income in the period in which the change occurs.

In preparing the consolidated financial statements, management has considered the impact of climate change in the context of the disclosures. These considerations did not have a material impact on the financial reporting judgements and estimates, consistent with the assessment that climate change is not expected to have a significant impact on the Group’s going concern assessment, its ability to recover the carrying value of its long-lived assets or its liquidity.

Key sources of estimation uncertainty

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

Recoverable amount of goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units on which it is allocated and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. The value in use is determined using the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash-generating units, including a sensitivity analysis, are detailed in the Note 16. For the years ended December 31, 2023, 2022 and 2021 no impairments were recorded.

Use of estimates

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

Expected credit losses of trade receivables and contract assets

The Group uses a simplified approach in calculating ECLs for trade receivables and contract assets, initially based on the Group’s historical observed default rates. The Group will adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

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

Share-based compensation

The Group accounts for its equity incentive plan in accordance with IFRS 2 - Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards requires the input of subjective assumptions, including the dividend yield, the probability that the Group will achieve the performance target and the hypotheses of the beneficiaries leaving. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized has been affected by the significant assumptions and estimates used.

3. Changes in accounting policies and disclosures

New accounting standards

The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented, with the exception of the new standards and interpretations that are effective for reporting periods beginning on January 1, 2023, described below.

New standards and amendments effective from January 1, 2023

The following new standards and amendments effective from January 1, 2023 were adopted by the Group for the preparation of these Consolidated Financial Statements.

In May 2017, the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. Certain accounting policy disclosures were updated a result of the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2021, the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments

In December 2021, the IASB issued amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In June 2020, the IASB issued amendments to IFRS 4 — Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 12 — Income taxes: International Tax Reform – Pillar Two Model Rules, to clarify the application of IAS 12 — Income taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce: (i) a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, which was effective immediately upon issuance of the amendment, and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before the effective date of the Pillar Two model rules, which apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. The Group started applying the mandatory temporary exception to accounting for deferred taxes arising from the Pillar Two model rules on its effective date.

The Pillar Two model rules introduce a minimum effective taxation of 15 percent on a jurisdictional basis for multinational enterprise groups and large-scale domestic groups with annual revenues of at least €750 million in their consolidated financial statements in at least two of the four prior fiscal years. Many countries where the Group operates have enacted domestic tax legislation for the Pillar Two model rules that are effective from January 1, 2024, including Italy. The Group did not recognize any tax expense or liability relating to Pillar Two in 2023 as the legislation was not in effect at the reporting date. The Pillar Two model rules are complex and management is in the process of assessing and determining its impact on the Group.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2024 or subsequent years are listed below:

In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments are effective on or after January 1, 2025. The Group does not expect any material impact from the adoption of these amendments.

4. Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. The Group’s scope of consolidation at December 31, 2023 and 2022 is as follows:

Subsidiaries

The consolidated financial statements of the Group include the following list of companies directly or indirectly through the subsidiaries Stevanato Group International a.s., Balda Medical GmbH, Spami S.r.l., controlled by the parent company Stevanato Group S.p.A.:

				% equity interest
Name	Segment	Description	Country of incorporation	2023	2022
Nuova Ompi S.r.l.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	100%	100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	100%	100%
Medical Glass a.s.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Slovakia	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Service company	Mexico	100%	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Mexico	100%	100%
Ompi of America inc.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions and analytical services	USA	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Brazil	100%	100%
Perugini S.r.l.	Engineering	Production of consumables and mechanical components for industrial machines	Italy	100%	—
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	China	100%	100%
Stevanato Group Denmark A/S (*)	Engineering	Production plant and machinery	Denmark	100%	100%
Medirio SA	Biopharmaceutical and Diagnostic Solutions	Research and development	Switzerland	100%	100%
Balda Medical Gmbh	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	Germany	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	USA	100%	100%
Balda Precision Inc.	Biopharmaceutical and Diagnostic Solutions	Production metal components	USA	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	Japan	100%	51%

(*) On December 31, 2022, the respective extraordinary shareholders' meetings of Innoscan A/S and SVM Automatik A/S approved the merger of Innoscan A/S into SVM Automatik A/S. The transaction was effective for accounting purposes at January 1, 2022. In February 2023, the surviving company SVM Automatik A/S changed its corporate name to Stevanato Group Denmark A/S.

Change in scope of consolidation - business combination

On November 8, 2023, the subsidiary Spami S.r.l. acquired all of the business operations of Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines. The acquisition of Perugini will support the Group's efforts in the ongoing integration of critical technologies and processes into the Group’s production process.

As the assets acquired and the liabilities assumed constitute the acquisition of a business, the transaction is considered a business combination pursuant to IFRS 3.

The initial net consideration was paid entirely at the closing date based on the pro-forma financial statements of Perugini S.r.l. The consideration would have been adjusted based on the definitive net financial position at the closing date, as defined in the share purchase agreement. The consideration adjustment was to be agreed among parties within 110 days of the acquisition closing day; at the date of this consolidated financial statements, the consideration adjustment was recognized among current financial liabilities. The consideration adjustment was paid in February 2024.

Details of the purchase consideration are as follows:

At acquisition date
(EUR thousand)
Consideration paid	6,246
Consideration adjustment	175
Total consideration	6,421

Consequently, the consideration was temporarily allocated to the assets and liabilities acquired while the definitive purchase price allocation will be made within twelve months of the acquisition. Details of the net assets acquired and goodwill are as follows:

Preliminary fair value at the acquisition date
(EUR thousand)
Right of use assets	736
Property, plant and equipment	738
Deferred tax assets	173
Inventories	105
Trade receivables	781
Other receivables	342
Cash and cash equivalents	2,657
Total assets	5,532
Non-current financial liabilities	422
Employee benefits	381
Deferred tax liabilities	258
Other non-current liabilities	250
Current financial liabilities	198
Trade payables	176
Tax payables	15
Other current liabilities	151
Total liabilities	1,851

Net assets	3,681

Portion acquired by the Group (100%)	3,681

Goodwill	2,740

Minor acquisition-related costs were expensed and recorded within selling and marketing costs in the consolidated income statement.

The details of the net cash outflows related to the acquisition are shown below:

At acquisition date
(EUR thousand)
Consideration paid	(6,246)
Cash and cash equivalents acquired	2,657
Net cash outflow - Investing activities	(3,589)

Perugini S.r.l. contributed revenue of EUR 54.3 thousand and profit for the year of EUR 0.9 thousand to the Group for the period from November 8, 2023 (the acquisition date) to December 31, 2023.

Non-controlling interests

The equity attributable to non-controlling interests at December 31, 2023 related to Medical Glass a.s. in which the Group holds an 99.74% interest. The net profit attributable to non-controlling interests at December 31, 2023 related to Medical Glass a.s. as well as to Ompi of Japan Co., Ltd where the minority interests were purchased by the Group on July 31, 2023. For further details refer to Note 35.

5. Segment Information

Management identifies two operating segments, based on the internal organization and reporting structure of Stevanato Group. The criteria used to identify the Group’s operating segments are consistent with the way the chief operating decision-maker (identified in the Chief Executive Officer of Stevanato Group) assigns resources and monitors performances. They are:

-
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables. This segment deals mainly with the development and manufacturing of Drug Containment Solutions (DCS), In-Vitro Diagnostic Solutions (IVD) and Drug Delivery Systems (DDS). The business model is particularly complex as it requires constant cooperation with each customer for the development of the specific products they need, and it is based on sophisticated technical and industrial processes. It comprises also analytical services and regulatory support that the Group provides to its customer focused on investigating the physiochemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and the drugs they will contain.
-
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting). The Engineering Segment designs, develops and produces equipment and machinery for both in-house use and the sale to customers. The Group assembles equipment and machinery and develops the software necessary for its functioning in addition to working closely with the customers to install the machinery and equipment in their production sites, ensuring they are correctly calibrated and properly functioning. The after-sales services, mainly consists in the provision of spare parts for our machinery and equipment as well as maintenance activity on the machines sold.

The operating segments described above are also identified as reportable segments.

	At and for the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	879,288	206,066	1,085,354	—	1,085,354
Inter-segment	2,049	166,741	168,790	(168,790)	—
Total revenue	881,337	372,807	1,254,144	(168,790)	1,085,354
Cost of sales	591,107	294,550	885,657	(140,196)	745,461
Gross Profit	290,230	78,257	368,487	(28,594)	339,893

Other operating income	10,630	16	10,646	(223)	10,423
Selling and marketing expenses	20,970	3,948	24,918	60	24,978
Research and development expenses	27,653	7,420	35,073	599	35,672
General and administrative expenses	64,658	13,290	77,948	10,998	88,946
Operating Profit	187,579	53,615	241,194	(40,474)	200,720

of which amortization and depreciation	75,320	3,821	79,141	(661)	78,480

Total assets	1,614,801	539,598	2,154,399	(82,822)	2,071,577
Total liabilities	658,954	398,044	1,056,998	(118,067)	938,931

	At and for the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	799,652	184,028	983,680	—	983,680
Inter-segment	1,585	115,472	117,057	(117,057)	—
Total revenue	801,237	299,500	1,100,737	(117,057)	983,680
Cost of sales	526,370	234,826	761,196	(97,317)	663,879
Gross Profit	274,867	64,674	339,541	(19,740)	319,801

Other operating income	18,985	13	18,998	(148)	18,850
Selling and marketing expenses	12,287	2,430	14,717	11,369	26,086
Research and development expenses	25,169	6,542	31,711	2,676	34,387
General and administrative expenses	73,816	14,431	88,247	(2,500)	85,747
Operating Profit	182,580	41,284	223,864	(31,433)	192,431

of which amortization and depreciation	62,401	3,591	65,992	(1,170)	64,822

Total assets	1,259,124	370,851	1,629,975	29,723	1,659,698
Total liabilities	511,022	256,835	767,857	(104,069)	663,788

	At and for the year ended December 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	694,038	149,882	843,920	—	843,920
Inter-segment	1,134	68,979	70,113	(70,113)	—
Total revenue	695,172	218,861	914,033	(70,113)	843,920
Cost of sales	465,304	176,604	641,908	(63,393)	578,515
Gross Profit	229,868	42,257	272,125	(6,720)	265,405

Other operating income	9,386	—	9,386	—	9,386
Selling and marketing expenses	7,736	3,196	10,932	9,516	20,448
Research and development expenses	23,467	4,263	27,730	1,886	29,616
General and administrative expenses	58,996	11,898	70,894	(8,392)	62,502
Operating Profit	149,055	22,900	171,955	(9,730)	162,225

of which amortization and depreciation	54,487	3,656	58,143	(1,760)	56,383

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the Engineering’s equipment to the Biopharmaceutical and Diagnostic Solutions. “Adjustments, elimination and unallocated items” also includes some corporate residual costs not allocated to the Biopharmaceutical and Diagnostic Solutions Segment and Engineering Segment.

The reconciliation from total segments operating profit to consolidated profit before tax is as follows:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Segments Operating Profit	241,194	223,864	171,955
Finance income	20,250	25,050	21,709
Finance expense	31,417	29,840	18,808
Share of profit of an associate	—	—	547
Inter-segment elimination and unallocated items	(40,474)	(31,433)	(9,730)
Profit Before Tax	189,553	187,641	165,673

For the year ended December 31, 2023, the Group served a customer who constituted 11.4% of consolidated revenue, equal to EUR 123.6 million, realized both in the Biopharmaceutical and Diagnostic Solutions Segment and in the Engineering Segment.

For the years ended December 31, 2022 and 2021, no external customer exceeded 10% of group’s revenue.

6. Revenue from contract with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	366,433	—	366,433
Revenue from other containment and delivery solutions	512,855	—	512,855
Revenue from engineering	—	206,066	206,066
Total revenue from contracts with customers	879,288	206,066	1,085,354

Geographical markets
EMEA	523,681	110,366	634,047
APAC	76,436	26,465	102,901
North America	253,870	63,666	317,536
South America	25,301	5,569	30,870
Total revenue from contracts with customers	879,288	206,066	1,085,354

Timing of revenue recognition
Goods and services transferred at a point in time	861,551	16,235	877,786
Goods and services transferred over time	17,737	189,831	207,568
Total revenue from contracts with customers	879,288	206,066	1,085,354

	For the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	293,229	—	293,229
Revenue from other containment and delivery solutions	506,423	—	506,423
Revenue from engineering	—	184,028	184,028
Total revenue from contracts with customers	799,652	184,028	983,680

Geographical markets
EMEA	502,066	97,646	599,712
APAC	70,332	29,930	100,262
North America	198,153	52,685	250,838
South America	29,101	3,767	32,868
Total revenue from contracts with customers	799,652	184,028	983,680

Timing of revenue recognition
Goods and services transferred at a point in time	780,903	17,179	798,082
Goods and services transferred over time	18,749	166,849	185,598
Total revenue from contracts with customers	799,652	184,028	983,680

	For the year ended December 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	207,815	—	207,815
Revenue from other containment and delivery solutions	486,223	—	486,223
Revenue from engineering	—	149,882	149,882
Total revenue from contracts with customers	694,038	149,882	843,920

Geographical markets
EMEA	415,489	77,985	493,474
APAC	79,463	38,284	117,747
North America	175,231	31,730	206,961
South America	23,855	1,883	25,738
Total revenue from contracts with customers	694,038	149,882	843,920

Timing of revenue recognition
Goods and services transferred at a point in time	667,717	35,477	703,194
Goods and services transferred over time	26,321	114,405	140,726
Total revenue from contracts with customers	694,038	149,882	843,920

Revenue is disclosed by nature according to the goods and services provided by our operating segments. Revenue realized by the Biopharmaceutical and Diagnostic Solutions segment includes:

o
High-value solutions: wholly owned, internally developed products, processes and services for which the Group hold intellectual property rights or have strong proprietary know-how and are characterized by particular complexity or high performance;
o
Other containment and delivery solutions.

The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific). Revenue by geographical markets is based on the end customer location.

Contract balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Trade Receivables	301,769	212,734
Contract Assets	172,580	103,417
Contract Liabilities	(22,306)	(14,847)
Advances From Customers	(22,892)	(26,568)
Non-current advances from customers	(39,418)	—

The contract assets mainly relate to the Group’s right to consideration for production from construction contracts not yet invoiced as of the balance sheet date. The amounts recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to consideration.

Revenue recognized in the current reporting period which relates to carried-forward contract liabilities amounts to EUR 14,847thousand in 2023 (respectively EUR 18,771 thousand in 2022 and EUR 5,031 thousand in 2021).

7. Cost of sales

Cost of sales is detailed as follows:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Cost of materials	381,141	325,995	305,298
Direct industrial labor	150,036	130,637	114,807
Indirect industrial labor	72,229	61,194	50,339
Industrial depreciation and amortization	64,700	53,550	46,258
Other costs of sales	77,355	92,503	61,813
Total Cost of sales	745,461	663,879	578,515

Cost of sales consists mainly in the cost of materials, components and labor expense related to the production and distribution of our goods and services. Cost of sales also include depreciation and amortization of EUR 64,700 thousand (respectively EUR 53,550 thousand in 2022 and EUR 46,258 thousand in 2021) as well as industrial capitalized costs for the machinery and equipment built within the Group, subcontracting work and industrial overheads.

For the year ended December 31, 2023, cost of sales benefited from EUR 2,886 thousand granted by the Italian government to help offset the significant rise in utilities costs and mitigate the impact to businesses. The grants, subsidies on the increased price of electricity and natural gas consumed during the period, were in effect through the second quarter of 2023.

For the year ended December 31, 2022, grants received from European governments to mitigate the rise in utility cost positively affected the cost of sales by EUR 6,465 thousand.

8. Other operating income

Other operating income for the year ended December 31, 2023 amounted to EUR 10,423 thousand (respectively EUR 18,850 thousand in 2022 and EUR 9,386 thousand in 2021), relating mainly to (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the significant risks and benefits, (ii) certain cancellation fees for unfulfilled contracts, and (iii) government grants. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

9. Expenses

Expenses are detailed as follows:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Selling and marketing expenses	24,978	26,086	20,448
Research and development expenses	35,672	34,387	29,616
General and administrative expenses	88,946	85,747	62,502
Total Expenses	149,596	146,220	112,566

Selling and marketing expenses are mainly related to personnel expenses for the sales organizations and to business development and events costs, travel expenses and other marketing strategic consultancies. They also include accruals of the provision for bad and doubtful debts for EUR 682 thousand (respectively EUR 759 thousand release in 2022 and EUR 933 thousand release in 2021). For the year ended December 31, 2022 the release for expected credit loss amounted to EUR (770) thousand while the write-off amounted to EUR 11 thousand. For the year ended December 31, 2021 the release for expected credit loss amounted to EUR (936) thousand and EUR 3 thousand as write-off.

Research and development expenses include costs for research and development activities to support the innovation of products and components.

General and administrative expenses consists mainly of personnel expenses for administrative functions, consultancies, directors compensation, insurance costs (such as D&O), IT expenses (such as licenses) and rental fees.

10. Other information by nature

The breakdown of the Selling and marketing, Research and development and General and administrative expenses by nature is as follows:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Personnel	63,939	64,543	46,489
Other costs and incomes	71,195	71,164	56,886
Depreciation and amortization	13,780	11,273	10,124
Expected credit losses	682	(760)	(933)
Total expenses	149,596	146,220	112,566

Depreciation and amortization can be broken down as follows:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Cost of sales	64,700	53,550	46,258
Selling and marketing expenses	700	722	787
Research and development expenses	4,754	3,468	3,353
General and administrative expenses	8,326	7,082	5,985
Total depreciation & amortization	78,480	64,822	56,383

Depreciation and amortization recognized among general and administrative expenses include amortization of fair value adjustments from purchase price allocations on trademarks related to Balda Group companies amounting to EUR 1,039 thousand (EUR 1,039 thousand in 2022 and in 2021).

For further details on amortization and depreciation for the years ended December 31, 2023 and 2022, reference should be made to the movements in property, plant and equipment, intangible assets and right of use assets (Note 17 - 18 - 34).

11. Finance income

Finance income are as follows:

	For the years ended December 31,
	2023	2022	2021
	(EUR thousand)
Interest income from banks deposits	792	648	538
Income from financial discounts	18	8	18
Interest income on loans to associates	—	—	10
Other financial income	180	96	57
Gain from the sale of an associate	—	—	12,258
Foreign currency exchange rate gains	13,487	19,995	7,588
Derivatives revaluation	5,703	3,551	950
Other fair value adjustments	70	752	290
Total finance income	20,250	25,050	21,709

For the year ended December 31, 2021 the Group realized a gain of EUR 12,258 thousand from the sale of the entire share capital of Swissfillon AG, in which the sub holding Stevanato Group International held 26.94% of the share capital.

12. Finance expense

Finance expense are as follows:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Interest on debts and borrowings	3,734	3,363	4,286
Financial discounts and other expenses	138	102	102
Interest on lease liabilities	581	573	585
Financial component IAS 19	268	118	28
Foreign currency exchange losses	23,408	19,136	10,172
Derivatives devaluation	3,086	5,966	3,211
Other fair value adjustments	202	582	424
Total finance expense	31,417	29,840	18,808

Finance expenses include bank interest on the Group’s financial debt (calculated using the effective interest method) and interest on leases about the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounted to EUR 9,921 thousand net loss for the year ended December 31, 2023, EUR 859 thousand net gain for the year ended December, 31 2022 and EUR 2,584 thousand net loss for the year ended December 31, 2021.

Derivatives revaluation and derivatives devaluation include changes in the fair values of the foreign currency forward contracts that have not been designated as hedge accounting relationships as well as the ineffectiveness of the foreign currency forward contracts designated in a cash flow hedge.

13. Employee benefits expense

Employee benefits expense are detailed as follows:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Included in Cost of sales:
Wages and salaries	175,090	154,852	134,619
Social security costs	40,025	30,721	25,610
Pension costs	7,036	5,970	4,917
Share-based payment expense	113	287	—
Included in Selling and Marketing expenses:
Wages and salaries	12,423	13,978	12,716
Social security costs	2,442	1,606	1,531
Pension costs	390	433	403
Share-based payment expense	57	1,024	—
Included in Research and Development expenses:
Wages and salaries	14,430	12,463	9,089
Social security costs	1,862	1,496	1,270
Pension costs	466	358	331
Share-based payment expense	167	800	—
Included in General and Administrative expenses:
Wages and salaries	24,518	22,272	26,106
Social security costs	4,846	3,612	3,589
Pension costs	699	510	545
Cash settled awards	—	—	(10,831)
Share-based payment expense	1,639	5,991	1,740
Total employee benefits expense	286,203	256,373	211,635

The average size of the Group's workforce during the year is as follows:

	For the year ended December 31,
	2023	2022	2021
Executives	70	57	51
Managers	211	137	126
Employees	5,260	4,781	4,284
Total Workforce	5,541	4,975	4,461

14. Income tax

Income tax expense is as follows:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Current income tax:
Current Taxes	62,610	57,400	35,093
Prior Years Taxes	(1,932)	215	(6,544)
Deferred tax:
Deferred Taxes	(16,815)	(12,990)	2,855
Income tax expense reported in the statement of profit or loss	43,863	44,625	31,404

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Deferred tax related to items recognized in OCI during in the year:
Gains/(losses) from remeasurement of employee of defined benefit plans and of agent termination plans	15	(236)	26
Change in the fair value of hedging instruments	932	(2,043)	(653)
Deferred tax charged to OCI	947	(2,279)	(627)

The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy.

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Accounting profit before income tax	189,553	187,641	165,673
Statutory income tax rate of 27.9%	52,885	52,202	46,223
Prior years taxes	(1,932)	215	(6,544)
DTA not recognized on tax losses carry-forward	1,854	750	(1,947)
DTA on temporary/tax losses non recognized	(2,810)	—	—
Taxes effect on unremitted earnings	827	1,488	400
Tax grants/not taxable items	(5,097)	(8,477)	(1,157)
Tax exemption on gain from the sale of an associate	—	—	(3,378)
Different foreign tax rate effect	(2,244)	(1,553)	(2,193)
DTA/DTL effect previous years	380	—	—
At the effective income tax rate of 23.1% (23.8% in 2022, 19.0% in 2021)	43,863	44,625	31,404
Income tax expense reported in the statement of profit or loss	43,863	44,625	31,404

The Group's effective tax rate for the year ended December 31, 2023, decreased to 23.1% compared to 23.8% for the year ended December 31, 2022. Considering that the accounting profit before income tax is basically unchanged, the lower tax impact is due to a sum of several different effects, as explained in the table above.

The Group's effective tax rate for the year ended December 31, 2022, increased to 23.8% compared to 19.0% for the year ended December 31, 2021 mainly due to the fact that the previous year was positively affected by the tax credit deriving from the "Patent Box regime".

Unrecognized tax losses at December 31, 2023 and at December 31, 2022 amounted to EUR 8,377 thousand and to EUR 7,978 thousand respectively, for which deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

The breakdown on the timing of tax losses carry-forwards is as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Timing of unrecognized tax losses carry-forwards
2023	—	336
2024	—	369
2025	—	331
2026	—	334
2027	—	3,860
2028	—	404
2029	—	129
Unlimited	8,377	2,215
Total unrecognized tax losses	8,377	7,978

The change in unrecognized tax losses is related to both the recognition of deferred tax assets and the use of tax losses expiring within 2029.

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2023 and 2022 is as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Intangible assets	(1,649)	(4,179)
Property, plant and equipment	30,150	19,746
Contract balances	(13,552)	(12,329)
Revaluations of investment properties to fair value	5,712	6,807
Expected credit losses	1,279	1,217
Derivatives	(708)	(1,640)
Leases	308	331
Long term incentives	12	51
Provisions	6,845	6,631
Accruals and other provisions	578	164
Tax losses carry forward	36,251	26,941
Unremitted earnings	(2,260)	(2,260)
Start up costs IPO SG spa	2,684	4,026
Share-based compensation plans	—	325
Other effects	977	2,427
Deferred tax assets, net	66,627	48,258
Reflected in the statement of financial position as follows:
Deferred tax assets	76,251	69,210
Deferred tax liabilities	(9,624)	(20,952)
Deferred tax assets, net	66,627	48,258

Deferred taxes are calculated based on the global allocation criteria, taking into account the cumulative amount of all the temporary differences, based on the average expected rates in force when these temporary differences reverse.

With reference to Deferred Tax Assets (DTA) on net operating tax loss (“NOL”) carryforwards, at December 31, 2023 the Group recognized DTA on NOL of EUR 36,251 thousand, attributable to various subsidiaries located in different jurisdictions (primarily Germany, U.S., Denmark and Brazil).

The Group believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in all jurisdictions. As part of its recoverability assessment the Group has taken into account (i) the most recent forecast approved by management and the Board of Directors, (ii) the likelihood that the factors that have contributed to past losses in some countries will not recur, (iii), the future reversal of existing taxable temporary differences, (iv) the legal right to carryforward and utilization without time limit (some restrictions on yearly use may occur).

The Group has applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12.

Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes. On December 28, 2023, the government of Italy, where the parent company is incorporated for tax purposes, enacted the Pillar Two income taxes legislation effective from January 1, 2024 (see Legislative Decree no. 209/2023, hereinafter “the Italian Pillar Two rules”). According to the Italian Pillar Two rules, Stevanato Holding S.r.l. qualifies as the ultimate parent entity (“UPE”) for Pillar Two purposes, as it consolidates Stevanato Group S.p.A. on a line-by-line basis. As a consequence, the Pillar Two perimeter would be identified with that of the consolidated financial statements of Stevanato Holding S.r.l., including all the entities which are consolidated on a line-by-line basis. As the UPE, Stevanato Holding S.r.l. will be in charge of the calculation of the jurisdictional effective tax rate according to the Pillar Two Rules. Stevanato Holding S.r.l. directly holds only the controlling participation in Stevanato Group S.p.A. at 78.03% stake. Due to the apportionment of the profit rights related to the treasury shares held by Stevanato Group S.p.A., according to Article no. 2357-ter of the Italian Civil Code, the profit rights held by Stevanato Holding S.r.l. equal to 86.87% based on the number of shares owned by Stevanato Holding S.r.l. over the total amount of the shares with rights to profits. As a consequence, Stevanato Group S.p.A. is a constituent entity for Pillar Two purposes.

Under the Italian Pillar Two rules, the UPE will be generally required to pay, in Italy, a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance with the Italian Pillar Two rules) of less than 15%. The Group has performed a preliminary assessment of the “Transitional Safe Harbours” for Pillar Two purposes ("TSH") on the basis of the OECD rules on “Safe Harbour and Penalty Relief” issued on December 20, 2022, which are intended as “qualifying international agreement on safe harbours” for the purposes of the EU Directive n. 2523/2022 (art. 32) and the Italian Pillar Two rules. This preliminary assessment is based on the 2022 Country by Country Reporting ("CbCR") of the Group and accounting data for fiscal year 2022. Based on fiscal year 2022 financial data, the main jurisdictions in which a potential exposure to top-up-tax may exist include China and Mexico, as no TSH test would be met. However, as the effective tax rate calculated for TSH purposes is close to 15%, no significant impact in terms of potential top up tax is expected. For the sake of completeness, we highlight that currently China and Mexico have not implemented yet a local Qualified Domestic Top up Tax within their domestic legislation. This preliminary assessment has been performed considering a number of technical positions based on the content of the TSH rules and other guidelines currently available. In this regard, considering the lack of specific interpretations and explanations by the OECD, the EU Directive, the Italian law, such technical positions shall be confirmed once the expected clarifications will be provided at OECD, EU and domestic level. Because this preliminary assessment serves only to provide general guidance, the actual impact that the Pillar Two legislation would have had on the Group’s results if it had been in effect for the year ending December 31, 2023 may have been significantly different. The Group is continuing to assess the impact of the Pillar Two income tax legislation on its future financial performance.

The reconciliation of net deferred tax assets is as follows:

	2023	2022
	(EUR thousand)
As of January 1	48,258	36,772
Tax expense during the period recognized in profit or loss	16,815	12,990
Tax income/(expense) during the period recognized in OCI	947	(2,279)
Other effect	607	775
As at December 31	66,627	48,258

The other effect movement includes foreign exchange differences and minor reclassification.

15. Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares issued net of the treasury shares held by the Group.

The weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of potential ordinary shares that would be assigned to the beneficiaries based on the Group’s share-based incentive plans (see Notes 28 and 29 for further details on the share-based incentive plans).

The following table reflects the income and share data used in the basic and diluted EPS calculation:

	At December 31,	At December 31,	At December 31,
	2023	2022	2021

Profit attributable to ordinary equity holders of the parent (in EUR thousand)	145,631	142,849	134,321

Weighted average number of ordinary shares for basic EPS	264,951,368	264,699,481	252,670,872
Effects of dilution from share-based incentive plans	20,899	—	19,449
Effects of dilution from remuneration in shares	5,281	1,581	—
Weighted average number of ordinary shares adjusted for the effect of dilution	264,977,547	264,701,062	252,690,321

	2023	2022	2021
Basic earnings per common share (in EUR)	0.55	0.54	0.53
Diluted earnings per common share (in EUR)	0.55	0.54	0.53

16. Goodwill

In accordance with IAS 36 - Impairment of assets, Goodwill is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying amount and the recoverable amount of the CGU (or groups of CGUs) to which it is allocated. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.

Until 2022, for the purpose of the impairment test on goodwill, management identified three different cash-generating units (CGUs) including two CGUs within the Biopharmaceutical and Diagnostic Solutions segment: (i) the Drug Containment Solutions (DCS) CGU; (ii) the In-Vitro Diagnostic consumables (IVD) & Drug Delivery Systems (DDS) CGU, and one CGU within Engineering segment, (iii) the Engineering System Division CGU.

For 2023, impairment test of goodwill is performed at the level corresponding to the operating segments (refer to Note 5), which is the lowest level at which goodwill is monitored and performances assessed.

The change in impairment testing approach is due to the implementation of a new internal organization and the way management monitors goodwill, consequence of the increasingly cross-linked activities between companies and resources belonging to the IVD&DDS and DCS businesses and the evolution of the business and increase of activities for the DDS which have spread across the BDS segment.

For the purpose of impairment testing, goodwill is allocated as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Biopharmaceutical and Diagnostic Solutions (*)	31,804	31,804
Engineering Systems	18,179	15,438
Total Goodwill	49,983	47,243

(*) For the purpose of the impairment test at December 31, 2022, the goodwill currently allocated to CGU Biopharmaceutical and Diagnostic Solutions amounting to EUR 31,804 thousand was allocated to the CGUs Drug Containment Solutions (DCS) and In-vitro Diagnostic Consumables & Drug Delivery Systems (IVD&DDS) for EUR 4,976 thousand and EUR 26,828 thousand respectively.

The change in the item "Engineering Systems" of EUR 2,740 refers entirely to the acquisition of Perugini S.r.l., for which the consideration for the transaction was allocated to the assets and liabilities acquired on a provisional basis, pending the definitive information that will allow the finalization of the values.

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

The impairment test is performed every year at year end.

The value in use has been determined by applying the Discounted Cash Flow ("DCF") method. This method has been applied with a two-stage approach, the first corresponding to the explicit forecast period (2024-2029) and the second corresponding to a terminal value derived with inertial criteria for the period after 2029. The explicit period corresponds with the horizon covered by the budget and the plans prepared by management and approved by the Audit Committee, assuming realistic scenarios on the information available at the reporting date, including macroeconomic indicators and geo-political trends.

The principal assumptions adopted by management in drawing up the projections relates mainly to a growth in volumes of products and different product mixes, shifting to high-value solutions sales, expanding the SG EZ-fill® industrial footprint to address customer proximity and reshoring needs, completing the development of the DDS proprietary product portfolio and development CDMO opportunities, and continuing business optimization efforts in engineering. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGUs over the period considered.

The growth rate in terminal value used for projecting beyond the explicit planning period (2024-2029) is 1% for all CGUs, deemed representative of a precautionary growth rate in terminal values, given the potential future competition within the sector and the discount factor considered.

The cash flows and discount rate were determined net of tax. Future cash flows are discounted using the weighted average cost of capital (WACC); this is estimated with a beta factor derived on the basis of a peer group. The discount rates, 7.7% for BDS and 7.5% for ESD, therefore reflect current market assessments and the time value of money and takes account of the risks specific to the sector. The discount rates used in the previous year were respectively 8.6% for DCS and for IVD & DDS and 8.8% for ESD.

The results obtained using the discounted cash flow method have been tested for their sensitivity to changes in certain key variables, within reasonable ranges. The variables altered were (i) the WACC (between 6.7% and 8.7% for BDS and 6.5% and 8.5% for ESD), (ii) the long-term growth rate (in the range 0%-3%) and (iii) the EBITDA at continuing value (between -20% and +20%). The sensitivity analysis point to relatively stable results.

Finally, the discount rate and variation to the forecast EBITDA at continuing value within the impairment test have been identified that would allow a value in use equal to the carrying amount of the net assets of the respective CGU. This further sensitivity analysis resulted in the identification of breakeven for the BDS CGU with a WACC of 19.4%, or an average contraction of EBITDA at continuing value (everything else equal) of 63.4%. With regards to the ESD CGU, these indicators equated to a reduction in the EBITDA at continuing value of 97.8% and a WACC of 22.1%.

The impairment test for the goodwill did not result in any need for impairment.

Even though the above described reorganization, that determined the reallocation of goodwill, does not consist in a restructuring and does not represent an impairment trigger, the impairment test has been also performed under the old structure of CGUs to which goodwill was allocated, without identifying any impairment loss.

WACC has been calculated equal to 7.7% accordingly for DCS and IVD&DDS and 7.5% for ESD. The sensitivity analysis performed on the three cash-generating units test identified the breakeven for DCS CGU with a WACC of 20.4% or an average contraction of EBITDA at continuing value (everything else equal) of 65.4%. With regards to the IVD&DDS CGU these indicators equated to a reduction in the EBITDA at continuing value of 36.2% and a WACC of 11.2%. Also the impairment test performed on the three CGUs did not result in any need of impairment

17. Intangible assets

Changes in intangible assets for the year ended December 31, 2023 are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible fixed assets in process and advances	Other intangible assets	Total
	(EUR thousand)
Cost
At January 1, 2022	16,081	16,923	25,877	4,073	11,306	74,260
Additions	—	4,792	43	2,667	595	8,097
Disposals	—	—	—	—	—	—
Reclassifications	—	3,435	—	(3,593)	158	—
Exchange differences	—	105	(35)	—	347	417
At December 31, 2022	16,081	25,255	25,885	3,147	12,406	82,773
Additions	—	3,571	102	5,023	—	8,696
Disposals	—	(402)	—	(25)	—	(427)
Reclassifications	—	2,072	—	(2,072)	—	—
Exchange differences	(24)	55	(96)	(17)	(188)	(271)
At December 31, 2023	16,057	30,550	25,890	6,056	12,218	90,771

Amortization
At January 1, 2022	8,752	11,838	14,502	—	7,240	42,332
Amortization	2,694	3,271	1,483	—	668	8,116
Disposal	—	—	—	—	—	—
Exchange differences	1	59	(8)	—	116	168
At December 31, 2022	11,447	15,168	15,977	—	8,024	50,616
Amortization	2,537	5,125	1,314	—	664	9,640
Disposal	—	(402)	—	—	—	(402)
Exchange differences	(17)	49	(20)	—	(79)	(67)
At December 31, 2023	13,967	19,940	17,270	—	8,609	59,786

Net book value
At December 31, 2023	2,090	10,610	8,620	6,056	3,609	30,985
At December 31, 2022	4,634	10,087	9,908	3,147	4,382	32,158

Development costs are referred to costs for the study, design and prototype development for products which have been or are expected to be commercialized and for which is probable that the expected future economic benefits will flow to the entity. Development expenses are recognized in the consolidated income statement as research and development expenses.

Industrial patents and intellectual property rights increase for EUR 3,571 thousand due to the acquisition of licenses for IT systems and the capitalization of costs associated with upgrading the enterprise resource planning system (ERP) and connecting it with the other software used in the Group.

Concessions, licenses, trademarks and similar rights with a total carrying amount of EUR 8,620 thousand (EUR 9,908 thousand in 2022) mainly includes the tradenames related to Balda companies.

Intangible fixed assets in process and advances refer to ongoing projects which will conclude in subsequent years. Intangible fixed assets and advances increase for EUR 5,023 thousand mainly due to (i) the internally generated costs to support the development of a new packaging platform within the Engineering segment, amounting to EUR 3,334 thousand, and (ii) the costs associated with upgrading the ERP system and other software implementation.

No impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for. No changes in the useful life of intangible assets have occurred in all periods presented.

18. Property, plant and equipment

Changes in items of property, plant and equipment in 2023 are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2022	159,915	445,739	46,269	12,891	89,946	754,760
Additions	2,306	39,399	3,524	1,337	247,961	294,527
Disposals	(293)	(2,693)	(18)	(249)	(61)	(3,314)
Reclassifications	1,386	33,917	1,467	821	(37,591)	—
Exchange differences	3,109	7,402	398	382	(1,728)	9,563
At December 31, 2022	166,423	523,764	51,640	15,182	298,527	1,055,535
Additions	9,714	41,942	5,008	317	395,858	452,839
Acquisition of Perugini S.r.l.	687	1,052	313	130	—	2,182
Disposals	—	(1,550)	(125)	(86)	—	(1,762)
Reclassifications	24,203	45,274	2,827	673	(72,977)	—
Exchange differences	2,593	5,306	349	287	(8,720)	(184)
At December 31, 2023	203,620	615,788	60,012	16,503	612,688	1,508,611

Depreciation and impairment
At January 1, 2022	69,431	248,482	35,057	9,073	—	362,043
Depreciation charge for the year	5,948	36,628	6,250	1,512	—	50,338
Impairment	—	44	—	—	—	44
Disposals	(293)	(2,210)	(5)	(240)	—	(2,748)
Exchange differences	793	3,291	130	243	—	4,457
At December 31, 2022	75,879	286,235	41,432	10,588	—	414,134
Depreciation charge for the year	7,201	47,563	6,358	1,469	—	62,591
Acquisition of Perugini S.r.l.	145	914	274	111	—	1,444
Reclassifications	(10)	—	—	10	—	—
Disposals	—	(1,505)	(72)	(85)	—	(1,662)
Exchange differences	796	2,524	131	164	—	3,615
At December 31, 2023	84,011	335,731	48,123	12,257	—	480,122

Net book value
At December 31, 2023	119,609	280,057	11,889	4,246	612,688	1,028,489
At December 31, 2022	90,544	237,529	10,208	4,594	298,527	641,402

Increase in Land and buildings at December 31, 2023 was mainly related to the grant of land by the city of Fishers (Indiana, U.S.), amounting to EUR 8,281 thousand, that was conditional upon the construction of a building on the site. The grant has been booked at Fair Value as per appraisal of the City. According to IAS 20, the grant was recognized upon the fulfillment of the related obligations. The grant of land was booked against deferred income (presented in other liabilities) and will be recognized in the income statement as other operating income over the life of the building. The amount reclassified to Land and buildings in the year mainly refers to the partial capitalization of the new buildings in Piombino Dese which hosts the new lines dedicated to EZ-fill® products and EMEA Tec Center, amounting to EUR 19,145 thousand.

At December 31, 2023 the overall increases in plant and machinery, considering both the yearly additions and the reclassification from assets under construction, amounted to EUR 87,216 thousand and mainly referred to the purchase of new production equipment necessary to guarantee a high product quality standard and a high production capacity, characteristics necessary to consolidate the Group's position in the biopharmaceutical market.

Assets under construction, included investments in production lines and machines for syringes, vials and cartridges production which have not yet been completed but are expected to enter into use in the coming years. This category also included: (i) the investment for the new EZ-fill® plant in Latina, (ii) the investment for the new EZ-fill® hub in China, (iii) the investments for completing the new building in Piombino Dese, that will host corporate offices, production lines and the EMEA TEC Center and (iv) the investments for the construction of the new U.S. facility in Fishers, Indiana.

At December 31, 2023 committed orders related to the ongoing investments equaled approximately EUR 136.5 million (EUR 270 million at December 31, 2022), net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana., in February 2022, Stevanato Group entered into an agreement with BARDA, which is part of the U.S. Department of Health and Human Services, through its partnership with the U.S. Department of Defense. Under the agreement, BARDA will make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 85 million) for manufacturing capacity for standard and EZ-Fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

At December 31, 2023, EUR 2,290 thousand borrowing costs were capitalized under IAS 23. The capitalization rate used to determine the amount of capitalized borrowing costs is 4.60%.

At December 31, 2023, approximately EUR 50.6 million of investments in property, plant and equipment were unpaid and recorded among trade payables (approximately EUR 62.7 million at December 31, 2022).

At the year end, no impairment indicators have been identified and therefore no impairment losses have been accounted for.

19. Financial assets

The following table details the composition of financial assets:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Fair value of derivatives financial instruments	577	2,795
Other non-current financial assets	4,475	1,044
Other non-current financial assets	5,052	3,839

Fair value of derivatives financial instruments	3,633	5,694
Life insurance policies	—	27,908
Other current financial assets	749	—
Other current financial assets	4,382	33,602

Other Financial Assets	9,434	37,441

At December 31, 2022, other current financial assets included life insurance policies managed by Société Générale SA, which were measured at fair value. The decrease in other current financial assets of EUR 27,908 thousand was due to the total redemption of life insurance policies in the first half of 2023.

At December 31, 2023, other non-current financial assets included a secured senior convertible promissory note amounting to EUR 3,182 thousand with maturity date June 14, 2028 and guarantee deposits.

At December 31, 2023 and 2022, other non-current financial assets and other current financial assets included interest rate swap derivatives. Other current financial assets also include foreign exchange derivatives. At December 31, 2023 interest rate swap derivatives were included in other non-current financial liabilities while commodity swap derivatives were included in other current financial liabilities.

The following table sets further the analysis of derivative assets and liabilities at December 31, 2023 and December 31, 2022.

	At December 31,		At December 31,
	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	577	577	2,795	2,795

Current financial assets
Foreign exchange forward contracts - trading derivatives	204	204	1,658	1,658
Foreign exchange forward contracts - hedging instruments	1,056	1,056	849	849
Interest Rate Swap - hedging instruments	2,373	2,373	3,187	3,187

Non-Current financial liabilities
Interest Rate Swap - hedging instruments	(488)	(488)	—	—

Current financial liabilities
Commodity Swap - hedging instruments	(20)	(20)	—	—

At December 31, 2023 and 2022 part of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales. The change in the fair value of the derivatives not designed as hedging instruments is recorded among finance income and finance expense.

Derivatives designated as hedging instruments reflect the change in fair value of

- the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;

- the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in U.S. Dollars;

- the commodity swap contracts, designed to hedge against price swings in the market for natural gas and electricity.

The change in the fair value of the derivatives designed as hedging instruments is recorded in a separate component of equity (cash flow hedge reserve). The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

At the year end, no impairment indicators have been identified and therefore no impairment losses have been accounted for.

20. Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Raw materials	122,083	106,258
Semifinished products	38,347	30,196
Finished products	113,033	92,994
Provision from slow moving and obsolescence	(18,142)	(16,194)
Total inventories	255,321	213,254

Raw material includes advance paid to suppliers for inventories in the amount of EUR 23,008 thousand and EUR 18,119 thousand at December 31, 2023 and December 31, 2022, respectively.

Changes in the provision for slow moving and obsolete inventories are as follows:

	2023	2022
	(EUR thousand)
At January 1	16,194	13,251
Provision	3,353	2,956
Utilizations and other changes	(1,405)	(13)
At December 31	18,142	16,194

21. Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Trade receivables	308,425	218,695
Allowance for expected credit losses	(6,656)	(5,961)
Total trade receivables	301,769	212,734

Trade receivables are non-interest bearing and credit terms are generally 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk.

Trade receivables breakdown by geographical area is shown below:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
EMEA	176,638	121,006
APAC	37,574	25,968
North America	79,529	62,287
South America	14,684	9,434
Total Trade Receivables	308,425	218,695

Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 6,656 thousand and EUR 5,961 thousand for 2023 and 2022 respectively:

	2023	2022
	(EUR thousand)
At January 1	5,961	6,544
Accruals	1,489	683
Releases	(807)	(1,453)
Utilizations	(21)	(19)
Exchange differences and other changes	34	206
At December 31	6,656	5,961

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment and from the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions Segment. As such, the balances of this account vary and depend on the number of ongoing construction contracts at the end of the year. The Group had contract assets of EUR 172,580 thousand as at December 31, 2023, and of EUR 103,417 thousand as at December 31, 2022. Contract assets gross amounted to EUR 360,433 thousand (EUR 235,794 thousand as at December 31, 2022), net of advance invoices issued of EUR 187,853 thousand (EUR 132,377 thousand as at December 31, 2022).

22. Tax receivables and tax payables

The breakdown in the account is as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Tax receivables	14,338	21,018
Tax payables	(30,798)	(41,655)

Tax receivables decreased mainly due to (i) the use of energy tax credit accrued by Italian legal entities for fiscal year 2022 and (ii) the payment by Stevanato Holding S.r.l. (the parent company in the group taxation regime) of the full amount of the Stevanato Group’s tax losses, transferred within the consolidated tax group. Participation in the Italian tax consolidation regime enables each participating company to optimize the financial management of corporate income tax, for example by netting the taxable income and tax losses of each participant within the tax group.

Tax receivables at December, 31 2023 were mainly composed by the tax credit of Stevanato Group S.p.A. for the tax loss for fiscal year 2023 (EUR 4,033 thousand transferred to Stevanato Holding S.r.l.) and Italian tax credit for R&D and high tech investments (amounting to EUR 7,645 thousand), legally offsetable until 2026, in installments of varying amounts depending on the year in which the investment was made.

Tax payables decreased mainly due to the payments made by Italian legal entities to Stevanato Holding S.r.l. as settlement of fiscal year 2022 income tax payable and advance payment for fiscal year 2023.

23. Other receivables

Other receivables are as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Advances to suppliers	10,107	703
Accrued income and prepayments	10,881	9,847
VAT receivables	19,803	20,789
Other receivables	3,109	1,671
Total other receivables	43,900	33,010

24. Equity

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

Share capital

At December 31, 2023 and 2022 the Company paid-in share capital amounted to EUR 21,698 thousand and was divided into 295,540,036 shares without any nominal value, including 34,870,467 ordinary shares and 260,669,569 Class A multiple voting shares.

The dual class structure of our shares includes ordinary shares and Class A shares. The Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except for the voting rights. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. The Class A shares are automatically converted (without the need for a resolution by the special meeting of the shareholders holding Class A shares or by the shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other Stevanato Family members, or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family. The Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the simple request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the chairman of the board of directors of the Company, with a copy to the chairman of the Audit Committee. Under no circumstances may ordinary shares be converted into Class A shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering net of the listing costs pertaining to the public subscription offer to the extent they were incremental costs directly attributable to the equity transaction that otherwise would have been avoided. At December 31, 2023 and 2022 the share premium reserve amounted to EUR 389,312 thousand.

Treasury shares

At December 31, 2022 a total of 30,840,555 of the Company’s A shares were held in treasury for a total cost of EUR (27,740) thousand. At December 31, 2023, following the conversion of 767,462 Company's Class A shares into ordinary shares awarded to the beneficiaries of share based incentive plans, a total of 30,073,093 of the Company's Class A shares were held in treasury for a total cost of EUR (27,233) thousand.

Cash flow hedge reserve

The cash flow hedge reserve reflects the negative change in fair value of derivatives financial instruments, designated as cash flow hedges. At December 31, 2023 the cash flow hedge reserve amounted to EUR 2,241 thousand compared to EUR 5,371 thousand at December 31, 2022.

Cost of hedging reserve

The cost of hedging reserve reflects the forward element of forward contracts. At December 31, 2023 the cost of hedging reserve amounted to EUR (83) thousand compared to EUR (179) at December 31, 2022.

Reserve for actuarial gains/losses

The reserve for actuarial gains/losses includes actuarial gains and losses on the net defined employees benefits liability and on the agents termination plans. At December 31, 2023 the reserve for actuarial gains/losses amounted to EUR (287) thousand compared to EUR (74) thousand at December 31, 2022.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arising from the translation of financial statements denominated in currencies other than Euro; at December 31, 2023 it amounted to EUR (10,976) thousand compared to EUR (15,611) thousand at December 31, 2022. The decrease was mainly due to the appreciation against the Euro of the Mexican Peso and the Brazilian Real, partially offset by the depreciation of the Chinese Renminbi and the U.S. Dollar against the Euro that occurred in 2023, currencies in which the net assets of some of the companies belonging to the Group are denominated.

Retained earnings and other reserves

Retained earnings and other reserves include:

-
a legal reserve of EUR 4,340 thousand at December 31, 2023 and 2022;
-
other reserves of EUR 65,237 thousand at December 31, 2023 (EUR 40,284 thousand at December 31, 2022). The increase was due to (i) the allocation of the prior year net profit for EUR 21,228 thousand, (ii) the accrual of the fair value of personnel cost related to share-based incentive plans and related effects of the awarding of the shares for EUR 3,644 thousand and (iii) other effects for EUR 81 thousand;
-
retained earnings of EUR 542,652 thousand (EUR 435,881 at December 31, 2022).

Net profit attributable to equity holders of the parent

Net Profit attributable to equity holders of the parent amount to EUR 145,631 thousand at December 31, 2023 (EUR 142,849 thousand at December 31, 2022).

Non-controlling interests

Non-controlling interests amount to EUR 115 thousand at December 31, 2023 (EUR (220) thousand at December 31, 2022). For further detail refer to Note 35.

25. Dividends

On May 24, 2023 Stevanato Group shareholders approved the distribution of EUR 14,294 thousand in dividends (EUR 0.054 per share) from the net profits realized in the prior financial year. The dividend was payable on July 17, 2023 to shareholders of record at June 6, 2023. In July 2023 the Company paid EUR 3,842 thousand of the distribution to shareholders and the remaining balance, which related to dividends payables to Stevanato Holding S.r.l., was paid in the fourth quarter of 2023.

On June 1, 2022 Stevanato Group shareholders approved the distribution of EUR 13,500 thousand in dividends (EUR 0.051 per common share) in part from the net profits realized in the previous financial year and in part from "other reserves". The dividend was paid on July 13, 2022 to shareholders of record at June 14, 2022.

26. Financial liabilities

Total financial liabilities are EUR 398,916 thousand and EUR 219,161 thousand as of December 31, 2023 and as of December 31, 2022 respectively; the balances in financial debt are as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Lease liabilities	5,841	5,325
Bank overdrafts and short-term loan facilities	84,005	13,245
Bank loans	51,592	50,518
Financial liabilities due to related parties	—	871
Fair value of derivatives	20	—
Financial payables for shares acquisition	175	—
Financial liabilities due to other lenders	—	795
Financial liabilities for accrued interests	1,644	—
Total current financial liabilities	143,277	70,754

Lease liabilities	13,104	14,657
Bank loans	192,304	84,069
Notes	49,743	49,681
Fair value of derivatives	488	—
Total non-current financial liabilities	255,639	148,407

Financial Liabilities	398,916	219,161

On April 16, 2020 Stevanato Group entered into a note purchase and private shelf agreement with PGIM, Inc. and certain of its affiliates, pursuant to which, for a period of three years following the date of the agreement, Stevanato might issue, and PGIM, Inc. or certain of its affiliates might purchase, up to USD 69,540 thousand of Stevanato notes. Additionally, on the same date, Stevanato Group issued EUR 50,000 thousand of Senior Notes, Series A, due April 16, 2028 to PGIM, Inc., with a fixed interest rate of 1.4%. Repayment of the Notes is required to be made in two tranches, EUR 25,000 thousand on April 16, 2027, and the remainder at the expiration of the notes. Pursuant to the agreement, Nuova Ompi s.r.l. provided to PGIM, Inc. and its affiliates a subsidiary guarantee, guaranteeing the repayment of the notes. The balance outstanding at December 31, 2023 and 2022 was EUR 49,743 thousand and EUR 49,681 thousand respectively.

The Note Purchase Agreement imposes certain covenants on the Group, including: (i) the notes must always rank at least pari passu with all other unsecured and unsubordinated indebtedness of the company and the guarantor; (ii) any covenant included in a different financing agreement which is more favorable to the lenders must apply to the Note Purchase Agreement, as well; (iii) the aggregate EBITDA of the company and the guarantor must always be at least equal to a certain percentage of the EBITDA of our group; (iv) no merger or consolidation for any guarantor unless expressly permitted by the Note Purchase Agreement; (v) no dealings with sanctioned entities; (vi) the ratio of consolidated net debt to consolidated EBITDA not to be greater than 3.50 to 1.00 with an increase of up to 4.0x once; (vii) consolidated net debt to equity not to be greater than 2 to 1; (viii) no liens in excess of a certain amount except for, among others, (a) existing ones, (b) tax liens, (c) liens in the ordinary course of business, (d) judgment liens; (ix) no sale of assets in excess of a certain amount; (x) no subsidiary indebtedness beyond a certain basket; and (xi) no segregation of assets under Italian law.

As at December 31, 2023 and 2022, all financial covenants are complied with.

At December 31, 2023, the bank loans amounted to a total of EUR 243,896 thousand compared to EUR 134,587 thousand at December 31, 2022. The increase was mainly due to the draw down on the three loans with BNL (Group BNP Paribas), Cassa Depositi e Prestiti and Banca Monte dei Paschi di Siena for a total of EUR 160,000 thousand. All these loans are at floating rates and have a five-year tenor with two years of interest-only payments and three years of amortizing period with quarterly repayment of the installments at constant principal portion. The loans with BNL and Cassa Depositi e Prestiti have a potential improvement in the interest rate applied, if the Group achieves certain KPIs related to renewable energy and waste recovery starting in the fiscal year ended December 31, 2023. For the year ending December 31, 2023, the Group reimbursed bank loans for EUR 50,680 thousand.

The increase in bank overdrafts and short term loans was mainly due to the taking out of some short-term financing.

The following table sets forth the reconciliation of total borrowings:

	At December 31,	Cash flows		Non-cash changes			At December 31,
	2022	Proceeds	Repayments	Exchange rate	Amortized Cost	Accrued Interests	2023
	(EUR thousand)
Bank loans	134,587	160,000	(50,680)	—	(11)	1,553	245,448
Bank overdrafts and short-term loan facilities	13,245	87,512	(16,719)	(33)	—	91	84,096
Notes	49,681	—	—	—	62	—	49,743
Financial liabilities due to related parties	871	—	(806)	(65)	—	—	—
Financial liabilities due to other lenders	795	—	(794)	(1)	—	—	—
Total Borrowings	199,179	247,512	(68,999)	(98)	51	1,644	379,287

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At December 31, 2023

	Currency	Amount	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	51,664	2024	3.45%	51,664
	EUR	56,893	2025	3.86%	56,893
	EUR	60,821	2026	3.81%	60,821
	EUR	53,925	2027	3.42%	53,925
	EUR	20,833	2028	2.12%	20,833
Amortized Cost	EUR	(240)	2024-2028		(240)
Total Bank Loans					243,896

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(257)	2024-2028		(257)
Total Notes					49,743

Overdrafts and short-term loan facilities	DKK	198,811	2024	4.90%	26,005
	EUR	58,000	2024	4.05%	58,000
Total Overdrafts and short-term loan facilities					84,005

Total Bank Loans and Overdrafts					377,644

At December 31, 2022

	Currency	Amount	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	50,680	2023	1.21%	50,680
	EUR	51,664	2024	1.17%	51,664
	EUR	24,394	2025	1.09%	24,394
	EUR	7,488	2026	1.71%	7,488
	EUR	591	2027	1.16%	591
Amortized Cost	EUR	(230)	2023-2027		(230)
Total Bank Loans					134,587

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(319)	2023-2028		(319)
Total Notes					49,681

Overdrafts and short-term loan facilities	DKK	98,488	2023	1.25%	13,244

Total Bank Loans and Overdrafts					197,512

Financial liabilities require compliance with certain covenants on the Group consolidated figures, including: (i) not to exceed certain consolidated net debt to consolidated EBITDA ratios (not greater than 4.0 to 1.0 in three of the loan agreements and not greater than 3.5 to 1.0, at 4.0x, in the remaining agreements); (ii) to maintain a consolidated net debt to equity ratio equal to or lower than 2 to 1 and at least amounting to €200 million; (iii) not to sell assets having a value, or to grant liens or loans to third parties, exceeding certain amounts; (iv) to ensure that the loans always rank at least pari passu with other debt of the company; (v) not to segregate assets (as defined under Italian law); and (vi) not to distribute dividends or reserves nor to carry out extraordinary transactions resulting in the breach of financial covenants.

At December 31, 2023 and 2022, all financial covenants are complied with.

Some short-term payables are subject to secured guarantee. Please refer to Note 37.

27. Fair Value Measurement

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2023:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		69,602	69,602	—	—
Financial assets - investments FVTPL - traded		240	240	—	—
Financial assets - investments FVTPL - not traded		436	—	—	436
Non-current financial assets - derivatives	19	577	—	577	—
Current financial assets - derivatives	19	3,633	—	3,633	—
Other current financial assets	19	749	—	749	—
Other non-current secured notes at FVTPL	19	3,182	—	—	3,182
Total assets		78,420	69,842	4,959	3,618

Current financial liabilities - derivatives	26	20	—	20	—
Non-current financial liabilities - derivatives	26	488	—	488	—
Total Liabilities		508	—	508	—

At December 31, 2022:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		228,740	228,740	—	—
Financial assets - investments FVTPL - traded		443	443	—	—
Financial assets - investments FVTPL - not traded		339	—	—	339
Current financial assets - derivatives	19	2,795	—	2,795	—
Non-current financial assets - derivatives	19	5,694	—	5,694	—
Life insurance policies	19	27,908	—	27,908	—
Other non-current financial assets		733	—	733	—
Total assets		266,653	229,183	37,131	339

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates at the reporting date. The fair value of interest rate swaps is determined by considering the present value of the estimated future cash flows based on observable yield curves. The fair value of commodity swaps is tied to the market price of the underlying commodities Italian electricity "Prezzo Unico Nazionale" (PUN) and natural gas "Punto di Scambio Virtuale" (PSV-Day Ahead Price - Heren) at the balance sheet date.

Although cash and cash equivalents are measured at amortized cost, the value approximates fair value due to the short maturity of these instruments, which consist of bank current accounts. The fair value of other non-current financial assets is measured through other unobservable input in accordance with IFRS 13.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the year ended December 31, 2023:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total
	(EUR thousand)
At December 31, 2022	339	—	339
Additions	97	3,182	3,279
At December 31, 2023	436	3,182	3,618

The increase in non-current secured notes at FVTPL is related to a secured senior convertible promissory note amounting to EUR 3,182 thousand with maturity date June 14, 2028. The note has principal balance equal to the consideration paid by Stevanato Group for the note and accrue interest at 5% per annum from June 14, 2023 through November 27, 2023, and 6% per annum thereafter. The then outstanding principal and unpaid accrued interest of the note may be converted, at the option of the holder thereof, in whole or in part, into conversion shares upon the closing of any sale by the issuing company of its equity securities primarily for equity fundraising purposes. The note is measured at fair value to profit and loss since the contractual cash flows do not consist solely of payments of principal and accrued interest on the amount of principal to be repaid, but provide for the possible acquisition of equity instruments of the issuing company, considering the business opportunities and growth potential of this latter.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2023. During the year ended December 31, 2022, the transfer between Level 1 and Level 3 for "Financial assets - investments FVTPL" was related to the distribution of the shares in Rani Therapeutics Holdings INC, listed on NASDAQ, from the investment fund Biologix Partners LP.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts as of December 31, 2023 and 2022.

28. Employee benefits

Employee benefits are analyzed as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Employee severance indemnity	5,677	4,936
Jubilee benefits	228	213
Other post-employment plans	1,228	979
Long term incentive plan	—	169
Stock grant plan	280	1,353
Other share-based compensation	—	665
Total employee benefits	7,413	8,315

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

Jubilee benefits

The Jubilee benefits scheme is applicable to companies incorporated in Germany. Upon retirement, employees are eligible to receive a sum payment depending on the number of years of service within the Group.

Other post-employment plans

Other post-employment plan of the Group are “Beneficios por Retiro, Prima de Antigüedad y Beneficios por Terminación” for Mexican companies and severance payment provision for Slovak companies.

Defined benefits obligation

The Group’s liabilities for employee benefits are as follows:

	Trattamento Fine Rapporto	Jubilee Benefits	Beneficio por Retiro / Terminacion	Severance Payment Slovakia	Total
	(EUR thousand)
At January 1, 2022	5,895	253	659	40	6,847
Interest cost	55	3	60	—	118
Current service cost	497	31	178	6	712
Benefits paid	(603)	(25)	(114)	(6)	(748)
Actuarial gains and losses	(908)	(49)	68	(1)	(890)
Exchange rate differences	—	—	89	—	89
At December 31, 2022	4,936	213	940	39	6,128

Recognized in the consolidated income statement	551	(16)	238	6	780
Recognized in the other comprehensive income	(908)	—	68	(1)	(841)

At January 1, 2023	4,936	213	940	39	6,128
Acquisition of Perugini S.r.l.	387	—	—	—	387
Interest cost	178	6	83	2	269
Current service cost	353	26	259	9	647
Benefits paid	(422)	(21)	(233)	(15)	(691)
Actuarial gains and losses	245	4	(9)	10	250
Exchange rate differences	—	—	143	—	143
At December 31, 2023	5,677	228	1,183	45	7,133

Recognized in the consolidated income statement	531	36	341	11	919
Recognized in the other comprehensive income	245	—	(9)	10	246

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

The principal assumptions used for determining the obligations under the plan described are as follows:

At December 31, 2023

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	3.17%	2.80%	9.25%	3.17%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	2.00%	—	3.50%	—

At December 31, 2022

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	3.77%	3.10%	9.25%	3.77%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	2.30%	—	3.50%	—

The discount rates used for the measurement of the pension plan obligation (including Italian TFR obligation) are based on yields of high-quality fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. The main variation is due to Italian TFR, whose average duration is approximately 12.8 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement.

A quantitative sensitivity analysis for significant assumptions impacting defined benefits obligation as at December 31, 2023 and December 31, 2022 is reported as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Turnover rate +1,00%	19	31
Turnover rate -1,00%	(21)	(34)
Inflation rate +0,25%	82	72
Inflation rate -0,25%	(80)	(70)
Annual discount rate +0,25%	(111)	(97)
Annual discount rate -0,25%	115	101

The above sensitivity analysis on TFR is based on reasonable changes in key assumptions occurring at the end of the reporting period, keeping all other assumptions constant.

Such analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

Long-term incentive plan

In order to align the interests of management with those of the shareholders, the Group established a medium/ long-term incentive plan linking remuneration and performance. The Board of Directors approved a compensation plan called the “Long-term Incentive plan” for 2020-2023. The four-year plan included a selected number of top management and/ or key people and was based on achieving certain key performance indicators under the Group's long-term industrial plan targets.

On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", in order to allow the entry of new beneficiaries in 2022, previously involved in the compensation plan called "Long Term Incentive 2020-2023". In accordance with specific rules, existing and new beneficiaries relating to the first vesting period coexisted during 2022 under the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027". Through such amendment, beneficiaries of the Long Term Incentive 2020-2023 were offered the possibility of becoming beneficiaries of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" in 2022 by using the rights deriving from the participation in the Long-Term Incentive 2020-2023 in the meantime accrued to them, but providing, that the free of charge transfer of the property of a certain number of Stevanato Group S.p.A. shares should have been done after the end of the First Vesting Period, after having verified the actual achievement of the Performance Objectives (in terms of consolidated revenue and EBITDA) set for such vesting period and the continuation of the employment relationship.

The letters of assignment of shares were issued to beneficiaries on May 12, 2022 and from that date the amendment of the incentive plans produced its accounting effects for those beneficiaries who accepted the incentive plan modification.

The Group’s liability for the Long-term Incentive plan is as follows:

Long Term Incentive Plan 2020-2023
(EUR thousand)
At January 1, 2022	3,653
Interest cost	63
Current service cost	(928)
Actuarial gains and losses *	(2,619)
At December 31, 2022	169
Benefits paid	(169)
At December 31, 2023	—

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

The Stock Grant Plan originally provided for three two-year vesting periods, between January 1, 2021 and December 31, 2022 (First Vesting Period), January 1, 2023 and December 31, 2024 (Second Vesting Period), January 1, 2025 and December 2026 (Third Vesting Period). On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", to allow the entry in 2022 of new beneficiaries, previously involved in "Long Term Incentive 2020- 2023". Through such amendment, (i) the total duration of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" was limited to the First Vesting Period only and (ii) the beneficiaries were divided into two categories: the initial beneficiaries and the new beneficiaries to whom specific rules applied.

At the beginning of the vesting period, a certain number of Stevanato Group ordinary shares – linked with the achievement of specific targets in terms of consolidated revenue and EBITDA within the end of the Vesting Period – was assigned free of charge to the initial beneficiaries. EBITDA is defined as net profit before income taxes, finance income, finance expense, depreciation and amortization. The assigned shares were subject to the prohibition to sell and to the selling commitment in accordance with a one-year lock-up period.

The transfer of ownership of the shares was finalized after each initial beneficiary had signed an agreement which binded the beneficiaries to re-sell to Stevanato Group, fully or partially, the Shares assigned to them in case the targets provided for the vesting period in relation to which the shares were assigned should not have been totally or partially achieved. A similar obligation was provided if, within the end of the vesting period, the employment relationship would have terminated.

In the event of over-performances related to the Key Indicators of Performance, initial beneficiaries were granted, free of charge, an additional number of Stevanato Group shares related to the vesting period in which the targets were exceeded and the additional shares assigned would have been subject to the time-limited prohibition to sell.

On June 3, 2021 a total of n. 236,988 ordinary shares, which were previously held in treasury, were assigned to the initial beneficiaries of the plan, subject to the aforementioned conditions and restrictions.

The fair value measurement of the stock grant plan for the initial beneficiaries consists of the following components:

- a first IAS 19 component linked to the cash settlement of the amount equal to the consideration already determined at which Stevanato Group S.p.A. would have repurchased the shares in the cases provided for by the plan regulation. This component was immediately vested at the time of the assignment of the shares. It generated expenses counterbalanced with the employee benefits liability;

- a second IFRS 2 component related to the benefit associated with the value of the stock. It is valued as stock option with a strike price equal to the value corresponding to the consideration the employees gave up in cash when the stock option was exercised. It generated expenses counterbalanced in a dedicated equity reserve among "other reserves".

On May 12, 2022, Stevanato Group S.p.A. sent, to the new beneficiaries of shares, a letter granting them the right to obtain the transfer free of charge of a certain number of shares if the performance targets, in terms of consolidated revenue and EBITDA provided for the vesting period in relation to which the shares were assigned, would have been achieved. New beneficiaries are individuals who play a strategic role in the Group, including its economic and strategic development, and the above right to transfer shares (subject to certain conditions) aligned their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2022.

The right for each of the new beneficiaries to receive shares was conditional upon the verification by Stevanato Group's Board of Directors of the degree of achievement of each of the performance targets after the end of the first vesting period. On the basis of this assessment the number of shares indicated in the letter of attribution of rights could have been reduced based on the degree of target achievement.

At August 30, 2023 and at September 7, 2023 the ownership of the 668,859 vested shares was formally transferred to the beneficiaries (from the shares held in treasury).

The following table summarizes the IAS 19 components of the obligation expense recognized in the statement of profit or loss and amounts recognized in the statement of financial position:

Stock grant plan 2021-2027
(EUR thousand)
At January 1, 2022	1,353
Current service cost	—
At December 31, 2022	1,353
Reclassified in Equity Reserve for share-based incentive plans	(1,073)
At December 31, 2023	280

Other share-based compensation

At December 31, 2022, the Group recognized a liability for other share-based compensation amounting to EUR 665 thousand. This represented the estimate of the grant date fair value of the award for the purposes of recognizing the services received by employees during the period between service commencement date and grant date. During 2023, this liability was reclassified to a dedicated equity reserve among "other reserves" after finalization of the final grant.

29. Share-based compensation

On December 15, 2022, the Board of Directors approved a Long-Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027.

On January 3, 2023 the beneficiaries involved in the new Restricted Shares Plan 2023-2027 and Performance Shares Plan 2023-2027 received a letter that granted them the right to obtain the transfer free of charge of a certain number of shares if the underlying conditions are met. The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Share Units represent, for the first vesting period (January 2023 - December 2025), 50% of the same beneficiaries grant target pay opportunity, while Performance Share Units represent the other 50% of the beneficiaries grant target pay opportunity. For the second vesting period (January 2024 - December 2026) and the third vesting period (January 2025 - December 2027), the Company will confirm to beneficiaries within the grant letter the specific mix of Performance and Restricted Shares.

The granting of awards under the Restricted Shares Plan, for each vesting period, is subject to and dependent on the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment -3 equal annual installments-, the relationship between the participant and Stevanato Group is still in existence, unless otherwise agreed by the Chief Executive Officer. In particular, the presence period is differentiated in coherence with the vesting schedule and coincides with the period between the grant of rights date and each installment-vesting schedule.

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

II. 50% of the target number of shares will vest if the Group achieves the targets in relation to the ROIC Performance Criterion. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital (average of the beginning and end of each fiscal year).

The performance target level, minimum target, overachievement target and maximum target of each performance criterion, for each vesting period, were communicated to the beneficiaries with the grant letter.

The fair values of the Restricted Share Unit (RSU) and Performance Share Unit (PSU) awards were measured using the share price on the grant date adjusted for expected annual dividend yield of 0.30% as these RSU and PSU awards do not have the right to receive ordinary dividends prior to vesting.

Long Term Incentive Plan 2023 -2027
Granted in 2023
Performance Share Units (PSUs)	EUR 16.44
Restricted Share Units (RSUs) - I Installment	EUR 16.54
Restricted Share Units (RSUs) - II Installment	EUR 16.49
Restricted Share Units (RSUs) - III Installment	EUR 16.44

Changes to the unvested number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

number of shares	Outstanding PSUs	Outstanding RSUs
At January 1, 2023	—	—
Granted (*)	145,670	145,670
Forfeited	(1,390)	(1,390)
At December 31, 2023	144,280	144,280

*Granted under Performance Shares Plan 2023-2027 and Restricted Shares Plan 2023-2027

For the year ended December 31, 2023, the Company recognized EUR 1,433 thousand as share-based compensation expense and an increase to other reserves within equity in relation to the PSU awards and RSU awards. At December 31, 2023, unrecognized compensation expense amounted to EUR 2,125 thousand and is expected to be recognized over the remaining vesting periods through 2025 based on current assumptions.

30. Provisions

The balances as of December 31, 2023 are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2023	1,102	654	2,770	1,026	5,552
Accrued during the period	1,086	28	160	182	1,456
Utilization	(760)	—	(54)	(802)	(1,616)
Releases	—	—	(214)	(26)	(240)
Exchange rate differences	1	(23)	(92)	—	(114)
At December 31, 2023	1,429	659	2,570	380	5,038

Current	1,063	—	—	—	1,063
Non-current	366	659	2,570	380	3,975

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2022	1,061	591	572	1,275	3,499
Accrued during the period	90	27	2,373	82	2,572
Utilization	(49)	—	(114)	(265)	(428)
Releases	—	—	(63)	(68)	(131)
Exchange rate differences	—	36	2	2	40
At December 31, 2022	1,102	654	2,770	1,026	5,552

Current	—	—	—	—	—
Non-current	1,102	654	2,770	1,026	5,552

The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of goods to customers. The warranty provision is estimated on the basis of the Group’s past experience and contractual terms. Related costs are recognized within cost of sales.

The provision for legal proceeding and sundry risks represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceeding and disputes. At December 31, 2023 the Group accrued EUR 1.3 million related to employment and personnel matters in the United States.

At December 31, 2023 provision for legal and sundry risks also include accruals in connection with taxation related to personnel severance amounting to EUR 576 thousand and a provision for workers compensation insurance for overall EUR 677 thousand.
31. Other non-current liabilities

Other non-current liabilities at December 31, 2023 and December 31, 2022 amounted to EUR 48,474 thousand and EUR 18,060 thousand respectively. At December 31, 2023 other non-current liabilities mainly related to (i) an advance payment from the U.S. Biomedical Advanced Research and Development Authority (BARDA) of EUR 36,402 thousand, which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for certain costs at the site of EUR 2,183 thousand. In addition to the above, other non-current liabilities included holiday pay for our Danish companies’ employees following the transition to the new Danish Holiday Act that started in 2019 and deferred income related to the grant of land by the city of Fishers for EUR 7,858 thousand which will be recognized in the income statement on a systematic basis over the useful life of the building erected on the site.

32. Trade payables and other current liabilities

Trade payables and other current liabilities are detailed as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Trade payables	277,815	239,179
Payables to social security institutions	8,341	7,528
Payables to personnel	35,716	37,269
VAT payables	3,057	436
Other tax payables	7,272	3,844
Deferred income and prepayments	13,604	12,471
Allowance for future expected customer returns	6,898	7,129
Other	1,349	822
Total trade payables and other current liabilities	354,052	308,678

The book value of trade payables is approximately equal to their fair value. Trade payables are non-interest bearing and are normally settled on 60 to 90-day term, whereas other payables are non-interest bearing and have an average term of six months.

Other current liabilities include customer returns that reflect the improved estimate of expected liabilities related to future expected returns regarding revenue recognized in the current or in previous years, estimated on the basis of past experience.

In 2018 the Group launched the “Confirming program”, a web-based and pay-per-use Supply Chain Finance solution, that allows Group suppliers to anticipate their receivables. The main benefits for the Group are an improvement of supply chain financial stability and a simplification in payment management cycle. Under such program, the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group's liability is assigned by the supplier to be due to the relationship bank rather than the supplier. The value of the liability payable by the Group remains unchanged. At December 31, 2023 the total amount of accounting payables related to the Confirming program equaled to EUR 20,514 thousand (EUR 20,695 thousand at December 31, 2022). The Group assesses the arrangement against indicators to assess if debts, which vendors have sold to the funder under the supplier financing scheme, continue to meet the definition of trade payables or should be classified as borrowings. At December 31, 2023, the Group determined that the terms of the trade payable are otherwise substantially unchanged and that it is therefore appropriate to continue presenting the relevant amounts within trade payables in the balance sheet.

33. Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Contract Liabilities	22,306	14,847
Advances from customers	62,310	26,568
Total contract liabilities and advances from customers	84,616	41,415

Current	45,198	41,415
Non-current	39,418	—

Contract liabilities relate to ongoing customer-specific construction contracts of the Engineering Segment and of the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions Segment. The Group has contract liabilities of EUR 22,306 thousand and EUR 14,847 thousand as at December 31, 2023 and December 31, 2022 respectively. Contract liabilities gross amounts to EUR 76,853 thousand (EUR 64,293 thousand in 2022), net of advance invoices issued of EUR 99,159 thousand (EUR 79,140 thousand in 2022).

Advances from customers relate to sales whose revenue are recognized at point in time.

34. Leases

The Group has lease contracts for various items of plant, machinery, vehicles and other equipment used in its operations. Leases of plant and machinery generally have lease terms between 3 and 15 years, while vehicles and other equipment generally have lease terms between 3 and 5 years. Property leases generally have lease terms between 2 and 10 years. There are several lease contracts that include extension and termination options. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. Such extension options are in a range of 1 years to 10 years and are mainly included in a number of property leases across the Group. In evaluating the lease term, the Group has considered if the Group has the right to terminate a lease. In such case, the non-cancellable period of the lease includes the period covered by the option to terminate the lease.

The Group also has certain leases of machinery, industrial equipment and vehicles with lease terms of 12 months or less and leases of office equipment with low value (e.g. unit value lower than EUR 5,000). The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Movements in the leased right of use assets in 2023 are shown below:

	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2022	18,966	8,795	346	10,301	38,408
Additions	1,554	—	—	1,371	2,925
Disposals	(610)	—	—	(137)	(747)
Exchange rate differences	608	20	—	16	644
At December 31, 2022	20,518	8,815	346	11,551	41,230
Acquisition of Perugini S.r.l.	—	1,085	—	80	1,165
Additions	3,112	—	—	1,686	4,798
Disposals	(139)	—	—	(63)	(202)
Exchange rate differences	(471)	(12)	—	1	(482)
At December 31, 2023	23,020	9,888	346	13,255	46,509

Depreciation
At January 1, 2022	6,039	3,905	202	5,572	15,718
Depreciation charge for the year	2,658	1,553	72	2,041	6,324
Disposals	(131)	—	—	(87)	(218)
Exchange rate differences	109	3	—	5	117
At December 31, 2022	8,675	5,461	274	7,531	21,941
Acquisition of Perugini S.r.l.	—	356	—	74	430
Depreciation charge for the year	2,873	1,480	48	1,846	6,247
Disposals	(98)	—	—	(60)	(158)
Exchange rate differences	(186)	(6)	—	(8)	(200)
At December 31, 2023	11,264	7,291	322	9,383	28,260

Net book value
At December 31, 2023	11,756	2,597	24	3,872	18,249
At December 31, 2022	11,843	3,354	72	4,020	19,289

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2023	2022
	(EUR thousand)
At January 1	19,982	23,127
Additions	4,589	2,866
Acquisition of Perugini S.r.l.	621	—
Accretion of interest	581	573
Payments	(6,521)	(6,595)
Early terminated contracts	(22)	(527)
Exchange rate difference	(285)	538
At December 31	18,945	19,982

Current	5,841	5,325
Non-current	13,104	14,657

The following are the amounts recognized in profit or loss:

	For the year ended December 31,
	2023	2022	2021
	(EUR thousand)
Depreciation expense of right of use assets	6,247	6,325	6,202
Interest expense on lease liabilities	581	573	585
Expense relating to short-term leases	2,118	1,673	1,252
Expense relating to leases of low-value assets	4,749	3,968	5,180
Total amount recognized in profit or loss	13,695	12,539	13,219

At December 31, 2023 the Group signed (i) a binding offer for a seven-year property lease for a total undiscounted liability amounting to approximately EUR 1,250 thousand and (ii) a three-year property lease agreement for a total undiscounted liability amounting to approximately EUR 457 thousand. Both leases start in 2024.

35. Subsidiaries with non-controlling interest

The Stevanato Group comprises the following subsidiaries with non-controlling interest:

		At December 31,	At December 31,
Name	Country	2023	2022

Ompi of Japan Co., Ltd.	Japan	0%	49%
Medical Glass a.s.	Slovakia	0.26%	0.26%

		At December 31,	At December 31,
		2023	2022
		(EUR thousand)

Proportion of equity interest held by non-controlling interests:
Ompi of Japan Co., Ltd.		—	451
Medical Glass a.s.		(55)	(64)
		(55)	387

Profit allocated to non-controlling interest:
Ompi of Japan Co., Ltd.		(56)	(176)
Medical Glass a.s.		(3)	9
		(59)	(167)

Changes in non-controlling interests are shown in the consolidated statement of changes in equity.

Effective July 31, 2023, Stevanato Group entered into an agreement with Winckler & Co. Ltd, SE Holdings Co. Ltd and Ompi of Japan Co., Ltd., to purchase the remaining minority equity interests in Ompi of Japan Co., Ltd. and to terminate the JV agreement with SE Holdings Co. Ltd. The consideration paid for purchasing the non-controlling interests in Ompi of Japan Co., Ltd. amounted to EUR 250 thousand.

36. Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., the controlling company Stevanato Holding S.r.l. and associates. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company.

Transactions with related parties refer to:

-
for the year ended December 31, 2021 revenue from the sale of drug containment solutions from the associate Swissfillon AG up to the date of the derecognition (October 22, 2021);
-
service fees and rentals paid to Winckler & Co Ltd, the company whose owner held minority interests in the subsidiary Ompi of Japan up to July 31, 2023;
-
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;
-
the purchase of products and rentals paid to Società Agricola Stella S.r.l., fully controlled by SFEM Italia S.r.l. until November 12, 2021 and then 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;
-
for the year ended December 31, 2021 consulting services rended by William Federici, by MJB Consultants LLC and Progenitor Capital Partners LLC, whose beneficial owners are Board members in Stevanato Group;
-
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;
-
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary Stevanato Group Denmark A/S;
-
for the years ended December 31, 2022 and 2021 rentals paid to members of Stevanato family;
-
at December 31, 2022 loans disbursed in 2018 and 2019 by SE Holdings Co. Ltd, the minority shareholder of the subsidiary Ompi of Japan, amounting respectively to JPY 73.5 million and JPY 49.0 million. These loans were fully reimbursed when the minority interest was purchased by Stevanato Group S.p.A. on July 31, 2023;
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
-
consulting services provided by C.T.S. Studio AS, whose beneficial owner is a Board member in the sub-holding Stevanato Group International AS;

-
revenue from the sale of drug containment systems to Incog BioPharma Services, Inc, a U.S. based biopharma services company, in which SFEM Italia S.r.l. holds a controlling stake;
-
on June 29, 2023, Ompi N.A. S. de R.L. de C.V. signed a promissory agreement for the purchase of land in Mexico with SIT Manufacturing N.A. S.A. de C.V. and paid USD 2,247 thousand as a deposit. On January 16, 2024 the purchase of the land was officially concluded with the payment of the remaining USD 1,210 thousand. Franco Stevanato is a Board member in SIT S.p.A., the parent company of SIT Manufacturing N.A. S.A. de C.V.;
-
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime.

The amounts of transactions with related parties recognized in the consolidated income statement and the related assets and liabilities are as follows:

For the year ended and at December 31, 2023

	Revenue	Costs*
	(EUR thousand)

Other related parties
Winckler & Co. Ltd.	—	191
Società Agricola Stella S.r.l.	—	110
SFEM Italia S.r.l.	—	20
E & FKH Ejendomme ApS	—	435
Studio Legale Spinazzi Azzarita Troi	—	311
Fondazione Stevanato	—	240
C.T.S. Studio AS	—	21
Incog BioPharma Services Inc	545	—

* Costs include cost of sales, selling, general administrative costs and other expenses net

	Trade receivables	Trade payables	Other Assets	Other Liabilities
	(EUR thousand)

Parent company:
Stevanato Holding S.r.l.	—	—	4,020	—

Other related parties
Società Agricola Stella S.r.l.	—	102	—	—
Studio Legale Spinazzi Azzarita Troi	—	168	—	—
C.T.S. Studio AS	—	1	—	—
SIT Manufacturing	—	—	2,034	—
Incog BioPharma Services Inc	636	—	—	1,210

Loan from/to related parties

For the year ended and at December 31, 2023

	Interest received	Interest paid	Financial assets or liabilities
	(EUR thousand)

Other related parties
SE Holdings Co.Ltd.	—	3	—

For the year ended and at December 31, 2022

	Revenue	Costs*
	(EUR thousand)

Other related parties
Winckler & Co. Ltd.	—	313
Società Agricola Stella S.r.l.	—	90
SFEM Italia S.r.l.	—	19
E & FKH Ejendomme ApS	—	419
Piovesan Barbara	—	30
Studio Legale Spinazzi Azzarita Troi	—	384
Fondazione Stevanato	—	305
C.T.S. Studio AS	—	23
Incog BioPharma Services Inc	509	—

	Trade receivables	Trade payables	Other Assets	Other Liabilities
	(EUR thousand)
Other related parties
Winckler & Co. Ltd.	—	28	—	—
Società Agricola Stella S.r.l.	—	48	—	—
SFEM Italia S.r.l.	—	2	—	—
Studio Legale Spinazzi Azzarita Troi	—	70	—	—
C.T.S. Studio AS	—	2	—	—
Incog BioPharma Services Inc	451	—	—	—

* Costs include cost of sales, selling, general administrative costs and other expenses net

Loan from/to related parties

For the year ended and at December 31, 2022

	Interest received	Interest paid	Financial assets or liabilities
	(EUR thousand)

Other related parties
SE Holdings Co.Ltd.	—	5	(871)

Key management personnel of the Group
Directors and Key Managers	2	—	—

For the year ended December 31, 2021

	Revenue	Costs*
	(EUR thousand)

Parent company
Stevanato Holding S.r.l.	4,475	—

Associate companies
Swissfillon AG	565	—

Other related parties
Winckler & Co. Ltd.	—	352
Società Agricola Stella S.r.l.	—	99
SFEM Italia S.r.l.	—	19
MJB Consultants LLC	—	57
Progenitor Capital Partners LLC	—	67
E & FKH Ejendomme ApS	—	410
Piovesan Barbara	—	30
Studio Legale Spinazzi Azzarita Troi	—	578
Federici William	—	69
Fondazione Stevanato	—	180
C.T.S. Studio AS	—	20
Incog BioPharma Services Inc	671	—

* Costs include cost of sales, selling, general administrative costs and other expenses net

Loan from/to related parties

For the year ended December 31, 2021

	Interest received	Interest paid
	(EUR thousand)

Associate companies
Swissfillon AG	10	—

Other related parties
SE Holdings Co.Ltd.	—	5

Key management personnel of the Group
Directors and Key Managers	22	—

Emoluments to Directors and Key Management

The fees of the Directors of Stevanato Group S.p.A. are as follows:

For the year ended December 31, 2023

	Fixed remuneration		Pension	Share based	Total
	Annual	Fringe	expense (2)	compensation (3)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	2,242	12	70	438	2,762

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to "Trattamento Fine Mandato" accrued in the year

(3) Shares granted to board members

For the year ended December 31, 2022

	Fixed remuneration		Pension	Share based	Total
	Annual	Fringe	expense (2)	compensation (3)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	2,353	12	62	379	2,806

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to "Trattamento Fine Mandato" accrued in the year

(3) Shares granted to board members

For the year ended December 31, 2021

	Fixed remuneration		Pension	Long Term	Share based	Total
	Annual	Fringe	expense(2)	Benefits(3)	compensation (4)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	2,196	14	50	(2,966)	350	(356)

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to "Trattamento Fine Mandato" accrued in the year

(3) Long term benefits related to cash settled awards early terminated in 2021

(4) Shares granted to board members

The aggregate compensation for members of the Senior Management Team (excluding the Chairman and including the CEO) is as follows:

For the year ended December 31, 2023

	Fixed remuneration		Variable	Pension	Share based	Total
	Annual	Fringe	remuneration(2)	expense (3)	compensation(4)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,777	28	94	94	845	2,838

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued in the year

(4) Shares granted under stock grant plan 2023-2027 and other share-based incentive plans

For the year ended December 31, 2022

	Fixed remuneration		Variable	Pension	Share based	Total
	Annual	Fringe	remuneration(2)	expense(3)	compensation(5)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,619	26	1,198	87	5,423	8,353

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

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued in the year

(4) Shares granted under stock grant plan 2021-2027 and other share-based incentive plans

For the year ended December 31, 2021

	Fixed remuneration		Variable	Pension	Long Term	Share based	Total
	Annual	Fringe	remuneration(2)	expense(3)	Benefits(4)	compensation(5)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,210	21	1,014	85	(6,007)	1,536	(2,141)

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO and LTI

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued in the year

(4) Long term benefits related to cash settled awards early terminated in 2021

(5) Share-based compensation awarded under stock grant plan 2021-2027

37. Commitments and contingencies

Commitments, guarantees and contingent liabilities can be described as follows:

	At December 31,	At December 31,
	2023	2022
	(EUR thousand)
Guarantees	128,083	112,381
of which secured	4,696	4,707
Total Guarantees	128,083	112,381

At December 31, 2023 the main commitments and risks assumed by the Stevanato Group are as follows:

-
Suretyship issued in favor of Nordea Bank for EUR 26,835 thousand (EUR 26,895 thousand in 2022) on behalf of Stevanato Group Denmark A/S;
-
Letter of comfort in favor of Unicredit AG for EUR 15,000 thousand (EUR 15,000 thousand in 2022) on behalf of the company Balda Medical Gmbh.

Secured guarantees for EUR 4,696 thousand (EUR 4,707 thousand in 2022) concern the floating charge on Stevanato Group Denmark A/S against short-term credit lines.

The guarantees provided by credit institutions and insurance companies on behalf of Group companies in favor of third parties amount to EUR 58,166 thousand (EUR 51,968 thousand in 2022) and mainly comprise advance payment and performance bonds issued in favor of clients in the Engineering segment and of Balda Medical GmbH.

Other residual guarantees with individual low value amounts, are in aggregate EUR 23,386 and are mainly related to mandatory bonds for VAT reimbursement issued by Stevanato Group, on behalf of Italian subsidiaries, in favor of Italian Tax Authority.

From time to time, in the ordinary course of business, the Group enters into various arrangements with key third party suppliers. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods with fixed and determinable price provisions. At December 31, 2023, the Group is in compliance with the contract obligations.

38. Qualitative and quantitative information of financial risks

The Group is exposed to the following financial risks connected with its operations:

-
financial market risk, mainly relating to foreign currency exchange rates and to interest rates;
-
liquidity risk, mainly relating to difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset; with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
-
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
-
commodity risk, arising from the fluctuation in commodities price, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities price market, can cause significant business challenges that can affect production costs, product pricing, company margins and cash flows, value of assets and liabilities and, ultimately, the company value.

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

Financial market risks

Due to the nature of the Group’s business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity risk.

The Group’s exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of productions and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries in which the Group operates.

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

The Group has in place various risk management policies, which primarily relate to foreign exchange, interest rate, commodity price and liquidity risks.

In particular, to manage foreign exchange rate risk, the Group has adopted a hedging policy, approved by the Board of Directors of Stevanato Group S.p.A.. Hedging activities are mainly executed at central level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, taking account also of budgeted future revenue/ costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on Group results.

Information on foreign currency exchange rate risk

The Group is exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect its earnings and equity. In particular:

-
Where a Group company incurs costs in a currency different from that of its revenue, any change in foreign currency exchange rates can affect the operating results of that company.

-
The main foreign currency to which the Group is exposed is U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against Euro, Mexican Pesos and Renminbi. Other exposures included the exchange rate between the Euro and the following currencies: Japanese Yen, Swiss Franc and Danish Krone. It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
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
-
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

The Group monitors its main exposures with regard to translation exchange risk, whereby fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, although there was no specific hedging in this respect at the reporting date.

Exchange differences arising on the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expense) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expense) for the year ended December 31, 2023, except for those arising on financial instruments measured at fair value, amounted to a net loss of EUR 9,921 thousand (EUR 859 thousand net gain in 2022).

There have been no substantial changes in 2023 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The Group actively hedges against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are only partially designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally from three to twelve months.

The Group is holding the following contracts:

At December 31, 2023

		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
	(EUR thousand)
Notional amount (2)	Forward	9,467	—	—	9,467	443	Other current financial assets
Average forward rate (EUR/USD)		1.047

Notional amount (1)	Collar options	12,247	—	—	12,247	204	Other current financial assets
Average forward rate (USD/MXN)		17.880

Notional amount (2)	Forward	36,631	6,807	—	43,438	613	Other current financial assets
Average forward rate (EUR/USD)		1.082	1.090

Total					65,152	1,260
(1) Derivatives not designated as hedging instruments
(2) Derivatives designated as hedging instruments

At December 31, 2022

		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
	(EUR thousand)
Notional amount (1)	Forward	40,000		10,000	50,000	1,658	Other current financial assets
Average forward rate (EUR/USD)		1.031		1.084	—
Notional amount (2)	Forward		15,000	25,000	40,000	849	Other current financial assets
Average forward rate (EUR/USD)			1.060	1.064	—
Total					90,000	2,507
(1) Derivatives not designated as hedging instruments
(2) Derivatives designated as hedging instruments

Set out below is the impact of hedging on equity:

	Cash Flow Hedge Reserve	Cost of Hedging Reserve
	(EUR thousand)
At January 1, 2022	—	—
Foreign exchange forward	(1,084)	235
Tax effect	260	(56)
At 31 December, 2022	(824)	179
Foreign exchange forward	550	(126)
Tax effect	(111)	30
At 31 December, 2023	(385)	83

The following table presents an analysis of sensitivity to a change in exchange rates for the currencies the Group is majorly exposed to. Such analysis does not consider the impact of forward currency contracts or collar options. With all other variables held constant, the Group’s marginality is affected as follows:

At December 31, 2023

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(EUR thousand)
Euro	1%	(1)%	(1,506)	1,537
US dollar	3%	(3)%	(4,431)	4,705
	5%	(5)%	(7,244)	8,007

Euro	1%	(1)%	216	(221)
Mexican Pesos	3%	(3)%	636	(676)
	5%	(5)%	1,041	(1,150)

Euro	1%	(1)%	(132)	135
China Renmimbi	3%	(3)%	(388)	412
	5%	(5)%	(634)	701

At December 31, 2022

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(EUR thousand)
Euro	1%	(1)%	(1,729)	1,764
US dollar	3%	(3)%	(5,087)	5,401
	5%	(5)%	(8,316)	9,192

Euro	1%	(1)%	187	(191)
Mexican Pesos	3%	(3)%	551	(585)
	5%	(5)%	900	(995)

Euro	1%	(1)%	(93)	95
China Renmimbi	3%	(3)%	(274)	291
	5%	(5)%	(448)	495

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at corporate level and utilizing similar structures as those employed for the management of currency risks. The Group has hedges in place against interest rate risk, covering EUR 151.9 million out of a total of EUR 242.3 million variable rate loans.

The Group’s most significant floating rate financial assets at December 31, 2023 are cash and cash equivalents.

The financial liabilities composition and the impact of the hedging instrument on the statement of financial position at December 31, 2023 and December 31, 2022 are as follows:

At December 31, 2023

	Fix Through derivatives	FIX	Floating	Total nominal amount	Effect amortized cost	Total	MtM IRS Derivates	Line item in the statement of financial position
	(EUR thousand)
Bank loans	151,927	1,805	90,404	244,136	(240)	243,896	2,461	Non-current financial assets/ Current financial assets/ Current financial liabilities/ Non-current financial liabilities
Bank overdrafts	—	—	84,005	84,005	—	84,005	—	Current financial liabilities
Financial payables for share acquisition	—	175	—	175	—	175	—	Current financial liabilities
Notes	—	50,000	—	50,000	(257)	49,743	—	Non-current financial liabilities
Total	151,927	51,980	174,409	378,316	(496)	377,820	2,461

Percentage of Total	40%	14%	46%

At December 31, 2022

	Fix Through derivatives	FIX	Floating	Total nominal amount	Effect amortized cost	Total	MtM IRS Derivates	Line item in the statement of financial position
	(EUR thousand)
Bank loans	131,946	2,467	404	134,817	(230)	134,587	5,983	Non-current financial assets/ Current financial assets/ Current financial liabilities/ Non-current financial liabilities
Bank overdrafts	—	13,244	—	13,244	—	13,244	—	Other financial liabilities
Financial payables for share acquisition	—	—	—	—	—	—	—	Current financial liabilities
Financial liabilities due to related parties	—	871	—	871	—	871	—	Current financial liabilities
Financial liabilities due to other lenders	—	—	796	796	—	796	—	Current financial liabilities/ Non-current financial liabilities
Notes	—	50,000	—	50,000	(319)	49,681	—	Non-current financial liabilities
Total	131,946	66,582	1,200	199,728	(549)	199,179	5,983

Percentage of Total	66%	33%	1%

The Group is holding the following hedging contracts (Interest Rate Swaps):

Line item in the statement of financial position	Contract notional	Currency	Carrying amount at December 31, 2023	Carrying amount at December 31, 2022
	(EUR thousand)
Non-current financial assets	235,000	EUR	577	2,795
Current financial assets	235,000	EUR	2,373	3,187
Non-current financial liabilities	70,000	EUR	(488)	—

The risk arising from net investment in foreign subsidiaries is monitored; no active hedging is currently being performed. With regard to commodity risk, the Group enters into fixed-price contracts for certain utilities.

Set out below is the impact of hedging on equity:

Cash Flow Hedge Reserve
(EUR thousand)
At January 1, 2022	1,277
Interest Rate Swap	(7,663)
Tax effect	1,839
At December 31, 2022	(4,547)
Interest Rate Swap	3,522
Tax effect	(845)
At December 31, 2023	(1,870)

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

At December 31, 2023

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(EUR thousand)
	+20 BP	-20 BP	(92)	92
	+50 BP	-50 BP	(230)	230
	+100 BP	-100 BP	(461)	461

At December 31, 2022

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
(EUR thousand)
	+20 BP	-20 BP	—	—
	+50 BP	-50 BP	—	—
	+100 BP	-100 BP	—	—

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

From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group’s liquidity. The Group undertakes medium/long term loans to fund medium/long term operations. The Group undertakes a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

-
centralizing liquidity management
-
centralizing cash through cash pooling techniques
-
maintaining a conservative level of available liquidity
-
diversifying sources of funding of medium and long-term financing
-
obtaining adequate credit lines
-
monitoring future liquidity requirements on the basis of budget forecast and cash flow planning
-
monitoring covenants on indebtedness

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, at normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

The Group believes that its total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines), and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility for at least the next 12 months. However, there can be no assurance that the Group will be able to obtain additional capital, or at acceptable costs.

The following table summarizes the due dates of the Group’s financial and other liabilities at December 31, 2023 and 2022 on the basis of contractual payments of principal portion which have not been discounted:

At December 31, 2023
	Due within one year	Due between one and five years	Due beyond five years	Total
	(EUR thousand)
Bank overdrafts and short-term loan facilities	84,005	—	—	84,005
Borrowings from banks (*)	51,664	192,472	—	244,136
Notes (*)	—	50,000	—	50,000
Lease liabilities (**)	6,370	9,781	4,975	21,125
Other financial liabilities	175	—	—	175
Trade payables	277,815	—	—	277,815
Tax payables	30,798	—	—	30,798
Other liabilities (***)	63,395	1,743	—	65,138
Employee benefits	120	160	7,133	7,413
Total liabilities	514,343	254,156	12,107	780,606

(*) The corresponding balance reported in the consolidated financial statement position is EUR 243,896 thousand and EUR 49,743 thousand respectively and refers to adoption of amortized cost.

(**) The corresponding balance in the consolidated financial statement position is EUR 18,945 thousand and refers to adoption of IFRS 16.

(***) Other liabilities are mainly related to payables to personnel and social security institutions.

At December 31, 2022
	Due within one year	Due between one and five years	Due beyond five years	Total
	(EUR thousand)
Bank overdrafts and short-term loan facilities	13,244	—	—	13,244
Borrowings from banks (*)	50,680	84,136	—	134,816
Notes (*)	—	25,000	25,000	50,000
Lease liabilities (**)	5,785	10,362	6,211	22,358
Other financial liabilities	1,666	—	—	1,666
Trade payables	239,180	—	—	239,180
Tax payables	41,655	—	—	41,655
Other liabilities (***)	69,499	18,060	—	87,559
Employee benefits	2,187	—	6,127	8,314
Total liabilities	423,896	137,558	37,338	598,792

(*) The corresponding balance reported in the consolidated financial statement position is EUR 134,587 thousand and EUR 49,681 thousand respectively and refers to adoption of amortized cost.

(**) The corresponding balance in the consolidated financial statement position is EUR 19,982 thousand and refers to adoption of IFRS 16.

(***) Other liabilities are mainly related to payables to personnel and social security institutions.

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

Where customers fail to meet payment deadlines, the Group’s financial position may deteriorate. In addition, socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may assume significance also in relation to this aspect. The trade receivable risk is however mitigated by consolidated commercial relations with high-standing pharmaceutical and biologics companies and Group guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers.

Trade receivables at December 31, 2023, amounting overall to EUR 308,425 thousand (EUR 218,695 thousand in 2022), include receivables not overdue of EUR 246,911 thousand and overdue receivables of EUR 61,514 thousand, of which EUR 44,753 thousand within 90 days, EUR 7,856 thousand between 90 and 180 days, EUR 6,281 thousand between 181 and 365 days and EUR 2,624 thousand beyond 365 days. As of December 31, 2023 the Group has accrued an allowance for doubtful accounts amounting to EUR 6,656 thousand (EUR 5,961 thousand in 2022).

Commodity risk

With regard to commodity risk, the Group entered into floating market-price contracts for certain utilities. The Group consumes large amounts of natural gas and electricity for its operating activities. The increased volatility in natural gas and electricity prices over the past 12 months has led to the decision to enter into commodity swap contracts.

These contracts, which commenced in February 2023, are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity. Hedging the price volatility of forecasted natural gas and electricity consumption is in accordance with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

At December 31, 2023, the Group held the following contracts:

Commodity	Contract notional (volume)	Unit	Carrying amount at December 31, 2023	Line item in the statement of financial position
			(EUR thousand)
Gas	33,480	MWh	—	Current financial liabilities
Energy	10,132	MWh	(20)	Current financial liabilities
Total	43,612		(20)

39. Events after the reporting period

On January 18, 2024, and on March 5, 2024, Stevanato Group entered into two unsecured term loan agreements totaling EUR 80.0 million to support the expansion of production capacity. The first loan agreement was financed by BPER Banca for EUR 30.0 million and the second loan for EUR 50.0 million was financed by Banca Intesa Sanpaolo. Both financings have a five-year tenor, with two years of interest-only payments and three years of amortizing period.