Form 20-F
period 2024-12-31
Stevanato Group S.p.A.
filed 2025-03-06
CIK 1849853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Franco Stevanato

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

As of the date of this annual report on Form 20-F, there were 302,842,536 of the Registrant’s shares outstanding.

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

Financial Statements

We present in this annual report the audited consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022. These financial statements were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS). The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

All references herein to “our financial statements” or “our consolidated financial statements”, are the Consolidated Financial Statements included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended on December 31 of that calendar year.

As of the date of this annual report, our authorized share capital is €22,231,562.00 divided into 302,842,536 shares without par value, including 49,604,649 ordinary shares and 253,237,887 Class A shares, of which 29,943,911 shares are held in treasury. On March 4, 2021, the shareholders’ meeting approved a share split following which the then existing 20,002 shares have been split into a total of 100,010,000 ordinary shares with no par value, without changing the amount of the share capital. On July 1, 2021 the shareholders’ meeting approved a further share split following which all the existing 100,010,000 shares have been split into a total of 272,427,240 shares in the ratio of 2.724 new shares post-split for each share outstanding prior to the share split. In connection with the split that occurred on July 1, 2021, all of the ordinary shares held by Stevanato Holding S.r.l. and the ordinary shares held in treasury were converted into Class A shares.

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

On October 4, 2023, pursuant to an extraordinary shareholders’ meeting, the board of directors, pursuant to Article 2443 of the Italian Civil Code, was delegated the authority to increase the share capital in cash, on one or more occasions, also on a divisible basis pursuant to Article 2439 of the Italian Civil Code, within the term of October 4, 2028, for a maximum amount of €350,000,000.00, including any share premium, by issuing ordinary shares, with no par value, carrying full dividend rights, in one or more tranches, to be offered by excluding the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s Shares currently outstanding). On March

26, 2024, we completed an upsized underwritten follow-on public offering at completion of which 14,605,000 of our ordinary shares (including 1,905,000 shares purchased by the underwriters in full exercise of their option to purchase additional shares) were offered at a public offering price of USD 26.00 per ordinary share.

On June 10, August 9, August 16, and September 6, 2024, a total of 129,182 Class A shares held in treasury were converted into ordinary shares and granted to directors and employees of the Group as compensation in kind or as benefit, bonus or other premium or incentive (also in execution of the Restricted Stock Grant Plan Stevanato Group S.p.A. 2023-2027). As a result of such conversion, as of December 31, 2024, our share capital (divided into a total of 302,842,536 shares) included 49,604,649 ordinary shares and 253,237,887 Class A shares.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this annual report relating to the industry in which we operate through internal research, public information and publications on the industry prepared by official public sources.

There are a number of studies that address either specific market segments, or regional markets, within our industry.

In particular, certain industry specific data connected to market sizing and forecasts have been derived and extrapolated from the Market Intelligence Support analysis provided by IQVIA Ltd. and its affiliated companies (IQVIA) as well as the Company’s own analysis and best estimates, which are in turn based on our own market observations. However, given the rapid changes in our industry and the markets in which we operate, no industry research that is generally available covers all of the trends we view as key to understanding our industry and our position as providers of drug containment, drug delivery and diagnostic solutions, and specialized manufacturing lines for the pharmaceutical, biotechnology and life sciences industries.

This annual report makes reference to markets and market trends which were obtained from the above-mentioned source. The Company believes it has accurately reproduced such information and, as far as it is aware and able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information materially inaccurate or misleading.

Nevertheless, due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry. However, we believe that the market and industry data we present in this annual report provide accurate estimates of the market and our market position. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this annual report. We have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable. In addition, the data and estimates that we compile internally have not been verified by an independent source. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions. These forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Operating and Financial Review and Prospects” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect”, “envisage”, "sustain", and similar expressions identify forward-looking statements. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

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
o
we are obligated to maintain effective internal control over financial reporting. Our internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares; and
o
any other risk we mention in the section “Risk Factors.”

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

•
We must develop and acquire new products and services and enhance existing products and services, adapt to significant technological and innovative changes and respond to introductions of new products by competitors in order to remain competitive.
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
•
The loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives to reduce excess product inventory, or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance, and it may be difficult to predict the duration of any such losses or reductions.
•
Our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows.
•
Governmental policies relating to China and geopolitical tensions between China and other countries, including the U.S., could have a material effect on our liquidity, financial condition, results of operations and cash flows. If relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected.
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
•
As a consequence of the COVID-19 pandemic, global sales of vials to and for vaccination programs has fluctuated. The demand for products specifically used for the distribution of COVID-19 may continue to shrink based on patient demand, from levels experienced during and following the COVID-19 pandemic.

Risks Relating to our Intellectual Property

•
Our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.
•
If we are unable to obtain and maintain patent or other appropriate protection for our technology, products and potential products, or if the scope of such protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.
•
We depend in part on proprietary technology licensed or accessed from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products.
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
•
As a foreign private issuer, we are exempt from a number of rules under the Exchange Act, we are permitted to file less information with the SEC than domestic companies, and we are permitted to follow home country (i.e., Italy) practice in lieu of the listing requirements of NYSE, subject to certain exceptions. Accordingly, there may be less publicly available information concerning us compared with issuers that are U.S. domestic issuers.
•
We are obligated to maintain effective internal control over financial reporting. Our internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

•
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
•
The obligations associated with being a public company require significant resources and management attention.
•
Investors may experience future dilution as a result of future equity offerings.
•
We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding shares or prevent us from growing our business.
•
If we fail to comply with requirements relating to being a public company in the United States when obligated to do so, our business could be harmed and the price of our ordinary shares could decline.

Risk Factors

Risks Relating to our Business and Industry

Our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation.

Most of our products are highly complex and must adhere to very high quality and production standards due to their use for containment and injection of biologic drugs and vaccines. Providing high-quality products that deliver specificity, sensitivity and consistency, together with extensive product validation data is a fundamental driver of customer loyalty and our reputation with life sciences researchers. Our operating results depend on our ability to execute and, when necessary, improve our global quality control systems, including our ability to effectively train and maintain our employees with respect to quality control. A failure of our global quality control systems could result in problems with facility operations or preparation or provision of defective or non-compliant products which could ultimately cause harm to the final user. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with critical materials and components, failure by one or more of our suppliers to meet our quality requirements, or environmental factors and damage to, or loss of, manufacturing operations. Such problems could affect production of a particular batch or series of batches of products, requiring the destruction of such products or a halt of facility production altogether. Although we currently hold appropriate insurance policies covering certain potential liabilities for defective products and product recalls in amounts we believe to be adequate for our business, our coverage may not be adequate to insure against all product liability claims that may arise which may be particularly high in case of failure of our products to meet the appropriate quality standards which may cause product recalls or damages to our customers or ultimate users. Accordingly, product defect claims or product recalls may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on our customers’ confidence that we can provide reliable, consistently high-quality products, which also requires us to provide validated data to support our customers’ use of our products. We believe that customers are likely to be sensitive to our products failing to meet the specifications shown on our data sheets. Our reputation and the public perception of our products and technologies may be impaired if our products fail to perform as expected or fail to meet applicable quality criteria, specifications or performance standards. If our products experience, or are perceived to experience, a material defect or error, this could result in loss or delay of sales, damaged reputation, diversion of development resources and increased insurance or warranty costs, any of which could harm our business. These risks may be amplified by our new product lines as we implement appropriate quality control criteria. We are reliant, to an extent, on customer feedback on the quality of our products, and it may take additional time for new products to meet the desired quality standards. Any defects or errors could also result in our inability to timely deliver products to our customers, which could cause disruptions to our customers’ ability to obtain results, narrowing the scope of the use of our products and ultimately hindering our or their success in relevant markets. Even after any underlying concerns or problems are resolved, any lingering concerns regarding our technology, product defects or performance standards could continue to result in lost sales, delayed market acceptance and damaged reputation, among other things. If problems in preparation or manufacture of a product, failure to meet required quality standards for that product or other product defects are not discovered before such product is released to our customers, we may be subject to adverse legal or regulatory actions, including halting of manufacturing and distribution, restrictions on our operations, civil sanctions (including monetary sanctions), and criminal actions. In addition, such problems or failures subject us to other litigation claims, including claims from our customers for reimbursement of the cost of lost or damaged materials. Our customers also require specific and adequate information regarding our products and their uses, and any inaccuracies in this information could lead to products being sold for the wrong uses and may result in our having to refund or replace the products in question. Any of the above problems may adversely affect our reputation, business, financial condition and results of operations.

We must develop and acquire new products and services and enhance existing products and services, adapt to significant technological and innovative changes and respond to introductions of new products by competitors in order to remain competitive.

We sell our product and service offerings in industries that are characterized by significant technological changes, frequent new product and technology introductions and enhancements and evolving regulatory requirements and industry standards. As a result, our customers’ needs continue to evolve and our products and services may be superseded by new technologies (for instance, if certain drugs are no longer administered through injection) or their demand may decline. For instance, as our sales and profitability are largely dependent on the sale of products delivered by injection, if our customers reconfigure their drug product or develop new drug products requiring less frequent dosing, our sales and profitability may suffer. Likewise, if we do not appropriately innovate and invest in new products, services and technologies, and be open to broadening the scope of our offerings, our product and service offerings may become less desirable in the markets we serve. Although changing providers can be a lengthy process for our customers, they could move to new technologies offered by our competitors, especially if such competitors are able to react more directly and effectively to a customer’s specific demand. Though we believe customers in our markets have displayed a significant amount of loyalty to a particular product, we also believe that because of the initial time investment required by many of our customers to reach a purchasing decision for a new product, it may be difficult to regain a customer once that customer purchases a product from a competitor.

Moreover, there is a risk that significant amounts of time and resources that we invest in research, development and identification of new products or services may not result in the expected positive results for our business. Failure to successfully and/or timely develop our pipeline of products is typically the result of the inherent uncertainty of science, suboptimal execution, or both. If we invest our resources into a new product, service or product enhancements that fail to meet our high-quality standards and market expectations or do not perform as intended, this could adversely affect our business. Our current customers may decide not to purchase these new products, services or product enhancements and / or purchase a product from a competitor or cease doing business with us altogether. It can take significant time to identify an unmet customer need and develop a product or service to meet that need, and to the extent we fail to obtain desired levels of market acceptance, our business, financial condition or results of operations could be adversely affected.

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

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders or long-term contractual agreements, with regards to our Biopharmaceutical and Diagnostic Solution segment, and (ii) certain one-off agreements, with regards to our Engineering segment, where we typically recognize direct revenue over the life of the contract based on our performance of services under the contract. Contracts may be terminated or delayed by our customers or regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event a customer terminates a contract, we are generally entitled to be paid for services rendered through the termination date and for services provided in winding down the project. However, we are generally not entitled to receive the full amount of direct revenue reflected in our backlog in the event of a contract termination. The duration of the projects in our backlog, and the related revenue recognition, generally ranges from several months to many years. For orders that are placed inside a contractual firm period, we generally have a contractual right to payment in the event of cancellation. Fluctuations in our reported backlog levels also result from the timing and order pattern of our customers who often seek to manage their level of inventory on hand. Because of customer ordering patterns, our backlog reported for certain periods may fluctuate and may not be indicative of future results. A number of factors may affect backlog and the direct revenue generated from our backlog, including (i) the size, complexity and duration of projects, and (ii) the cancellation or delay of projects.

Our backlog at December 31, 2024 was approximately €853 million compared to €945 million at December 31, 2023. Although a change in backlog will generally result in a change in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), a change in backlog at a particular point in time does not necessarily correspond to a change in direct revenues during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the production and timing expected by our customers, the timing of the commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the project. In addition, the uncompleted portion of delayed projects remain in backlog until they are canceled or completed. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

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

Our success largely depends on the skills, experience and continued efforts of our management, including our Chief Executive Officer and our senior leadership, as well as of our research and development and highly skilled employees. The replacement of certain members of our global leadership team would likely involve the expenditure of significant time and financial resources, and the loss of any such individual may significantly delay or prevent the achievement of our business objectives. Likewise, the members of our research and development team and our highly skilled employees, whom our customers and competitors often seek to engage, may be difficult to replace in light of their sophisticated skills and experience and a shortage of such employees or wage inflation could disrupt our operations. As we continue to grow, our success also depends on our ability to attract, motivate and retain highly qualified individuals who will also fit within our culture. Competition for senior management and other personnel in our industry is intense, and the pool of suitable candidates is limited. If qualified personnel become scarce or difficult to attract or retain in our industry for compensation-related or other reasons, we could experience higher labor, recruiting or training costs. Further, new hires may require significant training and time before they achieve full productivity and may not become as productive as we expect. The failure to attract, retain and properly motivate members of our senior management team and other employees, to find suitable replacements for them in the event of death, illness or their desire to pursue other professional opportunities, or to maintain our corporate culture as we continue to grow, could have a negative effect on our operating results.

Our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers.

Our results of operations have been, and will continue to be, dependent in part on our ability to obtain favorable terms from our suppliers and service providers, including logistics service providers. These terms may change from time to time, and such changes could adversely affect our gross margins over time. In addition, our cash flows could be adversely impacted by the acceleration of payment terms for our suppliers and/or the imposition of more restrictive credit terms and other contractual requirements. Further, if for any reason we enter into a contract with a supplier on unfavorable terms, it may harm our ability to negotiate our future contracts with that supplier or with other suppliers.

The loss of one or more of our key suppliers including as a result of consolidation, a material reduction in their supply of products or provision of services to us, extended disruptions or interruptions in their operations or material changes in the terms we obtain from them, could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supplies and our ability to contain production costs.

Our operations depend upon our ability to obtain high-quality materials and energy supplies at reasonable prices, therefore maintaining low production costs. Our ability to maintain an adequate supply of such materials and energy could be impacted by the availability and price of those materials and energy, the failure to maintain relationships with suppliers and any of such materials being proven to be toxic or otherwise inadequate to be used for the intended purpose. While we may seek to minimize the impact of price increases and potential shortages by, among other things, entering into long-term supply agreements, maintaining commercial relationships with multiple suppliers when possible, increasing our own prices and implementing cost-saving measures, our result of operations and cash flows could be adversely affected in the event these measures are insufficient to cover our costs. With respect to energy supplies, the ongoing conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus have caused significant fluctuations in gas and energy prices, and may further negatively impact our ability to source gas at commercially reasonable terms, or at all. Moreover, while we aim to maintain a large network of product suppliers, we are unable to predict any interruption or disruption in service from our key suppliers. In particular, for some of the materials we use in our production cycles we have a limited number of (or a single-source) suppliers worldwide, and selecting new suppliers would be a lengthy and time consuming process. Any interruption or disruption in service from particular suppliers of materials could lead to interruptions or stoppages in such deliveries which could, in turn, adversely affect our operations until arrangements with alternative suppliers are put into place. If this occurs, we could expend substantial resources and time in re-establishing relationships with third-party suppliers that meet the appropriate quality, cost and regulatory requirements needed for commercially viable manufacturing of our products. If we are unable to obtain the materials we need at reasonable prices or at all, we may not be able to produce certain of our products at a marketable price or at all. If our supply of materials and components is adversely affected, including as a result of the conflict between Russia and Ukraine and the conflicts in the Middle East, we could damage our relationship with current and prospective customers and our operating results and financial condition could be adversely affected.

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

Manufacturing, distribution, service and logistics problems can and do arise, particularly in light of geopolitical conflicts, and any such problems could have a significant impact on our business, financial condition and results of operations. Accordingly, any significant disruptions to the operations of our manufacturing or distribution centers or logistics providers for any reason, including employment or labor relations issues, power interruptions, severe weather, fire or other circumstances beyond our control could cause our cost of sales and operating expenses to increase without coverage or compensation or seriously harm our ability to fulfill our customers’ orders or deliver products on a timely basis, or both. Likewise, our ability to meet our customers’ needs and expectations may be frustrated by delays, issues or interruptions in ramping up new production lines or plants. We must also maintain sufficient production capacity in order to meet anticipated customer demand, which carries fixed costs that we may not be able to offset if orders slow, which would adversely affect our operating margins. If we are unable to manufacture our products consistently, in sufficient quantities and on a timely basis, our revenue, gross margins and our other operating results will be materially and adversely affected. Prompt shipment of our products is also very important to our business. If we experience significant delays in our manufacturing, shipping or logistics processes, this could cause disruption to our customers and damage our current and future customer relationships and may adversely affect our business. Such delays may also adversely impact our new product development. For example, if we were to lose one of our sites where new product development is undertaken, we may not be able to transfer or replicate that product development at another site, with the result of lost time and financial costs of developing the new product. We may also use high-risk chemicals in the manufacture of certain of our products, which are subject to handling risks, and any disruption in our ability to source or appropriately store these chemicals could adversely affect our manufacturing operations.

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

The U.S. Trump administration recently announced tariffs on products manufactured in several jurisdictions, including China, Mexico and Canada, and has made announcements regarding the potential imposition of tariffs on other jurisdictions. While certain of the announced tariffs have been delayed, the U.S. Trump administration may in the future pause, reimpose or increase tariffs, and countries subject to such tariffs, or other potentially impacted countries, have and in the future may impose reciprocal tariffs or other restrictive trade measures in response. Any of these actions could increase uncertainties and associated risks relating to the Company's global operations.

Moreover, transactions that we have structured in light of current tax rules could have material and adverse consequences for us if tax rules change. Tax audits, changes in tax laws, their application and interpretation or imposition of any new or increased tariffs, duties and taxes could increase our tax burden and materially and adversely affect our sales, profits and financial condition and could have an adverse effect on our business, net assets, or results of operations. Such factors could also cause us to expend significant time and resources and/or cause investors to lose confidence in our reported financial information.

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

Our operating results could be negatively affected by the loss of revenue from a significant number of our customers. Our revenue is fairly well distributed, with 51.4% of our revenues deriving from our top ten customers and one individual customer representing 10.3% of revenues in 2024. However, consolidation within our customer base, including, in particular, among pharmaceutical companies, may give larger customers greater bargaining and buying power and operational sophistication, which can enable them to operate with reduced inventories. In addition, consolidation among our customers may lead them to rely on a reduced number of suppliers, with no assurance that they will continue using our products.

We maintain close business relationships with many of our customers throughout various phases of development, working closely to build specific custom tools they need, which will then become part of our product portfolio. Our operating results could be adversely affected by the loss of a significant number of these customers, particularly during the product development phase.

Some of our customer contracts may not contain fixed minimum purchase obligations, and a significant portion of our sales are on a purchase order basis. Therefore, our customers generally may not be obligated to purchase any fixed quantities of products, and they may stop placing orders with us at any time. If a significant number of customers purchase fewer of our products, defer orders or fail to place additional orders with us for any reason, our sales could decline, and this may require us to carry excess inventory to manage through unevenness in order activity and lead to unanticipated fluctuations in our revenue and earnings. In addition, if those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be adversely affected.

The level and timing of orders placed by our customers can vary for different reasons, including individual customer strategies, the introduction of new technologies, the desire of our customers to reduce their exposure to any single supplier and general economic conditions. If for example customers vary or decrease the level of inventories they are holding of our products at their sites by engaging in de-stocking or new ordering patterns, or if we otherwise have decreased visibility of our products held by or on behalf of our customers, our business could be adversely affected.

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

Over the last 75 years we have consistently expanded our operations and anticipate expanding further as we pursue our long-term growth strategy. The key elements of our growth strategy include, among other things, the expansion of our global market position in drug containment solutions and drug delivery systems, accelerating penetration in life sciences systems, increasing our investments in research and development, building on our expertise in manufacturing, assembly and inspection systems for drug containers and complex, multi-component systems, leveraging our scientific and engineering capabilities, increasing our penetration in the North American region and selectively pursuing acquisitions and technology partnerships to augment and expand our product and service portfolio. We have further expanded our manufacturing facilities in Piombino Dese (Italy) and established new plants primarily for EZ-Fill® products, with strong focus on biologics and vaccines, in Fishers (Indiana, U.S.), and Latina (Italy) and evaluated strategic acquisitions to broaden our offering, our technical know-how and our international footprint. In November 2021, we entered into an investment agreement with the Zhangjiagang Economic and Technological Development Zone Administration Committee to be used for the manufacture of our drug containment and engineering lines. In March 2023, we delayed the timing of our investment in China in order to focus on the execution of our new manufacturing facilities in the United States and Italy.

In December 2021, we entered into an Early Development Agreement (“EDA”) with the City of Fishers – Indiana, Fishers Town Hall Building Corporation and City of Fishers Redevelopment Commission envisaging the acquisition of an area of approximately 35.75 acres to be used for the construction of a new plant in Indiana (U.S.). The new manufacturing plant launched commercial production in the third quarter of 2024.

In addition, on May 27, 2022, Nuova Ompi acquired a brownfield in Latina (Italy) in proximity to other Stevanato Group facilities, to produce EZ-fill® syringes and cartridges. The new manufacturing plant launched commercial production in the fourth quarter of 2023.

On November 8, 2023, we acquired all of the business operations of Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines, to support the Group's efforts in the ongoing integration of critical technologies and processes into the Group’s production process.

Establishing new production plants for EZ-Fill® products represents a priority in light of the risks associated with our Piombino Dese (Italy) manufacturing facilities currently being the only ones devoted to the production of EZ-Fill® products which, in turn, exposes our business to risks of material disruption should any adverse event affect the operation of such facilities. In general, such growth strategy and in particular the facilities expansion and the external acquisitions increase the complexity of our business and place a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel and maintain manufacturing facilities and distribution networks in several geographic locations. Failure to establish and maintain commercial production, and minimize unused capacity, at each of our production plants, including our new Fishers, Indiana plant and our expanded plant in Latina, Italy, may have a material adverse effect on our business, financial condition and results of operations.

We are also continuously expanding our product portfolio, and establishing and developing new products that require significant management time and attention. If these products do not achieve the anticipated success or require greater levels of time and investment to reach the expected levels, it could adversely affect our business, financial condition and results of operations. Failure to appropriately integrate new products and business lines into our existing operations and systems can also affect the success of these products, and failure to adequately anticipate and plan for this integration could affect the success of these products and may also negatively impact our existing product offerings.

We may not successfully identify or integrate acquired businesses or assets into our operations or be able to fully recognize the anticipated benefits of businesses or assets that we acquire.

We consider acquisitions a useful instrument to complement our organic growth. We opportunistically explore acquiring other businesses and assets, and we have completed several acquisitions over the last few years, including: the acquisition of a 65% stake in the Danish SVM Automatik in February 2016 and of the remaining 35% in October 2021, the acquisition of the operating unit of Balda Group in March 2016, the acquisition of Medirio in May 2016, the acquisition of the remaining 49% of our subsidiary Ompi of Japan Co. Ltd in July 2023, and on November 8, 2023 the acquisition of all of the business operations of Perugini S.r.l.

However, we may be unable to identify or complete promising acquisitions for many reasons, including any misjudgment of the key elements of an acquisition, competition among buyers, the high valuations of businesses in our industry, the need for regulatory and other approvals, lack of internal resources to successfully pursue all attractive opportunities and availability of capital.

When we do identify and complete acquisitions, we may face financial, managerial and operational challenges, including diversion of management attention and resources needed for existing operations, difficulties with integrating acquired businesses, integration of different corporate and geographical cultures, increased expenses, potential dilution of our brand, assumption of unknown liabilities, potential disputes with the sellers and the need to evaluate the financial systems of and establish internal controls for acquired entities. Further, we seek out acquisitions of companies that maintain the same high-quality standards that we maintain, and if we misjudge or overestimate a company’s product quality standards, we may not be able to use these products or implement the strategies that were the primary reason for the acquisition, which would lead to a significant loss both financially and in time spent by our teams trying to integrate the product or implement the strategy. There can be no assurance that we will engage in any additional acquisitions or that we will be able to do so on terms that will result in any expected benefits.

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

There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. While we normally negotiate representation and warranties and related indemnification in relation to such acquisitions, these may not be enough to cover our exposure if a significant liability arises in connection with any acquisition agreement. We cannot provide assurances that these representations and warranties and indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that could adversely affect our business, financial condition and results of operations.

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

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (including third-party suppliers, distributors or of businesses we acquire or partner with) that would violate U.S. and/or other national laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Any improper actions by our employees, suppliers and distributors or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in Italy, under Italian Legislative Decree No. 231 of June 8, 2001 (the “Decree 231”) pursuant to which a legal entity can be held liable to pay fines in connection with certain criminal offenses committed, inter alia, by its directors, officers or employees, the United States and in other jurisdictions, and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and could cause us to incur significant legal and investigatory fees. In particular, pursuant to Decree 231, a defense can be established by an entity involved in a Decree 231 investigation, if such entity can prove, among others, that it adopted and properly implemented an organization, management and control model aimed at effectively preventing the commission of the criminal acts involved prior to such unlawful conduct having taken place. We approved and adopted the current (fifth) version of our organization, management and control model provided by Decree 231 (“Model 231”) by means of a resolution of the board of directors dated February 28, 2024, and appointed the current supervisory body (the “Supervisory Body”) that supervises the functioning of and compliance with Model 231, and monitors and assesses the implementation status of preventive measures, with regular yearly reports to the board of directors. The adoption of organization and management models does not by itself exclude applicability of the penalties provided by Decree 231. In fact, upon commission of an offense resulting in administrative liability of the Company pursuant to Decree 231, the court will evaluate the models and their actual implementation.

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

We operate manufacturing facilities in Italy, Slovakia, Denmark, Germany, United States, Mexico, China and Brazil, and sell and distribute our products in approximately 70 countries. As part of our business strategy, we will continue to seek to expand our sales and market share in various international markets in which we currently operate and evaluate expansion opportunities into additional international markets. The economies of some of these markets differ from the economies of our core market factors in Europe and in some cases present new and greater risks. Our financial results and operations are substantially dependent upon macro-economic and political conditions, particularly in Italy, Slovakia, Denmark, Germany, United States, Mexico, China and Brazil, where we operate manufacturing facilities. High levels of sovereign debt in certain countries (including Italy), combined with increasing inflation, weak growth, political instability and high unemployment rates, could lead to additional fiscal reforms (including austerity measures), sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and, potentially, disruptions in the credit and equity markets, as well as other outcomes, each of which, alone or combined with other factors, could have a material adverse effect on our business, results of operations, access to credit and capital markets and, therefore, our ability to implement our growth strategy.

Global conflicts, including the activities in the Middle East and the ongoing military actions undertaken by Russian military forces against Ukraine have created and are likely to continue creating substantial disruptions. In particular, military actions against Ukraine, as well as the measures adopted, or that may be adopted, by other countries in response to these events, including new and stricter sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus (or other countries that were to become involved), have unfavorably affected our operations primarily due to fluctuations in gas and electricity prices, and could have a material adverse effect on our operations going forward. We are monitoring the conflict and continue to attempt to mitigate the effects of such conflict on our operations to the extent possible, but do not and cannot know if this situation may result in additional broader economic and security conditions or in material implications for our business. Currently, the Group's operations in Italy have the highest gas consumption across its European operations. In 2022 and 2023, the Italian government took steps to shore up its natural gas supplies and lower its dependence on Russian supplies. Italy has signed agreements with several other countries to diversify the country's natural gas sources, and Algeria is now the largest supplier of natural gas to Italy. In addition, the Group believes it may be eligible for priority status since its business operations are devoted to the delivery of mission-critical pharmaceutical products.

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

Changes in political conditions in the United States and China and changes in the state of China-U.S. relations are difficult to predict. The trade policy of the U.S. Trump administration could trigger retaliatory actions by China which could, in turn, adversely affect our business.

For instance, the U.S. Trump administration has called for substantial changes to trade agreements and imposed significant increases on tariffs on goods imported into the United States, particularly from China. Other countries have responded similarly, with tariffs on goods entering their respective countries. We currently have facilities and sell products in China and have invested, and expect to continue investing, in the country, and if the Chinese government makes any changes to its laws or policy concerning foreign ownership of companies or assets located within China, or imposes any significant increases on tariffs on goods imported into or out of China, it could have a significant impact on our business and financial results. If import and export controls on pharmaceutical products are increased, our supply chain and flow of our products would be disrupted.

Any future legislative proposals in the U.S. which pose disruption risks to our operations in China could significantly impact our ability to work and operate in the region, including by impacting our ability to source raw materials in adequate quantities to meet our needs, impairing our ability to operate our business on a day-to-day basis and impeding, delaying, limiting or preventing the research, development or commercialization of our current and future products. In addition, for any activities conducted in China, we are exposed to political unrest or unstable economic conditions in China, including the future appreciation of the Chinese local currency and increased labor costs amidst declining availability of skilled labor.

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

China has introduced broad personal information protection and data security regulations, with more anticipated, thereby increasing China's scrutiny of company compliance and data transfer practices. With other jurisdictions enacting similar privacy laws, local data protection authorities will force greater accountability on the collection, access and use of personal data. Additionally, China has adopted more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries.

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

In all of the jurisdictions in which we operate, we are subject to a number of laws, regulations and practices concerning, inter alia, the health and safety of our employees, the use, manufacture and importing of chemicals and the protection of the environment and natural resources. Laws and regulations relevant to the industries in which we operate and applicable to us are broad in scope, subject to change, and have evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our business practices.

In the event that the applicable laws and regulations were to change such that our products or our production processes were subject to greater or materially different regulatory control or restrictions, it could have a significant impact on our ability to market and sell our products and could require us to spend significant amounts to ensure and monitor compliance with such laws and regulations such that our business, financial condition and results of operations could be adversely affected. For instance, both the EU and the United States are considering to further restrict in the next years the use of ethylene oxide, the main sterilizing agent used in our production processes. If the use of ethylene oxide is further restricted, or completely banned, this would require us to identify new sterilizing agents and would have a negative impact on our financial condition and results of operations.

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

Our business involves risk of product liability claims related to providing incorrect product information at the time of purchase, claims for defective containment solutions which may impair drug efficacy and other claims in the ordinary course of business. Furthermore, there may be product liability risks that are unknown or which become known in the future. We may also face claims raised by our present employees for injury deriving from the lifting and handling of loads and the use of heavy machinery, as well as claims raised by our present and past employees for injury and illness from hazardous substances used or present at certain of our facilities. Substantial, complex or extended litigation on any claim could cause us to incur significant costs and distract our management. For example, lawsuits by governmental authorities, employees, shareholders, suppliers, collaborators, distributors, customers, competitors or others could be very costly and substantially disrupt our business. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing and sales activities and to the extent that we expand our manufacturing operations. We maintain insurance policies but we cannot assure you that our insurance coverage will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance is subject to the terms and conditions of such insurance, as well as the financial viability of our, and such third parties’, insurers, as well as legal enforcement under the local laws governing these arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability in developing markets, may not be readily available for purchase or cost-effective for us to purchase. Furthermore, many of our insurance policies are subject to deductibles and retentions. Accordingly, we could be subject to uninsured and unindemnified future liabilities requiring us to provide additional reserves to address such liabilities. An unfavorable result in a case for which adequate insurance or indemnification is not available could adversely affect our business, financial condition and results of operations.

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

Our average day sales outstanding for 2024 has increased to approximately 75 days (compared to approximately 67 days for 2023), but some customers have requested longer payment terms. A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. In addition, we may make advances to suppliers in the normal course of business. While we have procedures to monitor exposure to credit risk on trade receivables and other current assets, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our financial condition and operating results.

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

In 2023, Hamas and Israel began a military conflict, which is still ongoing. Currently, there remains tension and ongoing hostilities in the region. The ongoing hostilities may impact our ability in the region to receive materials and products from suppliers, to distribute our products in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations.

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

We are monitoring the continuing conflict in Israel and Gaza, but cannot predict whether this situation, which is unfolding in real-time, may escalate and result in material implications for our business. None of our operations are located in Israel or Gaza and currently we do not have any significant customers or suppliers in the region.

If our employees were to engage in a strike or other work stoppage, our business, operating results and financial position could be materially adversely affected.

We employ approximately 5,521 employees, as at December 31, 2024, in multiple jurisdictions (approximately 57% based in Italy, 9% based in Germany, 7% in each of Mexico and the U.S., 6% in Slovakia, 5% in each of Denmark and Brazil and 4% based in China). A significant portion of our employees in Italy, Germany, Slovakia, Mexico, Denmark and China are covered by collective bargaining arrangements made either at the local or national level in their respective countries. Although we believe that our relations with our employees are satisfactory, no assurance can be given that this will continue. If disputes with our unions arise, or if our workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, operating results and financial position.

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

Furthermore, we rely on information technology systems to process, transmit, store and protect electronic information, including confidential customer, supplier, employee or other business information. Through our online platform, we collect and store confidential information that website users provide to us when submitting queries or job applications or information that third party vendors relay to us.

We use commercially available third-party technology solutions, software and software systems with some proprietary configurations. We also store data using third-party cloud services. Our information systems may be subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, vandalism, catastrophic events, natural disasters, terrorist attacks, hackers and other security issues as well as human error, all of which are made more vulnerable by the rapid evolution of technology and increasing adoption of new technologies such as artificial intelligence. If our information systems are damaged, fail to work properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience a loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services. If the cloud service providers we use were to experience unplanned downtime, delays or other issues delivering data to our information technology systems, it could adversely impact business operations. The compromising of our information systems or those with which we interact could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial condition and results of operations.

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

In addition, we may also be adversely affected if our third-party vendors, customers advisors or agents are subject to a successful cyber-attack or other information security event. Any such breach or interruption or other loss of information could compromise our networks, and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen.

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

The UK GDPR is in a currently substantially unvaried form from the GDPR, however, it is likely to be subject to divergence from the GDPR over time as demonstrated by the Data Protection and Digital Information (No. 2) Bill which is under the United Kingdom Parliament’s consideration and expected to come into force in 2024. We may therefore be subject in the future to separate and additional data protection obligations to those to which we are already subject. This may result in additional costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. In recent years, the United States and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. In the EEA and in the UK under national laws derived from the e-Privacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for e-marketing. The GDPR and UK GDPR also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users. Finally, the current national laws that implement the e-Privacy Directive are highly likely to be replaced across the EU (but not the UK) with a EU regulation known as the e-Privacy Regulation which, though still in development, will if adopted, impose new obligations on the use of personal data in the context of electronic communications, particularly in relation to online tracking technologies, and significantly increase regulators’ ability to impose fines for non-compliance. This again introduces the possibility we will be subject to, and required to comply with, a separate and additional legal regime with respect to data privacy, which may result in additional costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

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

State laws are changing rapidly (with at least ten such states (in addition to California) enacting comprehensive privacy laws scheduled to take effect starting in 2023, and privacy bills proposed in a number of other states in varying stages of the legislative process), and there is discussion in Congress of a new comprehensive federal data protection law to which we would become subject if it were enacted, which may lead to additional complexity for our compliance efforts and new restrictions regarding how we use data, and which may expose us to potential legal risks. More recently, privacy and data protection regulators have been paying special attention to emerging issues linked to new technologies, such as the use of artificial intelligence, biometrics, and surveillance technologies, which pose unique challenges to existing privacy and data protection paradigms. The evolving regulatory landscape may require additional investment of resources in our compliance programs, impact our strategies and the availability of information useful for our business, and could otherwise result in increased compliance costs or changes in our business practices and policies.

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

There has been a broad range of proposed and promulgated state, national and international regulations aimed at reducing the effects of climate change. Such regulations apply or could apply in countries where we have interests or could have interests in the future. The EU adopted the European Sustainability Reporting Standards (ESRS) and the Corporate Sustainability Reporting Directive (CSRD) that will require disclosure by EU entities, including certain EU subsidiaries of non-EU entities, regarding the risks and opportunities arising from environmental, social and corporate governance issues, and on the impact of companies' activities on people and the environment. Similarly, the State of California passed the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act that imposes broad climate-related disclosure obligations on certain companies doing business in California. Any new regulation could take several forms that could result in additional costs in the form of investments of capital to maintain compliance with laws and regulations and taxes. Climate change regulation continues to evolve, and it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation.

As a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs had globally increased resulting in a revenue growth acceleration. The demand for such products related to COVID-19 may continue to shrink, if the need for COVID-19 related solutions continues to decline.

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

There remains some uncertainty around the magnitude of the long-term impact of COVID-19 on demand for our products, but we anticipate that COVID-19 contributions will continue to decrease and potentially transition into a part of our traditional vaccination business. There may be a risk that grants received for future public health emergencies may be subject to modification or termination.

A lower rate of increase or a decline in sales of vials to and for vaccination programs, plastic diagnostic consumables for COVID-19 testing, and related products and services could adversely affect our business, financial condition and results of operations.

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

To protect this type of information against disclosure or appropriation by competitors, our usual practice is to require our directors, employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. Moreover, we put in place appropriate procedures to identify confidential information and restrict access to documentation. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, we have entered into, and may in the future enter into additional, collaborations with our competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known to our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. It may then be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization. However, enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and the outcome is unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

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

Intellectual property protection may not preclude third parties from designing around our rights in order to compete with our products. Even if patents do successfully issue and even if such patents cover our current products, current potential products and any future potential products we may develop, third parties may challenge their validity, ownership, enforceability or scope, which may result in such patents being narrowed, invalidated, or held unenforceable or circumvented.

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

We depend in part on proprietary technology licensed or obtained from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products.

We are a party to license agreements for certain intellectual property and proprietary technology, and we may enter into additional agreements, including license agreements, with other parties in the future that impose certain obligations on us. If we fail to comply with our obligations to our licensors or any of our other current or future collaborators, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product, potential product or other technology that is covered by these agreements, which could adversely affect the value of the potential product being developed under any such agreement, or we may face claims for monetary damages or other penalties under these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to cease or experience significant delays in the development and commercialization of our products, potential products or technologies and, our competitors or other third parties could have the freedom to market products and technologies identical or competitive to ours.

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

The market price of our ordinary shares may fluctuate significantly due to a variety of factors, including:

•
operating results that vary from our financial guidance or the expectations (including financial estimates and projections) of securities analysts and investors;
•
the financial performance of the major end markets that we target;
•
our voting control is concentrated, which can impact an investor's decision to invest in us versus other companies with non-concentrated voting control, ultimately affecting share price;
•
the operating and securities price performance of companies that investors consider to be comparable to us;
•
announcements of strategic developments, acquisitions and other material events by us or our competitors;
•
issuance of new or updated research or reports by securities analysts;
•
changes in government regulations;
•
financing or other corporate transactions;

•
the loss of key personnel;
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

Our shares carry different voting rights depending on their class. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. Under no circumstances can the ordinary shares be converted into Class A shares. We cannot predict whether our dual class structure will result in a lower or more volatile market price for our ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers such as S&P Dow Jones and FTSE Russell have announced restrictions on including companies with multiple-class share structures in certain of their indexes.

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

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us and our business. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

Our voting control is concentrated.

Stevanato Holding S.r.l., our controlling shareholder and holding company of the Stevanato family, exercises a significant majority of the voting power with respect to our outstanding shares because of the multiple voting shares that it holds. Class A Shares are entitled to three votes per share, and ordinary shares are entitled to one vote per share. Excluding treasury shares (which voting right is suspended), Stevanato Holding S.r.l. holds 93.11% of the voting rights of the Company.

As a result, the Company qualifies as a “controlled company” pursuant to the NYSE listing rules and, therefore, Stevanato Holding S.r.l. potentially has the ability to control the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of our assets. This concentrated control could delay, defer or prevent a change of control, arrangement or merger or sale of all or substantially all of our assets that our other shareholders may support. Conversely, this concentrated control could allow the holder of the class A multiple voting shares to consummate a transaction that our other shareholders do not support. In addition, the holder of the class A multiple voting shares may make long-term strategic investment decisions and take risks that may not be successful or may seriously harm our business.

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

In the future, we may also issue our securities if we need to raise capital for capital investments and expansion initiatives, general corporate purposes, acquisitions, or other business needs. The amount of securities issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated as a joint stock company (società per azioni) under Italian law. The rights of holders of our shares are governed by Italian law, including certain provisions of the Italian Civil Code (the “Italian Civil Code”) and by our articles of association, along with applicable elements of U.S. law.

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

We have historically paid dividends during the last three years. However, there can be no assurance that we will pay or declare dividends in the future. The actual declaration and payment of future dividends, the amount of any such dividends, and the establishment of record and payment dates, if any, are subject to determination by our Board of Directors after its review of the current strategy, applicable debt covenants and financial performance and position, among other things. Our declaration and payment of future dividends is subject to risks and uncertainties, including: deterioration of our financial performance or position; inability to declare a dividend in compliance with applicable laws or debt covenants; an increase in our cash needs or decrease in available cash; and the business judgment of the board of directors that a declaration of a dividend is not in our best interest.

As a foreign private issuer, we are exempt from a number of rules under the Exchange Act, we are permitted to file less information with the SEC than domestic companies, and we are permitted to follow home country practice in lieu of the listing requirements of NYSE, subject to certain exceptions. Accordingly, there may be less publicly available information concerning us compared with issuers that are U.S. domestic issuers.

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

We are obligated to maintain effective internal control over financial reporting. Our internal controls may be determined not to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

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

The Section 404 assessment must include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

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

Moreover, we are experiencing increased costs and demands on management resulting from our large accelerated filer status. To seamlessly operate through the transition from accelerated filer and emerging growth company to large accelerated filer, we have been devoting significant time, resources and effort to implement and comply with the additional standards, rules and regulations that now apply to us as a large accelerated filer, diverting such time from the day-to-day conduct of our business operations. Compliance with such additional requirements also will likely increase our legal, accounting and financial compliance costs. These requirements include, but are not limited to:

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

As discussed above, as a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. We would lose our foreign private issuer status if, for example, more than 50% of our shares were held by U.S. residents, and more than 50% of our total assets are located in the United States as of December 31, 2025. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2026, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE, some of which we currently voluntarily comply with even though exemptions might be available. As a U.S. listed public company that is not a foreign private issuer, we would incur additional legal, accounting and other expenses that we would not be required to incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

The obligations associated with being a public company require significant resources and management attention.

As a public company in the United States, we incur legal, accounting and other expenses that we did not incur prior to listing on the NYSE. We are now subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases the demand on our systems and resources, particularly given that we no longer are an “emerging growth company.” For example, these rules and regulations can make it more difficult and more expensive to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company.

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

During the time we maintained the status of “emerging growth company” under the JOBS Act, our independent registered public accounting firm was not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. Now that we no longer are an emerging growth company, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting based on our filer status. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ordinary shares.

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

We may need to raise additional funds to finance our existing and future capital needs. We have generated negative free cash flow in the last several years and expect to continue to generate negative free cash flow in the near term. Our ability to fund our future business growth may be dependent on our ability to access the capital markets. There is no certainty that we will be able to attain adequate capital at acceptable rates. If we raise additional funds through the sale of equity securities, we may issue such additional shares at a discount to the trending price of our shares, which may dilute the value of our outstanding shares. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

If we fail to comply with requirements relating to being a public company in the United States when obligated to do so, our business could be harmed and our ordinary shares price could decline.

As a result of our prior status as an emerging growth company, our previous registered public accounting firm was not obligated or required to perform an audit of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. It is possible that, had our previous registered public accounting firm performed an audit of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, significant deficiencies and/or material weaknesses would have been identified.

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

As disclosed in more detail under Item 15, “Controls and Procedures” below, we identified material weaknesses as of December 31, 2024 in our internal control over financial reporting. Our management has taken actions to remediate the previously identified material weaknesses as of December 31, 2023 by implementing our remediation plans throughout the fiscal year ending December 31, 2024; however, for certain of the items, remediation has not been fully completed to-date resulting in an extension of our remediation plans through the fiscal year ending December 31, 2025. There can be no assurance that all such remediation efforts will be successful, that our internal control over financial reporting will be effective as a result of these efforts or that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods. In addition, we cannot assure you that our independent registered public accounting firm will be able to attest that such internal controls are effective.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent registered public accounting firm issues an adverse opinion on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ordinary shares could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on the NYSE.

ITEM 4. Information on the Company

A.
History and Development of the Company

Overview

Stevanato Group S.p.A. was incorporated on July 15, 1980, and the company has a duration set until December 31, 2100 which may be subsequently extended by the shareholders of the company. We are a joint stock company (società per azioni) incorporated in the Republic of Italy and our corporate affairs are governed by our articles of association, certain provisions of the Italian Civil Code, which we refer to as the Civil Code below, and the laws of the Republic of Italy. On July 16, 2021, we completed an Initial Public Offering and our Shares were listed on the New Stock Exchange under the symbol “STVN”.

Our principal executive offices are located at Via Molinella 17, 35017 Piombino Dese – Padua, Italy and our telephone number is +39 049 931811. We have appointed Ompi of America, whose address is 9701 Giovanni Stevanato Drive, Fishers, Indiana 46038, as our agent upon whom process may be served in any action brought against us under the laws of the United States. Please see the section entitled “Enforceability of Civil Liabilities Against Foreign Persons” for more information.

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

History

In 1949, Giovanni Stevanato founded Soffieria Stella, a specialty glass manufacturer, in Venice, Italy. Soffieria Stella, the precursor to Stevanato Group, operated until 1959, when Stevanato Group was established in Piombino Dese (Padua). Over the last 75 years, we have evolved from an Italian glassware manufacturer to a leading global provider of integrated solutions for the healthcare industry focused exclusively on pharmaceutical-grade products. Our growth has been driven by the internal development of advanced drug containment and delivery solutions, increases in production capacity to support growing customer demand, and strategic acquisitions, enabling us to broaden our offering, our technical know-how and our international footprint.

Our international expansion has been carried out through a combination of acquisitions and organic expansion. We began our international expansion in 2005, with the acquisition of Medical Glass, a Slovakia based primary packaging manufacturing company. Subsequently, in 2007 and 2013, we acquired an Italian company, Optrel, and a Danish company, Innoscan, both specialized in the production of inspection machines. These acquisitions marked our entry into the technology and equipment manufacturing business. In 2016, we pursued further expansion of our offering through the acquisition of: (i) Balda, a company specialized in developing and manufacturing plastic diagnostic consumables, drug delivery systems and medical components; (ii) Medirio, a start-up developing patents and other intellectual property for the wearable injectors business; and (iii) SVM Automatik, a company specialized in the production of high-technology machines and systems for assembly, packaging and serialization of pharmaceutical products. In 2022 Innoscan merged with and into SVM Automatik which then changed its corporate name in Stevanato Group Denmark. In late 2023, we acquired Perugini S.r.l., an Italian company specializing in the manufacturing of consumables and mechanical components for industrial machines.

In parallel with our acquisition strategy, we regularly review our global industrial operations to ensure that we have ample manufacturing capacity to match customer demand. As a result of these ongoing assessments, we continue to make investments in expansions, including through new departments, new laboratories, new offices and new plants.

Since 2008, we have launched commercial production in four greenfield sites including (i) Monterrey, Mexico in 2008; (ii) Zhangjiagang, China in 2012; (iii) Sete Lagoas, Brazil in 2017; and (iv) Fishers, Indiana, U.S. in 2024.

In addition, through brownfield expansions, we expanded capacity in Piombino Dese in 2019 to increase our syringe production, and one new building in Latina, Italy, which began commercial production of syringes in 2023.

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

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 75-year history, we have earned a reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2023 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve eight of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise, and engineering and manufacturing excellence to meet the quality and performance requirements of pharmaceutical and biotech customers.

Our solutions are highly integrated into the entire drug life cycle, from development, production and the commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also supply engineer machinery and manufacturing equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes, such as pharmaceutical inspection systems. Our involvement at each stage of a drug’s life cycle, together with our comprehensive, integrated offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

The chart below illustrates our mission-critical presence across the pharmaceutical value chain.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (such as GLP1s and peptides, monoclonal antibodies, and RNA-based drugs), biosimilars, vaccines and molecular diagnostics. We are closely integrated in the drug production and delivery supply chain, and we are well-positioned to benefit from secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, growth of biologics/biosimilars, self-administration of medicines, aging demographics, increasing complexities in health conditions and co-morbidities, increasing global access to vaccines, and increasing quality standards and regulation.

We estimate that our total addressable market, based on our current offering, exceeds $13 billion, as per the 2024 market report provided by IQVIA Ltd., and consists primarily of solutions for biopharmaceutical injectables and in-vitro diagnostic products. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, ready-to-use vials and cartridges, drug delivery systems, molecular diagnostics and assembly equipment. We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions, (ii) additional delivery systems, (iii) complementary engineering solutions, and (iv) aftersales support and other services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes all the products, processes and services developed and provided for the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables, medical devices and drug delivery systems; and
•
Engineering, which includes all of the manufacturing equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (pharmaceutical visual inspection, device assembly and packaging, glass converting, and after sales).

The figure below provides a breakdown of our segments, as well as the business lines included within each segment.

In 2024, we generated 85% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment and 15% from our Engineering segment. The principal markets in which we operate and compete include the EMEA, the U.K., Asia (with a focus on China) and the Americas (with a focus on Brazil and Mexico in South America, and the U.S. in North America). Our two main business segments (Biopharmaceutical and Diagnostic Solutions, and Engineering), combined with our global footprint, allow us to sell products and provide services approximately in 70 countries worldwide which we achieve mostly through business‑to‑business marketing channels and selected distributors. Please see the section entitled “Item 5. Operating and Financial Review and Prospects” for a more detailed description of our revenue generating activities.

We refer to premium products in the Biopharmaceutical and Diagnostic Solutions segment as our high-value solutions. High-value solutions are products and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by technological and process complexity and high performance. Our high-value solutions deliver significant benefits to customers including, faster time-to-market, lower total cost of ownership, increased quality, and higher flexibility. Among our key high-value solutions is our EZ- Fill® line of ready-to-fill drug containers for injectable products, which can be customized to clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)”.

We have 13 manufacturing plants, including (i) ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants we have two sites for analytical services (in Italy and the United States) and a commercial company in Japan.

We are expanding our production in Piombino Dese (Italy), Latina (Italy), and Fishers (Indiana, the U.S).

During COVID-19, we increased production capacity to support the rapid response to COVID-19. In 2021 and 2022, we experienced increased demand for glass vials, syringes, and plastic diagnostic consumables for the detection and diagnosis of COVID-19. In 2023, demand for COVID-19 related products decreased as the pandemic waned, but we backfilled the revenue decreases from COVID-19 with new projects. In fiscal 2024, revenue associated with COVID-19 vaccine programs accounted for less than 1% of total Company revenue.

Our Industry and Growing End Market

We are a key partner to leading companies in the pharmaceutical, biotechnology and life sciences industries, serving as one of the preeminent providers of drug containment, drug delivery and diagnostic solutions as well as engineering systems to these end markets.

We estimate that our total addressable market, based on our current portfolio of products and services comprising drug containment solutions, drug delivery systems, IVD solutions, and engineering, exceeds $13 billion in 2024. Our addressable market estimation is based on data gathered by IQVIA Ltd.

Drug containment solutions and drug delivery systems represent mission-critical components of the pharmaceutical and biotechnology value chain for injectable drugs, which are produced for the treatment of a wide range of diseases from diabetes to cancer and other chronic conditions. Due to our competitive standing, we believe that we are well positioned to capitalize on several major demographic and technological trends generating growth in the global healthcare markets, including:

•
an aging population globally;
•
population experiencing more complex health conditions and the increasing incidence of chronic diseases (e.g., diabetes, obesity) and co-morbidities;
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

Drug Containment Solutions (“DCS”)

The DCS market includes the markets for pre-fillable syringes (“PFS”), standard and ready-to-use vials, cartridges, ampoules, and related analytical services. Based on data collected by IQVIA, we estimate the total addressable market of DCS solutions to be approximately $4.3 billion as of 2024. We expect the market to grow at a Compounded Annual Growth Rate (“CAGR”) of approximately 8% through 2030. Growth in the DCS market is driven by the growing number of injectable drug launches – both innovator and generics/biosimilar – and increased treatment access globally which are expected to generate continued demand for pre-fillable syringes, vials, and cartridges. Customers in this market increasingly seek out “ready-to-use” products which include pre-sterilized offerings and ready-to-use packaging (PFS, vials, and cartridges) that provide pharmaceutical customers with higher flexibility, lower total cost of ownership and reduced time to market. We are well positioned to capitalize on the highest-growth segments of the DCS market, with pre-fillable syringes, and ready-to-use vials and cartridges sub-segments estimated to grow at a CAGR of approximately 14%, 16%, and 16%, respectively, towards 2030.

Drug Delivery Systems (“DDS”)

Our addressable market in DDS, including both Contract Manufacturing Organizations and Contract Development and Manufacturing Organizations, consists of pen-injectors, dry powder inhalers, auto injectors, and non-insulin on-body delivery systems. Based on data collected by IQVIA, we estimate the total addressable market for DDS, including proprietary and contract development manufacturing services, to be approximately $3.1 billion as of 2024, and the market is expected to grow at a CAGR of 9% through 2030. Growth in the DDS market is driven by increased demand for pen-injectors, autoinjectors, on-body delivery systems and dry powder inhalers for large, established drug classes such as insulin, as well generics and biosimilars. The increasing prevalence of diabetes and asthma, as well as expanded access to treatments that improve patient care and flexibility support continued growth in these markets. Novel treatments for diabetes and obesity are currently sustaining demand for injectable drug delivery systems as well.

In-Vitro Diagnostic (“IVD”) Solutions

The IVD solutions market consists of diagnostic devices and consumables for point-of-lab and point-of-care use. According to IQVIA, demand for IVD tests for COVID-19 has normalized, decreasing from $44.4 billion in 2022 to $4.7 billion in 2024. This, paired with macro-economic effects (e.g. normalization of exchange rates), has reset our addressable market for diagnostic solutions to $4.5 billion, as of 2024, realigning consumables demand with historical trends. The market is expected to grow at a CAGR of approximately 8% through 2030.

Our IVD solutions are mainly utilized in molecular diagnostics, immunoassays and clinical chemistry development and manufacturing. Molecular diagnostics growth is primarily driven by technological advancements, with increasing need for sensitivity and specificity in testing. Immunoassay growth is driven by the increasing impact of infectious disease and oncology testing. Finally, clinical chemistry consists of testing conducted by established large market participants. Both growing and established companies increasingly utilize cost-efficient manufacturing partners with expertise in design and manufacturing. We increasingly target the market for molecular diagnostics within IVD solutions, which we estimate to be growing faster than the broader market for IVD solutions at a CAGR of approximately 9% through 2030, based on IQVIA analysis.

Pharmaceutical & IVD Engineering ("Engineering")

Our pharmaceutical and IVD engineering addressable market consists of assembly, visual inspection, packaging and serialization. According to IQVIA analysis, the total addressable market of pharmaceutical and IVD engineering was approximately $ 1.5 billion as of 2024, and the market is expected to grow at a CAGR of 8% to 9% through 2030. This market requires critical engineering know-how developed over numerous years as well as regulatory approvals to market machinery. We believe there will be increasing regulatory scrutiny, growing trends toward more complex manufacturing systems, and a rising need for digitalization and automation of manufacturing. The market is expected to experience continued growth as the industry shifts towards enhanced service offerings and aftersales support. Consequently, aftersales services, including spare parts provisioning, machinery upgrades, periodic maintenance and warranty extensions, represent a critical portion of our growth derived from this segment. Within the pharmaceutical and IVD engineering market, we are increasingly targeting the market for assembly equipment, which we estimate to be growing at a CAGR of approximately 9% through 2030, based on IQVIA analysis.

Key End Markets Segment:

The key end market segments that we serve include biopharmaceutical injectables, which represent the majority of our business, as well as the rapidly growing in-vitro diagnostic sector.

Biopharmaceutical Injectables

The biopharmaceutical injectables end market comprises multiple distinct injectable drug categories such as biologics, vaccines, small molecules and generics, and insulin. According to data collected by IQVIA, the market for biopharmaceutical injectables – in terms of volume of primary container standard units – is expected to grow at a CAGR of approximately 2% through 2030.

We increasingly serve some of the fastest growing segments within biopharmaceutical injectables, such as:

•
Biologics: a segment which, based on data collected by IQVIA, is expected to grow at a CAGR of over 10% through 2030 and includes (i) antibodies, the highest-value sub-segment of the biologics market, driven by multiple product launches – both breakthrough therapies and biosimilar segments – in niche and specialty markets, such as Oncology and Immunology, characterized by high unmet needs; (ii) novel protein and peptide-based therapies such as GLP-1s, a treatment originally developed for diabetes and adopted for obesity, which is one of the fastest growing therapeutic areas; and (iii) advanced therapies – including cell-based therapies, gene therapies, and RNA-based therapies – one of the fastest growing market sub-segments in the pharmaceutical and biotechnology sectors; and
•
Vaccines: we have been serving the vaccine market for decades. International efforts around epidemic preparedness and broader focus on vaccine access are expected to drive continued growth in the vaccine injectables market. According to IQVIA, the injectable vaccines market is estimated to grow at a CAGR of approximately 5% through 2030.

We also serve more mature and established markets such as:

•
Insulin: where we continue to observe steady growth in insulin injectables, driven by rising incidence and prevalence of diabetes. Diabetes prevalence is expected to grow at a rate exceeding global population growth, driven by aging demographics and economies shifting from low-to-middle income status. According to IQVIA, the market for insulin-based treatments is estimated to grow at a CAGR of approximately 2% through 2030 and we are the recognized number one producer of pen cartridges; and
•
Small Molecules & Generics: which according to data collected by IQVIA, is expected to grow at a CAGR of approximately 2% through 2030;
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

Based on market data from IQVIA, the in-vitro diagnostic end market is expected to grow at a CAGR of approximately 8% through 2030, with molecular diagnostics showing a growth rate of approximately 8% to 9%.

The following chart provides a revenue breakdown by end market for the Biopharmaceutical and Diagnostics Solutions Segment:

Our Competitive Strengths

We have secured a leadership position as a mission-critical solutions provider in the drug development and delivery value chain. Our integrated offering and track record of operational excellence has made us a partner of choice to the pharmaceutical, biotechnology and life sciences industries.

We benefit from several competitive advantages that we believe will allow us to continue to deliver value-added products and services to customers and remain at the forefront of the markets in which we operate. The following are our key competitive strengths:

Leading global provider of mission-critical drug containment, delivery and diagnostic solutions for the pharmaceutical, biotechnology and life sciences industries and a trusted partner for the production of world-class manufacturing equipment to support customers worldwide

We are a recognized leader in providing mission-critical drug containment, delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We operate on a global scale, offering our products, processes and services in approximately 70 countries. We serve a large and diversified customer base, including many of the world’s largest pharmaceutical, biotechnology and diagnostics companies, contract manufacturers and producers of glass packaging. Over our 75-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 customers globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2023 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve eight of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

As a partner of choice to the pharmaceutical and biotechnology industries, our solutions have been widely adopted, giving us a leading position in several high growth segments of the pharmaceutical and biotechnology injectables market, including in biologics, biosimilars and vaccines. Within each of these markets, we operate in some of the fastest growing segments, where, based on available market data, we believe we are a global top three player by revenues, including number two in pre-fillable syringes, number one in pre-sterilized EZ-Fill®, ready-to-use vials and number one in pen cartridges, the global standard for diabetes care. Our decades-long expertise in manufacturing equipment for customers through our Engineering Segment differentiates us from our competitors, allowing us to offer comprehensive end-to-end services.

Integrated end-to-end platform spans the drug lifecycle, from design and development through commercialization

We offer products and solutions to our clients at each stage of the drug development process, from research and development, through clinical trials and commercialization. Our fully integrated, end-to-end value proposition allows us to reduce lead times, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk for our customers, while improving the reliability and safety of drug products.

The breadth of our integrated capabilities differentiates us from our competitors as we believe we are the only player in the industry to be active in drug containment, drug delivery systems and medical devices, diagnostic solutions, as well as the production of pharmaceutical manufacturing equipment. Our comprehensive product portfolio makes us an attractive partner to both small, emerging businesses, which may look to outsource a portion of their manufacturing process, as well as to mature, commercial stage drug development organizations, that require complex engineering and manufacturing technologies that can be integrated into their own production processes. By partnering with customers in the early development phase, we are in a prime position to play a key role as they add products to their drug pipelines and seek more advanced technical solutions. Our ability to seamlessly integrate our drug containment and delivery solutions with our engineering capabilities allows us to deliver significant value to our customers by reducing lead times, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk, while improving the reliability and safety of drug products and reducing the time necessary to market them.

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

As a result of our commitment to manufacturing excellence and the breadth of our footprint, our customers view us as a functional extension of their operations. We are subject to rigorous audits by certification bodies and our customers, who perform more than 180 audits a year on our manufacturing facilities. Further, given our reputation for reliability and our ability to establish new manufacturing facilities with the same standards as our existing ones anywhere in the world, our customers often coordinate with us to support their geographic expansion strategy by building out greenfield manufacturing facilities. This, in turn, provides us access to customers and allows us to further secure our long- term relationships with them.

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

During our 75-year history, we have differentiated our company from others by making significant ongoing investments in research and development to build our scientific, technical and engineering capabilities. We believe that customers rely on us because of our technical expertise, as well as our ability to design high quality containment format with the best possible processes to meet their needs and the specifications required to effectively contain and deliver their drugs. As the needs of our clients evolve, we drive innovation within our proprietary products and processes to develop specialized or customized solutions. As a result of our investments in internal engineering capabilities, we own the most critical processes behind the products we manufacture and can respond faster to customer needs for new or customized products. Our engineering capabilities also allow us to scale up our production rapidly, where required, thereby reducing lead times for commercialization of drugs. Our research and development team comprises more than 160 highly skilled and specialized employees based in our facilities in Italy (Piombino Dese and Milan), Germany (Bad Oeynhausen) and the U.S. (Boston). We have an active pipeline of approximately 80 ongoing R&D projects. Our targeted investment in innovative products and technologies allows us to capture incremental pipeline opportunities and drive attractive growth, while delivering on our firm-wide commitment to provide the highest quality to customers.

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

Ongoing investments in research & development to address unmet market needs

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

Leverage our global geographical presence as a platform to increase our penetration in the North American and Asia Pacific regions

The North American and APAC regions are two of the fastest growing markets and represent significant growth opportunities for our company. Both markets have well established research and manufacturing capabilities for biologic therapies covering both innovator and biosimilar products. We have a small but rapidly growing position in both regions, where we believe we can accelerate our recent growth by further expanding our manufacturing footprint. By providing locally sourced products, we can deliver supply chain security, just in time delivery, and reliable sourcing in terms of surge capacity to both existing and new customers. For example, our plant in Indiana (U.S.) represents a strategic location for us in proximity to key emerging biopharma players, enabling us to access an attractive biotech and vaccine market. We believe that we are well-positioned to expand our footprint and market share in the North American and Asia Pacific regions. In an effort to grant access to treatments and vaccines to a higher portion of their population and, therefore, improve their quality of life, APAC countries are showing a consistently growing demand for biologics and cell and gene therapy solutions, as well as strong inclination towards investment in biosimilars. We believe that our global footprint will allow us to take advantage of these favorable growth trends. We intend to further invest in the North American and APAC regions to increase our market penetration in these regions across the business segments in which we operate. In March 2023, we elected to slow down our investment in China in order to focus on the execution of our new manufacturing facilities in the United States and Italy.

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

Business Segments

Our business operations are organized into two reporting segments: (i) Biopharmaceutical and Diagnostic Solutions, which includes all the products and services developed and provided for the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables, and (ii) Engineering, which includes all the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and life sciences manufacturing processes (visual inspection, assembly, packaging and serialization and glass converting). In 2024, we generated 85% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment and 15% from our Engineering segment.

Biopharmaceutical and Diagnostic Solutions Segment

Through our Biopharmaceutical and Diagnostic Solutions segment, we offer a wide range of development and manufacturing solutions to our pharmaceutical, biotechnology and life sciences customers. This segment comprises drug containment solutions (DCS), in-vitro diagnostic (IVD) solutions and drug delivery systems (DDS). We also provide analytical services and regulatory support exclusively to our customers, as ancillary services to the supply of containment and drug delivery solutions.

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

Due to the technical complexity of our high-value solutions, and the significant value these generate for our customers, we enjoy premium pricing on these products, services and processes. Over time we have expanded our offering of high-value solutions, enabling us to drive significant growth from this category. Over the last five years, revenue from our high-value solutions has steadily grown and represented 38.3% of our total revenue for the year ended December 31, 2024.

By developing high-value solutions using our proprietary intellectual property, we are able to create unique and innovative products, processes and services that can be used across different clients. For example, our “high- value” drug containment solutions, such as ALBA® and NEXA®, are particularly well-suited to address the needs of customers in the biologics end market, as they:

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

High Value Solutions: Our DCS portfolio comprises several innovation-driven “high-value” solutions, illustrated below:

Our most innovative DCS solutions, some of which include integrated safety systems, are:

•
EZ-Fill®: EZ-Fill® solutions are ready-to-fill products that are provided to our customers after having already been washed, depyrogenated and sterilized in-house. We believe our EZ-Fill® solution positions us ahead of many of our direct competitors, as it allows us to provide maximum value to our pharmaceutical and biotechnology customers by: (i) reducing their capital investments in washing and sterilization equipment; (ii) being flexible and processable across different containers (i.e., syringes, vials, cartridges) on the same filling line; (iii) guaranteeing no glass-to-glass contact between different containers; (iv) delivering fewer breakages in the filling process of our pharmaceutical and biotechnology customers; and (v) being completely compatible with existing filling lines, in order to minimize disruption for customers. As the developers of EZ-Fill® systems, which we first started producing in 2007, we believe that our manufacturing technologies are the industry standard for ready-to-fill vials and cartridges, with more than 400 fill & finish lines capable of processing ready-to-use vials, and over 200 fill & finish lines capable of processing ready-to-use cartridges.
•
Nexa®: an innovative DCS solution for pre-fillable syringes, cartridges and vials providing high mechanical resistance and a superior cosmetic quality.
•
Nexa FlexTM: state-of-the-art pre-sterilized polymer syringes available in COP (Cyclic Olefin Polymer) and COC (Cyclic Olefin Copolymer) material are suitable for a wide range of applications, including sensitive biologics.
•
Alba®: Launched in 2019, our Alba® platform is an innovative DCS solution for pre-fillable syringes, cartridges and vials targeting protein (biologics) and RNA-based drugs (biologics). The Alba platform helps to minimize adsorption, aggregation and inorganic extractable interactions, enabling a significant reduction in silicone particles.

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

Drug Delivery Systems (DDS)

Our DDS offering solutions includes the following four product and service categories:

•
Pen Injectors: easy-to-use, safe, disposable devices containing a drug cartridge inside, which were historically designed for insulin delivery and leverage a proprietary core technology platform (Alina®) which we own on the basis of an exclusive license from Haselmeier which we obtained in 2019. In January 2022, we signed an extension to our exclusive licensing agreement with Haselmeier which has allowed to customize the platform for a broader range of drugs and applications, including those related to the treatment of obesity, cardiovascular diseases, gastrointestinal disorders, pain management, neurological disorders, and arthritis. Our Alina® variable-dose pen injector platform is compatible with established therapeutic regimens as well as innovator drug therapies related to diabetes care. We have several active customer engagements in the GLP-1 domain approaching the final regulatory submission phase in 2024 and 2025, planning to go to commercial volumes and global launch in 2026,
•
Auto-Injectors: high-end easy-to-use disposable devices (2-steps automatic injectors containing a pre-filled syringe) enabling a single dose injection of many different drugs, including GLP’s and biologics. In March 2022, we entered into an exclusive collaboration agreement with Owen Mumford for the joint manufacturing and commercialization of the Aidaptus® auto-injector platform. The collaboration aims to provide customers with a unique value-adding solution combining: (a) world-class device expertise; (b) established global manufacturing capabilities; and (c) market-leading primary container solutions and assembly equipment; Owen Mumford is leading several active customer engagements approaching the final qualification phase in 2024 and 2025, planning to go to commercial volumes and global launch in 2026.
•
Wearable Injectors: Wearable devices enabling on-body large volume and/or low flow rate drug delivery. We own a proprietary pre-loaded and pre-filled platform (Vertiva™), which is semi re-usable and cartridge based, targeting different volume profiles and drug viscosities, targeting treatments such as oncology, chronic disease and pain management. In 2024 we announced the availability of the 10mL version, in addition to our already available 3mL version, to enable new customer technology evaluations.

We also selectively provide contract development and manufacturing services for customer-owned drug delivery devices, including design, manufacturing, industrialization, component manufacturing and high-precision injector molding and assembly.

Analytical Services and Regulatory Support

We have two analytical testing facilities in Piombino Dese, Italy and Boston, Massachusetts focused on investigating the physical and chemical properties of primary packaging materials and components, and the functional characterization of drug delivery devices. By studying the interaction between drug containment solutions and drug products we provide valuable data to customers toward the definition of the optimal drug containment or delivery solution. This allows us to engage with our clients earlier in the development phase of their drugs and position ourselves well to become a supplier for their containment solution and potentially their drug delivery systems and related process equipment.

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

Engineering Segment

Our engineering segment produces machinery for both in-house use and sale to customers. In our Piombino Dese (Italy), Bologna (Italy) and Silkeborg (Denmark) plants, we produce equipment and machinery for all phases of the glass production process, as well as for the assembly of plastic products and for the inspection of primary containers. We drive continuous technological advancements so that our equipment can consistently meet our client’s exact specification requirements. Our engineering services span all phases of the machinery production process from development and design, including the development of software and artificial intelligence models, to construction, assembly and testing. With approximately 140 specialists and technicians located worldwide, we provide after sales support to our customers with interactive tools and technical expertise, to ensure performance of their production sites. We are currently engaging in initiatives to consolidate our engineering operations in order to streamline our operations and improve operational efficiencies.

Our engineering products include:

•
Assembly & Packaging Equipment: we provide GMP-compliant automation technology for assembling and packaging pharmaceutical products and medical devices. Our modular drug and medical device assembly solutions are engineered to meet the current market needs and deliver precision assembly of a wide variety of medical devices, including pen injectors, auto-injectors, nasal sprays, inhalers, and, on-body delivery systems. Our assembly equipment is highly automated and includes extensive in-line controls around product safety and functionality. Our secondary packaging solutions include cartoning machines, packaging machinery, and palletizing modules thereby ensuring traceability through serialization.
•
Pharmaceutical Visual Inspection Equipment: we provide inspection solutions for ampoules, vials, cartridges, syringes or bottles, filled with clear or opaque liquids, emulsions, viscous gels, lyophilized products and other difficult-to-inspect solutions. Our diversified portfolio of products, which includes manual, semi- automatic and automatic equipment, also featuring artificial intelligence, allows us to deliver flexible inspection solutions at any stage of the product life-cycle, from lab development to high volume production;
•
Glass Converting Equipment: we produce fully automated, high-speed, precision glass forming lines which provide accurate processing of ampoules, vials, cartridges and syringes. To cover all steps of production, we also manufacture glass tube loaders, after forming lines and annealing ovens.
•
After Sales Support Services: We also provide customized after-sales service for optimal machine maintenance, performance, and utilization. Our comprehensive post-sales support offerings include maintenance support, line optimization and line conversions, training, spare parts and logistical services, and digitization leveraging AI.

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

Our customer base includes 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2023 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve eight of the top ten biotechnology companies by market capitalization in the Nasdaq Biotechnology Index and over 100 biotechnology customers in total.

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

In 2024, our ten largest customers accounted for 51.4% of our consolidated revenue, and one customer accounted for 10.3% of consolidated revenue.

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

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solutions Segment; and (ii) certain one-off agreements, with regards to our Engineering Segment. As of December 31, 2024, our total backlog was approximately €853 million compared to approximately €945 million as of December 31, 2023.

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
•
Drug Delivery Systems: SHL, Ypsomed, West Pharma and Becton Dickinson;
•
Contract Development and Manufacturing: Jabil Packaging Solutions, Flex, Phillips Medisize, Gerresheimer AG, and West Pharma; and,
•
Engineering: Syntegon, Korber, ATS, IMA, Brevetti CEA and Mikron.

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

Manufacturing, Facilities, and Supply Chain Overview

Our Approach to Manufacturing

Our manufacturing approach is based on the relentless pursuit of maximum efficiency and highest quality. We implement top of the line hardware and software solutions to deliver consistent quality standards, in an attempt to minimize human impact in the production chain. Our manufacturing methods and processes, which are standardized in all of our production facilities, allow us to provide consistent products, processes and services, both in terms of quality and time to market, worldwide. Our pro-active, data-driven approach to manufacturing together with our careful oversight allow us to mitigate the risk of quality issues to customers, thereby reducing additional costs for them and us. At all stages of our manufacturing process, we strive to preserve the integrity of the drug containers to safeguard the integrity of medicines and protect the safety of patients.

Our ultimate goal is to achieve “zero quality issues” by delivering products and services that never fall short of client specifications, and by operating a quality system capable of preventing a sub-standard product from ever being delivered to our customers.

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
(iii)
Inspection: each item is checked using various inspection techniques depending on the product and customer requirements. Quality controls during the production process are strict and range from visual inspection, 100% dimensional controls, and other laboratory tests. Such strict quality controls are required for us to meet our customers’ requirements in terms of dimensional precision, mechanical resistance, functional features, visual aspect (cosmetic defects below specification thresholds) and chemical stability. Our inspection techniques include visual, mechanical, video and light beam technology;
(iv)
Packaging: as they leave the production line, the products enter into a clean room (ISO 8 environment) and are packaged. Typically, the products are then placed on pallets and labelled to ensure traceability. Our advanced traceability system allows us to identify and isolate products potentially impacted by a quality issue, minimizing the quantities at risk and the associated impact.

Our EZ-Fill® process for syringes, vials and cartridges consists of five main steps:

(i)
Container washing: the containers are washed through a process of using “water for injection” to clean them from both particles and microbiological standpoint;
(ii)
Inner barrel siliconization and closure assembly (syringes and cartridges): a siliconization treatment is applied to assure final user functionality of the system during injection. Closure is then assembled to preserve the drug product up to the use;
(iii)
Container inspection: by means of automatic inspection system, critical to quality attributes are checked to assure full compliance to specifications;
(iv)
Packaging: nesting, tub insertion, tub and steribag sealing operations are automatically performed to obtain a final packing which, once sterilized, will preserve sterility and protect the content during shelf life of the product;
(v)
Palletizing: the product is then placed in specifics boxes and then onto pallets to be then shipped to the external sterilization service provider.

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
(ii)
Injection Molding: this is one of our core competencies within In-vitro Diagnostics, Medical Solutions and Drug Delivery Systems and the majority of production is in Germany and the U.S. At this phase, the relevant mold is set up, the injection molding machine is prepared with the appropriate process parameters, plastic granule is dried and/ or conditioned, and the production is setup according to pre-defined production specifications. Then, the injection mold process is started under validated status. The molds allow the production of up to 128 parts in a single cycle, which can last between 4 and 30 seconds;

(iii)
Assembly: injection molded components can be assembled among themselves or with rubber, glass, metal or electronic components. Assembly processes could be carried out manually, but are almost entirely automated;
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

Facilities Overview

Below is a full list of our production facilities divided by business segment with the current products produced as of December 31, 2024.

Biopharmaceutical and Diagnostic Solutions
Location	Product(s)
Piombino Dese, Italy	Primary Packaging (Vials, Cartridges, Syringes, EZ-Fill®)
Latina, Italy	Primary Packaging (Cartridges, Syringes EZ-Fill®)
Bratislava, Slovakia	Primary Packaging (Vials, Ampoules)
Monterrey, Mexico	Primary Packaging (Vials, Cartridges)
Zhangjiagang, China	Primary Packaging (Vials, Cartridges)
Sete Lagoas, Brazil	Primary Packaging (Vials, Cartridges, Ampoules)
Bad Oeynhausen, Germany	Medical Devices and components for Biopharma and Diagnostics
Ontario, California, U.S.	Medical Devices and components for Biopharma and Diagnostics
Fishers, U.S.	Primary Packaging (Syringes EZ-Fill®)

Engineering
Location	Product(s)
Piombino Dese and Bologna, Italy	- Glass Converting Equipment - Assembly and Packaging equipment lines - Visual Inspection Equipment
Silkeborg, Denmark	- Assembly and Packaging equipment and lines - Visual Inspection Equipment
Martellago, Italy	- Mechanical tools and components for industrial machines

New facilities

We engaged in the construction of new plants primarily for the production of our EZ-Fill® product suite in Indiana (U.S.) and Latina (Italy).

On October 4, 2021 we announced the construction of a new EZ-Fill® hub in Fishers, Indiana. The plant enables us to be in closer proximity to our North America pharmaceutical customers and to provide an additional supply source. The facility houses production lines to produce EZ-Fill® syringes and vials. In line with customer demand and as a result of our increased production capacity, we expect to better support customers’ needs for biologics and vaccine treatments. The Indiana hub also houses our after-sales support services which is dedicated to serving our North America engineering customers. Commercial production launched in 2024.

In 2022, we elected to accelerate our investment in the United States in response to increased demand from customers. Under the refined investment plan, the manufacturing facility is expected to be up to 565,000 square-feet and with more than 500 new full-time positions. As part of this capital project, in February 2022, we entered into an agreement with the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA), which is part of the U.S. Department of Health and Human Services, through its partnership with the U.S. Department of Defense. Under the agreement, BARDA is making a multi-year investment for up to approximately $95 million (or approximately €90 million) for manufacturing capacity for standard and EZ-Fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

On May 27, 2022, we acquired a brownfield in Latina (Italy) for a total consideration of approximately €16 million. The facility commenced commercial production beginning in the fourth quarter of 2023. When fully ramped, the facility is expected to produce EZ-fill® syringes and vials in response to market needs for ready-to-use drug containment products.

We continue to evaluate future plans to expand in Zhangjiagang (China) based on future demand but have currently paused the project to focus efforts on the execution of our plants in the U.S. and Italy.

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

Supply Agreements with Schott and NEG

Schott and NEG accounted for a significant percentage of our glass tube supply in 2024.

In 2017 we entered into a Master Supply Agreement with Schott for the supply of glass tubes which was replaced by a new Master Supply Agreement dated November 21, 2019 and effective as of January 1, 2020 ("Master Agreement"). Under the Master Agreement, we are required to purchase minimum quantities. Under the Master Agreement, we must notify Schott in October every year of the desired quantity to be purchased the following year. If the required quantity exceeds the minimum quantity imposed on us under the agreement, Schott approval is required. The Master Agreement also provides for certain price adjustment mechanics based on manufacturing costs. The parties entered into a first amendment to Master Supply Agreement on December 20, 2024, which extends the term of the Master Supply Agreement so that it expires on December 31, 2025. The Master Supply Agreement contains customary termination provisions, allowing for termination by a party upon a material violation of the agreement or change of control by the other party. We are currently discussing plans to further extend the agreement.

On October 24, 2019, we entered into a Supply and Purchase Agreement with NEG for the supply of glass tubes which became effective on January 1, 2020. The agreement has a term of three years at the end of which the parties may negotiate the terms of the renewal. On December 16, 2022, the agreement was renewed for an additional three-year period (2023 through 2025). Under the agreement, we are required to purchase minimum quantities and NEG is required to supply minimum quantities. The agreement contains customary termination provisions, allowing for termination upon the other party’s default not cured within 30 days and bankruptcy, dissolution, suspension or other similar event.

Quality control

Providing high-quality products with specificity, sensitivity and consistency, coupled with extensive product validation data are fundamental drivers of customer loyalty. Customers in our target markets are particularly sensitive to products failing to meet specifications. Our success depends on our customers’ confidence in our ability to provide reliable, consistently high-quality products, which includes our ability to provide validated data to support our customers’ use of our products. In this respect, we believe that our ability to provide consistent quality standards in each of our production facilities, due to our standardized production processes and uniform quality management system, allows us to win our customers’ trust and reliance.

Biopharmaceutical and Diagnostic Solutions

All of our facilities use efficient quality control and quality assurance procedures comparable to those used in the pharmaceutical and biotechnology industries at each stage of the manufacturing process. We are certified according to applicable ISO standards. We are subject to rigorous audits by certification bodies and our customers, who perform more than 180 audits a year on our manufacturing facilities. Our control procedures in our glass manufacturing facilities focus on physical and chemical characteristics, dimensional aspects and product appearance and are carried out on each of: (i) the glass tubes and raw materials; (ii) the various process phases of production; and (iii) the finished products. Along the production line and before packaging each product undergoes an automatic inspection for cosmetic defects. Defective pieces are discarded. Inspection is carried out with highly sophisticated electronic devices using specific defect detection algorithms. At the end of the production line, products are checked using statistical control procedures to test their quality for specific cosmetic, chemical, physical and dimensional parameters. Each of our plastic manufacturing facilities also follows similar quality control procedures, albeit specific to plastic production. The control procedures include dimensional and functional tests, focused on the mechanic and cosmetic features of the products. In particular, checks are carried out on each of: (i) the raw materials; (ii) dyestuff, additives and components; (iii) the various process phases; (iv) semi-finished products; and (v) finished products.

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

Our quality activities follow a Stage Gate Model which includes the following ten stages: (i) development: intended product use is defined by the subject-matter expert (SME) through a User Requirements Specifications (URS) technical reference document, product risks are assessed through a failure mode and effect analysis (FMEA) and documented in accordance with relevant function specifications; (ii) design: design of the equipment based on the FMEA is reported in a specific format, including a traceability matrix that ties back to the user requirements specifications; (iii) production base: prepare necessary documentation and release specific bill of materials, whose accuracy is assessed based on ad hoc checklists; (iv) assembly: all components are sourced from approved suppliers and subsequently checked ahead of distribution to the assembly line. The relevant equipment is then assembled, the relevant software installed and all connections are checked and tested based on ad hoc checklists; (v) running-in: the equipment is completed and test plans are prepared; (vi) FAT: systematic verification with predefined test based on FMEA risk assessment for the specific design. Testing covers all relevant customer’s requirements; (vii) commissioning: the equipment is transported to customer’s facility and installed based on pre-agreed requirements and specifications set out in ad hoc checklists; (viii) SAT: systematic on-site verification according to pre-defined protocol and reporting to customer; and (ix) closing: project evaluation and monitoring to ensure continuing improvements.

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

Intellectual Property and Information Technology

Intellectual Property

Our products, both in the Biopharmaceutical and Diagnostic Solutions and in the Engineering segments, are highly sophisticated and based on the development of specific know-how, processes and procedures. We actively protect our intellectual property rights and know-how through patents, trademarks and trade secrets. We actively map and protect our trade secrets and thus the technology behind our core products and processes is protected by more than 80 patent families, the most important ones being those devoted to the protection of the EZ-fill® solutions, the pre-sterilized drug containment solutions for aseptic manufacturing.

Our most distinctive brands are also protected via registered trademarks, the most important being: (i) SG-toothed wheel logo, (ii) EZ-fill®, (iii) EZ-fill SMART™ (the next generation EZ-filll® product suite), (iv) NEXA® (relating to superior drug containment solutions for mechanical resistance and cosmetic quality), (v) ALBA® (relating to advanced drug containment solutions for optimized drug-containment interaction), (vi) Vertiva™ (relating to wearable injectors), (vii) Alina® (relating to pen injector devices).

Information Technology

We keep strengthening our IT framework focusing on improving IT security and best practices. We are reviewing and updating our IT policies to the latest requirements to protect the Group’s information. In 2017, we began our digital transformation process to facilitate the Group’s growth in a globally competitive market. We employ a continuous improvement approach to expand and develop our digital ecosystem over time. To date, we have:

•
migrated all users to the cloud-based Microsoft Office 365, which includes advanced threat protection and data loss prevention functionalities;
•
completed the integration of our business divisions into the SaaS cloud-based enterprise resource planning system (ERP). From 2022, we completed the roll out to China, Slovakia, Mexico, U.S. and Denmark facilities. Since January 2023, approximately 95% of our workforce is fully integrated into our cloud-based ERP and we currently expect to integrate the Brazilian facility within the first half of 2025.
•
further improved a “data factory” data intelligence solution based on Microsoft Synapse technology, providing business intelligence data.

Throughout 2024, we continued to:

•
implement a secure digital work platform;
•
improve our asset monitoring and lifecycle management;
•
migrate the current on premise IT infrastructure and adopt Microsoft Azure Cloud Services and Amazon Web Services.

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
•
reviewed our procedures in relation to quality and compliance requirements; and
•
reviewed our cybersecurity policy.

We will continue to further strengthen our cybersecurity program in 2025. We are not aware of any material cybersecurity incident over the past years, nonetheless the company is covered by a cybersecurity insurance plan. For a description of the cybersecurity risks we may be facing see “Risk Factors – Risks Relating to our Business and Industry – Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements” and “ITEM 16K. Cybersecurity”.

Research and Development

Research and development investment is a fundamental component of our growth and continued success. Our research and development team comprises more than 160 highly skilled and specialized employees operating in Italy, Germany and the U.S.

The goal of our research and development effort is twofold: (i) to facilitate the transition from hospital to home care; and (ii) enabling biologics to reach the patient safely by meeting the most critical quality and performance requirements.

We pursue these goals by investing in both the Biopharmaceutical and Diagnostic Solutions segment (with the exception of in-vitro diagnostic products in relation to which we do not conduct research) and the Engineering segment. In 2024, for example, our research and development expenses amounted to €31.7 million, the majority of which was in connection with our Drug Delivery Systems business and our high-value solutions pipeline.

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

We will continue developing new drug delivery systems based on three pillars: patient centricity, sustainability and digitalization, core capabilities to meet our customers' need for connected health devices. We apply a rigorous “stage & gate” development process, which de-risks our development projects and reduces total development costs. Development timelines for new drug delivery devices typically fall into the range of four to five years to reach the start of initial production. We cooperate with third parties on joint development projects. Pursuant to the relevant joint development agreements with these third parties, we either own, or are entitled to co-ownership of or license rights to, the intellectual property rights developed in connection with these programs.

Our main focus in Engineering is on maximizing our machine performance while reducing total cost of ownership. Further, we are broadening our portfolio of products, processes and services with the aim of creating a stable platform able to minimize planned and avoid unplanned downtime, and developing and integrating artificial intelligence into our machinery.

In certain research areas, including chemical-physical and morphological characterization of glass surfaces and interactions with drugs, we cooperate with Universities such as Ca’ Foscari University (Venice, Italy), and Federico II University (Naples, Italy). We also have a research collaboration with the University of Colorado to focus primarily on interactions and compatibility of primary packaging with biologics and the University of Padua, to investigate the interaction of our primary packaging with formulations aimed at delivering mRNA which has historically been challenging. Pursuant to the relevant cooperation agreements with these Universities, we either own, or are entitled to co-ownership of, the intellectual property rights developed in connection with these programs.

Employees

As of December 31, 2024, we employed 5,521 employees in multiple jurisdictions (approximately 57% based in Italy, 9% based in Germany, 7% based in each Mexico and the U.S., 6% in Slovakia, and 5% based in each Denmark and Brazil, and 4% based in China). The following table provides a breakdown of employees across the various main departments.

Department	Total Headcount as of December 31, 2024
Direct Labor	3,376
Industrial / Manufacturing Overhead	1,423
G&A—Corporate Functions	220
Sales & Marketing	166
Research & Development	167
G&A—Accounting Finance Control	92
Human Resources	73
CEO Office	4

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
•
Franco Stevanato was a defendant in a criminal proceeding before the court of Padua (Italy) in respect of harm suffered by an employee of Nuova Ompi S.r.l., one of our subsidiaries, in a collision between forklifts, resulting in such employee suffering a leg fracture. The proceedings started in May 2019 and relate to facts allegedly occurred when Mr. Stevanato was Responsible for Health and Safety matters of Nuova Ompi S.r.l. Mr. Stevanato was found guilty in a summary judgment, which he appealed. On July 7, 2023, in the appeal, Mr. Stevanato was acquitted in accordance with article 131-bis of the Italian criminal code for particular tenuousness of the fact. On November 16, 2023, an appeal to the judgment was filed. On December 2, 2024, the court of appeal confirmed the acquittal of Mr. Stevanato upholding the previous judgment dated July 7, 2023. A possible appeal in a third judgment trial (Cassazione) for a full acquittal formula is under evaluation.

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

Stevanato Group S.p.A.
100%
Stevanato Group International a.s. (Slovakia)
100%
Nuova Ompi S.r.l. (Italy)
100%
Ompi of Japan Co., Ltd. (Japan)
100%
Spami S.r.l. (Italy)
100%
Perugini S.r.l. (Italy)
100%
Balda Medical GmbH (Germany)
100%
Ompi Pharmaceutical Packing Technology Co. Ltd. (China)
30.76%
69.24%
Ompi N.A. S de RL de CV (Mexico)
100%
Stevanato Group Denmark A/S (Denmark)
72.14%
27.86%
Ompi do Brasil Ind. E Com. de Embalagens Farmaceuticas LTDA (Brasil)
96.15%
3.85%
Ompi of America Inc (Usa)
99.74%
Medical Glass a.s. (Slovakia)
100%
Balda C. Brewer Inc (USA)
100%
Balda Precision Inc (USA)
100%
Medirio SA (Switzerland)
Holding
Biopharmaceutical and Diagnostic Solutions
Engineering

D.
Property, Plants and Equipment

We are headquartered in Italy and our registered office is located in via Molinella 17, Piombino Dese (Padua, Italy). As of December 31, 2024, we had 13 manufacturing plants, including (i) ten production plants for manufacturing and assembly of pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to our manufacturing plants we have two sites for analytical services (in Italy and United States) and a commercial company in Japan. See “—B. Business Overview—Our Business— Manufacturing, Facilities and Supply Chain Overview—Facilities Overview” for a table setting forth a full list of our production facilities divided by business segment as of December 31, 2024.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve certain risks and uncertainties including, but not limited to, those described in the “Risk Factors” section of this annual report. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections. Certain information required by this ITEM 5, including a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, has been reported previously in our Annual Report on Form 20F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 7, 2024, under the section entitled “Operating and Financial Review and Prospects”.

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

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 75-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2023 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve eight of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

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

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s and peptides, monoclonal antibodies and RNA-based applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We estimate that our total addressable market, based on our current offering, exceeds $13 billion in terms of revenue generated by all market participants in 2024, and includes drug containment solutions, drug delivery systems, IVD solutions, and engineering. The addressable market estimation is based on data gathered by IQVIA. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

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

For the years ended December 31, 2024 and 2023, we generated 85% and 81% of revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively and 15% and 19% from our Engineering segment, respectively.

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

We have 13 manufacturing plants, including (i) ten production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the U.S.), and (ii) three plants for the production of machinery and equipment (Italy and Denmark). In addition to our manufacturing plants we have two sites for analytical services (Italy and the U.S.) and a commercial company in Japan. Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the U.S. were acquired in strategic transactions over the past 20 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in approximately 70 countries. We are expanding our global industrial footprint with capacity expansions in Fishers, Indiana, U.S., and in Latina, Italy, primarily to add capacity in our premium EZ-Fill® products to diversify our product supply and improve proximity to customers. In 2023, we elected to slow down our capacity expansion in China in order to focus efforts and resources on the ramp up of our manufacturing facilities in the U.S. and Italy where demand outpaced initial expectations. In the second quarter of 2024, the further postponement of the EZ-Fill® capacity expansion investment in China due to the diversion of a customer's EZ-Fill® project to the Group's facility in Latina, Italy, led to the recognition of an impairment loss from the write-down of the facility in Zhangjiagang, China, that was acquired in 2021 and still included among assets under construction, to the recoverable amount. On November 8, 2023, we acquired Perugini S.r.l., an Italian company specialized in the manufacturing of consumables and mechanical components for industrial machines. The acquisition had no material impact to the Group's financial condition or results of operations.

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2024	2023	%
Revenue	1,104.0	1,085.4	1.7%
Gross Profit	302.3	339.9	(11.1)%
Operating Profit	161.1	200.7	(19.7)%
Profit Before Tax	160.3	189.6	(15.4)%
Net Profit attributable to:
Equity holders of the parent	117.8	145.6	(19.1)%
Non-controlling interest	(0.0)	0.1	(120.9)%
Basic earnings per common share (in €)	0.43	0.55	(21.0)%
Diluted earnings per common share (in €)	0.43	0.55	(21.0)%
Dividend approved per share (in €) (1)	0.053	0.054	(1.9)%
Dividend approved per share (in $)	0.057	0.058	(1.7)%
(1)
At the Annual General Meeting of the Shareholders held on May 22, 2024, the shareholders approved a dividend distribution of €0.053 per outstanding share, corresponding to a total distribution of approximately €14.5 million. This distribution was made from the net profits realized in the previous financial year. In the third quarter of 2024 the Company paid dividends to shareholders of record at June 4, 2024. At the Annual General Meeting of the Shareholders held on May 24, 2023, the shareholders approved a dividend distribution of €0.054 per outstanding share, corresponding to a total distribution of approximately €14.3 million. This distribution was made from the net profits realized in the previous financial year. In July 2023 the Company paid €3.8 million to shareholders of record at June 6, 2023 and the remaining balance, which relates to dividends payable to the controlling shareholder Stevanato Holding S.r.l. was paid in the fourth quarter of 2023.

For further information on Earnings per share calculation, see “15. Earnings per Share” in the Consolidated Financial Statements.

Consolidated Statement of Financial Position Data

	(Amounts in € millions)
	At December 31,	At December 31,	Change
	2024	2023	€
Assets
Total current assets	880.1	861.9	18.2
Total non-current assets	1,448.7	1,209.7	239.0
Total assets	2,328.8	2,071.6	257.2

Liabilities and equity
Total current liabilities	477.5	574.4	(96.9)
Total non-current liabilities	447.0	364.5	82.4
Total liabilities	924.4	938.9	(14.5)
Equity	1,404.4	1,132.6	271.7
Total liabilities and equity	2,328.8	2,071.6	257.2

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

Fiscal Year 2024 Challenges

During the COVID-19 pandemic, high demand and long lead times for glass vials created an industry-wide temporary imbalance of supply and demand for glass vials, and customers stockpiled glass vials (both standard and ready-to-use) to mitigate risk and secure their supply chains. As a result of increased customer inventories for glass vials, the industry is now experiencing a slowdown in demand for glass vials as market participants continue to work down their inventories. As a consequence of our customers' inventory destocking, we experienced lower volumes and revenue attributable to glass vials starting in 2023 and throughout 2024. The lower revenue from vials (both standard and ready-to-use), coupled with the underutilization of vial production lines and the associated under absorption of overhead costs, adversely impacted gross profit and operating profit margins. The Group currently expects a more gradual recovery in vials and anticipates that vial demand will continue to normalize throughout 2025, with bulk vials expected to recover first. As a result, considering the high marginality of ready-to-use glass vials and the impact on the mix of high-value solutions, gross profit margin, operating profit margin and EBITDA margin were unfavorably impacted throughout 2024, and the Group expects that this will extend into 2025 as vial demand continues to normalize.

The Group is also experiencing temporary inefficiencies tied to the ramp-up phase of its capacity expansion projects, both in Italy and in the U.S., tempering gross profit margin, operating profit margin and EBITDA margin in 2024. Such inefficiencies reflect higher costs during the initial ramp-up phase and temporary under absorption of costs as volumes and revenue begin to increase during the ramp-up phase. These costs include the fixed assets and infrastructure, implementation of industrial processes, hiring and training of new employees, the qualification and validation activities of new production lines, as well as the time ordinarily needed by newly validated lines to progressively increase productivity to reach target level. Moreover, as anticipated, throughout the ramp-up phase depreciation of new assets has further tempered gross profit margin and operating profit margin, as the productivity of the new assets has not yet reached target level. The Group expects that as the ramp-up activities progress, and are completed, those anticipated temporary inefficiencies will gradually abate. The Group advanced progress on these expansion projects throughout 2024, and in the third quarter, the Group's new facility in Latina became profitable at the gross profit level, and the new facility in Fishers generated its first commercial revenue.

Lastly, in 2024, the Group launched a business optimization plan for the Engineering Segment to (i) address an existing backlog of work on delayed projects, (ii) improve the health of the business, and (iii) better position the business for future growth. The plan aims to: (i) optimize our industrial footprint in order to best align with our product strategy; (ii) right size the operational structure as some activities are being relocated to Italy; and (iii) harmonize our industrial processes. The Group believes these actions will lead to an improved operational structure that can drive both cost savings and gains in productivity.

The backlog of work in the Engineering Segment stems from record order intake during a period of significant supply chain constraints primarily for electronic components. The challenges are predominantly isolated to its Denmark operations where the Group has experienced increased costs on certain highly customized projects in the later stages of development. The Group is executing its business optimization plan, and in the second half of 2024, the Group delivered several complex manufacturing lines that were previously delayed. The Group expects to complete the majority of the previously delayed projects by midyear 2025. The Group expects that these ongoing initiatives will continue throughout 2025 and into 2026.

Research and Development Expenses

In 2024, our research and development expenses amounted to 2.9% of our revenue, compared to 3.3% in 2023. Expenses in research and new product development are a strategic enabler for our future growth and we expect to continue to make substantial investments in this area in coming years. Through continued spending in our research and development programs, we intend to drive revenue and profit growth through processes that will improve innovation and quality of our existing products, and facilitate the shift towards “high-value” products, services and solutions.

Our ability to leverage our recent investments in research and new product development is critical to our future performance. Our current research and development efforts are focused on the ongoing innovations in (i) advancing drug containment solutions for innovative biologic drugs, including GLP1s and peptides, RNA-based applications, monoclonal antibodies, cell and gene therapies, and (ii) patient-centric drug delivery systems that support the rising trend towards the self-administration of medicines.

In our core drug containment solutions business, the development of new products will be targeted at maintaining the stability, potency and purity of our customers’ products prior to administration. New therapies for diabetes, obesity, cancer and autoimmune diseases are based on large, complex biological molecules that are extremely sensitive to their storage environment such as RNA-based applications.

In the area of drug delivery systems, we are targeting the development of easy-to-use, accurate, reliable self-injection systems for complex pharmaceutical and biotechnology products. We have developed a portfolio of devices for this market that can be used off-the-shelf or tailored to the specific needs of the customer. We will continue developing new drug delivery device systems based on three main pillars: patient centricity, sustainability, and digitalization, all of which are core capabilities to meet our customers' need for connected health devices.

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
(ii)
Engineering: which includes all of the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (packaging and assembly, pharma visual inspection, glass converting, and after-sales support). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue recognized for the years ended December 31, 2024 and 2023, amounted to €1,104.0 million and €1,085.4 million, respectively.

For the years ended December 31, 2024 and 2023, the Biopharmaceutical and Diagnostic Solutions Segment represented 85% and 81% of revenue, respectively, while our Engineering Segment represented and 15% and 19% of revenue, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the year ended December 31, 2024, and 2023.

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

	For the year ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	933.7	170.3	—	1,104.0
Inter-Segment	4.0	187.3	(191.4)	—
Revenue	937.8	357.6	(191.4)	1,104.0

Gross Profit	268.8	56.2	(22.6)	302.3
Gross Profit Margin	28.7%	15.7%		27.4%

Operating Profit	165.6	33.1	(37.6)	161.1
Operating Profit Margin	17.7%	9.3%		14.6%

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	879.3	206.1	—	1,085.4
Inter-Segment	2.0	166.7	(168.7)	—
Revenue	881.3	372.8	(168.7)	1,085.4

Gross Profit	290.2	78.3	(28.6)	339.9
Gross Profit Margin	32.9%	21.0%		31.3%

Operating Profit	187.6	53.6	(40.5)	200.7
Operating Profit Margin	21.3%	14.4%		18.5%

Results of Operations

Year ended December 31, 2024 versus year ended December 31, 2023

The following table sets forth our results of operations for the years ended December 31, 2024 and 2023.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,				Change	Change
	2024	% of revenue	2023	% of revenue	€	%
Revenue	1,104.0	100.0%	1,085.4	100.0%	18.6	1.7%
Costs of Sales	801.7	72.6%	745.5	68.7%	56.2	7.5%
Gross Profit	302.3	27.4%	339.9	31.3%	(37.6)	(11.1)%
Other Operating Income	9.1	0.8%	10.4	1.0%	(1.3)	(12.8)%
Selling and Marketing Expenses	24.9	2.3%	25.0	2.3%	(0.1)	(0.5)%
Research and Development Expenses	31.7	2.9%	35.7	3.3%	(4.0)	(11.2)%
General and Administrative Expenses	93.7	8.5%	88.9	8.2%	4.8	5.4%
Operating Profit	161.1	14.6%	200.7	18.5%	(39.6)	(19.7)%
Finance Income	22.3	2.0%	20.3	1.9%	2.0	10.3%
Finance Expense	23.2	2.1%	31.4	2.9%	(8.2)	(26.2)%
Profit Before Tax	160.3	14.5%	189.6	17.5%	(29.3)	(15.4)%
Income Taxes	42.5	3.9%	43.9	4.0%	(1.4)	(3.1)%
Net Profit	117.8	10.7%	145.7	13.4%	(27.9)	(19.2)%

Revenue

Revenue increased by €18.6 million, or 1.7%, to €1,104.0 for the year ended December 31, 2024 compared to €1,085.4 million for the year ended December 31, 2023. This was driven by a revenue increase of €54.4 million from the Biopharmaceutical and Diagnostic Solutions Segment, which offset a revenue decline of €35.8 million in the Engineering Segment. In fiscal 2024, strong revenue growth in syringes, coupled with growth in other product categories, helped to offset a revenue decline of approximately 34% related to vials.

For the year ended December 31, 2024, revenue from high-value solutions increased to 38.3% of our total revenue, compared with 33.8% for the year ended December 31, 2023, resulting primarily from increased customer demand for high performance syringes, which offset soft demand in ready-to-use EZ-fill® vials which continues to be adversely impacted by excess customer inventories that arose during the COVID-19 pandemic. On a constant currency basis, revenue increased 2.1% for the year ended December 31, 2024.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in € million, except as indicated otherwise)
	For the year ended December 31,		Change	Change
	2024	2023	€	%

Type of goods or service
Revenue from high-value solutions	422.3	366.4	55.9	15.3%
Revenue from other containment and delivery solutions	511.4	512.9	(1.5)	(0.3)%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	933.7	879.3	54.4	6.2%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €54.4 million, or 6.2%, to €933.7 million for the year ended December 31, 2024 compared to €879.3 million in the year ended December 31, 2023, driven by strong revenue growth in syringes, coupled with growth in other product categories, helped to offset a revenue decline of approximately 34% related to vials.

For the year ended December 31, 2024, a higher mix of revenue from high-value solutions offset the revenue decrease in other containment and delivery solutions. Despite the decrease in revenue attributable to EZ-Fill® vials, revenue generated from our high-value solutions increased by €55.9 million, or 15.3%, to €422.3 million for the year ended December 31, 2024, compared to €366.4 million for the year ended December 31, 2023, driven primarily by growth in high performance syringes. Revenue generated by other containment and delivery solutions decreased by €1.5 million, or 0.3%, to €511.4 million for the year ended December 31, 2024, compared to €512.9 million for the year ended December 31, 2023. The decrease in revenue generated by other containment and delivery solutions was predominately attributable to a decrease in demand for standard bulk vials, which was offset by growth in IVD Solutions and contract manufacturing.

On a constant currency basis, revenue generated from high-value solutions increased by €56.7 million, or 15.5%, to €423.1 million for the year ended December 31, 2024, compared to €366.4 million for the year ended December 31, 2023, and revenue generated by other containment and delivery solutions increased by €1.5 million, or 0.3%, to €514.4 million for the year ended December 31, 2024, compared to €512.9 million for the year ended December 31, 2023.

Engineering

Revenue generated by the Engineering segment, decreased by €35.8 million, or 17.4%, to €170.3 million for the year ended December 31, 2024 compared to €206.1 million for the year ended December 31, 2023, mainly driven by the decrease in revenue attributable to pharmaceutical visual inspection systems and glass converting machines, partially offset by an increase in revenue attributable to packaging and assembly machines and after-sales activities.

The Group is currently executing a business optimization plan for the Engineering segment to (i) address an existing backlog of work on delayed programs, (ii) improve the overall health of the business, and (iii) better position the business for future growth. The plan currently aims to (i) optimize our industrial footprint in alignment with our product strategy; (ii) right size the operational structure as some activities are being relocated to Italy; and (iii) harmonize our industrial processes.

The Group currently believes these actions will contribute to an improved operational structure that can drive both cost savings and gains in productivity.

Revenue Breakdown by Region

The following tables present revenue by geographical markets for the year ended December 31, 2024, and 2023. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in € million, except as indicated otherwise)
	For the year ended December 31,				Change	Change
	2024	% on Revenue	2023	% on Revenue	€	%

Geographical markets
EMEA	667.8	60.5%	634.1	58.4%	33.7	5.3%
APAC	96.2	8.7%	102.9	9.5%	(6.7)	(6.5)%
North America	309.0	28.0%	317.5	29.3%	(8.5)	(2.7)%
South America	31.0	2.8%	30.9	2.8%	0.1	0.5%
Total Revenue	1,104.0	100.0%	1,085.4	100.0%	18.6	1.7%

Cost of Sales

Cost of sales increased by €56.2 million, or 7.5%, to €801.7 million for the year ended December 31, 2024 compared to €745.5 million for the year ended December 31, 2023, mainly due to (i) an increase in industrial costs tied to the ongoing ramp-up of our new manufacturing plants in the U.S. and Italy such as labor and materials and (ii) higher costs on certain complex and highly customized projects in process in our Engineering segment. In addition, for the year ended December 31, 2023, cost of sales was positively affected by €2.9 million subsidies granted by the Italian government aimed at mitigating the rise in utility costs affecting businesses and whose effects did not repeat for the year ended December 31, 2024.

In the second quarter of 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Based on a technical appraisal, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-Fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The change in the expected useful lives of the machinery was treated as a change in estimate starting from April 1, 2024. The reduction in depreciation expense in the second, third and fourth quarter of 2024 related to the machines for which expected useful lives were reassessed approximated total €14.5 million. Despite this change, the depreciation slightly increased for the year ended December 31, 2024 compared to the year ended December 31, 2023 due the ramp-up of both Latina and Fishers plants as the Group continues to bring new manufacturing lines into operation which is expected to continue throughout 2025.

For the year ended December 31, 2024, the Group recorded an impairment loss of €2.6 million resulting from the write-down of a facility in Zhangjiagang, China, that was acquired in 2021 and still included in assets under construction, to its estimated recoverable amount. The write-down of the Zhangjiagang facility resulted from the further postponement of the EZ-Fill® capacity expansion investment due to the diversion of a customer's EZ-Fill® project to the Group's facility in Latina, Italy, and to the increasing focus on the capacity expansion projects in the U.S. and Italy. The recoverable amount approximates €11 million and is based on the fair value of the building resulting from a technical asset appraisal.

As a percentage of revenue, cost of sales was 72.6% for the year ended December 31, 2024 compared to 68.7% for the year ended December 31, 2023.

For the year ended December 31, 2024, cost of sales included €12.3 million of start-up costs mainly related to the new facilities in Fishers, Indiana, U.S., and in Latina, Italy, compared to €10.6 million of start-up costs for the year ended December 31, 2023. These costs are primarily related to labor costs incurred prior to commercial operation, namely recruiting, hiring, training and travel expenses of personnel. For the year ended December 31, 2024 cost of sales included also €0.5 million of restructuring and labor-related costs principally linked to the reorganization taking place in our Danish plant.

Gross Profit

For the year ended December 31, 2024, gross profit decreased by €37.6 million, or 11.1%, to €302.3 million compared to €339.9 million for the year ended December 31, 2023. Gross profit margin decreased to 27.4% for the year ended December 31, 2024 compared to 31.3% for the year ended December 31, 2023, resulting from a decrease in gross profit margin from both the Biopharmaceutical and Diagnostic Solution Segment and the Engineering Segment.

For the year ended December 31, 2024, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment amounted to 28.7% compared to 32.9% for the year ended December 31, 2023. The decrease in gross profit margin was primarily due to (i) vial destocking by our customers which resulted in lower revenue related to more accretive EZ-fill® vials which negatively impacted the mix within high-value solutions, as well as the underutilization of standard and ready-to-use glass vial production lines with the associated under absorption of overhead costs, and (ii) the expected temporary inefficiencies due to the ramp-up of the new manufacturing plants in the United States and Italy. This was partially offset by an increased contributions from high-value syringes. Additionally, during the year ended December 31, 2023, gross profit margin benefited from grants from the Italian government to subsidize the rise in utility costs which did not repeat for the year ended December 31, 2024.

For the year ended December 31, 2024, gross profit margin for the Engineering segment decreased to 15.7% compared to 21.0% for the year ended December 31, 2023. The decrease in gross profit margin was driven by increased costs on certain highly complex and customized projects in the final stages of development primarily in visual inspection business, and expenses tied to our business optimization plan.

Other Operating Income

Other operating income decreased by €1.3 million, or 12.8%, to €9.1 million for the year December 31, 2024, compared to €10.4 million for the year ended December 31, 2023. Other operating income varies yearly depending on the specific contracts in place at the time, and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) certain insurance refunds, (iii) government grants, (iv) income from rentals, and (v) certain cost recharges. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Selling and Marketing Expenses

Selling and marketing expenses amounted to €24.9 million for the year ended December 31, 2024 and were consistent with €25.0 million for the year ended December 31, 2023 due to lower costs for business development and industry events, offset by an increase in personnel expenses.

As a percentage of revenue, selling and marketing expenses was 2.3% for each of the years ended December 31, 2024 and 2023.

Research and Development Expenses

Research and development expenses decreased by €4.0 million, or 11.2%, to €31.7 million for the year ended December 31, 2024, compared to €35.7 million for the year ended December 31, 2023. Such expenses include costs for research and development activities primarily tied to innovation in our high value solutions product offering including drug containment and drug delivery systems (pen-injectors, auto-injectors and on-body delivery systems) as well as amortization and depreciation for €3.4 million for the year ended December 31, 2024 (€4.8 million for the year ended December 31, 2023). The decrease in research and development expenses is primarily due to cost management and project optimization initiatives for certain ongoing projects as well as timeframe modifications of certain project activities, including customer directed changes. This decrease was partially offset by higher personnel costs to support strategic R&D activities launched at the Group level, particularly within the Engineering segment, as well as severance payments.

For the year ended December 31, 2024 research and development expenses included €1.3 million for restructuring and related charges, which contained the aforementioned severance payments.

As a percentage of revenue, research and development expenses was 2.9% for the year ended December 31, 2024 compared to 3.3% for the year ended December 31, 2023.

General and Administrative Expenses

General and administrative expenses increased by €4.8 million, or 5.4%, to €93.7 million for the year ended December 31, 2024, compared to €88.9 million in the year ended December 31, 2023. These expenses include depreciation and amortization of €8.9 million (compared to €8.3 million for the year ended December 31, 2023). The increase in general and administrative expenses was mainly attributable to the increase in personnel expenses linked to (i) severance payments, (ii) new hires to support business growth, (iii) salary increases primarily due to merit increases and mandatory increases under national collective agreements. This increase was partially offset by the reduction in insurance expenses, including Directors and Officers insurance.

For the year ended December 31, 2024, general and administrative expenses included €0.8 million of start-up costs mainly related to the new facility in the U.S., €2.3 million for restructuring and related charges, and €0.2 million including other severance costs.

For the year ended December 31, 2023, general and administrative expenses included €1.4 million of start-up costs principally related to the new facilities in Indiana, U.S., and Latina, Italy and €0.3 million of restructuring and related charges.

As a percentage of revenue, general and administrative expenses was 8.5% for the year ended December 31, 2024 compared to 8.2% for the year ended December 31, 2023.

Operating Profit

Operating profit decreased by €39.6 million, or 19.7%, to €161.1 million for the year ended December 31, 2024, compared to €200.7 million for the year ended December 31, 2023. Operating profit margin for the year ended December 31, 2024 decreased to 14.6% compared to 18.5% for the year ended December 31, 2023, mostly due to the reduction of gross profit margin.

For the year ended December 31, 2024, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 17.7%, compared to 21.3% for the year ended December 31, 2023. The decrease in operating profit margin was primarily due to the reduction in gross profit margin and other operating income, partially offset by better absorption of selling, general and administrative and research and development expenses.

For the year ended December 31, 2024, Engineering operating profit margin was 9.3%, compared to 14.4% for the year ended December 31, 2023. The decrease in operating profit margin was mainly driven by the decrease in gross profit margin.

Net Finance Expenses

Finance expenses, net of finance income, decreased by €10.2 million to a net expense balance of €0.9 million for the year ended December 31, 2024, from a net expense balance of €11.1 million for the year ended December 31, 2023. The change in net finance expenses was mainly due to the dynamics of foreign currency exchange rates for the years ended December 31, 2024 and 2023. In particular, for the year ended December 31, 2023 the weakening of the U.S. Dollar against the Mexican Peso and the Euro, resulted in a recognition of a foreign exchange net loss, both realized and non-realized, mainly related to the trade receivable denominated in U.S. dollars originally booked at a favorable exchange rate compared to the closing rate. For the year ended December 31, 2024, the foreign exchange trend reversed, with the revaluation of the U.S. Dollar against the Mexican Peso and the Euro, resulting in a recognition of foreign exchange net gain for sales denominated in U.S. Dollar. These effects were partially offset by the fair value adjustment related to trading derivatives that the Group had entered into to reduce the level of foreign currency risk.

Profit Before Tax

Profit before taxes decreased by €29.3 million, or 15.4%, to €160.3 million for the year ended December 31, 2024, compared to €189.6 million for the year ended December 31, 2023.

Income Taxes

Income taxes decreased by €1.4 million, or 3.1%, to €42.5 million for the year ended December 31, 2024, compared to €43.9 million for the year ended December 31, 2023 as described below.

The effective tax rate for the year ended December 31, 2024, increased to 26.5% compared to 23.1% for the year ended December 31, 2023. The increase in the effective tax rate was mainly attributable to the Group's Italian legal entities due to the abolition of two significant tax grants, (i) the "ACE" tax benefit (linked to reinvestment of profits in the company), and (ii) the Italian tax energy bonuses which were recognized for the year ended December 31, 2023 and whose effects did not repeat in the year ended December 31, 2024.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2024	2023	€
Current Income Tax
Current Taxes	57.7	60.7	(3.0)
Deferred Taxes
Deferred Taxes	(15.2)	(16.8)	1.6
Income Tax Expenses reported in the statement of profit or loss	42.5	43.9	(1.4)

Current Taxes

Current taxes decreased by €3.0 million, or 4.9%, to €57.7 million for the year ended December 31, 2024, compared to €60.7 million for the year ended December 31, 2023. The decrease was mainly due to the slightly lower taxable income in the Italian Group’s legal entities for the year ended December 31, 2024.

Deferred Taxes

For the year ended December 31, 2024, we recorded a deferred taxes benefit of €15.2 million, compared to the €16.8 million deferred tax benefit for the year ended December 31, 2023. For the year ended December 31, 2024 the change in tax benefit was mainly due to (i) the deferred tax assets recorded on tax losses carry forward; (ii) the release of deferred tax assets following intercompany sales of R&D projects; (iii) other releases of deferred tax assets, primarily related to the elimination of intercompany margin related to machinery built and sold within the Group.

Net Profit

Net profit decreased by €27.9 million, or 19.2%, to €117.8 million (or €0.43 of Diluted EPS or €0.48 of Adjusted Diluted EPS) for the year ended December 31, 2024, compared to €145.7 million (or €0.55 of Diluted EPS or €0.58 of Adjusted Diluted EPS) for the year ended December 31, 2023. For details on "Adjusted Diluted EPS" see "Key Indicators of Performance and Financial Condition - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit and Adjusted Diluted EPS" below.

Year ended December 31, 2023 compared to the year ended December 31, 2022

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects - A. Operating Result - Results of Operations

- Year ended December 31, 2023, versus year ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 7, 2024.

B.
LIQUIDITY AND CAPITAL RESOURCES

We finance our operations mainly through cash generated by our operating activities, debt financing and equity financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference between current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity are our cash and cash equivalents, short-term loan facilities, and medium and long-term loans from a number of financial institutions, as described below, and the equity markets. At December 31, 2024, we had cash and cash equivalents of €98.3 million (compared to €69.6 million in 2023) and other current financial assets (other than derivatives) of €0.6 million (compared to €0.7 million in 2023). Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds that will be generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

In February 2025, we secured a loan totaling €20.0 million to support our ongoing capital investments in growth platforms. The loan agreement, financed by Banca Monte dei Paschi, has a five-year tenor, with three years of interest-only payments and two years of amortizing period. The loans are intended to finance capacity expansion to increase production, primarily for the new facilities in Fishers, Indiana, and Latina, Italy. This loan requires compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loan.

Our total current liabilities were €477.5 million as of December 31, 2024 (compared to €574.4 million as of December 31, 2023), which primarily includes €231.0 million trade payables, €16.5 million contract liabilities, €16.6 million advances from customers, €111.8 million financial liabilities, €25.4 million tax payables, €5.1 million lease liabilities, €4.1 million current provision for warranty, and €66.8 million other liabilities mainly relating to payables to personnel and social security institutions, other tax payables, deferred income and prepayments, as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

Follow on offering of ordinary shares

On March 26, 2024, Stevanato Group closed its upsized underwritten follow-on public offering of an aggregate of 14,605,000 of its ordinary shares, including the full exercise of the underwriters’ option to purchase 1,905,000 additional ordinary shares to cover over-allotments, at a public offering price of USD 26.00 per share. For the year ended December 31, 2024 the cash flow generated from the net proceeds from the follow-on offering after deducting underwriting discounts and commissions and offering expenses amounted to EUR 169.8 million.

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

The Note Purchase Agreement imposes certain covenants on us, including: (i) the notes must always rank at least pari passu with all other unsecured and unsubordinated indebtedness of the company and the guarantor; (ii) any covenant included in a different financing agreement which is more favorable to the lenders must apply to the Note Purchase Agreement, as well; (iii) no merger or consolidation for any guarantor unless expressly permitted by the Note Purchase Agreement; (iv) no dealings with sanctioned entities; (v) the ratio of consolidated net debt to consolidated EBITDA not to be greater than 3.50 to 1.00 with an increase of up to 4.0x once; (vi) consolidated net debt to equity not to be greater than 2 to 1; (vii) no liens in excess of a certain amount except for, among others, (a) existing ones, (b) tax liens, (c) liens in the ordinary course of business, (d) judgment liens; (viii) no sale of assets in excess of a certain amount; (ix) no subsidiary indebtedness beyond a certain basket; and (x) no segregation of assets under Italian law.

As at December 31, 2024 and 2023, the Company was in compliance with all financial covenants.

Additional Medium and Long-Term Loan Facilities

As at December 31, 2024, we had medium and long-term loan facilities totaling €312.2 million fully drawn down.

The total outstanding amount was raised between 2018, 2019, 2023 and 2024. Approximately €29.0 million outstanding as at December 31, 2024 were raised in 2019 from four banks. The average term is 1.2 years. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 1.4%. These loan agreements impose certain covenants on us, including: (i) not to exceed certain consolidated net debt to consolidated EBITDA ratios (not greater than 4.0 to 1.0 in two of the loan agreements and not greater than 3.5 to 1.0, at 4.0x, in the remaining agreements); (ii) to maintain a consolidated net debt to equity ratio equal to or lower than 2 to 1 and at least amounting to €200 million; (iii) not to sell assets having a value, or to grant liens or loans to third parties, exceeding certain amounts; (iv) to ensure that the loans always rank at least pari passu with other debt of the company; (v) not to segregate assets (as defined under Italian law); and (vi) not to distribute dividends or reserves nor to carry out extraordinary transactions resulting in the breach of financial covenants.

Approximately €3.4 million outstanding as at December 31, 2024 were raised in 2018. These loans will be fully repaid in the first half of 2025. These loans include covenants consistent with those described for the 2019 loans. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 1.2%.

Approximately €160.0 million outstanding as at December 31, 2024 were raised in 2023. The average term is 2.1 years. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 3.5%. These loans include covenants consistent with those described for the 2019 loans.

In January and March 2024, Stevanato Group entered into two unsecured term loan agreements totaling €80.0 million to support the expansion of production capacity. The first loan agreement was financed by BPER Banca for €30.0 million and the second loan for €50.0 million was financed by Banca Intesa Sanpaolo. Both financings have a five-year tenor, with two years of interest-only payments and three years of amortizing period with quarterly repayment of the installments at constant principal portion. In December 2024, Stevanato Group secured a term loan agreement financed by BPER Banca amounting to €40.0 million. The loan is at floating rates and has a six-year tenor with two years of interest-only payments and four years of amortizing period with quarterly repayment of the installments at constant principal portion. The average term of the loans raised in 2024 is 3.0 years. The average all-in floating interest rate, inclusive of upfront fees, is 4.2%. These loans include covenants consistent with those described for the 2019 loans.

As at December 31, 2024 and 2023, all financial covenants are complied with.

Short-Term Loan Facilities

As of December 31, 2024, we had short-term facilities totaling €160.7 million in available principal, of which we had drawn down €50.0 million. These €50.0 million are almost entirely denominated in Euro except for €29 thousand which are denominated in Danish kroner (for a countervalue of DKK 220 thousand).

Capital Expenditures

During the fiscal year ended December 31, 2024, capital expenditures amounted to €286.6 million. Capital expenditure for growth and capacity expansion (defined as all investments related to existing capacity increase, i.e. new industrial lines, new buildings, warehouse/production unit expansion) was €254.1 million, which included (i) €200.0 million for new EZ-Fill® production lines and related buildings expansion, principally in Fishers, U.S., (€112.8 million) and in Latina, Italy, (€65.2 million), (ii) €29.6 million for the completion of our glass containment solutions capacity expansion, (iii) €24.5 million for new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions and molds.

In the U.S., construction of the new facility continues to progress. We launched customer validation activities in late 2023 and in the third quarter of 2024, we initiated commercial production.

As at December 31, 2024 committed supplier orders related to the ongoing investments equaled approximately €94 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA).

Capital expenditures for maintenance, increasing quality, improving our IT systems, improving efficiency of our production processes, improving safety and energy management of our plants and production sites amounted to €23.0 million. Capital expenditures for research and development, including laboratory equipment, molds, and other related equipment, amounted to €9.5 million.

Cash Flow

Year ended December 31, 2024 versus year ended December 31, 2023

The following table presents the summary consolidated cash flow information for the years ended December 31, 2024 and 2023.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2024	2023	€
Cash flows from operating activities	155.8	105.2	50.6
Cash flows used in investing activities	(310.2)	(421.2)	111.0
Cash flows from financing activities	183.2	158.0	25.2
Net change in cash and cash equivalents	28.8	(158.0)	186.8

Cash generated from operating activities

Net cash generated from operating activities was €155.8 million for the year ended December 31, 2024. For the year ended December 31, 2024 the net cash generated from operating activities was primarily the result of (i) profit before taxes of €160.3 million adjusted for €80.7 million of depreciation and amortization and impairment of PPE, €5.8 million of net finance expense, (ii) €3.6 million from change in provisions, (iii) €12.3 million generated from the net change in inventories and contract assets, and (iv) €1.3 million of interests received. These cash flows were partially offset by (i) €25.9 million cash absorbed from the change in trade payables, contract liabilities, advances and other liabilities, (ii) €3.8 million from the net change in trade receivables e and other assets, (iii) €6.8 million net other non-cash expenses; (iv) €64.3 million income tax paid and (v) €7.4 million net finance interests paid.

Net cash generated from operating activities was €105.2 million for the year ended December 31, 2023. For the year ended December 31, 2023 the net cash generated from operating activities was primarily the result of (i) profit before taxes of €189.6 million adjusted for €78.5 million of depreciation and amortization expenses, €3.7 million of net finance expense and €0.5 million of gains from the disposal of fixed assets, (ii) €2.4 million from change in provisions, including the allowance for bad and doubtful debts, and employee benefits, (iii) €13.0 million net other non-cash expenses and (iv) €105.0 million cash generated from the change in trade payables, contract liabilities, advances and other liabilities. These cash inflows were partially offset by (i) €113.6 million cash absorbed from the net change in inventories and contract assets, (ii) €93.9 million from the net change in trade receivables e and other assets, (iii) €76.8 million income tax paid and (iv) €2.2 million net finance interests paid.

Cash used in investing activities

Net cash used in investing activities was €310.2 million for the year ended December 31, 2024, as we continued to execute our strategic investments in capacity expansion for high value solutions to meet customer demand. For the year ended December 31, 2024 net cash used in purchasing property and equipment amounted to €302.6 million net of the advance payment of approximately €5.3 million received from the U.S. Biomedical Advanced Research and Development Authority (BARDA) which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies. Net cash used in investing activities was also attributable to capital expenditures of €11.0 million for intangible assets, primarily including internally generated development costs and costs associated with the Group's ongoing digitalization efforts and other software implementations.

For the year ended December 31, 2024 the net cash spent as price adjustment to acquire Perugini S.r.l. was €0.2 million.

These cash outflows were partially offset by the proceeds from the sale of property, plants and equipment (primarily related the disposal of a building in Denmark) and from the investments in financial assets for a total of €3.5 million.

Net cash used in investing activities was €421.2 million for the year ended December 31, 2023, consisting mainly of the purchase of property and equipment to increase our production capacity for both our EZ-Fill® product portfolio and our bulk business as well as construction works related to our new facilities in Fishers and Latina. For the year ended December 31, 2023 net cash used in purchasing property and equipment as well as intangible assets amounted to €441.9 million net of the advance payment of approximately €22.4 million received from the U.S. Biomedical Advanced Research and Development Authority (BARDA) which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies.

For the year ended December 31, 2023 the net cash spent to acquire Perugini S.r.l. was €3.6 million while the cash used for investing in other financial assets amounted to €4.2 million.

These cash outflows were partially offset by the proceeds from the life insurance policies redemption for €27.9 million.

Cash used in and generated from financing activities

Net cash flows generated from financing activities was €183.2 million for the year ended December 31, 2024. For the year ended December 31, 2024, the net cash generated from financing activities was primarily related to the net proceeds received upon completion of our upsized follow-on underwritten public offering of ordinary shares, after deducting underwriting discounts and commissions and offering expenses, for €169.8 million and from borrowings for €190.2 million. These cash inflows were partially offset by (i) €155.8 million repayments of borrowings, (ii) €14.5 million dividends payment, and (iii) €6.5 million payment of the principal portion of lease liabilities.

Net cash flows generated from financing activities was €158.0 million for the year ended December 31, 2023. For the year ended December 31, 2023, the net cash generated from financing activities was primarily related to the proceeds from borrowings for €247.5 million. These cash inflows were partially offset by € 69.0 million repayments of borrowings, by €5.9 million payment of the principal portion of lease liabilities, by €14.3 million dividends paid and by €0.3 million for the acquisition of non-controlling interests in Ompi of Japan Co. Ltd.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was an increase of €28.8 million for the year ended December 31, 2024, compared to a reduction of €158.0 million for the year ended December 31, 2023.

Off Balance Sheet Arrangements

Off-balance sheet arrangements may be summarized as follows:

	(Amounts in € millions)
	At December 31,	At December 31,
	2024	2023
Guarantees	112.6	128.1
of which secured	—	4.7
Total Guarantees	112.6	128.1

At December 31, 2024, we issued guarantees to third parties for €112.6 million (€128.1 million at December 31, 2023) in the ordinary course of business. Such amount includes advance payment and performance bonds as well as suretyships and letters of comfort to financial institutions on outstanding short-term facilities in favor of foreign subsidiaries.

Tabular Disclosure of Contractual Obligations and Commitments

The following table summarizes payments due under our contractual obligations and commitments at December 31, 2024:

	(Amounts in € millions, except as indicated otherwise)
	Due within one year	Due between two and three years	Due between four and five years	Due beyond five years	Total
Borrowings (1)	106.8	178.0	67.5	10.0	362.3
Notes	—	24.9	24.9	—	49.8
Lease liabilities (2)	5.1	6.2	4.1	1.5	16.9
Trade payables	231.0	—	—	—	231.0
Tax payables	25.4	—	—	—	25.4
Other liabilities (3)	56.0	—	—	1.8	57.8
Employee Benefits	0.1	0.2	—	6.9	7.2
Total liabilities	424.4	209.3	96.5	20.2	750.4

(1)
Represents the cash flow for loan repayment obligations, including amortized cost effect and bank overdrafts for €50.0 million, relating to bank loans. The loans include provisions which may accelerate the reimbursement plan of the obligations, such as in case of breach of covenants, change of control or cross default.
(2)
Represents the discounted cash flow for lease obligations relating mainly to manufacturing facilities, plant and machinery and IT infrastructure, vehicles and other tangible assets.
(3)
Represents other liabilities reflected on our balance sheet and, in particular, payables to personnel and social security institutions, other tax payables, as well as allowance for future expected customer returns.

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

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurring when the financial results of foreign subsidiaries are converted into the Group's functional currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our revenue. We calculate constant currency revenue by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported revenue. The following tables set forth the calculation of Constant Currency Revenue for the fiscal year ended December 31, 2024 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the year ended December 31, 2024	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	422.3	511.4	933.7	170.3	1,104.0
Effect of changes in currency translation rates	0.8	3.0	3.8	0.1	3.9
Constant Currency Revenue	423.1	514.4	937.5	170.4	1,107.9

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the year ended December 31, 2024	423.1	514.4	937.5	170.4	1,107.9
Reported Revenue for the year ended December 31, 2023	366.4	512.9	879.3	206.1	1,085.4
Change in revenue at constant currency	56.7	1.5	58.2	(35.7)	22.5
% Change in revenue at constant currency	15.5%	0.3%	6.6%	(17.3)%	2.1%

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

The following table sets forth the calculation of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin for the fiscal years ended December 31, 2024 and 2023 and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measures, Net Profit and Net Profit Margin. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2024	2023	%
Net Profit	117.8	145.7	(19.2)%
Income Taxes	42.5	43.9	(3.1)%
Finance Income	(22.3)	(20.3)	10.3%
Finance Expenses	23.2	31.4	(26.2)%
Operating Profit	161.1	200.7	(19.7)%
Depreciation and amortization and impairment of PPE	80.7	78.5	2.8%
EBITDA	241.8	279.2	(13.4)%
Adjusting items	17.4	12.3	41.2%
Adjusted EBITDA	259.2	291.5	(11.1)%

Revenue	1,104.0	1,085.4
Net Profit Margin (Net Profit/ Revenue)	10.7%	13.4%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	23.5%	26.9%

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

The following table sets forth the reconciliation of EBITDA, Operating Profit, Income Taxes, Net Profit, Diluted EPS with Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS for the fiscal years ended December 31, 2024 and 2023.

	(Amounts in € millions, except as indicated otherwise)
For the year ended December 31, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	241.8	161.1	42.5	117.8	0.43
Adjusting items:
Start-up costs new plants (1)	13.0	13.0	3.5	9.5	0.04
Restructuring and related charges (2)	4.0	4.0	1.0	3.0	0.01
Other severance costs (3)	0.4	0.4	0.1	0.3	0.00
Adjusted	259.2	178.5	47.1	130.6	0.48

	(Amounts in € millions, except as indicated otherwise)
For the year ended December 31, 2023	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	279.2	200.7	43.9	145.7	0.55
Adjusting items:
Start-up costs new plants (1)	12.0	12.0	3.2	8.8	0.03
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	291.5	213.0	47.2	154.7	0.58

(1)
During the year ended December 31, 2024 and 2023, the Group recorded €13.0 million and €12.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to commercial operation that are associated with recruiting, hiring, training and travel expenses of personnel.
(2)
During the year ended December 31, 2024 and 2023, the Group recorded €4.0 million and €0.3 million of restructuring and related charges among cost of sales, research and development and general and administrative expenses. These are mainly employee costs related to the reorganization of certain business functions.
(3)
During the year ended December 31, 2024, the Group recorded €0.4 million related to personnel expenses, including other severance costs.
(4)
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

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,
	2024	2023
Revenue	1,104.0	1,085.4
Operating Profit Margin (Operating Profit/ Revenue)	14.6%	18.5%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	16.2%	19.6%

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

The following table sets forth the CAPEX for the fiscal years ended December 31, 2024 and 2023:

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2024	2023	€
Addition to Property, plants and equipment (1)	275.6	444.6	(169.0)
Addition to Intangible Assets	11.0	8.7	2.3
CAPEX	286.6	453.3	(166.7)
(1)
For the year ended December 31, 2023 the addition related to the grant of land by the city of Fishers amounting to €8.3 million is excluded.

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

The following table sets forth the calculation of Free Cash Flow for the fiscal years ended December 31, 2024 and 2023:

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2024	2023	€
Cash flow from operating activities	155.8	105.2	50.6
Interest paid	7.4	3.1	4.3
Interest received	(1.3)	(0.9)	(0.4)
Purchase of property, plant and equipment	(302.6)	(433.2)	130.6
Proceeds from sale of property plant and equipment	3.2	0.6	2.6
Purchase of intangible assets	(11.0)	(8.7)	(2.3)
Free Cash Flow	(148.5)	(333.9)	185.4

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

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,
	2024	2023
Non-current financial liabilities	(317.7)	(255.6)
Current financial liabilities	(116.9)	(143.3)
Other non-current financial assets - Fair value of derivatives financial instruments	—	0.6
Other current financial assets	1.3	4.4
Cash and cash equivalents	98.3	69.6
Net (Debt)/ Cash	(335.0)	(324.4)

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is determined as the sum of non-current assets (excluding the fair value of derivatives financial instruments) and net working capital, less the sum of provisions and non-current liabilities (excluding non-current advances from customers). Net working capital is the difference between current assets and current liabilities, excluding current financial assets, current financial liabilities and cash and cash equivalents, to which the non-current advances from customers and non-current assets held for sale are added.

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,
	2024	2023
- Goodwill and Other intangible assets	83.6	81.0
- Right of use assets	15.7	18.2
- Property, plant and equipment	1,248.4	1,028.5
- Financial assets - investments FVTPL	0.2	0.7
- Other non-current financial assets	5.4	4.5
- Deferred tax assets	95.3	76.3
Non-current assets excluding FV of derivative financial instruments	1,448.7	1,209.2

- Inventories	245.2	255.3
- Contract assets	168.5	172.6
- Trade receivables	296.0	301.8
- Trade payables	(231.0)	(277.8)
- Advances from customers	(16.6)	(22.9)
- Non-current advances from customers	(44.0)	(39.4)
- Contract liabilities	(16.5)	(22.3)
Trade working capital	401.6	367.2

- Tax receivables and Other receivables	70.6	58.2
- Non-current assets held for sale	0.2	—
- Tax payables and Other liabilities	(92.2)	(107.0)
- Current provisions	(4.1)	(1.1)
Net working capital	376.1	317.4

- Deferred tax liabilities	(12.6)	(9.6)
- Employees benefits	(7.2)	(7.4)
- Non-current provisions	(2.8)	(4.0)
- Other non-current liabilities	(62.7)	(48.5)
Total non-current liabilities and provisions	(85.3)	(69.5)

Capital employed	1,739.4	1,457.1

Net (Debt)/ Cash	(335.0)	(324.4)

Equity	(1,404.4)	(1,132.6)

Total Equity and Net (Debt)/ Cash	(1,739.4)	(1,457.1)

C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company—B. Business Overview.”

D.
TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2024 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.
CRITICAL ACCOUNTING ESTIMATES

See "Significant judgments and estimates" in our Consolidated Financial Statements.

ITEM 6. Directors, Senior Management and Employees

A.
Directors and Senior Management
Directors and Executive Officers

The following table sets forth information regarding the directors and executive officers of the Company.

Directors and Executive Officers	Age	Position/Title
Sergio Stevanato	81	Director—Emeritus Chairman
Franco Stevanato(2)	51	Director— Chairman and Chief Executive Officer
Alvise Spinazzi	51	Director
Fabrizio Bonanni	78	Director
Fabio Buttignon	65	Director
Madhavan Balachandran	73	Director
Donald Eugene Morel Jr.	67	Director
William Federici	65	Director
Paola Vezzaro(1)	56	Director
Franco Moro(2)	62	Director
Karen Flynn	61	Director
Luciano Santel	67	Director
Marco Dal Lago	52	Chief Financial Officer
Mauro Stocchi	58	Chief Business Officer
Paolo Patri(3)	55	Chief Technology Officer
Riccardo Butta	59	President Americas
Ugo Gay	60	Chief Operating Officer

(1) On November 25, 2024, Ms. Vezzaro unexpectedly passed away.

(2) Effective June 30, 2024, Mr. Moro resigned as Chief Executive Officer but remains a director, and Mr. Franco Stevanato was appointed Chief Executive Officer.

(3) Effective February 29, 2024, Mr. Patri departed Stevanato Group to pursue other opportunities.

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

Franco Moro. Graduated in Chemical Engineering from the University of Padua in 1987, he obtained an MBA from SDA Bocconi in Milan. Mr. Moro has gained significant experience managing global manufacturing companies for over 30 years. He has worked as plant director of FIS—Fabbrica Italiana Sintetici and then of Cambrex Profarmaco Milano, before taking over as Chief Executive Officer of FIS—Fabbrica Italiana Sintetici from 2010 to 2018. Mr. Moro joined Stevanato Group in 2019 and after serving as Chief Operating Officer for 2 years, was appointed as Chief Executive Officer in February 2021, which role he served until June 30, 2024. He has been a member of the board of directors of Stevanato Group since February 2021.

Karen Flynn. Holds a Master of Science in Business Administration from Boston University and a Master of Science in Engineering from the University of Pennsylvania. She received her Bachelor of Science in Pre-Professional Studies from the University of Notre Dame.She has been a member of the board of directors of Stevanato Group since 2024.Karen Flynn has more than 35 years of experience in the pharmaceutical services industry. She retired in October 2023 from the position of President, Biomodalities at Catalent Pharma Solutions, a position she held since April 2023. Prior to this, she was Senior Vice President and Chief Commercial Officer at Catalent until September 2022. She joined Catalent as President, Biologics and Chief Commercial Officer in January 2020 and held that position until October 2021. Before Catalent, Ms. Flynn was Senior Vice President and Chief Commercial Officer for West Pharmaceutical Services, Inc. from 2016 to 2019, and served as its President of Pharmaceutical Packaging Systems from 2014 and President of the Americas Packaging Systems business from 2012. Prior to this, she held a number of positions of increasing responsibility in technical, marketing and sales roles. Ms. Flynn serves on the board of Quanterix Corporation (NASDAQ:QTRX), Sotera Health (NASDAQ: SHC), and a privately held company. She previously served on the boards of Recro Pharmaceuticals (NASDAQ:SCTL) from September 2015 to January 2020 and Catalent (NYSE:CTLT) from September 2022 to January 2024. She serves on the Board of Trustees for the Franklin Institute.

Luciano Santel. After graduating in Business Administration at University Ca' Foscari of Venice, he spent his early years in international audit companies such as Ernst & Young and Arthur Andersen. He worked as Finance Director at IVG and then at Rossignol group. In 1996 he became Chief Operating Officer of Retail Brand Alliance (already Casual Corner group Inc.) where he remained until 1999 when he joined Luxottica Group S.p.A. as Vice President International Development. From 2001 to 2009 he was Chief Corporate Officer at Geox S.p.A., whilst in 2009 he became Chief Executive Officer of Stefanel S.p.A. He also served as an Independent Director of Luxottica Group S.p.A. from 2015 to 2020.In 2013 he joined Moncler Group as Chief Corporate Officer. He is currently Executive Director of Moncler Group and Chief Corporate & Supply Officer of the Moncler Group; he is also Manager in Charge pursuant to Article 154-bis of the Consolidated Law on Finance. He has been a member of the board of directors of Stevanato Group since 2024.

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

Ugo Gay. Graduated from the Economics School of Turin and the Administrative School of Milan, he holds over 30 years of solid and diverse international management experience in the pharmaceutical and diagnostics industry. In 1995, he joined to Istituto Biologico Chemioterapico di Torino, where he became Group CEO for a subsidiary of Istituto in 1998. Joining Diasorin in 2000 as Sales Director for the Italian market, he held various positions as Vice President on the Board of Assobiomedica and the European Diagnostic Manufacturers Association (EDMA). In 2012, he continued his career within Diasorin's Industrial Operations (EMEA), eventually becoming Senior Vice President of Corporate Industrial Operations in 2019. Following the spin-off of a business unit in 2022, he assumed the CEO and General Manager role of the new subsidiary, Diasorin Italia S.p.A. Ugo is currently Vice President of Assobiotec and was appointed Chief Operations Officer of Stevanato Group in March 2024.

B.
Compensation

Compensation Report

As a matter of Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company's shareholders generally determine the base compensation for all Board members, including non-executive directors.

The aggregate compensation for members of our board of directors (including pension expense and long- term benefits) was €2,435 thousand for the year ended December 31, 2024.

The aggregate compensation for members of our key management personnel (excluding Chairman and including Chief Executive Officer) was €4,886 thousand for the year ended December 31, 2024. The compensation for each of our key management personnel consists of the following elements: base salary, fringe benefit, KPI-based bonus, pension expense, share-based payments and severance payments.

Long Term Incentive Plan

On December 15, 2022, we approved by means of resolution taken by the Board of the Directors of the Company the Restricted Share Plan 2023-2027 (the “RSP”) and the Performance Share Plan 2023-2027 (the “PSP”) with a duration of 5 years, running from January 1, 2023 until December 31, 2027, which are governed by their own regulation (the “Long Term Plan Regulation”). The Plan has a vesting period of three-years: the first cycle from January 1, 2023, to December 31, 2025, the second cycle from January 1, 2024, to December 31, 2026, and the third cycle from January 1, 2025, to December 31, 2027. The total number of SG ordinary shares available for granting under the first and the second cycle of RSP and PSP represents respectively less than 0.1% and 0.1% of the issued Company’s share capital as of January 1, 2025. The Company’s Board of Directors is responsible for the management of the PSP and RSP and may make any changes to the Long Term Plan Regulation, which it sees fit or believes to be useful or necessary to better target the objective and focus of the PSP and RSP. The Board of Directors of the Company – based upon the proposal formulated by the Compensation Committee – defined the mix of the two plans for beneficiaries; in the first two cycles, the mix between the two plans was 50% shares granted 50% as PSP and 50% as RSP.

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

Eligibility, Awards, and Administration

Those eligible to participate in the RSP are any employees of either the Company, or any of its Subsidiaries, who have been identified from time to time by the Board of Directors of the Company –, based upon the proposal formulated by the Compensation Committee for C-Level roles and by the Chief Executive Officer of the Company for the other Beneficiaries –, as holding a strategic role in either the company, or any of its subsidiaries (Director and above position) and who will receive, at the beginning of each Vesting Period, the Grant Letter containing the awarding of the Right to Receive Shares and the Target Number of Shares he/she is entitled to receive if the above mentioned conditions are met.

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

Our board of directors of 12 directors (including the members of the Audit Committee) has been appointed by the ordinary shareholders’ meeting on May 22, 2024 for a period of one fiscal year. A new Board of Directors will be appointed in May of 2025. Members of the board of directors who are also employees are entitled to applicable severance pay benefits (TFR) under Italian law. No other service contracts and/or agreements exist between members of the board of directors, us and/or our subsidiaries, providing for benefits and/or compensation to our directors upon termination of employment.

During 2024, the Board of Directors has been convened n. 10 times.

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

Committees of the Board of Directors

On May 28, 2021, we established an Audit Committee while on June 16, 2021, we established a Compensation Committee, a Nomination and Corporate Governance Committee, a ESG Committee and a Business and Strategy Committee. On May 24, 2024, we established a Succession Planning Committee. Each of these committees are governed by a charter that is consistent with applicable Italian Law and SEC and NYSE corporate governance rules, and which is available on the Investors section of our website at https://www.stevanatogroup.com/en/. The information contained on, or that can be accessed through, our website does not form part of this annual report.

Audit Committee

Our Audit Committee consists of William Federici, Fabio Buttignon and Luciano Santel. Mr. Federici serves as the chairman of the Audit Committee. Our board determined that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE corporate governance rules. Our board determined that Fabio Buttignon and William Federici are both audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NYSE corporate governance rules. Further, Mr. Buttignon is a certified accountant and, in such capacity, is enrolled with the Italian Registry of Statutory Auditors.

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

During 2024, the Audit Committee has been convened n. 7 times.

Compensation Committee

Although not required under Italian law, on June 16, 2021, we established a compensation committee. This committee consists of Madhavan Balachandran (as chairman), Donald Eugene Morel Jr., Karen Flynn and Luciano Santel.

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

During 2024, the Compensation Committee has been convened n. 6 times.

Nominating and Corporate Governance Committee

Although not required under Italian law, on June 16, 2021, we established a nominating and corporate governance committee. This committee consists of Franco Stevanato (as chairman), Luciano Santel, Donald Eugene Morel Jr. and Fabrizio Bonanni.

The Nominating and Corporate Governance Committee is responsible for, among other things:

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

During 2024, the Nomination and Corporate Governance Committee has been convened n. 5 times.

Business & Strategy Committee

On June 16, 2021, we established a Business and Strategy Committee. This committee consists of Donald Eugene Morel Jr. (as chairman), Sergio Stevanato, Franco Stevanato, Luciano Santel, Madhavan Balachandran, Fabrizio Bonanni, Franco Moro, Karen Flynn and William Federici.

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

During 2024, the Business & Strategy Committee has been convened n. 7 times.

ESG Committee

On June 16, 2021, we established a ESG Committee. Our ESG Committee consists of Madhavan Balachandran (as chairman), Karen Flynn and Fabio Buttignon.

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

During 2024, the ESG Committee has been convened n. 4 times.

Succession Planning Committee

On May 24, 2024, we established the Succession Planning Committee. The Succession Planning Committee consists of Franco Stevanato (as Chair), Fabrizio Bonanni, Don Morel, and Madhavan Balachandran. The primary objective of the Succession Planning Committee is to: (i) review and evaluate the Company’s senior leadership team and key identified positions, (ii) ensure establishment and implementation of solid talent management processes to create and maintain succession pipeline for senior leadership team and key identified positions, (iii) review and identify organizational criticalities and key factors for succession planning, (iv) identify and address any critical missing capabilities at the Company, and (v) establish and maintain succession plans, and provide periodic reports to Board.

During 2024, the Succession Planning Committee met 2 times.

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

As of the date of this annual report, our share capital comprised 302,842,536 shares (including 29,943,911 Class A shares held by the Company in treasury), including two shareholders of record holding Class A shares (being Stevanato Holding S.r.l. holding 223,293,976 Class A shares, and the Company holding 29,943,911 Class A shares in treasury) and shareholders of record holding ordinary shares (for an aggregate of 49,604,649 ordinary shares). Stevanato Holding S.r.l. holds approximately, respectively, 73.73% and 93.11% of our share capital and of the voting rights (excluding treasury shares), while other shareholders (excluding the Company) hold in aggregate approximately, respectively, 16.38% and 6.89% of our share capital and of the voting rights (excluding treasury shares). The latter percentages are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, and are mostly held beneficially from undisclosed shareholders.

The dual class structure of our shares includes ordinary shares and Class A shares. Holders of our ordinary shares have the same voting rights and are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or in treasury by the Company) are entitled to three votes per share.

Unless otherwise indicated below, the address for each beneficial owner listed is Via Molinella, no. 17, Padua, Piombino Dese, Italy.

Beneficial Owner (Name/Address)	Ordinary shares owned	Class A shares owned	Percentage of voting rights
Stevanato Holding S.r.l.(1)	—	223,293,976	93.11%
Stevanato Group S.p.A.	—	29,943,911	—
Directors and Executive Officers:
Sergio Stevanato	—	—	—
Franco Stevanato	—	—	—
Alvise Spinazzi	3,300	—	*
Fabrizio Bonanni	119,700	—	*
Fabio Buttignon	5,011	—	*
Madhavan Balachandran	63,701	—	*
Donald Jr Eugene Morel	31,667	—	*
William Federici	52,823	—	*
Karen Flynn	—	—	—
Luciano Santel	—	—	—
Marco Dal Lago	76,524	—	*
Mauro Stocchi	415,358	—	*
Ugo Gay	—	—	*
Riccardo Butta	30,129	—	*
All Directors and Executive Officers as a Group (14 persons)	798,213	—	*

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

Within this section, we have calculated the U.S. Dollar amounts using the historical exchange rate as of the date of each transaction. Other than compensation arrangements described in “Management” elsewhere in this annual report, since January 1, 2022, we have engaged in the following material transactions with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties. Stevanato Holding S.r.l. is currently our largest shareholder. Stevanato Holding S.r.l. owns 223,293,976 of our Class A shares, which will represent approximately 73.73% of our shares outstanding. For more information, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders".

Payment of Service Fees and Rentals

During the years ended December 31, 2022 and 2023 Ompi of Japan disbursed €312,64 and €190,743 respectively, to Winckler & Co., Ltd. in connection with the rental of offices and warehouses and the supply of corporate services. Winckler & Co., Ltd. held a 49% stake in Ompi of Japan until July 31, 2023 when Stevanato Group S.p.A. purchased the remaining minority equity interests.

Payment of Consultancy Fees

We have an ongoing professional relationship with Studio Legale SAT, pursuant to which Studio Legale SAT provides legal services to the Company from time to time. In connection with these services, we paid €383,980, €310,970 and €198,076 during the years ended December 31, 2022, 2023, and 2024 respectively, to Studio Legale SAT. Mr. Alvise Spinazzi, member of the board of Stevanato Group, is a Partner of Studio Legale SAT.

Payments in connection with Rent

For each of 2022, 2023 and 2024 the Company recognized costs for €19,309, €20,421, and €20,922 respectively to SFEM Italia S.r.l. in connection with certain rental installments. SFEM Italia S.r.l. is controlled by Sergio Stevanato, Franco Stevanato and Marco Stevanato, each members of the Stevanato family.

Industrial Rent

In the years 2022, 2023 and 2024 Stevanato Group Denmark (a subsidiary of Stevanato Group) disbursed €418,714, €434,798, and €221,510. respectively, to E & FKH EjendommeApS in connection with the rental of the plant where Stevanato Group Denmark operates. The beneficial owners of E & FKH Ejendomme ApS are family members of a board member in Stevanato Group Denmark who no longer works at the company as of February 29, 2024.

Drug Containment Solutions and Engineering Revenues

During the fiscal year ended December 31, 2022, 2023 and 2024 the Group sold Drug Containment Solutions and pharmaceutical visual inspection equipment to Incog BioPharma Services, Inc. (“Incog”), a U.S. based biopharma services company, for a total amount of €508,937, €544,534, and €5,556,994 respectively. Incog is majority owned by SFEM Italia S.r.l..

Donations to Stevanato Foundation

In the years 2022, 2023 and 2024 we made aggregate donations to the Stevanato Foundation of €305,000, €240,000, and €180,000 respectively. The Stevanato Foundation is a charitable organization entirely owned by the Stevanato Family. The Stevanato Foundation exclusively pursues aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training, as well as cultural and educational activities and scientific research. A key function of the Stevanato Foundation is operating in support of the health, education, and maintenance of children and young people who are in strenuous conditions due to health, financial or other reasons.

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

Our paid in share capital is €22,231,562.00 divided into 302,842,536 shares without par value, broken down as follows: (a) 49,604,649 are ordinary shares; and (b) 253,237,887 Class A shares of which 29,943,911 Class A shares held in treasury (the ordinary shares together with the Class A shares, the “shares”). All of our issued and outstanding shares are fully paid. We have 272,898,625 shares outstanding (not including 29,943,911 Class A shares held in treasury).

We did not enter any agreement or other undertaking to increase the share capital.

Over the past three years, our share capital was increased from €20,002,000.00 to €22,231,562.00, while the number of issued shares was increased from 20,002 ordinary shares, carrying a single voting right per share, to total 302,842,536 shares belonging to different share classes, the rights attached to which are described in the Section B below. In particular, our share capital changed as follows:

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

- on March 22, 2024, the Board of Directors partially executed the delegation of authority granted by the Extraordinary Shareholders' Meeting held on October 4, 2023 pursuant to Article 2443 of the Italian Civil Code, resolving to increase the share capital, from €21,698,480.00 to €22,231,562.00 by issuing up to 7,302,500 new ordinary shares.

- on June 10, August 9, August 16, and September 6, 2024, a total of 129,182 Class A shares held in treasury were converted into ordinary shares and granted to directors and employees of the Group as compensation in kind or as benefit, bonus or other premium or incentive (also in execution of the Restricted Stock Grant Plan Stevanato Group S.p.A. 2023-2027). As a result of such conversion, as of December 31, 2024, our share capital (divided into a total of 302,842,536 shares) included 49,604,649 ordinary shares and 253,237,887 Class A shares.

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

Form, Transfer of Shares and Voting Rights.

The share capital of the Company is equal to €22,231,562.00 and is divided into 302,842,536 shares, broken down as follows: (a) 49,604,649 ordinary shares; and (b) 253,237,887 Class A shares.

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

The chairman of the shareholders’ meeting is assisted by a secretary, who may or may not be a shareholder, appointed by the shareholders’ meeting itself upon proposal of the chairman with the majority vote of those present. In extraordinary shareholders’ meetings and, in any case, when the chairman deems it appropriate, the secretary shall be a notary.

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

The extraordinary shareholders’ meeting is validly constituted and approves resolutions in first, second and any subsequent calls or, if so established in the Notice of Call, in a single call, with the quorums required by applicable law. For the purpose of calculating the quorums, the number of votes pertaining to the shares and not the number of shares is taken into account.

By virtue of the above, in first call, the extraordinary shareholders’ meeting is duly held with the presence of shareholders representing the majority of the overall votes relating to the shares issued by the Company, and approves resolutions with the favorable vote of at least two thirds of the overall votes relating to the shares held by the shareholders attending the meeting.

In second call, the extraordinary shareholders’ meeting is duly held with the presence of shareholders representing more than one third of the overall number of votes relating to the shares issued by the Company and approves resolutions upon with the favorable vote of at least two thirds of the overall votes relating to the shares held by the shareholders attending the meeting.

In subsequent calls, the extraordinary shareholders’ meeting is duly held with the presence of shareholders representing at least one fifth of the overall number of votes relating to the shares issued by the Company and approves resolutions with the favorable vote of at least two thirds of the overall votes relating to the shares held by the shareholders attending the meeting.

In a single call, the extraordinary shareholders’ meeting is duly held with the presence of shareholders representing at least one fifth of the overall number of votes relating to the shares issued by the Company and approves resolutions with the favorable vote of at least two thirds of the overall votes relating to the shares held by the shareholders attending the meeting.

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

Board of Directors

The board of directors shall be comprised of a number of members between a minimum of 9 and a maximum of 15 members who shall remain in office for a term of no more than three financial years and may be re-elected for further terms. The office of the directors shall terminate on the date of the shareholders’ meeting convened to approve the financial statements for the third full financial year from their appointment (or such earlier date as may be determined by the shareholders). In addition, applicable law or the articles of association provide further causes of termination of a director’s appointment.

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

Audit Committee

The Audit Committee shall be made up of at least three members, appointed by the board of directors, and its members and may be re-elected. The Audit Committee shall elect a chairman from among its members.

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

Removal of Directors	Under Italian law, directors may be removed from office at any time by the shareholders’ meeting. A director that is removed without	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election

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

meeting may be also held via teleconference.
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

Amendment of By-Laws /Articles of Association	Under Italian law, the extraordinary shareholders’ meeting must resolve	Under Delaware law, the stockholders entitled to vote have

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

importance attributed to each in determining the value adopted.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Please refer to Note 39 “Qualitative and quantitative information of financial risks” to the Consolidated Financial Statements included elsewhere in this document for details on the market risks that the Group is exposed to.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2024, due to the material weaknesses below reported under the section “Management’s annual report on internal control over financial reporting”.

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

Previously Disclosed Material Weaknesses

For the year ended December 31, 2023, management and our independent registered accounting firm identified deficiencies in our internal controls over financial reporting that constituted material weaknesses according to the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), either individually or in the aggregate, relating to:

•
Ineffective control environment commensurate with our financial reporting requirements, and specifically referred to the lack of a sufficient complement of personnel with an appropriate level of internal controls knowledge, training and experience commensurate with our financial reporting requirements;
•
Ineffective designed and maintained controls in response to the risks of material misstatement, as existing controls or the design and implementation of new controls were not sufficient to respond to changes to the risks of material misstatement related to financial reporting;

•
Ineffective designed and maintained formal procedures and controls over substantially all of the financial statements accounts and disclosures to achieve complete, accurate, and timely financial accounting and reporting, including segregation of duties;
•
Ineffective designed and maintained controls to validate the reliability of system-generated information used in the controls, as well as inadequately designed and maintained controls over the preparation and review of account reconciliations and journal entries;
•
Ineffective designed and maintained controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including the classification of various accounts in the financial statements;
•
Ineffective designed and maintained controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements, specifically, with respect to: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict access to financial applications, programs, and data to appropriate company personnel; and (iii) computer operations controls to ensure that critical batch jobs are monitored for relevant systems. These IT deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected, and therefore constituting a material weakness in the aggregate.

Remediation Activities

Since the Company became a U.S. listed company, and therefore subject to the reporting requirements of the Sarbanes-Oxley Act, management has been working on strengthening its control environment and its internal control over financial reporting. In light of the material weaknesses identified based on the assessment performed as of December 31, 2023, during 2024, under the oversight of the Audit Committee, the Company’s management continued to carry out and improve the remediation plan previously designed with the aim to foster the internal control culture, complete the remedial actions already in place and implement the desired remedial actions. More specifically, management has completed the following initiatives as part of their remediation plan:

•
Strengthened the Accounting, Finance, Compliance, Internal Audit and IT & Security functions with the hiring of experienced personnel in order to enhance the structures and competence of the Company’s organization, including, amongst others, an IT Security Manager with direct oversight from the Chief Information Officer;
•
Reinforced the Company’s internal control structure with the implementation of a dedicated compliance team, the addition of a SOX manager in charge of supporting the process and control owners within the Finance organization, and the strengthening of the IT function coordinated by the Chief Information Officer with direct oversight from the Chief Financial Officer;
•
Continued to extensively engage external consultants with significant expertise in internal control over financial reporting, SEC reporting and IT & Security knowledge to assist management, including control owners, in enhancing the Company’s internal control framework;
•
Carried out extensive training sessions and learning activities dedicated to control owners to ensure control awareness and compliance with the Sarbanes-Oxley requirements, particularly related to formalization and documentation of control activities. Numerous training sessions were completed on-site and on-line and encompassed the Company’s financial reporting structure, as well as all the finance teams of the Company’s subsidiaries;
•
Continued to develop and carry out the digital transformation program launched at the beginning of 2024, aimed at reinforcing the IT systems and the underlying information used in a cross-functional level.

Management believes such a transformation program will further enhance the automation of the financial reporting process and increase effectiveness of internal controls;
•
Established a SOX Steering Committee to oversee and maintain effective monitoring, communication, and implementation of controls. The committee is chaired by the Audit Committee Chair and the Chief Executive Officer, meets regularly and reports timely to the Audit Committee;
•
Successfully implemented an IT tool to support the implementation of the overall framework of internal controls over financial reporting, increase the effectiveness of internal controls’ evaluation, improve the timely detection of internal controls issues and improve the overall evaluation and remediation process;
•
Performed an enhanced risk assessment process aimed at developing relevant risks for our financial reporting, identifying risks of material misstatements and developing adequate responses;
•
Reinforced existing controls and enhancement of controls over the period-end financial reporting process, including group-wide controls over the timely review and approval of manual journals, and controls aimed at ensuring the achievement of complete, accurate and timely financial reporting and disclosures;
•
Completed an extensive reassessment of the design and implementation of internal controls over financial reporting in response to the risks of material misstatement and across all financial statements accounts and disclosures, including business process controls, management review controls, IT application controls, IT dependent-manual controls, controls to validate the reliability of system-generated information used in the controls, and segregation of duties. Previously ineffective controls were re-designed and new controls were implemented where required to respond to changes to the risks of material misstatement related to financial reporting;
•
Completed an in-depth reassessment of the control environment pertaining to all IT systems and applications that are relevant to our financial reporting framework, and enhancement of effectively designed and implemented controls over information technology (IT) general control, including controls over program change management, review and approval of user access rights, computer operation controls. As part of the remediation plan defined at the end of 2023, we reinforced the implementation of existing controls, and designed and implemented new controls to adequately address risks of material misstatements. We further implemented new controls over third-parties service organization and controls to ensure the reliability of system-generated information used in existing controls.

We believe that these actions strengthened the overall Company’s internal control framework and remediated the material weakness identified in 2023 associated with i) the lack internal controls knowledge and training of our personnel for establishing an effective control environment commensurate with our financial reporting requirements , ii) the lack of effective monitoring of changes to the risks of material misstatement related to financial reporting , iii) lack of designed and maintained formal procedures and iv) the design, implementation and operating effectiveness of general IT controls over computer operations process.

Notwithstanding the progress made in our remediation plan, there were certain matters in 2024 that hindered our ability to fully remediate the other material weaknesses identified in the prior year, as discussed below.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses described below.

A material weakness is a deficiency, or combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected in a timely basis.

As a result of our assessment, management continued to identify material weaknesses in the design and implementation of certain internal controls, as well as the ineffective performance of control activities, mainly related to the validation of reliable system-generated information used in the controls, the inadequacy of documentation for management review activities, and the operation of effectively designed controls. Moreover, the timing of when revised controls were implemented did not allow to confirm they were operating effectively for a sufficient period of time, as we believe more time is needed for control owners to appropriately adopt the revised controls framework in a consistent and effective manner.

More in particular, management concluded that our internal controls over financial reporting were ineffective due to:

•
Ineffective control environment due to the lack of sufficient experience in our personnel in operating our system of internal controls in an effective manner;
•
Ineffective designed or maintained controls over multiple financial statements accounts and disclosures, including segregation of duties controls, to achieve complete, accurate, and timely financial accounting and reporting;
•
Ineffective designed or maintained controls over the period-end financial reporting process, including manual journal entries, to achieve complete and accurate financial reporting and disclosures;
•
We did not design or maintain for a sufficient period of time effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements with respect to controls over access management and program change management IT processes, in particular with regard to: (i) user access granting and periodical validation of user authorization controls to ensure appropriate segregation of duties and minimum privilege access principle and (ii) proper and timely documentation of change approval controls. Considering the pervasive impact of such deficiencies on IT-dependent controls and system-generated data and reports, management has determined these deficiencies in the aggregate constitute a material weakness.

These material weaknesses did not result in material adjustments when preparing the Group’s 2024 consolidated financial statements, nor required changes to financial statements previously presented by the Group. However, these material weaknesses could result in material misstatements of our annual consolidated financial statements and disclosures that would not be prevented or detected.

Planned Remediation Activities for Fiscal Year 2025

We will continue to implement adequate actions to reinforce our internal controls over financial reporting, with the aim to remediate the material weaknesses described above and to enhance our overall control environment.

Management’s remediation plan to address the material weaknesses existing at December 31, 2024, includes the following:

•
We will continue to enhance the design, implementation and operation of business process controls and period-end financial reporting;
•
We will continue to reinforce internal controls awareness with all control owners within the organization, with particular regard to documentation of control activities, review attributes, and reliability of system-generated reports;
•
We will continue to strengthen our segregation of duties across the group, both from an IT and organizational perspective. By enhancing the implementation of segregation of duties in the IT environment across the organization, we expect to improve the control activities and the quality of system-generated information and communication necessary to support the functioning of our system of internal control;
•
We will plan for timely remediation of control deficiencies for the control environment to be effective for a sufficient period of time during the next fiscal year;
•
We will continue to enhance the design and implementation of information technology general controls, including controls over program change management, the review and update of access rights, also in view of the digital transformation program initiated at the beginning of 2024 and aimed at reinforcing the IT systems and the underlying information used in a cross-functional level.

As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above. We cannot give assurance that the measures we are taking to remediate the material weaknesses will be sufficient or that they will prevent future material weaknesses. The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic, and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

While we continue to devote significant time and attention to these remediation efforts, the material weaknesses will not be considered remediated until management completes the design and implementation of the actions described above and the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers SpA, has issued an audit report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2024, which appears in Part III, Item 18 of this Annual Report on Form 20-F.

Changes in internal control over financial reporting

Except for the changes described above, there have been no changes in the Company's internal control over financial reporting that have occurred during the period covered by this Annual Report on Form 20-F, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Fabio Buttignon, Luciano Santel and William Federici, the chair of the Audit Committee of our board of directors, are each an “Audit Committee financial expert” as defined by Item 16A of Form 20-F. All members of the Audit Committee are independent directors as required by applicable NYSE listing rules and SEC rules. Please see the section entitled “Item 6. Directors, Senior Management and Employees

—A. Directors and Senior Management” for more information concerning Fabio Buttignon, Luciano Santel and William Federici.

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

The following table, reported in Euro, represents aggregate fees accrued for professional services rendered by our independent registered public accounting firm, PricewaterhouseCoopers S.p.A. (PwC), for the fiscal year ended December 31, 2024 and 2023 respectively.

	For the Year ended December 31,
	2024	2023
Audit Fees	1,473,276	1,323,197
Audit-Related Fees	31,500	—
Tax Fees	—	—
All Other Fees	—	—
Total	1,504,776	1,323,197

Audit Fees

Audit fees consist of the aggregate fee earned by PwC entities for the audit of our consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, comfort letters and registration statements.

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

In the event of an incident, we intend to follow our security incident management procedures, which outline the steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas (e.g., legal, compliance and internal audit), as well as senior leadership and the Board, as appropriate.

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

PART III

ITEM 17. Financial Statements

Please see “Item 18. Financial Statements” below.

ITEM 18. Financial Statements

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

ITEM 19. Exhibits

Exhibit Number	Description of Document
1.1	Certificate of Incorporation of Stevanato Group S.p.A. (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
1.2*	Amended Articles of Association of Stevanato Group S.p.A.
2.1*	Description of the Stevanato Group S.p.A.’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934
4.1**	Master Supply Agreement by and among the Stevanato Group S.p.A. and SCHOTT AG (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.2*	First Amendment to the Master Supply Agreement by and among Stevanato Group S.p.A. and SHOTT AG dated December 20, 2024
4.3**

Supply and Purchase Agreement by and among the Stevanato Group S.p.A. and Nippon Electric Glass Co., Ltd. (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).

4.4**

Lease Agreement by and among Balda C. Brewer, Inc. and Vogel Properties Inc., dated July 31, 2015 (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).

4.5**

Lease Agreement by and among SVM Automatik A/S and E & FKH Ejendomme A/S, dated January 28, 2016 (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).

4.6*	Extension of Lease Agreement by and among Balda C. Brewer, Inc. and Vogel Properties Inc., dated August 1, 2024
4.7	Form of Registration Rights Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.8	Form of Indemnification Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.9**	Form of Restricted Stock Grant Plan (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.10**	Stock Grant Plan 2021 - 2027 Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
4.11**	Performance Shares Plan Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
4.12**	Restricted Shares Plan Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
8.1*	List of significant subsidiaries of Stevanato Group S.p.A.
11.1	Form of Code of Ethics (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).
11.2	Company's Insider Trading Policy (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).
12.1*	Certification of Franco Stevanato filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Marco dal Lago filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of Franco Stevanato furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Marco Dal Lago furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Letter from EY regarding Change in Registrant's Certifying Accounting Firm (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).
23.1*	Consent of Independent Registered Public Accounting Firm (EY S.p.A.)
23.2*	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers S.p.A.)
97	Company's Clawback Policy (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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

Stevanato Group S.p.A.

	By:	/s/ Franco Stevanato
		Name:	Franco Stevanato
		Title:	Chief Executive Officer
Date: March 6, 2025

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF STEVANATO GROUP S.P.A.

Consolidated Financial Statements at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stevanato Group SpA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Stevanato Group SpA and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) an ineffective control environment due to the lack of sufficient experience in Company personnel in operating the Company’s system of internal controls in an effective manner; (ii) ineffective designed or maintained controls over multiple financial statements accounts and disclosures, including segregation of duties controls; (iii) ineffective designed or maintained controls over the period-end financial reporting process, including manual journal entries; (iv) controls ineffectively designed or maintained for a sufficient period of time with respect to access management and program change management IT processes, in particular with regard to user access granting and periodical validation of user authorization controls to ensure appropriate segregation of duties and minimum privilege access principle and proper and timely documentation of change approval controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's annual report on internal control over financial reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Consolidated Financial Statements - Impact of Personnel and Controls Related to Financial Reporting

The completeness and accuracy of the consolidated financial statements, including the financial condition, results of operations and cash flows, is dependent on, in part, management’s ability to (i) maintain an effective control environment due to sufficient experience in Company personnel in operating the Company’s system of internal controls in an effective manner; (ii) design or maintain effective controls over multiple financial statements accounts and disclosures, including segregation of duties controls; (iii) design or maintain effective controls over the period-end financial reporting process, including manual journal entries; (iv) design or maintain effective controls for a sufficient period of time with respect to access management and program change management IT processes, in particular with regard to user access granting and periodical validation of user authorization controls to ensure appropriate segregation of duties and minimum privilege access principle and proper and timely documentation of change approval controls.

The principal considerations for our determination that performing procedures relating to the consolidated financial statements - impact of personnel and controls related to financial reporting is a critical audit matter are the high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to business processes that affect multiple financial statement account balances and disclosures. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, material weaknesses were identified as of December 31, 2024 related to (i) an ineffective control environment due to the lack of sufficient experience in Company personnel in operating the Company’s system of internal controls in an effective manner; (ii) ineffective designed or maintained controls over multiple financial statements accounts and disclosures, including segregation of duties controls; (iii) ineffective designed or maintained controls over the period-end financial reporting process, including manual journal entries; (iv) controls ineffectively designed or maintained for a sufficient period of time with respect to access management and program change management IT processes, in particular with regard to user access granting and periodical validation of user authorization controls to ensure appropriate segregation of duties and minimum privilege access principle and proper and timely documentation of change approval controls.

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

March 6, 2025

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Stevanato Group S.p.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows of Stevanato Group S.p.A. (the Company) for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (Accounting Standards) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ EY S.p.A

We served as the Company’s auditor from 2017 to 2023.

Treviso, Italy

March 2, 2023

Stevanato Group S.p.A.

Consolidated income statement

for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
		(EUR thousand)
	Notes
Revenue	6	1,104,036	1,085,354	983,680
Cost of sales	7	801,717	745,461	663,879
Gross Profit		302,319	339,893	319,801

Other operating income	8	9,091	10,423	18,850
Selling and marketing expenses	9	24,853	24,978	26,086
Research and development expenses	9	31,668	35,672	34,387
General and administrative expenses	9	93,747	88,946	85,747
Operating Profit		161,142	200,720	192,431

Finance income	11	22,326	20,250	25,050
Finance expense	12	23,180	31,417	29,840
Profit Before Tax		160,288	189,553	187,641

Income taxes	14	42,522	43,863	44,625
Net Profit		117,766	145,690	143,016

Net Profit attributable to:
Equity holders of the parent		117,778	145,631	142,849
Non-controlling interests	36	(12)	59	167
		117,766	145,690	143,016

Earnings per share
Basic earnings per common share (in EUR)	15	0.43	0.55	0.54
Diluted earnings per common share (in EUR)	15	0.43	0.55	0.54

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of comprehensive income

for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
		(EUR thousand)
	Notes
Net Profit		117,766	145,690	143,016

Gains/(losses) from remeasurement of employee defined benefit plans	29	225	(243)	842
Gains/(losses) from remeasurement of the agent termination plan	31	16	15	64
Tax effect relating to those components of OCI	14	(7)	15	(236)
Other comprehensive income (loss) that will not be classified subsequently to profit or loss		234	(213)	670

Exchange difference on translation of foreign operations	25	(1,602)	4,604	7,098
Changes in the fair value of cash flow hedging instruments	39	(4,387)	(4,092)	8,747
Changes in the time value element - cost of hedge	39	(9)	126	(235)
Tax effect relating to those components of OCI	14	1,119	932	(2,043)
Other comprehensive income that might be classified subsequently to profit or loss		(4,879)	1,570	13,567

Total other comprehensive income, net of tax		(4,645)	1,357	14,237

Total Comprehensive Income		113,121	147,047	157,253

Attributable to:
Equity holders of the parent		113,133	147,019	157,058
Non-controlling interests		(12)	28	195
		113,121	147,047	157,253

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of financial position

at December 31, 2024 and 2023

		At December 31	At December 31
		2024	2023
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill	16	49,983	49,983
Intangible assets	17	33,590	30,985
Right of use assets	35	15,736	18,249
Property, plant and equipment	18	1,248,402	1,028,489
Financial assets - investments FVTPL		200	676
Other non-current financial assets	19	5,441	5,052
Deferred tax assets	14	95,344	76,251
		1,448,696	1,209,685
Current assets
Inventories	20	245,217	255,321
Contract assets	21	168,515	172,580
Trade receivables	21	295,951	301,769
Other current financial assets	19	1,329	4,382
Tax receivables	22	17,440	14,338
Other receivables	23	53,179	43,900
Cash and cash equivalents	24	98,270	69,602
		879,901	861,892
Non-current assets held for sale	18	222	—
		880,123	861,892
Total assets		2,328,819	2,071,577
Equity and liabilities
Equity
Share capital	25	22,232	21,698
Reserves and retained earnings	25	1,264,329	965,202
Net profit attributable to equity holders of the parent	25	117,778	145,631
Equity attributable to equity holders of the parent		1,404,339	1,132,531
Non-controlling interests	36	46	115
Total equity		1,404,385	1,132,646

Non-current liabilities
Non-current financial liabilities	27, 35	317,678	255,639
Employees benefits	29	7,163	7,413
Non-current provisions	31	2,793	3,975
Deferred tax liabilities	14	12,560	9,624
Non-current advances from customers	34	44,046	39,418
Other non-current liabilities	32	62,720	48,474
		446,960	364,543
Current liabilities
Current financial liabilities	27, 35	116,927	143,277
Current provisions	31	4,139	1,063
Trade payables	33	231,020	277,815
Contract liabilities	34	16,545	22,306
Advances from customers	34	16,622	22,892
Tax payables	22	25,431	30,798
Other liabilities	33	66,790	76,237
		477,474	574,388
Total liabilities		924,434	938,931
Total equity and liabilities		2,328,819	2,071,577

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of changes in equity

for the years ended December 31, 2024, 2023 and 2022

	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2022		21,698	389,312	(27,740)	(1,277)	—	(745)	(22,680)	483,506	842,074	(415)	841,659
Other comprehensive income	25	—	—	—	6,648	(179)	671	7,069	—	14,209	28	14,237
Net profit		—	—	—	—	—	—	—	142,849	142,849	167	143,016
Total comprehensive income		—	—	—	6,648	(179)	671	7,069	142,849	157,058	195	157,253
Dividends	26	—	—	—	—	—	—	—	(13,500)	(13,500)	—	(13,500)
Share-based incentive plans	25	—	—	—	—	—	—	—	10,498	10,498	—	10,498
Total effects		—	—	—	—	—	—	—	(3,002)	(3,002)	—	(3,002)
At December 31, 2022		21,698	389,312	(27,740)	5,371	(179)	(74)	(15,611)	623,353	996,130	(220)	995,910
Other comprehensive income	25	—	—	—	(3,130)	96	(213)	4,635	—	1,388	(31)	1,357
Net profit		—	—	—	—	—	—	—	145,631	145,631	59	145,690
Total comprehensive income		—	—	—	(3,130)	96	(213)	4,635	145,631	147,019	28	147,047
Dividends	26	—	—	—	—	—	—	—	(14,294)	(14,294)	—	(14,294)
Share-based incentive plans	25	—	—	507	—	—	—	—	3,644	4,151	—	4,151
Acquisition of non-controlling interests	25	—	—	—	—	—	—	—	(557)	(557)	307	(250)
Other	25	—	—	—	—	—	—	—	82	82	—	82
Total effects		—	—	507	—	—	—	—	(11,125)	(10,618)	307	(10,311)
At December 31, 2023		21,698	389,312	(27,233)	2,241	(83)	(287)	(10,976)	757,859	1,132,531	115	1,132,646
Other comprehensive income	25	—	—	—	(3,270)	(7)	234	(1,602)	—	(4,645)	—	(4,645)
Net profit		—	—	—	—	—	—	—	117,778	117,778	(12)	117,766
Total comprehensive income		—	—	—	(3,270)	(7)	234	(1,602)	117,778	113,133	(12)	113,121
Dividends	26	—	—	—	—	—	—	—	(14,457)	(14,457)	—	(14,457)
Change in the consolidated group	25	—	—		—	—	—	—	56	56	(56)	—
Capital increase	25	534	174,376	—	—	—	—	—	—	174,910	—	174,910
Transaction costs related to capital increase	25	—	(5,425)	—	—	—	—	—	—	(5,425)	—	(5,425)
Taxes relating to capital increase costs	25	—	1,302	—	—	—	—	—	—	1,302	—	1,302
Share-based incentive plans	25	—	—	85	—	—	—	—	2,309	2,394	—	2,394
Other	25	—	—	—	—	—	—	—	(105)	(105)	(1)	(106)
Total effects		534	170,253	85	—	—	—	—	(12,197)	158,675	(57)	158,618
At December 31, 2024		22,232	559,565	(27,148)	(1,029)	(90)	(53)	(12,578)	863,440	1,404,339	46	1,404,385

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of cash flows

for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
		(EUR thousand)
	Notes
Operating activities
Profit before tax		160,288	189,553	187,641
Adjustments:
- depreciation and impairment of property, plant and equipment	10	65,216	62,592	50,382
- amortization of intangible assets and right of use assets	10	15,436	15,888	14,441
- allowance for doubtful accounts	21	40	661	(788)
- net interest expense	11, 12	5,839	3,733	9,874
- (gain) from the disposal of non-current assets		(81)	(477)	(126)
Change in other provisions		3,542	1,585	(5,984)
Change in employee benefits		126	121	(3,000)
Other non-cash expenses, net		(6,834)	13,030	(2,886)
Working capital changes net of the effects from purchase of controlled entity:
- inventories and contract assets		12,306	(113,590)	(107,367)
- trade receivables and other assets		(3,825)	(93,864)	(46,424)
- trade payables, contract liabilities, advances and other liabilities		(25,888)	104,973	36,052
Interest paid		(7,411)	(3,152)	(3,466)
Interest received		1,283	922	752
Income tax paid		(64,261)	(76,765)	(25,789)
Net Cash Flows from operating activities		155,776	105,210	103,312
Cash Flow from investing activities
Purchase of property, plant and equipment	18	(302,600)	(433,233)	(235,029)
Proceeds from sale of property, plant and equipment	18	3,147	577	146
Purchase of intangible assets	17	(10,971)	(8,696)	(8,098)
(Increase)/ decrease of financial assets		385	(4,190)	31
Proceeds from life insurance policies redemption		—	27,908	—
Business combination - net of cash acquired		(175)	(3,589)	—
Net Cash Flows used in investing activities		(310,214)	(421,223)	(242,950)
Cash Flow from financing activities
Net proceeds from follow-on offering of ordinary shares	24	169,772	—	—
Acquisition of non-controlling interests	36	—	(250)	—
Dividends paid	26	(14,457)	(14,294)	(13,500)
Payment of principal portion of lease liabilities	35	(6,476)	(5,939)	(6,595)
Proceeds from borrowings	27	190,172	247,512	13,207
Repayments of borrowings	27	(155,790)	(68,999)	(37,648)
Net Cash Flows from/(used in) financing activities		183,221	158,030	(44,536)

Net change in cash and cash equivalents		28,783	(157,983)	(184,174)
Net foreign exchange differences on cash and cash equivalents		(115)	(1,155)	1,875
Cash and cash equivalents at January 1		69,602	228,740	411,039
Cash and cash equivalents at December 31		98,270	69,602	228,740

Non-cash investing activities are related to:

- the investments in property, plant and equipment not paid at December 31, 2024 (Note 18);

- the acquisition of right-of-use assets respectively (Note 35).

Other non-cash expenses, net are mainly related to:

- the change in the cash flow hedge reserve (Note 25);

- the change in the fair value of derivative instruments (Note 19);

- the change in equity reserves primarily related to share-based compensation (Notes 25 - 30);

- foreign currency unrealized gain and losses (Notes 11 - 12 - 25).

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the consolidated financial statements

1. Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located in via Molinella 17, Piombino Dese (Padua, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on regular investment and the selected acquisition of skills and new technologies to maintain and enhance its status as a global leader in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic and analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has 13 manufacturing plants, including (i) ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants the Group has two sites for analytical services (in Italy and United States) and a commercial company in Japan. The Group is expanding its global capacity primarily for its high-value solutions products. In Italy, the new facilities in Piombino Dese and in Latina started commercial production in 2023. In the United States, the Group is advancing the build out of its new EZ-fill® manufacturing hub in Fishers, Indiana. In late 2023, the Group launched customer validations, which are expected to continue into 2026, and in the third quarter of 2024 the Group initiated commercial production in Fishers.

The global footprint allows the Group to sell products and provide services in approximately 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 73.73% of its share capital.

On July 16, 2021, Stevanato Group's shares began trading on the New York Stock Exchange under the symbol STVN.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements comprised the financial statements of the Company and its subsidiaries as at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022. The consolidated financial statements were authorized for issuance by resolution of the Board of Directors on March 5, 2025.

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

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,
		2024	2024	2023	2023	2022	2022
CHINA	CNY	7.7875	7.5833	7.6600	7.8509	7.0788	7.3582
UNITED STATES	USD	1.0824	1.0389	1.0813	1.1050	1.0530	1.0666
MEXICO	MXN	19.8314	21.5504	19.1830	18.7231	21.1869	20.8560
DENMARK	DKK	7.4589	7.4578	7.4509	7.4529	7.4396	7.4365
BRAZIL	BRL	5.8283	6.4253	5.4010	5.3618	5.4399	5.6386
SWITZERLAND	CHF	0.9526	0.9412	0.9718	0.9260	1.0047	0.9847
JAPAN	JPY	163.8519	163.0600	151.9903	156.3300	138.0274	140.6600

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

Revenue from the sale of products and services in the Biopharmaceutical and Diagnostic Solution segment

Revenue from the sale of products in the Biopharmaceutical and Diagnostic Solution segment is mainly recognized at the point in time when control of the asset is transferred to the customer, generally considering applicable Incoterms.

In determining the transaction price for the sale of drug containment solutions, drug delivery devices, and diagnostic devices and consumables, both part of the Biopharmaceutical and Diagnostic Solution segment, the Group considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer. If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and is included in the transaction price only to the extent that it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The Group estimates the impact of potential returns from customers based on the Group’s right of return policies and practices along with historical data on returns, in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the goods that are expected to be returned. Any advance payments or deposits from customers are not recognized as revenue until the control of the relevant good is transferred to the customer.

The Biopharmaceutical and Diagnostic Solution segment also develops, contracts for and sells to customers molds, tools and equipment necessary to produce diagnostic devices and consumables. If the tooling is highly customized with no alternative use to the Group, and the Group has an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring progress towards completion using the input method based on costs incurred relative to total estimated costs to completion. Otherwise, revenue for the molds, tools and equipment is recognized at the point in time when the performance obligations are satisfied by transferring of control.

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

The Group recognizes revenue from customer-specific construction contracts of the Engineering Segment over time as the performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

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

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at fair value and released to the income statement over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual installments.

The Group has elected to present government grants related to an asset in the statement of financial position as other liabilities, which is recognized in the income statement among other operating income on a systematic and rational basis over the useful life of the asset they relate to.

The Group has chosen to present government grants related to an expense item as other operating income in the income statement. However, in certain cases, the grant is netted within the related expense if there is a correlation between the costs the grant is intended to offset and such offsetting provides a better representation of the underlying transaction.

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

Transaction costs for an equity transaction

In accordance with IAS 32 - Financial instrument: presentation, the transaction costs of an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Transaction costs are mainly related to underwriting commissions and consultancy costs. Transaction costs relate jointly to offering of share and stock exchange listing of new shares have been allocated to those transactions using a basis of allocation that is rational, based on the proportion of primary and secondary offering of shares. As these costs were deductible, the corresponding tax effect is also accounted within equity.

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

The Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenue and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments, for the Italian components of the Group only. IRAP is applied on the tax base at 3.9% for the years ended December 31, 2022, 2023 and 2024.

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

Deferred tax relating to items recognized outside the income statement is recognized outside the income statement. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity. The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

Other intangible assets mainly relate to the registration of trademarks and have been recognized in accordance with IAS 38 - Intangible Assets, where it is probable that the use of the asset will generate future economic benefits for the Group and where the cost of the asset can be measured reliably. Other intangible assets are measured at cost less any impairment losses and amortized on a straight-line basis over their estimated life, which is generally between three and seven years.

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

When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Construction in progress is stated at cost, net of accumulated impairment losses, if any.

The useful lives, estimated by the Group for its various categories of property, plant and equipment, are as follows:

	Biopharmaceutical and Diagnostic Solutions	Engineering	Holding
Buildings	10 to 33 years	10 to 33 years	10 to 33 years
Plant and machinery	4 to 15 years	4 to 10 years	4 to 8 years
Industrial and commercial equipment	3 to 12 years	4 to 7 years	4 to 8 years
Other tangible assets	3 to 12 years	3 to 10 years	4 to 8 years

Changes in the expected useful life are considered to modify the depreciation period are treated as changes in accounting estimates.

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

Non-current assets held for sale

The Group classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets classified as held for sale are presented separately as current items in the statement of financial position.

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

Financial assets at fair value through profit or loss (FVTPL) are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. This category includes derivative instruments which the Group has not irrevocably elected to classify at fair value through OCI.

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

The Group designates only the spot element of forward contracts as a hedging instrument, forward points are formally excluded from the hedging relationship and accounted as cost of hedging. The forward element is recognized in OCI and accumulated in a separate component of equity under Cost of Hedging Reserve. The amount accumulated in OCI is reclassified to income statement at the closing of the derivative instrument.

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

Equity

Retained earnings and other reserves include undistributed earnings of the Group, the accumulated amount of items recognized in other comprehensive income (such as actuarial gains and losses, cash-flow hedge reserves, etc.) and other reserves (including translation differences). Dividends are deducted from equity when they are approved by the shareholders.

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

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation under expenses in the consolidated statement of profit or loss:

-
the service costs are recognized in the consolidated income statement by function and presented in the relevant line items (Cost of sales, Selling and marketing expenses, Research and development expenses, General and administrative expenses);

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

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions, if any, are reflected within the grant date fair value.

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

In preparing the consolidated financial statements, management has considered the impact of climate change in the context of the disclosures. These considerations did not have a material impact on the financial reporting judgements and estimates, and at this time, the Group does not expect that climate change will have a significant impact on the Group’s going concern assessment, its ability to recover the carrying value of its long-lived assets or its liquidity.

Key sources of estimation uncertainty

Revenue Recognition

The Group operates in several jurisdictions and assesses whether contracts with customers provide it with the right to consideration for the performance fulfilled based on legal assessment of applicable contracts and other source of enforceable rights and obligations (i.e. local regulations). As it regards revenue from contracts with customers for contract work and contract assets and liabilities, application of the cost-to-cost method requires a prior estimate of the entire lifetime costs of individual projects, updating them at each balance sheet date. This requires assumptions, which can be affected by multiple factors, such as the time over which some projects are developed, their high level of technology and innovative content, the possible presence of price variations and revisions, and machinery performance guarantees, including an estimate of contractual risks, where applicable. These facts and circumstances make it difficult to estimate the projects' costs to complete and, consequently, to estimate the value of contract work in progress at the balance sheet date. The Group estimates variable considerations to be included in the transaction price for the sale of products with rights of return and volume rebates. The Group forecasts sales returns using the historical return data to come up with expected return percentages. These percentages are applied to determine the expected value of the variable consideration.

Recoverable amount of goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units on which it is allocated and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. The value in use is determined using the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash-generating units, including a sensitivity analysis, are detailed in the Note 16. For the years ended December 31, 2024, 2023 and 2022 no impairments were recorded.

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

Expected credit losses of trade receivables and contract assets

The Group uses a simplified approach (lifetime ECL model) in calculating ECLs for trade receivables and contract assets. The loss allowance should be measured at initial recognition and throughout its life at an amount equal to lifetime ECL. The Group will adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is an estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

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

3. Changes in accounting policies and disclosures

New accounting standards

The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented, with the exception of the new standards and interpretations that are effective for reporting periods beginning on January 1, 2024, described below.

New standards and amendments effective from January 1, 2024

The following new standards and amendments effective from January 1, 2024 were adopted by the Group for the first time in 2024 and did not have a material impact on these Consolidated Financial Statements.

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

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2025 or subsequent years are listed below. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies' financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible. The Group is currently assessing the impacts from the adoption of this standard.

In May 2024, the IASB issued amendments to IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments-Disclosure, with the aim to set financial liabilities using an electronic payment system and to assess contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features. They also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, but early adoption is possible. The Group is currently assessing the impacts from the adoption of this standard.

In July 2024, the IASB published 'Annual Improvements to IFRS Accounting Standards — Volume 11'. It contains amendments to five standards as result of the IASB's annual improvements project (IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures, IFRS 9 — Financial Instruments, IFRS 10 — Consolidated Financial Statements, IAS 7 — Statement of Cash Flows). The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

4. Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. The Group’s scope of consolidation at December 31, 2024 and 2023 is as follows:

Subsidiaries

The consolidated financial statements of the Group include the following companies controlled by the parent company Stevanato Group S.p.A. directly or indirectly through the subsidiaries Stevanato Group International a.s., Balda Medical GmbH and Spami S.r.l.:

				% equity interest
Name	Segment	Description	Country of incorporation	2024	2023
Nuova Ompi S.r.l.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	100%	100%
Stevanato Group International a.s.	Holding	Service/ Subholding company	Slovakia	100%	100%
Medical Glass a.s.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Slovakia	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV (*)	Biopharmaceutical and Diagnostic Solutions	Service company	Mexico	—	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Mexico	100%	100%
Ompi of America inc.	Biopharmaceutical and Diagnostic Solutions	Production and sale of drug containment solutions and analytical services	USA	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Brazil	100%	100%
Perugini S.r.l.	Engineering	Production of consumables and mechanical components for industrial machines	Italy	100%	100%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	China	100%	100%
Stevanato Group Denmark A/S	Engineering	Production plant and machinery	Denmark	100%	100%
Medirio SA	Biopharmaceutical and Diagnostic Solutions	Research and development	Switzerland	100%	100%
Balda Medical Gmbh	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	Germany	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	USA	100%	100%
Balda Precision Inc.	Biopharmaceutical and Diagnostic Solutions	Production metal components	USA	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	Japan	100%	100%

(*) In the fourth quarter of 2024, the liquidation process of Stevanato Group N.A. S. de RL de CV was completed with the cancellation from the local business register.

Non-controlling interests

The equity and the net profit attributable to non-controlling interests at December 31, 2024 related to Medical Glass a.s. in which the Group holds an 99.74% interest. For further details refer to Note 36.

5. Segment Information

Management identifies two operating segments, based on the internal organization and reporting structure of Stevanato Group. The criteria used to identify the Group’s operating segments are consistent with the way the chief operating decision-maker (identified as the Chief Executive Officer of Stevanato Group) assigns resources and monitors performances. They are:

-
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables. This Segment deals mainly with the development and manufacturing of Drug Containment Solutions (DCS), In-Vitro Diagnostic Solutions (IVD) and Drug Delivery Systems (DDS). The business model is particularly complex as it requires constant cooperation with each customer for the development of the specific products they need, and it is based on sophisticated technical and industrial processes. This Segment also delivers analytical and regulatory support services focused on investigating the physiochemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and the drugs they will contain.
-
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting). The Engineering Segment designs, develops and produces equipment and machinery for our internal use and for external customers. The Group assembles equipment and machinery and develops the software necessary for its functioning in addition to working closely with the customers to install the machinery and equipment in their production sites, ensuring they are correctly calibrated and properly functioning. The after-sales services mainly consists in the provision of spare parts for our machinery and equipment as well as maintenance activity on the machines sold.

The operating segments described above are also identified as reportable segments.

	For the year ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	933,742	170,294	1,104,036	—	1,104,036
Inter-segment	4,037	187,342	191,379	(191,379)	—
Total revenue	937,779	357,636	1,295,415	(191,379)	1,104,036
Cost of sales	668,997	301,466	970,463	(168,746)	801,717
Gross Profit	268,782	56,170	324,952	(22,633)	302,319

Other operating income	8,926	108	9,034	57	9,091
Selling and marketing expenses	20,847	3,591	24,438	415	24,853
Research and development expenses	23,292	7,308	30,600	1,068	31,668
General and administrative expenses	67,933	12,284	80,217	13,530	93,747
Operating Profit	165,636	33,095	198,731	(37,589)	161,142

of which amortization and depreciation and impairment of PPE	75,747	3,808	79,555	1,097	80,652

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	879,288	206,066	1,085,354	—	1,085,354
Inter-segment	2,049	166,741	168,790	(168,790)	—
Total revenue	881,337	372,807	1,254,144	(168,790)	1,085,354
Cost of sales	591,107	294,550	885,657	(140,196)	745,461
Gross Profit	290,230	78,257	368,487	(28,594)	339,893

Other operating income	10,630	16	10,646	(223)	10,423
Selling and marketing expenses	20,970	3,948	24,918	60	24,978
Research and development expenses	27,653	7,420	35,073	599	35,672
General and administrative expenses	64,658	13,290	77,948	10,998	88,946
Operating Profit	187,579	53,615	241,194	(40,474)	200,720

of which amortization and depreciation and impairment of PPE	75,320	3,821	79,141	(661)	78,480

	For the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	799,652	184,028	983,680	—	983,680
Inter-segment	1,585	115,472	117,057	(117,057)	—
Total revenue	801,237	299,500	1,100,737	(117,057)	983,680
Cost of sales	526,370	234,826	761,196	(97,317)	663,879
Gross Profit	274,867	64,674	339,541	(19,740)	319,801

Other operating income	18,985	13	18,998	(148)	18,850
Selling and marketing expenses	12,287	2,430	14,717	11,369	26,086
Research and development expenses	25,169	6,542	31,711	2,676	34,387
General and administrative expenses	73,816	14,431	88,247	(2,500)	85,747
Operating Profit	182,580	41,284	223,864	(31,433)	192,431

of which amortization and depreciation and impairment of PPE	62,401	3,591	65,992	(1,170)	64,822

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of equipment manufactured by the Engineering Segment to the Biopharmaceutical and Diagnostic Solutions Segment. “Adjustments, elimination and unallocated items” also includes some corporate residual costs not allocated to the Biopharmaceutical and Diagnostic Solutions Segment and Engineering Segment.

The reconciliation from total segments operating profit to consolidated profit before tax is as follows:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Segments Operating Profit	198,731	241,194	223,864
Finance income	22,326	20,250	25,050
Finance expense	23,180	31,417	29,840
Inter-segment elimination and unallocated items	(37,589)	(40,474)	(31,433)
Profit Before Tax	160,288	189,553	187,641

For the year ended December 31, 2024, the Group served a customer who constituted 10.3% of consolidated revenue, equal to approximately EUR 113.2 million, realized both in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment.

For the year ended December 31, 2023, the Group served a customer who constituted 11.4% of consolidated revenue, equal to EUR 123.6 million, realized both in the Biopharmaceutical and Diagnostic Solutions Segment and in the Engineering Segment.

For the year ended December 31, 2022, no external customer exceeded 10% of group’s revenue.

6. Revenue from contract with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the year ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	422,351	—	422,351
Revenue from other containment and delivery solutions	511,391	—	511,391
Revenue from engineering	—	170,294	170,294
Total revenue from contracts with customers	933,742	170,294	1,104,036

Geographical markets
EMEA	556,324	111,506	667,830
APAC	83,293	12,942	96,235
North America	267,520	41,429	308,948
South America	26,605	4,417	31,022
Total revenue from contracts with customers	933,742	170,294	1,104,036

Timing of revenue recognition
Goods and services transferred at a point in time	895,157	23,890	919,047
Goods and services transferred over time	38,585	146,404	184,989
Total revenue from contracts with customers	933,742	170,294	1,104,036

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	366,433	—	366,433
Revenue from other containment and delivery solutions	512,855	—	512,855
Revenue from engineering	—	206,066	206,066
Total revenue from contracts with customers	879,288	206,066	1,085,354

Geographical markets
EMEA	523,681	110,366	634,047
APAC	76,436	26,465	102,901
North America	253,870	63,666	317,536
South America	25,301	5,569	30,870
Total revenue from contracts with customers	879,288	206,066	1,085,354

Timing of revenue recognition
Goods and services transferred at a point in time	861,551	16,235	877,786
Goods and services transferred over time	17,737	189,831	207,568
Total revenue from contracts with customers	879,288	206,066	1,085,354

	For the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	293,229	—	293,229
Revenue from other containment and delivery solutions	506,423	—	506,423
Revenue from engineering	—	184,028	184,028
Total revenue from contracts with customers	799,652	184,028	983,680

Geographical markets
EMEA	502,066	97,646	599,712
APAC	70,332	29,930	100,262
North America	198,153	52,685	250,838
South America	29,101	3,767	32,868
Total revenue from contracts with customers	799,652	184,028	983,680

Timing of revenue recognition
Goods and services transferred at a point in time	780,903	17,179	798,082
Goods and services transferred over time	18,749	166,849	185,598
Total revenue from contracts with customers	799,652	184,028	983,680

Revenue is disclosed by nature according to the goods and services provided by our operating segments. Revenue realized by the Biopharmaceutical and Diagnostic Solutions segment includes:

o
High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how and which are characterized by particular complexity or high performance; and
o
Other containment and delivery solutions.

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

Contract balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Trade Receivables	295,951	301,769
Contract Assets	168,515	172,580
Contract Liabilities	(16,545)	(22,306)
Advances From Customers	(16,622)	(22,892)
Non-current advances from customers	(44,046)	(39,418)

The contract assets mainly relate to the Group’s right to consideration from construction contracts not yet invoiced as of the balance sheet date. The amounts recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to consideration.

Revenue recognized in the current reporting period which relates to carried-forward contract liabilities amounts to EUR 22,306 thousand in 2024 (respectively EUR 14,847 thousand in 2023 and EUR 18,771 thousand in 2022).

7. Cost of sales

Cost of sales is detailed as follows:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Cost of materials	427,800	381,141	325,995
Direct industrial labor	153,174	150,036	130,637
Indirect industrial labor	82,501	72,229	61,194
Industrial depreciation and amortization	65,176	64,700	53,550
Impairment of PPE	2,616	—	—
Other costs of sales	70,450	77,355	92,503
Total Cost of sales	801,717	745,461	663,879

Cost of sales mainly pertains to the cost of materials, components and labor expense related to the production and distribution of our goods and services. Cost of sales also include depreciation and amortization of EUR 65,176 thousand (respectively EUR 64,700 thousand in 2023 and EUR 53,550 thousand in 2022) as well as industrial capitalized costs for the machinery and equipment built within the Group, subcontracting work and industrial overheads. For the year ended December 31, 2024, cost of sales included an impairment loss of EUR 2,616 thousand related to a facility located in China as further described in Note 18.

In the second quarter of 2024, the Group reassessed the expected useful life of certain machinery installed in its Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Based on a technical appraisal, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-Fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The change in the expected useful lives of the machinery was treated as a change in estimate starting from April 1, 2024. The reduction in depreciation expense in the second, third and fourth quarter of 2024 related to the machines for which expected useful lives were reassessed approximated a total of EUR 14.5 million.

For the year ended December 31, 2023, cost of sales benefited from EUR 2,886 thousand granted by the Italian government to help businesses offset the significant rise in utilities costs. The grants, which subsidized the price increases from electricity and natural gas consumed during the period, were in effect through the second quarter of 2023.

For the year ended December 31, 2022, grants received from European governments to mitigate the rise in utility cost positively affected the cost of sales by EUR 6,465 thousand.

8. Other operating income

Other operating income for the year ended December 31, 2024 amounted to EUR 9,091 thousand (respectively EUR 10,423 thousand in 2023 and EUR 18,850 thousand in 2022), relating mainly to (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the significant risks and benefits, (ii) certain insurance refunds, (iii) government grants, (iv) rental income, (v) certain cost recharges, and (vi) certain cancellation fees for unfulfilled contracts. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

9. Expenses

Expenses are detailed as follows:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Selling and marketing expenses	24,853	24,978	26,086
Research and development expenses	31,668	35,672	34,387
General and administrative expenses	93,747	88,946	85,747
Total Expenses	150,268	149,596	146,220

Selling and marketing expenses are mainly related to personnel expenses for the sales organizations and to business development and events costs, travel expenses and other marketing strategic consultancies. They also include net accruals of the provision for bad and doubtful debts for EUR 65 thousand (respectively EUR 682 thousand net accrual in 2023 and EUR 759 thousand net release in 2022).

Research and development expenses include costs for research and development activities to support the innovation of our products and components.

General and administrative expenses consists mainly of personnel expenses for administrative functions, consultancies, directors' compensation, insurance costs (such as Directors & Officers insurance), IT expenses (such as licenses) and rental fees.

10. Other information by nature

The breakdown of the Selling and marketing, Research and development and General and administrative expenses by nature is as follows:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Personnel	73,340	63,939	64,543
Other costs and incomes	64,003	71,195	71,164
Depreciation and amortization	12,860	13,780	11,273
Expected credit losses	65	682	(760)
Total expenses	150,268	149,596	146,220

Depreciation and amortization and impairment of property, plant and equipment (PPE) can be broken down as follows:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Cost of sales	67,792	64,700	53,550
Selling and marketing expenses	592	700	722
Research and development expenses	3,391	4,754	3,468
General and administrative expenses	8,877	8,326	7,082
Total depreciation & amortization and impairment of PPE	80,652	78,480	64,822

For further details on amortization and depreciation as well as impairment of PPE for the years ended December 31, 2024 and 2023, reference should be made to the movements in property, plant and equipment, intangible assets and right of use assets (Notes 17 - 18 - 35).

11. Finance income

Finance income are as follows:

	For the years ended December 31,
	2024	2023	2022
	(EUR thousand)
Interest income from banks deposits	1,723	792	648
Income from financial discounts	57	18	8
Other financial income	55	180	96
Foreign currency exchange rate gains	18,315	13,487	19,995
Derivatives fair value gain	1,487	5,703	3,551
Other fair value adjustments	689	70	752
Total finance income	22,326	20,250	25,050

12. Finance expense

Finance expense are as follows:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Interest on debts and borrowings	6,105	3,734	3,363
Financial discounts and other expenses	539	138	102
Interest on lease liabilities	759	581	573
Financial component IAS 19	270	268	118
Foreign currency exchange losses	8,831	23,408	19,136
Derivatives fair value loss	6,191	3,086	5,966
Other fair value adjustments	485	202	582
Total finance expense	23,180	31,417	29,840

Finance expenses include bank interest on the Group’s financial debt (calculated using the effective interest method) and interest on leases about the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounted to EUR 9,484 thousand net gain for the year ended December 31, 2024, EUR 9,921 thousand net loss for the year ended December 31, 2023, EUR 859 thousand net gain for the year ended December, 31 2022.

Derivatives revaluation and derivatives devaluation include changes in the fair values of the foreign currency forward contracts that have not been designated as hedge accounting relationships as well as the ineffectiveness of the foreign currency forward contracts designated in a cash flow hedge.

13. Employee benefits expense

Employee benefits expense are detailed as follows:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Included in Cost of sales:
Wages and salaries	186,833	175,090	154,852
Social security costs	41,364	40,025	30,721
Pension costs	7,346	7,036	5,970
Share-based payment expense	132	113	287
Included in Selling and Marketing expenses:
Wages and salaries	13,504	12,423	13,978
Social security costs	2,590	2,442	1,606
Pension costs	409	390	433
Share-based payment expense	427	57	1,024
Included in Research and Development expenses:
Wages and salaries	16,352	14,430	12,463
Social security costs	2,101	1,862	1,496
Pension costs	679	466	358
Share-based payment expense	(46)	167	800
Included in General and Administrative expenses:
Wages and salaries	29,487	24,518	22,272
Social security costs	5,299	4,846	3,612
Pension costs	1,116	699	510
Share-based payment expense	1,422	1,639	5,991
Total employee benefits expense	309,015	286,203	256,373

The average size of the Group's workforce during the year is as follows:

	For the year ended December 31,
	2024	2023	2022
Executives	80	70	57
Managers	220	211	137
Employees	5,282	5,260	4,781
Total Workforce	5,582	5,541	4,975

14. Income tax

Income tax expense is as follows:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Current income tax:
Current taxes	58,572	62,610	57,400
Prior years taxes	(841)	(1,932)	215
Deferred tax:
Deferred taxes	(15,209)	(16,815)	(12,990)
Income tax expense reported in the statement of profit or loss	42,522	43,863	44,625

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Deferred tax related to items recognized in OCI during in the year:
Gains/(losses) from remeasurement of employee of defined benefit plans and of agent termination plans	(7)	15	(236)
Change in the fair value of hedging instruments	1,119	932	(2,043)
Deferred tax charged to OCI	1,112	947	(2,279)

The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy.

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Accounting profit before income tax	160,288	189,553	187,641
Statutory income tax rate of 27.9%	44,720	52,885	52,202
Prior years taxes	(841)	(1,932)	215
DTA not recognized on tax losses carry-forward for the current fiscal year	1,770	1,854	750
DTA recognized on tax losses carry-forward from previous years	(1,272)	(2,810)	—
Tax effect on distributed dividends	507	827	—
Tax effect on unremitted earnings	—	—	1,488
Tax grants/not taxable items	(2,774)	(5,097)	(8,477)
Different foreign tax rate effect	412	(2,244)	(1,553)
DTA/DTL effect previous years	—	380	—
At the effective income tax rate of 26.5% (23.1% in 2023, 23.8% in 2022)	42,522	43,863	44,625
Income tax expense reported in the income statement	42,522	43,863	44,625

The Group's effective tax rate for the year ended December 31, 2024, increased to 26.5% compared to 23.1% for the year ended December 31, 2023. The increase in the effective tax rate was mainly attributable to the Italian legal entities due to the abolition of two significant tax grants, (i) the "ACE” tax benefit (linked to reinvestment of profits in the company), and (ii)

the Italian tax energy bonuses which were recognized for the year ended December 31, 2023 and whose effects did not repeat in the year ended December 31, 2024.

Unrecognized tax losses at December 31, 2024 and at December 31, 2023 amounted to EUR 10,488 thousand and EUR 8,377 thousand respectively, for which deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

The breakdown on the timing of tax losses carry-forwards is as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Timing of unrecognized tax losses carry-forwards
Unlimited	10,488	8,377
Total unrecognized tax losses	10,488	8,377

The change in unrecognized tax losses was related to an increase in tax losses in the U.S. subsidiary Balda C Brewer.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 is as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Intangible assets	1,520	(1,649)
Property, plant and equipment	37,818	30,150
Contract balances	(11,485)	(13,552)
Revaluations of investment properties to fair value	4,722	5,712
Expected credit losses	1,309	1,279
Derivatives	412	(708)
Leases	682	308
Long term incentives	—	12
Provisions	7,540	6,845
Accruals and other provisions	947	578
Tax losses carry forward	41,175	36,251
Unremitted earnings	(2,260)	(2,260)
Start up costs IPO SG spa	1,342	2,684
Borrowing costs capitalized	(2,075)	(550)
Other effects	1,137	1,527
Deferred tax assets, net	82,784	66,627
Reflected in the statement of financial position as follows:
Deferred tax assets	95,344	76,251
Deferred tax liabilities	(12,560)	(9,624)
Deferred tax assets, net	82,784	66,627

Deferred taxes are calculated based on the global allocation criteria, taking into account the cumulative amount of all the temporary differences, based on the average expected rates in force when these temporary differences reverse.

With reference to Deferred Tax Assets (DTA) on net operating tax loss (“NOL”) carryforwards, at December 31, 2024 the Group recognized DTA on NOL of EUR 41,175 thousand, attributable to various subsidiaries located in different jurisdictions (primarily Germany, the U.S., Denmark and Brazil).

The Group believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in all jurisdictions. As part of its recoverability assessment the Group has taken into account (i) the most recent forecast approved by management, (ii) the likelihood that the factors that have contributed to past losses in some countries will not recur, (iii), the future reversal of existing taxable temporary differences, (iv) the legal right to carryforward and utilization without time limit (some restrictions on yearly use may occur).

The Group has applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

On December 28, 2023, the government of Italy, where the parent company is incorporated for tax purposes, enacted the Pillar Two income taxes legislation effective from 1 January 2024 (see Legislative Decree no. 209/2023 and the subsequent Ministerial Decrees, hereinafter “the Italian Pillar Two rules”). According to the Italian Pillar Two rules, Stevanato Holding S.r.l. qualifies as the ultimate parent entity (“UPE”) for Pillar Two purposes, as it consolidates Stevanato Group S.p.A. on a line-by-line basis. As a consequence, the Pillar Two perimeter would be identified with that of the Consolidated Financial Statements of Stevanato Group Holding S.r.l., including all the entities which are consolidated on a line-by-line basis. As the UPE, Stevanato Group Holding S.r.l. will be in charge of the calculation of the jurisdictional effective tax rate according to the Pillar Two Rules. Stevanato Group Holding S.r.l. directly holds only the controlling participation in Stevanato Group S.p.A. with a 73.73% stake. Due to the apportionment of the profit rights related to the treasury shares held by Stevanato Group S.p.A., according to Article no. 2357-ter of the Italian Civil Code, the profit rights held by Stevanato Holding S.r.l. equals 81.82% based on the number of shares owned by Stevanato Holding S.r.l. over the total amount of the shares with rights to profits. As a consequence, Stevanato Group S.p.A. is a Constituent Entity for Pillar Two purposes.

Under the Italian Pillar Two rules, the UPE will be generally required to pay, in Italy, a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance to the Italian Pillar Two rules) of less than 15%. The group has performed a preliminary assessment of the “Transitional Safe Harbours” for Pillar Two purposes ("TSH") on the basis of the OECD rules on “Safe Harbour and Penalty Relief” issued on December 20, 2022 (and the subsequent Administrative Guidance), which are intended as “qualifying international agreement on safe harbours” for the purposes of the EU Directive n. 2523/2022 (art. 32) and the Italian Pillar Two rules. This preliminary assessment is based on the group’s accounting data for the fiscal year 2024 as reported from the Group entities in the consolidation process, before making any adjustments that would eliminate income or expense attributable to intra-group transactions.

Based on fiscal year 2024 financial data, the only jurisdiction in which a potential exposure to top-up-tax may exist is China, as no TSH test would be met. However, since the effective tax rate calculated for TSH purposes is close to 15%, no significant impact in terms of potential top up tax is expected. For the sake of completeness, we highlight that China has not implemented a local Qualified Domestic Top up Tax within their domestic legislation for fiscal year 2024. This preliminary assessment has been performed considering a number of technical positions based on the content of the TSH rules and other guidelines currently available. In this regard, considering the lack of specific interpretations and explanations by the OECD, the EU Directive, the Italian law, such technical positions shall be confirmed once the expected clarifications will be provided at OECD, EU and domestic level.

The Group is continuing to assess the impact of the Pillar Two income taxes legislation on its future financial performance.

The reconciliation of net deferred tax assets is as follows:

	2024	2023
	(EUR thousand)
As of January 1	66,627	48,258
Tax expense during the period recognized in profit or loss	15,209	16,815
Tax income/(expense) during the period recognized in OCI	1,112	947
Other effect	(164)	607
As at December 31	82,784	66,627

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

The following table reflects the income and share data used in the basic and diluted EPS calculation:

	At December 31,	At December 31,	At December 31,
	2024	2023	2022

Profit attributable to ordinary equity holders of the parent (in EUR thousand)	117,778	145,631	142,849

Weighted average number of ordinary shares for basic EPS	271,136,204	264,951,368	264,699,481
Effects of dilution from share-based incentive plans	13,785	20,899	—
Effects of dilution from remuneration in shares	2,508	5,281	1,581
Weighted average number of ordinary shares adjusted for the effect of dilution	271,152,497	264,977,547	264,701,062

	2024	2023	2022
Basic earnings per common share (in EUR)	0.43	0.55	0.54
Diluted earnings per common share (in EUR)	0.43	0.55	0.54

16. Goodwill

In accordance with IAS 36 - Impairment of assets, Goodwill is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired.

The impairment test of goodwill is performed at the level corresponding to the operating segments (refer to Note 5), which is the lowest level at which goodwill is monitored and performances assessed.

For the purpose of impairment testing, goodwill is allocated as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Biopharmaceutical and Diagnostic Solutions	31,805	31,805
Engineering Systems (*)	18,178	18,178
Total Goodwill	49,983	49,983

(*) After finalization of the accounting related to the acquisition of Perugini S.r.l., the goodwill resulting from the allocation of the consideration to the asset and liabilities acquired was confirmed in the amount of EUR 2,740 thousand. This goodwill was allocated to the "Engineering Systems" CGU.

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

The value in use has been determined by applying the Discounted Cash Flow ("DCF") method. This method has been applied with a two-stage approach, (i) the first corresponding to the explicit forecast period in the business plan (2025-2029) plus a 2030 prudently estimated by management on previous forecasted years and (ii) the second corresponding to a terminal value derived with inertial criteria for the period after 2030. The explicit period corresponds with the horizon covered by the budget and the plans prepared by management and approved by the Audit Committee, assuming realistic scenarios on the information available at the reporting date, including macroeconomic indicators and geo-political trends.

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

The growth rate in terminal value used for projecting beyond the explicit planning period (2025-2030) is 1% for all CGUs, deemed representative of a precautionary growth rate in terminal values, given the potential future competition within the sector and the discount factor considered.

The cash flows and discount rate were determined net of tax. Future cash flows are discounted using the weighted average cost of capital (WACC); this is estimated with a beta factor derived on the basis of a peer group. The discount rates, 7.4% for BDS and 6.7% for ESD, therefore reflect current market assessments and the time value of money and takes account of the risks specific to the sector. The discount rates used in the previous year were respectively 7.7% for BDS and 7.5% for ESD.

The results obtained using the discounted cash flow method have been tested for their sensitivity to changes in certain key variables, within reasonable ranges. The variables altered were (i) the WACC (between 6.4% and 8.4% for BDS and 5.7% and 7.7% for ESD), (ii) the long-term growth rate (in the range 0%-3%) and (iii) the EBITDA at continuing value (between -20% and +20%). The sensitivity analysis confirmed the absence of impairment indicators.

Finally, the discount rate and variation to the forecast EBITDA at continuing value within the impairment test have been identified that would allow a value in use equal to the carrying amount of the net assets of the respective CGU. This further sensitivity analysis resulted in the identification of breakeven for the BDS CGU with a WACC of 13.4%, or an average contraction of EBITDA at continuing value (everything else equal) of 41.9%. With regards to the ESD CGU, these indicators equated to a reduction in the EBITDA at continuing value of 85.9% and a WACC of 17.9%.

The impairment test for the goodwill did not result in any need for impairment.

17. Intangible assets

Changes in intangible assets are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible fixed assets in process and advances	Other intangible assets	Total
	(EUR thousand)
Cost
At January 1, 2023	16,081	25,255	25,885	3,147	12,406	82,773
Additions	—	3,571	102	5,023	—	8,696
Disposals	—	(402)	—	(25)	—	(427)
Reclassifications	—	2,072	—	(2,072)	—	—
Exchange differences	(24)	55	(96)	(17)	(188)	(271)
At December 31, 2023	16,057	30,550	25,890	6,056	12,218	90,771
Additions	—	397	165	10,408	—	10,970
Reclassifications	—	723	—	(723)	—	—
Exchange differences	(8)	(137)	51	(16)	317	207
At December 31, 2024	16,049	31,533	26,106	15,725	12,535	101,948

Amortization
At January 1, 2023	11,447	15,168	15,977	—	8,024	50,616
Amortization	2,537	5,125	1,314	—	664	9,640
Disposal	—	(402)	—	—	—	(402)
Exchange differences	(17)	49	(20)	—	(79)	(67)
At December 31, 2023	13,967	19,940	17,270	—	8,609	59,786
Amortization	1,543	5,307	1,250	—	444	8,544
Exchange differences	(6)	(137)	13	—	158	28
At December 31, 2024	15,504	25,110	18,533	—	9,211	68,358

Net book value
At December 31, 2024	545	6,423	7,573	15,725	3,324	33,590
At December 31, 2023	2,090	10,610	8,620	6,056	3,609	30,985

Development costs are referred to costs for the design, construction and prototype development for products which have been or are expected to be commercialized and for which it is probable that the expected future economic benefits will flow to the entity.

Industrial patents and intellectual property rights increased for EUR 397 thousand mainly due to the acquisition of licenses for IT systems and software.

Concessions, licenses, trademarks and similar rights with a total carrying amount of EUR 7,573 thousand (EUR 8,620 thousand in 2023) mainly includes the trade names related to Balda companies.

Intangible fixed assets in process and advances refer to ongoing projects which will conclude in subsequent years. Intangible fixed assets and advances increased for EUR 10,408 thousand mainly due to (i) the internally generated costs to support the development of a new packaging platform within the Engineering segment, amounting to EUR 5,553 thousand, and (ii) the costs associated with the Group's ongoing digitalization efforts and other software implementations.

No impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for. No changes in the useful life of intangible assets have occurred in all periods presented.

18. Property, plant and equipment

Changes in items of property, plant and equipment are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2023	166,423	523,764	51,640	15,182	298,527	1,055,535
Additions	9,714	41,942	5,008	317	395,858	452,839
Acquisition of Perugini S.r.l.	687	1,052	313	130	—	2,182
Disposals	—	(1,550)	(125)	(86)	—	(1,762)
Reclassifications	24,203	45,274	2,827	673	(72,977)	—
Exchange differences	2,593	5,306	349	287	(8,720)	(184)
At December 31, 2023	203,620	615,788	60,012	16,503	612,688	1,508,611
Additions	2,003	34,869	3,029	1,125	234,571	275,597
Disposals	(3,480)	(5,495)	(174)	(94)	(9)	(9,252)
Reclassifications	187,761	110,182	12,125	2,248	(312,316)	—
Impairment	—	—	—	—	(2,616)	(2,616)
Exchange differences	670	(8,925)	(380)	(645)	14,674	5,394
At December 31, 2024	390,574	746,419	74,612	19,137	546,992	1,777,734

Depreciation and impairment
At January 1, 2023	75,879	286,235	41,432	10,588	—	414,134
Depreciation charge for the year	7,201	47,563	6,358	1,469	—	62,591
Acquisition of Perugini S.r.l.	145	914	274	111	—	1,444
Reclassifications	(10)	—	—	10	—	—
Disposals	—	(1,505)	(72)	(85)	—	(1,662)
Exchange differences	796	2,524	131	164	—	3,615
At December 31, 2023	84,011	335,731	48,123	12,257	—	480,122
Depreciation charge for the year	9,220	42,789	9,036	1,555	—	62,600
Disposals	(1,038)	(4,677)	(162)	(94)	—	(5,971)
Exchange differences	(1,811)	(4,916)	(225)	(467)	—	(7,419)
At December 31, 2024	90,382	368,927	56,772	13,251	—	529,332

Net book value
At December 31, 2024	300,192	377,492	17,840	5,886	546,992	1,248,402
At December 31, 2023	119,609	280,057	11,889	4,246	612,688	1,028,489

At December 31, 2024, the overall increases in land and buildings, considering both the yearly additions and the reclassification from assets under construction, amounted to EUR 189,764 thousand and was mainly related to (i) the Group’s EZ-Fill® facilities in Latina, Italy, and Fishers, U.S., and (ii) the acquisition of land in Mexico.

In the first half of 2024, the Group sold its facility in Brabrand, Denmark. All activities in Brabrand were transitioned and consolidated to the Group's location in Silkeborg, Denmark, to gain operational efficiencies, harmonize the industrial footprint and allocate all resources and competencies at the same location to optimize the Group's Danish operations. As a result of such sale, the net decrease in land and buildings amounted to a total of EUR 2,361 thousand.

At December 31, 2024 the overall increases in plant and machinery, considering both the yearly additions and the reclassification from assets under construction, amounted to EUR 145,051 thousand and mainly referred to the acquisition of new production lines and equipment for the production of EZ-Fill® and bulk syringes, microvials and cartridges and molding machines for container in vitro diagnostic solutions as the Group continues its global capacity expansion initiatives.

In the second quarter of 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Based on a technical appraisal, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-Fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The change in the expected useful lives of the machinery was treated as a change in estimate starting from April 1, 2024. The reduction in depreciation expense in the second, third and fourth quarter of 2024 related to the machines for which expected useful lives were reassessed approximated total EUR 14.5 million.

Disposal of plant and machinery included the carrying amount of a production machine, previously used for manufacturing purposes, which sale is expected to occur in 2025. Accordingly, at December 31, 2024 the Group classified it as non-current asset held for sale for EUR 222 thousand.

Assets under construction, includes investments in production lines and machines for primary drug containers production, molds and injection machines which have not yet been completed but are expected to enter into use in the coming years. This category also includes the advancement of construction of the new Group's facility in the U.S., the construction works for the further expansion of the EZ-Fill® facility in Latina as well as the related production lines.

For the year ended December 31, 2024, the Group recorded an impairment loss of EUR 2,616 thousand resulting from the write-down of a facility in Zhangjiagang, China, that was acquired in 2021 and still included in assets under construction, to its estimated recoverable amount. The write-down of the Zhangjiagang facility resulted from the further postponement of the EZ-Fill® capacity expansion investment due to the diversion of a customer's EZ-Fill® project to the Group's facility in Latina, Italy, and to the increasing focus on the capacity expansion projects in the U.S. and Italy. This write down was recognized in the consolidated income statement as cost of sales. The recoverable amount at December 31, 2024 approximates EUR 11 million and is based on the fair value of the building resulting from a technical asset appraisal.

At December 31, 2024 committed supplier orders related to the ongoing investments equaled approximately EUR 94 million (EUR 136.5 million at December 31, 2023), net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana., in February 2022, Stevanato Group entered into an agreement with BARDA, which is part of the U.S. Department of Health and Human Services, through its partnership with the U.S. Department of Defense. Under the agreement, BARDA will make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 90 million) for manufacturing capacity for standard and EZ-Fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

At December 31, 2024, EUR 6,432 thousand borrowing costs were capitalized under IAS 23 (EUR 2,290 thousand in 2023). The average capitalization rate used to determine the amount of capitalized borrowing costs was 4.35% (4.60% in 2023).

At December 31, 2024, approximately EUR 19.2 million of investments in property, plant and equipment were unpaid and recorded among trade payables (approximately EUR 50.6 million at December 31, 2023).

19. Financial assets

The following table details the composition of financial assets:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Fair value of derivatives financial instruments	—	577
Non-current secured notes at FVTPL	3,938	3,182
Other non-current financial assets	1,503	1,293
Other non-current financial assets	5,441	5,052

Fair value of derivatives financial instruments	711	3,633
Current financial assets - interests receivable	618	—
Other current financial assets	—	749
Other current financial assets	1,329	4,382

Other Financial Assets	6,770	9,434

At December 31, 2024 and 2023, other non-current financial assets mainly included guarantee deposits and a secured senior convertible promissory note amounting to EUR 3,938 thousand and EUR 3,182 thousand, respectively. The note has a principal balance equal to the consideration paid by Stevanato Group for the note and accrues interest at 5% per annum from June 14, 2023 through November 27, 2023, and 6% per annum thereafter. The then outstanding principal and unpaid accrued interest of the note may be converted, at the option of the Company, in whole or in part, into conversion shares upon the closing of any sale by the issuing company of its equity securities primarily for equity fundraising purposes. The note is measured at fair value to profit and loss since the contractual cash flows do not consist solely of payments of principal and accrued interest on the amount of principal to be repaid, but provide for the possible acquisition of equity instruments of the issuing company. Refer to Note 28 for further details on the fair value measurement.

At December 31, 2024, other current financial assets included the positive fair value of interest rate swap while the negative fair value of interest rate swap and foreign exchange forward derivatives was included among non-current financial liabilities and current financial liabilities.

The following table sets further the analysis of derivative assets and liabilities at December 31, 2024 and December 31, 2023.

	At December 31,		At December 31,
	2024		2023
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	—	—	577	577

Current financial assets
Foreign exchange forward contracts - trading derivatives	—	—	204	204
Foreign exchange forward contracts - hedging instruments	—	—	1,056	1,056
Interest Rate Swap - hedging instruments	711	711	2,373	2,373

Non-Current financial liabilities
Interest Rate Swap - hedging instruments	(642)	(642)	(488)	(488)

Current financial liabilities
Commodity Swap - hedging instruments	—	—	(20)	(20)
Interest Rate Swap - hedging instruments	(348)	(348)	—	—
Foreign exchange forward contracts - trading derivatives	(1,660)	(1,660)	—	—
Foreign exchange forward contracts - hedging instruments	(1,412)	(1,412)	—	—

At December 31, 2024 and 2023 part of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales. The change in the fair value of the derivatives not designed as hedging instruments is recorded among finance income and finance expense.

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

At the year end, no impairment indicators have been identified and therefore no impairment losses have been accounted for.

20. Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Raw materials	115,603	122,083
Semi-finished products	53,462	38,347
Finished products	96,178	113,033
Provision for slow moving and obsolescence	(20,026)	(18,142)
Total inventories	245,217	255,321

Raw material and semi-finished products included advances paid to suppliers for inventories in the overall amount of EUR 25,000 thousand at December 31, 2024. At December 31, 2023, the advances paid to suppliers included in raw materials amounted to EUR 23,008 thousand.

Changes in the provision for slow moving and obsolete inventories are as follows:

	2024	2023
	(EUR thousand)
At January 1	18,142	16,194
Provision	1,910	3,353
Utilizations and other changes	(26)	(1,405)
At December 31	20,026	18,142

21. Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Trade receivables	302,655	308,425
Allowance for expected credit losses	(6,704)	(6,656)
Total trade receivables	295,951	301,769

Trade receivables are non-interest bearing and credit terms are generally 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk.

Trade receivables breakdown by geographical area is shown below:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
EMEA	147,675	176,638
APAC	43,989	37,574
North America	101,416	79,529
South America	9,575	14,684
Total Trade Receivables	302,655	308,425

Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 6,704 thousand and EUR 6,656 thousand for 2024 and 2023 respectively:

	2024	2023
	(EUR thousand)
At January 1	6,656	5,961
Accruals	1,411	1,489
Releases	(1,346)	(807)
Utilizations	(25)	(21)
Exchange differences and other changes	8	34
At December 31	6,704	6,656

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment and from the In-vitro diagnostic and DDS business, which are part of the Biopharmaceutical and Diagnostic Solutions Segment. As such, the balances of this account vary and depend on the number of ongoing construction contracts at the end of the year. The Group had contract assets of EUR 168,515 thousand at December 31, 2024 and of EUR 172,580 thousand at December 31, 2023. Contract assets gross amounted to EUR 414,955 thousand (EUR 360,433 thousand at December 31, 2023), net of advance invoices issued of EUR 246,440 thousand (EUR 187,853 thousand at December 31, 2023).

22. Tax receivables and tax payables

The breakdown in the account is as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Tax receivables	17,440	14,338
Tax payables	(25,431)	(30,798)

The increase in tax receivables is mainly due to the increase in receivable from Stevanato Holding S.r.l. (the parent company in the group taxation regime) which, as at December 31, 2024, had not yet repaid the full amount of the Stevanato Group’s tax losses for fiscal year 2023, transferred within the consolidated tax group. Participation in the Italian tax consolidation regime enables each participating company to optimize the financial management of corporate income tax, for example by netting the taxable income and tax losses of each participant within the tax group. This increase was partially offset by the utilization of High Tech Investments and R&D tax credit accrued by Italian legal entities for previous fiscal years.

Tax payables decreased mainly due to (i) a slightly lower Italian Corporate Income Tax to be paid by Italian legal entities to Stevanato Holding S.r.l. within the Italian tax consolidation regime; (ii) the advance payment made for fiscal year 2024 by Italian entities for IRAP tax (the Italian regional direct tax) was slightly higher than the amount due for the year, therefore no amounts for IRAP were due for fiscal year 2024.

23. Other receivables

Other receivables are as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Advances to suppliers	5,833	10,107
Accrued income and prepayments	12,059	10,881
VAT receivables	27,772	19,803
Other receivables	7,515	3,109
Total other receivables	53,179	43,900

The increase in the other receivables substantially relates to a grant resulting from an investment tax credit which the Group intends and has the ability to sell to a third party. Such receivable, amounting to EUR 6,165 thousand at December 31, 2024, is expected to be collected in 2025.

24. Cash and cash equivalents

At December 31, 2024 cash and cash equivalents amounted to EUR 98,270 thousand, compared to EUR 69,602 thousand at December 31, 2023. On March 26, 2024, Stevanato Group closed its underwritten follow-on public offering of an aggregate of 14,605,000 of its ordinary shares, including the full exercise of the underwriters’ option to purchase 1,905,000 additional ordinary shares to cover over-allotments, at a public offering price of USD 26.00 per share. Stevanato Group sold 7,302,500 ordinary shares (the "Company's Offering"), and Stevanato Holding S.r.l., sold 7,302,500 ordinary shares (the "Selling Shareholder's Offering"). The total gross proceeds from the follow-on offering, before deducting underwriting discounts and commissions and offering expenses, amounted to USD 189,865 thousand from each of the Company's Offering and the Selling Shareholder's Offering. Stevanato Group did not receive any proceeds from the Selling Shareholder's Offering. For the year ended December 31, 2024 the cash flow generated from the net proceeds from the follow-on offering after deducting underwriting discounts and commissions and offering expenses amounted to EUR 169,772 thousand.

25. Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for the shareholders.

Capital Management

The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the sustainable growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

Share capital

At December 31, 2024 the Company paid-in share capital amounted to EUR 22,232 thousand divided into 302,842,536 shares without par value, including 49,604,649 ordinary shares and 253,237,887 Class A multiple voting shares. At December 31, 2023 the Company paid-in share capital amounted to EUR 21,698 thousand divided into 295,540,036 shares without any nominal value, including 34,870,467 ordinary shares and 260,669,569 Class A multiple voting shares.

On March 22, 2024, the Board of Directors partially executed the delegation of authority granted by the extraordinary shareholders' meeting held on October 4, 2023 pursuant to Article 2443 of the Italian Civil Code, resolving to increase the share capital, from EUR 21,698,480 to EUR 22,231,562 by issuing up to 7,302,500 new ordinary shares.

The dual class structure of our shares includes ordinary shares and Class A shares. The Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except for the voting rights. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. The Class A shares are automatically converted (without the need for a resolution by the special meeting of the shareholders holding Class A shares or by the shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other than Stevanato Family members, or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family. The Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the simple request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the chairman of the board of directors of the Company, with a copy to the chairman of the Audit Committee. Under no circumstances may ordinary shares be converted into Class A shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering and the underwritten follow-on public offering of ordinary shares, net of the listing costs pertaining to the public subscription offer to the extent they were incremental costs directly attributable to the equity transaction that otherwise would have not been incurred. At December 31, 2024 and 2023 the share premium reserve amounted to EUR 559,565 thousand and to EUR 389,312 thousand, respectively. The share premium reserve increased after the completion of the underwritten follow-on public offering of ordinary shares on March 26, 2024.

Treasury shares

At December 31, 2023 a total of 30,073,093 of the Company's Class A shares were held in treasury for a total cost of EUR (27,233) thousand. At December 31, 2024, following the conversion of 129,182 Company's Class A shares into ordinary shares awarded to the beneficiaries of certain share-based incentive plans and other benefits, a total of 29,943,911 of the Company's Class A shares were held in treasury for a total cost of EUR (27,148) thousand.

Cash flow hedge reserve

The cash flow hedge reserve reflects the change in fair value of derivatives financial instruments, designated as cash flow hedges. At December 31, 2024 the cash flow hedge reserve amounted to EUR (1,029) thousand compared to EUR 2,241 thousand compared at December 31, 2023.

Cost of hedging reserve

The cost of hedging reserve reflects the forward element of forward contracts. At December 31, 2024 the cost of hedging reserve amounted to EUR (90) thousand compared to EUR (83) thousand at December 31, 2023.

Reserve for actuarial gains/losses

The reserve for actuarial gains/losses includes actuarial gains and losses on the net defined employees benefits liability and on the agents termination plans. At December 31, 2024 the reserve for actuarial gains/losses amounted to EUR (53) thousand compared to EUR (287) thousand at December 31, 2023.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arising from the translation of subsidiaries' financial statements denominated in currencies other than Euro; at December 31, 2024 it amounted to EUR (12,578) thousand compared to EUR (10,976) thousand at December 31, 2023. The change was mainly due to the depreciation against the Euro of the Mexican Peso and the Brazilian Real, partially offset by the appreciation of the U.S. Dollar and the Chinese Renminbi against the Euro that occurred in 2024, currencies in which the net assets of some of the companies belonging to the Group are denominated.

Retained earnings and other reserves

Retained earnings and other reserves include:

-
a legal reserve of EUR 4,340 thousand at December 31, 2024 and 2023;

-
other reserves of EUR 88,328 thousand at December 31, 2024 (EUR 65,237 thousand at December 31, 2023). The increase was due to (i) the allocation of the prior year net profit for EUR 20,887 thousand, (ii) the accrual of the fair value of personnel cost related to share-based incentive plans and related effects of the share awards for EUR 2,309 thousand and (iii) other effects for EUR (105) thousand;
-
retained earnings of EUR 652,995 thousand at December 31, 2024 (EUR 542,652 thousand at December 31, 2023).

Net profit attributable to equity holders of the parent

Net Profit attributable to equity holders of the parent amount to EUR 117,778 thousand at December 31, 2024 (EUR 145,631 thousand at December 31, 2023).

Non-controlling interests

Non-controlling interests amount to EUR 46 thousand at December 31, 2024 (EUR 115 thousand at December 31, 2023). For further detail refer to Note 36.

26. Dividends

On May 22, 2024, Stevanato Group shareholders approved the distribution of EUR 14,457 thousand in dividends (EUR 0.053 per share) from the net profits realized in the previous financial year. The dividend was payable on July 15, 2024 to shareholders of record at June 4, 2024. The dividends were paid in the third quarter of 2024.

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

27. Financial liabilities

Total financial liabilities amounted to EUR 434,605 thousand and EUR 398,916 thousand at December 31, 2024 and at December 31, 2023 respectively; the balances in financial liabilities are as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Lease liabilities	5,092	5,841
Bank overdrafts and short-term loan facilities	50,030	84,005
Bank loans	56,812	51,592
Fair value of derivatives	3,420	20
Financial payables for shares acquisition	—	175
Financial liabilities for accrued interests	1,573	1,644
Total current financial liabilities	116,927	143,277

Lease liabilities	11,809	13,104
Bank loans	255,437	192,304
Notes	49,790	49,743
Fair value of derivatives	642	488
Total non-current financial liabilities	317,678	255,639

Financial Liabilities	434,605	398,916

On April 16, 2020 Stevanato Group entered into a note purchase and private shelf agreement with PGIM, Inc. and certain of its affiliates, pursuant to which, for a period of three years following the date of the agreement, Stevanato could have issued, and PGIM, Inc. or certain of its affiliates could have purchased, up to USD 69,540 thousand of Stevanato notes. Additionally, on the same date, Stevanato Group issued EUR 50,000 thousand of Senior Notes, Series A, due April 16, 2028 to PGIM, Inc., with a fixed interest rate of 1.4%. Repayment of the Notes is required to be made in two tranches, EUR 25,000 thousand on April 16, 2027, and the remainder at the expiration of the notes. Pursuant to the agreement, Nuova Ompi s.r.l. provided to PGIM, Inc. and its affiliates a subsidiary guarantee, guaranteeing the repayment of the notes. The balance outstanding at December 31, 2024 and 2023 was EUR 49,790 thousand and EUR 49,743 thousand respectively.

The Note Purchase Agreement imposes certain covenants on the Group, including: (i) the notes must always rank at least pari passu with all other unsecured and unsubordinated indebtedness of the company and the guarantor; (ii) any covenant included in a different financing agreement which is more favorable to the lenders must apply to the Note Purchase Agreement, as well; (iii) no merger or consolidation for any guarantor unless expressly permitted by the Note Purchase Agreement; (iv) no dealings with sanctioned entities; (v) the ratio of consolidated net debt to consolidated EBITDA not to be greater than 3.50 to 1.00 with an increase of up to 4.0x once; (vi) consolidated net debt to equity not to be greater than 2 to 1; (vii) no liens in excess of a certain amount except for, among others, (a) existing ones, (b) tax liens, (c) liens in the ordinary course of business, (d) judgment liens; (viii) no sale of assets in excess of a certain amount; (ix) no subsidiary indebtedness beyond a certain basket; and (x) no segregation of assets under Italian law.

At December 31, 2024 and 2023, all financial covenants are complied with.

At December 31, 2024, the bank loans amounted to a total of EUR 312,249 thousand compared to EUR 243,896 thousand at December 31, 2023 (excluding the financial liabilities for accrued interests). The increase was mainly due to the draw down of three loans including two with BPER Banca and one with Banca Intesa Sanpaolo, for a total of EUR 120,000 thousand. Two of these loans, overall amounting to EUR 80,000 thousand, are at floating rates linked to Euribor rates plus a mark up and have a five-year tenor with two years of interest-only payments and three years of amortizing period with quarterly repayment of the installments at constant principal portion. One of these loans, amounting to EUR 40,000 thousand, is at floating rates and has a six-year tenor with two years of interest-only payments and four years of amortizing period with quarterly repayment of the installments at constant principal portion. For the year ended December 31, 2024, the Group reimbursed bank loans for EUR 51,664 thousand.

The decrease in bank overdrafts and short term loans was mainly due to the repayment of some short-term financing.

The following table sets forth the reconciliation of total borrowings (inclusive of accrued interest):

	At December 31,	Cash flows			Non-cash changes			At December 31,
	2023	Proceeds	Repayments	Accrued interest paid in the period	Exchange rate	Amortized Cost	Accrued interest in the period	2024
	(EUR thousand)
Bank loans	245,448	120,000	(51,664)	(1,553)	—	17	1,304	313,552
Bank overdrafts and short-term loan facilities	84,096	70,172	(104,126)	(91)	(21)	—	269	50,299
Notes	49,743	—	—	—	—	47	—	49,790
Total Borrowings	379,287	190,172	(155,790)	(1,644)	(21)	64	1,573	413,641

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At December 31, 2024

	Currency	Amount	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	56,893	2025	3.64%	56,893
	EUR	87,488	2026	3.84%	87,488
	EUR	90,591	2027	3.95%	90,591
	EUR	57,500	2028	4.03%	57,500
	EUR	10,000	2029	4.23%	10,000
	EUR	10,000	2030	4.23%	10,000
Amortized Cost	EUR	(223)	2025-2030		(223)
Total Bank Loans					312,249

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(210)	2025-2028		(210)
Total Notes					49,790

Overdrafts and short-term loan facilities	EUR	50,001	2025	3.02%	50,001
	DKK	220	2025	4.19%	29
Total Overdrafts and short-term loan facilities					50,030

Total Bank Loans and Overdrafts					412,069

At December 31, 2023

	Currency	Amount	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	51,664	2024	3.45%	51,664
	EUR	56,893	2025	3.86%	56,893
	EUR	60,821	2026	3.81%	60,821
	EUR	53,925	2027	3.42%	53,925
	EUR	20,833	2028	2.12%	20,833
Amortized Cost	EUR	(240)	2024-2028		(240)
Total Bank Loans					243,896

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(257)	2024-2028		(257)
Total Notes					49,743

Overdrafts and short-term loan facilities	DKK	198,811	2024	4.90%	26,005
	EUR	58,000	2024	4.05%	58,000
Total Overdrafts and short-term loan facilities					84,005

Total Bank Loans and Overdrafts					377,644

Certain bank loans require compliance with certain covenants on the Group consolidated figures, including: (i) not to exceed certain consolidated net debt to consolidated EBITDA ratios (not greater than 4.0 to 1.0 in three of the loan agreements and not greater than 3.5 to 1.0, at 4.0x, in the remaining agreements); (ii) to maintain a consolidated net debt to equity ratio equal to or lower than 2 to 1 and at least amounting to EUR 200 million; (iii) not to sell assets having a value, or to grant liens or loans to third parties, exceeding certain amounts; (iv) to ensure that the loans always rank at least pari passu with other debt of the company; (v) not to segregate assets (as defined under Italian law); and (vi) not to distribute dividends or reserves nor to carry out extraordinary transactions resulting in the breach of financial covenants.

At December 31, 2024 and 2023, all financial covenants are complied with.

28. Fair Value Measurement

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2024:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents	24	98,270	98,270	—	—
Financial assets - investments FVTPL - traded		106	106	—	—
Financial assets - investments FVTPL - not traded		95	—	—	95
Current financial assets - derivatives	19	711	—	711	—
Current financial assets - interests receivable	19	618	618	—	—
Non-current secured notes at FVTPL	19	3,938	—	—	3,938
Total assets		103,738	98,994	711	4,033

Current financial liabilities - derivatives	19, 27	3,420	—	3,420	—
Non-current financial liabilities - derivatives	19, 27	642	—	642	—
Total Liabilities		4,062	—	4,062	—

At December 31, 2023:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents	24	69,602	69,602	—	—
Financial assets - investments FVTPL - traded		240	240	—	—
Financial assets - investments FVTPL - not traded		436	—	—	436
Non-current financial assets - derivatives	19	577	—	577	—
Current financial assets - derivatives	19	3,633	—	3,633	—
Other current financial assets	19	749	—	749	—
Non-current secured notes at FVTPL	19	3,182	—	—	3,182
Total assets		78,420	69,842	4,959	3,618

Current financial liabilities - derivatives	19, 27	20	—	20	—
Non-current financial liabilities - derivatives	19, 27	488	—	488	—
Total Liabilities		508	—	508	—

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates at the reporting date. The fair value of interest rate swaps is determined by considering the present value of the estimated future cash flows based on observable yield curves. The fair value of commodity swaps is tied to the market price of the underlying commodities Italian electricity “Prezzo Unico Nazionale” (PUN) and natural gas “Punto di Scambio Virtuale” (PSV-Day Ahead Price - Heren) at the balance sheet date.

The fair value of non-current secured notes at fair value through profit or loss (FVTPL) has been determined as the sum of (i) the fair value of the “naked bond” represented by the net present value (discounted) of the expected future coupon flows, which are discounted on the basis of a risk-free interest rate curve adjusted for the issuer's credit risk, and (ii) the fair value of the “embedded option” to convert the par value of the bond into a certain number of shares. The fair value of the “naked bond” was measured using independently developed pricing models and based on the following market data:

•
for the EUR zero-coupon rate curve:
•
short-term interest rates quoted on the interbank market;
•
forward quotations of deposit rates (6-18 months- Forward Rate Agreement);
•
long-term interest rates (2-40 years- Swap Rates);
•
credit spreads, and specifically sectoral Credit Default Swaps (CDS) and country risk (U.S.);
•
spot quotation of the EUR/USD exchange rate (ECB fixing);
•
interest rate swap on the USD interbank market;
•
historical volatility on a daily basis for a range of peer comparable listed companies.

With reference to the fair value of the “embedded option”, the equity value of the issuer was calculated using the multiple EV/Revenue (enterprise value over revenue). The future equity value of the issuer was determined using stochastic simulation with the Monte Carlo method which, based on appropriate assumptions, has made it possible to define a substantial number of alternative scenarios over the time frame considered. The simulation, reflecting the characteristics of “no arbitrage” and “risk neutral framework”, was carried out using the following market data:

•
issuer's bond yield: 1.5 year growth rate derived from the risk-free curve i.e. the rates USD interest rate swap in the interbank market and equal to 4.42%;
•
volatility of the issuer's stock: reasonable estimate of historical volatility on a calculated daily basis, (volatility determined with reference to a sample of peers) with a time horizon of 1.5 years and equal to 47.49%.

The fair value of the investments FVTPL - traded is based on the quoted market prices at the end of the reporting period; the fair value of investments FVTPL - not traded is measured at cost as an estimate of fair value, as permitted by IFRS 9, for equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value.

Although cash and cash equivalents are measured at amortized cost, the value approximates fair value due to the short maturity of these instruments, which consist of bank current accounts.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the year ended December 31, 2024:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total
	(EUR thousand)
At December 31, 2023	436	3,182	3,618
Additions	9	—	9
Fair value adjustments	(350)	756	406
At December 31, 2024	95	3,938	4,033

The changes in level 3 instruments for the year ended December 31, 2024 are mainly due to fair value adjustments. The gains and losses from fair value adjustments were recognized in finance income and finance expense, respectively.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2024.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts as of December 31, 2024 and 2023.

29. Employee benefits

Employee benefits are analyzed as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Employee severance indemnity	5,571	5,677
Jubilee benefits	238	228
Other post-employment plans	1,074	1,228
Stock grant plan	280	280
Total employee benefits	7,163	7,413

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

The Italian legislation regarding this scheme was amended by Law 296 of 27 December 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance pay retain the nature of “Defined benefit plans”. Accordingly, the provision for employee severance indemnity in Italy consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme is accounted for as a defined contribution plan, and the Group recognizes the associated cost, being the required contributions to the pension funds, over the period in which the employee renders service.

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

Defined benefits obligation

The Group’s liabilities for employee benefits are as follows:

	Trattamento Fine Rapporto	Jubilee Benefits	Beneficio por Retiro / Terminacion	Severance Payment Slovakia	Total
	(EUR thousand)
At January 1, 2023	4,936	213	940	39	6,128
Acquisition of Perugini S.r.l.	387	—	—	—	387
Interest cost	178	6	83	2	269
Current service cost	353	26	259	9	647
Benefits paid	(422)	(21)	(233)	(15)	(691)
Actuarial gains and losses	245	4	(9)	10	250
Exchange rate differences	—	—	143	—	143
At December 31, 2023	5,677	228	1,183	45	7,133

Recognized in the consolidated income statement	531	36	341	11	919
Recognized in the other comprehensive income	245	—	(9)	10	246

At January 1, 2024	5,677	228	1,183	45	7,133
Interest cost	171	6	92	1	270
Current service cost	481	30	138	7	656
Benefits paid	(570)	(10)	(205)	(15)	(800)
Actuarial gains and losses	(188)	(16)	(49)	17	(236)
Exchange rate differences	—	—	(140)	—	(140)
At December 31, 2024	5,571	238	1,019	55	6,883

Recognized in the consolidated income statement	652	20	230	8	910
Recognized in the other comprehensive income	(188)	—	(49)	17	(220)

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

The principal assumptions used for determining the obligations under the plan described are as follows:

At December 31, 2024

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	3.38%	3.40%	11.00%	3.18%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	2.00%	—	3.50%	—

At December 31, 2023

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	3.17%	2.80%	9.25%	3.17%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	2.00%	—	3.50%	—

The discount rates used for the measurement of the pension plan obligation (including Italian TFR obligation) are based on yields of high-quality fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. The main variation is due to Italian TFR, whose average duration is approximately 12.4 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement.

A quantitative sensitivity analysis for significant assumptions impacting defined benefits obligation at December 31, 2024 and December 31, 2023 is reported as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Turnover rate +1,00%	24	19
Turnover rate -1,00%	(28)	(21)
Inflation rate +0,25%	80	82
Inflation rate -0,25%	(78)	(80)
Annual discount rate +0,25%	(107)	(111)
Annual discount rate -0,25%	111	115

The above sensitivity analysis on TFR is based on reasonable changes in key assumptions occurring at the end of the reporting period, keeping all other assumptions constant.

Such analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

30. Share-based compensation

On December 15, 2022, the Board of Directors approved a Long-Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027. Both sub-plans are divided into three cycles, from January 2023 to December 2025 (“First Vesting Period”); from January 2024 to December 2026 (“Second Vesting Period”); and from January 2025 to December 2027 (“Third Vesting Period”).

On January 3, 2023 and on January 3, 2024 the beneficiaries of the new Long Term Incentive Plan received a letter that granted them the right to obtain the transfer free of charge of a certain number of shares for the First Vesting Period and the Second Vesting Period, respectively, if the underlying conditions were met.

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent, for the First and Second Vesting Periods, 50% of a beneficiary's grant target pay opportunity, while Performance Shares represent the other 50% of the beneficiary's grant target pay opportunity. For the Third Vesting Period, the Company will determine the specific mix of Performance and Restricted Shares.

For each vesting period, the granting of awards under the Restricted Shares Plan is subject to the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment (3 equal annual installments), the relationship between the participant and Stevanato Group is still in existence, unless otherwise agreed by the Chief Executive Officer. The presence period for each participant varies according to each participant's vesting schedule and is identified with the period between the grant of rights date and each installment-vesting schedule.

The right to the award of shares under the Performance Shares Plan, for each vesting period (3 years cliff vesting), is subject to the positive outcome of the determination of the Board of Directors relating to two different performance targets:

I. Revenue Growth Performance Criterion: 50% of the target number of shares shall vest if the Group achieves the targets in relation to the revenue growth performance criterion;

II. ROIC Performance Criterion: 50% of the target number of shares shall vest if the Group achieves the targets in relation to the ROIC Performance Criterion. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital (average of the beginning and end of each fiscal year).

The performance target level, minimum target, overachievement target and maximum target of each performance criterion, for each vesting period, were communicated to the beneficiaries with the grant letter. In case of overperformance, the percentage of shares vested could be up to 200%.

The fair values of the Restricted Share Unit (RSU) and Performance Share Unit (PSU) awards were measured using the share price on the grant date adjusted for expected annual dividend yield of 0.30% and 0.25% respectively, for the First Vesting Period and the Second Vesting Period, as these RSU and PSU awards do not have the right to receive ordinary dividends prior to vesting.

	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments
	Granted in 2023	Granted in 2024	Granted in 2024
Performance Share Units (PSUs)	EUR 16.44	EUR 23.03	EUR 16.92
Restricted Share Units (RSUs) - I Installment	EUR 16.54	EUR 23.16	EUR 17.03 - 17.43 - 18.67
Restricted Share Units (RSUs) - II Installment	EUR 16.49	EUR 23.11	EUR 16.98 - 17.39 - 18.62
Restricted Share Units (RSUs) - III Installment	EUR 16.44	EUR 23.03	EUR 16.92 - 17.34 - 18.56

Changes to the unvested number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

number of shares	Outstanding PSUs	Outstanding RSUs
At January 1, 2023	—	—
Granted (*)	145,670	145,670
Forfeited	(1,390)	(1,390)
At December 31, 2023	144,280	144,280
Granted (**)	84,321	109,037
Forfeited	(42,471)	(40,794)
Vested (***)	—	(40,484)
At December 31, 2024	186,130	172,039

*Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the First Vesting Period

**Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Second Vesting Period

***The vested shares related to the RSUs I Installment were awarded to the beneficiaries on June 10, 2024

At the Company's shareholders' meeting held on May 22, 2024, the shareholders passed certain resolutions relating to the remuneration of the Company's Board of Directors, with the exception of Mr. Franco Moro, which will include a component in kind represented by the award of ordinary shares of the Company provided that the relevant directors are still in office as of the date of the shareholders' meeting approving the financial statements of the Company for the fiscal year ending December 31, 2024. The fair value of the shares granted to the Board members amounted to EUR 17.85 and was measured using the share price on the grant date adjusted for the present value of the dividend, which they will not receive during the vesting period.

Changes to the unvested number of shares for the share-based compensation of Board members are as follows:

number of shares	Outstanding RSUs
At January 1, 2024	44,996
Granted (*)	22,750
Vested (**)	(44,996)
Forfeited	(3,250)
At December 31, 2024	19,500

*Granted on May 22, 2024

**The vested shares were granted to Board members in 2022 and 2023 and were subject to the condition of tenure until the date of approval of the financial statements of the Company as at December 31, 2023. The vested shares were awarded to the beneficiaries on June 10, 2024.

For the year ended December 31, 2024 and 2023, the Company recognized EUR 2,394 thousand and EUR 2,414 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the shares awards to employees and members of the Board of Directors. At December 31, 2024, unrecognized compensation expense amounted to EUR 1,669 thousand (EUR 2,892 thousand at December 31, 2023, based on the assumptions on the date) and is expected to be recognized over the remaining vesting periods through 2025 and 2026 based on current assumptions.

31. Provisions

The balances at December 31, 2024 and 2023 are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2024	1,429	659	2,570	380	5,038
Accrued during the period	1,857	36	999	9	2,901
Utilization	(1,129)	—	—	(42)	(1,171)
Releases	—	—	(78)	—	(78)
Exchange rate differences	—	43	199	—	242
At December 31, 2024	2,157	738	3,690	347	6,932

Current	1,733	—	2,406	—	4,139
Non-current	424	738	1,284	347	2,793

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2023	1,102	654	2,770	1,026	5,552
Accrued during the period	1,086	28	160	182	1,456
Utilization	(760)	—	(54)	(802)	(1,616)
Releases	—	—	(214)	(26)	(240)
Exchange rate differences	1	(23)	(92)	—	(114)
At December 31, 2023	1,429	659	2,570	380	5,038

Current	1,063	—	—	—	1,063
Non-current	366	659	2,570	380	3,975

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

The provision for legal proceeding and sundry risks represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceeding and disputes. At December 31, 2024 the Group accrued overall EUR 2.4 million related to employment and personnel matters in the United States.

At December 31, 2024 provision for legal and sundry risks also includes accruals in connection with taxation related to personnel severance amounting to EUR 613 thousand and a provision for workers compensation insurance for overall EUR 639 thousand.

32. Other non-current liabilities

Other non-current liabilities at December 31, 2024 and December 31, 2023 amounted to EUR 62,720 thousand and EUR 48,474 thousand. At December 31, 2024 other non-current liabilities mainly related to (i) an advance payment from the U.S. Biomedical Advanced Research and Development Authority (BARDA) of EUR 44,212 thousand (EUR 36,402 thousand in 2023), which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for certain costs at the site in the amount of EUR 2,322 thousand (EUR 2,183 thousand in 2023). These advance payments are expected to be recognized over the useful life of the element of property, plant and equipment to which are related. For further details on BARDA contribution refer to Note 18.

In addition to the above, other non-current liabilities mainly included (i) deferred income for overall EUR 14,149 thousand related to the grant of land by the city of Fishers and to an investment tax credit linked to the Group's new facility in the U.S., which will be recognized in the income statement on a systematic basis over the useful life of the building erected on the site, and (ii) EUR 1,814 thousand related to holiday pay for our Danish company’s employees following the transition to the new Danish Holiday Act that started in 2019.

33. Trade payables and other current liabilities

Trade payables and other current liabilities are detailed as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Trade payables	231,020	277,815
Payables to social security institutions	8,512	8,341
Payables to personnel	33,831	35,716
VAT payables	485	3,057
Other tax payables	6,147	7,272
Deferred income and prepayments	11,502	13,604
Allowance for future expected customer returns	5,889	6,898
Other	424	1,349
Total trade payables and other current liabilities	297,810	354,052

The book value of trade payables is approximately equal to their fair value. Trade payables are non-interest bearing and are normally settled on 90 to 120-day term including those trade payables that are included in the supplier finance arrangement described below. Other payables are non-interest bearing and have an average term of six months.

Other current liabilities include customer returns that reflect the best estimate of expected liabilities related to future expected returns regarding revenue recognized in the current year, estimated on the basis of past experience.

In 2018 the Group launched the “Confirming program”, a web-based and pay-per-use Supply Chain Finance solution, that allows Group suppliers to anticipate their receivables. The main benefits for the Group are an improvement of supply chain financial stability and a simplification in payment management cycle. Under such program, the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group's liability is assigned by the supplier to be due to the relationship bank rather than the supplier. The value of the liability payable by the Group remains unchanged. The Group assesses the arrangement against indicators to assess if debts, which vendors have sold to the funder under the supplier financing scheme, continue to meet the definition of trade payables or should be classified as borrowings. At December 31, 2024, the Group determined that the terms of the trade payable are otherwise substantially unchanged and that it is therefore appropriate to continue presenting the relevant amounts within trade payables in the statement of financial position.

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Carrying amount of trade payables that are part of a supplier finance arrangement	18,029	20,514
Of which suppliers have received payment	12,770	17,321

There were no significant non-cash changes in the carrying amount of the trade payables included in the Group's supplier finance arrangement.

34. Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Contract Liabilities	16,545	22,306
Advances from customers	60,668	62,310
Total contract liabilities and advances from customers	77,213	84,616

Current	33,167	45,198
Non-current	44,046	39,418

Contract liabilities relate to ongoing customer-specific construction contracts of the Engineering Segment and of the In-vitro diagnostic and DDS businesses, which are part of the Biopharmaceutical and Diagnostic Solutions Segment. The Group has contract liabilities of EUR 16,545 thousand and EUR 22,306 thousand at December 31, 2024 and December 31, 2023 respectively. Contract liabilities gross amounts to EUR 68,560 thousand (EUR 76,853 thousand in 2023), net of advance invoices issued of EUR 85,105 thousand (EUR 99,159 thousand in 2023).

Advances from customers relate to sales whose revenue are recognized at point in time.

35. Leases

The Group has lease contracts for various items of plant, machinery, vehicles and other equipment used in its operations. Leases of plant and machinery generally have lease terms between 3 and 6 years, while vehicles and other equipment generally have lease terms between 3 and 5 years. Property leases generally have lease terms between 2 and 10 years. There are several lease contracts that include extension and termination options. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. Such extension options are in a range of 1 years to 6 years and are mainly included in a number of property leases across the Group. In evaluating the lease term, the Group has considered if the Group has the right to terminate a lease. In such case, the non-cancellable period of the lease includes the period covered by the option to terminate the lease.

The Group also has certain leases of machinery, industrial equipment and vehicles with lease terms of 12 months or less and leases of office equipment with low value (e.g. unit value lower than EUR 5,000). The Group applies the "short-term lease" and "lease of low-value assets" recognition exemptions for these leases.

Movements in the leased right of use assets are shown below:

	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2023	20,518	8,815	346	11,551	41,230
Acquisition of Perugini S.r.l.	—	1,085	—	80	1,165
Additions	3,112	—	—	1,686	4,798
Disposals	(139)	—	—	(63)	(202)
Exchange rate differences	(471)	(12)	—	1	(482)
At December 31, 2023	23,020	9,888	346	13,255	46,509
Additions	2,456	17	—	1,715	4,188
Disposals	(231)	—	—	(190)	(421)
Exchange rate differences	720	21	—	(70)	671
At December 31, 2024	25,965	9,926	346	14,710	50,947

Depreciation
At January 1, 2023	8,675	5,461	274	7,531	21,941
Acquisition of Perugini S.r.l.	—	356	—	74	430
Depreciation charge for the year	2,873	1,480	48	1,846	6,247
Disposals	(98)	—	—	(60)	(158)
Exchange rate differences	(186)	(6)	—	(8)	(200)
At December 31, 2023	11,264	7,291	322	9,383	28,260
Depreciation charge for the year	3,611	1,468	6	1,807	6,892
Disposals	(100)	—	—	(151)	(251)
Reclassifications	—	(18)	18	—	—
Exchange rate differences	325	15	—	(30)	310
At December 31, 2024	15,100	8,756	346	11,009	35,211

Net book value
At December 31, 2024	10,865	1,170	—	3,701	15,736
At December 31, 2023	11,756	2,597	24	3,872	18,249

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2024	2023
	(EUR thousand)
At January 1	18,945	19,982
Additions	4,188	4,589
Acquisition of Perugini S.r.l.	—	621
Accretion of interest	759	581
Payments	(7,235)	(6,521)
Early terminated contracts	(162)	(22)
Exchange rate difference	406	(285)
At December 31	16,901	18,945

Current	5,092	5,841
Non-current	11,809	13,104

The following are the amounts recognized in profit or loss:

	For the year ended December 31,
	2024	2023	2022
	(EUR thousand)
Depreciation expense of right of use assets	6,892	6,247	6,325
Interest expense on lease liabilities	759	581	573
Expense relating to short-term leases	1,392	2,118	1,673
Expense relating to leases of low-value assets	5,172	4,749	3,968
Total amount recognized in profit or loss	14,215	13,695	12,539

At December 31, 2024 the Group signed a twelve months property lease agreement and an extension for 9 months of an existing lease agreement for an overall undiscounted liability amounting to approximately EUR 22 thousand. Both leases start in 2025.

36. Subsidiaries with non-controlling interest

The Stevanato Group comprises the following subsidiaries with non-controlling interest:

		At December 31,	At December 31,
Name	Country	2024	2023

Medical Glass a.s.	Slovakia	0.26%	0.26%

		At December 31,	At December 31,
		2024	2023
		(EUR thousand)

Equity attributable to non-controlling interests:
Ompi of Japan Co., Ltd.*		—	56
Medical Glass a.s.		46	59
		46	115

Loss/ (Profit) attributable to non-controlling interest:
Ompi of Japan Co., Ltd.*		—	56
Medical Glass a.s.		(12)	3
		(12)	59

* Effective July 31, 2023, Stevanato Group entered into an agreement with Winckler & Co. Ltd, SE Holdings Co. Ltd and Ompi of Japan Co., Ltd., to purchase the remaining minority equity interests in Ompi of Japan Co., Ltd. and to terminate the JV agreement with SE Holdings Co. Ltd.

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
-
the purchase of products and rentals paid to Società Agricola Stella S.r.l., 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;
-
the income from the sale of consumables to Società Agricola Stella S.r.l.;
-
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;
-
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary Stevanato Group Denmark A/S in charge up to February 29, 2024;
-
for the year ended December 31, 2022 rentals paid to members of Stevanato family;
-
donations to the Stevanato Foundation, owned by Stevanato family. The foundation's mission centers around pursuing the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation supports children and young people facing serious challenges due to their health, the distress of their families or other situations that may affect their health or well-being;
-
consulting services provided by C.T.S. Studio AS, whose beneficial owner is a Board member in the sub-holding Stevanato Group International AS;
-
revenue from the sale of drug containment solutions, and pharma visual inspection equipment to Incog BioPharma Services, Inc, a U.S.-based biopharma services company, in which SFEM Italia S.r.l. holds a controlling stake;
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
-
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime;
-
rentals paid to Stevanato Holding S.r.l.;
-
income from Stevanato Holding S.r.l. related to the recharge of certain costs pertaining to the secondary component of the upsized follow-on underwritten offering of ordinary shares and to some services rendered to the parent company by Stevanato Group S.p.a..

The amounts of transactions with related parties recognized in the consolidated income statement and the related assets and liabilities are as follows:

For the year ended and at December 31, 2024

	Revenue	Other income	Costs*
	(EUR thousand)

Parent company
Stevanato Holding S.r.l.	—	266	7

Other related parties
Società Agricola Stella S.r.l.	—	1	165
SFEM Italia S.r.l.	—	—	21
E & FKH Ejendomme ApS	—	—	222
Studio Legale Spinazzi Azzarita Troi	—	—	198
Fondazione Stevanato	—	—	180
Incog BioPharma Services Inc	5,557	—	—

* Costs include cost of sales, selling, general administrative costs and other expenses net

	Trade receivables	Trade payables	Other Assets	Contract Assets	Other Liabilities
	(EUR thousand)

Parent company:
Stevanato Holding S.r.l.	—	—	9,216	—	22,785

Other related parties
Società Agricola Stella S.r.l.	—	113	—	—	—
SFEM Italia S.r.l.	—	2	—	—	—
Studio Legale Spinazzi Azzarita Troi	—	29	—	—	—
Incog BioPharma Services Inc	208	—	—	3,628	3

For the year ended and at December 31, 2023

	Revenue	Costs*
	(EUR thousand)

Other related parties
Winckler & Co. Ltd.	—	191
Società Agricola Stella S.r.l.	—	110
SFEM Italia S.r.l.	—	20
E & FKH Ejendomme ApS	—	435
Studio Legale Spinazzi Azzarita Troi	—	311
Fondazione Stevanato	—	240
C.T.S. Studio AS	—	21
Incog BioPharma Services Inc	545	—

* Costs include cost of sales, selling, general administrative costs and other expenses net

	Trade receivables	Trade payables	Other Assets	Other Liabilities
	(EUR thousand)
Parent company:
Stevanato Holding S.r.l.	—	—	4,020	—

Other related parties
Società Agricola Stella S.r.l.	—	102	—	—
Studio Legale Spinazzi Azzarita Troi	—	168	—	—
C.T.S. Studio AS	—	1	—	—
SIT Manufacturing	—	—	2,034	—
Incog BioPharma Services Inc	636			1,210

Loan from/to related parties

For the year ended and at December 31, 2023

	Interest received	Interest paid	Financial assets or liabilities
	(EUR thousand)

Other related parties
SE Holdings Co.Ltd.	—	3	—

For the year ended December 31, 2022

	Revenue	Costs*
	(EUR thousand)

Other related parties
Winckler & Co. Ltd.	—	313
Società Agricola Stella S.r.l.	—	90
SFEM Italia S.r.l.	—	19
E & FKH Ejendomme ApS	—	419
Piovesan Barbara	—	30
Studio Legale Spinazzi Azzarita Troi	—	384
Fondazione Stevanato	—	305
C.T.S. Studio AS	—	23
Incog BioPharma Services Inc	509	—

* Costs include cost of sales, selling, general administrative costs and other expenses net

Loan from/to related parties

For the year ended December 31, 2022

	Interest received	Interest paid
	(EUR thousand)

Other related parties
SE Holdings Co.Ltd.	—	5

Key management personnel of the Group
Directors and Key Managers	2	—

Emoluments to Directors and Key Management

The fees of the Directors of Stevanato Group S.p.A. are as follows:

For the year ended December 31, 2024

	Fixed remuneration		Share based	Total
	Annual	Fringe	compensation (2)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	1,970	6	459	2,435

(1) Fringe benefits related to car and insurance benefits

(2) Shares granted to board members

For the year ended December 31, 2023

	Fixed remuneration		Pension	Share based	Total
	Annual	Fringe	expense (2)	compensation (3)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	2,242	12	70	438	2,762

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to "Trattamento Fine Mandato" accrued in the year

(3) Shares granted to board members

For the year ended December 31, 2022

	Fixed remuneration		Pension	Share based	Total
	Annual	Fringe	expense(2)	compensation (3)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	2,353	12	62	379	2,806

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to "Trattamento Fine Mandato" accrued in the year

(3) Shares granted to board members

The aggregate compensation for members of the Senior Management Team (excluding the Chairman and including the CEO) is as follows:

For the year ended December 31, 2024

	Fixed remuneration		Variable	Pension	Share based	Total
	Annual	Fringe	remuneration(2)	expense (3)	compensation(4)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,741	22	79	2,325	719	4,886

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued in the year and to severance payments

(4) Shares granted under stock grant plan 2023-2027 and other share-based incentive plans

For the year ended December 31, 2023

	Fixed remuneration		Variable	Pension	Share based	Total
	Annual	Fringe	remuneration(2)	expense(3)	compensation(4)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,777	28	94	94	845	2,838

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued in the year

(4) Shares granted under stock grant plan 2023-2027 and other share-based incentive plans

For the year ended December 31, 2022

	Fixed remuneration		Variable	Pension	Share based	Total
	Annual	Fringe	remuneration(2)	expense(3)	compensation(4)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,619	26	1,198	87	5,423	8,353

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO and LTI. With regard to variable compensation, key managers' performance was measured not only by financial indicators, such as revenue and EBITDA margin, but also by non-financial indicators such as (i) environment: programs in line with carbon neutrality, (ii) gender balance in senior position, (iii) quality mindset and performances and (iv) values and guiding principles.

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued in the year

(4) Shares granted under stock grant plan 2021-2027 and other share-based incentive plans

38. Commitments and contingencies

Commitments, guarantees and contingent liabilities can be described as follows:

	At December 31,	At December 31,
	2024	2023
	(EUR thousand)
Guarantees	112,614	128,083
of which secured	—	4,696
Total Guarantees	112,614	128,083

At December 31, 2024 the main commitments and risks assumed by the Stevanato Group are as follows:

-
Suretyship issued in favor of Nordea Bank for EUR 1,340 thousand (EUR 26,835 thousand in 2023) on behalf of Stevanato Group Denmark A/S;
-
Letter of comfort in favor of Unicredit AG for EUR 15,000 thousand (EUR 15,000 thousand in 2023) on behalf of the company Balda Medical Gmbh.

Secured guarantees for EUR 4,696 thousand in 2023 concerned the floating charge on Stevanato Group Denmark A/S against short-term credit lines.

The guarantees provided by credit institutions and insurance companies on behalf of Group companies in favor of third parties amount to EUR 67,476 thousand (EUR 58,166 thousand in 2023) and mainly comprise advance payment and performance bonds issued in favor of clients in the Engineering segment.

Other residual guarantees with individual low value amounts, are in aggregate EUR 28,798 thousand (EUR 23,386 in 2023) and are mainly related to mandatory bonds for VAT reimbursement issued by Stevanato Group, on behalf of Italian subsidiaries, in favor of Italian Tax Authority.

From time to time, in the ordinary course of business, the Group enters into various arrangements with key third party suppliers. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods with fixed and determinable price provisions. At December 31, 2024, the Group is substantially in compliance with the contract obligations and there are no material impacts on the financial statements.

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
-
commodity risk, arising from the fluctuation in commodities price, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities price market, can cause significant business challenges that can affect production costs, product pricing, company margins and cash flows, value of assets and liabilities.

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

The impact of foreign currency exchange rate differences recorded within financial income/ (expense) for the year ended December 31, 2024, except for those arising on financial instruments measured at fair value, amounted to a net gain of EUR 9,484 thousand (EUR 9,921 thousand net loss in 2023).

There have been no substantial changes in 2024 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The Group actively hedges against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are only partially designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally from three to twelve months.

The Group is holding the following contracts:

At December 31, 2024

		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
	(EUR thousand)
Notional amount (1)	Forward	34,349	—	—	34,349	(1,660)	Other current financial liabilities
Average forward rate (EUR/USD)		1.092

Notional amount (2)	Forward	18,079	13,977	2,333	34,389	(1,412)	Other current financial liabilities
Average forward rate (EUR/USD)		1.106	1.073	1.072

Total					68,738	(3,072)
(1) Derivatives not designated as hedging instruments
(2) Derivatives designated as hedging instruments

At December 31, 2023

		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
	(EUR thousand)
Notional amount (2)	Forward	9,467	—	—	9,467	443	Other current financial assets
Average forward rate (EUR/USD)		1.047

Notional amount (1)	Collar options	12,247	—	—	12,247	204	Other current financial assets
Average forward rate (USD/MXN)		17.880

Notional amount (2)	Forward	36,631	6,807	—	43,438	613	Other current financial assets
Average forward rate (EUR/USD)		1.082	1.090

Total					65,152	1,260
(1) Derivatives not designated as hedging instruments
(2) Derivatives designated as hedging instruments

Set out below is the impact of hedging on equity:

	Cash Flow Hedge Reserve	Cost of Hedging Reserve
	(EUR thousand)
At January 1, 2023	(824)	179
Foreign exchange forward	550	(126)
Tax effect	(111)	30
At 31 December, 2023	(385)	83
Foreign exchange forward	1,667	9
Tax effect	(465)	(2)
At 31 December, 2024	817	90

The following table presents an analysis of sensitivity to a change in exchange rates for the currencies the Group is majorly exposed to. Such analysis does not consider the impact of forward currency contracts or collar options. With all other variables held constant, the Group’s marginality is affected as follows:

At December 31, 2024

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(EUR thousand)
Euro	1%	(1)%	(1,032)	1,053
U.S. dollar	3%	(3)%	(3,035)	3,223
	5%	(5)%	(4,962)	5,484

Euro	1%	(1)%	193	(197)
Mexican Pesos	3%	(3)%	567	(602)
	5%	(5)%	928	(1,025)

Euro	1%	(1)%	(122)	125
China Renmimbi	3%	(3)%	(359)	381
	5%	(5)%	(587)	649

At December 31, 2023

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(EUR thousand)
Euro	1%	(1)%	(1,506)	1,537
U.S. dollar	3%	(3)%	(4,431)	4,705
	5%	(5)%	(7,244)	8,007

Euro	1%	(1)%	216	(221)
Mexican Pesos	3%	(3)%	636	(676)
	5%	(5)%	1,041	(1,150)

Euro	1%	(1)%	(132)	135
China Renmimbi	3%	(3)%	(388)	412
	5%	(5)%	(634)	701

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at corporate level and utilizing similar structures as those employed for the management of currency risks. The Group has hedges in place against interest rate risk, covering EUR 190.7 million out of a total of EUR 311.1 million variable rate loans.

The Group’s most significant floating rate financial assets at December 31, 2024 are cash and cash equivalents.

The financial liabilities composition and the impact of the hedging instrument on the statement of financial position at December 31, 2024 and December 31, 2023 are as follows:

At December 31, 2024

	Fix Through derivatives	FIX	Floating	Total nominal amount	Effect amortized cost	Total	MtM IRS Derivates	Line item in the statement of financial position
	(EUR thousand)
Bank loans	190,709	1,359	120,404	312,472	(223)	312,249	(279)	Current financial assets/ Current financial liabilities/ Non-current financial liabilities
Bank overdrafts	—	—	50,030	50,030	—	50,030		Current financial liabilities
Notes	—	50,000	—	50,000	(210)	49,790		Non-current financial liabilities
Total	190,709	51,359	170,434	412,502	(433)	412,069	(279)

Percentage of Total	46%	13%	41%

At December 31, 2023

	Fix Through derivatives	FIX	Floating	Total nominal amount	Effect amortized cost	Total	MtM IRS Derivates	Line item in the statement of financial position
	(EUR thousand)
Bank loans	151,927	1,805	90,404	244,136	(240)	243,896	2,461	Non-current financial assets/ Current financial assets/ Current financial liabilities/ Non-current financial liabilities
Bank overdrafts	—	—	84,005	84,005	—	84,005	—	Current financial liabilities
Financial payables for share acquisition	—	175	—	175	—	175	—	Current financial liabilities
Notes	—	50,000	—	50,000	(257)	49,743	—	Non-current financial liabilities
Total	151,927	51,980	174,409	378,316	(496)	377,820	2,461

Percentage of Total	40%	14%	46%

The Group is holding the following hedging contracts (Interest Rate Swaps):

Line item in the statement of financial position	Contract notional	Currency	Carrying amount at December 31, 2024	Carrying amount at December 31, 2023
	(EUR thousand)
Non-current financial assets	130,000	EUR	—	577
Current financial assets	220,000	EUR	711	2,373
Non-current financial liabilities	130,000	EUR	(642)	(488)
Current financial liabilities	70,000	EUR	(348)	—

Set out below is the impact of hedging on equity:

Cash Flow Hedge Reserve
(EUR thousand)
At January 1, 2023	(4,547)
Interest Rate Swap	3,522
Tax effect	(845)
At December 31, 2023	(1,870)
Interest Rate Swap	2,740
Tax effect	(658)
At December 31, 2024	212

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

At December 31, 2024

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(EUR thousand)
	+20 BP	-20 BP	(201)	201
	+50 BP	-50 BP	(502)	502
	+100 BP	-100 BP	(1,004)	1,004

At December 31, 2023

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(EUR thousand)
	+20 BP	-20 BP	(92)	92
	+50 BP	-50 BP	(230)	230
	+100 BP	-100 BP	(461)	461

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

The Group believes that its total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through the existing relationships with banks, will enable us to satisfy the requirements of our investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility for at least the next 12 months. However, there can be no assurance that the Group will be able to obtain additional capital, or at acceptable costs.

The following table summarizes the due dates of the Group’s financial and other liabilities at December 31, 2024 and 2023 on the basis of contractual payments of principal portion which have not been discounted:

At December 31, 2024
	Due within one year	Due between one and five years	Due beyond five years	Total
	(EUR thousand)
Bank overdrafts and short-term loan facilities	50,030	—	—	50,030
Borrowings from banks (*)	56,893	245,579	10,000	312,472
Notes (*)	—	50,000	—	50,000
Lease liabilities (**)	5,864	11,731	1,549	19,144
Trade payables	231,020	—	—	231,020
Tax payables	25,431	—	—	25,431
Other liabilities (***)	55,983	—	1,814	57,797
Employee benefits	120	160	6,883	7,163
Total liabilities	425,341	307,470	20,246	753,057

(*) The corresponding balance reported in the consolidated financial statement position is EUR 312,249 thousand and EUR 49,790 thousand respectively and refers to adoption of amortized cost.

(**) The corresponding balance in the consolidated financial statement position is EUR 16,901 thousand and refers to adoption of IFRS 16.

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

(***) Other liabilities are mainly related to payables to personnel and social security institutions, other tax payables as well as allowance for future expected customer returns.

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

Trade receivables (gross of bad debt allowance) at December 31, 2024, amounting overall to EUR 302,655 thousand (EUR 308,425 thousand in 2023), include receivables not overdue of EUR 246,281 thousand and overdue receivables of EUR 56,374 thousand, of which EUR 45,347 thousand within 90 days, EUR 1,733 thousand between 90 and 180 days, EUR 3,758 thousand between 181 and 365 days and EUR 5,536 thousand beyond 365 days. At December 31, 2024 the Group has accrued an allowance for doubtful accounts amounting to EUR 6,704 thousand (EUR 6,656 thousand in 2023).

Commodity risk

With regard to commodity risk, the Group entered into floating market-price contracts for certain utilities. The Group consumes large amounts of natural gas and electricity for its operating activities. The increased volatility in natural gas and electricity prices over the past 12 months has led to the decision to enter into commodity swap contracts.

These contracts are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity. Hedging the price volatility of forecasted natural gas and electricity consumption is in accordance with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

At December 31, 2024, the Group there were no contracts in place.

At December 31, 2023, the Group held the following contracts:

Commodity	Contract notional (volume)	Unit	Carrying amount at December 31, 2023	Line item in the statement of financial position
			(EUR thousand)
Gas	33,480	MWh	—	Current financial liabilities
Energy	10,132	MWh	(20)	Current financial liabilities
Total	43,612		(20)

40. Events after the reporting period

On February 6, 2025 Stevanato Group entered into an unsecured term loan agreement with Banca Monte dei Paschi amounting to EUR 20.0 million to support the expansion of production capacity. The financing has a five-years tenor, with three years of interest-only payments and two years of amortizing period. This loan requires compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5.

On February 23, 2025, Stevanato India Private Limited was incorporated. The company, a wholly-owned subsidiary of Stevanato Group S.p.A., will sell the Company’s products, services and solutions, including pharmaceutical packaging materials, drug containment solutions and drug delivery systems, as well as forming, assembly, packaging and vision-inspection equipment.