Form 20-F
period 2025-12-31
Stevanato Group S.p.A.
filed 2026-03-04
CIK 1849853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Financial Statements

We present in this annual report the audited consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023. These financial statements were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (IFRS). The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

All references herein to “our financial statements” or “our consolidated financial statements”, are the Consolidated Financial Statements included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended on December 31 of that calendar year.

As of the date of this annual report, our authorized share capital is €22,231,562.00 divided into 302,842,536 shares without par value, including 49,709,718 ordinary shares and 253,132,818 Class A shares, of which 29,838,842 shares are held in treasury. On March 4, 2021, the shareholders’ meeting approved a share split following which the then existing 20,002 shares have been split into a total of 100,010,000 ordinary shares with no par value, without changing the amount of the share capital. On July 1, 2021 the shareholders’ meeting approved a further share split following which all the existing 100,010,000 shares have been split into a total of 272,427,240 shares in the ratio of 2.724 new shares post-split for each share outstanding prior to the share split. In connection with the split that occurred on July 1, 2021, all of the ordinary shares held by Stevanato Holding S.r.l. and the ordinary shares held in treasury were converted into Class A shares.

On July 20, 2021 we completed our initial public offering, at completion of which 22,400,000 ordinary shares were offered by us and 9,600,000 ordinary shares were offered by Stevanato Holding S.r.l.. On August 18, 2021, the underwriters further purchased 712,796 newly issued ordinary shares from us and 305,484 ordinary shares from Stevanato Holding S.r.l.

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

On June 10, June 13, and September 11, 2025, a total of 105,069 Class A shares held in treasury were converted into ordinary shares and granted to directors and employees of the Group as compensation in kind or as benefit, bonus or other premium or incentive (pursuant to the Restricted Stock Grant Plan Stevanato Group S.p.A. 2023-2027). As a result of such conversion, as of December 31, 2025, our share capital (divided into a total of 302,842,536 shares) included 49,709,718 ordinary shares and 253,132,818 Class A shares.

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
•
Our use of new and evolving technologies, such as artificial intelligence, may present risks and challenges that can impact our business, including by posing cybersecurity and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability.
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

Our success depends on our customers’ confidence that we can provide reliable, consistently high-quality products, which also requires us to provide validated data to support our customers’ use of our products. We believe that customers are likely to be sensitive to our products failing to meet the specifications shown on our data sheets. Our reputation and the public perception of our products and technologies may be impaired if our products fail to perform as expected or fail to meet applicable quality criteria, specifications or performance standards. If our products experience, or are perceived to experience, a material defect or error, this could result in loss or delay of sales, damaged reputation, diversion of development resources and increased insurance or warranty costs, any of which could harm our business. These risks may be amplified by our new product lines as we implement appropriate quality control criteria. We are reliant, to an extent, on customer feedback on the quality of our products, and it may take additional time for new products to meet the desired quality standards. Any defects or errors could also result in our inability to timely deliver products to our customers, which could cause disruptions to our customers’ ability to obtain results, narrowing the scope of the use of our products and ultimately hindering our or their success in relevant markets. Even after any underlying concerns or problems are resolved, any lingering concerns regarding our technology, product defects or performance standards could continue to result in lost sales, delayed market acceptance and damaged reputation, among other things. If problems in preparation or manufacture of a product, failure to meet required quality standards for that product or other product defects are not discovered before such product is released to our customers, we may be subject to adverse legal or regulatory actions, including halting of manufacturing and distribution, restrictions on our operations, civil sanctions (including monetary sanctions), and criminal actions. In addition, such problems or failures subject us to other litigation or claims, including claims from our customers for reimbursement of the cost of lost or damaged materials. Our customers also require specific and adequate information regarding our products and their uses, and any inaccuracies in this information could lead to products being sold for the wrong uses and may result in our having to refund or replace the products in question. Any of the above problems may adversely affect our reputation, business, financial condition and results of operations.

We must develop and acquire new products and services and enhance existing products and services, adapt to significant technological and innovative changes and respond to introductions of new products by competitors in order to remain competitive.

We sell our product and service offerings in industries that are characterized by significant technological changes, frequent new product and technology introductions and enhancements and evolving regulatory requirements and industry standards. As a result, our customers’ needs continue to evolve and our products and services may be superseded by new technologies (for instance, if certain drugs are no longer administered through injection or alternative methods of administration are available) or their demand may decline. For instance, as our sales and profitability are largely dependent on the sale of products delivered by injection, if our customers reconfigure their drug product or develop new drug products requiring less frequent dosing, our sales and profitability may suffer. Likewise, if we do not appropriately innovate and invest in new products, services and technologies, and be open to broadening the scope of our offerings, our product and service offerings may become less desirable in the markets we serve. Although changing providers can be a lengthy process for our customers, they could move to new technologies offered by our competitors, especially if such competitors are able to react more directly and effectively to a customer’s specific demand. Though we believe customers in our markets have displayed a significant amount of loyalty to a particular product, we also believe that because of the initial time investment required by many of our customers to reach a purchasing decision for a new product, it may be difficult to regain a customer once that customer purchases a product from a competitor.

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

Our backlog at December 31, 2025 was approximately €871 million compared to €853 million at December 31, 2024. Although a change in backlog will generally result in a change in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), a change in backlog at a particular point in time does not necessarily correspond to a change in direct revenues during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the production and timing expected by our customers, the timing of the commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the project. In addition, the uncompleted portion of delayed projects remain in backlog until they are canceled or completed. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

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

The U.S. Trump administration recently has implemented tariffs on products manufactured in several jurisdictions, including among others China, Mexico, the EU and other European countries, and Canada, and has made announcements regarding the potential modification of existing tariffs and imposition of tariffs on other jurisdictions. While certain of the announced tariffs have been delayed, the U.S. Trump administration may in the future pause, reimpose or increase tariffs, and countries subject to such tariffs, or other potentially impacted countries, have and in the future may impose additional and/or reciprocal tariffs or other restrictive trade measures in response. Any of these actions, which we cannot predict, could increase uncertainties and associated risks relating to the Company's global operations.

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

Our operating results could be negatively affected by the loss of revenue from a significant number of our customers. Our revenue is fairly well distributed, with 53.6% of our revenues deriving from our top ten customers and one individual customer representing 12.0% of revenues in 2025. However, consolidation within our customer base, including, in particular, among pharmaceutical companies, may give larger customers greater bargaining and buying power and operational sophistication, which can enable them to operate with reduced inventories. In addition, consolidation among our customers may lead them to rely on a reduced number of suppliers, with no assurance that they will continue using our products.

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

Over the last 75 years we have consistently expanded our operations and anticipate expanding further as we pursue our long-term growth strategy. The key elements of our growth strategy include, among other things, the expansion of our global market position in drug containment solutions and drug delivery systems, accelerating penetration in life sciences systems, increasing our investments in research and development, building on our expertise in manufacturing, assembly and inspection systems for drug containers and complex, multi-component systems, leveraging our scientific and engineering capabilities, increasing our penetration in the North American region and selectively pursuing acquisitions and technology partnerships to augment and expand our product and service portfolio. We have further expanded our manufacturing facilities in Piombino Dese (Italy) and established new plants primarily for EZ-Fill® products, with strong focus on biologics and vaccines, in Fishers (Indiana, U.S.), and Latina (Italy) and evaluated strategic acquisitions to broaden our offering, our technical know-how and our international footprint. In November 2021, we entered into an investment agreement with the Zhangjiagang Economic and Technological Development Zone Administration Committee to be used for the manufacture of our drug containment and engineering lines. After entering into this investment agreement, the Group decided to postpone its EZ-fill® capacity expansion investment in China, to focus on the capacity expansion projects in the U.S. and Italy. As a result, we are now in the process of selling the facility in Zhangjiagang city, China, that we acquired in 2021. In March 2025, we entered into a rent to buy agreement with a lessee related to such facility.

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

We operate manufacturing facilities in Italy, Slovakia, Denmark, Germany, United States, Mexico, China and Brazil, and sell and distribute our products in approximately 65 countries. As part of our business strategy, we will continue to seek to expand our sales and market share in various international markets in which we currently operate and evaluate expansion opportunities into additional international markets. The economies of some of these markets differ from the economies of our core market factors in Europe and in some cases present new and greater risks. Our financial results and operations are substantially dependent upon macro-economic and political conditions, particularly in Italy, Slovakia, Denmark, Germany, United States, Mexico, China and Brazil, where we operate manufacturing facilities. High levels of sovereign debt in certain countries (including Italy), combined with increasing inflation, weak growth, political instability and high unemployment rates, could lead to additional fiscal reforms (including austerity measures), sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and, potentially, disruptions in the credit and equity markets, as well as other outcomes, each of which, alone or combined with other factors, could have a material adverse effect on our business, results of operations, access to credit and capital markets and, therefore, our ability to implement our growth strategy.

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

Our average days sales outstanding for 2025 has decreased to approximately 61 days (compared to approximately 75 days for 2024), but some customers may request longer payment terms from time to time. A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. In addition, we may make advances to suppliers in the normal course of business. While we have procedures to monitor exposure to credit risk on trade receivables and other current assets, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our financial condition and operating results.

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

We employ approximately 6,010 employees, as at December 31, 2025, in multiple jurisdictions (approximately 58% based in Italy, 10% in Germany, 8% in the U.S., 7% in Mexico, 5% in Brazil, 4% in each of Slovakia and Denmark, and 3% in China). A significant portion of our employees in Italy, Germany, Slovakia, Mexico, Denmark and China are covered by collective bargaining arrangements made either at the local or national level in their respective countries. Although we believe that our relations with our employees are satisfactory, no assurance can be given that this will continue. If disputes with our unions arise, or if our workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, operating results and financial position.

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

The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. Due to the evolving nature of cyber threat actors and the frequency and sophistication of the cyber activities they carry out, the determination of the severity and potential impact of a cyber incident may not become apparent for a substantial period of time following discovery of the incident and we may not be able to address these threats proactively or implement adequate preventative measures, and with the use of artificial intelligence, threats may become more advanced and detection become increasingly difficult. For example, our business could be harmed if we are faced with or exposed to unauthorized use of generative artificial intelligence in open structured systems, which can result in inadvertent disclosure of protected information.

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

The UK GDPR is in a currently substantially unvaried form from the GDPR, however, it is likely to be subject to divergence from the GDPR over time. We may therefore be subject in the future to separate and additional data protection obligations to those to which we are already subject. This may result in additional costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. In recent years, the United States and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. In the EEA and in the UK under national laws derived from the e-Privacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for e-marketing. The GDPR and UK GDPR also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users. Finally, the current national laws that implement the e-Privacy Directive are highly likely to be replaced across the EU (but not the UK) with a EU regulation known as the e-Privacy Regulation which, though still in development, will if adopted, impose new obligations on the use of personal data in the context of electronic communications, particularly in relation to online tracking technologies, and significantly increase regulators’ ability to impose fines for non-compliance. This again introduces the possibility we will be subject to, and required to comply with, a separate and additional legal regime with respect to data privacy, which may result in additional costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

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

Our use of new and evolving technologies, such as artificial intelligence, may present risks and challenges that can impact our business, including by posing cybersecurity and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability.

We may use and integrate artificial intelligence into our business processes both in our own development and implementation of models and through the adoption of commercially available tools. Use of this technology could pose cybersecurity, data privacy, IT, intellectual property, regulatory, legal, operational, competitive, reputational and other risks and challenges that could affect our business. Specifically, risks related to bias, AI hallucinations, discrimination, harmful content, misinformation, fraud, scams, targeted attacks such as model poisoning or data poisoning, surveillance, data leakage, loss of consensus reality, inequality, environmental harms, and other harms may flow from our development, use, or deployment of AI technologies.

The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain processes to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The development of artificial intelligence models requires resources for design, development, testing and maintenance. If we enable or use models that contain actual or perceived biases, or otherwise draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability.

In addition, the use of artificial intelligence technologies can give rise to intellectual property risks, including the disclosure or compromise of our confidential information or other proprietary intellectual property through the use of generative AI tools, or the ability to assert or defend ownership rights in intellectual property created with the use of generative artificial intelligence tools.

If we develop or use AI systems that are governed by the newly issued or evolving laws or regulations governing this topic, we will need to meet higher standards of data quality, transparency, and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. We may also be subject to significant enforcement or litigation in the event of any perceived non-compliance.

Our vendors may in turn incorporate artificial intelligence tools into their offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. In addition, the use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries, which could impact us and our vendors. The integration of AI systems, by us or by our vendors, may increase cybersecurity risk. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

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

As a consequence of the COVID-19 pandemic, sales of vials globally increased as pharma customers increased their inventories to meet demand and mitigate supply chain risk. This resulted in a revenue growth acceleration. As a result of rapid procurement to secure vials, customers globally accumulated excess vial inventories which led to a period of revenue decline in vials as customers worked down excess inventories. The demand for vials appears to have stabilized but the market may continue to remain at these levels or potentially decline.

During COVID-19, we increased production capacity to support our customers’ efforts in rapidly responding to COVID-19. In this context we provided: (i) glass vials and syringes to approximately 90% of marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19. COVID-19 generated increased demand for our products and services, with customers producing treatments in vial format increasing their orders in an effort to secure vial inventories and mitigate risk. This led to excessive inventory levels for vials globally. In 2023, the Group began to experience weak demand in vials as customers started working down excess inventories. This continued into 2024 and the Group's revenue and profit were impacted by weak vial demand. In 2025, vial demand stabilized for bulk standard vials and demand improved for ready-to-use EZ-fill® vials, as customer inventories began to normalize but may continue to remain weak.

A lower rate of increase or a decline in sales of vials could adversely affect our business, financial condition and results of operations.

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

Our voting control is concentrated.

Stevanato Holding S.r.l., our controlling shareholder and holding company of the Stevanato family, exercises a significant majority of the voting power with respect to our outstanding shares because of the multiple voting shares that it holds. Class A Shares are entitled to three votes per share, and ordinary shares are entitled to one vote per share. Excluding treasury shares (which voting right is suspended), Stevanato Holding S.r.l. holds 93.09% of the voting rights of the Company.

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

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 and certain other Sections of the Exchange Act, and we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers. Foreign private issuers are also not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less publicly available information concerning us than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

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

As of December 31, 2023, we are no longer an “emerging growth company.” As a result, we are required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), beginning with our annual report on Form 20-F for the year ended December 31, 2023. Complying with Section 404 requires a rigorous compliance program as well as adequate time and resources.

The Section 404 assessment must include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting.

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

As discussed above, as a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. We would lose our foreign private issuer status if, for example, more than 50% of our shares were held by U.S. residents, and more than 50% of our total assets are located in the United States as of December 31, 2026. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2027, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with certain additional U.S. federal proxy requirements to which we are not currently subject. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE, some of which we currently voluntarily comply with even though exemptions might be available. As a U.S. listed public company that is not a foreign private issuer, we would incur additional legal, accounting and other expenses that we would not be required to incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

As disclosed in more detail under Item 15, “Controls and Procedures” below, we identified material weaknesses as of December 31, 2025 in our internal control over financial reporting. Our management has taken actions to remediate the previously identified material weaknesses as of December 31, 2024 by implementing our remediation plans throughout the fiscal year ending December 31, 2025; however, for certain of the items, remediation has not been fully completed to-date resulting in an extension of our remediation plans through the fiscal year ending December 31, 2026. There can be no assurance that all such remediation efforts will be successful, that our internal control over financial reporting will be effective as a result of these efforts or that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods. In addition, we cannot assure you that our independent registered public accounting firm will be able to attest that such internal controls are effective.

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

Our international expansion has been carried out through a combination of acquisitions and organic expansion. We began our international expansion in 2005, with the acquisition of Medical Glass, a Slovakia based primary packaging manufacturing company. Subsequently, in 2007 and 2013, we acquired an Italian company, Optrel, and a Danish company, Innoscan, both specialized in the production of pharmaceutical visual inspection machines. These acquisitions marked our entry into the technology and equipment manufacturing business. In 2016, we pursued further expansion of our offering through the acquisition of: (i) Balda, a company specialized in developing and manufacturing plastic diagnostic consumables, drug delivery systems and medical components; (ii) Medirio, a start-up developing patents and other intellectual property for the wearable injectors business; and (iii) SVM Automatik, a company specialized in the production of high-technology machines and systems for assembly, packaging and serialization of pharmaceutical products. In 2022, Innoscan merged with and into SVM Automatik which then changed its corporate name in Stevanato Group Denmark. In late 2023, we acquired Perugini S.r.l., an Italian company specializing in the manufacturing of consumables and mechanical components for industrial machines.

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

In addition, through brownfield expansions, we expanded capacity in Piombino Dese in 2019 to increase our syringe production, and added a new building in Latina, Italy, which began commercial production of syringes in 2023.

B.
Business Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries.

We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug product life cycle from development to clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value-added solutions to our clients.

We have secured a leadership position within the drug product development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 75-year history, we have earned a reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2024 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products and solutions in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise, and engineering and manufacturing excellence to meet the quality and performance requirements of pharmaceutical and biotech customers.

Our solutions are highly integrated into the entire drug product product life cycle, from development, production and the commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also supply engineering machinery and manufacturing equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes, such as pharmaceutical visual inspection systems. Our involvement at each stage of a drug product life cycle, together with our comprehensive, integrated offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage and makes us uniquely positioned.

The chart below illustrates our mission-critical presence across the pharmaceutical value chain.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (such as GLP1s and peptides, antibodies, proteins and RNA-based drugs), biosimilars, vaccines and molecular diagnostics. We are closely integrated in the drug product production and delivery supply chain, and we are well-positioned to benefit from secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, growth of biologics and biosimilars, the self-administration of medicines, aging demographics, increasing complexities in health conditions and co-morbidities, increasing global access to vaccines and advanced healthcare in developing countries, and increasing global quality standards and regulation.

Based on a market report provided by IQVIA Ltd. in 2024, we estimate the total addressable market for our current products, which primarily consists of solutions for biopharmaceutical injectables and in-vitro diagnostic products, to exceed $14 billion in 2025. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, ready-to-use vials and cartridges, drug delivery systems, molecular diagnostics and assembly equipment. We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions, (ii) additional delivery systems, (iii) complementary engineering solutions, and (iv) aftersales support and other services.

We operate our business in two segments:

•
The Biopharmaceutical and Diagnostic Solutions Segment, which includes all the products, processes and services developed and provided for the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables, medical devices and drug delivery systems; and
•
The Engineering Segment, which includes all of the manufacturing equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (pharmaceutical visual inspection, device assembly and packaging, glass converting, and after sales).

The figure below provides a breakdown of our segments, and the business lines included within each segment.

In 2025, we generated 88% of total revenue from our Biopharmaceutical and Diagnostic Solutions Segment and 12% from our Engineering Segment. The principal markets in which we operate and compete include EMEA, Asia (with a focus on China) and the Americas (with a focus on Brazil, Mexico, and the U.S.). Our two main business segments (Biopharmaceutical and Diagnostic Solutions, and Engineering), combined with our global footprint, allow us to sell products and provide services in approximately 65 countries worldwide which we achieve mostly through business‑to‑business marketing channels and selected distributors. Please see the section entitled “Item 5. Operating and Financial Review and Prospects” for a more detailed description of our revenue generating activities.

We refer to premium products in the Biopharmaceutical and Diagnostic Solutions Segment as our high-value solutions. High-value solutions are products and services for which we hold intellectual property rights or have strong proprietary know-how, and are characterized by technological advancements, process complexity, and high performance. Our high-value solutions deliver significant benefits to customers including, faster time-to-market, lower total cost of ownership, increased quality, and higher flexibility. Among our key high-value solutions is our EZ- fill® line of ready-to-use drug containers for injectable products, which can be customized to clients’ needs. For additional information on EZ-fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)”.

We have 13 manufacturing plants, including (i) ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants we have two sites for analytical services (one in Italy and one in the United States) and five commercial offices in Italy, China, Japan, and India. Additionally, we are expanding our production in Piombino Dese (Italy), Latina (Italy), and Fishers (Indiana, the U.S).

Our Industry and Growing End Market

We are a key partner to leading companies in the pharmaceutical, biotechnology and life sciences industries, serving as one of the preeminent providers of drug containment, drug delivery and diagnostic solutions as well as engineering systems to these end markets.

We estimate that our total addressable market, based on our current portfolio of products and services comprising drug containment solutions, drug delivery systems, IVD solutions, and engineering, exceeds $14 billion in 2025. Our addressable market estimation is based on data gathered by IQVIA Ltd in 2024.

Drug containment solutions and drug delivery systems represent mission-critical components of the pharmaceutical and biotechnology value chain for injectable drugs, which are produced for the treatment of a wide range of diseases from diabetes and obesity to cancer and other chronic conditions. Due to our competitive standing, we believe that we are well positioned to capitalize on several major demographic and technological trends generating growth in the global healthcare markets, including:

•
an aging population globally;
•
a population experiencing more complex health conditions and the increasing incidence of chronic diseases (e.g., diabetes, obesity) and co-morbidities;
•
the continued innovation in biologic-based therapies which are often administered by injection and the upcoming wave of injection-based biosimilars;
•
expanded access to advanced healthcare in developing countries;
•
an increasing propensity of biotechnology companies to outsource non-core competencies such as washing and sterilization of drug containers; and
•
the growth in the self-administration of medicines that utilize self-injection systems such as a pen injector or autoinjector that have a primary container (i.e., glass containers such as cartridge or syringe) integrated into the delivery device.

We categorize our addressable market by direct markets and end markets. Our direct markets are comprised of products and product categories in which we directly participate, such as drug containment solutions. Our end markets include the broader sectors from which we see demand for our products and services, such as biologics.

Direct Markets:

The below chart illustrates the direct markets we serve.

Drug Containment Solutions (“DCS”)

The DCS market includes the markets for pre-fillable syringes (“PFS”), standard/bulk and ready-to-use EZ-fill® vials, standard/bulk and ready-to-use EZ-fill® cartridges, ampoules, and related analytical services. Based on data collected by IQVIA, we estimate the total addressable market of DCS solutions to be approximately $4.7 billion as of 2025. We expect the market to grow at a Compounded Annual Growth Rate (“CAGR”) of approximately 8 % through 2030. Growth in the DCS market is driven by the growing number of injectable drug launches – both innovator and generics/biosimilar – and increased treatment access globally which are expected to generate continued demand for pre-fillable syringes, vials, and cartridges. Customers in this market increasingly seek out “ready-to-use” products which include pre-sterilized offerings and ready-to-use packaging (PFS, vials, and cartridges) that provide pharmaceutical customers with higher flexibility, lower total cost of ownership and reduced time to market. We are well positioned to capitalize on the highest-growth segments of the DCS market, with pre-fillable syringes, and ready-to-use vials and cartridges sub-segments estimated to grow at a CAGR of approximately 14%, 16%, and 16%, respectively, towards 2030.

Drug Delivery Systems (“DDS”)

Our addressable market in DDS, including both Contract Manufacturing Organizations (CMO) and Contract Development and Manufacturing Organizations (CDMO), consists of pen-injectors, dry powder inhalers, auto injectors, and non-insulin on-body delivery systems. Based on data collected by IQVIA, we estimate the total addressable market for DDS, including proprietary and contract development manufacturing services, to be approximately $3.6 billion in 2025, and the market is expected to grow at a CAGR of 9% through 2030. Growth in the DDS market is driven by increased demand for pen-injectors, autoinjectors, on-body delivery systems and dry powder inhalers for large, established drug classes such as insulin, as well generics and biosimilars. The increasing prevalence of diabetes and asthma, as well as expanded access to treatments that improve patient care and flexibility support continued growth in these markets. Novel treatments for diabetes and obesity are currently sustaining demand for injectable drug delivery systems as well.

In-Vitro Diagnostic (“IVD”) Solutions

The IVD solutions market consists of diagnostic devices and consumables for point-of-lab and point-of-care use. According to IQVIA, our addressable market for diagnostic solutions is estimated to be $4.9 billion, as of 2025. The market is expected to grow at a CAGR of approximately 8% through 2030.

Our IVD solutions are mainly utilized in molecular diagnostics, immunoassays and clinical chemistry development and manufacturing. Molecular diagnostics growth is primarily driven by technological advancements, with the increasing need for sensitivity and specificity in testing. Immunoassay growth is driven by the increasing impact of infectious disease and oncology testing. Finally, clinical chemistry consists of testing conducted by established large market participants. Both growing and established companies increasingly utilize cost-efficient manufacturing partners with expertise in design and manufacturing. We increasingly target the market for molecular diagnostics within IVD solutions, which we estimate to be growing faster than the broader market for IVD solutions at a CAGR of approximately 9 % through 2030, based on IQVIA analysis.

Pharmaceutical Engineering ("Engineering")

Our pharmaceutical engineering addressable market consists of drug device assembly, visual inspection, packaging and serialization. According to IQVIA analysis, the total addressable market of pharmaceutical engineering was approximately $1.7 billion as of 2025, and the market is expected to grow at a CAGR of 8 % to 9% through 2030. This market requires critical engineering know-how developed over numerous years as well as regulatory approvals to market machinery. We believe there will be increasing regulatory scrutiny, growing trends toward more complex manufacturing systems, and a rising need for digitalization and automation of manufacturing. The market is expected to experience continued growth as the industry shifts towards enhanced service offerings and aftersales support. Consequently, aftersales services, including spare parts provisioning, machinery upgrades, periodic maintenance and warranty extensions, represent a critical portion of our growth derived from this segment. Within the pharmaceutical engineering market, we are increasingly targeting the market for assembly equipment, which we estimate to be growing at a CAGR of approximately 9 % through 2030, based on IQVIA analysis.

Key End Markets Segment:

The key end market segments that we serve include biopharmaceutical injectables, which represent the majority of our business, as well as the rapidly growing in-vitro diagnostic sector.

Biopharmaceutical Injectables

The biopharmaceutical injectables end market comprises multiple distinct injectable drug categories such as biologics, vaccines, small molecules and generics, and insulin. Out of the over 9,000 injectable drug products in the global drug pipeline undergoing clinical evaluation or being registered, more than 60% are biologic drug products according to Pharmacircle. According to data collected by IQVIA, the market for biopharmaceutical injectables – in terms of volume of primary container standard units – is expected to grow at a CAGR of approximately 2 % through 2030.

We increasingly serve some of the fastest growing segments within biopharmaceutical injectables, such as:

•
Biologics: a segment which, based on data collected by IQVIA, is expected to grow at a CAGR of over 10% through 2030 and includes (i) antibodies, including ADCs (Antibody-Drug Conjugates), the highest-value sub-segment of the biologics market, driven by multiple product launches – both breakthrough therapies and biosimilar segments – in niche and specialty markets, such as Oncology and Immunology, characterized by high unmet needs; (ii) novel protein and peptide-based therapies such as GLP-1s, a treatment originally developed for diabetes and adopted for obesity, which is one of the fastest growing therapeutic areas; and (iii) advanced therapies – including cell-based therapies, gene therapies, and RNA-based therapies – one of the fastest growing market sub-segments in the pharmaceutical and biotechnology sectors; and
•
Vaccines: we have been serving the vaccine market for decades. International efforts around epidemic preparedness and broader focus on vaccine access are expected to drive continued growth in the vaccine injectables market. According to IQVIA, the injectable vaccines market is estimated to grow at a CAGR of approximately 5 % through 2030.

We also serve more mature and established markets such as:

•
Insulin: where we continue to observe steady growth in insulin injectables, driven by rising incidence and prevalence of diabetes. Diabetes prevalence is expected to grow at a rate exceeding global population growth, driven by aging demographics and economies shifting from low-to-middle income status. According to IQVIA, the market for insulin-based treatments is estimated to grow at a CAGR of approximately 2% through 2030 and we are the recognized number one producer of pen cartridges; and
•
Small Molecules & Generics: which according to data collected by IQVIA, is expected to grow at a CAGR of approximately 2 % through 2030;
•
Other / Other Injectables: includes other injectables such as heparin and water for injection.

In-Vitro Diagnostic

In-vitro diagnostics are a growing end-market where we participate with a focus on molecular diagnostics, point-of-care diagnostics and, increasingly, infectious diseases and oncology. With an increasing number of diseases to which molecular diagnostic technology and rapid advances in genomics can be applied, the molecular diagnostics end market is expected to continue to experience growth.

Based on market data from IQVIA, the in-vitro diagnostics end market is expected to grow at a CAGR of approximately 7% to 8% through 2030, with molecular diagnostics showing a growth rate of approximately 8% to 9%.

The following chart provides a revenue breakdown by end market for the Biopharmaceutical and Diagnostics Solutions Segment:

Our Competitive Strengths

We have secured a leadership position as a mission-critical solutions provider in the drug development and delivery value chain. Our integrated offering and track record of operational excellence has made us a partner of choice in the pharmaceutical, biotechnology and life sciences industries.

We benefit from several competitive advantages that we believe will allow us to continue to deliver value-added products and services to customers and remain at the forefront of the markets in which we operate. The following are our key competitive strengths:

Leading global provider of mission-critical drug containment, delivery and diagnostic solutions for the pharmaceutical, biotechnology and life sciences industries and a trusted partner for the production of world-class manufacturing equipment to support customers worldwide

We are a recognized leader in providing mission-critical drug containment, delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We operate on a global scale, offering our products, processeses, and services in approximately 65 countries. We serve a large and diversified customer base, including many of the world’s largest pharmaceutical, biotechnology and diagnostics companies, contract manufacturers and producers of glass packaging. Over our 75-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 customers globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2024 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

As a partner of choice to the pharmaceutical and biotechnology industries, our solutions have been widely adopted, giving us a leading position in several high growth segments of the pharmaceutical and biotechnology injectables market, including in biologics, biosimilars and vaccines. Within each of these markets, we operate in some of the fastest growing segments, where, based on available market data, we believe we are a global top three player by revenues, including number two in pre-fillable syringes, number one in pre-sterilized, ready-to-use vials, and number one in bulk and ready-to-use pen cartridges which is the global standard for diabetes care. Our decades-long expertise in the design and development of manufacturing equipment for customers through our Engineering Segment differentiates us from our competitors, allowing us to offer comprehensive end-to-end services.

Integrated end-to-end platform spans the drug product lifecycle, from design and development through commercialization

We offer products and solutions to our clients at each stage of the drug product development process, from research and development, through clinical trials and commercialization. Our fully integrated, end-to-end value proposition allows us to reduce lead times, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk for our customers, while improving the reliability and safety of drug products.

The breadth of our integrated capabilities differentiates us from our competitors as we believe we are the only player in the industry to be active in drug containment, drug delivery systems and medical devices, diagnostic solutions, as well as the production of pharmaceutical manufacturing equipment. Our comprehensive product portfolio makes us an attractive partner to both small, emerging biotech, which may look to outsource a portion of their manufacturing process, as well as to mature, commercial stage drug development organizations, that require complex engineering and manufacturing technologies that can be integrated into their own production processes. By partnering with customers in the early drug development phase, we are in a prime position to play a key role as they add products to their drug pipelines and seek more advanced technical solutions. Our ability to seamlessly integrate our drug containment and delivery solutions with our engineering capabilities allows us to deliver significant value to our customers by reducing lead times, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk, while improving the reliability and safety of drug products and reducing the time necessary to market them.

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

As a result of our commitment to manufacturing excellence and the breadth of our footprint, our customers view us as a functional extension of their operations. We are subject to rigorous audits by certification bodies and our customers, who perform more than 180 audits a year on our manufacturing facilities. Further, given our reputation for reliability and our ability to establish new manufacturing facilities with the same standards as our existing ones anywhere in the world, our customers often coordinate with us to support their regional and global demand and supply chain needs. We strive to match these demand needs through modular geographic expansion. This, in turn, provides us access to customers and allows us to further secure our long- term relationships with them.

Highly collaborative approach resulting in deeper strategic partnerships with clients and leading to high customer retention

We approach every customer relationship with the goal of partnering and adding value over a long-term horizon, leveraging our technical expertise and our ability to collect analytical data to fully understand our customers’ objectives, needs, and limitations. Drug containment and delivery solutions are often borne out of years of collective effort with customers to develop the optimal manner of containing and delivering a drug product to patients. The customized solutions we provide vary depending on the characteristics and chemical composition of the pharmaceutical products, logistical needs (for example, ease of transport and shelf- life), patient community to which the drug product is primarily addressed (including, potentially, its geographic location) and specific regulatory requirements. The containment and delivery solutions that we provide are an integral part of the drug product itself and are included as part of the regulatory filings required to approve drug product marketing and commercialization. Providing high-quality products with specificity, sensitivity and consistency, coupled with extensive product validation data are fundamental drivers of customer loyalty. The quality and dependability of our drug containment and delivery solutions are critical to obtaining commercialization and marketing approval from regulatory agencies. As a result, it is often the case that drug product containment and delivery arrangements cannot be changed without amending the regulatory filing with the relevant agency. High switching costs and significant time delays are meaningful deterrents to a change in suppliers, which reinforces customer loyalty and strengthens customer retention. Extensive scientific and engineering capabilities enable continuous innovation of proprietary products and processes.

During our 75-year history, we have differentiated our company from others by making significant ongoing investments in research and development to build our scientific, technical and engineering capabilities. We believe that customers rely on us because of our technical expertise, as well as our ability to design high quality containment formats with the best possible processes to meet their needs and the specifications required to effectively contain and deliver their specific drug products. As the needs of our clients evolve, we drive innovation within our proprietary products and processes to develop specialized or customized solutions. As a result of our investments in internal engineering capabilities, we own the most critical processes behind the drug containment products we manufacture and can respond faster to customer needs for new or customized products. Our engineering capabilities also allow us to scale up our production rapidly, where required, thereby reducing lead times for commercialization of drugs. Our research and development team is comprised of approximately 150 highly skilled and specialized employees based in our facilities in Italy (Piombino Dese and Milan), Germany (Bad Oeynhausen) and the U.S. (Boston). We have an active pipeline of approximately 80 ongoing R&D projects. Our targeted investment in innovative products and technologies allows us to capture incremental pipeline opportunities and drive attractive growth, while delivering on our firm-wide commitment to provide the highest quality to customers.

Experienced board and executive leadership team with proven track record of excellence

We are led by an experienced and highly motivated Board of Directors and executive leadership team with a proven track record of operational excellence. Our leadership team must anticipate and respond to market developments and capitalize on opportunities for organic and inorganic growth. While our founding family continues to support our success and future growth, we have, over the last several years, added to our Board and executive team a number of professionals with decades of experience in the pharmaceuticals and life sciences sectors, with a particular emphasis in drug containment and packaging, delivery and diagnostics industries from all over the world. We believe that this has contributed greatly to our long-term strategy of moving up the value chain and boosting our execution capabilities by allowing us to gain a broader and more nuanced understanding of the markets in which we operate, strengthening our ability to anticipate market trends and enhancing our competitive advantages. Our strong corporate culture allows us to continuously expand these perspectives by adding diverse talent with deep knowledge and broad experience to our team.

Our Growth Strategy

We believe that the breadth and quality of our products and services offerings, our technical understanding of the drug-material interface, our innovative engineering and manufacturing excellence, positions us well to serve our global pharmaceutical, biotechnology and life sciences customers. We believe that our integrated solutions resonate with our customers, and we work with customers to move them up the product value chain as they bring new treatments to market that require more complex, integrated solutions. We believe that we will continue to benefit from favorable macro trends such as aging demographics, with more complex health needs; pharmaceutical innovation and the growing demand for biologics and biosimilars; increasing quality to meet market expectations and higher regulatory demands; and an increasing trend towards outsourcing non-core functions by our customers which helps to reduce the total cost of ownership for a treatment, increase flexibility and reduce the time it takes to get a new treatment to market.

We focus on our customer needs and the market trends described in the “Our Industry and Growing End Market” section and tailor our growth strategy to such needs and trends.

Our growth strategy currently focuses on the following areas:

Expand our global market position in primary containment solutions and grow our mix of high value solutions

We pursue attractive, organic growth trends in our core primary container business by investing in additional capacity to meet the growing demands of the expanding pharmaceutical, biotechnology, and life sciences markets. As more complex treatments are developed, customers are transitioning up the product value chain to high-value solutions which offer superior quality and performance. In response to customer demand trends, our current geographic and capacity expansion plans are mainly focused on investments in our high-value solutions product portfolio. We rely on a unique set of proprietary manufacturing processes to drive product innovations in our primary container business that benefit our customers. For example, EZ-Fill® containers enable our customers to reduce the time necessary to market a drug, while lowering their overall total cost of ownership. We reduce our supply chain risk by expanding our development capabilities and manufacturing capacity in North America, Europe and Asia to better serve our customers in our key end markets and meet the demand for high-value solutions. We believe we will be able to continue developing our offering, particularly in biologics, to generate above-market growth and capture market share across our business segments. Our ongoing expansion in Italy, and the U.S. offers our customer base faster response time and supply chain redundancy, reducing risk for just in time manufacturing.

Leverage leadership in primary containment and engineering solutions to build market position in drug delivery systems

We see a significant opportunity in the fast-paced evolution of drug delivery systems, especially in connection with biologic based therapies administered by injection as patient adoption continues to grow. We believe that we can leverage this favorable trend in the drug delivery systems market by investing in and strengthening the integration of our drug containment solutions, engineering expertise – specifically, assembly and packaging technologies – and drug delivery capabilities in an effort to have the most compelling value proposition for our customers. In particular, we believe that by increasing the integration of our offering we can attract business from emerging biotechnology customers who have an increasing inclination to outsource the non-core phases of their development and manufacturing processes. We continue to strengthen our design and development capabilities to secure high-value contract development and manufacturing programs for drug delivery devices, also leveraging our positive track-record in the space and our ability to develop and acquire proprietary systems. We believe we offer an efficient value proposition through our fully integrated end-to-end product solutions that offer customers the ability to streamline their DDS manufacturing and assembly through a single partner.

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

We also see a growing market need for innovative containment and delivery systems for advanced therapies, including cell and gene therapies. Effective solutions for these products will require innovative materials and coatings, system design and stability and compatibility testing, all of which are areas of strength for our development teams.

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

Leverage our global geographical presence as a platform to increase our penetration in the North American and Asia Pacific regions

The North American and APAC regions are two of the fastest growing markets and represent significant growth opportunities for our Company. Both markets have well established research and manufacturing capabilities for biologic therapies covering both innovator and biosimilar products. We launched commercial production in our new plant in Fishers, Indiana in 2024 where we are currently ramping up capacity. We have a relatively small but rapidly growing position in APAC, where we believe we can accelerate our recent growth by further expanding our manufacturing footprint. By providing locally sourced products, we believe we can deliver supply chain security, just in time delivery, and reliable sourcing in terms of surge capacity to both existing and new customers. For example, our plant in Indiana (U.S.) represents a strategic location for us in proximity to key emerging biopharma players, enabling us to access an attractive biologics market. We believe that we are well-positioned to expand our footprint and market share in the North American and Asia Pacific regions. In an effort to grant access to treatments to a higher portion of their population and, therefore, improve their quality of life, APAC countries are showing a consistently growing demand for biologics, biosimilars, and cell and gene therapy solutions. We believe that our global footprint will allow us to take advantage of these favorable growth trends. We intend to further invest in the North American and APAC regions to increase our market penetration in these regions across the business segments in which we operate.

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

Business Segments

Our business operations are organized into two reporting segments: (i) Biopharmaceutical and Diagnostic Solutions, which includes all the products and services developed and provided for the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables, and (ii) Engineering, which includes all the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and life sciences manufacturing processes (visual inspection, assembly, packaging and serialization and glass converting). In 2025, we generated 88 % of total revenue from our Biopharmaceutical and Diagnostic Solutions Segment and 12 % from our Engineering Segment.

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

The Biopharmaceutical and Diagnostics Solutions Segment includes our high-value solutions. These solutions are products, processes, and services for which we hold intellectual property rights and have proprietary know-how and are characterized by particular complexity and high performance. Our high-value solutions represent a cross-section of our portfolio, including glass drug containment solutions such as NEXA®, LDP, ALBA® and a significant proportion of our EZ-Fill® line, as well as other drug delivery devices, molecular diagnostic solutions and analytical services.

Due to the technical complexity of our high-value solutions, and the significant value these generate for our customers, we enjoy premium pricing on these products, services and processes. Over time we have expanded our offering of high-value solutions, enabling us to drive significant growth from this category. Over the last five years, revenue from our high-value solutions has steadily grown and represented 46% of our total revenue for the year ended December 31, 2025.

By developing high-value solutions using our proprietary intellectual property, we are able to create unique and innovative products, processes, and services that can be used across different clients. For example, our “high- value” drug containment solutions, such as ALBA® and NEXA®, are particularly well-suited to address the needs of customers in the biologics end market, as they:

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

The strong relationships we have developed with our customers and our ability to work alongside them across each stage of the drug product development process, from pre-clinical to clinical stage and commercialization, allow us to understand their specific needs at an early stage of the drug product development and production process and provide appropriate solutions for such needs. Our strong relationships, our ability to provide a full set of solutions across the drug product development process, and our expertise in developing and assembling machinery and equipment for the production of drug containment and delivery systems make us a partner of choice for our customers.

Drug Containment Solutions (DCS)

DCS are mission-critical components in the production of pharmaceutical and biotechnology products. Our drug containment systems are complex and rely on multiple sophisticated industrial processes to form, treat, inspect and package these products. We provide high-value DCS in pharmaceutical grade glass. We believe that the breadth and variety of our DCS offering represents one of our key competitive advantages. Our portfolio of DCS products includes:

•
Pre-fillable Syringes (PFS): a wide range of sterile ready-to-fill (EZ-Fill®) syringes, available in a range of sizes from 0.5 ml to 5 ml with staked needle, Luer cone or Luer lock adapter, and bypass syringes or double-chamber systems. We also offer bulk syringes, which are available with or without staked needle;
•
Cartridges: a diversified offering of cartridges with bypass and multi-bypass systems (i.e. double and multi-chamber system) suitable for both liquid and powder formulations, for the pharmaceutical, biotechnology and dental sectors. Cartridges are offered both in ready-to-use EZ-Fill® and bulk formats;
•
Vials: a broad range of vials, differentiated by size and capacity as well as ready-to-use EZ-Fill® and bulk formats. Our vials can be fully tailored to meet the different needs of pharmaceutical and biotechnology customers, including special formats such as micro-vials; and
•
Ampoules: a wide spectrum of ampoules.

High Value Solutions: Our DCS portfolio comprises several innovation-driven “high-value” solutions, illustrated below:

Our most innovative DCS solutions, some of which include integrated safety systems, are:

•
EZ-fill®: EZ-fill® solutions are ready-to-fill products that are provided to our customers after having already been washed, depyrogenated and sterilized in-house. We believe our EZ-fill® solution positions us well, as it allows us to provide maximum value to our pharmaceutical and biotechnology customers by: (i) reducing their capital investments in washing and sterilization equipment; (ii) being flexible and processable across different containers (i.e., syringes, vials, cartridges) on the same filling line; (iii) guaranteeing no glass-to-glass contact between different containers; (iv) delivering fewer breakages in the filling process of our pharmaceutical and biotechnology customers; and (v) being completely compatible with existing filling lines, in order to minimize disruption for customers. As the developers of EZ-fill® systems, which we first started producing in 2007, we believe that our manufacturing technologies are the industry standard for ready-to-fill vials and cartridges, with more than 400 fill & finish lines capable of processing ready-to-use vials, and over 200 fill & finish lines capable of processing ready-to-use cartridges.
•
Nexa®: an innovative DCS solution for pre-fillable syringes, cartridges and vials providing high mechanical resistance which is ideally suited for use with an auto-injector and a superior cosmetic quality.
•
Alba®: Launched in 2019, our Alba® platform is an innovative DCS solution for pre-fillable syringes, cartridges, and vials targeting protein (biologics) and RNA-based drugs (biologics). The Alba platform helps to minimize adsorption, aggregation and inorganic extractable interactions, enabling a significant reduction in silicone particles.

In-Vitro Diagnostics (IVD) solutions

Within the life sciences industry, we operate as a contract design manufacturing organization (CDMO) and contract manufacturing organization (CMO) focusing on customized diagnostic consumables for both Point of-Lab and Point-of-Care applications, as well as complete component sets for IVD systems. These products are used globally across laboratories, hospitals, primary care facilities, and in-home-care settings.

The life sciences sector is complex as it requires constant cooperation with each customer for the development of the specific products they need. We support the industrialization process by providing the required manufacturing environments, qualifying molding and assembly sets, developing efficient logistical flows, and establishing a robust supply chain. During the commercial production phase, we utilize proven manufacturing services and quality controls as well as on-going product-lifecycle-support to develop long-term customer relationships.

Drug Delivery Systems (DDS)

Our DDS portfolio includes three proprietary product platforms and Contract Manufacturing (CMO) service categories:

•
Autoinjectors: high-value, disposable devices containing a pre-filled syringe enabling an intuitive single-dose injection of medication. Applicable to GLP-1’s, biologics and other drug products. Some highlights include:
•
Aidatpus® is a 2-step, disposable autoinjector platform that can accommodate both 1mL and 2.25mL pre-filled syringes in the same form factor.
•
In March 2022, we entered into an exclusive collaboration agreement with Owen Mumford for the joint manufacturing and commercialization of the Aidaptus® autoinjector platform.
•
The collaboration aims to provide customers with a unique value-adding solution combining world-class device expertise, an established global manufacturing capabilities, market-leading primary container solutions, and assembly equipment.
•
Both organizations have active customer engagements; the lead program is expected to launch in 2027.
•
Pen Injectors: disposable devices with variable or fixed dose selection that contain a pre-filled cartridge and require user attachment of the needle. Extensively used in diabetes treatments and, more recently, adopted for broader range of therapies, including weight management treatment with GLP1 applications. Some highlights include:
•
The Group’s pen injector portfolio features two devices: Alina®, a variable dose pen injector, and Deora™, a fixed dose pen injector. Both devices are disposable and compatible with standard 3mL glass cartridges.
•
In 2019, the Group signed an exclusive licensing agreement with Haselmeier for use of Axis-D technology, which is the basis for the Alina® pen injector platform. In January 2022, we extended this agreement to enable platform customization for a broader range of therapeutic areas, including obesity, cardiovascular diseases, gastrointestinal disorders, pain management, neurological disorders, and arthritis.
•
In January 2026, we announced the introduction of Deora™ as the latest internally developed device added to our portfolio.

•
We currently have several active customer engagements across both GLP-1 and non GLP 1 therapeutic areas; for Alina® we are approaching the final regulatory phase in 2026.
•
On-Body Delivery Systems: semi-reusable wearable patch injection devices that enable the delivery of large volumes and/or controlled dosing of medication over extended durations. Relatively novel technology potentially applicable to a wide range of therapies. Some highlights include:
•
Vertiva® is Stevanato Group’s on-body delivery system platform that is pre-loaded with either 3mL or 10mL pre-filled glass cartridges. Composed of a single-use injection unit and multi-use electro-mechanical controller.
•
In 2023 we announced a strategic collaboration with Thermo Fisher Scientific who will provide fill-and-finish and final assembly services related to Vertiva®.
•
We currently have several active customer engagements that range from platform evaluations to development programs.
•
Contract Manufacturing: design, industrialization and manufacturing services for customer-owned drug delivery devices. Some highlights include:
•
The Group provides CMO services specializing in DfX activities to ensure robust, repeatable manufacturing processes including high-precision injection molding and assembly.
•
We have experience in sourcing, operating & managing automation equipment from a range of leading suppliers as well as our own internal resources.
•
We currently have several active customer engagements for customer owned pen injectors, autoinjectors, inhalers and other complex devices, leveraging our comprehensive manufacturing network in the United States and Europe.

Analytical Services and Regulatory Support

We have two Technology Excellence Centers (TECs) for analytical testing, in Piombino Dese, Italy and Boston, Massachusetts focused on investigating the physical and chemical properties of primary packaging materials and components, and the functional characterization of drug delivery devices. By studying the interaction between drug containment solutions and drug products, we provide valuable data to customers toward the definition of the optimal drug containment or delivery solution. This allows us to engage with our clients earlier in the development phase of their drugs and position ourselves well to become a supplier for their containment solution and potentially their drug delivery systems and related process equipment.

The containment and delivery solution that we provide is an integral part of the drug product itself, and it is included as part of the regulatory filings required before commercialization. We also assist our customers in this phase of their drug product development by providing the analytical and scientific support required to obtain the relevant regulatory authorizations.

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
•
Developmental (Not For Human Use) Fill & Finish Service: small, flexible Fill & Finish equipment to perform preliminary work on drug product, process, or container optimization;
•
Consultancy (Regulatory, Compliance Support, Test Method Development & Transfer): ensuring all the technical, regulatory, and documental support for developing a drug product throughout its life cycle;
•
Tailored Services: customized testing based on the specific need of each client.

Engineering Segment

Our Engineering Segment produces machinery for both in-house use and sale to customers. In our Piombino Dese (Italy), Bologna (Italy) and Silkeborg (Denmark) plants, we produce equipment and machinery for all phases of the glass production process, as well as for the assembly of medical devices and for the inspection of primary containers. We drive continuous technological advancements so that our equipment can consistently meet our client’s exact specification requirements. Our engineering services span all phases of the machinery production process from development and design, including the development of software and artificial intelligence models, to construction, assembly and testing. With approximately 90 specialists and technicians located worldwide, we provide after sales support to our customers with interactive tools and technical expertise, to ensure performance of their production sites. We are currently engaging in initiatives to consolidate our engineering operations in order to streamline our operations and improve operational efficiencies.

Our engineering products include:

•
Assembly & Packaging Equipment: we provide GMP-compliant automation technology for assembling and packaging pharmaceutical products, such as drug delivery and medical devices. Our modular drug and medical device assembly solutions are engineered to meet the current market needs and deliver precision assembly of a wide variety of medical devices, including pen injectors, auto-injectors, nasal sprays, inhalers, and, on-body delivery systems. Our assembly equipment is highly automated and includes extensive in-line controls around product safety and functionality. Our secondary packaging solutions include cartoning machines, packaging machinery, and palletizing modules thereby ensuring traceability through serialization.
•
Pharmaceutical Visual Inspection Equipment: we provide pharmaceutical visual inspection manufacturing lines for ampoules, vials, cartridges, syringes or bottles, filled with clear or opaque liquids, emulsions, viscous gels, lyophilized products and other difficult-to-inspect solutions. Our diversified portfolio of products, which includes manual, semi- automatic and high-speed automatic equipment, also featuring artificial intelligence, allows us to deliver flexible inspection solutions at any stage of the product life-cycle, from lab development to high volume production;
•
Glass Converting Equipment: we develop and own the technology required to convert glass tubing in our core drug containment products within our BDS Segment. These manufacturing lines are fully automated, high-speed, precision glass forming lines that produce accurate processing of ampoules, vials, cartridges and syringes. To cover all steps of production, we also manufacture glass tube loaders, after forming lines and annealing ovens.
•
After Sales Support Services: We also provide customized after-sales service for optimal machine maintenance, performance, and utilization. Our comprehensive post-sales support offerings include maintenance support, line optimization and line conversions, training, spare parts and logistical services, and digitization leveraging AI.

As a result of the experience gained designing our greenfield plants in Italy, China, Mexico, Brazil, and the United States, our offering includes support and consultancy around: (i) plant design, (forming lines, clean room areas and laboratory layout); (ii) plant construction (production flow, piping and instrumentation diagrams); and (iii) plant engineering (preliminary plant studies).

Customers

We serve a large and diversified customer base of more than 700 companies worldwide, including many of the world’s largest pharmaceutical and biotechnology companies, life sciences companies, drug product and fill and finish contract manufacturers.

Our customer base includes 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2024 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies by market capitalization in the Nasdaq Biotechnology Index and over 100 biotechnology customers in total.

Drug containment and delivery solutions are an essential element in our customers’ manufacturing processes but generally represent a small fraction of the total cost of producing drugs. We therefore believe our customers choose our products, processes and services based on quality, reliability, innovation, speed to market and consistency rather than on costs.

We seek to maintain high levels of engagement with our customer base in order to deepen our relationships over time. These customer relationships are often supported by multi-year contracts which may contain cost pass-through provisions and have resulted in large recurring revenue streams. We engage with our customers through a variety of touchpoints, including direct visits, third-party and proprietary educational events, webinars, digital and social media communication channels designed to gauge consumer satisfaction with our products, technologies and services.

In 2025, our ten largest customers accounted for 53.6% of our consolidated revenue, and one customer accounted for 12% of consolidated revenue.

Customer Categories

We believe that quality, breadth of services and innovation are the main factors enabling us to deliver significant value to our customers, making us a partner of choice for them. Our main customer categories include:

Pharmaceutical and Biotechnology Companies

Our pharmaceutical and biotechnology customers include large, international companies, as well as smaller, regionally focused companies and manufacturers. We provide a diverse range of products, processes and services to these customers, both within our Biopharmaceutical and Diagnostic Solutions and our Engineering Segment. These products include drug containment such as syringes, cartridges, and vials, drug delivery systems such as pen injectors and contract manufacturing for devices in our BDS Segment, as well as manufacturing lines for pharmaceutical visual inspection, and device assembly and packaging within the Engineering Segment. Over time, we have invested in developing innovative products, services and solutions to serve pharmaceutical and biotechnology customers, which has enabled us to form long lasting relationships underpinned by the reliability and quality of our offering, processes and services.

The validation process for suppliers of pharmaceutical and biotechnology solutions, for drug containment, drug delivery systems and engineering technologies requires rigorous evaluation of multiple quality and compliance criteria and can sometimes last several years.

For this reason, we believe that we are well-positioned to enjoy durable long-lasting relationships with our customers, as we are deeply embedded in their production processes.

Life Sciences Companies

Our main life sciences customers are in-vitro diagnostic companies. We provide life sciences companies with contract development and manufacturing (CMO and CDMO) services for the plastic consumables used in their diagnostic tests and containment solutions for their reagents as well as machinery for the production, assembly and visual inspection of such products.

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

Customer Contractual Arrangements

We have different contractual arrangements for different business segments. In our Biopharmaceutical and Diagnostic Solutions segment, many of our relationships with our customers are governed typically by master supply agreements the terms of which apply to each purchase order or product schedule through which customers place their request for the supply of our products. These are normally multi-year contracts generating consistent and recurring revenue streams, often times over the life cycle of a drug. We negotiate different master supply agreements with each customer and, although similar, there are no standardized terms across all agreements. Many of our agreements contain provisions which allow us to pass through cost increases from raw materials, logistics or energy.

Sales in our Engineering segment relate to individual machinery and contracts and are therefore negotiated on an individual basis. Pursuant to these equipment sale agreements, the intellectual property rights developed during the production of the relevant equipment and services remain our exclusive property save for cases of co-development with our customers.

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solutions Segment; and (ii) certain one-off agreements, with regards to our Engineering Segment. As of December 31, 2025, our total backlog was approximately €871 million compared to approximately €853 million as of December 31, 2024

In our Biopharmaceutical and Diagnostic Solutions Segment we generally aim to operate under long-term supply and/or framework agreements. Our backlog represents, as of a point in time, estimated future revenues from work not yet completed under specific purchase orders.

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

Given the breadth of our offering, we have different competitors for different products, and we consider the main competitors in each segment to be:

•
Drug Containment Solutions: Schott Pharmaceutical Systems (bulk and ready to use vials and cartridges, pre-fillable syringes), Becton Dickinson and Wego (pre-fillable syringes), Nipro and Gerresheimer AG (bulk and ready-to-use vials and cartridges, pre-fillable syringes);
•
Drug Delivery Systems: SHL, Ypsomed, West Pharmaceutical Services and Becton Dickinson;
•
Contract Development and Manufacturing: Jabil Packaging Solutions, Flex, Phillips Medisize, Gerresheimer AG, and West Pharmaceutical Services; and,
•
Engineering: Syntegon, Korber, ATS, IMA, Brevetti CEA and Mikron.

Marketing

We market and sell our products both directly and, to a lesser extent, through a limited number of third-party partners globally.

Our salesforce is organized both vertically, by geography (regionally in the Americas, EMEA and APAC) and key accounts, and horizontally, by business activity (technical pre-sales, product managers, aftersales and business development). Our sales team, of approximately 190 employees, works closely together in each area and region to ensure a coordinated approach.

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

Manufacturing, Facilities, and Supply Chain Overview

Our Approach to Manufacturing

Our manufacturing approach is based on the relentless pursuit of maximum efficiency and highest quality. We implement top of the line hardware and software solutions to deliver consistent quality standards, in an attempt to minimize human impact in the production chain. Our manufacturing methods and processes allow us to provide consistent products, processes and services, both in terms of quality and time to market, worldwide. Our proactive, data-driven approach to manufacturing together with our careful oversight allows us to mitigate the risk of quality issues to customers, thereby reducing additional costs for them and us. At all stages of our manufacturing process, we strive to preserve the integrity of the drug product containers to safeguard the integrity of medicines and protect the safety of patients.

Our ultimate goal is to achieve “zero quality issues” by delivering products and services that never fall short of client specifications, and by operating a quality system capable of preventing a sub-standard product from ever being delivered to our customers.

RAFT (Right At First Time) execution, respect for deadlines and flawless processes enable us to achieve very high customer satisfaction, while fostering loyalty and enhancing our reputation. Moreover, the combination of our scientific skills and engineering capabilities, makes us a unique player in the market, enables us to minimize waste and maximize efficiency.

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

Our glass manufacturing process for the formation of our primary packaging, drug containment solutions such as syringes, vials, and cartridges consists of four main steps:

(i)
Forming: the glass tubes are cut into sections to form the primary packaging. Each glass tube is diverted into forming machines and shaped through a system of flames, blown air and tooling to create the primary packaging;
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
(iv)
Packaging: as they leave the production line, the drug containment products enter into a clean room (ISO 8 environment) and are packaged. Typically, the products are then placed on pallets and labelled to ensure traceability. Our advanced traceability system allows us to identify and isolate products potentially impacted by a quality issue, minimizing the quantities at risk and the associated impact.

Our EZ-fill® process for syringes, vials, and cartridges consists of five main steps:

(i)
Drug Container washing: the drug containers are washed through a process of using “water for injection” to clean them from both particles and microbiological standpoint;
(ii)
Inner barrel siliconization and closure assembly (syringes and cartridges): a siliconization treatment is applied to ensure final user functionality of the system during injection. Closure is then assembled to preserve the drug product up to the use;
(iii)
Container inspection: by means of automatic inspection system, critical to quality attributes are checked to assure full compliance to specifications;
(iv)
Packaging: nesting, tub insertion, tub and steribag sealing operations are automatically performed to obtain a final packing which, once sterilized, will preserve sterility and protect the content during shelf life of the product;
(v)
Palletizing: the product is then placed in specific boxes and onto pallets to be shipped to the external sterilization service provider.

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
(iii)
Assembly: injection molded components can be assembled among themselves or with rubber, glass, metal, or electronic components. Assembly processes could be carried out manually, but are almost entirely automated;
(iv)
In-line Inspection: based on a risk analysis, all process steps in the value chain are validated, and the appropriate quality control measures are established before production starts in the industrialization phase. In the case of fully automated assembly or packaging, test steps are integrated into the automation process. At this phase, a variety of optical, tactile and electrical tests are carried out;
(v)
Quality control: this is an essential part of the production process. We carry out inspections in the form of in-process controls and/or statistical controls. Different procedures such as mechanical tests (forces, torques), dimensional tests, optical tests, etc., are carried out to ensure that only products that meet the required specifications are delivered; and
(vi)
Packaging: the final process step is the packaging of the product into primary, secondary or tertiary packaging. Foils, blisters or printed cardboard are used for this purpose. Instruction manuals in different languages are enclosed.

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

Facilities Overview

Below is a full list of our production facilities divided by business segment with the current products produced as of December 31, 2025.

Biopharmaceutical and Diagnostic Solutions
Location	Product(s)
Piombino Dese, Italy	Primary Packaging (Vials, Cartridges, Syringes, EZ-Fill®)
Latina, Italy	Primary Packaging (Cartridges, Syringes EZ-Fill®)
Bratislava, Slovakia	Primary Packaging (Vials, Ampoules)
Monterrey, Mexico	Primary Packaging (Vials, Cartridges)
Zhangjiagang, China	Primary Packaging (Vials, Cartridges)
Sete Lagoas, Brazil	Primary Packaging (Vials, Cartridges, Ampoules)
Bad Oeynhausen, Germany	Medical Devices and components for Biopharma and Diagnostics
Ontario, California, U.S.	Medical Devices and components for Biopharma and Diagnostics
Fishers, U.S.	Primary Packaging (Syringes, Vials, EZ-Fill®), Device contract manufacturing

Engineering
Location	Product(s)
Piombino Dese and Bologna, Italy	- Glass Converting Equipment - Assembly and Packaging equipment lines - Visual Inspection Equipment
Silkeborg, Denmark	- Assembly and Packaging equipment and lines - Visual Inspection Equipment
Martellago, Italy	- Mechanical tools and components for industrial machines

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

In 2022, we elected to accelerate our investment in the United States in response to increased demand from customers. The manufacturing facility is expected to be up to 565,000 square-feet and with more than 500 new full-time positions. As part of this capital project, in February 2022, we entered into an agreement with the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA), which is part of the U.S. Department of Health and Human Services, through its partnership with the U.S. Department of Defense. Under the agreement, BARDA is making a multi-year investment for up to approximately $95 million (or approximately €80 million based on the applicable exchange rate at the reporting date) for manufacturing capacity for standard and EZ-fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

On May 27, 2022, we acquired a brownfield in Latina (Italy) for a total consideration of approximately €16 million. The facility commenced commercial production beginning in the fourth quarter of 2023. When fully ramped, the facility is expected to produce EZ-fill® syringes and cartridges in response to market needs for ready-to-use drug containment products.

In March 2025 we entered into a rent to buy agreement with a lessee related to the facility in Zhangjiagang, China, that the Group acquired in 2021. We plan to sell the building following its decision to slow down our capacity expansion in China in order to focus efforts and resources on the ramp up of our manufacturing facilities in the U.S. and Italy where demand has currently outpaced initial expectations.

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

In 2017 we entered into a Master Supply Agreement with Schott for the supply of glass tubes which was replaced by a new Master Supply Agreement dated November 21, 2019 and effective as of January 1, 2020 ("Master Agreement"). Under the Master Agreement, we are required to purchase minimum quantities. Under the Master Agreement, we must notify Schott in October every year of the desired quantity to be purchased the following year. If the required quantity exceeds the minimum quantity imposed on us under the agreement, Schott approval is required. The Master Agreement also provides for certain price adjustment mechanics based on manufacturing costs. The parties entered into amendments to Master Supply Agreement extending the term of the Master Supply Agreement so that it now expires on December 31, 2026. The Master Supply Agreement contains customary termination provisions, allowing for termination by a party upon a material violation of the agreement or change of control by the other party. We are currently discussing plans to further extend the agreement.

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

Biopharmaceutical and Diagnostic Solutions

All of our facilities use efficient quality control and quality assurance procedures comparable to those used in the pharmaceutical and biotechnology industries at each stage of the manufacturing process. We are certified according to applicable ISO standards. We are subject to rigorous audits by certification bodies and our customers, who perform more than 180 audits a year on our manufacturing facilities. Our control procedures in our glass manufacturing facilities focus on physical and chemical characteristics, dimensional aspects and product appearance and are carried out on each of: (i) the glass tubes and raw materials; (ii) the various process phases of production; and (iii) the finished products. Along the production line and before packaging each product undergoes an automatic inspection for cosmetic defects. Defective pieces are discarded. Inspection is carried out with highly sophisticated electronic devices using specific defect detection algorithms. At the end of the production line, products are checked using statistical control procedures to test their quality for specific cosmetic, chemical, physical and dimensional parameters. Each of our DDS and IVD manufacturing facilities also follows similar quality control procedures, albeit specific to plastic production. The control procedures include dimensional and functional tests, focused on the mechanic and cosmetic features of the products. In particular, checks are carried out on each of: (i) the raw materials; (ii) dyestuff, additives and components; (iii) the various process phases; (iv) semi-finished products; and (v) finished products.

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

Our most distinctive brands are also protected via registered trademarks, the most important being: (i) SG-toothed wheel logo, (ii) EZ-fill®, (iii) EZ-fill SMART™ (the next generation EZ-fill® product suite), (iv) NEXA® (relating to superior drug containment solutions for mechanical resistance and cosmetic quality), (v) ALBA® (relating to advanced drug containment solutions for optimized drug-containment interaction), (vi) Vertiva™ (relating to wearable injectors), (vii) Alina® (relating to pen injector devices), and (viii) Deora™ (relating to a fixed dose pen injector device).

Information Technology

We keep strengthening our IT framework focusing on improving IT security and best practices. We are reviewing and updating our IT policies to the latest requirements to protect the Group’s information. Stevanato Group is running a Digital Transformation program to support the Group’s growth in a globally competitive market. We employ a continuous improvement approach to expand and develop our digital ecosystem over time. To date, we have:

•
migrated all users to the cloud-based Microsoft Office 365, which includes advanced threat protection and data loss prevention functionalities;
•
completed the integration of our business divisions into the SaaS cloud-based enterprise resource planning system (ERP). From 2022, we completed the roll out to China, Slovakia, Mexico, U.S. and Denmark facilities. Since January 2023, approximately 95% of our workforce is fully integrated into our cloud-based ERP and we currently expect to integrate the Brazilian facility within the first half of 2026.
•
further improved a “data factory” data intelligence solution based on Microsoft Synapse and Databricks technology, providing business intelligence data.

Throughout 2025, we continued to:

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
•
reviewed our cybersecurity policy.

We will continue to further strengthen our cybersecurity program in 2026. We are not aware of any material cybersecurity incident over the past years, nonetheless the company is covered by a cybersecurity insurance plan. For a description of the cybersecurity risks we may be facing see “Risk Factors – Risks Relating to our Business and Industry – Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements” and “ITEM 16K. Cybersecurity”.

Research and Development

Research and development investment is a fundamental component of our growth and continued success. Our research and development team comprises approximately 150 highly skilled and specialized employees operating in Italy, Germany and the U.S.

The goal of our research and development effort is twofold: (i) to facilitate the transition from hospital to home care; and (ii) enabling biologics to reach the patient safely by meeting the most critical quality and performance requirements.

We pursue these goals by investing in both the Biopharmaceutical and Diagnostic Solutions segment (with the exception of in-vitro diagnostic products in relation to which we do not conduct research) and the Engineering segment. In 2025, for example, our research and development expenses amounted to €25.4 million, the majority of which was in connection with our Drug Delivery Systems business and our high-value solutions pipeline.

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

Employees

As of December 31, 2025, we employed 6,010 employees in multiple jurisdictions (approximately 58% based in Italy, 10% based in Germany, 8% based in the U.S., 7% based in Mexico, 5% based in Brazil, 4% based in each Slovakia, and Denmark, and 3% based in China). The following table provides a breakdown of employees across the various main departments.

Department	Total Headcount as of December 31, 2025
Direct Labor	3,881
Industrial / Manufacturing Overhead	1,386
G&A—Corporate Functions	236
Sales & Marketing	191
Research & Development	146
G&A—Accounting Finance Control	100
Human Resources	70

Our success largely depends on the skills and experience of our management, including our Chairman and Chief Executive Officer and our senior leadership.

Our excellence in manufacturing processes derives in part from our employees mastering specific techniques and know-how. Certain roles, such as engineers, designers, and quality controllers can also require lengthy training due to the highly technical and diversified nature of the processes used in our production.

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

Stevanato Group S.p.A. (Italy)
100%
Balda Medical GmbH (Germany)
100%
Stevanato Group International a.s. (Slovakia)
100%
Nuova Ompi S.r.l. (Italy)
100%
Ompi of Japan Co., Ltd. (Japan)
100%
Stevanato India Private Limited (India)
100%
Spami S.r.l. (Italy)
100%
Ompi Pharmaceutical Packing Technology Co. Ltd. (China)
30,76%
69,24%
Ompi N. A. S de RL de CV (Mexico)
99,74%
Medical Glass a.s. (Slovakia)
100%
Stevanato Group Denmark A/S (Denmark)
97%
3%
Ompi of America Inc. (Usa)
27,86%
72,14%
Ompi do Brasil Ind. E Com. de Embalagens Farmaceuticas LTDA
100%
Balda C. Brewer Inc. (USA)
100%
Balda Precision Inc. (USA)
100%
Medirio AG (Switzerland)
Holding
Biopharmaceutical and Diagnostic Segment
Engineering Segment

D.
Property, Plants and Equipment

We are headquartered in Italy and our registered office is located in via Molinella 17, Piombino Dese (Padua, Italy). As of December 31, 2025, we have 13 manufacturing plants, including: (i) ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants we have two sites for analytical services (in Italy and United States) and five commercial sites (in Italy, China, Japan, and India, which was incorporated on February 23, 2025). See “—B. Business Overview—Our Business— Manufacturing, Facilities and Supply Chain Overview—Facilities Overview” for a table setting forth a full list of our production facilities divided by business segment as of December 31, 2025.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve certain risks and uncertainties including, but not limited to, those described in the “Risk Factors” section of this annual report. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections. Certain information required by this ITEM 5, including a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, has been reported previously in our Annual Report on Form 20F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 6, 2025, under the section entitled “Operating and Financial Review and Prospects”.

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

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 75-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2024 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

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

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s and peptides, monoclonal antibodies and RNA-based applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we believe we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We believe that our total addressable market, based on our current product offering, is estimated to exceed $14 billion in terms of revenue generated by all market participants in 2025, and includes drug containment solutions, drug delivery systems, IVD solutions, and engineering. The addressable market estimation is based on data gathered by IQVIA in 2024. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions, (ii) additional delivery systems, (iii) complementary engineering solutions, and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes all the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (i.e. machinery for assembly, visual inspection, packaging and serialization and glass converting).

For the years ended December 31, 2025 and 2024, we generated 88% and 85% of revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively and 12% and 15% from our Engineering segment, respectively.

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, less than 5% of both the vial and cartridge markets has transitioned to a ready-to-use format, while 95% of the syringe market has transitioned to a ready-to-use pre-fillable syringes. However, we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more of the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS).”

We have 13 manufacturing plants, including: (i) ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants we have two sites for analytical services (in Italy and the United States) and five commercial sites (in Italy, China, Japan, and India -the latter incorporated on February 23, 2025-). Our manufacturing facilities in Mexico (serving the U.S. market), China, Brazil and the U.S. (Indiana) are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the U.S. (California) were acquired in strategic transactions over the past 20 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in approximately 65 countries. We are expanding our global industrial footprint with capacity expansions in Fishers, Indiana, U.S., and in Latina, Italy, primarily to add capacity in our premium EZ-fill® products to diversify our product supply and improve proximity to customers. In March 2025, the Group entered into a rent to buy agreement with a lessee for the facility located in Zhangjiagang, China, which the Group had originally acquired in 2021. The decision to dispose of the building reflects the Group’s strategic decision to slow down its EZ-fill® capacity expansion in China and to prioritize the ramp‑up of its manufacturing facilities in the United States and Italy. In the fourth quarter of 2025, the Group completed the acquisition of a new facility near Bologna, Italy, intended for use by its Engineering operations. The site is expected to undergo renovation activities and current expectations are for it to become operational in the coming quarters.

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2025	2024	%
Revenue	1,186.3	1,104.0	7.4%
Gross Profit	343.9	302.3	13.7%
Operating Profit	198.8	161.1	23.4%
Profit Before Tax	189.1	160.3	18.0%
Net Profit attributable to:
Equity holders of the parent	139.8	117.8	18.7%
Non-controlling interest	(0.0)	(0.0)	(36.1)%
Basic earnings per common share (in €)	0.51	0.43	17.9%
Diluted earnings per common share (in €)	0.51	0.43	17.9%
Dividend approved per share (in €) (1)	0.054	0.053	1.9%
Dividend approved per share (in $)	0.061	0.057	7.0%
(1)
At the Annual General Meeting of the Shareholders held on May 23, 2025, the shareholders approved a dividend distribution of €0.054 per outstanding share, corresponding to a total distribution of approximately €14.7 million. This distribution was made from the net profits realized in the previous financial year. The dividend was paid on July 17, 2025 to shareholders of record at June 5, 2025.

At the Annual General Meeting of the Shareholders held on May 22, 2024, the shareholders approved a dividend distribution of €0.053 per outstanding share, corresponding to a total distribution of approximately €14.5 million. This distribution was made from the net profits realized in the previous financial year. During the second half of 2024 the Company paid dividends to shareholders of record at June 4, 2024.

For further information on Earnings per share calculation, see “15. Earnings per Share” in the Consolidated Financial Statements.

Consolidated Statement of Financial Position Data

	(Amounts in € millions)
	At December 31,	At December 31,	Change
	2025	2024	€
Assets
Total current assets	943.4	880.1	63.3
Total non-current assets	1,600.6	1,448.7	151.9
Total assets	2,544.0	2,328.8	215.2

Liabilities and equity
Total current liabilities	535.9	477.5	58.4
Total non-current liabilities	521.6	447.0	74.6
Total liabilities	1,057.5	924.4	133.1
Equity	1,486.5	1,404.4	82.1
Total liabilities and equity	2,544.0	2,328.8	215.2

Major Factors Affecting Our Results of Operation

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Increasing Market Share in Growing Markets

We are a key partner to leading companies in the pharmaceutical, biotechnology and life sciences industries, serving as one of the preeminent providers of drug containment, drug delivery, diagnostic and engineering solutions to these end markets. The demand for our solutions is driven, in part, by trends affecting the pharmaceutical, biotechnology and life sciences markets, such as the aging of the global population, the increasing incidence of chronic diseases (e.g., diabetes), continued innovation in biologic injectables, increasing access to advanced healthcare in developing and transitioning countries, an increasing propensity of biotechnology companies to outsource non-core competencies and growth in self-injection and combination device systems where the primary container (i.e., glass containers) is integrated into the delivery device. We believe that as a result of our global footprint and deep-rooted cooperation with our customers, we have been and will continue to be able to anticipate such market trends and adapt our products and services offering to benefit from them. Our ability to continue to grow our revenue and increase our market share will depend, in part, on our continued ability to target fast-growing market segments and to introduce new products and technologies more efficiently than our competitors.

Shift in Sales Mix Towards “High Value” Solutions

We continue to increase our focus on our innovation platform to extend and improve our in-house proprietary product offering. Our “high-value” solutions generate substantially higher revenues and profits than other containment and delivery solutions. We also believe that “high-value” solutions will support continued market share expansion in research use markets while enabling us to extend our product offering, through industry partners, to clinical applications. We expect to continue to devote significant resources to increase the proportion of “high-value” solutions we offer by focusing on developing innovative new products, both as part of our existing portfolio and in complementary and adjacent markets.

Fiscal Year 2025 Challenges

During the COVID-19 pandemic, high demand and long lead times for glass vials created an industry-wide temporary imbalance of supply and demand for glass vials, and customers stockpiled glass vials (both standard and ready-to-use) to mitigate risk and secure their supply chains. As a result of increased customer inventories for glass vials, the industry experienced a slowdown in demand for glass vials as market participants worked through their stockpiled inventories. As a consequence of our customers' inventory destocking, we experienced lower volumes and revenue attributable to glass vials throughout 2023 and 2024, which adversely impacted gross profit and operating profit margins. In 2025, the vial market stabilized in standard bulk vials and the Group's EZ-fill® ready-to-use vials returned to growth.

The Group is also experiencing temporary inefficiencies tied to the ramp-up phase of its capacity expansion projects, both in Italy and in the U.S., tempering gross profit margin, operating profit margin and EBITDA margin. Such inefficiencies reflect higher costs during the initial ramp-up phase and temporary under absorption of costs as volumes and revenue begin to increase during the ramp-up phase. These costs include, without limitations, implementation of industrial processes, hiring and training of new employees, the qualification and validation activities of new production lines, as well as the time ordinarily needed by newly validated lines to progressively increase productivity to reach target level. Moreover, as anticipated, throughout the ramp-up phase depreciation of new assets has further tempered gross profit margin and operating profit margin, as the productivity of the new assets has not yet reached target level. The Group expects that as the ramp-up activities progress, and are completed, those anticipated temporary inefficiencies will gradually abate. In the third quarter of 2024, the Group's new facility in Latina became profitable at the gross profit level and the new facility in Fishers generated its first commercial revenue. The Group remains focused on the installation and ramp up of new lines in both Latina and Fishers and continues to expect that line installations and validations will continue into 2026. In Latina, the Group is preparing for the next phase of planned expansion for ready-to-use EZ-fill® cartridges and will begin line installations in 2026.

The Engineering Segment experienced a period of record orders in the second half of 2022. The operations scaled up to support this large volume of work but long lead times for components created execution challenges for the Group. The challenges are predominantly isolated to its Denmark operations where the Group has experienced increased costs on certain highly customized projects in the later stages of development. In 2024, the Group implemented a business optimization plan designed to address the challenges that we were facing, to improve the overall health of the business, and position the segment to return to profitable growth. The main actions focused on optimizing our engineering footprint in alignment with the product strategy and product roadmap, right sizing the operational structure as certain activities are transitioning from Denmark to Italy, and harmonizing our industrial processes. The Group believes these initiatives will help the Group achieve a more optimized operational structure to maximize efficiencies to secure the success of projects going forward, and better position the Segment for long-term success. In 2025, the Segment's operational performance improved as a result of initiatives under its optimization plan but financial performance is below the Group's expectation due to the current project mix which includes a higher proportion of revenue from the complex legacy projects in Denmark and a lower volume of new work.

In 2025, the U.S. dollar weakened primarily due a variety of factors such as a shift in monetary policy and the associated expectations of lower U.S. interest rates, increased policy uncertainty, and other considerations. The Group’s 2025 reported financial results were unfavorably impacted by currency translation effects related to the consolidation of foreign subsidiaries. These movements do not reflect changes in the underlying operating performance of the business. In fiscal 2025, the Group’s revenue grew 9.1% on a constant currency basis compared with 7.4% on a reported basis.

During 2025, the Group was also affected by external macroeconomic and regulatory factors that emerged in the United States. In April 2025, the Trump Administration issued an Executive Order titled “Regulating Imports With a Reciprocal Tariff to Rectify Trade Practices That Contribute to Large and Persistent Annual United States Goods Trade Deficits”. The new import tariffs increased the cost of certain materials sourced from outside the United States and also apply to a portion of the products the Group ships to U.S. customers. The tariffs for the Group primarily apply to goods shipping from Italy where the current tariff is currently set at 15%, and to a lesser extent, other European countries and Mexico. While the Group implemented targeted pricing actions and worked closely with customers to address tariff‑driven cost increases and engaged in other activities intended to mitigate the effects of tariffs, these measures only partially offset the impact, and the tariffs nevertheless tempered gross profit margin and operating profit margin.

Research and Development Expenses

In 2025, our research and development expenses amounted to 2.1% of our revenue, compared to 2.9% in 2024. The decrease in research and development expenses is mainly attributable to (i) lower external consultants' and lower personnel costs as the Group prioritized certain strategic activities to better align with its long-term objectives, which included right-sizing its R&D structure and selecting ongoing projects for a more focused portfolio, and (ii) the progress on projects in more advanced stages which are now generating less costs.

Expenses in research and new product development are a strategic enabler for our future growth and we expect to continue to make substantial investments in this area in coming years. Through continued spending in our research and development programs, we intend to drive revenue and profit growth through processes that will improve innovation and quality of our existing products, and facilitate the shift towards “high-value” solutions, services and solutions.

Our ability to leverage our recent investments in research and new product development is critical to our future performance. Our current research and development efforts are focused on the ongoing innovations in (i) advancing drug containment solutions for innovative biologic drugs, including monoclonal antibodies, ADCs (Antibody-Drug Conjugates), peptide-based therapies such as GLP1s, RNA-based applications, and cell and gene therapies, and (ii) patient-centric drug delivery systems that support the rising trend towards the self-administration of medicines.

In our core drug containment solutions business, the development of new products will be targeted at maintaining the stability, potency and purity of our customers’ products prior to administration. New therapies for diabetes, obesity, cancer and autoimmune diseases are based on large, complex biological molecules which may be extremely sensitive to their storage environment.

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

Results discussed in this section of the annual report are consolidated according to IFRS Accounting Standards as issued by International Accounting Standards Board and therefore does not include Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our business operations are divided into two segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
“high-value” solutions; and
•
other containment and delivery solutions.
(ii)
Engineering: which includes all the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization, glass converting, and after-sales support). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue recognized for the years ended December 31, 2025 and 2024, amounted to €1,186.3 million and €1,104.0 million, respectively.

For the years ended December 31, 2025 and 2024, the Biopharmaceutical and Diagnostic Solutions Segment represented 88% and 85% of revenue, respectively, while our Engineering Segment represented and 12% and 15% of revenue, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the year ended December 31, 2025, and 2024.

Revenue for each segment is divided into “External Customers”, representing revenue from third parties' sales, and “Inter-Segment”, representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the Consolidated Revenue which does not include inter-segment items.

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

	For the year ended December 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	1,038.2	148.1	—	1,186.3
Inter-Segment	2.2	132.9	(135.1)	—
Revenue	1,040.3	281.0	(135.1)	1,186.3

Gross Profit	328.1	31.0	(15.3)	343.9
Gross Profit Margin	31.5%	11.0%		29.0%

Operating Profit	220.4	9.3	(31.0)	198.8
Operating Profit Margin	21.2%	3.3%		16.8%

	For the year ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	933.7	170.3	—	1,104.0
Inter-Segment	4.0	187.3	(191.4)	—
Revenue	937.8	357.6	(191.4)	1,104.0

Gross Profit	268.8	56.2	(22.6)	302.3
Gross Profit Margin	28.7%	15.7%		27.4%

Operating Profit	165.6	33.1	(37.6)	161.1
Operating Profit Margin	17.7%	9.3%		14.6%

Results of Operations

Year ended December 31, 2025 versus year ended December 31, 2024

The following table sets forth our results of operations for the years ended December 31, 2025 and 2024.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,				Change	Change
	2025	% of revenue	2024	% of revenue	€	%
Revenue	1,186.3	100.0%	1,104.0	100.0%	82.3	7.4%
Costs of Sales	842.4	71.0%	801.7	72.6%	40.7	5.1%
Gross Profit	343.9	29.0%	302.3	27.4%	41.6	13.7%
Other Operating Income	8.2	0.7%	9.1	0.8%	(0.9)	(9.3)%
Selling and Marketing Expenses	28.2	2.4%	24.9	2.3%	3.3	13.5%
Research and Development Expenses	25.4	2.1%	31.7	2.9%	(6.3)	(19.7)%
General and Administrative Expenses	99.7	8.4%	93.7	8.5%	6.0	6.3%
Operating Profit	198.8	16.8%	161.1	14.6%	37.7	23.4%
Finance Income	13.0	1.1%	13.5	1.2%	(0.5)	(3.9)%
Finance Expense	22.7	1.9%	14.3	1.3%	8.4	58.0%
Profit Before Tax	189.1	15.9%	160.3	14.5%	28.8	18.0%
Income Taxes	49.3	4.2%	42.5	3.9%	6.8	15.9%
Net Profit	139.8	11.8%	117.8	10.7%	22.1	18.7%

Revenue

Revenue increased by €82.3 million, or 7.4%, to €1,186.3 for the year ended December 31, 2025 compared to €1,104.0 million for the year ended December 31, 2024. On a constant currency basis, revenue increased 9.1% for the year ended December 31, 2025. Growth was driven by a revenue increase of €104.5 million from the Biopharmaceutical and Diagnostic Solutions Segment, which offset a revenue decline of €22.2 million in the Engineering Segment. In 2025, the Group estimates that it generated revenue from GLP1s in the range of 19% to 20% of total Company revenue.

For the year ended December 31, 2025, revenue from high-value solutions increased to 46.0% of our total revenue, compared with 38.3% for the year ended December 31, 2024, resulting primarily from increased customer demand for high performance syringes, and to a lesser extent EZ-fill® vials and EZ-fill® cartridges.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in € million, except as indicated otherwise)
	For the year ended December 31,		Change	Change
	2025	2024	€	%

Type of goods or service
Revenue from high-value solutions	546.4	422.3	124.1	29.4%
Revenue from other containment and delivery solutions	491.8	511.4	(19.6)	(3.8)%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	1,038.2	933.7	104.5	11.2%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €104.5 million, or 11.2%, to €1,038.2 million for the year ended December 31, 2025 compared to €933.7 million in the year ended December 31, 2024. Revenue growth on a constant currency basis was 13.1% for the year ended December 31, 2025.

For the year ended December 31, 2025, a higher mix of revenue from high-value solutions offset the revenue decrease in other containment and delivery solutions. Revenue generated from our high-value solutions increased by €124.1 million, or 29.4%, to €546.4 million for the year ended December 31, 2025, compared to €422.3 million for the year ended December 31, 2024, driven primarily by high performance syringes and, to a lesser extent, EZ-fill® vials and EZ-fill® cartridges. Revenue generated by other containment and delivery solutions decreased by €19.6 million, or 3.8%, to €491.8 million for the year ended December 31, 2025, compared to €511.4 million for the year ended December 31, 2024 and such decrease mainly reflects a decrease in revenue from low-value syringes and in-vitro diagnostics, as the Group transitions to a larger portfolio of high-value projects, which was partially offset by an increase in revenue attributable to device contract manufacturing activities.

On a constant currency basis, revenue generated from high-value solutions increased by €133.4 million, or 31.6%, to €555.7 million for the year ended December 31, 2025, compared to €422.3 million for the year ended December 31, 2024, and revenue generated by other containment and delivery solutions decreased by €11.2 million, or 2.2%, to €500.2 million for the year ended December 31, 2025, compared to €511.4 million for the year ended December 31, 2024.

Engineering

Revenue generated by the Engineering segment, decreased by €22.2 million, or 13.0%, to €148.1 million for the year ended December 31, 2025 compared to €170.3 million for the year ended December 31, 2024. The decrease was mainly driven by the lower revenue attributable to glass converting manufacturing lines and pharmaceutical visual inspection systems, which more than offset the increase in revenue attributable to after-sales activities.

Revenue Breakdown by Region

The following tables present revenue by geographical markets for the year ended December 31, 2025, and 2024. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in € million, except as indicated otherwise)
	For the year ended December 31,				Change	Change
	2025	% on Revenue	2024	% on Revenue	€	%

Geographical markets
EMEA	690.3	58.2%	667.8	60.5%	22.5	3.4%
APAC	101.5	8.6%	96.2	8.7%	5.3	5.4%
North America	362.1	30.5%	309.0	28.0%	53.1	17.2%
South America	32.4	2.7%	31.0	2.8%	1.4	4.4%
Total Revenue	1,186.3	100.0%	1,104.0	100.0%	82.3	7.4%

Cost of Sales

Cost of sales increased by €40.7 million, or 5.1%, to €842.4 million for the year ended December 31, 2025 compared to €801.7 million for the year ended December 31, 2024. The increase was primarily driven by (i) higher industrial costs, including labor and utilities, tied to the ongoing ramp-up of our new manufacturing plants in the U.S. and Italy, to support new sales volumes, (ii) higher industrial depreciation following the recent availability for use of the machinery installed to expand production capacity (with depreciation and amortization included in cost of goods sold amounting to €74.8 million in 2025 compared to €65.2 million in 2024) and (iii) tariffs. For the year ended December 31, 2025, cost of sales included an impairment loss of €1.2 million associated with (i) machinery that has been retired from active use in our production processes and (ii) a project previously classified within assets under construction that will no longer be carried forward. For the year ended December 31, 2024, cost of sales included an impairment loss of €2.6 million resulting from the write-down of the facility in Zhangjiagang, China, to its estimated recoverable amount.

In 2025, the Group reassessed the expected useful life of certain injection molding machinery used in the production of plastic parts taking into consideration the elapsed life of the assets, factors affecting their useful life, production cycles, and technical and functional obsolescence. Based on a technical appraisal, the expected useful lives for the injection molding machines were extended from a range of 6 to 11 years, depending on the specific asset, to 12 years. The change in expected useful lives was accounted for as a change in accounting estimate starting from January 1, 2025. The resulting reduction in depreciation expense for the year ended 2025 was approximately €2.5 million. In addition, in the second quarter 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the limited impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Effective April 1, 2024, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-fill® production were extended from 6.7 years to 15 years and 12 years, respectively, resulting in an estimated reduction in depreciation expense of approximately €14.5 million in 2024 and approximately €4.5 million in 2025.

As a percentage of revenue, cost of sales was 71.0% for the year ended December 31, 2025 compared to 72.6% for the year ended December 31, 2024.

For the year ended December 31, 2025, cost of sales included €4.9 million of start-up costs mainly related to the new facilities in Fishers, Indiana, U.S., and in Latina, Italy, compared to €12.3 million of start-up costs for the year ended December 31, 2024. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. For the year ended December 31, 2025 and 2024 cost of sales included also €1.1 million and €0.5 million, respectively, of restructuring and related charges primarily consisting of severance payments and other costs related to our business optimization plan regarding our Denmark operations.

Gross Profit

For the year ended December 31, 2025, gross profit increased by €41.6 million, or 13.7%, to €343.9 million compared to €302.3 million for the year ended December 31, 2024. Gross profit margin increased to 29.0% for the year ended December 31, 2025 compared to 27.4% for the year ended December 31, 2024, resulting from an increase in gross profit margin from the Biopharmaceutical and Diagnostic Solutions Segment which was partially offset by a decrease in gross profit margin from Engineering Segment.

For the year ended December 31, 2025, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment amounted to 31.5% compared to 28.7% for the year ended December 31, 2024. The increase in gross profit margin was driven by (i) a more favorable product mix, reflecting a higher contribution from high‑value solutions, (ii) operating improvements at the Fishers and Latina facilities as the Group continues to scale its multiyear investments, and (iii) improved profitability in vials, both in bulk and EZ‑fill® formats. These positive factors were partially offset by the impact of tariffs and unfavorable foreign exchange effects.

For the year ended December 31, 2025, gross profit margin for the Engineering segment decreased to 11.0% compared to 15.7% for the year ended December 31, 2024. The decline in gross profit margin primarily reflects lower revenue and an unfavorable project mix, driven by a higher proportion of complex legacy projects, mainly within our Danish operations, and a lower intake of more accretive new work. Although the Group continued to advance its business optimization plans, and observed improving trends in its key performance operational metrics, including site acceptance tests, financial performance in the Engineering segment remains below the Group’s expectations due to these factors.

Other Operating Income

Other operating income decreased by €0.9 million, or 9.3%, to €8.2 million for the year December 31, 2025, compared to €9.1 million for the year ended December 31, 2024. Other operating income is a component of income which varies yearly depending on the specific agreements in place at the time and mainly includes (i) contributions received from customers and other business partners under collaboration agreements related to development projects, where both parties typically share in the risks and benefits, (ii) certain insurance refunds, (iii) government grants, and (iv) lease income. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Selling and Marketing Expenses

Selling and marketing expenses increased by €3.3 million, or 13.5%, to €28.2 million for the year ended December 31, 2025 and compared to €24.9 million for the year ended December 31, 2024. The year-over-year increase primarily reflects higher personnel costs across our commercial organizations, including an increase in headcount and associated costs, and certain severance payments related to the reorganization of specific functions aimed at improving operational efficiency and strengthening customer-facing capabilities. In addition, selling and marketing expenses were impacted by a higher accrual to the bad debt provision recognized during the year.

As a percentage of revenue, selling and marketing expenses was 2.4% for the year ended December 31, 2025 compared to 2.3% for the year ended December 31, 2024.

For the year ended December 31, 2025 selling and marketing expenses included €0.6 million for restructuring and related charges, which contained the aforementioned severance payments.

Research and Development Expenses

Research and development expenses decreased by €6.3 million, or 19.7%, to €25.4 million for the year ended December 31, 2025, compared to €31.7 million for the year ended December 31, 2024. These expenses primarily relate to research and development activities aimed at advancing innovation within our high value solutions portfolio, including drug containment and drug delivery systems (such as pen-injectors, auto-injectors and on-body delivery systems) as well as amortization and depreciation of €3.7 million for the year ended December 31, 2025 (€3.4 million for the year ended December 31, 2024). The year-over-year decrease was mainly driven by lower external consultants's and personnel costs, reflecting the Group's decision to prioritize certain strategic activities and better align its R&D structure with long‑term objectives through a more focused project portfolio. The reduction also reflects the natural progression of programs currently in more advanced stages of development, which are now incurring fewer costs. In addition, research and development expenses for the year ended December 31, 2024 included €1.3 million for restructuring and related charges, including severance payments, which did not repeat for the year ended December 31, 2025.

As a percentage of revenue, research and development expenses was 2.1% for the year ended December 31, 2025 compared to 2.9% for the year ended December 31, 2024.

General and Administrative Expenses

General and administrative expenses increased by €6.0 million, or 6.3%, to €99.7 million for the year ended December 31, 2025, compared to €93.7 million in the year ended December 31, 2024. These expenses include depreciation and amortization of €8.3 million (compared to €8.9 million for the year ended December 31, 2024). The increase in general and administrative expenses was primarily driven by (i) higher personnel recruiting costs and other personnel-related expenses incurred to support business growth, (ii) increased IT expenses, mainly related to software licenses, (iii) higher operating and property taxes, particularly for our new facility in Fishers, Indiana as construction activities progressed, and (iv) increased compensation for the Board of Directors which has been adjusted consistent with market rates. These costs were partially offset by decreased insurance costs and lower depreciation.

For the year ended December 31, 2025, general and administrative expenses included €1.6 million of start-up costs primarily related to recruiting activities for the new facility in Fishers, Indiana, and €2.4 million for restructuring and related charges, including severance costs. For the year ended December 31, 2024, general and administrative expenses included €0.8 million of start-up costs principally related to the new Fishers facility, and €2.3 million for restructuring and related charges, and €0.2 million including other severance costs.

As a percentage of revenue, general and administrative expenses was 8.4% for the year ended December 31, 2025 compared to 8.5% for the year ended December 31, 2024.

Operating Profit

Operating profit increased by €37.7 million, or 23.4%, to €198.8 million for the year ended December 31, 2025, compared to €161.1 million for the year ended December 31, 2024. Operating profit margin for the year ended December 31, 2025 increased to 16.8% compared to 14.6% for the year ended December 31, 2024, mostly due to the increase of gross profit margin, as well as improved operating leverage on operating expenses.

For the year ended December 31, 2025, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 21.2%, compared to 17.7% for the year ended December 31, 2024. The improvement in operating profit margin primarily reflects the increase in gross profit margin, as well as improved operating leverage on operating expenses.

For the year ended December 31, 2025, Engineering operating profit margin was 3.3%, compared to 9.3% for the year ended December 31, 2024. The decrease in operating profit margin was mainly driven by the decrease in gross profit margin.

Net Finance Expenses

Finance expenses, net of finance income, increased by €8.8 million to a net expense of €9.7 million for the year ended December 31, 2025, compared to a net expense of €0.9 million for the year ended December 31, 2024. The year-over-year change was primarily driven by unfavorable exchange rate movements resulting from the devaluation of the U.S. Dollar against the Euro during the period. In addition, net finance expense reflected lower interest income from bank deposits amounted to €0.9 million for the year ended December 31, 2025, compared to €1.7 million for the year ended December 31, 2024. These effects were partially offset by a reduction in interest expense on loans and borrowings, which decreased to €5.6 million for the year ended December 31, 2025, compared to €6.1 million for the year ended December 31, 2024.

Profit Before Tax

Profit before taxes increased by €28.8 million, or 18.0%, to €189.1 million for the year ended December 31, 2025, compared to €160.3 million for the year ended December 31, 2024.

Income Taxes

Income taxes increased by €6.8 million, or 15.9%, to €49.3 million for the year ended December 31, 2025, compared to €42.5 million for the year ended December 31, 2025 as described below.

The effective tax rate for the year ended December 31, 2025, decreased to 26.1% compared to 26.5% for the year ended December 31, 2024. The decrease is mainly attributable to our Italian legal entity, Nuova Ompi S.r.l., which met the requirements to qualify for a tax incentive known as “IRES premiale”. This incentive provides for a 4% reduction in the Italian statutory corporate income tax rate for fiscal year 2025 only, subject to the fulfillment of certain requirements, including investments in new equipment and increases in the labor force; regional income tax (IRAP) is not affected. This favorable impact was largely offset by a lower level of deferred tax benefits on net operating losses recognized during the year, as well as the downward remeasurement of deferred tax assets in our German subsidiary to reflect the new notional corporate income tax rate applicable in that jurisdiction.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2025	2024	€
Current Income Tax
Current Taxes	59.2	57.7	1.5
Deferred Taxes
Deferred Taxes	(9.9)	(15.2)	5.3
Income Tax Expenses reported in the income statement	49.3	42.5	6.8

Current Taxes

Current taxes increased by €1.5 million, or 2.5%, to €59.2 million for the year ended December 31, 2025, compared to €57.7 million for the year ended December 31, 2024. The increase primarily reflects the higher taxable income generated by the Italian legal entities for the year ended December 31, 2025, partially mitigated by the “IRES premiale” effect.

Deferred Taxes

For the year ended December 31, 2025, we recorded a deferred tax benefit of €9.9 million, compared to the €15.2 million deferred tax benefit for the year ended December 31, 2024. The decrease primarily reflects the deferred tax benefit recognized in the prior year in connection with intercompany sales of certain R&D projects that did not recur in 2025. This decrease effect was partially offset by our German subsidiary, where the utilization of tax losses resulted in a deferred tax expense in the prior year, while a deferred tax benefit was recognized in 2025. Lower deferred tax benefits recognized on net operating losses in 2025 also contributed to the decrease.

Net Profit

Net profit increased by €22.1 million, or 18.7%, to €139.8 million (or €0.51 of Diluted EPS or €0.54 of Adjusted Diluted EPS) for the year ended December 31, 2025, compared to €117.8 million (or €0.43 of Diluted EPS or €0.48 of Adjusted Diluted EPS) for the year ended December 31, 2024. For details on "Adjusted Diluted EPS" see "Key Indicators of Performance and Financial Condition - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit and Adjusted Diluted EPS" below.

Year ended December 31, 2024 compared to the year ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects - A. Operating Result - Results of Operations - Year ended December 31, 2024, versus year ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 6, 2025.

B.
LIQUIDITY AND CAPITAL RESOURCES

We finance our operations mainly through cash generated by our operating activities, debt financing and equity financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (defined as the difference between current assets and current liabilities—net of current financial assets other than financial receivable related to the rent to buy agreement for our facility in Zhangjiagang (China), current financial liabilities, and cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity are our cash and cash equivalents, short-term loan facilities, and medium and long-term loans from a number of financial institutions, as described below, and the equity markets. At December 31, 2025, we had cash and cash equivalents of €130.6 million (compared to €98.3 million in 2024) and other current financial assets (other than derivatives and financial receivable related to the rent to buy agreement for our facility in Zhangjiagang (China)) of €0.2 million (compared to €0.6 million in 2024). Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds that will be generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were €535.9 million as of December 31, 2025 (compared to €477.5 million as of December 31, 2024), which primarily includes €263.3 million trade payables, €10.4 million contract liabilities, €33.4 million advances from customers, €119.1 million financial liabilities, €22.4 million tax payables, €4.4 million lease liabilities, €4.4 million current provisions, and €78.4 million other liabilities mainly relating to payables to personnel and social security institutions, other tax payables, deferred income and prepayments, as well as allowance for future expected customer returns.

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

As at December 31, 2025 and 2024, the Company was in compliance with all financial covenants.

Additional Medium and Long-Term Loan Facilities

As at December 31, 2025, we had medium and long-term loan facilities totaling €475.5 million, of which €100.0 had not yet been drawn down.

The total outstanding amount was raised between 2019, 2023, 2024 and 2025. Approximately €7.5 million outstanding as at December 31, 2025 were raised in 2019 from two banks. The average term is 0.4 years. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 1.4%. These loan agreements impose certain covenants on us, including: (i) not to exceed certain consolidated net debt to consolidated EBITDA ratios (not greater than 4.0 to 1.0 in one of the loan agreements and not greater than 3.5 to 1.0, in the remaining agreements); (ii) to maintain a consolidated net debt to equity ratio equal to or lower than 2 to 1; (iii) not to sell assets having a value, or to grant liens or loans to third parties, exceeding certain amounts; (iv) to ensure that the loans always rank at least pari passu with other debt of the company; (v) not to segregate assets (as defined under Italian law); and (vi) not to distribute dividends or reserves nor to carry out extraordinary transactions resulting in the breach of financial covenants.

Approximately €127.5 million outstanding as at December 31, 2025 were raised in 2023. The average term is 1.2 years. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 3.6%. These loans include covenants consistent with those described for the 2019 loans.

In January and March 2024, Stevanato Group entered into two unsecured term loan agreements totaling €80.0 million to support the expansion of production capacity. The first loan agreement was financed by BPER Banca for €30.0 million and the second loan for €50.0 million was financed by Banca Intesa Sanpaolo. Both financings have a five-year tenor, with two years of interest-only payments and three years of amortizing period with quarterly repayment of the installments at constant principal portion. In December 2024, Stevanato Group secured a term loan agreement financed by BPER Banca amounting to €40.0 million. The loan has a six-year tenor with two years of interest-only payments and four years of amortizing period with quarterly repayment of the installments at constant principal portion. The average term of the loans raised in 2024 is 2.1 years. The average all-in fixed interest rate, inclusive of hedging and upfront fees, is 3.0%. These loans include covenants consistent with those described for the all financial covenants are complied with.

In February 2025, we entered into a loan agreement with Banca Monte dei Paschi di Siena totaling €20.0 million to support our ongoing capital investments in growth platforms. The agreement has a five-year tenor, with three years of interest-only payments and two years of amortizing period, with quarterly repayment of the installments at a constant principal portion. In the second quarter of 2025, we secured €200.0 million in financing from three of the Group’s banking partners. The first loan agreement, financed by Banco BPM and amounting to €50.0 million, has a six-year tenor, with 18 months of interest-only payments and 54 months of amortizing period, with quarterly repayment of the installments at a constant principal portion. The second and the third loan agreements were financed by Banca BNP – BNL for €100.0 million and by Cassa Depositi e Prestiti ("CDP") for €50.0 million. Both loans have a six-year tenor, with two years of interest-only payments and four years of amortizing period, with semi-annual repayment of the installments at a constant principal portion. The loan agreements with Banca Monte dei Paschi di Siena and Banco BPM were fully drawn down, while the loan granted by BNL was partially drawn down for €50.0 million in July 2025 and the loan granted by CDP has not yet been drawn down. These loans require compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loans. The average term of the loan agreements entered into in 2025 is 3.4 years, while the average all-in floating interest rate, inclusive of upfront fees, is 2.9%.

Short-Term Loan Facilities

As of December 31, 2025, we had short-term facilities totaling €167.8 million in available principal, of which we had drawn down €30.0 million. These €30.0 million are entirely denominated in Euro.

Capital Expenditures

During the fiscal year ended December 31, 2025, capital expenditures amounted to €294.9 million. Capital expenditure for growth and capacity expansion (defined as all investments related to existing capacity increase, i.e. new industrial lines, new buildings, warehouse/production unit expansion) was €262.0 million, which included (i) €173.1 million for new EZ-Fill® production lines and related buildings expansion, principally in Fishers, U.S., (€65.6 million) and in Latina, Italy, (€100.8 million), (ii) €66.4 million for infrastructure and new machinery for high precision plastic injection molding and assembly for container in-vitro diagnostic solutions, (iii) €17.5 million for the completion of our drug containment solutions capacity expansion and molds and (iv) 5.0 million for the new facility in Bologna for Engineering operations.

As at December 31, 2025 committed supplier orders related to the ongoing investments equaled approximately €94 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA).

Capital expenditures for maintenance, increasing quality, improving our IT systems, improving efficiency of our production processes, improving safety and energy management of our plants and production sites amounted to €26.7 million. Capital expenditures for research and development, including laboratory equipment, molds, and other related equipment, amounted to €6.2 million.

Cash Flow

Year ended December 31, 2025 versus year ended December 31, 2024

The following table presents the summary consolidated cash flow information for the years ended December 31, 2025 and 2024.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2025	2024	€
Cash flows from operating activities	286.1	155.8	130.3
Cash flows used in investing activities	(272.9)	(310.2)	37.3
Cash flows from financing activities	22.1	183.2	(161.2)
Net change in cash and cash equivalents	35.2	28.8	6.4

Cash generated from operating activities

Net cash generated from operating activities was €286.1 million for the year ended December 31, 2025. For the year ended December 31, 2025 the net cash generated from operating activities primarily reflected (i) profit before taxes of €189.1 million adjusted for €88.6 million of depreciation, amortization and impairment of property, plan and equipment, and €5.7 million of net finance expense, (ii) €2.9 million from change in provisions, (iii) €91.2 million generated from the change in trade payables, contract liabilities, advances and other liabilities, (iv) €0.9 million generated from the net change in trade receivables and other assets, (v) €1.4 million of interests received, and (vi) €15.0 million net other non-cash expenses. These cash inflows were partially offset by (i) €41.5 million cash absorbed by the net change in inventories and contract assets, (ii) €59.9 million income taxes paid and (iii) €7.0 million net finance interest paid and (iv) €0.4 million related to changes in employee benefits.

Net cash generated from operating activities was €155.8 million for the year ended December 31, 2024. For the year ended December 31, 2024 the net cash generated from operating activities was primarily the result of (i) profit before taxes of €160.3 million adjusted for €80.7 million of depreciation, amortization and impairment of PPE, €5.8 million of net finance expense, (ii) €3.6 million from change in provisions, (iii) €12.3 million generated from the net change in inventories and contract assets, and (iv) €1.3 million of interests received. These cash flows were partially offset by (i) €25.9 million cash absorbed from the change in trade payables, contract liabilities, advances and other liabilities, (ii) €3.8 million from the net change in trade receivables e and other assets, (iii) €6.8 million net other non-cash expenses; (iv) €64.3 million income taxes paid and (v) €7.4 million net finance interests paid.

Cash used in investing activities

Net cash used in investing activities was €272.9 million for the year ended December 31, 2025, as we continued to execute our strategic investment plan. These investments primarily related to capacity expansion, mainly for high value solutions to meet growing customer demand, as well as to other capital expenditures aimed at supporting future DDS commercial activities. For the year ended December 31, 2025 net cash used in purchasing property and equipment amounted to €263.8 million. In addition, net cash used in investing activities included capital expenditures of €11.3 million for intangible assets, primarily consisting of internally generated development costs and expenditures associated with the Group's ongoing digitalization initiatives and other software implementations.

These cash outflows were partially offset by €1.9 million of proceeds from the sale of property, plants and equipment (mainly related the lease payments connected with the rent-to-buy agreement for our facility in Zhangjiagang, China,) and by €0.3 million of proceeds from financial asset investments.

Net cash used in investing activities was €310.2 million for the year ended December 31, 2024. For the year ended December 31, 2024 net cash used in purchasing property and equipment amounted to €302.6 million net of the advance payment of approximately €5.3 million received from the U.S. Biomedical Advanced Research and Development Authority (BARDA) which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies. Net cash used in investing activities was also attributable to capital expenditures of €11.0 million for intangible assets, primarily including internally generated development costs and costs associated with the Group's ongoing digitalization efforts and other software implementations.

For the year ended December 31, 2024 the net cash spent as price adjustment to acquire Perugini S.r.l. was €0.2 million.

These cash outflows were partially offset by the proceeds from the sale of property, plant and equipment (primarily related the disposal of a building in Denmark) and from the investments in financial assets for a total of €3.5 million.

Cash generated from financing activities

Net cash flows generated from financing activities was €22.1 million for the year ended December 31, 2025. For the year ended December 31, 2025, proceeds from borrowings generated €150.0 million of cash inflows which were partially offset by (i) €106.9 million repayments of borrowings, (ii) €14.7 million dividends payment, and (iii) €6.3 million related to the repayment of the principal portion of lease liabilities.

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

Net change in cash and cash equivalents

The net change in cash and cash equivalents was an increase of €35.2 million for the year ended December 31, 2025, compared to an increase of €28.8 million for the year ended December 31, 2024.

Off Balance Sheet Arrangements

Off-balance sheet arrangements may be summarized as follows:

	(Amounts in € millions)
	At December 31,	At December 31,
	2025	2024
Guarantees	107.3	112.6
Total Guarantees	107.3	112.6

At December 31, 2025, we issued guarantees to third parties for €107.3 million (€112.6 million at December 31, 2024) in the ordinary course of business. Such amount includes advance payment and performance bonds as well as suretyships and letters of comfort to financial institutions on outstanding short-term facilities in favor of foreign subsidiaries.

Tabular Disclosure of Contractual Obligations and Commitments

The following table summarizes payments due under our contractual obligations and commitments at December 31, 2025:

	(Amounts in € millions, except as indicated otherwise)
	Due within one year	Due between two and three years	Due between four and five years	Due beyond five years	Total
Borrowings (1)	117.4	196.4	79.7	11.8	405.3
Notes	—	49.9	—	—	49.9
Lease liabilities (2)	4.4	5.7	3.3	0.4	13.8
Other financial liabilities	1.2	—	—	—	1.2
Trade payables	263.3	—	—	—	263.3
Tax payables	22.4	—	—	—	22.4
Other liabilities (3)	65.4	—	—	1.8	67.3
Employee Benefits	1.0	1.2	1.3	3.4	6.8
Total liabilities	475.1	253.2	84.3	17.4	830.0

(1)
Represents the cash flow for loan repayment obligations, including amortized cost effect and bank overdrafts for €30.0 million, relating to bank loans. The loans include provisions which may accelerate the reimbursement plan of the obligations, such as in case of breach of covenants, change of control or cross default.
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

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurring when the financial results of foreign subsidiaries are converted into the Group's functional currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our revenue. We calculate constant currency revenue by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported revenue. The following tables set forth the calculation of Constant Currency Revenue for the fiscal year ended December 31, 2025 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the year ended December 31, 2025	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	546.4	491.8	1,038.2	148.1	1,186.3
Effect of changes in currency translation rates	9.4	8.4	17.7	—	17.7
Constant Currency Revenue	555.7	500.2	1,055.9	148.1	1,204.0

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the year ended December 31, 2025	555.7	500.2	1,055.9	148.1	1,204.0
Reported Revenue for the year ended December 31, 2024	422.3	511.4	933.7	170.3	1,104.0
Change in revenue at constant currency	133.4	(11.2)	122.2	(22.1)	100.0
% Change in revenue at constant currency	31.6%	(2.2)%	13.1%	(13.0)%	9.1%

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

The following table sets forth the calculation of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin for the fiscal years ended December 31, 2025 and 2024 and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measures, Net Profit and Net Profit Margin. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2025	2024	%
Net Profit	139.8	117.8	18.7%
Income Taxes	49.3	42.5	15.9%
Finance Income	13.0	13.5	(3.9)%
Finance Expenses	22.7	14.3	58.0%
Operating Profit	198.8	161.1	23.4%
Depreciation and amortization and impairment of PPE	88.6	80.7	9.8%
EBITDA	287.4	241.8	18.8%
Adjusting items	10.6	17.4	(39.0)%
Adjusted EBITDA	298.0	259.2	15.0%

Revenue	1,186.3	1,104.0
Net Profit Margin (Net Profit/ Revenue)	11.8%	10.7%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	25.1%	23.5%

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

The following table sets forth the reconciliation of EBITDA, Operating Profit, Income Taxes, Net Profit, Diluted EPS with Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS for the fiscal years ended December 31, 2025 and 2024.

	(Amounts in € millions, except as indicated otherwise)
For the year ended December 31, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	287.4	198.8	49.3	139.8	0.51
Adjusting items:
Start-up costs new plants (1)	6.5	6.5	1.8	4.7	0.02
Restructuring and related charges (2)	4.1	4.1	1.0	3.1	0.01
Adjusted	298.0	209.4	52.1	147.6	0.54

	(Amounts in € millions, except as indicated otherwise)
For the year ended December 31, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	241.8	161.1	42.5	117.8	0.43
Adjusting items:
Start-up costs new plants (1)	13.0	13.0	3.5	9.5	0.04
Restructuring and related charges (2)	4.0	4.0	1.0	3.0	0.01
Other severance costs (3)	0.4	0.4	0.1	0.3	0.00
Adjusted	259.2	178.5	47.1	130.6	0.48

(1)
During the year ended December 31, 2025 and 2024, the Group recorded €6.5 million and €13.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs primarily reflect labor expenses for training and travel of personnel who are in the learning and development phase and not yet active in the manufacturing of products, as well as the related recruitment costs.
(2)
During the year ended December 31, 2025 and 2024, the Group recorded €4.1 million and €4.0 million of restructuring and related charges. These amounts mainly reflect employee related costs associated with the reorganization of certain business functions.
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

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,
	2025	2024
Revenue	1,186.3	1,104.0
Operating Profit Margin (Operating Profit/ Revenue)	16.8%	14.6%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	17.7%	16.2%

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

The following table sets forth the CAPEX for the fiscal years ended December 31, 2025 and 2024:

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2025	2024	€
Addition to Property, plants and equipment	283.6	275.6	8.0
Addition to Intangible Assets	11.3	11.0	0.3
CAPEX	294.9	286.6	8.3

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

The following table sets forth the calculation of Free Cash Flow for the fiscal years ended December 31, 2025 and 2024:

	(Amounts in € millions, except as indicated otherwise)
	For the year ended December 31,		Change
	2025	2024	€
Cash flow from operating activities	286.1	155.8	130.3
Interest paid	7.0	7.4	(0.4)
Interest received	(1.4)	(1.3)	(0.1)
Purchase of property, plant and equipment	(263.8)	(302.6)	38.8
Proceeds from sale of property plant and equipment	1.9	3.2	(1.3)
Purchase of intangible assets	(11.3)	(11.0)	(0.3)
Free Cash Flow	18.4	(148.5)	166.9

For further information on cash flow see “Liquidity and Capital Resources - Cash Flow” above.

Net (Debt)/ Cash

The following table sets forth the calculation of Net (Debt)/ Cash, a metric used by the management to assess the financial stability of our business. Net (Debt)/ Cash is calculated as the sum of our current and non-current financial liabilities, less the sum of (i) other current financial assets, excluding financial receivables related to the rent-to-buy agreement for our facility in Zhangjiagang, China, (ii) other non-current financial assets - Fair value of derivatives financial instruments and (iii) cash and cash equivalents.

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,
	2025	2024
Non-current financial liabilities	(347.4)	(317.7)
Current financial liabilities	(123.5)	(116.9)
Other non-current financial assets - Fair value of derivatives financial instruments	0.3	—
Other current financial assets other than financial receivables for rent to buy agreement	2.2	1.3
Cash and cash equivalents	130.6	98.3
Net (Debt)/ Cash	(337.7)	(335.0)

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position, which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is defined as the sum of non-current assets (excluding the fair value of derivatives financial instruments) and net working capital, less the sum of provisions and non-current liabilities (excluding non-current advances from customers). Net working capital represents the difference between current assets and current liabilities, excluding (i) current financial assets other than financial receivables related to the rent-to-buy agreement for our facility in Zhangjiagang, China, (ii) current financial liabilities and (iii) cash and cash equivalents, to which the non-current advances from customers and non-current assets held for sale are added.

	(Amounts in € millions, except as indicated otherwise)
	At December 31,	At December 31,
	2025	2024
- Goodwill and Other intangible assets	86.8	83.6
- Right of use assets	12.4	15.7
- Property, plant and equipment	1,391.5	1,248.4
- Financial assets - investments FVTPL	0.2	0.2
- Other non-current financial assets	5.5	5.4
- Deferred tax assets	103.9	95.3
Non-current assets excluding FV of derivative financial instruments	1,600.3	1,448.7

- Inventories	268.2	245.2
- Contract assets	180.5	168.5
- Trade receivables	302.7	296.0
- Trade payables	(263.3)	(231.0)
- Advances from customers	(33.4)	(16.6)
- Non-current advances from customers	(98.8)	(44.0)
- Contract liabilities	(10.4)	(16.5)
Trade working capital	345.4	401.6

- Tax receivables and Other receivables	50.6	70.6
- Current financial receivables - rent to buy agreement	8.6	—
- Non-current assets held for sale	—	0.2
- Tax payables and Other liabilities	(100.8)	(92.2)
- Current provisions	(4.4)	(4.1)
Net working capital	299.3	376.1

- Deferred tax liabilities	(13.3)	(12.6)
- Employees benefits	(6.8)	(7.2)
- Non-current provisions	(3.2)	(2.8)
- Other non-current liabilities	(52.1)	(62.7)
Total non-current liabilities and provisions	(75.4)	(85.3)

Capital employed	1,824.2	1,739.4

Net (Debt)/ Cash	(337.7)	(335.0)

Equity	(1,486.5)	(1,404.4)

Total Equity and Net (Debt)/ Cash	(1,824.2)	(1,739.4)

C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company—B. Business Overview.”

D.
TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2025 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.
CRITICAL ACCOUNTING ESTIMATES

See "Significant judgments and estimates" in our Consolidated Financial Statements.

ITEM 6. Directors, Senior Management and Employees

A.
Directors and Senior Management
Directors and Executive Officers

The following table sets forth information regarding the directors and executive officers of the Company.

Directors and Executive Officers	Age	Position/Title
Sergio Stevanato	82	Director— Emeritus Chairman
Franco Stevanato(1)	52	Director— Chairman and Chief Executive Officer
Alvise Spinazzi	52	Director
Fabrizio Bonanni	79	Director
Fabio Buttignon(2)	66	Director
Madhavan Balachandran	74	Director
Donald Eugene Morel Jr.	68	Director
William Federici	66	Director
Sue-Jean Lin(2)	67	Director
Franco Moro(1)(2)	63	Director
Elisabetta Magistretti(2)................... Karen Flynn	78 62	Director Director
Luciano Santel	68	Director
Marco Dal Lago	53	Chief Financial Officer
Mauro Stocchi	59	Chief Business Officer
Ugo Gay(3) Riccardo Butta(3)	61 60	Chief Operating Officer President, Americas

(1) Effective June 30, 2024, Mr. Moro resigned as Chief Executive Officer but remained a director, and Mr. Franco Stevanato was appointed Chief Executive Officer.

(2) Effective May 2025, Messrs. Buttignon and Moro no longer serve as members of the Board of Directors, and Ms. Lin and Ms. Magistretti were elected to serve as Directors.

(3) Mr. Gay left the Company effective in July of 2025, and Mr. Butta left the Company effective in June of 2025.

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

During his university years, he gained professional experience in the sales department of Saint Gobain in France. Upon completing his studies, he joined the family business, initially taking up a role in sales. Over the years, he has been the key figure and driving force behind the internationalization of the Company and its continuing development from product diversification – via strategic acquisitions and in-house innovations – to enhanced managerial processes and structural improvements. He also contributed to improving the Stevanato Group’s corporate governance by building an effective infrastructure to support decision making and promoting a skills-based board that benefits from specialist expertise and meaningful perspective. He serves on the Board of Directors for SIT S.p.A., Stevanato Health & Life Capital S.r.l., Prime Radiant Partners S.p.A., and Crigioloti Holding S.r.l. He was Chief Executive Officer of the Group from 2010 to 2020. In 2024, Mr. Stevanato returned as Chief Executive Officer. Since 2021, he has been the Executive Chairman of the Board.

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

Fabio Buttignon. Graduated in Economics and Business Administration from the University Ca’ Foscari of Venice in 1983. He carried out research activities in Finance and Strategy at the University of California, Los Angeles. He was research fellow, assistant professor and associate professor of Business Administration at the University Ca’ Foscari of Venice. Mr. Buttignon is currently full professor of Corporate Finance at the University of Padua, Department of Economics and Management. Qualified as Dottore Commercialista and Revisore dei Conti (CPA and Statutory Auditor), he is founder and managing partner of Buttignon Zotti Milan & Co., a financial advisory boutique specialized in corporate finance and accounting services. He was a member of the board of directors of Stevanato Group from 2014 to May 2025.

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

Sue-Jean Lin. Holding a bachelor's degree in accounting and an MBA from the University of Nevada, Reno, Ms. Lin brings over 35 years of experience in the life sciences industry, with a broad background spanning finance, digital transformation, information technology, and cybersecurity. She retired in March 2025 from Alcon, where she served as Senior Vice President, Chief Information and Transformation Officer, and was a member of the Executive Committee. Prior to her tenure at Alcon, Ms. Lin was part of the executive leadership team at Hill-Rom (now part of Baxter International), serving as Senior Vice President and Chief Information Officer. Earlier in her career, she held several key roles at Allergan (now part of AbbVie), including Senior Vice President and Chief Information Officer, as well as Regional Chief Financial Officer, Vice President & Controller for commercial operations across Europe, the Middle East, Africa, and Asia Pacific. Ms. Lin currently serves as Audit Committee Chair and independent director of Arcutis Biotherapeutics. She is a governance fellow with the National Association of Corporate Directors (NACD) and holds the NACD Certificate in Cybersecurity Oversight. She has been as member of the board of directors of Stevanato Group since May 2025.

Franco Moro. Graduated in Chemical Engineering from the University of Padua in 1987, he obtained an MBA from SDA Bocconi in Milan. Mr. Moro has gained significant experience managing global manufacturing companies for over 30 years. He has worked as plant director of FIS—Fabbrica Italiana Sintetici and then of Cambrex Profarmaco Milano, before taking over as Chief Executive Officer of FIS—Fabbrica Italiana Sintetici from 2010 to 2018. Mr. Moro joined Stevanato Group in 2019 and after serving as Chief Operating Officer for 2 years, was appointed as Chief Executive Officer in February 2021, which role he served until June 30, 2024. He was a member of the board of directors of Stevanato Group from February 2021 until May 2025.

Elisabetta Magistretti. Ms. Magistretti currently serves on the boards of Brembo N.V., Smeg S.p.A., and Yafa S.p.A. She also contributes her expertise to the boards of statutory auditors of UniCredit Foundation and Fondazione Italiana Accenture, both non-profit entities. From 2011 to 2023, Elisabetta was a non-executive director at Mediobanca - Banca di Credito Finanziario S.p.A., until 2020. She also served as an independent non-executive director at Luxottica Group S.p.A. from 2012 to April 2020, and at Pirelli & C. S.p.A. from 2011 to 2016. Elisabetta's career at UniCredit began in 2001, where she held the role of Senior Executive responsible for the Administrative Government Department. In 2006, she transitioned to lead the Group Internal Audit Department, a position she held until 2009. Her professional journey started at Arthur Andersen in 1972, where she rose through the ranks to become a partner in 1984. She spent nearly three decades at Arthur Andersen, developing her expertise in auditing and financial consulting. She has been as member of the board of directors of Stevanato Group since May 2025.

Karen Flynn. Holds a Master of Science in Business Administration from Boston University and a Master of Science in Engineering from the University of Pennsylvania. She received her Bachelor of Science in Pre-Professional Studies from the University of Notre Dame. She has been a member of the board of directors of Stevanato Group since 2024. Karen Flynn has more than 35 years of experience in the pharmaceutical services industry. She retired in October 2023 from the position of President, Biomodalities at Catalent Pharma Solutions, a position she held since April 2023. Prior to this, she was Senior Vice President and Chief Commercial Officer at Catalent until September 2022. She joined Catalent as President, Biologics and Chief Commercial Officer in January 2020 and held that position until October 2021. Before Catalent, Ms. Flynn was Senior Vice President and Chief Commercial Officer for West Pharmaceutical Services, Inc. from 2016 to 2019, and served as its President of Pharmaceutical Packaging Systems from 2014 and President of the Americas Packaging Systems business from 2012. Prior to this, she held a number of positions of increasing responsibility in technical, marketing and sales roles. Ms. Flynn serves on the board of Quanterix Corporation (NASDAQ:QTRX), Sotera Health (NASDAQ: SHC), and a privately held company. She previously served on the boards of Recro Pharmaceuticals (NASDAQ:SCTL) from September 2015 to January 2020 and Catalent (NYSE:CTLT) from September 2022 to January 2024. She serves on the Board of Trustees for the Franklin Institute.

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

Marco Dal Lago. Graduated from Ca’ Foscari University of Venice in 1997 with a degree in Business Administration, and he successfully completed the advanced management program at the Massachusetts Institute of Technology in Boston, Massachusetts in 2025. Mr. Dal Lago joined Stevanato Group in January 2020, after about 25 years of experience in the fields of controlling, finance, administration, compliance and risk management, working in multinational industrial companies and coordinating multi-year planning and mergers & acquisitions processes. Mr. Dal Lago is currently Chief Financial Officer at Stevanato Group, where he leads the global finance, controlling, tax, information technology, legal, and administrative teams.

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

Ugo Gay. Graduated from the Economics School of Turin and the Administrative School of Milan, he holds over 30 years of solid and diverse international management experience in the pharmaceutical and diagnostics industry. In 1995, he joined to Istituto Biologico Chemioterapico di Torino, where he became Group CEO for a subsidiary of Istituto in 1998. Joining Diasorin in 2000 as Sales Director for the Italian market, he held various positions as Vice President on the Board of Assobiomedica and the European Diagnostic Manufacturers Association (EDMA). In 2012, he continued his career within Diasorin's Industrial Operations (EMEA), eventually becoming Senior Vice President of Corporate Industrial Operations in 2019. Following the spin-off of a business unit in 2022, he assumed the CEO and General Manager role of the new subsidiary, Diasorin Italia S.p.A. Ugo is currently Vice President of Assobiotec and was appointed Chief Operations Officer of Stevanato Group in March 2024, until his departure in 2025.

Riccardo Butta. Riccardo Butta holds a master’s degree in mechanical engineering from Politecnico University of Milan, a degree in business management and innovation from MIP in Milan and successfully completed the Executive Leadership Development Program from Stanford University in Palo Alto, California. Riccardo was the Senior Vice President of Flex Health Solutions, responsible for the global commercial organization of a Flex business unit providing contract design, manufacturing, and logistics services to the healthcare industry with focus on medical devices, drug delivery solutions, diagnostics and life sciences equipment. During his tenure at Flex, Riccardo was also responsible for the European organization of Flex Health Solutions, for the global device development organization, and for scale-up and management of the design center in Milan. In February 2022, Riccardo joined Stevanato Group as President Americas, overseeing the growth of the Group in the Americas, as well as the expansion of the commercial offering around high value products and services, until his departure in 2025.

B.
Compensation

Compensation Report

As a matter of Italian law, the compensation of executive directors is determined by the Board of Directors, while the Company's shareholders generally determine the base compensation for all Board members, including non-executive directors.

The aggregate compensation for members of our board of directors (including pension expense and long- term benefits) was €3,373 thousand for the year ended December 31, 2025 and includes compensation paid to the Chairman and Chief Executive Officer.

The aggregate compensation for members of our key management personnel was €1,964 thousand for the year ended December 31, 2025. The compensation for each of our key management personnel consists of the following elements: base salary, fringe benefit, KPI-based bonus, pension expense, share-based payments and severance payments.

Long Term Incentive Plan

On December 15, 2022, we approved by means of resolution taken by the Board of the Directors of the Company the Restricted Share Plan 2023-2027 (the “2023 RSP”) and the Performance Share Plan 2023-2027 (the “2023 PSP”) with a duration of 5 years, running from January 1, 2023 until December 31, 2027, which are governed by their own regulation (the “2023 Long Term Plan Regulation”). The Plan has a vesting period of three-years: the first cycle from January 1, 2023, to December 31, 2025, the second cycle from January 1, 2024, to December 31, 2026, and the third cycle from January 1, 2025, to December 31, 2027. The 2023 RSP and 2023 PSP are still in effect, but no employees or others will receive grants under these Plans, as the third and final cycle has been completed and the Board approved new plans for the new vesting period cycles.

On December 18, 2025, the Company’s Board of Directors took a resolution with which it approved the Restricted Shares Plan 2026-2030 (the “RSP”) and the Performance Shares Plan 2026-2030 (the “PSP”, this latter, together with the RSP called the “Plans”), with a duration of 5 years running from January 1, 2026 until December 31, 2030, which are governed by their own regulation (the “Long Term Plan Regulations”). Each of the Plans is divided into three cycles (the “Plan Cycles”), respectively: January 2026 - December 2028 (the "2026-2028 Plan Cycle"); January 2027 - December 2029 (the "2027-2029 Plan Cycle"); January 2028 - December 2030 (the "2028-2030 Plan Cycle"). The total number of SG ordinary shares available for granting under each of the RSP and PSP Plan Cycles represents for each of the Plans approximately 0.1% of the issued Company’s share capital as of January 1, 2026. The Company’s Board of Directors is responsible for the management of the PSP and RSP and may make any changes to the Long Term Plan Regulations, which it sees fit or believes to be useful or necessary to better target the objectives and focus of the PSP and RSP. The Company’s Board of Directors – based upon the proposal formulated by the Compensation Committee – defined that Performance Shares represent, for each Plan Cycle, 50% of the Participant’s grant target pay opportunity, while Restricted Shares represent 50% of the same Participant’s grant target pay opportunity, unless a different mix of Performance and Restricted Shares is communicated to Participants by the Company.

The Performance Share Plan

The PSP provides for (i) the right of the Participants to receive a certain number of ordinary shares of the Company free of any charges, provided that certain conditions are met for each Plan Cycle. In particular, a Presence Condition – consisting in the existence through the completion of each Plan Cycle of an employment relationship or any other contract or document governing the relationship between the individual Participant and Stevanato Group (the “Relationship”) –, and a Performance Condition – consisting in the achievement by the Company of specific Performance Targets (Revenue Growth and ROIC) at the end of each Plan Cycle. Both the Performance Targets are verified by the Company’s Board of Directors, are equally weighted and envisage, in case of achievement of the maximum performance level, a payout of 200% of target shares granted, and a payout of 50% of target shares granted in case of achievement of the minimum performance level, while vesting percentages interpolate linearly between thresholds.

Eligibility, Awards, and Administration

Those eligible to participate in the PSP are any employees (or other individuals having the Relationship) of either the Company, or any of its Subsidiaries, who have been identified from time to time by the Company’s Board of Directors (which is entitled to delegate such identification to the Compensation Committee for the specific positions identified under the scope of the Committee and to the CEO for all other positions), and who will receive, at the beginning of each Plan Cycle, the Grant Letter containing the awarding of the Right to Receive Shares and the Target Number of Shares to which the Participant may be entitled to receive if the above mentioned conditions are met. Following the completion of the Plan Cycle, the Compensation Committee will meet in order to approve the Actual Number of Shares that will be vested for the Participants entitled to receive them for the Plan Cycle. A Vesting Letters will be notified to the Participants entitled to receive the Actual Number of Shares.

Claw-back provision

The Participant will be required to return to the Company the shares actually received if during the three-years period following the date in which he/she received the shares it is proven that that the granting of the shares took place on the basis:

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

Death and Disability

In the event there is the termination of the Relationship for a Participant during a Plan Cycle as a result of Death, and / or total disability of a Participant, such Participant (or his/her heirs) will be entitled to receive an actual number of Shares equal to the amount of Shares they would have been entitled to receive had they satisfied the Presence Condition, based on the terms of this Regulation.

With respect to any and all other cases of termination of the Relationship during a Plan Cycle, the Participant shall forfeit any and all Right to Receive Shares for such Plan Cycle and shall not be entitled to receive any Shares in connection with such Plan Cycle, unless otherwise determined by the Compensation Committee.

The Restricted Share Plan

The RSP provides for the right of the Participants to receive a certain number of ordinary shares of the Company free of any charges, provided that the Presence Condition is met.

Eligibility, Awards, and Administration

Those eligible to participate in the RSP are any employees (or other individuals having the Relationship) of either the Company, or any of its Subsidiaries, who have been identified from time to time by the Board of Directors of the Company (which is entitled to delegate such identification to the Compensation Committee for the specific positions identified under the scope of the Committee and to the CEO for all other positions), and who will receive, at the beginning of each year of a Plan Cycle, the Grant Letter containing the granting of the Right to Receive Shares and the corresponding Target Number of Shares he/she is entitled to receive if the above mentioned condition is met. For each year included in a Plan Cycle, each Participant may be entitled to receive, after the verification of the Presence Condition, one third (1/3) of the Target Number of Shares contained in the Grant Letter. Following the completion of each year of a Plan Cycle, the Compensation Committee will meet in order to approve the Actual Number of Shares that will be vested for the Participants entitled to receive them for that year of the Plan Cycle. A Vesting Letter will be notified to the Participants entitled to receive the Actual Number of Shares.

Claw-back provision

The Participant will be required to return to the Company the shares received if during the three-years period following the date in which he/she received the shares (the “Covered Period”) it is proven that that during the Covered Period the Participant adopted a behavior contrary to law and / or Company regulations (violation of the organization, management and control model and code of ethics or internal procedures of the Company).

Death and Disability

In the event of a termination of the Relationship for a Participant during a year of a Plan Cycle as a result of death or total disability of the Participant, such Participant (or his/her heirs) will be entitled to receive an Actual Number of Shares for such Plan Cycle year equal to one third (1/3) of the Target Number of Shares contained in the Grant Letter, and shall also retain the right to receive the unvested portions of the Target Number of Shares contained in the Grant Letter for such Plan Cycle.

With respect to any and all cases not specifically listed above regarding termination of the Relationship during a Plan Cycle year, the Participant shall forfeit any and all Right to Receive Shares for such Plan Cycle year and shall not be entitled to receive any Shares in connection with such Plan Cycle year, unless otherwise determined by the Compensation Committee,

Rules common to the PSP and the RSP

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

Changes to the corporate structure

If during the Vesting Period a Change of Control should occur, the Board of Directors, at its sole discretion, will have the right to approve the accelerated vesting of grants for or forward the Participants in advance with the entire amount of Shares granted with the Right to Receive Shares, or part of it, and to provide for the early termination of the PSP/RSP with or without consideration.

The accelerated vesting or forwarding of Shares may be approved independently of the actual achievement of the Performance Conditions for PSP, and of the Presence Condition for both the PSP and RSP.

Tax treatment of the shares

The tax and social security charges resulting from the execution of the PSP/RSP are borne by the Participants and by the Company in compliance with their respective obligations based on pro tempore existing legislation. Each Participant, throughout the life of the PSP/RSP, is personally responsible for obtaining information relating to the tax and social security resulting from the execution of the Plan that he or she is granted and should obtain and rely upon his or her own independent financial and tax advice.

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

If as a result of the delivery of Shares or ensuing vesting or sale of Shares, the Company is required to act as withholding agent and pay or withhold taxes, social charges, or any other type of dues on behalf or in lieu of the Participant, the Company will promptly notify the Participant, giving him/her the possibility to refund the Company the amounts paid for this purpose by the Company, either directly or through the sale of the required number of Shares simultaneously with their delivery to the Participant in order to use the proceeds to reimburse the Company ("sell to cover"), to the extent that such sell to cover complies with applicable laws and Company regulations, including without limitation any insider trading laws or regulations; if the Participant fails to respond to said communication within the timeframe contained in the same, the Company reserves the right to carry out a sale of a sufficient number of Shares to be delivered to the Participant to cover the sums paid by the Company on behalf of or in lieu of the Participant with the proceeds derived from this sale to be paid directly to the Company.

If the Participant is subject to taxation in more than one jurisdiction, the Participant acknowledges that the Company may be required to withhold or account for tax-related items deriving from more than one jurisdiction. All other tax-related items related to the Shares delivered in payment thereof are the Participant’s sole responsibility.

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

Our board of directors of 11 directors (including the members of the Audit Committee) has been appointed by the ordinary shareholders’ meeting on May 23, 2025 for a period of one fiscal year. A new Board of Directors will be appointed in 2026. Members of the board of directors who are also employees are entitled to applicable severance pay benefits (TFR) under Italian law. No other service contracts and/or agreements exist between members of the board of directors, us and/or our subsidiaries, providing for benefits and/or compensation to our directors upon termination of employment.

During 2025, the Board of Directors has been convened n. 9 times.

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

Committees of the Board of Directors

On May 28, 2021, we established an Audit Committee while on June 16, 2021, we established a Compensation Committee, a Nomination and Corporate Governance Committee, a ESG Committee and a Business and Strategy Committee. On May 24, 2024, we established a Succession Planning Committee. On August 4, 2025, the Board of Directors approved the merger of the ESG Committee into the Audit Committee and the Succession Planning Committee into the Compensation Committee. Each of these committees are governed by a charter that is consistent with applicable Italian Law and SEC and NYSE corporate governance rules, and which is available on the Investors section of our website at https://www.stevanatogroup.com/en/. The information contained on, or that can be accessed through, our website does not form part of this annual report.

Audit Committee

Our Audit Committee consists of William Federici, Elisabetta Magistretti, Sue-Jean Lin and Luciano Santel. Mr. Federici serves as the chairman of the Audit Committee. Our board determined that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE corporate governance rules. Our board determined that Elisabetta Magistretti, Luciano Santel and William Federici are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NYSE corporate governance rules. Further, Ms. Magistretti is a certified accountant and, in such capacity, is enrolled with the Italian Registry of Statutory Auditors.

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

During 2025, the Audit Committee has been convened n. 6 times.

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

During 2025, the Compensation Committee has been convened n. 6 times.

Nominating and Corporate Governance Committee

Although not required under Italian law, on June 16, 2021, we established a nominating and corporate governance committee. This committee consists of Franco Stevanato (as chairman), Karen Flynn, Donald Eugene Morel Jr. and Fabrizio Bonanni.

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

During 2025, the Nomination and Corporate Governance Committee has been convened n. 4 times.

Business & Strategy Committee

On June 16, 2021, we established a Business and Strategy Committee. This committee consists of Donald Eugene Morel Jr. (as chairman), Sergio Stevanato, Franco Stevanato, Luciano Santel, Madhavan Balachandran, Fabrizio Bonanni, Elisabetta Magistretti, Sue-Jean Lin, Karen Flynn and William Federici.

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

During 2025, the Business & Strategy Committee has been convened n. 7 times.

ESG Committee

On June 16, 2021, we established a ESG Committee. Our ESG Committee consisted of Karen Flynn (as chairman), Sue-Jean Lin and Elisabetta Magistretti. On August 4, 2025, our Board of Directors voted to merge the ESG Committee into the Audit Committee.

The ESG Committee was responsible for, among other things:

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

During 2025, the ESG Committee has been convened n. 4 times.

Succession Planning Committee

On May 24, 2024, we established the Succession Planning Committee. The Succession Planning Committee consisted of Franco Stevanato (as Chair), Fabrizio Bonanni, Karen Flynn, Don Morel, Luciano Santel and Madhavan Balachandran. On August 4, 2025, our Board of Directors approved the merger of the Succession Planning Committee into the Compensation Committee.

The primary objective of the Succession Planning Committee was to: (i) review and evaluate the Company’s senior leadership team and key identified positions, (ii) ensure establishment and implementation of solid talent management processes to create and maintain succession pipeline for senior leadership team and key identified positions, (iii) review and identify organizational criticalities and key factors for succession planning, (iv) identify and address any critical missing capabilities at the Company, and (v) establish and maintain succession plans, and provide periodic reports to Board.

During 2025, the Succession Planning Committee met 2 times.

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

As of the date of this annual report, our share capital comprised 302,842,536 shares (including 29,838,842 Class A shares held by the Company in treasury), including two shareholders of record holding Class A shares (being Stevanato Holding S.r.l. holding 223,293,976 Class A shares, and the Company holding 29,838,842 Class A shares in treasury) and shareholders of record holding ordinary shares (for an aggregate of 49,709,718 ordinary shares). Stevanato Holding S.r.l. holds approximately, respectively, 73.73% and 93.09% of our share capital and of the voting rights (excluding treasury shares), while other shareholders (excluding the Company) hold in aggregate approximately, respectively, 16.41% and 6.91% of our share capital and of the voting rights (excluding treasury shares). The latter percentages are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, and are mostly held beneficially from undisclosed shareholders.

The dual class structure of our shares includes ordinary shares and Class A shares. Holders of our ordinary shares have the same voting rights and are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or in treasury by the Company) are entitled to three votes per share.

Unless otherwise indicated below, the address for each beneficial owner listed is Via Molinella, no. 17, Padua, Piombino Dese, Italy.

Beneficial Owner (Name/Address)	Ordinary shares owned	Class A shares owned	Percentage of voting rights
Stevanato Holding S.r.l.(1)	—	223,293,976	93.09%
Stevanato Group S.p.A.	—	29,838,842	—
Directors and Executive Officers:
Sergio Stevanato	—	—	*
Franco Stevanato	—	—	*
Alvise Spinazzi	3,300	—	*
Fabrizio Bonanni	119,700	—	*
Sue Jean Lin	2,000	—	*
Madhavan Balachandran	65,976	—	*
Donald Jr Eugene Morel	33,942	—	*
William Federici	52,823	—	*
Karen Flynn	2,275	—	*
Luciano Santel	1,787	—	*
Elisabetta Magistretti	—	—	*
Marco Dal Lago	75,000	—	*
Mauro Stocchi	404,942	—	*
All Directors and Executive Officers as a Group (13 persons)	761,745	—	*

* Less than 1% of voting rights as of the date of this annual report.

(1)
Sergio Stevanato currently holds a voting interest of approximately 68% in Stevanato Holding, while Franco Stevanato and Marco Stevanato hold a voting interest of approximately 16% each in Stevanato Holding. Notwithstanding this, under Stevanato Holding’s articles of association, (i) the sale of the Stevanato Group shares held by Stevanato Holding, and (ii) any transaction concerning Stevanato Group, in each case resulting in the loss, by Stevanato Holding, of direct or indirect control, including also de facto control, over Stevanato Group, require the unanimous vote of the board of directors of Stevanato Holding, which is composed of Sergio Stevanato, Franco Stevanato and Marco Stevanato. According to the current articles of association of Stevanato Holding, all decisions concerning the exercise of the voting rights of the Stevanato Group shares held by Stevanato Holding (other than in the cases set forth in point (ii) above) require approval by a majority of the board of directors of Stevanato Holding, including always the favorable vote of Sergio Stevanato. Accordingly, none of Sergio Stevanato, Franco Stevanato and Marco Stevanato may be deemed to individually control, or to hold the beneficial ownership of, Stevanato Holding and, indirectly, the Stevanato Group shareholding held by Stevanato Holding. Stevanato Holding’s address is Via Molinella, no. 17, Padua, Piombino Dese, Italy.

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

Payment of Service Fees and Rentals

During the year ended December 31, 2023 Ompi of Japan disbursed €190,743 to Winckler & Co., Ltd. in connection with the rental of offices and warehouses and the supply of corporate services. Winckler & Co., Ltd. held a 49% stake in Ompi of Japan until July 31, 2023 when Stevanato Group S.p.A. purchased the remaining minority equity interests.

Payment of Consultancy Fees

We have an ongoing professional relationship with Studio Legale SAT, pursuant to which Studio Legale SAT provides legal services to the Company from time to time. In connection with these services, we paid €310,970, €198,076 and €117,612 during the years ended December 31, 2023, 2024, and 2025 respectively, to Studio Legale SAT. Mr. Alvise Spinazzi, member of the board of Stevanato Group, is a Partner of Studio Legale SAT.

Payments in connection with Rent

For each of 2023, 2024 and 2025 the Company recognized costs for €20,421, €20,922, and €21,115 respectively to SFEM Italia S.r.l. in connection with certain rental installments. SFEM Italia S.r.l. is controlled by Sergio Stevanato, Franco Stevanato and Marco Stevanato, each members of the Stevanato family.

Industrial Rent

In the years 2023 and 2024 Stevanato Group Denmark (a subsidiary of Stevanato Group) disbursed €434,798 and €221,510, respectively, to E & FKH EjendommeApS in connection with the rental of the plant where Stevanato Group Denmark operates. The beneficial owners of E & FKH Ejendomme ApS are family members of a board member in Stevanato Group Denmark who no longer works at the company as of February 29, 2024.

Drug Containment Solutions and Engineering Revenues

During the fiscal year ended December 31, 2023, 2024 and 2025 the Group sold Drug Containment Solutions, pharmaceutical visual inspection equipment and packaging and assembly machines to Incog BioPharma Services, Inc. (“Incog”), a U.S. based biopharma services company, for a total amount of €544,534, €5,556,994, and €7,581,718, respectively. Incog is majority owned by Stevanato Holding S.r.l..

Donations to Stevanato Foundation

In the years 2023, 2024 and 2025 we made aggregate donations to the Stevanato Foundation of €240,000, €180,000, and €290,000, respectively. The Stevanato Foundation is a charitable organization entirely owned by the Stevanato Family. The Stevanato Foundation exclusively pursues aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training, as well as cultural and educational activities and scientific research. A key function of the Stevanato Foundation is operating in support of the health, education, and maintenance of children and young people who are in strenuous conditions due to health, financial or other reasons.

Land purchase

In the year 2023 we entered in a promissory agreement for the purchase of land in Mexico with SIT Manufacturing N.A. S.A. de C.V. and paid $ 2,247,254 as a deposit. On January 16, 2024 the purchase of the land was officially concluded with the payment of the remaining $1,210,061. Franco Stevanato is a Board member in SIT S.p.A., the parent company of SIT Manufacturing N.A. S.A. de C.V.

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

Our paid in share capital is €22,231,562.00 divided into 302,842,536 shares without par value, broken down as follows: (a) 49,709,718 are ordinary shares; and (b) 253,132,818 Class A shares of which 29,838,842 Class A shares held in treasury (the ordinary shares together with the Class A shares, the “shares”). All of our issued and outstanding shares are fully paid. We have 273,003,694 shares outstanding (not including 29,838,842 Class A shares held in treasury).

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

- on June 10, June 13, and September 11, 2025, a total of 105,069 Class A shares held in treasury were converted into ordinary shares and granted to directors and employees of the Group as compensation in kind or as benefit, bonus or other premium or incentive (also in execution of the Restricted Stock Grant Plan Stevanato Group S.p.A. 2023-2027). As a result of such conversion, as of December 31, 2025, our share capital (divided into a total of 302,842,536 shares) included 49,709,718 ordinary shares and 253,132,818 Class A shares.

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

Form, Transfer of Shares and Voting Rights.

The share capital of the Company is equal to €22,231,562.00 and is divided into 302,842,536 shares, broken down as follows: (a) 49,709,718 ordinary shares; and (b) 253,132,818 Class A shares.

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

The board of directors is entitled to establish procedures, by appointing third-party providers or otherwise, for the identification of the persons who - as a consequence of the registration in the U.S. Register pursuant to applicable regulations of a single depository entity of the ordinary shares (the “Holder of Record”), as designated by the company responsible for the centralized management - hold indirect ownership of the ordinary shares (the “Beneficial Owners”) and are therefore entitled to indirectly exercise the corporate rights pertaining to them.

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

For the purposes of the valid exercise of the right of withdrawal, the Beneficial Owners who exercise the right of withdrawal directly or through the Holder of Record, must prove that they were Beneficial Owners at the time of the adoption of the resolution from which the right of withdrawal arises and did not vote in favor of such resolution.

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

Board of Directors

The board of directors shall be comprised of a number of members between a minimum of 9 and a maximum of 15 members who shall remain in office for a term of one to three financial years and may be re-elected for further terms. The office of the directors shall terminate on the date of the shareholders’ meeting convened to approve the financial statements for the third full financial year from their appointment (or such earlier date as may be determined by the shareholders). In addition, applicable law or the articles of association provide further causes of termination of a director’s appointment.

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

Audit Committee

The Audit Committee shall be made up of at least three members, appointed by the board of directors, and its members shall remain in office for three financial years (or for the shorter term of appointment of the Board of Directors) and may be re-elected. The Audit Committee shall elect a chairman from among its members.

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

resolves on any other matter assigned to it by law.
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

Quorum	Unless otherwise provided for by the articles of association, ordinary shareholders’ meetings are validly held, in a single call, irrespective of	The certificate of incorporation or By-Laws may specify the number of shares, the holders of which shall be present or represented by proxy at

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

Voting Rights	Generally, each shareholder is entitled to one vote for each share held by such shareholder at all shareholders’ meetings of the corporation.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
The articles of association may provide that certain share classes carry no, limited, contingent or multiple (up to 3 votes per share) voting rights.
Shareholder Vote on Certain Transactions	Resolutions approving any merger or demerger of the corporation require the approval of the board of	Generally, under Delaware law, unless the certificate of incorporation provides for the vote

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

Dissenters’ Rights of Appraisal	Mergers and demergers’ plans to be approved by the board of directors must be based on a fair shares’ exchange ratio, to be certified by independent experts, appointed by	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or

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

The Italian 2026 Budget Law introduced changes to the tax framework applicable to financial investments. In particular, it revised the rules governing the taxation of dividends and capital gains, with the aim of updating the existing regime. The law also amended certain aspects of the Financial Transaction Tax (FTT), affecting the scope and application of the levy; details of the changes are described in the relevant sections.

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

Dividends received by resident individual shareholders, holding the Shares in connection with a business activity, are not subject to WHT, if the individual shareholders declare to the payor before the payment of the dividends that the profits collected are from holdings related to the business activity. As per the 2026 Italian Budget Law, such dividends are wholly included in the individual shareholders’ taxable income, subject to personal income tax (“IRPEF”),only when the shareholding meets at least one of these conditions (i) a >5% director or indirect interest,or (ii) acquisition cost/value >€500,000 the inclusion to personal income tax is limited for (i) 58.14 percent of their amount as to dividends paid out of profits realized in the tax years following the one in progress on December 31, 2016, (ii) 49.72 percent of their amount as to dividends paid out of profits realized from the tax year following the one in progress on December 31, 2007 up to the one in progress on December 31, 2016 and (iii) 40 percent of their amounts as to dividends paid out of profits realized in the tax years up to that in progress on December 31, 2007. For these purposes (taxation of the recipient), profits realized in the tax years up to the tax year in progress on December 31, 2007, and then profits realized in the tax years up to the tax year in progress on December 31, 2016 are deemed to be distributed with priority. IRPEF is generally levied at progressive rates ranging from 23 percent to 43 percent, plus local surcharges.

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

In particular, dividends received by:

1.
partnerships and similar entities as referred to in article 5 of the TUIR (e.g., società in nome collettivo or società in accomandita semplice), as per the 2026 Italian Budget Law are wholly included in the relevant taxable and then proportionally allocated to the relevant partners on a look-through basis, only when the shareholding meets at least one of these conditions (i) a >5% director or indirect interest, or (ii) acquisition cost/value >€500,000, such dividends are included for (i) 58.14 percent of their amount as to dividends paid out of profits realized in the tax years following the one in progress on December 31, 2016, (ii) 49.72 percent of their amount as to dividends paid out of profits realized from the tax year following the one in progress on December 31, 2007 up to the one in progress on December 31, 2016, and (iii) 40 percent of their amounts as to dividends paid out of profits realized in the tax years up to that in progress on December 31, 2007. For these purposes (taxation of the recipient), profits realized in the tax years up to the tax year in progress on December 31, 2007, and then profits realized in the tax years up to the tax year in progress on December 31, 2016 are deemed to be distributed with priority;
2.
entities subject to IRES as referred to in article 73(1) sections a) and b) of CITA (e.g., commercial and non-commercial entities such as società per azioni or società in accomandita per azioni), as per the 2026 Italian Budget Law, are wholly included in the entities’ total taxable income only when the shareholding meets at leastd one of these conditions (i) a >5% director or indirect interest, or (ii) acquisition cost/value >€500,000, then the inclusion in total taxable income is limited for an amount equal to 5 percent of the received dividend amount and subject to the corporate income tax (“IRES”, currently levied at a rate of 24 percent). However, if the recipient is a company applying the IFRS Accounting Standards as issued by the International Accounting Standards Board, dividends arising from securities accounted for in the financial statements as held for trading purposes only, would be fully included in the recipient’s taxable income for IRES purposes.

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

(vii)
Non-Italian resident shareholders holding the Shares through a permanent establishment in Italy

No Italian WHT at source is levied on dividends paid to non-resident persons that hold the Shares through a permanent establishment in Italy to which the Shares are effectively connected. Only 5 percent of the dividends are included in the overall income subject to IRES, unless the Shares are booked as shares held for trading by holders applying the IFRS Accounting Standards as issued by the International Accounting Standards Board. In this case, dividends would be fully included in the recipient’s taxable income for IRES purposes.

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
(ii)
Italian resident individuals shareholders holding the Shares in connection with a business activity and partnerships and similar entities (excluding non-commercial partnerships)

Capital gains realized by partnerships and similar entities or Italian residents on the sale or disposal of the Shares held in connection with a business activity, as per the 2026 Italian Budget Law are wholly included in the recipients’ overall taxable income for the entire amount in the tax year in which they are realized, subject to income tax at ordinary rates. However, when the shareholding meets at least one of thease conditions (i) a >5% director or indirect interest, or (ii) acquisition cost/value >€500,000 and if the conditions indicated in the following paragraph for the partial exemption provided for capital gains realized by Italian resident companies and commercial entities were satisfied, these capital gains would be subject to tax only partially, in an amount equal to 58.14% (49.72% for commercial partnerships) of the capital gains realized. In this event, the relating capital losses would be deductible for a corresponding amount.

(iii)
Italian companies and commercial entities

Capital gains realized by Italian resident commercial companies subject to IRES, private and public entities and trusts whose sole or principal purpose is to carry out a business activity, as per the 2026 Italian Budet Law, are wholly included in their taxable income and are subject to IRES according to the ordinary rules. However, when the shareholding meets at least one of these conditions (i) a >5% director or indirect interest, or (ii) acquisition cost/value >€500,000 and if the Shares were held and accounted for as fixed financial assets in the three-year period preceding the disposal, the shareholder may elect to spread any realized gain on a straight line basis across the five-year period commencing in the tax year in which the gain is realized and the following four pursuant to article 86(4) of the CITA.

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
(b)
the shareholding must be accounted for in the financial statements of the shareholder as a fixed financial asset in the first year of the holding period. To parties who prepare their financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board the shares not accounted as “held for trading” are deemed as fixed financial assets;
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

Capital losses and negative differences between revenue and costs for shares that do not meet the requirements for participation exemption are not relevant up to the non-taxable amount of dividends, or of accounts thereof, received in the thirty six months prior to their transfer. This provision applies with reference to shares acquired during the 36 month period prior to the realization of capital losses or negative differences, provided that the conditions under (c) and (d) above are met; such a provision does not apply to parties who prepare their financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board referred to in Regulation (EC) No. 1606/2002 of the European Parliament and Council of July 19, 2002.

Capital losses in excess of Euro 50,000 must be reported to the Italian tax administration in the tax return.

Moreover, the data and the information relating to capital losses in excess of Euro 5,000,000, deriving from the sales of shares accounted for as fixed financial assets, must be included in the recipient’s tax return. Such an obligation does not apply to parties who prepare their financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

After the changes introduced by the 2026 Italian Budget Law, the FTT rates are equal to 0.20 percent for transfers of shares executed in regulated stock markets or through multilateral trading facilities and 0.40 percent for all other taxable transfers. Based on the specific FTT regulations, on the assumption that the NYSE is considered a regulated stock market for FTT purposes, the transfer of the Shares should be subject to 0.20 percent FTT tax rate.

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
•
certain former citizens or long-term residents of the United States;
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
•
amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest marginal tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years; and
•
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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our ordinary shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. Our executive officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Although we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we furnish the holders of our ordinary shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements are prepared in accordance with IFRS.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2025, due to the material weaknesses below reported under the section “Management’s annual report on internal control over financial reporting”.

After thoroughly considering this material weakness, along with additional analyses and procedures conducted to ensure the compliance of our consolidated financial statements included in this Annual Report on Form 20-F with generally accepted accounting principles, our management believes that our consolidated financial statements present fairly, in all material aspects, our financial position, results of operations, and cash flows for the disclosed period in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Management’s annual report on internal control over financial reporting

Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weaknesses described below.

We identified the following material weaknesses in the Company’s internal control over financial reporting:

•
Ineffective control environment due to the lack of sufficient experience in our personnel in operating our system of internal controls in an effective manner;
•
Ineffective controls over certain financial statements accounts and disclosures and the period-end financial reporting process, including manual journal entries and segregation of duties;
•
Ineffective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements with respect to controls over access management and program change management IT processes, in particular with regard to: (i) user access granting and periodical validation of user authorization controls to ensure appropriate segregation of duties and minimum privilege access principle and (ii) proper and timely documentation of change approval controls. Considering the pervasive impact of such deficiencies on IT-dependent controls and system-generated data and reports, management has determined these deficiencies in the aggregate constitute a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Although management’s conclusion was that our system of internal controls was not effective as of December 31, 2025, the material weaknesses above did not result in material adjustments when preparing the Group’s 2025 consolidated financial statements, nor required changes to financial statements previously presented by the Group. However, these material weaknesses could result in material misstatements of our annual consolidated financial statements and disclosures that would not be prevented or detected.

Remediation plan and activities

The material weaknesses described above were previously disclosed for the year ended December 31, 2024.

Remediation activities performed in fiscal year 2025

During the course of 2025, management continued working on strengthening the Group control environment and its internal control over financial reporting under the oversight of the Audit Committee with the aim of remediating the material weaknesses described above. In particular, management continued to carry out and improve the remediation plan previously designed with the aim of fostering the internal control culture, complete the remedial actions already in place and implement the desired remedial actions, including the following initiatives:

•
Completed an overall reassessment and implemented appropriate remedial actions for internal controls and disclosures deemed ineffective during the previous reporting period;
•
Continued to enhance the design, implementation and operation of business process controls and period-end financial reporting;
•
Continued remediation activities of internal control deficiencies to enable effectiveness for a sufficient period of time;

•
Completed the reassessment of our journal entries related processes and the reinforcement of the overall framework across the group, implementing automatic workflows and increasing awareness for adequacy of supporting documentation for the management review and approval activities;
•
Completed the reassessment of our segregation of duties model and the reinforcement of the overall framework across the group, both from an IT and organizational perspective, to improve the quality of system-generated information and the internal control activities;
•
Continued to reinforce the design and implementation of information technology general controls, particularly focusing on controls over program change management and the review and update of system access rights, with the aim to improving all IT systems and applications relevant to our financial reporting framework and the underlying information used at a cross-functional level;
•
Continued to strengthen the Accounting, Finance, Compliance, Internal Audit and IT functions with the hiring of experienced personnel in order to enhance the structures and competence of the Company’s organization;
•
Completed internal control training sessions and dedicated support for remedial activities, to reinforce internal controls awareness with all control owners within the organization, with particular regard to documentation of control activities, review attributes, and the controls necessary to verify accuracy and completeness of the relevant information used;
•
Continued to engage external consultants with significant expertise in internal control over financial reporting, SEC reporting and IT & Security knowledge to assist management, including control owners, in enhancing the Company’s internal control framework.

As a result of devoting significant time and attention to completing the planned remediation plan, including the design and implementation of the actions described above, we believe that these actions significantly strengthened the overall Company’s internal control framework, but did not fully remediate the material weaknesses identified in the 2024.

Planned remediation activities for fiscal year 2026

We will continue to implement adequate actions to reinforce our internal controls over financial reporting, with the aim to remediate the material weaknesses described above and to enhance our overall control environment.

Management’s remediation plan to address the material weaknesses existing at December 31, 2025, includes the following:

•
We will continue to enhance the operational effectiveness of period-end and manual journal entries controls over financial accounts affected by the above-described material weaknesses, increasing control owners’ awareness for adequacy of supporting documentation for the management review and approval activities;
•
We will continue to enhance the overall framework over information technology general controls;
•
Considering the timing of when revised internal control framework operated during 2025, we will continue to reinforce internal controls awareness with all control owners within the organization through dedicated training sessions;
•
Also, in view of the digital transformation program initiated at the beginning of 2024 and aimed at reinforcing the IT systems and the underlying information used at a cross-functional level, we are committed to further enhancing the efficiency of the control framework, with the objective of continuously increasing its operational effectiveness.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers SpA, has issued an audit report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2025, which appears in Part III, Item 18 of this Annual Report on Form 20-F.

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

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Elisabetta Magistretti, Luciano Santel and William Federici, the chair of the Audit Committee of our board of directors, are each an “Audit Committee financial expert” as defined by Item 16A of Form 20-F. All members of the Audit Committee are independent directors as required by applicable NYSE listing rules and SEC rules. Please see the section entitled “Item 6. Directors, Senior Management and Employees —A. Directors and Senior Management” for more information concerning Elisabetta Magistretti, Luciano Santel and William Federici.

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

The following table, reported in Euro, represents aggregate fees accrued for professional services rendered by our independent registered public accounting firm, PricewaterhouseCoopers S.p.A. (PwC), for the fiscal year ended December 31, 2025 and 2024 respectively.

	For the Year ended December 31,
	2025	2024
Audit Fees	1,187,511	1,473,276
Audit-Related Fees	39,500	31,500
Tax Fees	—	—
All Other Fees	—	—
Total	1,227,011	1,504,776

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

ITEM 16K. CYBERSECURITY

We believe cybersecurity, including the use of artificial intelligence, is key to the Company achieving its strategic goals and objectives. Based on the nature of our business and the industry in which we operate, we are faced with a variety of cybersecurity threats including phishing emails, ransomware attacks, malicious attachments, social engineering attacks and denial of service attacks, among others. Our customers, suppliers, subcontractors and partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance and results of operations.

Our information security organization has implemented a governance structure and processes to assess, identify, manage and report cybersecurity risks. We engage third-party service providers to conduct evaluations of our security controls, including testing both the design and operational effectiveness of security controls.

In the event of an incident, we intend to follow our security incident management procedures, which outline the steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas (e.g., legal, compliance and internal audit), as well as senior leadership and the Board and potentially customers, as appropriate.

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

PART III

ITEM 17. Financial Statements

Please see “Item 18. Financial Statements” below.

ITEM 18. Financial Statements

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

ITEM 19. Exhibits

Exhibit Number	Description of Document
1.1	Certificate of Incorporation of Stevanato Group S.p.A. (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
1.2	Amended Articles of Association of Stevanato Group S.p.A.(incorporated to this Form 20-F by reference to Stevanato Group S.p.A's Form 20-F filed March 6, 2025)
2.1*	Description of the Stevanato Group S.p.A.’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934
4.1**	Master Supply Agreement by and among the Stevanato Group S.p.A. and SCHOTT AG (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.2**

First Amendment to the Master Supply Agreement by and among Stevanato Group S.p.A. and SCHOTT AG dated December 20, 2024 (incorporated to this Form 20-F by reference to Stevanato Group S.p.A's Form 20-F filed March 6, 2025)

4.3**

Supply and Purchase Agreement by and among the Stevanato Group S.p.A. and Nippon Electric Glass Co., Ltd. (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).

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

4.6**

Extension of Lease Agreement by and among Balda C. Brewer, Inc. and Vogel Properties Inc., dated August 1, 2024 (incorporated to this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 6, 2025)

4.7	Form of Registration Rights Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.8	Form of Indemnification Agreement (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.9**	Form of Restricted Stock Grant Plan (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form F-1 filed June 21, 2021).
4.10**	Stock Grant Plan 2021 - 2027 Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
4.11**	Performance Shares Plan Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
4.12**	Restricted Shares Plan Regulation (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.’s Form 20-F filed March 2, 2023).
4.13*	Performance Shares Plan 2026 - 2030 Regulation
4.14*	Restricted Shares Plan 2026 - 2030 Regulation
4.15*	Second Amendment to the Master Supply Agreement by and among Stevanato Group S.p.A. and SCHOTT AG dated December 23, 2025
8.1*	List of significant subsidiaries of Stevanato Group S.p.A.

11.1	Form of Code of Ethics (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).
11.2	Company's Insider Trading Policy (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).
12.1*	Certification of Franco Stevanato filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of Marco dal Lago filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of Franco Stevanato furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Marco Dal Lago furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
23.1*	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers S.p.A.)
97	Company's Clawback Policy (incorporated into this Form 20-F by reference to Stevanato Group S.p.A.'s Form 20-F filed March 7, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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
Date: March 4, 2026

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF STEVANATO GROUP S.P.A.

Consolidated Financial Statements at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stevanato Group SpA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Stevanato Group SpA and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS accounting standards issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) an ineffective control environment due to the lack of sufficient experience in Company personnel in operating the Company’s system of internal control in an effective manner; (ii) ineffective controls over certain financial statements accounts and disclosures and the period-end financial reporting process, including manual journal entries and segregation of duties; (iii) ineffective controls with respect to access management and program change management IT processes, in particular with regard to user access granting and periodical validation of user authorization controls to ensure appropriate segregation of duties and minimum privilege access principle and proper and timely documentation of change approval controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's annual report on internal control over financial reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Consolidated Financial Statements - Impact of Personnel and Controls Related to Financial Reporting

The completeness and accuracy of the consolidated financial statements, including the financial condition, results of operations and cash flows, is dependent on, in part, management’s ability to (i) maintain an effective control environment due to the lack of sufficient experience in Company personnel in operating the Company’s system of internal control in an effective manner; (ii) design and maintain effective controls over certain financial statements accounts and disclosures and the period-end financial reporting process, including manual journal entries and segregation of duties; (iii) design and maintain effective controls with respect to access management and program change management IT processes, in particular with regard to user access granting and periodical validation of user authorization controls to ensure appropriate segregation of duties and minimum privilege access principle and proper and timely documentation of change approval controls.

The principal considerations for our determination that performing procedures relating to the consolidated financial statements - impact of personnel and controls related to financial reporting is a critical audit matter are the high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to business processes that affect certain financial statement account balances and disclosures. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, material weaknesses were identified as of

December 31, 2025 related to (i) an ineffective control environment due to the lack of sufficient experience in Company personnel in operating the Company’s system of internal controls in an effective manner; (ii) ineffective controls over certain financial statements accounts and disclosures and the period-end financial reporting process, including manual journal entries and segregation of duties; (iii) ineffective controls with respect to access management and program change management IT processes, in particular with regard to user access granting and periodical validation of user authorization controls to ensure appropriate segregation of duties and minimum privilege access principle and proper and timely documentation of change approval controls.

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

/s/ PricewaterhouseCoopers SpA

Treviso, Italy

March 4, 2026

We have served as the Company’s auditor since 2023.

Stevanato Group S.p.A.

Consolidated income statement

for the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
		2025	2024	2023
		(EUR thousand)
	Notes
Revenue	6	1,186,282	1,104,036	1,085,354
Cost of sales	7	842,406	801,717	745,461
Gross Profit		343,876	302,319	339,893

Other operating income	8	8,244	9,091	10,423
Selling and marketing expenses	9	28,219	24,853	24,978
Research and development expenses	9	25,436	31,668	35,672
General and administrative expenses	9	99,664	93,747	88,946
Operating Profit		198,801	161,142	200,720

Finance income	11	12,971	13,495	6,763
Finance expense	12	22,666	14,349	17,930
Profit Before Tax		189,106	160,288	189,553

Income taxes	14	49,275	42,522	43,863
Net Profit		139,831	117,766	145,690

Net Profit attributable to:
Equity holders of the parent		139,839	117,778	145,631
Non-controlling interests	35	(8)	(12)	59
		139,831	117,766	145,690

Earnings per share
Basic earnings per common share (in EUR)	15	0.51	0.43	0.55
Diluted earnings per common share (in EUR)	15	0.51	0.43	0.55

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of comprehensive income

for the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
		2025	2024	2023
		(EUR thousand)
	Notes
Net Profit		139,831	117,766	145,690

Gains/(losses) from remeasurement of employee defined benefit plans	28	31	225	(243)
Gains/(losses) from remeasurement of the agent termination plan	30	33	16	15
Tax effect relating to those components of OCI	14	(78)	(7)	15
Other comprehensive income (loss) that will not be classified subsequently to profit or loss		(14)	234	(213)

Exchange difference on translation of foreign operations	24	(45,888)	(1,602)	4,604
Changes in the fair value of cash flow hedging instruments	38	1,304	(4,387)	(4,092)
Changes in the time value element - cost of hedge	38	66	(9)	126
Tax effect relating to those components of OCI	14	(380)	1,119	932
Other comprehensive income that might be classified subsequently to profit or loss		(44,898)	(4,879)	1,570

Total other comprehensive income, net of tax		(44,912)	(4,645)	1,357

Total Comprehensive Income		94,919	113,121	147,047

Attributable to:
Equity holders of the parent		94,927	113,133	147,019
Non-controlling interests		(8)	(12)	28
		94,919	113,121	147,047

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of financial position

at December 31, 2025 and 2024

		At December 31	At December 31
		2025	2024
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill	16	49,983	49,983
Intangible assets	17	36,866	33,590
Right of use assets	34	12,362	15,736
Property, plant and equipment	18	1,391,560	1,248,402
Financial assets - investments FVTPL		171	200
Other non-current financial assets	19	5,810	5,441
Deferred tax assets	14	103,872	95,344
		1,600,624	1,448,696
Current assets
Inventories	20	268,247	245,217
Contract assets	21	180,459	168,515
Trade receivables	21	302,688	295,951
Other current financial assets	19	10,778	1,329
Tax receivables	22	14,586	17,440
Other receivables	23	35,989	53,179
Cash and cash equivalents		130,603	98,270
		943,350	879,901
Non-current assets held for sale	18	—	222
		943,350	880,123
Total assets		2,543,974	2,328,819
Equity and liabilities
Equity
Share capital	24	22,232	22,232
Reserves and retained earnings	24	1,324,412	1,264,329
Net profit attributable to equity holders of the parent	24	139,839	117,778
Equity attributable to equity holders of the parent		1,486,483	1,404,339
Non-controlling interests	35	38	46
Total equity		1,486,521	1,404,385

Non-current liabilities
Non-current financial liabilities	26, 34	347,367	317,678
Employees benefits	28	6,784	7,163
Non-current provisions	30	3,162	2,793
Deferred tax liabilities	14	13,259	12,560
Non-current advances from customers	33	98,848	44,046
Other non-current liabilities	31	52,155	62,720
		521,575	446,960
Current liabilities
Current financial liabilities	26, 34	123,507	116,927
Current provisions	30	4,394	4,139
Trade payables	32	263,308	231,020
Contract liabilities	33	10,414	16,545
Advances from customers	33	33,425	16,622
Tax payables	22	22,426	25,431
Other liabilities	32	78,404	66,790
		535,878	477,474
Total liabilities		1,057,453	924,434
Total equity and liabilities		2,543,974	2,328,819

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of changes in equity

for the years ended December 31, 2025, 2024 and 2023

	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2023		21,698	389,312	(27,740)	5,371	(179)	(74)	(15,611)	623,353	996,130	(220)	995,910
Other comprehensive income	24	—	—	—	(3,130)	96	(213)	4,635	—	1,388	(31)	1,357
Net profit		—	—	—	—	—	—	—	145,631	145,631	59	145,690
Total comprehensive income		—	—	—	(3,130)	96	(213)	4,635	145,631	147,019	28	147,047
Dividends	25	—	—	—	—	—	—	—	(14,294)	(14,294)	—	(14,294)
Share-based incentive plans	24	—	—	507	—	—	—	—	3,644	4,151	—	4,151
Acquisition of non-controlling interests	24	—	—	—	—	—	—	—	(557)	(557)	307	(250)
Other	24	—	—	—	—	—	—	—	82	82	—	82
Total effects		—	—	507	—	—	—	—	(11,125)	(10,618)	307	(10,311)
At December 31, 2023		21,698	389,312	(27,233)	2,241	(83)	(287)	(10,976)	757,859	1,132,531	115	1,132,646
Other comprehensive income	24	—	—	—	(3,270)	(7)	234	(1,602)	—	(4,645)	—	(4,645)
Net profit		—	—	—	—	—	—	—	117,778	117,778	(12)	117,766
Total comprehensive income		—	—	—	(3,270)	(7)	234	(1,602)	117,778	113,133	(12)	113,121
Dividends	25	—	—	—	—	—	—	—	(14,457)	(14,457)	—	(14,457)
Change in the consolidated group	24	—	—		—	—	—	—	56	56	(56)	—
Capital increase	24	534	174,376	—	—	—	—	—	—	174,910	—	174,910
Transaction costs related to capital increase	24	—	(5,425)	—	—	—	—	—	—	(5,425)	—	(5,425)
Taxes relating to capital increase costs	24	—	1,302	—	—	—	—	—	—	1,302	—	1,302
Share-based incentive plans	24	—	—	85	—	—	—	—	2,309	2,394	—	2,394
Other	24	—	—	—	—	—	—	—	(105)	(105)	(1)	(106)
Total effects		534	170,253	85	—	—	—	—	(12,197)	158,675	(57)	158,618
At December 31, 2024		22,232	559,565	(27,148)	(1,029)	(90)	(53)	(12,578)	863,440	1,404,339	46	1,404,385
Other comprehensive income	24	—	—	—	939	51	(14)	(45,888)	—	(44,912)	—	(44,912)
Net profit		—	—	—	—	—	—	—	139,839	139,839	(8)	139,831
Total comprehensive income		—	—	—	939	51	(14)	(45,888)	139,839	94,927	(8)	94,919
Dividends	25	—	—	—	—	—	—	—	(14,737)	(14,737)	—	(14,737)
Share-based incentive plans	24	—	—	69	—	—	—	—	1,807	1,876	—	1,876
Other	24	—	—	—	—	—	—	—	78	78	—	78
Total effects		—	—	69	—	—	—	—	(12,852)	(12,783)	—	(12,783)
At December 31, 2025		22,232	559,565	(27,079)	(90)	(39)	(67)	(58,465)	990,427	1,486,483	38	1,486,521

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Consolidated statement of cash flows

for the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
		2025	2024	2023
		(EUR thousand)
	Notes
Operating activities
Profit before tax		189,106	160,288	189,553
Adjustments:
- depreciation and impairment of property, plant and equipment	10	74,914	65,216	62,592
- amortization of intangible assets and right of use assets	10	13,652	15,436	15,888
- allowance for doubtful accounts	21	628	40	661
- net interest expense	11, 12	5,740	5,839	3,733
- (gain) from the disposal of non-current assets		(64)	(81)	(477)
Change in other provisions		2,300	3,542	1,585
Change in employee benefits		(446)	126	121
Other non-cash expenses, net		15,047	(6,834)	13,030
Working capital changes net of the effects from purchase of controlled entity:
- inventories and contract assets		(41,455)	12,306	(113,590)
- trade receivables and other assets		891	(3,825)	(93,864)
- trade payables, contract liabilities, advances and other liabilities		91,190	(25,888)	104,973
Interest paid		(6,960)	(7,411)	(3,152)
Interest received		1,440	1,283	922
Income tax paid		(59,906)	(64,261)	(76,765)
Net Cash Flows from operating activities		286,077	155,776	105,210
Cash Flow from investing activities
Purchase of property, plant and equipment	18	(263,756)	(302,600)	(433,233)
Proceeds from sale of property, plant and equipment	18	1,860	3,147	577
Purchase of intangible assets	17	(11,276)	(10,971)	(8,696)
Proceeds from/ (purchase of) investments in financial assets		251	385	(4,190)
Proceeds from life insurance policies redemption		—	—	27,908
Business combination - net of cash acquired		—	(175)	(3,589)
Net Cash Flows used in investing activities		(272,921)	(310,214)	(421,223)
Cash Flow from financing activities
Net proceeds from follow-on offering of ordinary shares		—	169,772	—
Acquisition of non-controlling interests	35	—	—	(250)
Dividends paid	25	(14,737)	(14,457)	(14,294)
Payment of principal portion of lease liabilities	34	(6,279)	(6,476)	(5,939)
Proceeds from borrowings	26	150,001	190,172	247,512
Repayments of borrowings	26	(106,923)	(155,790)	(68,999)
Net Cash Flows from/(used in) financing activities		22,062	183,221	158,030

Net change in cash and cash equivalents		35,218	28,783	(157,983)
Net foreign exchange differences on cash and cash equivalents		(2,885)	(115)	(1,155)
Cash and cash equivalents at January 1		98,270	69,602	228,740
Cash and cash equivalents at December 31		130,603	98,270	69,602

Non-cash investing activities are related to:

- the investments in property, plant and equipment not paid at December 31, 2025 (Note 18);

- the acquisition of right-of-use assets respectively (Note 34).

Other non-cash expenses, net are mainly related to:

- the change in the cash flow hedge reserve (Note 24);

- the change in the fair value of derivative instruments (Note 19);

- the change in equity reserves primarily related to share-based compensation (Notes 24 - 29);

- foreign currency unrealized gain and losses (Notes 11 - 12 - 24).

The accompanying notes are an integral part of the Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the consolidated financial statements

1. Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located in via Molinella 17, Piombino Dese (Padua, Italy). The Group operates in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on regular investment and the selected acquisition of skills and new technologies to maintain and enhance its status as a global leader in the bio-pharma industry. The Group's principal products include containment solutions, drug delivery systems, medical devices, diagnostic and analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

At December 31, 2025, the Group operated 13 manufacturing facilities, consisting of: (i) ten plants dedicated to the manufacturing and assembly of bio‑pharma and healthcare products (located in Italy, Germany, Slovakia, Brazil, Mexico, China and the United States); and (ii) three plants dedicated to machinery and equipment manufacturing (located in Italy and Denmark). The Group also operates two analytical service sites (in Italy and the United States) and five commercial sites (in Italy, China, Japan, and India, with the Indian entity incorporated on February 23, 2025).

The Group continues to expand its global industrial footprint, primarily to support high‑value solutions production in Italy and the United States. In Latina (Italy), commercial production began in 2023, with ongoing ramp‑up of high‑value syringe output. The Group is also preparing the next phase of ready‑to‑use cartridge manufacturing, expected to become commercially operational in 2026. In the United States, the Group is progressing with the development of its new EZ‑fill® manufacturing hub in Fishers, Indiana. Customer validations—initiated in late 2023—are expected to continue into 2026. Commercial production began in the third quarter of 2024, and additional production lines will continue to be installed, validated and commercialized throughout 2026. The facility is also preparing equipment for device contract‑manufacturing activities expected to become commercially available by the end of 2026.

The global footprint allows the Group to sell products and provide services in approximately 65 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 73.73% of its share capital.

On July 16, 2021, Stevanato Group's shares began trading on the New York Stock Exchange under the symbol STVN.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements comprised the financial statements of the Company and its subsidiaries as at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023. These consolidated financial statements were authorized for issuance by resolution of the Board of Directors on March 3, 2026.

The consolidated financial statements of the Group have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS).

The accounting policies stated below have been applied consistently across all periods presented in the consolidated financial statements, unless otherwise stated. The Group’s accounting policies have been applied consistently by the Group’s companies.

The consolidated financial statements are composed of a consolidated income statement, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of changes in equity, a consolidated statement of cash flows and the accompanying notes (collectively, the “Consolidated Financial Statements”).

The Group presents its consolidated income statement using the function of expense method reflecting the practice in the industry in which the Group operates.

Starting in 2025, the Group elected to present gains and losses arising from the change in foreign currency exchange rates on a net basis in the income statements as the Group believes that this presentation provides more relevant information. This information was previously presented on a gross basis with foreign currency exchange rate gains included in finance income while foreign currency exchange rate losses were included in finance expense. In order to ensure comparability between periods, the Group has reclassified finance income and finance expenses for the years ended December 31, 2024 and 2023. Reference should be made to Note 12 for a detailed breakdown of foreign exchange gains and losses presented on a gross basis.

The Group presents current and non-current assets and liabilities as separate classifications in its consolidated statement of financial position.

The consolidated statement of cash flows has been prepared using the “indirect method” in accordance with IAS 7 – Cash Flow statements.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments measured at fair value.

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

2.2 Basis of consolidation

Subsidiaries

Subsidiaries are any entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is generally presumed with an ownership of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Control is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control.

The Group initially recognizes any non-controlling interests (“NCI”) at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/ (loss) are attributed to the owners of the parent and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

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

Consolidation of foreign companies

The functional currency of the Group’s entities is the currency of their primary economic environment. All the assets and liabilities of foreign companies that report in a currency other than the Euro and which fall within the scope of consolidation are translated into Euro using the exchange rate at the end of the reporting period. Income and costs are translated using average rates for the reporting period. The exchange differences arising on translation for consolidation are recognized in “Foreign currency translation reserve” under consolidated net equity. The difference arising in the year is recognized in other comprehensive income (OCI). On disposal of a foreign operation, the component of net equity relating to that particular foreign operation is reclassified to profit or loss.

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

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,	Average for the year ended December 31,	At December 31,
		2025	2025	2024	2024	2023	2023
CHINA	CNY	8.1185	8.2262	7.7875	7.5833	7.6600	7.8509
UNITED STATES	USD	1.1300	1.1750	1.0824	1.0389	1.0813	1.1050
MEXICO	MXN	21.6705	21.1180	19.8314	21.5504	19.1830	18.7231
DENMARK	DKK	7.4634	7.4689	7.4589	7.4578	7.4509	7.4529
BRAZIL	BRL	6.3072	6.4364	5.8283	6.4253	5.4010	5.3618
SWITZERLAND	CHF	0.9370	0.9314	0.9526	0.9412	0.9718	0.9260
JAPAN	JPY	169.0435	184.0900	163.8519	163.0600	151.9903	156.3300
INDIA	INR	98.5239	105.5965	90.5563	88.9335	89.3001	91.9045

2.3 Main accounting policies, estimates and assumptions

Goodwill

Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the identifiable net assets acquired. Goodwill is initially measured at cost and after initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing goodwill acquired in a business combination is allocated, from the acquisition date, to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination. Goodwill is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that its carrying amount may not be recoverable.

In accordance with IAS 36 - Impairment of assets, an impairment loss is recognized if the recoverable amount is lower than the carrying amount. An impairment loss recognized for goodwill cannot be reversed in a subsequent period.

Fair Value Measurement

In accordance with IFRS 13 – Fair Value Measurement, the Group measures certain financial instruments -including derivative instruments- and certain non‑financial assets, at fair value at each reporting date. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

Revenue from the sale of products and services in the Biopharmaceutical and Diagnostic Solution segment

Revenue from the sale of products in the Biopharmaceutical and Diagnostic Solution segment is generally recognized at the point in time, corresponding to the moment when control of the goods is transferred to the customer. The assessment of control transfer typically considers the applicable Incoterms, which define when the customer obtains the ability to direct the use of, and derive substantially all benefits from, the goods.

In determining the transaction price for the sale of drug containment solutions, drug delivery devices, and diagnostic devices and consumables within the Biopharmaceutical and Diagnostic Solution segment, the Group considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer. If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and is included in the transaction price only to the extent that it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The Group estimates the impact of potential returns from customers based on the Group’s right of return policies and practices along with historical data on returns, in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the goods that are expected to be returned. Any advance payments or deposits from customers are not recognized as revenue until the control of the relevant good is transferred to the customer.

The Biopharmaceutical and Diagnostic Solution segment also develops, contracts for and sells to customers molds, tools and equipment necessary to produce drug delivery devices and diagnostic devices and consumables. If the tooling is highly customized with no alternative use to the Group, and the Group has an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring progress towards completion using the input method based on costs incurred relative to total estimated costs to completion. Otherwise, revenue for the molds, tools and equipment is recognized at the point in time when the performance obligations are satisfied by transferring of control.

From time to time the Group enters in certain contracts whereby it provides customers with the right to access certain intellectual properties for a defined short period of time. These contracts do not result in additional performance obligations for the Group and have been assessed to result in revenue to be recognized over the time the customer can benefit from the access to the intellectual property.

The normal credit term is 60 to 90 days upon delivery.

Revenue from the sale of products in the Engineering segment

Revenue from the sale of products in the Engineering segment is recognized at the point in time or over the time, as appropriate, based on the specific terms and conditions of the related customer contracts.

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

Engineering’s revenue also includes after-sales services, which mainly consists in the supply of spare parts to customers for machinery and equipment sold, as well as maintenance activity on the machines previously sold. Such revenue is generally recognized at a point in time.

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

Capitalized contract costs are subject to an impairment assessment at each reporting date whenever there is any indication that the asset may be impaired. Impairment losses are recognized in profit or loss.

Government grants

Government grants are recognized when there is reasonable assurance that (i) the Group will comply with all conditions attached to the grant and (ii) the grant will be received. When a grant relates to expense items, it is recognized as income on a systematic basis over the same periods in which the related costs are incurred, ensuring that the grant is matched with the expenditure it is intended to compensate. The Group has chosen to present government grants related to an expense item as other operating income in the income statement. However, in certain cases -when a direct link exists between the grant and the related cost, and offsetting provides a more faithful representation of the underlying transaction- the grant may be netted against the related expense.

When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. The Group has elected to present government grants related to an asset in the statement of financial position as other liabilities. These amounts are released to the income statement within other operating income on a systematic and rational basis over the useful life of the asset they relate to.

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

The Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenue and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments, for the Italian components of the Group only. For the years ended December 31, 2025, 2024 and 2023, IRAP is calculated by applying the ordinary regional rate of 3.9% to the relevant tax base, increased by the additional rate set independently by each Italian region (0.18% for Veneto and 0.92% for Lazio in fiscal year 2025).

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

Deferred tax assets are recognized for all deductible temporary differences, for the carry forward of unused tax credits and for any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

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

In assessing the recoverability of deferred tax assets, management evaluates whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry-forwards are utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

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

Developments costs for the production of new products or parts, as requested by IAS 38 - Intangible Assets, are recognized as intangible assets only if (i) the costs can be measured reliably, (ii) the technical feasibility of completing the asset is demonstrated such that it will be available for use, (iii) the Group has the intention and the ability to complete and use or sell the asset, (iv) the asset is expected to generate future economic benefits, and (v) adequate technical, financial and other resources are available to complete the development and to use or sell the asset.. Capitalized development costs include only those expenses that can be directly attributable to the development process and are amortized on a systematic basis over the estimated useful life of the related product or process, commencing when production starts. The useful life is generally estimated at approximately five years. Research costs are expensed as incurred.

Industrial patents and intellectual property rights, and licenses are valued at purchase or production cost and amortized, if they have a finite life, on a straight-line basis over their estimated useful life, generally between two and ten years.

Other intangible assets mainly relate to the registration of trademarks and have been recognized in accordance with IAS 38 - Intangible Assets, where it is probable that the use of the asset will generate future economic benefits for the Group and where the cost of the asset can be measured reliably. Other intangible assets are measured at cost less any impairment losses and amortized on a straight-line basis over their estimated life, which is generally between two and five years.

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

When significant components of an item of property, plant and equipment are required to be replaced at intervals, the Group depreciates such components separately over their respective useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the related item of property, plant and equipment as a replacement, provided that the recognition criteria are met. All other repair and maintenance costs are recognized in the income statement as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Construction in progress is stated at cost, net of accumulated impairment losses, if any.

The useful lives, estimated by the Group for its various categories of property, plant and equipment, are as follows:

	Biopharmaceutical and Diagnostic Solutions	Engineering	Holding
Buildings	10 to 33 years	10 to 33 years	10 to 33 years
Plant and machinery	4 to 15 years	3 to 10 years	4 to 15 years
Industrial and commercial equipment	3 to 15 years	3 to 10 years	4 to 15 years
Other tangible assets	3 to 12 years	3 to 9 years	4 to 9 years

Changes in the expected useful life considered to modify the depreciation period are treated as changes in accounting estimates.

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

Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets -that is, an asset that necessarily takes a substantial period of time to be made ready for its intended use or sale- are capitalized as part of the cost of that asset. Capitalization begins when expenditures for the asset are incurred, borrowing costs are being incurred, and the activities necessary to prepare the asset for its intended use or sale are in progress. Borrowing costs continue to be capitalized until the asset is substantially ready for its intended operational use.

All other borrowing costs that do not meet the criteria for capitalization are expensed as incurred and presented within in net financial expenses in the consolidated income statement.

Leases

At contract inception the Group assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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

The Group recognizes right of use assets at the commencement date of the lease. Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any remeasurement of the related lease liabilities. The cost of right of use assets comprises: (i) the initial measurement of lease liability; (ii) any lease payments made at or before the commencement date less any lease incentives received; (iii) any initial direct costs and, (iv) restoration costs, where applicable. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the underlying assets.

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include: (i) fixed payments, less any lease incentives receivable, (ii) variable lease payments that depend on an index or a rate, (iii) amounts expected to be payable under residual value guarantees, whether applicable, and (iv) the exercise price of a purchase option, if the Group is reasonably certain to exercise that option. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group uses its incremental borrowing rate, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Each lease payment is allocated between the reduction of the principal liability and interest expense. Interest expense is recognized in the income statement over the lease period using the effective interest rate method.

Non-current assets held for sale

The Group classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (or disposal group), excluding finance costs and income tax expense.

The criteria for the classification as held for sale are considered to be met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. The actions required to complete the sale must indicate that it is unlikely that significant changes to the plan will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale is expected to be completed within one year from the date of the classification.

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

Allowances for obsolete and slow-moving inventories are calculated for materials and finished products, taking into account their expected future use and realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Current financial assets include trade receivables, derivative financial instruments, other current financial assets and cash and cash equivalents. Investments and other financial assets include other securities, derivative financial instruments and non-current financial assets. Financial liabilities include debt and borrowings from banks, trade payables and other financial liabilities, which mainly include derivative financial instruments.

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

Trade receivables are stated at amortized cost and are measured in accordance with the impairment model introduced by IFRS 9. Under this model, the Group recognizes a loss allowance based on lifetime Expected Credit Losses (ECLs) at each reporting date, determined with reference to historical credit loss experience, adjusted for forward-looking information specific to the debtors and the economic environment. Trade receivables are presented in the statement of financial position net of the relevant credit loss allowance. Impairment losses recognized under IFRS 9 (including reversals of impairment losses or impairment gains) are recorded in the consolidated income statement within the line item Selling and marketing expenses.

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

Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedging relationship, as appropriate.

All financial liabilities are initially measured at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, loans and borrowings (including bank overdrafts), and derivative financial instruments.

For subsequent measurement purposes, financial liabilities are classified as financial liabilities at fair value through profit or loss or as financial liabilities at amortized cost (loans and borrowings).

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit or loss. The Group has not designated any financial liability as at fair value through profit or loss.

Financial liabilities measured at amortized cost represent the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the Effective Interest Rate (EIR) method. Gains and losses are recognized in profit or loss upon the derecognition of the liabilities, as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The amortization calculated using the EIR method is included as interest expense in the income statement.

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires.

Borrowings are classified among current liabilities, unless the Group has an unconditional right to defer settlement for at least twelve months after the reporting date.

Derivatives

Derivative financial instruments are accounted for in accordance with IFRS 9. At the inception of the contract, derivative instruments are initially measured at fair value and recognized as financial assets at FVTPL when the fair value is positive, or as financial liabilities at FVTPL when the fair value is negative.

When a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows or highly probable forecasted transactions, the effective portion of the gain or loss on the hedging instrument is recognized in OCI in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement. The Group uses Interest Rate Swap (IRS) contracts and commodity swaps to hedge its exposure to interest rate risk on loans and to commodity price risks, respectively. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.

The Group uses forward currency and collar contracts to hedge its exposure to foreign currency risk arising from forecast transactions and firm commitments. The ineffective portion is recognized in financial income or expenses.

The Group designates only the spot component of forward contracts as a hedging instrument. forward points are formally excluded from the hedging relationship and accounted for as cost of hedging. The forward element is recognized in OCI and accumulated in a separate component of equity under Cost of Hedging Reserve. Amounts accumulated in OCI is reclassified to the income statement upon settlement of the derivative instrument.

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

Equity

Retained earnings and other reserves include undistributed earnings of the Group, the cumulative amount of items recognized in other comprehensive income (such as actuarial gains and losses, cash-flow hedge reserves, and similar items) as well as other reserves (including translation differences). Dividends are deducted from equity when they are approved by the shareholders.

Non-controlling interests represent the portion of the net assets and net profit of a consolidated entity that is not attributable to the Group, either directly or indirectly.

Provisions

Provisions for risks are recognized when (i) the Group has a present obligation, legal or constructive, as a result of a past event; (ii) it is probable that the outflow of resources will be required to settle the obligation; and (iii) the amount of the obligation can be reliably estimated. Provisions are determined based on management's best estimate, taking into account the facts and circumstances, historical experience and the information available at the reporting date. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, only when the reimbursement is virtually certain. Where the effect of the time value of money is material and the timing of the outflow can be reasonably estimated, provisions are measured at the present value of the expected expenditure, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense. Contingent liabilities for which the likelihood of an outflow of resources is remote are disclosed in the notes but are not recognized as provisions.

Employee benefits

Employee severance indemnity, which is mandatory for Italian companies pursuant to Article 2120 of the Italian Civil Code, represents deferred compensation and is based on the employees' years of service and the compensation earned by the employee during the service period. In accordance with IAS 19 - Employee Benefits, the employee severance indemnity is classified as “Defined benefit plan”, and the related liability recognized in the statement of financial position under Employees benefits is determined on the basis of actuarial valuations.

The remeasurements of actuarial gains and losses are recognized in other components of the Consolidated statements of comprehensive income.

Effective January 1, 2007, Italian Law gave employees the choice to direct their accruing employee severance indemnity either to supplementary pension funds or leave it as an obligation of the Company. Companies employing at least 50 employees are required to transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Accordingly, the Group's obligation to INPS and contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following components of changes in the net defined benefit obligation:

-
the service cost, which is recognized in the consolidated income statement by function and included in the relevant line items (Cost of sales, Selling and marketing expenses, Research and development expenses, General and administrative expenses);
-
the net interest on the defined benefit liability, which is recognized in the consolidated income statement as net financial income/ (expenses), and is determined by multiplying the net liability/ (asset) by the discount rate, taking into account the effect of contributions and benefit payments made during the year;
-
the remeasurement components of the net defined obligations, including actuarial gains and losses and any change in the effect of the asset ceiling, which are recognized immediately in other comprehensive income/ (loss).

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

The cost of equity-settled share-based transactions is measured by reference to the fair value at the grant date. Service and non-market performance conditions are not taken into account when estimating the grant date fair value of awards; instead, the likelihood of the conditions being satisfied is considered in the Company’s best estimate of the number of equity instruments expected to vest. Market performance conditions, if any, are incorporated into the grant date fair value of the awards.

The fair value of awards which are conditional only on a recipient’s continued service with the Company is measured using the share price at the grant date, adjusted for the present value of future expected dividends which employees are not entitled to receive during the vesting period.

That cost of equity-settled transaction is recognized in employee benefits expense, with a corresponding increase in an equity reserve, over the period in which the service and, where applicable, the performance conditions are satisfied (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments expected to vest. The expense or credit recognized in the income statement for a given period represents the movement in cumulative expense recognized between the beginning and end of that period.

At each reporting date, the Group revises the assumptions about the number of equity instruments expected to be vest and recognizes the effect of any changes in the estimates in the income statement, with a corresponding adjustment to equity.

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

Significant judgements and estimates

The consolidated financial statements are prepared in accordance with IFRS which require management’s use of judgments, estimates and assumptions that may affect the carrying amount of assets, liabilities, income and expenses in the financial statements, as well as the disclosures in the notes concerning contingent assets and liabilities at the reporting date.

Uncertainty surrounding these assumptions and estimates might lead to results that require a material adjustment to carrying amounts of assets or liabilities in future periods.

Estimates are based on historical experience and other relevant factors. The resulting accounting estimates could differ from the related actual results. Estimates are reviewed periodically, with the effects of any changes recognized in the consolidated income statement or in the consolidated statement of comprehensive income in the period in which the change occurs.

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

Key sources of estimation uncertainty

Revenue Recognition

The Group operates in multiple jurisdictions and assesses whether contracts with customers give rise to an enforceable right to consideration for the performance completed, based on a legal assessment of the relevant contracts and other sources of enforceable rights and obligations (including applicable. local regulations). As it regards revenue from contracts with customers for contract work and contract assets and liabilities, application of the cost-to-cost method requires a prior estimate of the entire lifetime costs of individual projects, updating them at each reporting date. This requires assumptions, which can be affected by multiple factors, such as the time over which some projects are developed, their high level of technology and innovative content, the possible presence of price variations and revisions, and machinery performance guarantees, including an estimate of contractual risks, where applicable. These facts and circumstances make it difficult to estimate the costs to complete the projects and, consequently, to estimate the value of contract work in progress at the reporting date.

The Group estimates variable consideration to be included in the transaction price for the sale of products subject to rights of return and volume rebates. Expected returns are estimated based on historical return data, which are used to derive expected return percentages. These percentages are applied to determine the expected value of the variable consideration.

Recoverable amount of goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units on which it is allocated and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. The value in use is determined using the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash-generating units, including a sensitivity analysis, are detailed in the Note 16. For the years ended December 31, 2025, 2024 and 2023 no impairments were recorded.

Use of estimates

Employee benefit liabilities

Employee benefit liabilities: employee benefits, especially the provision for employee severance indemnities and other long term incentives, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Leases

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right of use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating). The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease, if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination.

Expected credit losses of trade receivables and contract assets

The Group uses a simplified approach (lifetime ECL model) in calculating expected credit losses for trade receivables and contract assets. Accordingly, the loss allowance is measured at initial recognition and throughout the life of the asset at an amount equal to lifetime ECL. The Group adjusts its historical credit loss experience using forward-looking information. At each reporting date, historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is an estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Income tax expense (current and deferred)

The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. Calculation of taxes on a global scale requires the use of estimates and assumptions based on the information available at the reporting date. The deferred tax assets realization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carried forwards can be utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment; accordingly, different estimates may have a significant impact on the outcome of the analysis.

Share-based compensation

The Group accounts for its equity incentive plan in accordance with IFRS 2 - Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards requires the use of subjective assumptions, including the dividend yield, the probability that the Group will achieve the performance targets and expected employee turnover. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized is sensitive to, and may be affected by, the significant assumptions and estimates used.

3. Changes in accounting policies and disclosures

New accounting standards

The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented, with the exception of the new standards and interpretations that are effective for reporting periods beginning on January 1, 2025, described below.

New standards and amendments effective from January 1, 2025

The following new standards and amendments effective from January 1, 2025 were adopted by the Group for the first time in 2025 and did not have a material impact on these Consolidated Financial Statements.

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments became effective on or after January 1, 2025.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2026 or subsequent years are listed below. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies' financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible. The Group is currently assessing the potential impact from the adoption of IFRS 18 on its consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments-Disclosure, with the aim to settle financial liabilities using an electronic payment system and to assess contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features. They also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, but early adoption is possible. The Group is currently assessing the impacts from the adoption of this standard.

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

4. Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. The only change in the scope of consolidation for the year ended December 31, 2025 compared to previous periods presented is related to the inclusion of Stevanato India Private Limited, incorporated on February 23, 2025.

The Group’s scope of consolidation at December 31, 2025 and 2024 is as follows:

Subsidiaries

The consolidated financial statements of the Group include the following companies controlled by the parent company Stevanato Group S.p.A. directly or indirectly through the subsidiaries Stevanato Group International a.s., Balda Medical GmbH and Spami S.r.l.:

				% equity interest
Name	Segment	Description	Country of incorporation	2025	2024
Nuova Ompi S.r.l.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	100%	100%
Perugini S.r.l. (*)	Engineering	Production of consumables and mechanical components for industrial machines	Italy	_	100%
Stevanato Group International a.s.	Holding	Service/ Subholding company	Slovakia	100%	100%
Medical Glass a.s.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Slovakia	99.74%	99.74%
Ompi N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Mexico	100%	100%
Ompi of America inc.	Biopharmaceutical and Diagnostic Solutions	Production and sale of drug containment solutions and analytical services	USA	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Brazil	100%	100%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	China	100%	100%
Stevanato Group Denmark A/S	Engineering	Production plant and machinery	Denmark	100%	100%
Medirio SA en liquidation	Biopharmaceutical and Diagnostic Solutions	Research and development	Switzerland	100%	100%
Balda Medical Gmbh	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions and DDS	Germany	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	USA	100%	100%
Balda Precision Inc.	Biopharmaceutical and Diagnostic Solutions	Production metal components	USA	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	Japan	100%	100%
Stevanato India Private Limited	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	India	100%	_

(*) The merger of Perugini S.r.l. into Spami S.r.l. was completed and effective on January 1, 2025.

Non-controlling interests

The equity and the net profit attributable to non-controlling interests at December 31, 2025 related to Medical Glass a.s. in which the Group holds a 99.74% interest. For further details refer to Note 35.

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
-
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting). The Engineering Segment designs, develops and produces equipment and machinery for our internal use and for external customers. The Group assembles equipment and machinery and develops the software necessary for its functioning in addition to working closely with the customers to install the machinery and equipment in their production sites, ensuring they are correctly calibrated and properly functioning. The after-sales services mainly consist in the provision of spare parts for our machinery and equipment as well as maintenance activity on the machines sold.

The operating segments described above are also identified as reportable segments.

	For the year ended December 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	1,038,174	148,108	1,186,282	—	1,186,282
Inter-segment	2,163	132,901	135,064	(135,064)	—
Total revenue	1,040,337	281,009	1,321,346	(135,064)	1,186,282
Cost of sales	712,187	249,992	962,179	(119,773)	842,406
Gross Profit	328,150	31,017	359,167	(15,291)	343,876

Other operating income	8,434	—	8,434	(190)	8,244
Selling and marketing expenses	23,568	2,691	26,259	1,960	28,219
Research and development expenses	19,585	5,978	25,563	(127)	25,436
General and administrative expenses	73,005	13,019	86,024	13,640	99,664
Operating Profit	220,426	9,329	229,755	(30,954)	198,801

of which amortization and depreciation and impairment of PPE	84,687	3,484	88,171	394	88,565

	For the year ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	933,742	170,294	1,104,036	—	1,104,036
Inter-segment	4,037	187,342	191,379	(191,379)	—
Total revenue	937,779	357,636	1,295,415	(191,379)	1,104,036
Cost of sales	668,997	301,466	970,463	(168,746)	801,717
Gross Profit	268,782	56,170	324,952	(22,633)	302,319

Other operating income	8,926	108	9,034	57	9,091
Selling and marketing expenses	20,847	3,591	24,438	415	24,853
Research and development expenses	23,292	7,308	30,600	1,068	31,668
General and administrative expenses	67,933	12,284	80,217	13,530	93,747
Operating Profit	165,636	33,095	198,731	(37,589)	161,142

of which amortization and depreciation and impairment of PPE	75,747	3,808	79,555	1,097	80,652

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	879,288	206,066	1,085,354	—	1,085,354
Inter-segment	2,049	166,741	168,790	(168,790)	—
Total revenue	881,337	372,807	1,254,144	(168,790)	1,085,354
Cost of sales	591,107	294,550	885,657	(140,196)	745,461
Gross Profit	290,230	78,257	368,487	(28,594)	339,893

Other operating income	10,630	16	10,646	(223)	10,423
Selling and marketing expenses	20,970	3,948	24,918	60	24,978
Research and development expenses	27,653	7,420	35,073	599	35,672
General and administrative expenses	64,658	13,290	77,948	10,998	88,946
Operating Profit	187,579	53,615	241,194	(40,474)	200,720

of which amortization and depreciation and impairment of PPE	75,320	3,821	79,141	(661)	78,480

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

The reconciliation from total segments operating profit to consolidated profit before tax is as follows:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Segments Operating Profit	229,755	198,731	241,194
Finance income	12,971	13,495	6,763
Finance expense	22,666	14,349	17,930
Inter-segment elimination and unallocated items	(30,954)	(37,589)	(40,474)
Profit Before Tax	189,106	160,288	189,553

For the year ended December 31, 2025, the Group served a customer who constituted 12.0% of consolidated revenue, equal to approximately EUR 142.7 million, realized in the Biopharmaceutical and Diagnostic Solutions segment.

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

6. Revenue from contract with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the year ended December 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	546,374	—	546,374
Revenue from other containment and delivery solutions	491,800	—	491,800
Revenue from engineering	—	148,108	148,108
Total revenue from contracts with customers	1,038,174	148,108	1,186,282

Geographical markets
EMEA	585,194	105,148	690,342
APAC	87,715	13,764	101,479
North America	335,404	26,658	362,062
South America	29,861	2,538	32,399
Total revenue from contracts with customers	1,038,174	148,108	1,186,282

Timing of revenue recognition
Goods and services transferred at a point in time	1,008,476	26,751	1,035,227
Goods and services transferred over time	29,698	121,357	151,055
Total revenue from contracts with customers	1,038,174	148,108	1,186,282

	For the year ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	422,351	—	422,351
Revenue from other containment and delivery solutions	511,391	—	511,391
Revenue from engineering	—	170,294	170,294
Total revenue from contracts with customers	933,742	170,294	1,104,036

Geographical markets
EMEA	556,324	111,506	667,830
APAC	83,293	12,942	96,235
North America	267,520	41,429	308,948
South America	26,605	4,417	31,022
Total revenue from contracts with customers	933,742	170,294	1,104,036

Timing of revenue recognition
Goods and services transferred at a point in time	895,157	23,890	919,047
Goods and services transferred over time	38,585	146,404	184,989
Total revenue from contracts with customers	933,742	170,294	1,104,036

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods or service
Revenue from high-value solutions	366,433	—	366,433
Revenue from other containment and delivery solutions	512,855	—	512,855
Revenue from engineering	—	206,066	206,066
Total revenue from contracts with customers	879,288	206,066	1,085,354

Geographical markets
EMEA	523,681	110,366	634,047
APAC	76,436	26,465	102,901
North America	253,870	63,666	317,536
South America	25,301	5,569	30,870
Total revenue from contracts with customers	879,288	206,066	1,085,354

Timing of revenue recognition
Goods and services transferred at a point in time	861,551	16,235	877,786
Goods and services transferred over time	17,737	189,831	207,568
Total revenue from contracts with customers	879,288	206,066	1,085,354

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

Revenues generated in Italy, which is the Group’s country of domicile, amounted to EUR 93,334 thousand for the year ended December 31, 2025 (EUR 72,065 thousand for 2024 and EUR 77,839 thousand for 2023).

Contract balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Trade receivables	302,688	295,951
Contract assets	180,459	168,515
Contract liabilities	(10,414)	(16,545)
Advances from customers	(33,425)	(16,622)
Non-current advances from customers	(98,848)	(44,046)

The contract assets mainly relate to the Group’s right to consideration from construction contracts not yet invoiced at the reporting date. The amounts recognized as contract assets are reclassified to trade receivable when the Group obtains an unconditional right to consideration.

Revenue recognized in the current reporting period which relates to carried-forward contract liabilities amounts to EUR 13,959 thousand in 2025 (respectively EUR 22,306 thousand in 2024 and EUR 14,847 thousand in 2023).

7. Cost of sales

Cost of sales is detailed as follows:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Cost of materials	391,937	427,800	381,141
Direct industrial labor	173,802	153,174	150,036
Indirect industrial labor	84,466	82,501	72,229
Industrial depreciation and amortization	74,783	65,176	64,700
Impairment of PPE	1,221	2,616	—
Other costs of sales	116,197	70,450	77,355
Total Cost of sales	842,406	801,717	745,461

Cost of sales primarily consists of raw materials, components, direct and indirect labor, and other production and distribution costs incurred in the manufacture and delivery of our products and services. Cost of sales also includes depreciation and amortization of EUR 74,783 thousand (respectively EUR 65,176 thousand in 2024 and EUR 64,700 thousand in 2023) as well as industrial capitalized costs related to machinery and equipment built internally within the Group, subcontracting activities and industrial overheads. For the year ended December 31, 2025, cost of sales included an impairment loss of EUR 1,221 thousand associated with (i) machinery that has been retired from active use in our production processes and (ii) a project previously classified within assets under construction that will no longer be carried forward. For the year ended December 31, 2024, cost of sales included an impairment loss of EUR 2,616 thousand resulting from the write-down of a facility in Zhangjiagang, China, to its estimated recoverable amount.

In 2025, the Group reassessed the expected useful life of certain injection molding machinery used in the production of plastic parts taking into consideration the elapsed life of the assets, factors affecting their useful life, production cycles, and technical and functional obsolescence. Based on a technical appraisal, the expected useful lives for the injection molding machines were extended from a range of 6 to 11 years, depending on the specific asset, to 12 years. The change in expected useful lives was accounted for as a change in accounting estimate starting from January 1, 2025. The resulting reduction in depreciation expense for the year ended 2025 was approximately EUR 2.5 million. In addition, in the second quarter 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the limited impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Effective April 1, 2024, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-fill® production were extended from 6.7 years to 15 years and 12 years, respectively, resulting in an estimated reduction in depreciation expense of approximately EUR 14.5 million in 2024 and approximately EUR 4.5 million in 2025.

For the year ended December 31, 2023, cost of sales benefited from EUR 2,886 thousand granted by the Italian government to help businesses offset the significant rise in utilities costs. The grants, which subsidized the price increases from electricity and natural gas consumed during the period, were in effect through the second quarter of 2023.

8. Other operating income

Other operating income for the year ended December 31, 2025 amounted to EUR 8,244 thousand (respectively EUR 9,091 thousand in 2024 and EUR 10,423 thousand in 2023), relating mainly to (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the significant risks and benefits, (ii) certain insurance refunds, (iii) government grants, (iv) lease income, and (v) certain cost recharges. Based on the assessment performed, the Group does not consider these transactions to be part of its ordinary revenue generating activities.

9. Expenses

Expenses are detailed as follows:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Selling and marketing expenses	28,219	24,853	24,978
Research and development expenses	25,436	31,668	35,672
General and administrative expenses	99,664	93,747	88,946
Total Expenses	153,319	150,268	149,596

Selling and marketing expenses are mainly related to personnel expenses for the sales organizations, business development and events costs, travel expenses and other marketing strategic consultancy. They also include net accruals to the provision for bad and doubtful debts for EUR 665 thousand (respectively EUR 65 thousand net accrual in 2024 and EUR 682 thousand net accrual in 2023).

Research and development expenses include costs incurred for research and development activities to support the innovation of our products and components.

General and administrative expenses consist mainly of personnel expenses for administrative functions, consulting fee, directors' compensation, insurance costs (such as Directors & Officers insurance), IT expenses (including software licenses) and rental fees.

10. Other information by nature

The breakdown of the Selling and marketing, Research and development and General and administrative expenses by nature is as follows:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Personnel	73,011	73,340	63,939
Other costs and incomes	67,082	64,003	71,195
Depreciation and amortization	12,561	12,860	13,780
Expected credit losses	665	65	682
Total expenses	153,319	150,268	149,596

Depreciation and amortization and impairment of property, plant and equipment (PPE) can be broken down as follows:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Cost of sales	76,004	67,792	64,700
Selling and marketing expenses	556	592	700
Research and development expenses	3,739	3,391	4,754
General and administrative expenses	8,266	8,877	8,326
Total depreciation & amortization and impairment of PPE	88,565	80,652	78,480

For further details on amortization and depreciation as well as impairment of PPE for the years ended December 31, 2025 and 2024, reference should be made to the movements in property, plant and equipment, intangible assets and right of use assets (Notes 17 - 18 - 34).

11. Finance income

Finance income is as follows:

	For the years ended December 31,
	2025	2024	2023
	(EUR thousand)
Interest income from bank deposits	869	1,723	792
Income from financial discounts	12	57	18
Gain on the sale of financial assets - investments FVTPL	26	—	—
Interest income rent to buy	161	—	—
Other financial income	28	55	180
Foreign currency exchange rate gains - Net	—	9,484	—
Derivatives fair value gain	11,605	1,487	5,703
Other fair value adjustments	270	689	70
Total finance income	12,971	13,495	6,763

12. Finance expense

Finance expense is as follows:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Interest on debts and borrowings	5,621	6,105	3,734
Financial discounts and other expenses	72	539	138
Interest on lease liabilities	862	759	581
Financial component IAS 19	280	270	268
Foreign currency exchange losses - Net	15,722	—	9,921
Derivatives fair value loss	95	6,191	3,086
Other fair value adjustments	14	485	202
Total finance expense	22,666	14,349	17,930

Finance expenses include bank interest on the Group’s financial debt (calculated using the effective interest method) and interest on lease liabilities, representing the portion of financial expenses accrued during the reporting period and recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences consist of realized and unrealized gains and losses arising from transactions denominated in currencies other than the functional currency of the Group. On a net basis, foreign exchange differences resulted in a net loss of EUR 15,722 thousand for the year ended December 31, 2025, a net gain of EUR 9,484 thousand for the year ended December 31, 2024, a net loss of EUR 9,921 thousand for the year ended December, 31 2023. On a gross basis, foreign exchange gains and losses amounted to EUR 16,022 thousand and EUR 31,744 thousand in 2025, EUR 18,315 thousand and EUR 8,831 thousand in 2024, and EUR 13,487 thousand and EUR 23,408 thousand in 2023, respectively.

Derivatives fair value gains and derivatives fair value losses include changes in the fair values of foreign currency forward contracts that are not designated in hedge accounting relationships, as well as the ineffective portion of changes in the fair value of foreign currency forward contracts that are designated as cash flow hedges.

13. Employee benefits expense

Employee benefits expense is detailed as follows:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Included in Cost of sales:
Wages and salaries	204,705	186,833	175,090
Social security costs	42,425	41,364	40,025
Pension costs	11,030	7,346	7,036
Share-based payment expense	108	132	113
Included in Selling and Marketing expenses:
Wages and salaries	16,431	13,504	12,423
Social security costs	2,575	2,590	2,442
Pension costs	464	409	390
Share-based payment expense	230	427	57
Included in Research and Development expenses:
Wages and salaries	12,668	16,352	14,430
Social security costs	1,968	2,101	1,862
Pension costs	492	679	466
Share-based payment expense	38	(46)	167
Included in General and Administrative expenses:
Wages and salaries	30,287	29,487	24,518
Social security costs	6,320	5,299	4,846
Pension costs	1,154	1,116	699
Share-based payment expense	384	1,422	1,639
Total employee benefits expense	331,279	309,015	286,203

The average size of the Group's workforce during the year is as follows:

	For the year ended December 31,
	2025	2024	2023
Executives	77	80	70
Managers	244	220	211
Employees	5,474	5,282	5,260
Total Workforce	5,795	5,582	5,541

14. Income tax

Income tax expense is as follows:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Current income tax:
Current taxes	58,369	58,572	62,610
Prior years taxes	796	(841)	(1,932)
Deferred tax:
Deferred taxes	(9,890)	(15,209)	(16,815)
Income tax expense reported in the statement of profit or loss	49,275	42,522	43,863

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Deferred tax related to items recognized in OCI during in the year:
Gains/(losses) from remeasurement of employee of defined benefit plans and of agent termination plans	(78)	(7)	15
Change in the fair value of hedging instruments	(380)	1,119	932
Deferred tax charged to OCI	(458)	1,112	947

The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated by applying the Italian statutory corporate tax rate to profit before tax.

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Accounting profit before tax	189,106	160,288	189,553
Statutory income tax rate of 27.9%	52,761	44,720	52,885
Prior years taxes	796	(841)	(1,932)
DTA not recognized on tax losses carry-forward for the current fiscal year	3,989	1,770	1,854
DTA recognized on tax losses carry-forward from previous years	—	(1,272)	(2,810)
Tax effect on distributed dividends	336	507	827
Tax grants/not taxable items	(1,767)	(2,774)	(5,097)
Different foreign tax rate effect	(335)	412	(2,244)
DTA/DTL effect previous years	—	—	380
Other consolidation effects	(577)	—	—
Change of notional rate	(5,928)	—	—
At the effective income tax rate of 26.1% (26.5% in 2024, 23.1% in 2023)	49,275	42,522	43,863
Income tax expense reported in the income statement	49,275	42,522	43,863

The Group's effective tax rate for the year ended December 31, 2025, decreased to 26.1% compared to 26.5% for the year ended December 31, 2024. The decrease is mainly attributable to our Italian legal entity, Nuova Ompi S.r.l., which met the requirements to qualify for a tax incentive known as “IRES premiale”. This incentive provides for a 4% reduction in the Italian statutory corporate income tax rate for fiscal year 2025 only, subject to the fulfillment of certain requirements, including investments in new equipment and increases in the labor force; regional income tax (IRAP) is not affected. This favorable impact was largely offset by a lower level of deferred tax benefits on net operating losses recognized during the year, as well as the downward remeasurement of deferred tax assets in our German subsidiary to reflect the new notional corporate income tax rate applicable in that jurisdiction.

Unrecognized tax losses at December 31, 2025 and at December 31, 2024 amounted to EUR 27,466 thousand and EUR 10,488 thousand respectively. No deferred tax assets have been recognized in respect of these tax losses, as it is not probable that sufficient future taxable profit will be available against which the Group can utilize such losses.

The breakdown on the timing of tax losses carry-forwards is as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Timing of unrecognized tax losses carry-forwards
Unlimited	27,466	10,488
Total unrecognized tax losses	27,466	10,488

The change in unrecognized tax losses was related to an increase in tax losses in the U.S. subsidiary Balda C. Brewer and Stevanato Group Denmark.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 is as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Property, plant and equipment	42,069	40,176
Intangible assets	4,520	2,874
Tax losses carry forward	37,598	41,175
Contract balances	(7,748)	(11,485)
Expected credit losses	1,551	1,590
Inventory	4,648	4,761
Accruals for returns, warranty, other risks	2,793	2,715
Accruals	2,303	1,877
Other effects	2,073	(2,059)
Lease liabilities	3,118	4,781
Right of use assets	(2,389)	(4,033)
Derivatives	77	412
Deferred tax assets, net	90,613	82,784
Reflected in the statement of financial position as follows:
Deferred tax assets	103,872	95,344
Deferred tax liabilities	(13,259)	(12,560)
Deferred tax assets, net	90,613	82,784

Deferred tax assets and liabilities are recognized for all temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, in accordance with IAS 12, and are measured using the tax rates expected to apply when such temporary differences reverse, based on tax laws enacted or substantively enacted at the reporting date.

With reference to Deferred Tax Assets (DTA) on net operating tax loss (“NOL”) carryforwards, at December 31, 2025 the Group recognized DTA on NOL of EUR 37,598 thousand, attributable to various subsidiaries located in different jurisdictions (primarily Germany, the U.S., Denmark and Brazil).

The Group believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in all jurisdictions. As part of its recoverability assessment, the Group has taken into account (i) the most recent forecasts approved by management, (ii) the likelihood that the factors contributing to past losses in some jurisdictions will not recur, (iii), the expected future reversal of existing taxable temporary differences,

(iv) the legal right to carryforward and utilize tax losses without time limitation (although certain jurisdictions may impose restrictions on the annual amount of losses that can be utilized).

The Group has applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

On December 28, 2023, the government of Italy, where the parent company is incorporated for tax purposes, enacted the Pillar Two income taxes legislation effective from January 1, 2024 (see Legislative Decree no. 209/2023 and the subsequent Ministerial Decrees, hereinafter “the Italian Pillar Two rules”). According to the Italian Pillar Two rules, Stevanato Holding S.r.l. qualifies as the ultimate parent entity (“UPE”) for Pillar Two purposes, as it consolidates Stevanato Group S.p.A. on a line-by-line basis. As a consequence, the Pillar Two perimeter would be identified with that of the Consolidated Financial Statements of Stevanato Holding S.r.l., including all the entities which are consolidated on a line-by-line basis. As the UPE, Stevanato Holding S.r.l. will be in charge of the calculation of the jurisdictional effective tax rate according to the Pillar Two Rules. Stevanato Holding S.r.l. directly holds only the controlling participation in Stevanato Group S.p.A. with a 73.73% stake. Due to the apportionment of the profit rights related to the treasury shares held by Stevanato Group S.p.A., according to Article no. 2357-ter of the Italian Civil Code, the profit rights held by Stevanato Holding S.r.l. equals 81.79% based on the number of shares owned by Stevanato Holding S.r.l. over the total amount of the shares with rights to profits. As a consequence, Stevanato Group S.p.A. is a Constituent Entity for Pillar Two purposes.

Under the Italian Pillar Two rules, the UPE will be generally required to pay, in Italy, a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance to the Italian Pillar Two rules) of less than 15%. The group has performed a preliminary assessment of the “Transitional Safe Harbours” for Pillar Two purposes ("TSH") on the basis of the OECD rules on “Safe Harbour and Penalty Relief” issued on December 20, 2022 (and the subsequent Administrative Guidance), which are intended as “qualifying international agreement on safe harbours” for the purposes of the EU Directive n. 2523/2022 (art. 32) and the Italian Pillar Two rules. This preliminary assessment is based on the Group’s accounting data for the fiscal year 2025 as reported from the Group entities in the consolidation process, before making any adjustments that would eliminate income or expense attributable to intra-group transactions.

Based on fiscal year 2025 financial data, the only jurisdiction in which a potential exposure to top-up-tax may exist is China, as no TSH test would be met. However, since the effective tax rate calculated for TSH purposes is close to 15%, no significant impact in terms of potential top up tax is expected. For the sake of completeness, we highlight that China has not implemented a local Qualified Domestic Top up Tax within their domestic legislation for fiscal year 2025. This preliminary assessment has been performed considering a number of technical positions based on the content of the TSH rules and other guidelines currently available. In this regard, considering the lack of specific interpretations and explanations by the OECD, the EU Directive, the Italian law, such technical positions shall be confirmed once the expected clarifications will be provided at OECD, EU and domestic level.

The Group continues to assess the impact of the Pillar Two and other comparable legislation (including the recent Side-by-Side Package) on its future financial performance and is actively managing mandatory compliance requirements in the jurisdictions in which its entities operate.

The reconciliation of net deferred tax assets is as follows:

	2025	2024
	(EUR thousand)
As of January 1	82,784	66,627
Tax expense during the period recognized in profit or loss	9,890	15,209
Tax income/(expense) during the period recognized in OCI	(458)	1,112
Other effects	(1,603)	(164)
As at December 31	90,613	82,784

The other effects movement includes foreign exchange differences, prior year taxes adjustments related to deferred tax assets and other minor reclassifications.

15. Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares issued, net of the treasury shares held by the Group.

The weighted average number of shares for diluted earnings per share was adjusted to reflect the dilutive effect of potential shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 29 for further details on the share-based incentive plans).

The following table sets forth the income and share data used in the calculation of basic and diluted EPS:

	At December 31,	At December 31,	At December 31,
	2025	2024	2023

Profit attributable to ordinary equity holders of the parent (in EUR thousand)	139,839	117,778	145,631

Weighted average number of ordinary shares for basic EPS	272,952,877	271,136,204	264,951,368
Effects of dilution from share-based incentive plans	5,073	13,785	20,899
Effects of dilution from remuneration in shares	1,496	2,508	5,281
Weighted average number of ordinary shares adjusted for the effect of dilution	272,959,446	271,152,497	264,977,547

	2025	2024	2023
Basic earnings per common share (in EUR)	0.51	0.43	0.55
Diluted earnings per common share (in EUR)	0.51	0.43	0.55

16. Goodwill

In accordance with IAS 36 - Impairment of assets, Goodwill is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired.

The impairment test of goodwill is performed at the level of the group of cash-generating units (“CGUs”) corresponding to the operating segments (refer to Note 5), which represent the lowest level at which goodwill is monitored and performance is assessed.

For the purpose of impairment testing, goodwill is allocated as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Biopharmaceutical and Diagnostic Solutions	31,805	31,805
Engineering Systems	18,178	18,178
Total Goodwill	49,983	49,983

The objective of the impairment test is to compare the recoverable amount of each CGU with its corresponding carrying amount of net assets including goodwill. The recoverable amount is defined as the higher of an asset’s fair value less costs to sell and its value in use. The Group determines the value in use of the CGU to which the goodwill has been allocated as the present value of the future cash flows expected to arise from the continued use of the assets; accordingly, cash flows arising from extraordinary events are therefore excluded.

The impairment test is performed every year at year end.

The value in use has been determined using the Discounted Cash Flow ("DCF") method applied through a two-stage approach: (i) an explicit forecast period corresponding to the business plan for the years 2026-2029, and (ii) a terminal value period based on inertial assumptions for the years beyond 2029. The explicit forecast period reflects the time horizon covered by the plans prepared by management and approved by the Board of Directors on August 4, 2025, incorporating realistic assumptions based on the information available at the reporting date, including macroeconomic indicators and geo-political trends.

The principal assumptions adopted by management in preparing the projections mainly relate to a growth in product volumes and changes in product mix, the shift toward high-value solutions, the expansion of the SG EZ-fill® industrial footprint to address customer proximity and reshoring needs, the completion of the development of the DDS proprietary product portfolio and development of CDMO opportunities, and the continuation of business optimization initiatives in Engineering. The volumes and sales mix used in estimating future cash flows are based on assumptions considered reasonable and sustainable and represent management's best estimate of expected market conditions for the CGUs over the period considered.

The terminal growth rates applied to project cash flows beyond the explicit planning period (2026–2029) have been set at 2.5% for the BDS segment and 1.0% for the Engineering segment, consistent with the respective long‑term market growth trends.

The cash flows and discount rate have been determined net of tax. Future cash flows are discounted using the weighted average cost of capital (WACC), which has been estimated at 8.0% for BDS and 9.0% for Engineering. These rates reflect differences in risk profiles, capital structures, and market parameters. The calculation considers the risk‑free rate derived from the 10‑year EUR swap, a country‑weighted equity risk premium aligned with the geographic distribution of expected revenues, levered betas based on comparable listed companies, a size‑related specific risk premium, and the Group’s cost of debt. Both discount rates also include an additional 1.0% execution risk premium, reflecting the uncertainty associated with the full achievement of business plan targets. The discount rates used in the previous year were respectively 7.4% for BDS and 6.7% for Engineering.

The results obtained through the discounted cash flow method were subjected to a sensitivity analysis to assess their robustness under reasonable changes in key assumptions. The variables tested included: (i) the WACC (ranging from 7.0% to 9.0% for BDS and from 8.0% to 10.0% for Engineering), (ii) the long-term growth rate (between 0%-4% for the BDS and between 0%-2.5% for Engineering) and (iii) the EBITDA at continuing value (between -20% and +20%). Across all scenarios, the sensitivity analysis confirmed that no impairment indicators arise.

Finally, the discount rate and the change in the forecast EBITDA at continuing value have been assessed to determine the breakeven point at which the value in use would equal the carrying amount of the net assets of each CGU. For the BDS CGU, the breakeven would occur with a WACC of 14.8% or, alternatively, with an average reduction of 14.8% in the EBITDA margin applied to the continuing value, all else being equal. For the Engineering CGU, the breakeven levels correspond to a WACC of 16.8% and a reduction of 8.8% in the EBITDA margin at a continuing value.

The impairment test for the goodwill did not result in any need for impairment.

17. Intangible assets

Changes in intangible assets are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible assets in process and advances	Other intangible assets	Total
	(EUR thousand)
Cost
At January 1, 2024	16,057	30,550	25,890	6,056	12,218	90,771
Additions	—	397	165	10,408	—	10,970
Reclassifications	—	723	—	(723)	—	—
Exchange differences	(8)	(137)	51	(16)	317	207
At December 31, 2024	16,049	31,533	26,106	15,725	12,535	101,948
Additions	—	11	97	11,168	—	11,276
Disposals	—	(71)	—	—	—	(71)
Reclassifications	10,457	3,913	—	(14,370)	—	—
Exchange differences	(24)	(52)	(116)	(19)	(678)	(889)
At December 31, 2025	26,482	35,334	26,087	12,504	11,857	112,264

Amortization
At January 1, 2024	13,967	19,940	17,270	—	8,609	59,786
Amortization	1,543	5,307	1,250	—	444	8,544
Exchange differences	(6)	(137)	13	—	158	28
At December 31, 2024	15,504	25,110	18,533	—	9,211	68,358
Amortization	1,508	4,351	1,218	—	453	7,530
Disposals	—	(71)	—	—	—	(71)
Exchange differences	(17)	(13)	(28)	—	(361)	(419)
At December 31, 2025	16,995	29,377	19,723	—	9,303	75,398

Net book value
At December 31, 2025	9,487	5,957	6,364	12,504	2,554	36,866
At December 31, 2024	545	6,423	7,573	15,725	3,324	33,590

Development costs refer to expenditure incurred for the design, construction and prototype development for products that have been, or are expected to be, commercialized, when it is probable that the entity will obtain future economic benefits from their use or sale. The amounts reclassified in this category during the year mainly relate to internally generated costs supporting the development of new packaging platforms within the Engineering segment.

Concessions, licenses, trademarks and similar rights with a total carrying amount of EUR 6,364 thousand (EUR 7,573 thousand in 2024) mainly includes the trade names related to Balda companies.

Intangible fixed assets in process and advances refer to ongoing projects that are expected to be completed in future years. During the period, this category increased by EUR 11,168 thousand mainly due to: (i) costs associated with the Group's ongoing digitalization initiatives and other software implementation projects and (ii) internally generated development costs mentioned above, amounting to EUR 1,582 thousand.

No impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for. No changes in the useful life of intangible assets have occurred in all periods presented.

18. Property, plant and equipment

Changes in items of property, plant and equipment are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2024	203,620	615,788	60,012	16,503	612,688	1,508,611
Additions	2,003	34,869	3,029	1,125	234,571	275,597
Disposals	(3,480)	(5,495)	(174)	(94)	(9)	(9,252)
Reclassifications	187,761	110,182	12,125	2,248	(312,316)	—
Impairment	—	—	—	—	(2,616)	(2,616)
Exchange differences	670	(8,925)	(380)	(645)	14,674	5,394
At December 31, 2024	390,574	746,419	74,612	19,137	546,992	1,777,734
Additions	7,469	68,949	4,819	159	202,188	283,584
Disposals	(8)	(3,855)	(80)	(98)	(10,401)	(14,442)
Reclassifications	120,512	87,922	7,138	1,712	(217,284)	—
Impairment	—	—	—	—	(583)	(583)
Exchange differences	(21,331)	(9,863)	(604)	(195)	(26,280)	(58,273)
At December 31, 2025	497,216	889,572	85,885	20,715	494,632	1,988,020

Depreciation and impairment
At January 1, 2024	84,011	335,731	48,123	12,257	—	480,122
Depreciation charge for the year	9,220	42,789	9,036	1,555	—	62,600
Disposals	(1,038)	(4,677)	(162)	(94)	—	(5,971)
Exchange differences	(1,811)	(4,916)	(225)	(467)	—	(7,419)
At December 31, 2024	90,382	368,927	56,772	13,251	—	529,332
Depreciation charge for the year	12,952	48,699	10,338	1,705	—	73,694
Impairment	—	638	—	—	—	638
Disposals	(8)	(3,782)	(80)	(73)	—	(3,943)
Exchange differences	(464)	(2,401)	(256)	(140)	—	(3,261)
At December 31, 2025	102,862	412,081	66,774	14,743	—	596,460

Net book value
At December 31, 2025	394,354	477,491	19,111	5,972	494,632	1,391,560
At December 31, 2024	300,192	377,492	17,840	5,886	546,992	1,248,402

At December 31, 2025, the overall increases in land and buildings, considering both the yearly additions and the reclassification from assets under construction, amounted to EUR 127,981 thousand. These increases were primarily related to (i) the portions of the EZ‑Fill® facility in Fishers, U.S. that reached completion during the year, (ii) the construction works for the expansion of the existing facility in China, (iii) the new clean room in our German plant, and (iv) adaptation and fit‑out works for the new office building at the corporate headquarters in Piombino Dese.

The Group decided to postpone its EZ-fill® capacity expansion investment in China to focus on the capacity expansion projects in the U.S. and Italy and is therefore planning to sell the facility in Zhangjiagang city, China, that the Group acquired in 2021. Therefore, in March 2025, the Group entered into a rent to buy agreement with a lessee related to such facility. As a result of such agreement, which is accounted for as a finance lease, the net decrease in assets under construction amounted to a total of EUR 10,361 thousand. The transaction resulted in a gain of EUR 29 thousand.

At December 31, 2025 the overall increases in plant and machinery, considering both the yearly additions and the reclassification from assets under construction, amounted to EUR 156,871 thousand. Such increase was mainly attributable to the ongoing ramp-up and installation of new production lines in the new plants in Fishers, Indiana, U.S., and in Latina, Italy. The increases also included investments in molding machines for in-vitro diagnostic container solutions, as well as the completion of manufacturing equipment for the production of microvials, high value syringes and EZ-Fill® cartridges, in line with the Group's global capacity expansion initiatives.

In 2025, the Group reassessed the expected useful life of certain injection molding machinery used in the production of plastic parts taking into consideration the elapsed life of the assets, factors affecting their useful life, production cycles, and technical and functional obsolescence. Based on a technical appraisal, the expected useful lives for the injection molding machines were extended from a range of 6 to 11 years, depending on the specific asset, to 12 years. The change in expected useful lives was accounted for as a change in accounting estimate starting from January 1, 2025. The resulting reduction in depreciation expense for the year ended 2025 was approximately EUR 2.5 million. In addition, in the second quarter 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the limited impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Effective April 1, 2024, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-fill® production were extended from 6.7 years to 15 years and 12 years, respectively,resulting in an estimated reduction in depreciation expense of approximately EUR 14.5 million in 2024 and approximately EUR 4.5 million in 2025.

Assets under construction, amounting to EUR 494,632 thousand at December 31, 2025, mainly related to investments in production lines and machinery for the manufacturing of primary drug containers, as well as molds and injection molding machines not yet completed. The balance also included the ongoing construction of the Group's new facilities in Fishers, U.S., and in Latina, Italy, together with the related production lines, as well as the real estate complex near Bologna acquired in late 2025 to support the optimization of the Group's engineering footprint.

At December 31, 2025 committed supplier orders related to the ongoing investments equaled approximately EUR 94 million (EUR 94 million at December 31, 2024), net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana, in February 2022, Stevanato Group entered into an agreement with BARDA whereby BARDA agreed to make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 80 million at the reporting date exchange rate) for manufacturing capacity for standard and EZ-fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

At December 31, 2025, EUR 7,159 thousand borrowing costs were capitalized under IAS 23 (EUR 6,432 thousand in 2024). The average capitalization rate used to determine the amount of capitalized borrowing costs was 3.18% (4.35% in 2024).

At December 31, 2025, the Group recognized total impairment losses of EUR 1,220 thousand, of which EUR 583 thousand relates to assets classified under assets under construction. These impairments primarily concern machinery that has been retired from active use in the production processes, as well as a project previously included within assets under construction that will no longer be pursued.

The exchange rate impacts recognized in 2025 primarily reflect foreign currency translation differences arising from the conversion into euro of the Group’s U.S.‑based investments, mainly driven by movements in the EUR/USD exchange rate.

At December 31, 2025, approximately EUR 38.4 million of investments in property, plant and equipment were unpaid and recorded among trade payables (approximately EUR 19.2 million at December 31, 2024).

19. Financial assets

The following table details the composition of financial assets:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Fair value of derivatives financial instruments	340	—
Non-current secured notes at FVTPL	4,208	3,938
Other non-current financial assets	1,262	1,503
Other non-current financial assets	5,810	5,441

Fair value of derivatives financial instruments	1,941	711
Current financial assets - interests receivable	248	618
Financial receivables - rent to buy agreement	8,589	—
Other current financial assets	10,778	1,329

Other Financial Assets	16,588	6,770

At December 31, 2025, other current financial assets primarily consisted of a receivable of EUR 8,589 thousand arising from the rent to buy agreement related to the Group's facility in Zhangjiagang, China. The receivable corresponds to the discounted amount of the remaining finance lease payments, including the exercise price of the purchase option. The lease term expires on December 31, 2026 and it is not expected to be extended, as the arrangement is intended to be followed by the execution of a sale and purchase agreement for the underlying facility.

At December 31, 2025 and 2024, other non-current financial assets mainly included guarantee deposits and a secured senior convertible promissory note amounting to EUR 4,208 thousand and EUR 3,938 thousand, respectively. The note has a principal balance equal to the consideration paid by Stevanato Group for the note and accrues interest at 5% per annum from June 14, 2023 through November 27, 2023, and 6% per annum thereafter. The then outstanding principal and unpaid accrued interest of the note may be converted, at the option of the holder, in whole or in part, into conversion shares upon the closing of any sale by the issuing company of its equity securities primarily for equity fundraising purposes. The note is measured at fair value to profit and loss, as its contractual cash flows do not consist solely of payments of principal and accrued interest on the principal amount outstanding, but also include a conversion feature that may result in the acquisition of equity instruments of the issuing company. Refer to Note 27 for further details on the fair value measurement.

At December 31, 2025, other current financial assets included the positive fair value of foreign exchange forward contracts. The positive fair value of the interest rate swap was classified within non‑current financial assets, while its negative fair value was recognized within non‑current or current financial liabilities, depending on the contractual maturity.

The following table sets further the analysis of derivative assets and liabilities at December 31, 2025 and December 31, 2024.

	At December 31,		At December 31,
	2025		2024
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	340	340	—	—

Current financial assets
Foreign exchange forward contracts - trading derivatives	1,617	1,617	—	—
Foreign exchange forward contracts - hedging instruments	167	167	—	—
Interest Rate Swap - hedging instruments	158	158	711	711

Non-Current financial liabilities
Interest Rate Swap - hedging instruments	(208)	(208)	(642)	(642)

Current financial liabilities
Interest Rate Swap - hedging instruments	(592)	(592)	(348)	(348)
Foreign exchange forward contracts - trading derivatives	—	—	(1,660)	(1,660)
Foreign exchange forward contracts - hedging instruments	—	—	(1,412)	(1,412)

At December 31, 2025 and 2024 part of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales. The change in the fair value of the derivatives not designed as hedging instruments is recorded among finance income and finance expense.

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

At the year end, no impairment indicators have been identified and therefore no impairment losses have been accounted for.

20. Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Raw materials	138,566	115,603
Semi-finished products	50,970	53,462
Finished products	99,675	96,178
Provision for slow moving and obsolescence	(20,964)	(20,026)
Total inventories	268,247	245,217

Raw materials included advances paid to suppliers for inventories in the overall amount of EUR 37,108 thousand at December 31, 2025. At December 31, 2024, the advances paid to suppliers included within raw materials and semi-finished products totaled EUR 25,000 thousand.

Changes in the provision for slow moving and obsolete inventories are as follows:

	2025	2024
	(EUR thousand)
At January 1	20,026	18,142
Provision	9,015	1,910
Utilizations and other changes	(8,077)	(26)
At December 31	20,964	20,026

21. Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Trade receivables	309,772	302,655
Allowance for expected credit losses	(7,084)	(6,704)
Total trade receivables	302,688	295,951

Trade receivables are non-interest bearing and credit terms are generally 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk.

Trade receivables breakdown by geographical area is shown below:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
EMEA	159,156	147,675
APAC	35,828	43,989
North America	101,615	101,416
South America	13,173	9,575
Total Trade Receivables	309,772	302,655

Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 7,084 thousand and EUR 6,704 thousand for 2025 and 2024 respectively:

	2025	2024
	(EUR thousand)
At January 1	6,704	6,656
Accruals	1,134	1,411
Releases	(469)	(1,346)
Utilizations	(36)	(25)
Exchange differences and other changes	(249)	8
At December 31	7,084	6,704

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment, as well as to activities from the In-vitro diagnostic and DDS businesses, both of which are included in the Biopharmaceutical and Diagnostic Solutions segment. As such, the balance of this account fluctuates depending on the number and stage of construction contracts in progress at each reporting date. The Group recognized contract assets of EUR 180,459 thousand at December 31, 2025 and of EUR 168,515 thousand at December 31, 2024. On a gross basis, contract assets amounted to EUR 478,694 thousand (EUR 414,955 thousand at December 31, 2024), net of advance invoices issued of EUR 298,235 thousand (EUR 246,440 thousand at December 31, 2024).

22. Tax receivables and tax payables

The breakdown in the account is as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Tax receivables	14,586	17,440
Tax payables	(22,426)	(25,431)

Tax receivables decreased primarily due to factors affecting the Italian legal entities. In particular: (i) Stevanato Holding S.r.l. (the parent company of the consolidated tax group) fully paid the amount related to the Stevanato Group S.p.A.’s tax losses for fiscal year 2023 and fiscal year 2024 that had been transferred within the consolidated tax group, resulting in a decrease of EUR 9,169 thousand, while corporate income tax credits for fiscal year 2025 relating to Stevanato Group S.p.A. and Spami S.r.l. were accrued, generating an increase of EUR 6,956 thousand; and (ii) previously accrued High‑Tech Investments and R&D tax credits were utilized by the Italian legal entities, resulting in a decrease of EUR 1,875 thousand.

The decrease in tax payables was primarily driven by a favorable mix between the tax burden for the period and advance tax payments made by Italian legal entities to Stevanato Holding S.r.l. in respect of fiscal year 2025.

23. Other receivables

Other receivables are as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Advances to suppliers	3,090	5,833
Accrued income and prepayments	11,432	12,059
VAT receivables	17,960	27,772
Other receivables	3,507	7,515
Total other receivables	35,989	53,179

The decrease in other receivables primarily reflects (i) the collection in September 2025 of certain VAT receivables for fiscal year 2024 claimed for refund by the Italian legal entities, and (ii) the collection of a receivable related to a grant recognized in connection with an investment tax credit, which the Group was entitled to transfer to a third party.

24. Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for the shareholders.

Capital Management

The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the sustainable growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and enable economic access to external sources of funds.

Share capital

At December 31, 2025 the Company paid-in share capital amounted to EUR 22,232 thousand divided into 302,842,536 shares without par value, including 49,709,718 ordinary shares and 253,132,818 Class A multiple voting shares. At December 31, 2024 the Company paid-in share capital amounted to EUR 22,232 thousand divided into 302,842,536 shares without any nominal value, including 49,604,649 ordinary shares and 253,237,887 Class A multiple voting shares.

The dual class structure of the Company's shares includes ordinary shares and Class A shares. The Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except for the voting rights. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. The Class A shares are automatically converted (without the need for a resolution by the special meeting of the shareholders holding Class A shares or by the shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other than Stevanato Family members, or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family. The Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the simple request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the chairman of the board of directors of the Company, with a copy to the chairman of the Audit Committee. Under no circumstances may ordinary shares be converted into Class A shares.

Share Premium Reserve

The share premium reserve comprises the additional paid-in capital generated from the Initial Public Offering and from the underwritten follow-on public offering of ordinary shares, completed on March 26, 2024, net of the listing costs associated with the public subscription offer to the extent that such costs represented incremental expenditures directly attributable to the equity transaction that would have not been incurred otherwise. At December 31, 2025 and 2024 the share premium reserve amounted to EUR 559,565 thousand.

Treasury shares

At December 31, 2024 a total of 29,943,911 of the Company's Class A shares were held in treasury for a total cost of EUR (27,148) thousand. At December 31, 2025, following the conversion of 105,069 Company's Class A shares into ordinary shares awarded to the beneficiaries of certain share-based incentive plans and other benefits, a total of 29,838,842 of the Company's Class A shares were held in treasury for a total cost of EUR (27,079) thousand.

Cash flow hedge reserve

The cash flow hedge reserve reflects the change in fair value of derivatives financial instruments, designated as cash flow hedges. At December 31, 2025 the cash flow hedge reserve amounted to EUR (90) thousand compared to EUR (1,029) thousand at December 31, 2024.

Cost of hedging reserve

The cost of hedging reserve reflects the forward element of forward contracts. At December 31, 2025 the cost of hedging reserve amounted to EUR (39) thousand compared to EUR (90) thousand at December 31, 2024.

Reserve for actuarial gains/losses

The reserve for actuarial gains/losses includes the remeasurement arising from the net defined employees benefits liability and from the agents' termination plans. At December 31, 2025 the reserve for actuarial gains/losses amounted to EUR (67) thousand compared to EUR (53) thousand at December 31, 2024.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arising from the translation of subsidiaries' financial statements whose functional currency is other than Euro. At December 31, 2025 the reserve amounted to EUR (58,465) thousand, compared to EUR (12,578) thousand at December 31, 2024. The year-over-year movement was mainly driven by the depreciation of the U.S. Dollar and the Chinese Renminbi against the Euro, partially offset by the appreciation of the Mexican Peso, affecting the translation of the net assets of those Group entities operating in these currencies.

Retained earnings and other reserves

Retained earnings and other reserves include:

-
a legal reserve of EUR 4,446 thousand at December 31, 2025 and EUR 4,340 thousand at December 31, 2024, respectively;
-
other reserves of EUR 109,193 thousand at December 31, 2025 (EUR 88,328 thousand at December 31, 2024). The increase was due to: (i) the allocation of the prior year net profit for EUR 18,982 thousand, (ii) the recognition of the fair value of personnel costs related to share-based incentive plans and the effects of the share awards for EUR 1,807 thousand and (iii) other movements amounting to EUR 78 thousand;
-
retained earnings of EUR 736,949 thousand at December 31, 2025 (EUR 652,995 thousand at December 31, 2024).

Net profit attributable to equity holders of the parent

Net Profit attributable to equity holders of the parent amount to EUR 139,839 thousand at December 31, 2025 (EUR 117,778 thousand at December 31, 2024).

Non-controlling interests

Non-controlling interests amount to EUR 38 thousand at December 31, 2025 (EUR 46 thousand at December 31, 2024). For further detail refer to Note 35.

25. Dividends

On May 23, 2025, Stevanato Group shareholders approved the distribution of EUR 14,737 thousand in dividends (EUR 0.054 per share) from the net profits realized in the previous financial year. The dividend was paid on July 17, 2025 to shareholders of record at June 5, 2025.

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

26. Financial liabilities

Total financial liabilities amounted to EUR 470,874 thousand and EUR 434,605 thousand at December 31, 2025 and at December 31, 2024 respectively; the balances in financial liabilities are as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Lease liabilities	4,382	5,092
Bank overdrafts and short-term loan facilities	30,001	50,030
Bank loans	87,363	56,812
Fair value of derivatives	592	3,420
Financial liabilities for accrued interests	1,169	1,573
Total current financial liabilities	123,507	116,927

Lease liabilities	9,377	11,809
Bank loans	287,929	255,437
Notes	49,853	49,790
Fair value of derivatives	208	642
Total non-current financial liabilities	347,367	317,678

Financial Liabilities	470,874	434,605

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

On April 16, 2020 Stevanato Group entered into a note purchase and private shelf agreement with PGIM, Inc. and certain of its affiliates, pursuant to which, for a period of three years following the date of the agreement, Stevanato could have issued, and PGIM, Inc. or certain of its affiliates could have purchased, up to USD 69,540 thousand of Stevanato notes. Additionally, on the same date, Stevanato Group issued EUR 50,000 thousand of Senior Notes, Series A, due April 16, 2028 to PGIM, Inc., with a fixed interest rate of 1.4%. Repayment of the Notes is required to be made in two tranches, EUR 25,000 thousand on April 16, 2027, and the remainder at the expiration of the notes. Pursuant to the agreement, Nuova Ompi s.r.l. provided to PGIM, Inc. and its affiliates a subsidiary guarantee, guaranteeing the repayment of the notes. The balance outstanding at December 31, 2025 and 2024 was EUR 49,853 thousand and EUR 49,790 thousand respectively.

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

At December 31, 2025 and 2024, all financial covenants are complied with.

At December 31, 2025, the bank loans amounted to a total of EUR 375,292 thousand compared to EUR 312,249 thousand at December 31, 2024 (excluding the financial liabilities for accrued interests). The increase was mainly due to the draw down of three loans including one with Banca Monte dei Paschi di Siena, one with Banco BPM and one with Banca BNP - BNL for an aggregate principal amount of EUR 120,000 thousand. The loan granted by Banca Monte dei Paschi, amounting to EUR 20,000 thousand, which was fully drawn as of December 31, 2025, has a five-year term, with three years of interest-only payments and two years of amortizing period, with quarterly repayment of the installments at a constant principal portion. The loan granted by Banco BPM, amounting to EUR 50,000 thousand, which was fully drawn as of December 31, 2025, has a six-year tenor, with 18 months of interest-only payments and 54 months of amortizing period, with quarterly repayment of the installments at a constant principal portion. The loan with Banca BNP - BNL, for an overall amount of EUR 100,000 thousand of which EUR 50,000 thousand was drawn down at December 31, 2025, has a six-year tenor, with two years of interest-only payments and four years of amortizing period, with semi-annual repayment of the installments at a constant principal portion. These loans require compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loans.

In addition to the above, in June 2025, the Group secured a further loan with Cassa Depositi e Prestiti ("CDP") for EUR 50,000 thousand to support the expansion of production capacity, primarily for the new facility in Latina, Italy. The loan has a six-year tenor, with two years of interest-only payments and four years of amortizing period, with semi-annual repayment of the installments at a constant principal portion. This loan requires compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loan. At December 31, 2025, this loan had not been drawn down, therefore no financial liability was recognized at the reporting date.

For the year ended December, 2025, the Group repaid bank loans for a total of EUR 56,893 thousand.

The decrease in bank overdrafts and short term loans was mainly due to the repayment of some short-term financing.

The following table sets forth the reconciliation of total borrowings (inclusive of accrued interest):

	At December 31,	Cash flows			Non-cash changes		At December 31,
	2024	Proceeds	Repayments	Accrued interest paid in the period	Amortized Cost	Accrued interest in the period	2025
	(EUR thousand)
Bank loans	313,552	120,000	(56,893)	(1,304)	(63)	995	376,287
Bank overdrafts and short-term loan facilities	50,299	30,001	(50,030)	(269)	—	174	30,175
Notes	49,790	—	—	—	63	—	49,853
Total Borrowings	413,641	150,001	(106,923)	(1,573)	—	1,169	456,315

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At December 31, 2025

	Currency	Amount	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	87,488	2026	3.11%	87,488
	EUR	107,952	2027	3.11%	107,952
	EUR	88,611	2028	3.07%	88,611
	EUR	43,611	2029	3.02%	43,611
	EUR	36,111	2030	2.96%	36,111
	EUR	11,806	2031	2.88%	11,806
Amortized Cost	EUR	(287)	2026-2031		(287)
Total Bank Loans					375,292

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(147)	2026-2028		(147)
Total Notes					49,853

Overdrafts and short-term loan facilities	EUR	30,001	2026	2.07%	30,001
Total Overdrafts and short-term loan facilities					30,001

Total Bank Loans and Overdrafts					455,146

At December 31, 2024

	Currency	Amount	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	56,893	2025	3.64%	56,893
	EUR	87,488	2026	3.84%	87,488
	EUR	90,591	2027	3.95%	90,591
	EUR	57,500	2028	4.03%	57,500
	EUR	10,000	2029	4.23%	10,000
	EUR	10,000	2030	4.23%	10,000
Amortized Cost	EUR	(223)	2025-2030		(223)
Total Bank Loans					312,249

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(210)	2025-2028		(210)
Total Notes					49,790

Overdrafts and short-term loan facilities	EUR	50,001	2025	3.02%	50,001
	DKK	220	2025	4.19%	29
Total Overdrafts and short-term loan facilities					50,030

Total Bank Loans and Overdrafts					412,069

The Group’s bank loans and overdrafts generally accrue interest at variable rates determined as EURIBOR (with maturities consistent with the interest periods of the relevant facilities) plus a contractual spread. Interest is calculated on the outstanding principal amount and is payable on a quarterly or semi‑annual basis, depending on the terms of the relevant agreements. The Group’s notes bear interest at fixed rates for the entire duration of the instruments. Interest on the notes is calculated on the nominal amount outstanding and is payable semi‑annually.

Certain bank loans require compliance with certain covenants on the Group consolidated figures, including: (i) not to exceed certain consolidated net debt to consolidated EBITDA ratios (not greater than 4.0 to 1.0 in one of the loan agreements and not greater than 3.5 to 1.0 in the remaining agreements); (ii) to maintain a consolidated net debt to equity ratio equal to or lower than 2 to 1; (iii) not to sell assets having a value, or to grant liens or loans to third parties, exceeding certain amounts; (iv) to ensure that the loans always rank at least pari passu with other debt of the company; (v) not to segregate assets (as defined under Italian law); and (vi) not to distribute dividends or reserves nor to carry out extraordinary transactions resulting in the breach of financial covenants.

At December 31, 2025 and 2024, all financial covenants are complied with.

27. Fair Value Measurement

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2025:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Financial assets - investments FVTPL - traded		92	92	—	—
Financial assets - investments FVTPL - not traded		79	—	—	79
Non-current financial assets - derivatives	19	340	—	340	—
Current financial assets - derivatives	19	1,941	—	1,941	—
Non-current secured notes at FVTPL	19	4,208	—	—	4,208
Total assets		6,660	92	2,281	4,287

Current financial liabilities - derivatives	19, 26	592	—	592	—
Non-current financial liabilities - derivatives	19, 26	208	—	208	—
Total Liabilities		800	—	800	—

At December 31, 2024:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Financial assets - investments FVTPL - traded		106	106	—	—
Financial assets - investments FVTPL - not traded		95	—	—	95
Current financial assets - derivatives	19	711	—	711	—
Non-current secured notes at FVTPL	19	3,938	—	—	3,938
Total assets		4,850	106	711	4,033

Current financial liabilities - derivatives	19, 26	3,420	—	3,420	—
Non-current financial liabilities - derivatives	19, 26	642	—	642	—
Total Liabilities		4,062	—	4,062	—

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates prevailing at the reporting date. The fair value of interest rate swaps is measured by discounting the estimated future cash flows based on observable market yield curves at the reporting date.

The fair value of non-current secured notes at fair value through profit or loss (FVTPL) has been determined as the sum of (i) the fair value of the “naked bond”, calculated as the discounted net present value of the expected future coupon flows, using a risk-free interest rate curve adjusted for the issuer's credit risk, and (ii) the fair value of the “embedded option” to convert the par value of the bond into a certain number of shares. The fair value of the “naked bond” was measured using independently developed pricing models and based on the following market data:

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

With reference to the fair value of the “embedded option”, the equity value of the issuer was calculated using the multiple EV/Revenue (enterprise value over revenue). The future equity value of the issuer was determined using stochastic simulation with the Monte Carlo method which, based on appropriate assumptions, has made it possible to define a substantial number of alternative scenarios over the time frame considered. The simulation, reflecting the characteristics of “no arbitrage” and “risk neutral framework”, was carried out using the following market data:

•
issuer's bond yield: 2.5 year growth rate derived from the risk-free curve i.e. the rates USD interest rate swap in the interbank market and equal to 3.6%;
•
volatility of the issuer's stock: reasonable estimate of historical volatility on a calculated daily basis, (volatility determined with reference to a sample of peers) with a time horizon of 2.5 years and equal to 45.2%.

The fair value of the investments FVTPL - traded is based on the quoted market prices at the end of the reporting period; investments FVTPL - not traded are carried at cost as an estimate of fair value, as permitted by IFRS 9, when equity investments do not have quoted market price in an active market and insufficient financial information is available to reliably determine fair value.

Although cash and cash equivalents are measured at amortized cost, the value approximates fair value due to the short maturity of these instruments, which consist of bank current accounts and time deposits.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the year ended December 31, 2025:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total
	(EUR thousand)
At December 31, 2024	95	3,938	4,033
Additions	13	—	13
Disposals	(28)	—	(28)
Fair value adjustments	—	270	270
At December 31, 2025	79	4,208	4,287

The changes in level 3 instruments for the year ended December 31, 2025 are mainly due to fair value adjustments. The gains from fair value adjustments were recognized in finance income.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2025.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts at December 31, 2025 and 2024.

28. Employee benefits

Employee benefits are analyzed as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Employee severance indemnity	4,921	5,571
Jubilee benefits	240	238
Other post-employment plans	1,463	1,074
Stock grant plan	160	280
Total employee benefits	6,784	7,163

The Group operates different post‑employment and long‑service benefit plans in the countries in which it operates, which are accounted for in accordance with IAS 19.

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

Italian legislation regarding TFR scheme was amended by Law 296 of 27 December 2006 and by related implementing decrees issued in early 2007. As a result of these amendments, Italian companies with at least 50 employees are required to transfer the accruing TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to approved supplementary pension funds. Prior to the reform, the accruing TFR for employees of all Italian companies could be retained and managed by the employer. Following these changes, the obligations towards INPS and the contributions to supplementary pension funds are accounted as “Defined contribution plans” under IAS 19, while the amounts remaining in the provision for employee severance indemnity continue to be classified as “Defined benefit plans”. Accordingly, the defined benefit obligation reflects only the residual TFR accrued up to December 31, 2006, which represents an unfunded plan as the related benefits are substantially already vested, except for future revaluations required by law. Since January 1, 2007, contributions to the Treasury Fund and to supplementary pension schemes have been recognized as personnel costs in the period in which the related employee service is rendered.

Jubilee benefits

The Jubilee benefits scheme applies to employees of the Group’s companies incorporated in Germany. Under this plan, employees become entitled to a one‑time lump‑sum payment upon reaching specific long‑service milestones with the Group. The benefit amount depends on the number of years of continuous service completed within the Group and is accounted for as a defined benefit plan.

Other post-employment plans

Other post-employment plan of the Group include the “Beneficios por Retiro, Prima de Antigüedad y Beneficios por Terminación” applicable to Group's Mexican subsidiaries, as well as a severance payment provision applicable to employees of the Group's Slovak entities. These plans generally qualify as defined benefit obligations, as the benefits are determined by reference to employees’ length of service and other actuarial variables, and the Group bears the associated actuarial and financial risks.

Defined benefits obligation

The Group’s liabilities for employee benefits are as follows:

	Trattamento Fine Rapporto	Jubilee Benefits	Beneficio por Retiro / Terminacion	Severance Payment Slovakia	Total
	(EUR thousand)
At January 1, 2024	5,677	228	1,183	45	7,133
Interest cost	171	6	92	1	270
Current service cost	481	30	138	7	656
Benefits paid	(570)	(10)	(205)	(15)	(800)
Actuarial gains and losses	(188)	(16)	(49)	17	(236)
Exchange rate differences	—	—	(140)	—	(140)
At December 31, 2024	5,571	238	1,019	55	6,883

Recognized in the consolidated income statement	652	20	230	8	910
Recognized in the other comprehensive income	(188)	—	(49)	17	(220)

At January 1, 2025	5,571	238	1,019	55	6,883
Interest cost	172	8	98	2	280
Current service cost	408	29	115	8	560
Benefits paid	(934)	(22)	(117)	(17)	(1,090)
Actuarial gains and losses	(296)	(13)	260	10	(39)
Exchange rate differences	—	—	30	—	30
At December 31, 2025	4,921	240	1,405	58	6,624

Recognized in the consolidated income statement	580	24	213	10	827
Recognized in the other comprehensive income	(296)	—	260	10	(26)

A key actuarial assumption in the valuation of pension and other post‑employment benefit obligations is the discount rate. In accordance with IAS 19 – Employee Benefits, discount rates were determined by currency area and are based on yields of high‑quality corporate bonds with maturities consistent with the duration of the underlying obligations. Where a sufficiently deep market for such corporate bonds does not exist, government bond yields of the relevant currency area are used as the reference.

The principal assumptions used for determining the obligations under the plan described are as follows:

At December 31, 2025

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	3.96%	3.90%	9.75%	3.37%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	2.00%	—	3.50%	—

At December 31, 2024

	Severance indemnity
	Italy	Germany	Mexico	Slovakia
Discount Rate %	3.38%	3.40%	11.00%	3.18%
Future salary increase %	0.50%	—	4.50%	6.00%
Inflation rate %	2.00%	—	3.50%	—

The discount rates used in measuring the pension plan obligations (including Italian TFR obligation) are based on yields of high-quality fixed income securities whose cash flow timing and amounts closely match the expected timing and amounts of the projected benefit payments. The main variation relates to the Italian TFR plan, which has an average duration of approximately 12.2 years. Assumptions regarding retirement and employee turnover rates are developed to reflect the Group’s historical experience, expected future trends and the legal framework governing retirement and termination conditions in the relevant jurisdictions.

A quantitative sensitivity analysis of the key actuarial assumptions affecting the Group’s principal defined benefit plans at December 31, 2025 and December 31, 2024 is presented below:

	At December 31,	At December 31,
Trattamento di fine rapporto	2025	2024
	(EUR thousand)
Turnover rate +1,00%	39	24
Turnover rate -1,00%	(44)	(28)
Inflation rate +0,25%	69	80
Inflation rate -0,25%	(68)	(78)
Annual discount rate +0,25%	(94)	(107)
Annual discount rate -0,25%	97	111

	At December 31,	At December 31,
Beneficios por Retiro, Prima de Antigüedad y Beneficios por Terminación	2025	2024
	(EUR thousand)
Annual discount rate +1,00%	(94)	(61)
Annual discount rate -1,00%	108	70
Salary increase +1,00%	92	58
Salary increase -1,00%	(84)	(53)

The above sensitivity analysis on TFR and the Beneficios por Retiro, Prima de Antigüedad y Beneficios por Terminación plans is based on reasonably possible changes in key actuarial assumptions at the end of the reporting period, with each assumption analyzed in isolation and all other assumptions held constant.

Such analysis may not be representative of an actual change in the defined benefit obligation, as it is unlikely that changes in assumptions would occur in isolation from one another.

29. Share-based compensation

On December 15, 2022, the Board of Directors of the Company approved a Long-Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027. Both sub-plans are divided into three cycles, from January 2023 to December 2025 (“First Vesting Period”); from January 2024 to December 2026 (“Second Vesting Period”); and from January 2025 to December 2027 (“Third Vesting Period”).

On January 3, 2023 and on January 3, 2024 the beneficiaries of the new Long Term Incentive Plan received a letter that granted them the right to obtain the transfer free of charge of a certain number of shares for the First Vesting Period and the Second Vesting Period, respectively, if the underlying conditions were met. For the Third Vesting Period, the grant letter was delivered to the beneficiaries on August 11, 2025.

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent 50% of a beneficiary's grant target pay opportunity, while Performance Shares represent the other 50% of the beneficiary's grant target pay opportunity.

For each vesting period, the granting of awards under the Restricted Shares Plan is subject to the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment (3 equal annual installments), the relationship between the participant and Stevanato Group is still in existence, unless otherwise determined by the Chief Executive Officer. The presence period for each participant varies according to each participant's vesting schedule and is identified with the period between the grant of rights date and each installment-vesting schedule.

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

The fair values of the Restricted Share Unit (RSU) and Performance Share Unit (PSU) awards were measured using the share price on the grant date adjusted for expected annual dividend yield of 0.30%, 0.25% and 0.29%, respectively, for the First Vesting Period, the Second Vesting Period and the Third Vesting Period, as these RSU and PSU awards do not have the right to receive ordinary dividends prior to vesting. With respect to the Third Vesting, for the purposes of recognizing the service received during the period between service commencement date and grant date, an estimate of the grant date fair value was initially used. Following the establishment of the grant date, the earlier estimates were revised so that the amounts recognized for services received are based on the grant date fair value of the equity instruments. This revision has been treated as a change in estimate.

	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments
	Granted in 2023	Granted in 2024	Granted in 2024	Granted in 2025	Granted in 2025
Performance Share Units (PSUs)	EUR 16.44	EUR 23.03	EUR 16.92	EUR 18.64	—
Restricted Share Units (RSUs) - I Installment	EUR 16.54	EUR 23.16	EUR 17.03 - 17.43 - 18.67	EUR 18.75	EUR 19.68
Restricted Share Units (RSUs) - II Installment	EUR 16.49	EUR 23.11	EUR 16.98 - 17.39 - 18.62	EUR 18.69	EUR 19.62
Restricted Share Units (RSUs) - III Installment	EUR 16.44	EUR 23.03	EUR 16.92 - 17.34 - 18.56	EUR 18.64	EUR 19.57

Changes to the outstanding number of PSU and RSU awards under the equity incentive plans of the Group are as follows:

number of shares	Outstanding PSUs	Outstanding RSUs
At January 1, 2023	—	—
Granted (*)	145,670	145,670
Forfeited	(1,390)	(1,390)
At December 31, 2023	144,280	144,280
Granted (**)	84,321	109,037
Forfeited	(42,471)	(40,794)
Vested (***)	—	(40,484)
At December 31, 2024	186,130	172,039
Granted (****)	205,110	130,344
Forfeited	(132,696)	(73,401)
Vested (*****)	—	(82,253)
At December 31, 2025	258,544	146,729

*Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the First Vesting Period

**Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Second Vesting Period

***The vested shares related to the RSUs I Installment were awarded to the beneficiaries on June 10, 2024

****Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Third Vesting Period.
*****The vested shares related to the RSUs II Installment for the First Vesting Period and the RSUs I Installment for the Second Vesting Period were awarded to the beneficiaries on June 10 and 13, 2025 and September 11, 2025.

At the Company's shareholders' meeting held on May 22, 2024, the shareholders passed certain resolutions relating to the remuneration of the Company's Board of Directors, with the exception of Mr. Franco Moro, which included a component in kind represented by the award of ordinary shares of the Company provided that the relevant directors were still in office as of the date of the shareholders' meeting approving the financial statements of the Company for the fiscal year ending December 31, 2024. The fair value of the shares granted to the Board members amounted to EUR 17.85 and was measured using the share price on the grant date adjusted for the present value of the dividend, which they would have not received during the vesting period. On June 10 and 13, 2025, the vested shares were awarded to the beneficiaries.

As a component of each member of the Board of Directors' compensation for the period elapsing from the Company's shareholders' meeting held on May 23, 2025 and the shareholders' meeting approving the financial statements of the Company for the fiscal year ending December 31, 2025, the shareholders established a grant of the Company's ordinary shares. The unit fair value of shares granted amounted to EUR 19.69 and was measured using the share price on the grant date adjusted for the present value of the dividend, which they will not receive during the vesting period.

Changes to the outstanding number of shares for the share-based compensation of Board members are as follows:

number of shares	Outstanding RSUs
At January 1, 2024	44,996
Granted (*)	22,750
Vested (**)	(44,996)
Forfeited	(3,250)
At December 31, 2024	19,500
Granted (***)	39,800
Vested (****)	(19,500)
At December 31, 2025	39,800

*Granted on May 22, 2024

**The vested shares were granted to Board members in 2022 and 2023 and were subject to the condition of tenure until the date of approval of the financial statements of the Company as at December 31, 2023. The vested shares were awarded to the beneficiaries on June 10, 2024.

*** Granted on May 23, 2025.

****The vested shares that were granted in 2024 were awarded to the Board members on June 10 and 13, 2025.

On May 23, 2025, the Board of Directors resolved to grant Franco Stevanato, as Chief Executive Officer, a long term incentive award of Ordinary Shares based on performance share units for the three year period 2025 - 2027, with a target opportunity of EUR 1,820 thousand.

For the year ended December 31, 2025 and 2024, the Company recognized EUR 1,756 thousand and EUR 2,394 thousand, respectively, as share-based compensation expense, with a corresponding increase to other reserves within equity, in connection with the shares awards granted to employees and members of the Board of Directors. At December 31, 2025, unrecognized compensation expense amounted to EUR 2,959 thousand (EUR 1,669 thousand at December 31, 2024, based on the assumptions at that date) and is expected to be recognized over the remaining vesting periods through 2026 and 2027 based on current assumptions.

30. Provisions

The balances at December 31, 2025 and 2024 are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2025	2,157	738	3,690	347	6,932
Accrued during the period	2,351	55	426	16	2,848
Utilization	(1,633)	—	(43)	—	(1,676)
Releases	—	—	—	(21)	(21)
Exchange rate differences	(3)	(87)	(437)	—	(527)
At December 31, 2025	2,872	706	3,636	342	7,556

Current	2,266	—	2,128	—	4,394
Non-current	606	706	1,508	342	3,162

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2024	1,429	659	2,570	380	5,038
Accrued during the period	1,857	36	999	9	2,901
Utilization	(1,129)	—	—	(42)	(1,171)
Releases	—	—	(78)	—	(78)
Exchange rate differences	—	43	199	—	242
At December 31, 2024	2,157	738	3,690	347	6,932

Current	1,733	—	2,406	—	4,139
Non-current	424	738	1,284	347	2,793

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

The provision for legal proceedings and sundry risks represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. At December 31, 2025 the Group accrued overall EUR 2.1 million related to employment and personnel matters in the United States.

At December 31, 2025 provision for legal and sundry risks also includes accruals in connection with taxation related to personnel severance amounting to EUR 542 thousand and a provision for workers compensation insurance for overall EUR 688 thousand.

31. Other non-current liabilities

Other non-current liabilities at December 31, 2025 and December 31, 2024 amounted to EUR 52,155 thousand and EUR 62,720 thousand, respectively. At December 31, 2025 other non-current liabilities primarily related to: (i) a contribution from the U.S. Biomedical Advanced Research and Development Authority (BARDA) of EUR 36,339 thousand (EUR 44,212 thousand in 2024), which reflects a partial payment for installing machinery for the production of drug containment products in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) a contribution from the city of Fishers for certain costs at the site in the amount of EUR 1,929 thousand (EUR 2,322 thousand in 2024). The decrease in the BARDA and Fishers contributions compared to the prior year reflects both (a) the portion recognized in the income statement during 2025 and (b) the reclassification to current liabilities of the portion expected to be released to profit or loss within the next 12 months. The remaining balances are expected to be recognized over the useful life of the related property, plant and equipment and will be released to the income statement over periods extending beyond 12 months. For further details on BARDA contribution refer to Note 18.

In addition to the above, other non-current liabilities mainly included: (i) deferred income for overall EUR 11,842 thousand related to the non-current portion of the grant of land received from the city of Fishers and to an investment tax credit associated with the Group's new facility in the U.S., which will be recognized in the income statement on a systematic basis over the useful life of the building constructed on the site, and (ii) EUR 1,829 thousand related to holiday pay for employees of our Danish subsidiary, following the transition to the new Danish Holiday Act that became effective in 2019.

32. Trade payables and other current liabilities

Trade payables and other current liabilities are detailed as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Trade payables	263,308	231,020
Payables to social security institutions	9,512	8,512
Payables to personnel	41,014	33,831
VAT payables	321	485
Other tax payables	6,945	6,147
Deferred income and prepayments	13,134	11,502
Allowance for future expected customer returns	5,887	5,889
Other	1,591	424
Total trade payables and other current liabilities	341,712	297,810

The book value of trade payables is approximately equal to their fair value. Trade payables are non-interest bearing and are generally settled on 60 to 120-day term including those trade payables that are included in the supplier finance arrangement described below. Other payables are non-interest bearing.

Other current liabilities include customer returns that reflect the best estimate of expected liabilities related to future expected returns regarding revenue recognized in the current year, estimated on the basis of past experience.

At December 31, 2025, the “Deferred income and prepayments” balance includes an aggregate amount of EUR 3,210 thousand related to government contributions and grants. This amount comprises (i) the portion of contributions received from BARDA and from the city of Fishers, and (ii) the deferred portion of the government grants associated with the land contribution and the investment tax credit, as further described in Note 31. These deferred amounts represent the portion of such contributions and grants that has not yet been recognized in profit or loss and will be released to the income statement over the next 12 months, in line with the depreciation pattern of the related assets.

In 2018 the Group launched the “Confirming program”, a web-based and pay-per-use Supply Chain Finance solution, that allows Group suppliers to anticipate their receivables. The main benefits for the Group are an improvement of supply chain financial stability and a simplification in payment management cycle. Under such program, the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group's liability is assigned by the supplier to be due to the relationship bank rather than the supplier. The value of the liability payable by the Group remains unchanged. The Group assesses the arrangement against indicators to assess if debts, which vendors have sold to the funder under the supplier financing scheme, continue to meet the definition of trade payables or should be classified as borrowings. At December 31, 2025, the Group determined that the terms of the trade payable are otherwise substantially unchanged and that it is therefore appropriate to continue presenting the relevant amounts within trade payables in the statement of financial position.

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Carrying amount of trade payables that are part of a supplier finance arrangement	16,722	18,029
Of which suppliers have received payment	10,261	12,770

There were no significant non-cash changes in the carrying amount of the trade payables included in the Group's supplier finance arrangement.

33. Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Contract Liabilities	10,414	16,545
Advances from customers	132,273	60,668
Total contract liabilities and advances from customers	142,687	77,213

Current	43,839	33,167
Non-current	98,848	44,046

Contract liabilities relate to ongoing customer-specific construction contracts of the Engineering segment, as well as to activities from the In-vitro diagnostic and DDS businesses, both of which are included in the Biopharmaceutical and Diagnostic Solutions segment. The Group recognized contract liabilities of EUR 10,414 thousand and EUR 16,545 thousand at December 31, 2025 and December 31, 2024 respectively. On gross basis, contract assets gross amounted to EUR 87,285 thousand (EUR 111,283 thousand in 2024), net of advance invoices issued of EUR 97,699 thousand (EUR 94,738 thousand in 2024).

Advances from customers relate to sales whose revenue are recognized at point in time. The increase in advances from customers primarily reflects advances received from certain customers related to the establishment of the production capacity required to support expected future supplies.

34. Leases

The Group has lease contracts for various items of plant, machinery, vehicles and other equipment used in its operations. Leases of plant and machinery generally have terms of approximately 5 years, while vehicles leases typically range from 1 to 5 years, and leases for other equipment generally range from 2 to 10 years. Property leases typically have terms between 1 and 10 years. Several lease agreements include extension and termination options. In certain cases, the Group has the option to renew the lease for an additional period of similar duration upon expiry of the initial term. Such extension options generally range from 1 years to 6 years and primarily relate to a number of property leases across the Group. In evaluating the lease term, the Group assessed whether it has the contractual right to terminate a lease. When such a right exists, the non-cancellable period of the lease includes the period covered by the termination option.

The Group also has certain leases of machinery, industrial equipment and vehicles with lease terms of 12 months or less, as well as leases of office equipment that qualify as low-value assets (e.g. items with a unit value below EUR 5,000). For these leases, the Group applies the “short-term lease” and “lease of low-value assets” recognition exemptions under IFRS 16.

Movements in right‑of‑use assets during the periods presented are summarized in the table below:

	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2024	23,020	9,888	346	13,255	46,509
Additions	2,456	17	—	1,715	4,188
Disposals	(231)	—	—	(190)	(421)
Exchange rate differences	720	21	—	(70)	671
At December 31, 2024	25,965	9,926	346	14,710	50,947
Additions	3,137	—	—	1,434	4,571
Disposals	(1,655)	(8,472)	(346)	(334)	(10,807)
Exchange rate differences	(1,618)	(41)	—	(60)	(1,719)
At December 31, 2025	25,829	1,413	—	15,750	42,992

Depreciation
At January 1, 2024	11,264	7,291	322	9,383	28,260
Depreciation charge for the year	3,611	1,468	6	1,807	6,892
Disposals	(100)	—	—	(151)	(251)
Reclassifications	—	(18)	18	—	—
Exchange rate differences	325	15	—	(30)	310
At December 31, 2024	15,100	8,756	346	11,009	35,211
Depreciation charge for the year	3,839	492	—	1,790	6,121
Disposals	(1,100)	(8,081)	(346)	(212)	(9,739)
Exchange rate differences	(879)	(34)	—	(50)	(964)
At December 31, 2025	16,960	1,133	—	12,537	30,630

Net book value
At December 31, 2025	8,869	280	—	3,213	12,362
At December 31, 2024	10,865	1,170	—	3,701	15,736

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2025	2024
	(EUR thousand)
At January 1	16,901	18,945
Additions	4,571	4,188
Accretion of interest	862	759
Payments	(7,141)	(7,235)
Early terminated contracts	(559)	(162)
Exchange rate difference	(875)	406
At December 31	13,759	16,901

Current	4,382	5,092
Non-current	9,377	11,809

The following are the amounts recognized in the income statements:

	For the year ended December 31,
	2025	2024	2023
	(EUR thousand)
Depreciation expense of right of use assets	6,121	6,892	6,247
Interest expense on lease liabilities	862	759	581
Expense relating to short-term leases	2,033	1,392	2,118
Expense relating to leases of low-value assets	1,935	5,172	4,749
Total amount recognized in profit or loss	10,951	14,215	13,695

At December 31, 2025 the Group had entered into two property lease agreements with commencement date on January 1, 2026. The first lease has a term of five years, with total undiscounted lease payments of approximately EUR 2,061 thousand, while the second lease has a term of three years, with total undiscounted lease payments of approximately EUR 1,022 thousand. Both lease agreements include extension options and do not provide for early termination. Accordingly, the related lease payments are not reflected in the lease liabilities recognized as of December 31, 2025.

35. Subsidiaries with non-controlling interest

The Stevanato Group comprises the following subsidiaries with non-controlling interest:

		At December 31,	At December 31,
Name	Country	2025	2024

Medical Glass a.s.	Slovakia	0.26%	0.26%

		At December 31,	At December 31,
		2025	2024
		(EUR thousand)

Equity attributable to non-controlling interests:
Medical Glass a.s.		38	46
		38	46

Loss/ (Profit) attributable to non-controlling interest:
Medical Glass a.s.		(8)	(12)
		(8)	(12)

Changes in non-controlling interests are shown in the consolidated statement of changes in equity.

36. Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., the controlling company Stevanato Holding S.r.l.. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are in line with market practice in the respective markets, considering the characteristics of the goods or services involved.

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
-
revenue from the sale of drug containment solutions, and pharma visual inspection equipment and packaging and assembly machines to Incog BioPharma Services, Inc, a U.S.-based biopharma services company, in which Stevanato Holding S.r.l. holds a controlling stake;
-
consulting services provided by C.T.S. Studio AS, whose beneficial owner is a Board member in the sub-holding Stevanato Group International AS;
-
revenue from the sale of tools, to SIT S.p.A., in which Franco Stevanato is a member of the Board of Directors;
-
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime;
-
income from Stevanato Holding S.r.l. related to services rendered by Stevanato Group S.p.A. to the parent company;
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
-
for the year ended December 31, 2024 rentals paid to Stevanato Holding S.r.l.;
-
for the year ended December 31, 2024, income from Stevanato Holding S.r.l. related to the recharge of certain costs pertaining to the secondary component of the upsized follow-on underwritten offering of ordinary shares of Stevanato Group S.p.A.;
-
for the year ended December 31, 2023, service fees and rentals paid to Winckler & Co Ltd, the company whose owner held minority interests in the subsidiary Ompi of Japan up to July 31, 2023; and
-
for the years ended December 31, 2024 and 2023, industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary Stevanato Group Denmark A/S in office until February 29, 2024.

The amounts of transactions with related parties recognized in the consolidated income statement and the related assets and liabilities are as follows:

For the year ended and at December 31, 2025

	Revenue	Other income	Costs*
	(EUR thousand)

Parent company
Stevanato Holding S.r.l.	—	96	—

Other related parties
Società Agricola Stella S.r.l.	—	—	158
SFEM Italia S.r.l.	—	—	21
Studio Legale Spinazzi Azzarita Troi	—	—	118
Fondazione Stevanato	—	—	290
Incog BioPharma Services Inc	7,582	—	—
SIT S.p.A.	34	—	1

* Costs include cost of sales, selling, general administrative costs and other expenses net

	Trade receivables	Trade payables	Other Assets	Contract Assets	Other Liabilities
	(EUR thousand)

Parent company
Stevanato Holding S.r.l.	—	—	7,076	—	14,710

Other related parties
Società Agricola Stella S.r.l.	—	59	—	—	—
Studio Legale Spinazzi Azzarita Troi	—	119	37	—	—
SIT Manufacturing	17	—	—	—	—
Incog BioPharma Services Inc	2,586	—	—	4,944	—

For the year ended and at December 31, 2024

	Revenue	Other income	Costs*
	(EUR thousand)

Parent company
Stevanato Holding S.r.l.	—	266	7

Other related parties
Società Agricola Stella S.r.l.	—	1	165
SFEM Italia S.r.l.	—	—	21
E & FKH Ejendomme ApS	—	—	222
Studio Legale Spinazzi Azzarita Troi	—	—	198
Fondazione Stevanato	—	—	180
Incog BioPharma Services Inc	5,557	—	—

* Costs include cost of sales, selling, general administrative costs and other expenses net

	Trade receivables	Trade payables	Other Assets	Contract Assets	Other Liabilities
	(EUR thousand)

Parent company
Stevanato Holding S.r.l.	—	—	9,216	—	22,785

Other related parties
Società Agricola Stella S.r.l.	—	113	—	—	—
SFEM Italia S.r.l.	—	2	—	—	—
Studio Legale Spinazzi Azzarita Troi	—	29	—	—	—
Incog BioPharma Services Inc	208	—	—	3,628	3

For the year ended December 31, 2023

	Revenue	Costs*
	(EUR thousand)

Other related parties
Winckler & Co. Ltd.	—	191
Società Agricola Stella S.r.l.	—	110
SFEM Italia S.r.l.	—	20
E & FKH Ejendomme ApS	—	435
Studio Legale Spinazzi Azzarita Troi	—	311
Fondazione Stevanato	—	240
C.T.S. Studio AS	—	21
Incog BioPharma Services Inc	545	—

* Costs include cost of sales, selling, general administrative costs and other expenses net

Loan from/to related parties

For the year ended December 31, 2023

	Interest received	Interest paid
	(EUR thousand)

Other related parties
SE Holdings Co.Ltd.	—	3

Emoluments to Directors and Key Management

The tables below present the aggregate compensation of the members of the Board of Directors and the Senior Management Team. For the year ended December 31, 2025, the compensation of the Chairman and Chief Executive Officer, Franco Stevanato, is reported within Directors’ fees. For the years ended December 31, 2024 and 2023, the compensation of the Chairman, Franco Stevanato, was reported within emoluments to Directors, while the compensation of the Chief Executive Officer, Franco Moro, was reported within compensation to members of the Senior Management Team.

The fees of the Directors of Stevanato Group S.p.A. are as follows:

For the year ended December 31, 2025

	Fixed remuneration		Variable	Share based	Total
	Annual	Fringe	remuneration(2)	compensation (3)	remuneration
	fee	benefits (1)
(EUR thousand)

Total Directors	2,078	9	290	996	3,373

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO for the Chairman and CEO

(3) Shares granted to board members

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

(1) Fringe benefits related to car and insurance benefits

(2) Pensions expense related to "Trattamento Fine Mandato" accrued during the year

(3) Shares granted to board members

The aggregate compensation for members of the Senior Management Team is as follows:

For the year ended December 31, 2025

	Fixed remuneration		Variable	Pension	Share based	Total
	Annual	Fringe	remuneration(2)	expense (3)	compensation(4)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,124	14	270	552	4	1,964

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued during the year and to certain severance payments

(4)Share‑based compensation includes amounts recognised under the stock grant plan 2023–2027 and other share‑based incentive plans, adjusted to reflect the Group’s best estimate of the number of equity instruments expected to vest.

For the year ended December 31, 2024

	Fixed remuneration		Variable	Pension	Share based	Total
	Annual	Fringe	remuneration(2)	expense(3)	compensation(4)	remuneration
	fee	benefits(1)
(EUR thousand)

Total Other Key Management	1,741	22	79	2,325	719	4,886

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued during the year and to certain severance payments

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

(1) Fringe benefits related to car and insurance benefits

(2) Variable remuneration related to MBO

(3) Pensions expense related to "Trattamento Fine Rapporto" accrued during the year

(4) Shares granted under stock grant plan 2023-2027 and other share-based incentive plans

37. Commitments and contingencies

Commitments, guarantees and contingent liabilities can be described as follows:

	At December 31,	At December 31,
	2025	2024
	(EUR thousand)
Guarantees	107,326	112,614
Total Guarantees	107,326	112,614

The guarantees reported above are measured at nominal value. They represent the potential (maximum) future cash outflow the group may be required to incur if it fails to fulfill its obligations as described below.

At December 31, 2025 the main commitments and risks assumed by the Stevanato Group are as follows:

-
Suretyship issued in favor of Nordea Bank for EUR 1,339 thousand (EUR 1,340 thousand in 2024) on behalf of Stevanato Group Denmark A/S;
-
Letter of comfort in favor of Unicredit AG for EUR 15,000 thousand (EUR 15,000 thousand in 2024) on behalf of the company Balda Medical Gmbh.

The guarantees provided by credit institutions and insurance companies on behalf of Group companies in favor of third parties amounted to EUR 60,368 thousand (EUR 67,476 thousand in 2024) and mainly comprised advance payment and performance bonds issued in favor of clients in the Engineering segment.

Other residual guarantees with individually low value amounts, amounted in aggregate to EUR 30,619 thousand (EUR 28,798 in 2024) and mainly related to mandatory bonds for VAT reimbursements issued by Stevanato Group S.p.A., on behalf of Italian subsidiaries, in favor of Italian Tax Authority.

From time to time, in the ordinary course of business, the Group enters into various arrangements with key third party suppliers. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods with fixed and determinable price provisions. At December 31, 2025, the Group was substantially in compliance with such contract obligations, and no material impacts on the financial statements were identified.

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
-
commodity price risk, arising from the fluctuation in commodities price, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities price market, can cause significant business challenges that can affect production costs, product pricing, company margins and cash flows, value of assets and liabilities.

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

Financial market risks

Due to the nature of the Group’s business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity price risk.

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
-
The main foreign currency to which the Group is exposed is U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against Euro, Mexican Pesos and Renminbi. Other exposures included the exchange rate between the Euro and the following currencies: Japanese Yen and Danish Krone. It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
-
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and India. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenue and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenue, costs and profit as restated in Euro. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.
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

The impact of foreign currency exchange rate differences recorded within financial income/ (expense) for the year ended December 31, 2025, except for those arising on financial instruments measured at fair value, amounted to a net loss of EUR 15,722 thousand (EUR 9,484 thousand net gain in 2024).

There have been no substantial changes in 2025 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The Group actively hedges against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are only partially designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally from three to twelve months.

The Group is holding the following contracts:

At December 31, 2025

		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
	(EUR thousand)
Notional amount (1)	Forward	27,048	—	—	27,048	1,617	Other current financial assets
Average forward rate (EUR/USD)		1.109

Notional amount (2)	Forward	12,866	—	—	12,866	167	Other current financial assets
Average forward rate (EUR/USD)		1.166

Total					39,914	1,784
(1) Derivatives not designated as hedging instruments
(2) Derivatives designated as hedging instruments

At December 31, 2024

		0 to 6 months	6 to 9 months	9 to 12 months	Total	Carrying amount	Line item in the statement of financial position
	(EUR thousand)
Notional amount (2)	Forward	34,349	—	—	34,349	(1,660)	Other current financial liabilities
Average forward rate (EUR/USD)		1.092

Notional amount (2)	Forward	18,079	13,977	2,333	34,389	(1,412)	Other current financial liabilities
Average forward rate (EUR/USD)		1.106	1.073	1.072

Total					68,738	(3,072)
(1) Derivatives not designated as hedging instruments
(2) Derivatives designated as hedging instruments

Set out below is the impact of hedging on equity:

	Cash Flow Hedge Reserve	Cost of Hedging Reserve
	(EUR thousand)
At January 1, 2024	(385)	83
Foreign exchange forward	1,667	9
Tax effect	(465)	(2)
At 31 December, 2024	817	90
Foreign exchange forward	(1,327)	(67)
Tax effect	370	16
At 31 December, 2025	(140)	39

The following table presents an analysis of sensitivity to a change in exchange rates for the currencies the Group is majorly exposed to. Such analysis does not consider the impact of forward currency contracts or collar options. With all other variables held constant, the Group’s marginality is affected as follows:

At December 31, 2025

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(EUR thousand)
Euro	1%	(1)%	(1,033)	1,053
U.S. dollar	3%	(3)%	(3,037)	3,225
	5%	(5)%	(4,966)	5,489

Euro	1%	(1)%	211	(215)
Mexican Pesos	3%	(3)%	620	(659)
	5%	(5)%	1,014	(1,121)

Euro	1%	(1)%	(42)	43
China Renmimbi	3%	(3)%	(123)	130
	5%	(5)%	(201)	222

At December 31, 2024

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(EUR thousand)
Euro	1%	(1)%	(1,032)	1,053
U.S. dollar	3%	(3)%	(3,035)	3,223
	5%	(5)%	(4,962)	5,484

Euro	1%	(1)%	193	(197)
Mexican Pesos	3%	(3)%	567	(602)
	5%	(5)%	928	(1,025)

Euro	1%	(1)%	(122)	125
China Renmimbi	3%	(3)%	(359)	381
	5%	(5)%	(587)	649

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at corporate level and utilizing similar structures as those employed for the management of currency risks. The Group has hedges in place against interest rate risk, covering EUR 254.4 million out of a total of EUR 374.7 million variable rate loans.

The financial liabilities composition and the impact of the hedging instrument on the statement of financial position at December 31, 2025 and December 31, 2024 are as follows:

At December 31, 2025

	Fix Through derivatives	FIX	Floating	Total nominal amount	Effect amortized cost	Total	MtM IRS Derivates	Line item in the statement of financial position
	(EUR thousand)
Bank loans	254,400	910	120,269	375,579	(287)	375,292	(302)	Current financial assets/ Non-current financial assets/ Current financial liabilities/ Non-current financial liabilities
Bank overdrafts	—	—	30,001	30,001	—	30,001	—	Current financial liabilities
Notes	—	50,000	—	50,000	(147)	49,853	—	Non-current financial liabilities
Total	254,400	50,910	150,270	455,580	(434)	455,146	(302)

Percentage of Total	56%	11%	33%

At December 31, 2024

	Fix Through derivatives	FIX	Floating	Total nominal amount	Effect amortized cost	Total	MtM IRS Derivates	Line item in the statement of financial position
	(EUR thousand)
Bank loans	190,709	1,359	120,404	312,472	(223)	312,249	(279)	Current financial assets/ Current financial liabilities/ Non-current financial liabilities
Bank overdrafts	—	—	50,030	50,030	—	50,030	—	Current financial liabilities
Notes	—	50,000	—	50,000	(210)	49,790	—	Non-current financial liabilities
Total	190,709	51,359	170,434	412,502	(433)	412,069	(279)

Percentage of Total	46%	13%	41%

The Group is holding the following hedging contracts (Interest Rate Swaps):

Line item in the statement of financial position	Contract notional	Currency	Carrying amount at December 31, 2025	Carrying amount at December 31, 2024
	(EUR thousand)
Non-current financial assets	107,453	EUR	340	—
Current financial assets	19,447	EUR	158	711
Non-current financial liabilities	98,958	EUR	(208)	(642)
Current financial liabilities	28,542	EUR	(592)	(348)

Set out below is the impact of hedging on equity:

Cash Flow Hedge Reserve
(EUR thousand)
At January 1, 2024	(1,870)
Interest Rate Swap	2,740
Tax effect	(658)
At December 31, 2024	212
Interest Rate Swap	24
Tax effect	(6)
At December 31, 2025	230

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

At December 31, 2025

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(EUR thousand)
	+20 BP	-20 BP	(243.8)	243.8
	+50 BP	-50 BP	(609.5)	609.5
	+100 BP	-100 BP	(1,219.0)	1,219.0

At December 31, 2024

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(EUR thousand)
	+20 BP	-20 BP	(201)	201
	+50 BP	-50 BP	(502)	502
	+100 BP	-100 BP	(1,004)	1,004

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

The Group believes that its total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through the existing relationships with banks, will enable us to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility for at least the next 12 months. However, there can be no assurance that the Group will be able to obtain additional capital, or at acceptable costs.

The following table summarizes the due dates of the Group’s financial and other liabilities at December 31, 2025 and 2024 on the basis of contractual payments of principal portion which have not been discounted:

At December 31, 2025
	Due within one year	Due between one and five years	Due beyond five years	Total
	(EUR thousand)
Bank overdrafts and short-term loan facilities	30,001	—	—	30,001
Borrowings from banks (*)	87,488	276,286	11,806	375,580
Notes (*)	—	50,000	—	50,000
Lease liabilities (**)	4,997	9,907	383	15,287
Other financial liabilities	1,169	—	—	1,169
Trade payables	263,308	—	—	263,308
Tax payables	22,426	—	—	22,426
Other liabilities (***)	65,444	—	1,829	67,273
Employee benefits (****)	965	2,447	3,372	6,784
Total liabilities	475,798	338,640	17,390	831,828

(*) The corresponding balance reported in the consolidated financial statement position is EUR 375,292 thousand and EUR 49,853 thousand respectively and refers to adoption of amortized cost.

(**) The corresponding balance in the consolidated financial statement position is EUR 13,759 thousand and refers to adoption of IFRS 16.

(***) Other liabilities are mainly related to payables to personnel and social security institutions, other tax payables as well as allowance for future expected customer returns.

(****) Allocated in line with the estimated timing of future disbursements.

At December 31, 2024
	Due within one year	Due between one and five years	Due beyond five years	Total
	(EUR thousand)
Bank overdrafts and short-term loan facilities	50,030	—	—	50,030
Borrowings from banks (*)	56,893	245,579	10,000	312,472
Notes (*)	—	50,000	—	50,000
Lease liabilities (**)	5,864	11,731	1,549	19,144
Other financial liabilities	1,573	—	—	1,573
Trade payables	231,020	—	—	231,020
Tax payables	25,431	—	—	25,431
Other liabilities (***)	55,983	—	1,814	57,797
Employee benefits	120	160	6,883	7,163
Total liabilities	426,914	307,470	20,246	754,630

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

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which the Group is theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position.

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

Trade receivables (gross of bad debt allowance) at December 31, 2025, amounting overall to EUR 309,772 thousand (EUR 302,655 thousand in 2024), include receivables not overdue of EUR 245,487 thousand and overdue receivables of EUR 64,285 thousand, of which EUR 47,421 thousand within 90 days, EUR 10,522 thousand between 90 and 180 days, EUR 3,555 thousand between 181 and 365 days and EUR 2,787 thousand beyond 365 days. At December 31, 2025 the Group has accrued an allowance for doubtful accounts amounting to EUR 7,084 thousand (EUR 6,704 thousand in 2024).

Commodity risk

As the Group consumes large amounts of natural gas and electricity for its operating activities, it entered into commodity swap contracts for certain utilities to mitigate commodity risk and the increased volatility in natural gas and electricity prices.

These commodity swap contracts are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity for which floating-price contracts are in place. Hedging the price volatility of forecasted natural gas and electricity consumption is in accordance with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

At December 31, 2025, and 2024 there were no contracts in place.

39. Events after the reporting period

The Group has evaluated subsequent events through March 4, 2026 which is the date consolidated financial statements were issued and concluded that there is nothing material to report.